Form 10KSB, Exhibit 13
period 1996-12-31
AMB FINANCIAL CORP
filed 1997-03-31
CIK 915393

Exhibit 13

                                                   Annual Report

                                Table of Contents




           President's Message

           Selected Consolidated Financial Information

           Management's Discussion and Analysis of Financial
                Condition and Results of Operations

           Independent Auditors' Report

           Consolidated Financial Statements

           Stockholder Information

           Corporate Information

President's Message
to Our Stockholders

On behalf of the Board of Directors, Officers and Employees of AMB Financial Corp., and its wholly owned subsidiary, American Savings, FSB., I am pleased to present our first Annual report as a public corporation.

AMB Financial Corp. successfully completed its initial stock offering on March 31, 1996, and started trading on the NASDAQ (Small Cap) Stock Market on April 1, 1996 under the symbol "AMFC". Initially offered at $10.00 per share the stock closed at $13.25 on December 31, 1996. Earnings for the year ended December 31, were $442,153 or $.43 per share. Our return on average assets for the year was 0.55% with a return on average equity of 3.28%. These figures include the one-time SAIF special assessment of $389,000. Without the one-time special assessment earnings for the year ended December 31, 1996 would have been $676,000 or $.65 per share, the return on assets 0.84% and the return on equity 5.02%.

The Bank experienced strong loan growth of $12.7 million in 1996 as a result of increased loan originations as well as purchases of non-residential loans and equipment leases.

Since the completion of our stock offering, we are continually working to develop goals and long-term strategies to increase profitability, minimize risk, control expenses and enhance shareholder value. Our primary focus continues to be directed towards enhancing shareholders value while remaining a viable, independent banking concern, serving the needs of the residents and businesses in Northwest Indiana.

The entire staff of AMB Financial Corp. appreciates your commitment and support, and we look forward to a long and profitable relationship.

Sincerely,

/s/Clement B. Knapp, Jr.
-----------------------
Clement B. Knapp, Jr.
President

                                 SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                          At December 31,
                                                     -------------------------------------------------------
                                                       1996        1995        1994        1993        1992
                                                       ----        ----        ----        ----        ----
                                                                        (in thousands)
Selected Financial Data:

Total Assets .....................................   $86,102     $69,788     $65,536     $65,130     $64,197
Loans receivable, net ............................    67,366      54,639      51,849      48,602      46,415
Investment securities ............................     8,939       7,017       6,316       7,281       7,187
Mortgage-backed securities .......................     4,019       1,479       1,593       2,362       2,963
Trading account securities .......................       539        --          --          --          --
Deposits .........................................    60,411      59,588      58,281       59,08      58,458
Borrowed Funds ...................................     9,500       3,000       1,000        --          --
Stockholders' equity .............................    15,170       6,314       5,633       5,393       5,043
                                                                      Year Ended December 31,
                                                                          (in thousands)
                                                     -------------------------------------------------------
Selected Operating Data:

Total interest income ............................   $ 5,957     $ 5,222     $ 4,837     $ 4,915     $ 5,318
Total interest expense ...........................     2,955       2,686       2,209       2,240       2,786
                                                     -------     -------     -------     -------     -------

    Net interest income ..........................     3,002       2,536       2,628       2,675       2,532

Provision for loan losses ........................      --            39          62         169          58
                                                     -------     -------     -------     -------     -------
Net interest income after provision
  for loan losses ................................     3,002       2,497       2,566       2,506       2,474
                                                     -------     -------     -------     -------     -------
    Non-interest income:
Fees and service charges .........................       263         203         224         199         202
Commission income ................................        57          59          23          69          58
Gain on sale of securities .......................        99        --            59          19          29
Gain on sale of real estate owned ................        28           2         178        --             1
Other ............................................        64          76          89          93          94
                                                     -------     -------     -------     -------     -------

    Total non-interest income ....................       511         340         573         380         384
                                                     -------     -------     -------     -------     -------
Non-interest expense:
Compensation and benefits ........................     1,129         909         886         880         813
Office occupancy and equipment expense ...........       334         328         347         340         319
Data processing ..................................       295         248         210         207         170
Federal deposit insurance ........................       130         134         134         116         124
SAIF special assessment ..........................       389        --          --          --          --
Write-off stock conversion expenses ..............      --          --           332        --          --
Provision for loss on REO ........................      --          --          --           147        --
Other ............................................       580         595         608         588         509
                                                     -------     -------     -------     -------     -------
    Total non-interest expense ...................     2,857       2,214       2,517       2,278       1,935
                                                     -------     -------     -------     -------     -------

SELECTED CONSOLIDATED FINANCIAL INFORMATION (continued)

                                                                       Year Ended December 31,
                                                                          (in thousands)
                                                     -------------------------------------------------------
                                                       1996        1995        1994        1993        1992
                                                       ----        ----        ----        ----        ----
Income before income taxes and
  extraordinary items ............................       656         623         622         608         923
Income tax provision .............................       214         236         239         228         340
                                                     -------     -------     -------     -------     -------
Income before extraordinary items ................       442         387         383         380         583
Prepayment fee incurred from early
  extinguishment of debt-net .....................      --          --          --          --
                                                        --          --          --          --            84

Net income .......................................       442         387         383         380         499
                                                     -------     -------     -------     -------     -------
                                                                  At or For the Year Ended December 31,
                                                     -------------------------------------------------------
                                                       1996        1995        1994        1993        1992
                                                       ----        ----        ----        ----        ----
                                                                          (in thousands)
Selected Financial Ratios and Other Data:

Return on average assets (1) .....................       .55%        .57%        .58%        .59%        .79%
Return on average stockholders' equity(2)               3.28        6.40        6.74        7.24       10.53
Average stockholders' equity to
   average assets ................................     16.78        8.76        8.61        8.20        7.54
Stockholders' equity to total assets .............     17.62        9.05        8.60        8.28        7.86
Interest rate spread during period ...............      3.37        3.84        4.11        4.30        4.07
Net interest margin (3) ..........................      3.97        4.03        4.25        4.45        4.26
Operating expenses to average assets (4)                3.56        3.29        3.31        3.33        3.09
Efficiency ratio (5) .............................     70.23       76.99       73.72       70.19       67.02
Non-performing assets to total assets ............       .35         .53         .76         .88         .99
Allowance for loan losses to non-
   performing loans ..............................    116.27       97.43       66.00       52.15      101.15
Allowance for loan losses to loans
   receivable, net ...............................       .53         .66         .62         .59         .93
Ratio of average interest-earning assets to
average interest-bearing liabilities .............      1.16x       1.04x      1.04x       1.04x        1.04x
Number of full-service offices ...................         4           4          4           4            4


(1) Return on average assets for 1996 would have been .84% without the SAIF special assessment.

(2) Return on average stockholders' equity for 1996 would have been 5.02% without the SAIF special assessment.

(3) Calculation is based upon net interest income before provision for loan losses divided by interest- earning assets.

(4) For purposes of calculating this ratio, operating expenses for 1993 exclude the provision for losses on real estate owned and for 1994 exclude the write-off of stock conversion expenses. The 1996 ratio would have been 3.07% without the SAIF special assessment.

(5) Non-interest expense, excluding the provision for loss on real estate owned in 1993, the write-off of stock conversion expenses in 1994 and the SAIF special assessment in 1996, divided by net interest income plus other income except for gains and losses on securities available for sale.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND
              RESULTS OF  OPERATIONS



General

         AMB Financial Corp. (the "Company") is the unitary savings bank holding company for American Savings FSB, (the "Bank"), a federally chartered savings bank and a wholly-owned subsidiary of the Holding Company. Collectively, the Holding Company and the Bank are referred to herein as the "Company." On March 29, 1996, the Bank converted from a mutual savings bank to a stock savings bank (the "Conversion"). Concurrent with the Conversion, the Holding Company sold 1,124,125 shares of its common stock in a subscription and community offering at a price of $10.00 per share.

         The Company's primary market area consists of the northwest portion of Lake County, Indiana. Business is conducted from its main office at 8230 Hohman Avenue, Munster, Indiana, as well as three full-service banking offices located in Dyer, East Chicago and Hammond, Indiana. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one-to four-family residences. To a lesser extent, funds are invested in multi-family and commercial real estate, construction, land, consumer and commercial business loans. The Company also invests in mortgage-backed and other securities. The Company's business activities have been limited to its ownership of the Bank and certain short-term and other investments.

         The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. Non-interest income primarily consists of service charges and fees on deposit and loan products. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, federal deposit insurance costs, data processing service fees and other operating expenses.

         The Company's results of operations are significantly affected by general economic and competitive conditions (particularly changes in market interest rates), government policies, changes in accounting standards and actions of regulatory agencies. Future changes in applicable laws, regulations or government policies may have a material impact on the Company. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (including rates on non-deposit investment alternatives), account maturities, and the levels of personal income and savings in the Company's market area.

Operating Strategy

         The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one-to-four-family residential real estate;
(ii) supplement its one-to-four-family residential lending activities with multi-family, commercial real estate, consumer, construction and land loans;
(iii) augment its lending activities with investments in mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets; (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, the volume of the Company's assets and liabilities.

Comparison of Financial Condition at December 31, 1996 and 1995.

         Total consolidated assets of the Company increased $16.3 million, or 23.4% to $86.1 million at December 31, 1996 compared to $69.8 million at December 31, 1995. This increase was primarily due to the $10.7 million in proceeds from the Bank's mutual to stock conversion completed on March 29, 1996, as well as growth in loans receivable, which was partially funded with additional advances from FHLB of Indianapolis in the amount of $6.5 million.

         Investment securities classified as available for sale increased $1.9 million to $8.9 million at December 31, 1996, from $7.0 million at December 31, 1995 as excess funds generated in the conversion were invested in medium term U.S. Government securities. At December 31, 1996, net unrealized gains in the available for sale portfolio were $47,000. Mortgage-backed securities classified as available for sale increase $2.5 million to $4.0 million at December 31, 1996 from $1.5 million at December 31, 1995. The increase is primarily due to purchases of additional securities to deploy excess liquidity into higher yielding investments. At December 31, 1996, net unrealized gains in the available for sale portfolio were $4,000.

         Loan receivable increased by 23.3%, or $12.7 million to $67.4 million at December 31, 1996 primarily due to increased loan originations and the purchase of $4.6 million of commercial mortgage participation and equipment lease financing loans. The overall increase in net loans reflects increases of $5.6 million in one-to-four-family mortgage loans, $4.7 million in non-residential loans, $1.1 million in commercial business loans, and $1.0 million in consumer loans. The loan portfolio represents 78.2% of total assets at December 31, 1996.

         Total deposits increased $800,000 to $60.4 million at December 31, 1996 due to interest credited exceeding net withdrawals of $1.5 million. Total borrowings of $9.5 million at December 31, 1996 reflected a $6.5 million increase in FHLB advances, compared to $3.0 million at December 31, 1995. The additional borrowings were used to fund increased loan demand.

         Stockholders' equity increased $8.9 million to $15.2 million at December 31, 1996 from $6.3 million at December 31, 1995. This increase was primarily due to net proceeds from the sale of the Company's stock of $10.7 million less $899,000 of stock acquired by the Employee Stock Ownership Plan, ("ESOP") the acquisition of stock for the Recognition and Retention Plan ("RRP") which was implemented in the first quarter, at a cost of $579,000 and the purchase of treasury stock of $725,000. In addition, the increase was due to net income for the year of $442,000 partially offset by a decrease in net unrealized gains on investments available for sale of $40,000, net of taxes, and the payment of Company dividends in the amount of $132,000. The ratio of stockholders' equity to total assets at December 31, 1996 was 17.62%, as compared to 9.05% at December 31, 1995. The book value per share of the Company's common stock on December 31, 1996 was $14.21.

Analysis of Net Interest Income

Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

         The following table presents, for the periods indicated, the total dollar amounts of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances and include non-accruing loans. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                                                   Year Ended December 31
                               ----------------------------------------------------------------------------------------------
                                             1996                            1995                           1994
                               ---------------------------- -------------------------------  --------------------------------
                                 Average   Interest           Average      Interest            Average     Interest
                               Outstanding  Earned/  Yield/  Outstanding     Earned/  Yield/  Outstanding    Earned/   Yield/
                                 Balance    Paid      Rate     Balance       Paid      Rate     Balance       Paid      Rate
                                 -------    ----      ----     -------       ----      ----     -------       ----      ----
                                                                    (Dollars in thousands)
Interest-Earning Assets
   Loans receivable(1).......     59,165    4,949      8.36     53,107       4,570      8.61     50,009       4,128      8.25
   Mortgage-backed securities      3,396      230      6.77      1,587         106      6.68      1,939         117      6.03
   Investment securities ....      8,565      521      6.08      6,383         418      6.55      7,330         484      6.60
   Interest-bearing deposits       3,876      214      5.52      1,369          85      6.21      1,964          77      3.92
   FHLB stock ...............        546       43      7.88        546          43      7.88        546          31      5.68
                                  ------    -----      ----     ------       -----      ----     ------       -----      ----
   Total interest-earning
   assets....................     75,548    5,957      7.89     62,992       5,222      8.29     61,788       4,837      7.83
                                  ------    -----      ----     ------       -----      ----     ------       -----      ----

Interest-Bearing Liabilities
  Passbook accounts .........     16,490      510      3.09     16,597         544      3.28     18,244         613      3.36
  Demand and NOW accounts ...      9,258      226      2.44      8,969         245      2.73      9,198         228      2.48
  Certificate accounts ......     36,389    2,025      5.56     33,240       1,799      5.41     31,920       1,367      4.28
  Borrowings ................      3,186      194      6.09      1,567          98      6.25         13           1      7.69
                                  ------    -----      ----     ------       -----      ----     ------       -----      ----
  Total interest-bearing
  liabilities................     65,323    2,955      4.52     60,373       2,686      4.45     59,375       2,209      3.72
                                  -----     -----      ----     ------       -----      ----     ------       -----      ----
Net interest income .........               3,002                            2,536                            2,628
                                            =====                            =====                            =====

Net interest rate spread ....                          3.37                             3.84                             4.11
                                                       ====                             ====                             ====

Net earning assets ..........     10,225                         2,619                            2,413
                                  ======                         =====                            =====

Net yield on average
  interest-earning assets ...                          3.97                             4.03                             4.25
                                                       ====                             ====                             ====
Average interest-earning
  assets to averaage
  interest-bearing
    liabilities..............                1.16                             1.04                 1.04
                                             ====                             ====                 ====

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for losses.

         The table below presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the period indicated. Information is provided in each category with respect to (i) changes attributable to changes in rate (changes in rate multiplied by prior volume), (ii) changes attributable to changes in volume (changes in volume multiplied by prior rate), (iii) changes attributable to the combined impact of volume and rate (changes in the rate multiplied by the changes in the volume), and (iv) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

     `                                                       Year Ended December 31,
                                 ----------------------------------------------------------------------------
                                         1996 Compared to 1995                  1995 Compared to 1994
                                         Increase (Decrease) Due to             Increase (Decrease) Due to
                                 -----------------------------------      -----------------------------------
                                                      Rate/                                   Rate/
                                   Rate     Volume    Volume     Net      Rate     Volume      Volume     Net
                                   ----     ------    ------     ---      ----     ------      ------     ---
                                                              Dollars in Thousands
Interest-earning assets:
Loans Receivable, net .......     (128)      522       (15)      379       175       256        11       442
Mortgage-backed
   securities ...............        1       121         2       124        12       (21)       (2)      (11)
Investment securities .......      (30)      143       (10)      103        (4)      (62)       --       (66)
Interest-bearing deposits ...      (10)      156       (17)      129        45       (23)      (14)        8
FHLB Stock ..................                                      0        12                            12
                                  ----      ----      ----      ----      ----      ----      ----      ----
    Totals ..................     (167)      942       (40)      735       240       150        (5)      385
                                  ----      ----      ----      ----      ----      ----      ----      ----

Interest-bearing liabilities:
Passbook accounts ...........      (31)       (3)                (34)      (15)      (55)        1       (69)
Demand and Now
   accounts .................      (26)        8        (1)      (19)       23        (6)                 17
Certificate accounts ........       51       170         5       226       361        56        15       432
Borrowed funds ..............       (2)      101        (3)       96                 119       (22)       97
                                  ----      ----      ----      ----      ----      ----      ----      ----
    Totals ..................       (8)      276         1       269       396       114        (6)      477
                                  ----      ----      ----      ----      ----      ----      ----      ----
Net change in net
   interest income ..........                                              466                           (92)
                                                                          ----                          ----

Comparison of Operating Results for the Years Ended December 31, 1996 and 1995.

Net Income. The Company's net income for the year ended December 31, 1996 was $442,000 as compared to $387,000 for the same period in 1995, an increase of $55,000. This increase was due primarily to an increase in net interest income of $465,000, and an increase in non-interest income of $171,000, offset in part by an increase in non-interest expense of $642,000. Net income for the year ended December 31, 1996 was reduced by a one-time special assessment of $389,000 ($234,000 after taxes) imposed by federal legislation to recapitalize the Savings Association Insurance Fund ("SAIF").

Interest Income. Total interest income for the year ended December 31, 1996 increased $735,000, or 14.1%, as compared to the prior year. The increase in interest income was the result of an increase in average interest-earning assets of $12.6 million. The increase in average interest-earning assets was the result of a $6.1 million increase in the average balance of loans receivable, a $1.8 million increase in the average balance of mortgage-backed securities, a $2.2 million increase in the average balance of investment securities and a $2.5 million increase in the average balance of interest-bearing deposits. These increases reflect the Company's investment of net proceeds received from the stock conversion as well as from an increase in the average balance of interest-bearing liabilities. During the year ended December 31, 1996, the average yield on interest-earning assets declined to 7.89% from 8.29% during the year ended December 31, 1995. The decline in yield on average interest-earning assets was due primarily to a higher proportion of lower yielding investments acquired as a result of investing the stock conversion proceeds.

Interest Expense. Total interest expense for the year ended December 31, 1996 increased $270,000, or 10% to $3.0 million as compared to $2.7 million in the prior year. Deposit interest increased by $173,000, primarily as a result of the $3.3 million increase in the average balance of deposit accounts and the .04% increase in the cost of savings. The average certificate deposit base increased by $3.1 million in 1996 as the Bank offered limited special premium rates and solicited new public funds. Interest expense on borrowed funds increased $97,000, or double to $194,000 for the year ended December 31, 1996. The average balance of borrowed funds increased $1.6 million to $3.2 million for the year ended December 31, 1996. This increase was due to funding requirements for new mortgage loans and to a lesser extent for normal operating liquidity.

Provision for Loan Losses. The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level deemed adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors which, in management's judgment, deserve current recognition in estimating losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans, and economic conditions.

No provision for loan losses was recorded during the year ended December 31, 1996 while a $39,000 provision was recorded in the comparable 1995 period. The decrease in the provision for losses on loans was due to the continued low level of past due and problem loans. The Bank will continue to review its allowance for loan losses and make future provisions as economic and regulatory conditions dictate. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Non-Interest Income. The Company's non-interest income increased $173,000 to $511,000 for the year ended December 31, 1996 compared to $340,000 for the previous year. The increase was due primarily to an increase in loan fees of $29,000 resulting from higher loan volume, an increase in deposit related fees of $30,000 due to general increases in many service fee categories, gains on the sale of investment securities available for sale of $53,000, an unrealized gain on securities held for trade of $46,000, and gain on sale of real estate owned of $26,000, offset by a decrease in other operating income of $12,000.

Non-Interest Expense. The Company's non-interest expense increased $642,000 to $2.8 million for the year ended December 31, 1996 compared to $2.2 million for the previous year. The increase primarily resulted from a $389,000 charge for the amount of the special insurance assessment to recapitalize the SAIF. Staffing costs also increased $220,000 during the year due to salary and benefit increases of $103,000, the expense recognition of the ESOP of $101,000 and the RRP of $16,000. In addition, there was approximately $94,000 of expenses relating to operations as a public company which did not occur in the previous year.

Provision for Income Taxes. Tax expense for the year ended December 31, 1996 decreased $22,000 to $214,000 compared to $236,000 for the comparable year in 1995. Income taxes decreased by $32,000 primarily as a result of a decrease in the effective tax rates between the periods.

Comparison of Operating Results for the Years Ended December 31, 1995 and 1994.

Net Income. The Bank's net income for the year ended December 31, 1995 was $387,000 as compared to $383,000 for the same period in 1994, an increase of $4,000. The increase was the result of a decrease in the provision for loan losses of $23,000 and a decrease in non-interest expense of $303,000, partially offset by a decrease in net interest income of $92,000 and a decrease in non-interest income of $233,000.

Interest Income. Total interest income increased by $385,000 for the year ended December 31, 1995, as compared to the previous year ended December 31, 1994 due primarily to increases in the average balances of interest earning assets of $1.2 million for the year ended December 31, 1995, and increases in yields on average interest-earning assets from 7.83% for the year ending December 31, 1994 to 8.29% for the year ended December 31, 1995. The increase in interest-earning assets and average yields during the year ended December 31, 1995 was primarily caused by an increase in loans receivable due to the Bank's diversification of its loan portfolio and purchases of commercial business leases and loan participations coupled with generally higher market interest rates in 1995.

Interest Expense. The Bank's interest expense increased $477,000 for the year ended December 31, 1995 from the same period in 1994. This increase was the result of increases in average interest-bearing liabilities, as well as increases in the average cost of funds. Average interest-bearing liabilities increased to $60.4 million during the year ended December 31, 1995 from $59.4 million during the year ended December 31, 1994 primarily due to an increase in FHLB advances to fund the Bank's diversification of its loan portfolio and to purchase commercial business leases and loan participations. The average rate paid on interest-bearing liabilities increase to 4.45% for the year ended December 31, 1995 from 3.72% for the year ended December 31, 1994. The increase in rates was primarily the result of an increase in short and intermediate term market rates on deposits and to increases in the Bank's outstanding amount of certificates of deposit and borrowings.

Provision for Loan Losses. The provision for loan losses amounted to $39,000 for the year ended December 31, 1995 as compared to $62,000 provision during the year ended December 31, 1994. Management believes that the allowance for loan losses of $360,000 is adequate given the state of the local economy and the Bank's loan portfolio. The Bank will continue to review its allowance for loan losses and make further provisions as economic and regulatory conditions dictate.

Non-Interest Income. The Bank's non-interest income decreased $233,000 for the year ended December 31, 1995. The decrease was primarily the result of a decrease in gains on the sale of real estate owned of $176,000 and a decrease in gains on the sale of investment securities of $59,000. Loan related fees and service charges also decreased during the year ended December 31, 1995 primarily due to a reduction in loan origination's and reduced recognition of deferred loan fees on loan pay-offs, resulting from an increase in rates.

Non-Interest Expense. Non-interest expense decreased $303,000 for the year ended December 31, 1995 primarily as a result of the Bank's write off of $332,000 of previously incurred stock conversion expenses in the 1994 period which did not recur during the 1995 period.

Provision for Income Taxes. The change in income taxes for the year ended December 31, 1995 and 1994 was insignificant. The effective tax rate for the 1995 and 1994 periods were 37.9% and 38.4% respectively.

Interest Rate Risk Management

         The principal objectives of the Company's interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives; (ii) quantify and monitor the amount of interest rate risk inherent in the asset/liability structure; and (iii) modify the Company's asset/liability structure, as necessary, to manage interest rate risk and maintain net interest margins in changing rate environments. Management seeks to reduce the vulnerability of the Company's operating results to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing periods. The Company does not currently engage in the use of off-balance sheet derivative instruments to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, management does not intend to engage in such activities in the immediate future.

         Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings and net asset value of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, and net asset value, falling interest rates could result in a decrease in net interest income and net asset value. Finally, a flattening of the "yield curve" (i.e., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

         In managing the Company's asset/liability position, the Board and management attempt to manage the Company's interest rate risk while enhancing net interest margins. However, the Board of Directors continues to believe that the increased net interest income resulting from a mismatch in the maturity of the Company's asset and liability portfolios can, during periods of declining or stable interest rates and periods in which there is a substantial positive difference between long- and short-term interest rates (ie., a "positively sloped yield curve"), provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. As a result, the Company's results of operations and net portfolio values remain significantly vulnerable to increases in interest rates and to fluctuations in the difference between long- and short-term interest rates.

         Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive adjustable-rate loans. At December 31, 1996, adjustable-rate loans represented $25.9 million, or 37.6% of the total loan portfolio. Second, most of the increase in non-residential loans of $4.7 million is the result of a small number of large loans primarily with adjustable rates. Third, most of the mortgage-backed securities purchased by the Company in recent years had adjustable interest rates and/or short or intermediate effective terms to maturity, At December 31, 1996, the Company had $4.0 million of adjustable-rate mortgage-backed pass-through securities. Fourth, a significant portion of the Company's other debt securities (primarily U.S. Government and agency securities) are short- or intermediate-term instruments with $8.1 million of such securities contractually maturing within five years of December 31, 1996. Fifth, the Company has a substantial amount of regular savings, transaction, money market and club accounts which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 1996, the Company had $16.3 million of regular savings accounts, $2.5 million of money market accounts and $6.7 million of NOW, checking and club accounts. Overall, these accounts comprised 42.2% of the Company's total deposit base.

         One approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk (in the event of an assumed change in interest rates) is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must make a deduction from total capital available to meet risk-based capital requirements. The amount of that deduction is one half of the difference between (i) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (ii) its "normal" level of exposure which is 2% of the present value of its assets. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Savings institutions, however, with less than $300 million in assets and a total risk-based capital ratio in excess of 12%, such as the Bank, are generally not subject to this requirement. If the Bank had been subject to this requirement at December 31, 1996, its interest rate risk would have been considered "normal" and no adjustment to its risk-based capital would have been required.

         The following table sets forth, at December 31, 1996, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-400 basis points, measured in 100 basis point increments).

  Change in Interest Rates        Estimated NPV           Estimated Increase (Decrease) in NPV
     (Basis Points)                  Amount                   Amount                   Percent
     --------------                  ------                   ------                   -------
                                         (Dollars in thousands)
          +400                      $ 8,679                 $( 4,156)                    (32)
          +300                        9,790                   (3,046)                    (24)
          +200                       10,901                   (1,934)                    (15)
          +100                       11,949                     (886)                    ( 7)
           ---                       12,835                      ---                     ---
          -100                       13,438                      603                       5
          -200                       13,796                      961                       7
          -300                       14,128                    1,293                      10
          -400                       14,695                    1,860                      14


         Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

Liquidity and Capital Resources

         The Company's primary sources of funds are deposits, principal and interest payments on loans and securities and, to a lesser extent, borrowings and proceeds from the sale of loans and securities. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

         The primary investing activities of the Company are the origination of real estate and other loans, and the purchase of mortgage-backed and other securities. During the years ended December 31, 1996, and 1995, the Company's disbursements for loan originations totaled $22.9 million, and $14.9 million respectively. For the years ended December 31, 1996, and 1995, purchases of mortgage-backed securities totaled $3.0 million, and $0, respectively, and purchases of other securities totaled $3.1 million and $800,000, respectively. These activities were funded primarily by net deposit inflows, borrowings and principal repayments on loans and securities.

         For the years ended December 31, 1996, and 1995, the Company experienced net increases in deposits (including the effect of interest credited) of $800,000, and $1.3 million respectively. The nominal increase in fiscal 1996 reflects relatively flat market interest rates, customer preference for alternative investments, and deposits withdrawn to purchase stock in the Conversion. The increase in fiscal 1995 reflects the general increase in market interest rates which made deposit products (particularly shorter term certificates of deposit) a more attractive investment alternative for the Company's customers. Proceeds from FHLB advances were $8.5 million in fiscal 1996, and $3.0 million in fiscal 1995. FHLB advances of $2.0 million and $1.0 million were repaid in fiscal 1996 and 1995 respectively. Financing cash flows for fiscal 1996 also include $10.7 million in net proceeds from the sale of common stock in the offering (other than ESOP shares).

         The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 1996, the Company's borrowing limit from the FHLB of Indianapolis was approximately $29.8 million, with unused borrowing capacity of $20.3 million at that date.

         The Company is required to maintain an average daily balance of liquid assets and short-term liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by OTS regulations. The minimum required liquidity and short-term liquidity ratios are currently 5.0% and 1.0%, respectively. At December 31, 1996, the Company's liquidity ratio was 15.4% and its short- term liquidity ratio was 4.7%.

         The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 1996 and 1995, cash and cash equivalents totaled $2.6 million and $4.0 million, respectively.

         At December 31, 1996, the Company had outstanding loan origination commitments of $726,000, undisbursed construction loans in process of $910,000, and unadvanced lines of credit extended to customers of $6.6 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 1996 totaled $25.7 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

         The main sources of liquidity for the Company are net proceeds from the sale of stock and dividends received from the Bank, if any. The main cash outflows are payments of dividends to shareholders and any repurchases of the Company's common stock. In November 1996, the Company completed the repurchase of 5% of its shares under a repurchase program and 4% of its shares for awards under its recognition and retention plan. A total of 101,171 shares were repurchased at a cost of $1.3 million.

         The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

         The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 1996 with tangible and leverage capital ratios of 13.08% and a total risk-based capital ratio of 24.86%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings bank must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

Impact of Inflation and Changing Prices

         The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of  New Accounting Standards

         In December 1996, the FASB issued Statement of Financial Accounting Standards No. 127 "Deferral of the Effective Date of Certain Provisions of the FASB Statement No. 125" ("SFAS No. 127"). The statement delays for one year the implementation of SFAS No. 125, as it relates to (1) secured borrowings and collateral, and (2) for the transfers of financial assets that are part of repurchase agreement, dollar-roll, securities lending and similar transactions.

         The Company has adopted portions of SFAS No. 125 (those not deferred by SFAS No. 127) effective January 1, 1997. Adoption of these portions did not have a significant effect on the Company's financial condition or results of operations. Based on its review of SFAS No. 125, management does not believe that adoption of the portions of SFAS No. 125 which have been deferred by SFAS No. 127 will have material effect on the Company.

         The foregoing does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the FASB which are of particular interest to financial institutions.

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
AMB Financial Corp

         We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1996, in conformity with generally accepted accounting principles.





February 14, 1997
Hickory Hills, Illinois

                                 AMB FINANCIAL CORP.
                                  AND SUBSIDIARIES

                   Consolidated Statements of Financial Condition


                                                                December 31,
                                                        ---------------------------
                                                             1996           1995
                                                        -----------     -----------
Assets

Cash and amounts due from
  depository institutions .........................     $ 1,473,962       3,032,908
Interest-bearing deposits .........................       1,093,405       1,003,909
                                                        -----------     -----------
  Total cash and cash equivalents .................       2,567,367       4,036,817
Investment securities, available for sale,
  at fair value (note 2) ..........................       8,938,937       7,016,697
Investment securities held for trade (note 3) .....         539,500            --
Mortgage-backed securities, available for sale,
  at fair value (note 4) ..........................       4,018,835       1,478,841
Loans receivable (net of allowance for loan losses:
  1996 - $354,631; 1995 - $359,535) (note 5) ......      67,365,632      54,638,741
Stock in Federal Home Loan Bank of Indianapolis ...         545,600         545,600
Office properties and equipment - net (note 6) ....         510,603         608,944
Accrued interest receivable (note 7) ..............         452,955         386,633
Prepaid expenses and other assets (note 8) ........       1,162,631       1,075,867
                                                        -----------     -----------

   Total assets ...................................      86,102,060      69,788,140
                                                        ===========     ===========

Liabilities and Stockholders' Equity

Liabilities:
Deposits (note 9) .................................      60,410,997      59,588,157
Borrowed money (note 10) ..........................       9,500,000       3,000,000
Advance payments by borrowers
  for taxes and insurance .........................         312,213         324,496
Other liabilities  (note 11) ......................         708,993         561,984
                                                        -----------     -----------
  Total liabilities ...............................      70,932,203      63,474,637
                                                        -----------     -----------

                                      AMB FINANCIAL CORP.
                                       AND SUBSIDIARIES

                        Consolidated Statements of Financial Condition


                                                                            December 31,
                                                                 ----------------------------
                                                                      1996           1995
                                                                 -----------       ----------
Stockholders' Equity:

Preferred stock, $.01 par value: authorized
  100,000 shares; none outstanding .........................             --                --
Common stock, $.01 par value: authorized 1,900,000 shares;
  1,124,125 shares issued and 1,067,919 shares outstanding
  at December 31, 1996 .....................................           11,241              --
Additional paid-in capital .................................       10,657,746              --
Retained earnings, substantially restricted ................        6,564,204         6,242,782
Unrealized gain on securities available
  for sale, net of income taxes ............................           30,386            70,721
Treasury stock, at cost (56,206 shares at December 31, 1996)         (724,718)             --
Common stock acquired by Employee Stock Ownership Plan .....         (809,370)             --
Common stock awarded by Recognition and Retention Plan .....         (559,632)             --
                                                                 ------------      ------------
  Total stockholders' equity (notes 15 and 16) .............       15,169,857         6,313,503
                                                                 ------------      ------------

Commitments and contingencies (notes 18 and 19)

   Total liabilities and stockholders' equity ..............     $ 86,102,060        69,788,140
                                                                 ============      ============








                 See accompanying notes to consolidated financial statements.

                                       AMB FINANCIAL CORP.
                                         AND SUBSIDIARIES

                                Consolidated Statements of Income



                                                        Years Ended December 31,
                                                ----------------------------------------
                                                   1996           1995           1994
                                                ----------     ----------     ----------
Interest income:
  Interest on loans .......................     $4,949,491      4,569,803      4,127,635
  Interest on mortgage-backed securities ..        230,175        106,224        117,428
  Interest on investment securities .......        520,663        417,849        483,691
  Interest on interest-bearing deposits ...        214,295         85,422         77,207
  Dividends on Federal Home Loan Bank stock         42,694         42,972         31,402
                                                ----------     ----------     ----------
     Total interest income ................      5,957,318      5,222,270      4,837,363
                                                ----------     ----------     ----------

Interest expense:
  Interest on deposits ....................      2,760,774      2,587,591      2,208,619
  Interest on borrowings ..................        194,431         97,925          1,174
                                                ----------     ----------     ----------
     Total interest expense ...............      2,955,205      2,685,516      2,209,793
                                                ----------     ----------     ----------

     Net interest income before provision
      for loan losses .....................      3,002,113      2,536,754      2,627,570
Provision for loan losses (note 5) ........           --           39,384         61,613
                                                ----------     ----------     ----------
     Net interest income after provision
      for loan losses .....................      3,002,113      2,497,370      2,565,957
                                                ----------     ----------     ----------

Non-interest income:
  Loan fees and service charges ...........         97,576         68,700        123,963
  Commission income .......................         57,491         58,699         23,258
  Unrealized gain on trading securities-net         46,484           --             --
  Gain on sale of securities ..............         52,617           --           59,091
  Gain on sale of real estate owned .......         27,821          1,960        178,342
  Deposit related fees ....................        165,114        134,653         99,602
  Other income ............................         63,700         75,587         88,705
                                                ----------     ----------     ----------
     Total non-interest income ............        510,803        339,599        572,961
                                                ----------     ----------     ----------

                                       AMB FINANCIAL CORP.
                                         AND SUBSIDIARIES

                          Consolidated Statements of Income (continued)



                                                                Years Ended December 31,
                                                        --------------------------------------
                                                           1996          1995           1994
                                                        ---------     ---------      ---------
Non-interest expense:
  Staffing costs (notes 12 and 13) ...............      1,128,341        908,837        885,799
  Advertising ....................................         79,967        104,100         77,960
  Occupancy and equipment expenses (note 6) ......        334,286        328,432        346,406
  Data processing ................................        295,258        247,764        209,894
  Federal deposit insurance premiums .............        129,639        134,316        134,273
  SAIF special assessment (note 17) ..............        389,255           --             --
  Write-off of stock conversion expenses (note 22)           --             --          331,795
  Other ..........................................        499,731        491,137        530,443
                                                       ----------     ----------     ----------
     Total non-interest expense ..................      2,856,477      2,214,586      2,516,570
                                                       ----------     ----------     ----------

Income before income taxes .......................        656,439        622,383        622,348
  Income taxes (note 14) .........................        214,286        235,700        239,069
                                                       ----------     ----------     ----------

     Net income ..................................     $  442,153        386,683        383,279
                                                       ==========     ==========     ==========



Earnings per share -
     Primary .....................................     $      .43            N/A            N/A
     Fully diluted ...............................     $      .43            N/A            N/A

Dividends declared on common stock ...............     $      .12            N/A            N/A












                  See accompanying notes to consolidated financial statements.

                                                         AMB FINANCIAL CORP.
                                                          AND SUBSIDIARIES

                                     Consolidated Statements of Changes in Stockholders' Equity

                                                 Three Years Ended December 31, 1996


                                                                       Unrealized
                                                                       Gain (Loss)
                                                                          on                     Common     Common
                                            Additional                 Securities                 Stock      Stock
                                   Common    Paid-in      Retained     Available    Treasury    Acquired    Awarded
                                   Stock     Capital      Earnings      For Sale      Stock      by ESOP    by RRP      Total
                                   -----     -------      --------      --------      -----      -------    ------      -----
Balance at December 31, 1993     $   -            -       5,472,820      (80,000)       -           -          -       5,392,820

Net income                                                  383,279                                                      383,279
Adjustment of securities
  available for sale to fair
  value, net of tax effect                                              (143,557)                                       (143,557)
                                   ------   ----------    ---------      -------     -------     -------    -------    ---------

Balance at December 31, 1994         -            -       5,856,099     (223,557)       -           -          -       5,632,542

Net income                                                  386,683                                                      386,683
Adjustment of securities
  available for sale to fair
  value, net of tax effect                                               294,278                                         294,278
                                   ------   ----------    ---------      -------     -------     -------    -------    ---------

Balance at December 31, 1995         -            -       6,242,782       70,721        -           -          -       6,313,503

Net income                                                  442,153                                                      442,153
Adjustment of securities
  available for sale to fair
  value, net of tax effect                                               (40,335)                                        (40,335)
Net proceeds of common stock
  issued in stock conversion       11,241   10,646,866                                          (899,300)              9,758,807
Purchase of treasury stock
  (56,206 shares)                                                                   (724,718)                           (724,718)
Purchase of stock for RRP                                                                                  (578,929)    (578,929)
Amortization of award of
  RRP stock                                                                                                  19,297       19,297
Contribution to fund ESOP loan                  10,880                                            89,930                 100,810
Dividends declared on
  common stock                                             (120,731)                                                    (120,731)
                                   ------   ----------    ---------      -------     -------     -------    -------   ----------

Balance at December 31, 1996     $ 11,241   10,657,746    6,564,204       30,386    (724,718)   (809,370)  (559,632)  15,169,857
                                   ======   ==========    =========      =======     =======     =======    =======   ==========



                                    See accompanying notes to consolidated financial statements.

                                                AMB FINANCIAL CORP.
                                                 AND SUBSIDIARIES

                                       Consolidated Statements of Cash Flows

                                                                             Years Ended December 31,
                                                             ----------------------------------------------------
                                                                  1996               1995               1994
                                                             -------------      -------------      --------------
 Cash flows from operating activities:
  Net income ...........................................     $     442,153            386,683            383,279
  Items not requiring (providing) cash:
     Depreciation ......................................           139,808            132,848            130,493
     Amortization of cost of stock benefit plans .......           120,107               --                 --
     Amortization of premiums and accretion of discounts              (434)            (5,778)               472
     Net gain on sale of securities ....................           (52,617)              --              (59,091)
     Net gain on sale of real estate owned .............           (27,821)            (1,960)          (178,342)
     Loss on disposal of fixed assets ..................              --                 --                  930
     Provision for loan losses .........................              --               39,384             61,613
     Unrealized gain on securities held for trade ......           (46,484)              --                 --
     Purchase of trading account securities ............          (493,016)              --                 --
     Increase (decrease) in deferred income on loans ...            23,507            (34,771)            14,806
     Increase (decrease) in accrued and deferred
      income taxes .....................................           (50,221)           204,700           (171,400)
     (Increase) decrease in accrued interest receivable            (66,322)           (49,731)            14,621
     Increase in accrued interest payable ..............            24,739             28,784              8,056
     Increase in deferred compensation .................            71,069             63,068             56,535
     Other, net ........................................            41,548              2,572            189,617
                                                             -------------      -------------      -------------

Net cash provided by operating activities ..............           126,016            765,799            451,589
                                                             -------------      -------------      -------------

Cash flows from investing activities:
     Proceeds from sales of investment securities ......           132,617               --            3,832,813
     Proceeds from maturities of investment securities .         1,000,000            500,000            500,000
     Purchase of investment securities .................        (3,056,153)          (798,004)        (3,515,796)
     Proceeds from repayments of mortgage-backed
      securities .......................................           481,548            207,673            682,335
     Purchase of mortgage-backed securities ............        (3,034,420)              --                 --
     Property and equipment expenditures, net ..........           (41,467)          (120,181)          (118,487)
     Purchase of loans .................................        (4,647,821)        (3,439,588)          (893,590)
     Proceeds from sale of loans .......................              --                 --              112,200
     Loan disbursements ................................       (22,901,235)       (14,920,478)       (17,947,552)
     Loan repayments ...................................        14,800,656         15,517,663         15,355,180
     Proceeds from sale of real estate owned ...........            25,823             49,183            241,618
                                                             -------------      -------------      -------------

Net cash provided for investing activities .............       (17,240,452)        (3,003,732)        (1,751,279)
                                                             -------------      -------------      -------------

                                                AMB FINANCIAL CORP.
                                                 AND SUBSIDIARIES

                                 Consolidated Statements of Cash Flows (continued)

                                                                             Years Ended December 31,
                                                             ----------------------------------------------------
                                                                  1996               1995               1994
                                                             -------------      -------------      --------------
Cash flows from financing activities:
     Net proceeds from sale of common stock ............         9,758,807               --                 --
     Deposit receipts ..................................       122,368,827        108,637,226        102,605,184
     Deposit withdrawals ...............................      (123,874,056)      (109,461,879)      (105,070,201)
     Interest credited to deposits .....................         2,328,069          2,132,233          1,659,464
     Proceeds from borrowed money ......................         8,500,000          3,000,000          1,000,000
     Repayment of borrowed money .......................        (2,000,000)        (1,000,000)              --
     Increase (decrease) in advance payments by
       borrowers for taxes and insurance ...............           (12,283)            52,705            (78,147)
     Purchase of treasury stock ........................          (724,718)              --                 --
     Purchase of RRP stock .............................          (578,929)              --                 --
     Dividends paid on common stock ....................          (120,731)              --                 --
                                                             -------------      -------------      -------------

Net cash provided by financing activities ..............        15,644,986          3,360,285            116,300
                                                             -------------      -------------      -------------

Net change in cash and cash equivalents ................        (1,469,450)         1,122,352         (1,183,390)

Cash and cash equivalents at beginning of year .........         4,036,817          2,914,465          4,097,855
                                                             -------------      -------------      -------------

Cash and cash equivalents at end of year ...............     $   2,567,367          4,036,817          2,914,465
                                                             =============      =============      =============


Supplemental disclosure of cash flow information:
Cash paid during the year for:
   Interest ............................................     $   2,930,466          2,656,732          2,201,737
   Income taxes ........................................           265,709            131,000            346,097
  Non-cash investing activities:
   Transfer of loans to foreclosed real estate .........     $        --               48,463             49,617



                           See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

1)       Summary of Significant Accounting Policies

         AMB Financial Corp. (the "Company") is a Delaware corporation incorporated on November 23, 1993 for the purpose of becoming the savings and loan holding company for American Savings, FSB (the "Bank"). On March 29, 1996, the Bank converted from a mutual to a stock form of ownership, and the Company completed its initial public offering, and, with a portion of the net proceeds acquired all of the issued and outstanding capital stock of the Bank (the "Conversion").

         The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to general practice within the thrift industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The following is a description of the more significant policies which the Bank follows in preparing and presenting its consolidated financial statements.

         Principles of Consolidation

         The accompanying consolidated financial statements consist of the accounts of the Company, and its wholly owned subsidiary, American Savings FSB, the Bank's wholly owned subsidiary, NIFCO, Inc. and the wholly owned subsidiary of NIFCO, Inc., Ridge Management, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

         Investment  Securities and  Mortgage-Backed  Securities,  Available for
         Sale

         Investment securities and mortgage-backed securities available for sale are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for investments the Company has the positive intent and ability to hold to maturity.

         SFAS 115 requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading. Held to maturity securities are measured at amortized cost. Unrealized gains and losses on trading securities are included in income. Unrealized gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders' equity.

1)       Summary of Significant Accounting Policies (continued)

         The Company has currently designated all of its investment securities and mortgage-backed securities as available for sale, and has recorded these investments at their current fair values. Unrealized gains and losses are recorded in a valuation account which is included, net of income taxes, as a separate component of stockholders' equity. Gains and losses on the sale of securities are determined using the specific identification method and are reflected in earnings when realized.

         Investment Securities Held For Trade

         Trading  account   securities  are  carried  at  fair  value,  and  net
         unrealized   gains  and  losses  are  reflected  in  the   consolidated
         statements of income.

         Loans Receivable and Related Fees

         Loans are stated at the principal amount outstanding, net of loans in process, deferred fees and the allowance for losses. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become 90 days past due or earlier if conditions warrant. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is charged against current income.

         Loan origination fees are being deferred in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and amortized into interest income as an adjustment of yield.

         On January 1, 1995,  the Company  adopted SFAS No. 114  "Accounting  by
         Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" which impose certain requirements on the measurement of impaired loans. These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Substantially all of the Company's lending is excluded from the provisions of SFAS 114 and SFAS 118.

         Under these statements, of the remaining loans which are evaluated for impairment (a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement), there were no material amounts of loans which met the definition of an impaired loan during the year ended December 31, 1996 and no loans to be evaluated for impairment at December 31, 1996.

1)       Summary of Significant Accounting Policies (continued)

         Allowance for Loan Losses

         The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors which, in management's judgement, deserve current recognition in estimating losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans and economic conditions.

         Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

         Real Estate Owned

         Real estate acquired through foreclosure or deed in lieu of foreclosure is carried at the lower of fair value minus estimated costs to sell or the related loan balance at the date of foreclosure. Valuations are periodically performed by management and an allowance for loss is established by a charge to operations if the carrying value of a property exceeds its fair value minus estimated costs to sell.

         Depreciation and Amortization

         Depreciation of office properties and equipment is accumulated on the straight line basis over estimated lives of the various assets. The cost of leasehold improvements is amortized using the straight line method over the term of the lease.

         Income Taxes

         The Company files a consolidated federal income tax return with the Bank. The provision for federal and state taxes on income is based on earnings reported in the financial statements. Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the consolidated financial statements. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date.

1)       Summary of Significant Accounting Policies (continued)

         Consolidated Statements of Cash Flows

         For the purposes of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, interest-bearing deposits in other financial institutions and Federal funds sold.

         Earnings per Share

         Earnings per share for the year ended December 31, 1996 was determined by dividing net income for the year by 1,027,090 and 1,031,035, the weighted average number of both primary and fully diluted shares of common stock and common stock equivalents outstanding. Stock options are regarded as common stock equivalents and are therefore considered in both primary and fully diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method. Earnings per share information for the prior year periods is not meaningful because the Company was not a public company until March 29, 1996.

         Reclassification

         Certain 1994 and 1995 amounts have been reclassified to conform with the 1996 presentation.

2)       Investment Securities, Available for Sale

         Investment securities available for sale are recorded at fair value in accordance with SFAS 115. This portfolio is summarized as follows:

                                                    Gross         Gross
                                  Amortized      Unrealized    Unrealized       Fair
                                     Cost           Gains         Losses        Value
                                 ----------     ----------     ----------     ----------
 December 31, 1996
United States Government
 securities ................     $8,260,086         54,019         30,752      8,283,353
Marketable equity securities        632,085         23,499           --          655,584
                                 ----------     ----------     ----------     ----------

                                 $8,892,171         77,518         30,752      8,938,937
                                 ==========     ==========     ==========     ==========


 December 31, 1995
United States Government
 securities ................     $6,235,825        149,026          1,066      6,383,785
Marketable equity securities        677,651         35,261         80,000        632,912
                                 ----------     ----------     ----------     ----------

                                 $6,913,476        184,287         81,066      7,016,697
                                 ==========     ==========     ==========     ==========

         The contractual maturity of the above investments is summarized as follows:

                                     December 31, 1996            December 31, 1995
                                 -------------------------     -------------------------
                                  Amortized        Fair         Amortized        Fair
  Term to Maturity                   Cost          Value           Cost          Value
  ----------------                   ----          -----           ----          -----
Due in one year or less ....     $  749,722        750,920      1,000,058      1,005,525
Due after one year through
  five years ................     7,284,914      7,306,020      4,851,563      4,976,680
Due after five years through
  ten years .................       225,450        226,413        384,204        401,580
Marketable equity securities        632,085        655,584        677,651        632,912
                                 ----------     ----------     ----------     ----------
                                 $8,892,171      8,938,937      6,913,476      7,016,697
                                 ==========     ==========     ==========     ==========

         Proceeds from sales of investment securities available for sale during the year ended December 31, 1996 were $132,617 with gross gains of $52,617 realized on those sales. There were no sales of investment securities available for sale during the year ended December 31, 1995. Proceeds from sales of investment securities available for sale during the year ended December 31, 1994 were $2,532,813 with gross gains of $37,130 and gross losses of $11,001 realized on those sales. The change in net unrealized gains and losses during the current year of $56,455, net of the tax effect of $22,582, resulted in a $33,873 charge to stockholders' equity.

3)       Investment Securities Held for Trade

         Investment securities held for trade are accounted for at their current fair values. Investment securities held for trade at December 31, 1996, consists of common stock equity securities. The adjustment of these securities to their current fair values has resulted in a net unrealized gain of $46,484 as of December 31, 1996. There were no sales of investment securities held for trade during the year ended December 31, 1996.

4)       Mortgage-Backed Securities, Available for Sale

         Mortgage-backed securities available for sale are recorded at fair value in accordance with SFAS 115. This portfolio is summarized as follows:

                                                        Gross          Gross
                                      Amortized      Unrealized     Unrealized        Fair
                                        Cost            Gains         Losses          Value
                                     ----------      ----------     ----------     ----------
December 31, 1996
  Participation Certificates:
   FHLMC - Fixed rate ..........     $3,177,901           2,743          5,293      3,175,351
   FNMA  - Adjustable rate .....         81,640             231           --           81,871
   GNMA  - Adjustable rate .....        755,414           7,053            854        761,613
                                     ----------      ----------     ----------     ----------

                                     $4,014,955          10,027          6,147      4,018,835
                                     ==========      ==========     ==========     ==========


  Weighted average interest rate           6.87%
                                           ====


December 31, 1995
  Participation Certificates:
   FHLMC - Fixed rate ..........     $  444,125           5,692            531        449,286
   FNMA  - Adjustable rate .....         95,390           1,945           --           97,335
   GNMA  - Adjustable rate .....        924,676           8,428            884        932,220
                                     ----------      ----------     ----------     ----------

                                     $1,464,191          16,065          1,415      1,478,841
                                     ==========      ==========     ==========     ==========


  Weighted average interest rate           7.22%
                                           ====


         There were no sales of mortgage-backed securities available for sale during the years ended December 31, 1996, 1995 and 1994. The change in net unrealized gains and losses during the current year of $10,770, net of the tax effect of $4,308, resulted in a $6,462 charge to stockholders' equity.

5)       Loans Receivable

         Loans receivable are summarized as follows:

                                                                 December 31,
                                                        ----------------------------
                                                            1996             1995
                                                        -----------      -----------
   Mortgage loans:
     One - to Four - family .......................     $43,668,728       38,056,084
     Multi - family ...............................       3,259,173        3,418,760
     Nonresidential ...............................       8,806,316        4,146,252
     Construction .................................       4,405,490        3,194,225
     Land .........................................         216,899          222,910
                                                        -----------      -----------

    Total mortgage loans ..........................      60,356,606       49,038,231
                                                        -----------      -----------

   Other loans:
     Loans on deposit accounts ....................         185,224          222,464
     Equity lines of credit .......................       2,968,265        2,745,249
     Other consumer ...............................       1,835,654        1,053,155
                                                        -----------      -----------

 Total other loans ................................       4,989,143        4,020,868
                                                        -----------      -----------

Commercial business loans .........................       3,519,034        2,420,231
                                                        -----------      -----------

    Total loans receivable ........................      68,864,783       55,479,330
                                                        -----------      -----------

   Less:
     Loans in process .............................         910,045          268,088
     Deferred loan fees, premiums and discounts-net         234,475          212,966
     Allowance for loan losses ....................         354,631          359,535
                                                        -----------      -----------

   Loans receivable, net ..........................     $67,365,632       54,638,741
                                                        ===========      ===========


   Weighted average interest rate .................            8.10%            8.19%
                                                        ===========      ===========

         Activity in the allowance for loan losses is summarized as follows:

                                                Years Ended December 31,
                                      -----------------------------------------
                                         1996            1995            1994
                                      ---------       ---------       ---------

Balance, beginning of year .....      $ 359,535         330,458         290,595
Provision for loan losses ......           --            39,384          61,613
Charge-offs ....................         (4,954)        (10,457)        (22,311)
Recoveries .....................             50             150             561
                                      ---------       ---------       ---------

Balance, end of year ...........      $ 354,631         359,535         330,458
                                      =========       =========       =========


         Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 1996 and 1995 amounted to approximately $305,000 and $369,000 respectively.

         For the years ended December 31, 1996 and 1995, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $23,000 and $17,000 respectively.

         Loans to directors and executive officers aggregated approximately $220,000 and $602,000 at December 31, 1996 and 1995 respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)       Office Properties and Equipment

         Office properties and equipment are summarized as follows:

                                                               December 31,
                                                     --------------------------
                                                           1996           1995
                                                       ---------      ---------
         Cost:
        Land -     Munster                           $    40,669         40,669
                   Hammond                                33,300         33,300
                   East Chicago                            5,000          5,000
        Building - Munster                               408,360        408,360
                   Hammond                               241,890        241,890
                   East Chicago                           36,637         36,637
        Leasehold improvements - Dyer                    148,096        148,096
        Furniture and equipment                          682,881        641,414
                                                       ---------      ---------
                                                       1,596,833      1,555,366
                                                       ---------      ---------

      Less accumulated depreciation:
        Building - Munster                               366,494        357,048
                   Hammond                               204,640        187,733
                   East Chicago                            8,839          5,208
        Leasehold improvements - Dyer                     46,587         38,944
        Furniture and equipment                          459,670        357,489
                                                       ---------      ---------
                                                       1,086,230        946,422
                                                       ---------      ---------

      Net book value                                 $   510,603        608,944
                                                       =========      =========

         Depreciation of office properties and equipment for the years ended December 31, 1996, 1995 and 1994 amounted to $139,808, $132,848 and
         $130,493 respectively.

         The Bank has entered into a lease agreement for its office location in Dyer, Indiana. The lease, which expires in 2000, carries an option to extend for three successive renewals of five years each. Rent is payable monthly and adjusted annually based on the consumer price index. Monthly rent at December 31, 1996 amounted to $2,919 including utilities. The Bank is responsible for its proportionate share of real estate taxes and assessments and for maintaining public liability insurance covering the premises. Rent expense for the years ended December 31, 1996, 1995 and 1994 amounted to $35,028, $34,552 and
         $38,667 respectively. Rent expense for 1994 includes $5,078 on the East Chicago, Indiana location which was being leased prior to the Bank's purchase of this facility in December, 1994.

7)       Accrued Interest Receivable

         Accrued interest receivable is summarized as follows:

                                                             December 31,
                                                    ---------------------------
                                                       1996              1995
                                                    ---------         ---------
Investment securities ......................        $ 114,069           106,976
Mortgage-backed securities .................           23,297             9,496
Loans receivable ...........................          354,680           292,649
Allowance for uncollected interest .........          (39,091)          (22,488)
                                                    ---------         ---------

                                                    $ 452,955           386,633
                                                    =========         =========

8)       Prepaid Expenses and Other Assets

         Prepaid expenses and other assets consist of the following:

                                                              December 31,
                                                    ----------------------------
                                                         1996              1995
                                                    ----------        ----------
Prepaid insurance premiums .................        $   54,783            26,912
Prepaid conversion costs ...................              --               9,807
Other prepaid expenses .....................            28,244            71,066
Cash surrender value of life
     insurance policies (a) ................           930,353           888,191
Deferred federal and state income
     tax benefit - net (b) .................           124,150            61,850
Miscellaneous ..............................            25,101            18,041
                                                    ----------        ----------

                                                    $1,162,631         1,075,867
                                                    ==========        ==========


         (a) The Board of Directors has approved a non-qualified retirement income plan which will provide pre-retirement death benefits, post-retirement death benefits, and retirement benefits to senior management and the Board of Directors. The Bank has purchased life insurance policies on all individuals covered under the plan. The Bank is the owner and beneficiary of each policy.

         (b) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax asset at December 31, 1996 and 1995 under SFAS 109 is as follows:

                                                      Assets       Liabilities        Net
                                                    ---------      ---------      ---------
      December 31, 1996

      Loan fees deferred for
       financial reporting purposes ...........     $  41,700           --           41,700
      Accelerated book depreciation ...........         1,500           --            1,500
      Deferred compensation ...................        96,200           --           96,200
      Nondeductible incentive plan expense ....         7,710           --            7,710
      Bad debt reserves established
       for financial reporting purposes .......       141,850           --          141,850
      Increases to tax bad debt reserves
       since January 1, 1988 ..................          --         (125,950)      (125,950)
      Unrealized gain on securities
       available for sale .....................          --          (20,260)       (20,260)
      Unrealized gain on trading
       account securities .....................          --          (18,600)       (18,600)
                                                    ---------      ---------      ---------

                                                    $ 288,960       (164,810)       124,150
                                                    =========      =========      =========


                                                      Assets       Liabilities        Net
                                                    ---------      ---------      ---------
      December 31, 1995

      Loan fees deferred for
       financial reporting purposes ...........     $  71,200           --           71,200
      Accelerated depreciation
       for tax purposes .......................          --           (6,400)        (6,400)
      Deferred compensation ...................        67,800           --           67,800
      Bad debt reserves established
       for financial reporting purposes .......       143,800           --          143,800
      Increases to tax bad debt reserves
       since January 1, 1988 ..................          --         (126,400)      (126,400)
      Unrealized gain on securities
       available for sale .....................          --          (47,150)       (47,150)
      Other ...................................          --          (41,000)       (41,000)
                                                    ---------      ---------      ---------

                                                    $ 282,800       (220,950)        61,850
                                                    =========      =========      =========

9)       Deposits

         Deposit accounts are summarized as follows:

                                                                       December 31,
                                                              ---------------------------
                                                                   1996           1995
                                                                ----------     ----------
         Passbook accounts                                    $ 16,311,084     16,797,882
         Demand deposits and NOW accounts                        6,712,053      6,622,175
         Money market accounts                                   2,454,249      2,678,138

         Certificates of deposit:
           Jumbo                                                 5,696,748      3,823,128
           7-91 days                                             1,115,737      1,129,616
           6-11 months                                           7,100,476      6,966,397
           12-29 months                                         11,153,781     11,963,497
           30 months and over                                    8,142,683      7,906,979
           IRA and Keogh                                         1,724,186      1,700,345
                                                                ----------     ----------

                                                              $ 60,410,997     59,588,157
                                                                ==========     ==========

         The weighted average rate on deposit accounts at December 31, 1996 and 1995 was 4.38% and 4.55% respectively.

         A summary of certificates of deposit by maturity is as follows:

                                                          December 31,
                                                 ---------------------------
                                                      1996           1995
                                                   ----------     ----------
      Within 12 months                           $ 25,692,560     21,582,204
      12 months to 24 months                        6,657,443      6,467,052
      24 months to 36 months                        2,025,883      3,756,952
      36 months to 48 months                          541,980      1,281,568
      Over 48 months                                   15,745        402,186
                                                   ----------     ----------

        Total                                    $ 34,933,611     33,489,962
                                                   ==========     ==========

         Interest expense on deposits consists of the following:


                                                  Years Ended December 31,
                                        ----------------------------------------
                                             1996           1995          1994
                                          ---------      ---------     ---------
         Passbook accounts              $   509,836        543,561       613,645
         NOW accounts                       137,192        143,032       128,695
         Money market accounts               88,853        101,801        99,316
         Certificates of deposit          2,024,893      1,799,197     1,366,963
                                          ---------      ---------     ---------

        Total                           $ 2,760,774      2,587,591     2,208,619
                                        ===========      =========     =========


         The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $7,200,000 and $6,900,000 at December 31, 1996 and 1995, respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

10)      Borrowed Money

         Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:


                                           Interest              December 31,
         Maturity Date                       Rate           1996           1995
         -------------                       ----           ----           ----
         June 5, 1996                         6.26%     $      -         1,000,000
         September 3, 1996                    5.71             -         1,000,000
         June 5, 1997                         6.50        1,000,000      1,000,000
         October 20, 1997                     5.79        1,500,000           -
         November 3, 1998                     5.87        3,000,000           -
         December 7, 1998                     5.80        3,000,000           -
         December 6, 1999                     5.94        1,000,000           -
                                                          ---------      ------

                                                        $ 9,500,000      3,000,000
                                                         ==========      =========


         Weighted average interest rate                        5.91%          6.16%
                                                               ====           ====

         The Bank is required to maintain qualifying collateral for the Federal Home Loan Bank of Indianapolis representing approximately 170 percent of current Bank credit. At December 31, 1996, the Bank met this requirement. Assets which are eligible collateral for meeting the 170% coverage requirement include one-to-four family whole mortgage loans, government and agency securities including mortgage-backed securities insured or guaranteed by FHLMC, FNMA and GNMA, and high rated private mortgage-backed securities. The mortgage loans must not include participations, construction loans, loans which are not in the clear title of the institution, conventional mortgages with more than 30 years remaining to maturity, loans for more than 90% of the appraised value unless there is private or federal insurance, mortgages which are more than 60 days delinquent, or loans upon which any employee of the institution or the FHLB is personally liable.

         In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carries an interest rate of 6.07% and matures in the year 2006. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan.

11)      Other Liabilities

         Other liabilities include the following:

                                                                December 31,
                                                        ------------------------
                                                            1996           1995
                                                          -------        -------

         Accrued interest on deposits                   $  76,018         68,019
         Accrued interest on borrowings                    24,950          8,210
         Accrued bonus                                     25,000         51,566
         Accrued audit and accounting fees                 16,775         11,225
         Accrued real estate and personal
           property taxes                                  52,500         50,500
         Accrued federal and state income tax              48,489         63,300
         Accrued pension                                   27,500           -
         Deferred compensation (see note 12)              240,519        169,450
         Miscellaneous accounts payable                   197,242        139,714
                                                          -------        -------

                                                        $ 708,993        561,984
                                                          =======        =======

12)      Benefit Plans

         The Bank participates in a non-contributory qualified defined benefit pension plan which covers all full-time employees having a minimum of twelve months of service, and who are at least twenty-one years of age. The present funding policy is to make the minimum annual contribution as required by applicable regulations.

         The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated financial statements at December 31.

                                                              1996           1995
                                                          ---------      ---------
Projected benefit obligation (actuarial present value
of projected benefits attributed to employee service
to date based on future compensation levels) ........     $ 895,838        860,123
Plan assets at fair value ...........................       804,260        714,509
                                                          ---------      ---------
Plan assets less than projected benefit obligation ..       (91,578)      (145,614)
Unrecognized prior service cost .....................        89,023           --
Unrecognized net (gain) loss ........................      (121,723)        72,000
Unrecognized net obligation, being recognized
over 18 years .......................................        96,778        102,472
                                                          ---------      ---------

(Accrued) prepaid pension costs .....................     $ (27,500)        28,858
                                                          =========      =========

         Included in the projected benefit obligation is an amount called the accumulated benefit obligation. The accumulated benefit obligation represents the actuarial present value of benefits attributed to employee service and compensation levels to date. At December 31, 1996, the accumulated benefit obligation was $709,074. The vested portion was $706,057.

         Net pension expense for the years ended December 31, 1996, 1995 and 1994 is being accounted for per Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions" and includes the following components:

                                                  Years Ended December 31,
                                         ---------------------------------------
                                             1996           1995           1994
                                         --------       --------       --------
Service cost ......................      $ 42,713         37,924         37,841
Interest cost .....................        63,953         45,828         41,063
Actual return on assets ...........       (87,097)      (121,520)        11,320
Net amortization and deferral .....        33,052         78,492        (52,833)
                                         --------       --------       --------

Net pension expense ...............      $ 52,621         40,724         37,391
                                         ========       ========       ========

         The discount rate used in determining the actuarial present value of the projected benefit obligation at the beginning of the year to determine the net periodic pension cost and at the end of the year for the present value of the benefit obligation during 1996 was 7.5% and during 1995 and 1994 was 6.0%. The expected long-term rate of return on assets was 9.0% during 1996 and 7.0% during 1995 and 1994, and the rate of increase in future compensation was 3.5% in 1996, 1995 and 1994.

         The Bank has established a non-qualified 401(k) Plan for officers of the Bank. The Plan provides participating officers the opportunity to defer up to 6% of their salary over the next five years into a tax deferred accumulation for future retirement. The Bank will match up to 50% (3% of salary) of this deferral. In addition, the Bank established a Director Deferral Plan which provides participating directors with the opportunity to defer all or a portion of their fees over the next five years. Deferred amounts are credited with interest from the Bank at the rate of 10% per year.

         Contributions by the Bank to the 401(k) Plan, including interest on accumulated funds was $29,178, $22,253 and $16,089 for the years ended December 31, 1996, 1995 and 1994 respectively.


13)      Director, Officer and Employee Plans

         Stock Option Plan. On October 23, 1996, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of shares authorized under the Plan is 112,412, equal to 10.0% of the total number of shares issued in the Conversion. As of October 23, 1996, 100,042 options were granted at $12.75 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant, while 12,370 options were reserved for future grants. No options were exercisable as of December 31, 1996.

         The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

         The Company implemented SFAS No. 123 "Accounting for Stock-Based Compensation" during 1996. The Company will retain its current accounting method for its stock-based compensation plans. This statement will only result in additional disclosures for the Company, and as such, its adoption did not, nor is it expected to have, a material impact on the Company's financial condition or its results of operations.

         The following summarizes the pro forma net income as if the fair value method of accounting for stock-based compensation plans had been utilized for the year ended December 31, 1996:

         Net income (as reported)                                     $ 442,153
         Pro forma net income                                           431,117
         Earnings per share (as reported)                                   .43
         Pro forma earnings per share                                       .42

         The pro forma results presented above may not be representative of the effects reported in pro forma net income for future years.

         The fair value of the option grants for the year ended December 31, 1996 was estimated using the Black Scholes Method, using the following assumptions: dividend yield of approximately 2.00%, expected volatility of 20%, risk free interest rate of 6.10% and an expected life of approximately 10 years.

         Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 89,930 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $132,084 for the year ended December 31, 1996.

         On November 22, 1993, the AICPA issued Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). SOP 93-6 provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. SOP 93-6 is effective for fiscal years beginning after December 31, 1992. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the year ended December 31, 1996, additional compensation expense of $10,880 was recognized as a result of implementation of this accounting principle.

         Recognition and Retention Plan. On October 23, 1996, the stockholders of the Company approved the AMB Financial Corp. 1996 Recognition and Retention Plan ("RRP"). This plan was established to award shares to directors and to employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. The number of shares authorized under the Plan is 44,965, equal to 4.0% of the total number of shares issued in the Conversion. These shares were purchased in the open market during the quarter ended December 31, 1996 at a total cost of $578,929. As of October 23, 1996, 43,616 shares were awarded and will vest at a rate of 20% per year commencing October 23, 1997, while 1,349 shares were reserved for future awards.

         The $578,929 contributed to the RRP is being amortized to compensation expense as the plan participants become vested in those shares. For the year ended December 31, 1996, $19,297 had been amortized to expense. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity.


14)      Income Taxes

         The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires a change from the deferred method to the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

         Among the provisions of SFAS 109 which will impact the Bank is the tax treatment of bad debt reserves. SFAS 109 provides that a deferred tax asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increase in the tax bad debt reserve since January 1, 1988, to effective date of certain changes made by the Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction. Accordingly, retained earnings at December 31, 1996 includes approximately $1,950,000 for which no deferred federal income tax liability has been recognized.

         The provision for income taxes consists of the following:

                                                  Years Ended December 31,
                                         -------------------------------------
                                            1996          1995          1994
                                           -------       -------       -------

         Current                         $ 249,696       249,650       198,957
         Deferred (benefit)                (35,410)      (13,950)       40,112
                                           -------       -------       -------

                                         $ 214,286       235,700       239,069
                                           =======       =======       =======

         A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                            Years Ended December 31,
                                                       --------------------------------
                                                       1996          1995          1994
                                                       ----          ----          ----
         Statutory federal income tax rate             34.0%         34.0%         34.0%
         State income taxes                             5.0           5.8           5.7
         Other                                         (6.4)         (1.9)         (1.3)
                                                       ----          ----          ----

         Effective income tax rate                     32.6%         37.9%         38.4%
                                                       ====          ====          ====

         Deferred income tax expense (benefit) consists of the following tax effects of timing differences:

                                                             Years Ended December 31,
                                                    --------------------------------------
                                                        1996          1995          1994
                                                       ------        ------        ------

         Loan fees                                  $  29,500        12,200        (8,000)
         Depreciation                                  (7,900)       (2,300)        1,800
         Deferred compensation                        (28,400)      (25,300)      (22,700)
         Statutory bad debt deduction in excess of
           (less than) book provision                   1,500         6,400        (1,100)
         Other, net                                   (30,110)       (4,950)       70,112
                                                       ------        ------        ------

                                                    $ (35,410)      (13,950)       40,112
                                                    =========       =======       =======

15)      Regulatory Capital Requirements

         On August 9, 1989, the Financial Institution Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") was signed into law. FIRREA mandated that the OTS adopt new capital standards which requires savings associations to satisfy three different capital requirements. Under the new standards, savings associations must maintain "tangible" capital equal to 1.5% of adjusted total assets, "core" capital equal to 3.0% of adjusted total assets and a combination of core and "supplementary" capital equal to 8.0% of "risk-weighted" assets.

         For purposes of the regulation, the core and tangible capital of American Savings, FSB is defined as stockholders' equity, adjusted for unrealized gains and losses on securities available for sale (other than unrealized losses in equity securities), net of taxes. Adjusted total assets are the Bank's total assets as determined under generally accepted accounting principles, adjusted for unrealized gains and losses on securities available for sale, net of taxes.

         In determining compliance with the risk-based capital requirement, the Bank is allowed to use both core capital and supplementary capital provided the amount of supplementary capital used does not exceed the Bank's core capital. Supplementary capital of American Savings, FSB is defined to include all of the Bank's general loss allowances. In addition, certain exclusions from capital and assets are required to be made for the purpose of calculating total capital, in addition to the adjustments required for calculating core capital. Such exclusions consist of equity investments as defined by regulation. The risk-based capital requirement is measured against risk-weighted assets which equals the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight.

         At December 31, 1996, the Bank's regulatory equity capital was as follows:

                                                       Tangible       Core     Risk-based
                                                        Capital      Capital     Capital
                                                       ----------  ----------  ----------


         Stockholders' equity                        $ 11,192,355  11,192,355  11,192,355
         Unrealized gain on securities
          available for sale, net of taxes                (30,386)    (30,386)    (30,386)
         General loss allowances                             -           -        354,631
         Direct equity investments                           -           -        (15,000)
                                                       ----------  ----------  ----------

         Regulatory capital computed                   11,161,969  11,161,969  11,501,600
         Minimum capital requirement                    1,280,000   2,561,000   3,701,000
                                                       ----------  ----------  ----------

            Regulatory capital excess                $  9,881,969   8,600,969   7,800,600
                                                       ==========  ==========  ==========

         Computed capital ratio                             13.08%      13.08%      24.86%
         Minimum capital ratio                               1.50        3.00        8.00
                                                            -----       -----       -----

         Regulatory capital excess                          11.58%      10.08%      16.86%
                                                            =====       =====       =====

         A reconciliation of the Bank's equity capital at December 31, 1996 is as follows:

         Stockholders' equity                                   $ 15,169,857
         Less Company stockholders' equity not available
          for regulatory capital                                  (3,977,502)
                                                                ------------
         Stockholders' equity of the Bank                       $ 11,192,355
                                                                  ==========

16)      Stockholders' Equity

         As part of the Conversion, the Bank established a liquidation account for the benefit of all eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

         The Bank's capital exceeds all of the fully phased-in capital requirements imposed by FIRREA. OTS regulations generally provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution could, after prior notice but without the approval by the OTS, make capital distributions during the fiscal year of up to 100% of its net income to date during the fiscal year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval.

         Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company's source of funds for future dividends may depend upon dividends received by the Company from the Bank.

17)      SAIF Special Assessment and its Impact on SAIF Insurance Premiums

         The deposits of savings  associations,  such as American Savings,  FSB, are presently insured by the Savings Association Insurance Fund ("SAIF"), which together with the Bank Insurance Fund ("BIF"), are the two insurance funds administered by the Federal Deposit Insurance Corporation ("FDIC"). Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required reserves. In order to help eliminate this disparity and any competitive disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted in September 1996.

         The legislation requires a special one-time assessment of 65.7 cents per $100 of SAIF insured deposits held by the Bank at March 31, 1995. The one-time special assessment has resulted in a charge to earnings of approximately $390,000 during the year ended December 31, 1996. The after-tax effect of this one-time charge to earnings totaled $234,000. The legislation is intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits will be charged the same FDIC premiums beginning January 1, 1997. As of such date, deposit insurance premiums for highly rated institutions, such as the Bank, will be substantially reduced.

         The Bank, however, will continue to be subject to an assessment to fund repayment of the Financing Corporation's ("FICO") obligations. The FICO assessment for SAIF insured institutions will be 6.48 cents per $100 of deposits while BIF insured institutions will pay 1.30 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions. Accordingly, as a result of the reduction of the SAIF assessment and the resulting FICO assessment, the annual after-tax decrease in assessment costs is expected to be approximately $60,000 based upon a December 31, 1996 assessment base.

18)      Financial Instruments with Off-Balance Sheet Risk

         The Bank is a party to various transactions with off-balance sheet risk in the normal course of business. These transactions are primarily commitments to originate loans and to extend credit on previously approved unused lines of credit. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements.

         Commitments to originate mortgage loans of $725,600 at December 31, 1996 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $255,000 are in fixed rate commitments with rates ranging from 7.13% to 7.75%, and $470,600 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area which it serves. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

         The Bank has approved, but unused, home equity lines of credit of approximately $5,382,000 at December 31, 1996. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $580,000 at December 31, 1996. The Bank also has approved but unused credit card lines of credit of approximately $618,000.

19)      Contingencies

         The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

20)      Subsequent Event

         On February 1, 1997, the Company declared a quarterly cash dividend of $.06 per share, totaling $64,075, payable February 28, 1997 to shareholders of record as of February 14, 1997.

21)      Disclosures About the Fair Value of Financial Instruments

         The following  methods and  assumptions  were used to estimate the fair
         value  of  each  class  of  financial   instruments  for  which  it  is
         practicable to estimate that value:

         Cash and cash equivalents: For cash and interest-bearing deposits, the carrying amount is a reasonable estimate of fair value.

         Investment securities: Fair values for securities held to maturity, available for sale or held for trade are based on quoted market prices as published in financial publications or on quotes from third-party brokers.

         Mortgage-backed securities: Fair values for mortgage-backed securities are based on the lower of quotes received from various third-party brokers.

         Loans receivable: The fair values of fixed-rate one-to-four family residential mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions. The fair values for other fixed and adjustable rate mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and collateral to borrowers of similar credit quality.

         Deposit liabilities: The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar original maturities.

         Borrowed money: Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

         The estimated fair value of the Company's financial instruments as of December 31, 1996 and 1995 are as follows:

                                                                 December 31, 1996
                                                            --------------------------
                                                               Carrying        Fair
                                                                Amount        Value
                                                                ------        -----
Financial assets:
        Cash and cash equivalents                           $  2,567,367     2,567,367
        Investment securities, available for sale              8,938,937     8,938,937
        Investment securities held for trade                     539,500       539,500
        Mortgage-backed securities, available for sale         4,018,835     4,018,835
        Loans receivable                                      67,365,632    66,956,000

         Financial liabilities:
           Deposits                                         $ 60,410,997    60,514,400
           Borrowed money                                      9,500,000     9,390,630


                                                                 December 31, 1995
                                                            --------------------------
                                                               Carrying        Fair
                                                                Amount        Value
                                                                ------        -----
Financial assets:
        Cash and cash equivalents                           $  4,036,817     4,036,817
        Investment securities, available for sale              7,016,697     7,016,697
        Mortgage-backed securities, available for sale         1,478,841     1,478,841
        Loans receivable                                      54,638,741    55,574,000

         Financial liabilities:
           Deposits                                         $ 59,588,157    59,992,000
           Borrowed money                                      3,000,000     3,015,000

22)      Prior Plan of Conversion

         On August 18, 1993, the Board of Directors of the Bank, subject to regulatory approval and approval by the members of the Bank, adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of a holding company. The conversion was expected to be accomplished through amendment of the Bank's federal charter and the sale of the holding company's common stock in an amount equal to the consolidated pro forma market value of the holding company and the Bank after giving effect to the conversion. In early 1994, the Plan of Conversion was approved by the regulators and members of the Bank.

         Subsequent to the Bank's special meeting of members, but prior to the completion of the Bank's conversion to stock form, the Bank was informed by the Office of Thrift Supervision that its rating under the Community Reinvestment Act ("CRA") was being changed to "substantial noncompliance" and that it recommended that the stock offering be postponed until this rating was improved. After due consideration, the board determined to postpone the completion of the stock offering pending the satisfactory resolution of the CRA concerns, Accordingly, in March 1994, all subscription funds were refunded to subscribers with interest.

         As of December 31, 1994, the Bank elected to charge off all conversion expenses incurred to date totaling approximating $332,000. This amount is reflected in non-interest expense in the consolidated statements of income.

         During the period from the termination of the stock offering until November 1995, the Bank embarked on a comprehensive program to enhance its community reinvestment activities. By the end of that period, the Bank was informed by the OTS that it would upgrade the Bank's CRA rating to "satisfactory".

         On November 15, 1995, the Board of Directors of the Bank terminated the aforementioned Plan of Conversion and in December, 1995 adopted a new Plan of Conversion.


23)      Condensed Parent Company Only Financial Statements

         The following condensed statement of financial condition, as of December 31, 1996 and condensed statements of income and cash flows for the period from March 29, 1996 to December 31, 1996 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

23)      Condensed Parent Company Only Financial Statements (continued)

                             Statement of Cash Flows
                 Period from March 29, 1996 to December 31, 1996

Operating activities:
  Net income ..............................................        $    356,330
  Equity in earnings of the Bank ..........................            (302,801)
  Unrealized gain on securities held for trade ............             (46,484)
  Amortization of cost of stock benefit plan ..............              19,297
  Purchase of trading account securities ..................            (493,016)
  Increase in accrued taxes and other liabilities .........              43,546
                                                                   ------------

Net cash provided for operating activities ................            (423,128)
                                                                   ------------

Investing activities:
  Purchase of capital stock of the Bank ...................          (5,329,053)
  Loan disbursements ......................................          (3,733,530)
  Loan repayments .........................................             803,353
                                                                   ------------

Net cash provided for investing activities ................          (8,259,230)
                                                                   ------------

Financing activities:
  Net proceeds from sale of common stock ..................          10,658,107
  Purchase of treasury stock ..............................            (724,718)
  Purchase of RRP stock ...................................            (578,929)
  Dividends paid on common stock ..........................            (120,731)
                                                                   ------------

Net cash provided by financing activities .................           9,233,729
                                                                   ------------

Net increase in cash and cash equivalents .................             551,371
Cash and cash equivalents at beginning of period ..........                --
                                                                   ------------

Cash and cash equivalents at end of period ................        $    551,371
                                                                   ============

                        Statement of Financial Condition
                                December 31, 1996


Assets

Cash and cash equivalents ................................         $    551,371
Investment securities held for trade .....................              539,500
Loans receivable .........................................            2,930,177
Equity investment in the Bank ............................           11,960,459
                                                                   ------------

                                                                     15,981,507
                                                                   ============

Liabilities and Stockholders' Equity

Liabilities:
Accrued taxes and other liabilities ......................               43,546
                                                                   ------------

Stockholders' Equity:
Common stock .............................................               11,241
Additional paid-in capital ...............................           10,646,866
Retained earnings ........................................            6,564,204
Treasury stock ...........................................             (724,718)
Common stock awarded by RRP ..............................             (559,632)
                                                                   ------------

  Total stockholders' equity .............................           15,937,961
                                                                   ------------
                                                                   $ 15,981,507
                                                                   ============

                               Statement of Income
                 Period from March 29, 1996 to December 31, 1996


Interest income ..........................................         $    207,053
Unrealized gain on securities held for trade .............               46,484
Non-interest expense .....................................             (159,960)
                                                                   ------------

Net income before income taxes
  and equity in earnings of subsidiaries .................               93,577
Provision for income taxes ...............................               40,048
                                                                   ------------
Net income before equity in earnings of
  subsidiaries ...........................................               53,529
Equity in earnings of subsidiaries .......................              302,801
                                                                   ------------
  Net income .............................................         $    356,330
                                                                   ============

                               AMB Financial Corp.
                             Stockholder Information

     Annual Meeting

     The annual meeting of stockholders will be held at 10:30 a.m., on April 23, 1997, at the Company's corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

     Stock Listing

     The Company's stock is trading over the counter, on the NASDAQ Small Cap Market under the symbol "AMFC".

     Price Range of Common Stock and Dividends

     The table below shows the range of high and low bid prices and dividends paid in fiscal 1996. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

         Quarter Ended                 High            Low           Dividends
         -------------                 ----            ---           ---------
       June 30, 1996  . . . . . . .     11              9 3/4          -----
       September 30, 1996 . . .         11 3/4         10 3/8          $0.06
       December 31, 1996  . . .         13 1/4         11              $0.06

     The Company paid a six cents per share dividend to holders of record on September 16, 1996 and November 15, 1996. The Board of Directors will consider the payment of future cash dividends based on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. See Note 16 of the Notes to the Consolidated Financial Statements for information regarding limitations of the Bank's ability to pay dividends to the Company.

     As of December 31, 1996, the Company had 203 stockholders of record and 1,067,919 outstanding shares of common stock.

     Shareholder General Inquiries                  Transfer Agent

     Clement B. Knapp, Jr., President               Registrar & Transfer Co.
     AMB Financial Corp.                            10 Commerce Drive
     8230 Hohman Ave.                               Cranford, New Jersey 07016
     Munster, Indiana  46321                        (800) 456-0596
     (219) 836-5870


                               AMB Financial Corp.
                              Corporate Information
     Corporate Office

     AMB Financial Corp.
     8230 Hohman Avenue                        Telephone          (219) 836-5870
     Munster, IN  46321                        Fax                (219) 836-5883

     Directors of the Board                    AMB Financial Corp.
                                               Officers

     Clement B. Knapp, Jr.                     Clement B. Knapp, Jr.
     President since 1977.                     Chairman of the Board, President
                                               and Chief Executive Officer

     Ronald W. Borto                           Louis A. Green
     Director since 1986.                      Senior Vice-President

     Donald L. Harle                           Daniel T. Poludniak
     Director since 1995.                      Vice-President, Treasurer and
                                               Chief Financial Officer
     John C. McLaughlin
     Director since 1979.                      Denise L. Knapp
                                               Corporate Secretary
     John G. Pastrick
     Director since 1979.

     Robert E. Tolley
     Director since 1987.


     Independent Auditors                      Corporate Counsel/Local
     Cobitz, VandenBerg & Fennessy             Abrahamson, Reed & Adley
     7800 W. 95th Street                       Attorneys at Law
     Hickory Hills, IL  60457                  200 Russell Street
                                               Hammond, IN  46320

                                               Corporate Counsel/Washington DC
                                               Silver, Freedman & Taff, L.L.P.
                                               1100 New York Ave., N.W.
                                               Washington, DC  20005-3934

Annual And Other Report
The Company is required to file an annual report on Form 10-KSB with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company's quarterly reports may be obtained without charge by contacting:

     Leslie Mullins
     AMB Financial Corp.
     8230 Hohman Avenue
     Munster, Indiana 46321
     (219) 836-5870