Form 10KSB, Exhibit 13
period 1997-12-31
AMB FINANCIAL CORP
filed 1998-03-30
CIK 915393

Exhibit 13

                                  Annual Report

                                Table of Contents






President's Message .......................................................2

Selected Consolidated Financial Information ...............................3

Management's Discussion and Analysis of Financial
  Condition and Results of Operations .....................................5

Independent Auditors' Report .............................................16

Consolidated Financial Statements ........................................17

Stockholder Information ..................................................50

Corporate Information ....................................................51

President's Message
to Our Stockholders

On behalf of the Board of Directors, Officers and Employees of AMB Financial Corp., and its wholly owned subsidiary, American Savings, FSB., I am pleased to present our 1997 Annual Report.

AMB Financial Corp., trading on the NASDAQ (Small Cap) Stock Market under the symbol "AMFC", closed at $15.875 on December 31, 1997 an increase of approximately 20% over the $13.25 price on December 31, 1996. Earnings for the year ended December 31, 1997 were $1,023,000 or $1.12 per basic share.

The Bank set goals for 1997 to enhance shareholder value, increase deposit and lending volume and improve operating ratios. The Bank experienced strong loan growth of $9.7 million (14.4%), deposit growth of $11.3 million (18 7%) and total asset growth of $13.7 million (15.9%) in 1997. Our basic strategy for increasing shareholder value is evidenced by our performance ratios. After eliminating the 1996 special deposit insurance premium, our return on average assets increased to 1 07% (27.4%), return on average equity increased to 7.06% (40.6%), operating expense to average assets ratio dropped to 2.80% (8.8%) and efficiency ratio decreased to 60.28% (14.2%).

We are continually working to develop goals and long-term strategies to increase profitability, minimize risk, control expenses and enhance shareholder value. Our primary focus continues to be directed towards enhancing shareholder equity value while remaining a viable, independent banking concern, serving the needs of the residents and businesses in Northwest Indiana.

Our financial performance and stock performance is available on our web site at http://www.ambfinancial.com. Any comments on improving this site are actively solicited.

The entire staff of AMB Financial Corp. appreciates your commitment and support, and we look forward to a long and profitable relationship.

Sincerely,


Clement B. Knapp, Jr.
President

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                   At December 31,
                                            -----------------------------------------------------------
                                             1997         1996          1995         1994        1993
                                            -----------------------------------------------------------
                                                                           (In thousands)
Selected Financial Data:
Total assets                                $99,796      $86,102      $69,788      $65,536      $65,130
Loans receivable, net                        77,093       67,366       54,639       51,849       48,602
Investment securities                         8,214        8,939        7,017        6,316        7,281
Mortgage-backed securities                    3,494        4,019        1,479        1,593        2,362
Trading account securities                    2 413          539         --           --           --
Deposits                                     71,700       60,411       59,588       58,281       59,086
Borrowed funds                               12,000        9,500        3,000        1,000         --
Stockholder's equity                         14,770       15,170        6,314        5,633        5,393
                                                               Year Ended December 31,
                                            -----------------------------------------------------------
                                                                    (In thousands)
Selected Operating Data:
Total interest income                       $ 7,156      $ 5,957      $ 5,222      $ 4,837      $ 4,915
Total interest expense                        3,793        2,955        2,686        2,209        2,240
                                            -------      -------      -------      -------      -------
  Net interest income                         3,363        3,002        2,536        2,628        2,675
Provision for loan losses                        74         --             39           62          169
                                            -------      -------      -------      -------      -------
Net interest income after provision
 for loan losses                              3,289        3,002        2,497        2,566        2,506
                                            -------      -------      -------      -------      -------
  Non-interest income:
Fees and service charges                        349          263          203          224          199
Commission income                                78           57           59           23           69
Gain on sale of securities                       58           53         --             59           19
Unrealized gain on investments                  531           46         --           --           --
Gain on sale of real estate owned                 5           28            2          178         --
Other                                            81           64           76           89           93
                                            -------      -------      -------      -------      -------
  Total non-interest income                   1,102          511          340          573          380
                                            -------      -------      -------      -------      -------
Non-interest expense:
Compensation and benefits                     1,294        1,129          909          886          880
Office occupancy and equipment expense          353          334          328          347          340
Data processing                                 336          295          248          210          207
Federal deposit insurance                        41          130          134          134          116
SAIF special assessment                        --            389         --           --           --
Stock conversion expenses                      --           --           --            332         --
Provision for loss on REO                      --           --           --           --            147
Other                                           669          580          595          608          588
                                            -------      -------      -------      -------      -------
  Total non-interest expense                  2,693        2,857        2,214        2,517        2,278
                                            -------      -------      -------      -------      -------

Income before income taxes                    1,698          656          623          622          608
Income tax provision                            675          214          236          239          228
                                            -------      -------      -------      -------      -------
Net income                                    1,023          442          387          383          380
                                            -------      -------      -------      -------      -------

                                                          ---------------------------------------------------
                                                           1997        1996        1995       1994      1993
                                                          ---------------------------------------------------
Selected Financial Ratios and Other Data:
Return on average assets (1)
Return on average stockholders'                             7.06        3.28       6.40       6.74       7.24
equity(2)
Average stockholders' equity to
 average assets                                            15.10       16.78       8.76       8.61       8.20
Stockholders' equity to total assets                       14.77       17.62       9.05       8.60       8.28
Interest rate spread during period                          3.14        3.37       3.84       4.11       4.30
Net interest margin (3)                                     3.71        3.97       4.03       4.25       4.45
Operating expenses to average assets (4)                    2.80        3.56       3.29       3.31       3.33
Efficiency ratio (5)                                       60.28       70.23      76.99      73.72      70.19
Non-performing assets to total assets                       0.33        0.35       0.53       0.76       0.88
Allowance for loan losses to non performing loans         133.12      116.27      97.43      66.00      52.15
Allowance for loan losses to loans
 receivable, net                                            0.53        0.53       0.66       0.62       0.55
Ratio of average interest-earning
 assets to average interest-bearing                         1.14x       1.16x      1.04x      1.04x      1.04x
 liabilities
Number of full-service offices                              4           4          4          4          4

(1) Return on average assets for 1996 would have been .84% without the SAIF special assessment.

(2) Return on average stockholders' equity for 1996 would have been 5.02% without the SAIF special assessment.

(3) Calculation is based upon net interest income before provision for loan losses divided by interest earning assets.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

         AMB Financial Corp. (the "Company") is the unitary thrift holding company for American Savings FSB, (the "Bank"), a federally chartered savings bank and a wholly-owned subsidiary of the Holding Company. Collectively, the Holding Company and the Bank are referred to herein as the "Company." On March 29, 1996, the Bank converted from a mutual savings bank to a stock savings bank (the "Conversion"). Concurrent with the Conversion, the Company sold 1,124,125 shares of its common stock in a subscription and community offering at a price of $10.00 per share.

         The Company's primary market area consists of the northwest portion of Lake County, Indiana. Business is conducted from its main office at 8230 Hohman Avenue, Munster, Indiana, as well as three full-service banking offices located in Dyer, East Chicago and Hammond, Indiana. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one-to four-family residences. To a lesser extent, funds are invested in multi-family, commercial real estate, consumer, commercial business, construction, construction and land loans. The Company also invests in mortgage-backed and other investment securities.

         The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. Net interest income depends upon the volume of interest earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. Non-interest income primarily consists of service charges, fees on deposit and loan products and, on occasion, securities gains. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, federal deposit insurance costs, data processing service fees and other operating expenses.

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

Operating Strategy

         The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one-to-four-family residential real estate;
(ii) supplement its one-to-four-family residential lending activities with multi-family, commercial real estate, consumer, commercial business, construction and land loans; (iii) augment its lending activities with investments in mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets; (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, the volume of the Company's assets and liabilities.

Comparison of Financial Conditions at December 31, 1997 and 1996.

         Total assets of the Company increased $13.7 million in the year ending December 31, 1997, from $86.1 million in 1996 to $99.8 million in 1997. This increase of 15.9% was primarily attributable to the Company's loan growth. The Company's asset growth was funded by an increase in savings deposits of $11.3 million and additional advances from the FHLB of Indianapolis in the amount of $2.5 million.

         Cash and cash equivalents increased by $3.1 million at December 31, 1997 as excess funds received from the deposit growth were retained in anticipation of loan funding and for general liquidity purposes.

         Investment securities available for sale decreased $700,000 to $8.2 million at December 31, 1997 as a result of investment sales of $4.0 million and $750,000 in proceeds from maturing securities offset by $4.0 million in new purchases. These sales were from a medium term U.S. Government mutual fund while the new purchases were primarily in the same fund and to a lesser extent, in medium term U.S. Treasury notes.

         Loans receivable increased to $77.1 million at December 31, 1997, a $9.7 million or 14.4% increase, as new loan originations of both residential and non-residential loans of $19.9 million and loan purchases of $6.9 million exceeded loan repayments of $16 9 million (See note 5 of the Notes to Consolidated Financial Statements). Although loan originations and purchases were slightly lower than during 1996, the Company continues to remain focused on an aggressive lending effort as evidenced by the better than 40% increase in loans receivable over the last two years.

         Total deposits at December 31, 1997 increased by $11.3 million, or 18.7%, due to net deposit receipts of $8.9 million and interest credited of $2.4 million. The deposit growth was primarily attributable to the Company's continued aggressive advertising and competitive rates with regards to special certificate promotions (primarily 9, 11, and 14 month terms) during 1997.

         Borrowed funds, which consist of FHLB of Indianapolis advances, increased $2.5 million to $12.0 million at December 31, 1997. The increase in borrowed funds was utilized to fund loam production during the year. Most of the new borrowings were at maturity terms of three years.

         Stockholders' equity decreased $400,000 to $14.8 million at December 31, 1997 form $15.2 million at December 31, 1996. This decrease was primarily due to the buyback of treasury stock in the amount of $1.5 million and the declaration of dividends on stock of $230,000, which was offset by net income of $1.0 million, an increase of $41,000 in the unrealized gain on securities available for sale and normal amortization of RRP and ESOP benefits of $204,000.

Analysis of Net Interest Income

         Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

         The following table presents, for the periods indicated, the total dollar amounts of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All averages balances are monthly average balances and include non-accruing loans. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                                                 Year Ended December 31
                                                                 (Dollars in thousands)
                                      --------------------------------------------------------------------------
                                                       1997                                  1996
                                      --------------------------------------------------------------------------
                                        Average      Interest                  Average      Interest
                                      Outstanding     Earned/      Yield/    Outstanding     Earned/     Yield/
                                        Balance        Paid        Rate        Balance        Paid        Rate
                                      --------------------------------------------------------------------------
Interest-Earning Assets
 Loans receivable (1)                    71,473        6,003       5.40%        59,165        4,949       8.36%
 Mortgage-backed securities               3,783          257       8.79%         3,396          230       6.77%
 Investment securities                   10,494          620       5.91%         8,565          521       6.08%
 Interest-bearing deposits                4,135          223       5.39%         3,876          214       5.52%
 FHLB stock                                 658           53       8.05%           546           43       7.88%
                                      --------------------------------------------------------------------------
 Total interest-earning assets          $90,543      $ 7,156       7.90%       $75,548      $ 5,957       7.89%
                                      --------------------------------------------------------------------------
Interest-Bearing Liabilities
Passbook accounts                        16,407          488       2.97%        16,490          510       3.09%
Demand and NOW accounts                   9,642          233       2.42%         9,258          226       2.44%
Certificate accounts                     42,051        2,378       5.66%        36,389        2,025       5.56%
Borrowings                               11,629          693       5.96%         3,186          194       6.09%
                                      --------------------------------------------------------------------------
Total interest-bearing liabilities      $79,729      $ 3,792       4.76%       $65,323        2,955       4.52%
                                        =======      -------       ----        =======        -----       ----
Net interest income                                  $ 3,364                                 $3,002
                                                     =======                                 ======
Net interest rate spread                                           3.14%                                  3.37%
                                                                   ====                                   ====
Net earning assets                      $10,814                                $10,225
                                        =======                                =======
Net yield on average
interest-earning assets                                            3.71%                                  3.97%
                                                                   ====                                   ====
Average interest-earning assets to
average interest-bearing liabilities                   1.14x                                 1.16x
                                                       ====                                  ====
                                               Year Ended December 31
                                               (Dollars in thousands)
                                      -------------------------------------
                                                     1995
                                      -------------------------------------
                                        Average     Interest
                                      Outstanding    Earned/        Yield/
                                        Balance       Paid           Rate
                                      -------------------------------------
Interest-Earning Assets
 Loans receivable (1)                    53,107        4,570         8.61%
 Mortgage-backed securities               1,587          106         6.68%
 Investment securities                    6,383          418         6.55%
 Interest-bearing deposits                1,369           85         6.21%
 FHLB stock                                 546           43         7.88%
                                      -------------------------------------
 Total interest-earning assets          $62,992      $ 5,222         8.29%
                                      -------------------------------------
Interest-Bearing Liabilities
Passbook accounts                        16,597          544         3.28%
Demand and NOW accounts                   8,969          245         2.73%
Certificate accounts                     33,240        1,799         5.41%
Borrowings                                1,567           98         6.25%
                                      -------------------------------------
Total interest-bearing liabilities      $60,373        2,686         4.45%
                                        =======        -----         ----
Net interest income                                   $2,536
                                                      ======
Net interest rate spread                                             3.84%
                                                                     ====
Net earning assets                      $ 2,619
                                        =======
Net yield on average
interest-earning assets                                              4.03%
                                                                     ====
Average interest-earning assets to
average interest-bearing liabilities                  1.04x
                                                      ====

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for losses.

         The table below presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company s interest income and interest expense during the period indicated. Information is provided in each category with respect to (i) changes attributable to changes in rate (changes in rate multiplied by prior volume), (ii) changes attributable to changes in volume (changes in volume multiplied by prior rate), (iii) changes attributable to the combined impact of volume and rate (changes in the rate multiplied by the changes in the volume), and (iv) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                                         Year Ended December 31,
                                                                         -----------------------
                                               1997 Compared to 1996                                1996 Compared to 1995
                                             Increase (Decrease) Due to                          Increase (Decrease) Due to
                                             --------------------------                          --------------------------
                                                 Rate/                                                             Rate/
                                     Rate       Volume       Volume        Net          Rate        Volume        Volume       Net
                                     ----       ------       ------        ---          ----        ------        ------       ---
                                                                      (Dollars in thousands)
Interest-earning assets:
Loans Receivable, net                 21        1,029            4        1,054         (128)         522          (15)         379
Mortgage-backed
 securities                            1           26          --            27            1          121            2          124
investment securities                (15)         117           (3)          99          (30)         143          (10)         103
interest-bearing deposit              (5)          14          --             9          (10)         156          (17)         129
FHLB Stock                             1            9          --            10          --           --           --           --
                                     ---        -----         ----        -----         ----         ----         ----         ----
  Totals                               3        1,195            1        1,199         (167)         942          (40)         735
                                     ---        -----         ----        -----         ----         ----         ----         ----

Interest-bearing liabilities:
Passbook accounts                    (20)          (2)         --           (22)         (31)          (3)         --           (34)
Demand and Now
 accounts                             (2)           9          --             7          (26)           8           (1)         (19)
Certificate accounts                  33          315            5          353           51          107            5          226
Borrowed funds                        (4)         514          (11)         499           (2)         101           (3)          96
                                     ---        -----         ----        -----         ----         ----         ----         ----
  Totals                               7          836           (6)         837           (8)         114            1          269
                                     ---        -----         ----        -----         ----         ----         ----         ----
   Net change in net
    interest  income                                                        362                                                 466
                                                                            ---                                                 ---

Comparison of Operating Results for the Years Ended December 31,1997 and 1996.

Net Income. The Company's net income for the year ended December 31, 1997 was $1.0 million as compared to S442,000 for the same period in 1996, an increase of $581,000. This increase was due primarily to an increase in net interest income of $361,000, an increase in non-interest income of $587,000, and a decrease m non-interest expense of $167,000, offset by an increase of $74,000 in provision for loan losses and an increase of $461,000 in tax provisions . Net income for the year ended December 31, 1996 was reduced by a one-time special assessment of $389,000 ($234,000 after taxes) imposed by federal legislation to recapitalize the Savings Association insurance Fund ("SAIF").

Interest Income. Total interest income for the year ended December 31, 1997 increased $1.2 million or 20.1%, as compared to the prior year. The increase in interest income was the result of an increase in average interest earning assets of $15.0 million. The increase in average interest-earning assets was the result of a $12.3 million increase in the average balance of loans receivable, a $387,000 increase in the average balance of mortgage-backed securities, a $1.9 million increase in the average balance of investment securities, a $259,000 increase in the average balance of interest-bearing deposits, and a $ 112,000 increase in the average balance of FHLB stock. These increases reflect the Company's investment of net proceeds from an increase in the average balance of interest-bearing liabilities, as well as a full year of investment of the proceeds of the Company's March 31,1996 stock offering. During the year ended December 31, 1997, the average yield on interest earning assets increased slightly to 7.90% from 7.89% during the year ended December 31, 1996.

Interest Expense. Total interest expense for the year ended December 31, 1997 increased $837,000, or 28 3% to $3.8 million as compared to $3.0 million in the prior year. Deposit interest increased by $338,000, primarily as a result of the $6.0 million increase in the average balance of deposit accounts and the .11% increase in the cost of deposits. The average certificate deposit base increased by $5.7 million in 1997 as the Bank offered special premium rates. Interest expense on borrowed funds increased $499,000, to $693,000 for the year ended December 31, 1997. The average balance of borrowed funds increased $8.4 million to $11.6 million for the year ended December 31, 1997. This increase was due to funding requirements for new mortgage loans and to a lesser extent for normal operating liquidity.

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

Provision of $74,000 was recorded during the year ended December 31, 1997 while no provision was recorded in the comparable 1996 period. The increase in the provision for losses on loans was due to the growth in the loan portfolio and is based upon management's review of the loan portfolio by property type and delinquency status. There were no significant individual loans which contributed to the increase in the allowance, and there were no regulato r requests for additional provisions for loan losses during the year ended December 31 1997 or 1996 The Bank will continue to review its allowance for loan losses and make future provisions as economic and regulatory conditions dictate. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Non-Interest Income. The Company's non-interest income increased $591,000 to $1.1 million for the year ended December 31, 1997 compared to $511,000 for the previous year. The increase was due primarily to an increase in unrealized gains on investment securities available for trade of $485,000, due primarily to the effect of favorable market conditions on a thrift equity fund in which the Company has an interest, a gain of $36,000 on the sale of investment securities held for trade, and an increase in deposit related fees of $86,000 due to general increases in many service fee categories.

Non-Interest Expense. The Company's non-interest expense decreased $164,000 to $2.7 million for the year ended December 31, 1997 compared to $2.9 million for the previous year. The decrease was primarily the result of a $390,000 charge, reflected in the 1996 period, for the special insurance assessment imposed by the FDIC to recapitalize the SAIF. As a result of the recapitalization of the SAIF, quarterly insurance premiums decreased by $89,000 as compared to the prior year period. This decrease in cost was partially offset by an increase in staffing costs of $165,000 during the year due to normal salary and benefit increases and increases in the expense recognition of the ESOP and the RRP, and an increase in advertising costs of $44,000 associated with the marketing of the special certificate of deposit program and loan solicitations. The ESOP expense increased because of the increase of the stock price as well as the maintenance of the plan for an entire year rather than nine months as was the case for 1996. The RRP expense increased because that plan was not implemented until October of 1996. In addition data processing costs increased $40,000 associated with the servicing and maintenance of the new ATM machines and increased debit card activity, and other operating expenses increased $80,000 primarily reflecting increased expenses relating to operations as a public company for the full year.

Provision for Income Taxes. Tax expense for the year ended December 31, 1997 increased $461,000 to $675,000 compared to $214,000 for the comparable year in 1996. Income taxes increased primarily as a result of increased income before taxes.


Comparison of Operating Results for the Years Ended December 31,1996 and 1995.

Net Income. The Company's net income for the year ended December 31, 1996 was $442,000 as compared to $387,000 for the same period in 1995, an increase of $55,000. This increase was due primarily to an increase in net interest income of $465,000, and an increase in non-interest income of $171,000, offset in part by an increase in non-interest expense of $642,000. Net income for the year ended December 31, 1996 was reduced by a one-time special assessment of $390,000 ($234,000 after taxes) imposed by federal legislation to recapitalize the Savings Association Insurance Fund ("SAIF").

Interest Income. Total interest income for the year ended December 31, 1996 increased $735,000, or 14.1%, as compared to the prior year. The increase in interest income was the result of an increase in average interest-earning assets of $12.6 million. The increase in average interest-earning assets was the result of a $6.1 million increase in the average balance of loans receivable, a $1.8 million increase in the average balance of mortgage-backed securities, a $2.2 million increase in the average balance of investment securities and a $2.5 million increase in the average balance of interest-bearing deposits. These increases reflect the Company's investment of net proceeds received from the stock conversion as well as from an increase in the average balance of interest-bearing liabilities. During the year ended December 31, 1996, the average yield on interest-earning assets declined to 7.89% from 8.29% during the year ended December 31, 1995. The decline in yield on average interest earning assets was due primarily to a higher proportion of lower yielding investments acquired as a result of investing the stock conversion proceeds.

Interest Expense. Total interest expense for the year ended December 31, 1996 increased $270,000, or 10% to $3.0 million as compared to $2.7 million in the prior year. Deposit interest increased by $ 173,000, primarily as a result of the $3.3 million increase in the average balance of deposit accounts and the
 .04% increase in the cost of savings. The average certificate deposit base increased by $3.1 million in 1996 as the Bank offered limited special premium rates and solicited new public funds. Interest expense on borrowed funds increased $97,000, or double to $194,000 for the year ended December 31, 1996. The average balance of borrowed funds increased $1.6 million to $3.2 million for the year ended December 31, 1996. This increase was due to funding requirements for new mortgage loans and to a lesser extent for normal operating liquidity.

Provision for Loam Losses. No provision for loan losses was recorded during the year ended December 31, 1996 while a $39,000 provision was recorded in the comparable 1995 period. The decrease in the provision for losses on loans was due to the continued low level of past due and problem loans. The Bank will continue to review its allowance for loan losses and make future provisions as economic and regulatory conditions dictate. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Non-Interest Income. TheCompany'snon-interest income increased $173,000 to $511,000 for the year ended December 31, 1996 compared to $340,000 for the previous year. The increase was due primarily to an increase in loan fees of $29,000 resulting from higher loan volume, an increase in deposit related fees of $30,000 due to general increases in many service fee categories, gains on the sale of investment securities available for sale of $53,000, an unrealized gam on securities held for trade of $46,000, and gain on sale of real estate owned of $26,000, offset by a decrease in other operating income of $12,000.

Non-Interest Expense. The Company's non-interest expense increased $642,000 to $2.8 million for the year ended December 31, 1996 compared to $2.2 million for the previous year. The increase primarily resulted from a $389,000 charge for the amount of the special insurance assessment to recapitalize the SAIF. Staffing costs also increased $220,000 during the year due to salary and benefit increases of $ 103,000, the expense recognition of the ESOP of $ 101,000 and the RRP of $ 16,000. In addition there was approximately $94,000 of expenses relating to operations as a public company which did not occur in the previous year.

Provision for Income Taxes. Tax expense for the year ended December 31, 1996 decreased $22,000 to $214,000 compared to $236,000 for the comparable year in 1995. Income taxes decreased by $32,000 primarily as a result of a decrease in the effective tax rates between the periods.


Quantitative and Quantitative Disclosure of Market Risk

The principal objectives of the Company's interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives; (ii) quantify and monitor the amount of interest rate nsk mherent in the asset11iability structure; and (iii) modify the Company's asset/liability structure, as necessary, to manage interest rate risk and maintain net interest margins in changing rate environments. Management seeks to reduce the vulnerability of the Company's operating results to changes m interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities with specified maturities or repricing periods. The Company does not currently engage in the use of off-balance sheet derivative instruments to control interest rate risk. Even though such activity may be permitted with the approval of the Board of Directors, management does not intend to engage in such activity in the immediate future.

Notwithstanding the Company's interest rate nsk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings and net asset value of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest earning assets mature or reprice more quickly than interest-bearing liabilities and net asset value, falling interest rates could result in a decrease in net interest income and net asset value. Finally, a flattening of the "yield curve" (i.e., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

         In managing the Company's asset/liability position, the Board and management attempt to manage the Company's interest rate risk while enhancing net interest margins. However, the Board of Directors continues to believe that the increased net interest income resulting from a mismatch in the maturity of the Company's asset and liability portfolios can, during periods of declining or stable interest rates and periods in which there is a substantial positive difference between long- and short-term interest rates (i.e., a "positively sloped yield curve"), provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. As a result, the Company's results of operations and net portfolio values remain significantly vulnerable to increases in interest rates and to fluctuations in the difference between long- and short-term interest rates.

         Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive adjustable-rate loans. At December 31, 1997, adjustable-rate loans represented $26.7 million or 33.55% of the total loan portfolio. Second, most of the mortgage-backed securities purchased by the Company in recent years had adjustable interest rates and/or short or intermediate effective terms to maturity, At December 31, 1997, the Company had $700,000 of adjustable-rate mortgage-backed pass-through securities, with anticipated lives of five years or less. Third, a significant portion of the Company's other debt securities (primarily U.S. Government and agency securities) are short- or intermediate-term instruments with $7.7 million of such securities contractually maturing within five years of December 31, 1997. Fourth, the Company bas a substantial amount of regular savings, transaction, money market and club accounts which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 1997, the Company bad $16.4 million of regular savings accounts, $2.9 million of money market accounts and $7.3 million of NOW, checking and club accounts. Overall, these accounts comprised 37.0% of the Company's total deposit base.

One approach used by management to quantify interest rate risk is the net portfolio value ("NPV") methodology used by the OTS as part of its capital regulations. NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected incoming cash flow on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. The application attempts to quantify interest rate risk as the change in the NPV which would result form a theoretical 200 basis point (1 basis point equals
 .01% change in market interest rates.

Presented below, as of December 31, 1997, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated m the table, NPV is more sensitive to rising rates than declining rates. From am overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Company would pay on its deposits would increase rapidly because the Company's deposits generally have shorter periods to repricing.

         Change in Interest Rates          Estimated NPV        Estimated Increase (Decrease) in NPV
               (Basis Points)                 Amount                   Amount          Percent
               --------------                 ------                   ------          -------
                                              (Dollars in thousands)

                   +400                       $ 8,229                 $(4,958)          (38)
                   +300                         9,591                  (3,596)          (27)
                   +200                        10,942                  (2,245)          (17)
                   +100                        12,196                    (991)          ( 8)
                    ---                        13,187
                   -100                        13,877                     690             5
                   -200                        14,419                   1,232             9
                   -300                        15,108                   1,921            15
                   -400                        16,033                   2,846            22

         Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. in addition a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

         Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of the Company's business activities.

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

         The primary investing activities of the Company are the origination of real estate and other loans, and the purchase of mortgage-backed and other securities. During the years ended December 31, 1997, and 1996, the Company's disbursements for loan originations totaled $19.9 million, and $22.9 million respectively. For the years ended December 31, 1997, and 1996, purchases of mortgage-backed securities totaled $0 and $3.0 million, respectively, and purchases of other securities totaled $4.0 million and $3.1 million, respectively. These activities were funded primarily by net deposit inflows, borrowings and principal repayments on loans and securities.

         For the years ended December 31, 1997, and 1996, the Company experienced net increases in deposits (including the effect of interest credited) of $11.3 million, and $800,000 respectively. The increase in fiscal 1997 reflects a concerted effort to increase the deposit base through marketing local special rate certificates for periods of 9 through 21 months. The nominal increase in fiscal 1996 reflected relatively flat market interest rates, customer preference for alternative investments, and deposits withdrawn to purchase stock in the Conversion. Proceeds from FHLB advances were $7.0 million in fiscal 1997, and $8.5 million in fiscal 1996. FHLB advances of $4.5 million and $2.0 million were repaid in fiscal 1997 and 1996 respectively.

         The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 1997, the Company's borrowing limit from the FHLB of Indianapolis was approximately $30.0 million, with unused borrowing capacity of $ 18.0 million at that date.

         The Company is required to maintain an average daily balance of liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by OTS regulations. The minimum required liquidity liquidity ratio is currently 4.0%. At December 31, 1997 and 1996, the Company's liquidity ratio was 16.3%, and 15.4% respectively.

         The Company's most liquid assets are cash and cash equivalents, which include mainly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 1997 and 1996, cash and cash equivalents totaled $5.7 million and $2.6 million, respectively.

         At December 31, 1997, the Company had outstanding loan origination commitments of $95,000, undisbursed construction loans in process of $2.0 million and approved but unused lines of credit extended to customers of $4.3 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 1997 totaled $36.4 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

         The OTS regulations require savings associations, such as the Bank, to meet two minimum capital standards: a leverage ratio requirement of 3 - 4% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 1997 with tangible and leverage capital ratios of 9.76% and a total risk-based capital ratio of 18.51%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings bank must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

         The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. In September 1997 the Bank paid a dividend of $2.5 million to the Company. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

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

Impact of New Accounting Standards

           Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In December 1996, the FASB issued Statement of Financial Accounting Standards No. 127 ("SFAS 127"), "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". The statement delays for one year the implementation of SFAS 125, as it relates to (1) secured borrowings and collateral and (2) for the transfers of financial assets that are part of repurchase agreements, dollar-rolls, securities lending and similar transactions. The Company has adopted portions of SFAS 125 (those not deferred by SFAS 127) effective January 1, 1997. Adoption of these portions did not have a significant effect on the Company's financial condition or results of operations. Based on its review of SFAS 125, management does not believe that adoption of the portions of SFAS 125 which have been deferred by SFAS 127 will have a material effect on the Company.

         Reporting Comprehensive Income. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive income" ("SFAS 130"). This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, losses) in a full set of general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The Company has not yet determined the impact of adopting this statement.

           Disclosures About Segments of an Enterprise and Related Information. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131 ") which becomes effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments and requires enterprises to report selected information about operating segments in interim financial reports. The Company has not yet determined the impact of adopting this statement.

The foregoing does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the FASB which are of particular interest to financial institutions.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES

                          Audited Financial Statements

                                December 31, 1997

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES



                                    Contents





Independent Auditors' Report....................................................


Consolidated Statements of Financial Condition,
  as of December 31, 1997 and 1996..............................................


Consolidated Statements of Income, years ended
  December 31, 1997, 1996 and 1995..............................................


Consolidated Statements of Changes in Stockholders' Equity,
  three years ended December 31, 1997...........................................


Consolidated Statements of Cash Flows, years ended
  December 31, 1997, 1996 and 1995..............................................


Notes to Consolidated Financial Statements......................................

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
AMB Financial Corp.

         We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1997, in conformity with generally accepted accounting principles.




/s/Cobitz, Vandenberg & Fennessy
--------------------------------
Cobitz, Vandenberg & Fennessy


February 13, 1998
Palos Hills, Illinois

                                                       AMB FINANCIAL CORP.
                                                        AND SUBSIDIARIES
                                         Consolidated Statements of Financial Condition
                                                                                                   1997              1996
                                                                                               -----------        ----------
Assets

Cash and amounts due from depository institutions                                           $    2,510,527         1,473,962
Interest-bearing deposits                                                                        3,176,428         1,093,405
                                                                                            --------------    --------------
    Total cash and cash equivalents                                                              5,686,955         2,567,367
Investment securities, available for sale,  at fair value (note 2)                               8,213,614         8,938,937
Investment securities held for trade (note 3)                                                    2,412,967           539,500
Mortgage-backed securities, available for sale, at fair value (note 4)                           3,494,035         4,018,835
Loans receivable (net of allowance for loan losses:
   1997 - $410,383; 1996 - $354,631) (note 5)                                                   77,093,229        67,365,632
Real estate owned                                                                                   27,481             -
Stock in Federal Home Loan Bank of Indianapolis                                                    725,400           545,600
Office properties and equipment - net (note 6)                                                     471,730           510,603
Accrued interest receivable (note 7)                                                               533,509           452,955
Prepaid expenses and other assets (note 8)                                                       1,136,860         1,162,631
                                                                                            --------------         ---------

    Total assets                                                                                99,795,780        86,102,060
                                                                                            ==============     =============
Liabilities and Stockholders' Equity

Liabilities:
Deposits (note 9)                                                                               71,700,126        60,410,997
Borrowed money (note 10)                                                                        12,000,000         9,500,000
Advance payments by borrowers for taxes and insurance                                              383,237           312,213
Other liabilities  (note 11)                                                                       942,134           708,993
                                                                                            --------------    --------------
    Total liabilities                                                                           85,025,497        70,932,203
                                                                                            --------------    --------------
Stockholders' Equity:
Preferred stock, $.01 par value:  authorized
   100,000 shares; none outstanding                                                                  -                 -
Common stock, $.01 par value:  authorized 1,900,000 shares;
   1,124,125 shares issued and 963,798 shares outstanding at December 31, 1997
   and 1,067,919 shares outstanding at December 31, 1996                                            11,241            11,241
Additional paid-in capital                                                                      10,717,068        10,657,746
Retained earnings, substantially restricted                                                      7,357,250         6,564,204
Unrealized gain on securities available for sale, net of income taxes                               71,061            30,386
Treasury stock, at cost (160,327 and 56,206 shares at December 31, 1997 and 1996)               (2,223,051)         (724,718)
Common stock acquired by Employee Stock Ownership Plan                                            (719,440)         (809,370)
Common stock awarded by Recognition and Retention Plan                                            (443,846)         (559,632)
                                                                                            --------------    --------------
    Total stockholders' equity (notes 15 and 16)                                                14,770,283        15,169,857
                                                                                            --------------    --------------
Commitments and contingencies (notes 18 and 19)

    Total liabilities and stockholders' equity                                              $   99,795,780        86,102,060
                                                                                            ==============    ==============

See accompanying notes to consolidated financial statements.

                                                       AMB FINANCIAL CORP.
                                                        AND SUBSIDIARIES
                                                Consolidated Statements of Income

                                                                                         Years Ended December 31,
                                                                         ---------------------------------------------------
                                                                               1997                1996              1995
                                                                           -----------         -----------       -----------
Interest income:
  Interest on loans                                                      $   6,003,470           4,949,491         4,569,803
  Interest on mortgage-backed securities                                       257,542             230,175           106,224
  Interest on investment securities                                            619,754             520,663           417,849
  Interest on interest-bearing deposits                                        222,787             214,295            85,422
  Dividends on Federal Home Loan Bank stock                                     52,699              42,694            42,972
                                                                         -------------           ---------         ---------
     Total interest income                                                   7,156,252           5,957,318         5,222,270
                                                                         -------------           ---------         ---------
Interest expense:
  Interest on deposits                                                       3,099,417           2,760,774         2,587,591
  Interest on borrowings                                                       693,214             194,431            97,925
                                                                         -------------           ---------         ---------
     Total interest expense                                                  3,792,631           2,955,205         2,685,516
                                                                         -------------           ---------         ---------

     Net interest income before provision for loan losses                    3,363,621           3,002,113         2,536,754
Provision for loan losses (note 5)                                              74,243             -                  39,384
                                                                         -------------           ---------         ---------
     Net interest income after provision for loan losses                     3,289,378           3,002,113         2,497,370
                                                                         -------------           ---------         ---------
Non-interest income:
  Loan fees and service charges                                                 98,180              97,576            68,700
  Commission income                                                             77,811              57,491            58,699
  Unrealized gain on trading securities - net                                  531,197              46,484             -
  Gain on sale of investment securities held for trade                          36,066               -                 -
  Gain on sale of investment securities                                         22,264              52,617             -
  Gain on sale of real estate owned                                              4,908              27,821             1,960
  Deposit related fees                                                         250,788             165,114           134,653
  Other income                                                                  80,994              63,700            75,587
                                                                         -------------           ---------         ---------
     Total non-interest income                                               1,102,208             510,803           339,599
                                                                         -------------           ---------         ---------

                                                      AMB FINANCIAL CORP.
                                                        AND SUBSIDIARIES
                                                Consolidated Statements of Income

                                                                                         Years Ended December 31,
                                                                         ---------------------------------------------------
                                                                               1997                1996              1995
                                                                           -----------         -----------       -----------
Non-interest expense:
  Staffing costs (notes 12 and 13)                                           1,294,221           1,128,341           908,837
  Advertising                                                                  126,016              79,967           104,100
  Occupancy and equipment expenses (note 6)                                    353,116             334,286           328,432
  Data processing                                                              335,555             295,258           247,764
  Federal deposit insurance premiums (note 17)                                  41,400             129,639           134,316
  SAIF special assessment (note 17)                                               -                389,255             -
  Other                                                                        543,351             499,731           491,137
                                                                         -------------           ---------         ---------
     Total non-interest expense                                              2,693,659           2,856,477         2,214,586
                                                                         -------------           ---------         ---------

Income before income taxes                                                   1,697,927             656,439           622,383
  Income taxes (note 14)                                                       674,874             214,286           235,700
                                                                         -------------           ---------         ---------

     Net income                                                          $   1,023,053             442,153           386,683
                                                                         =============             =======           =======

Earnings per share -
     Primary                                                             $        1.12                 .43               N/A
     Diluted                                                             $        1.10                 .43               N/A
Dividends declared on common stock                                       $         .25                 .12               N/A

See accompanying notes to consolidated financial statements.

                                                         AMB FINANCIAL CORP.
                                                          AND SUBSIDIARIES

                                     Consolidated Statements of Changes in Stockholders' Equity

                                                 Three Years Ended December 31, 1997

                                                                                 Unrealized
                                                                                Gain (Loss)
                                                                                    on
                                                  Additional                     Securities
                                      Common       Paid-in        Retained       Available     Treasury      Acquired       Awarded
                                       Stock       Capital         Earnings       For Sale       Stock         by ESOP       by RRP
                                       -----       -------         --------       --------       -----         -------       ------
Balance at December 31, 1994             $   -            -       5,856,099     (223,557)          -           -             -

Net income                                                          386,683
Adjustment of securities
  available for sale to fair value,
  net of tax effect                                                              294,278
                                        -------   ----------      ---------     --------    ----------    --------      --------

Balance at December 31, 1995                 -            -       6,242,782       70,721           -           -             -

Net income                                                          442,153
Adjustment of securities
  available for sale to fair value,
  net of tax effect                                                              (40,335)
Net proceeds of common stock
  issued in stock conversion             11,241   10,646,866                                              (899,300)
Purchase of treasury stock
  (56,206 shares)                                                                             (724,718)
Purchase of stock for RRP                                                                                               (578,929)
Amortization of award of RRP stock                                                                                        19,297
Contribution to fund ESOP loan                       10,880                                                 89,930
Dividends declared on  common stock                                (120,731)
                                        -------   ----------      ---------     --------    ----------    --------      --------

Balance at December 31, 1996             11,241   10,657,746      6,564,204       30,386      (724,718)   (809,370)     (559,632)

Net income                                                        1,023,053
Adjustment of securities
  available for sale to fair value,
  net of tax effect                                                               40,675
Purchase of treasury stock
  (104,121 shares)                                                                          (1,498,333)
Tax benefit related to vested RRP stock               17,000
Amortization of award of RRP stock                                                                                       115,786
Contribution to fund ESOP loan                        42,322                                                89,930
Dividends declared on  common stock                                (230,007)
                                        -------   ----------      ---------     --------    ----------    --------      --------

Balance at December 31, 1997            $11,241   10,717,068      7,357,250       71,061    (2,223,051)   (719,440)     (443,846)
                                        =======   ==========      =========       ======    ==========    ========      ========

                                                      Total
                                                   ----------
Balance at December 31, 1994                         5,632,542

Net income                                             386,683
Adjustment of securities
  available for sale to fair value,
  net of tax effect                                    294,278
                                                   -----------

Balance at December 31, 1995                         6,313,503

Net income                                             442,153
Adjustment of securities
  available for sale to fair value,
  net of tax effect                                    (40,335)
Net proceeds of common stock
  issued in stock conversion                         9,758,807
Purchase of treasury stock
  (56,206 shares)                                     (724,718)
Purchase of stock for RRP                             (578,929)
Amortization of award of RRP stock                      19,297
Contribution to fund ESOP loan                         100,810
Dividends declared on  common stock                   (120,731)
                                                   -----------

Balance at December 31, 1996                        15,169,857

Net income                                           1,023,053
Adjustment of securities
  available for sale to fair value,
  net of tax effect                                     40,675
Purchase of treasury stock
  (104,121 shares)                                  (1,498,333)
Tax benefit related to vested RRP stock                 17,000
Amortization of award of RRP stock                     115,786
Contribution to fund ESOP loan                         132,252
Dividends declared on  common stock                   (230,007)
                                                   -----------

Balance at December 31, 1997                        14,770,283
                                                    ==========

See accompanying notes to consolidated financial statements.

                                                         AMB FINANCIAL CORP.
                                                          AND SUBSIDIARIES

                                                Consolidated Statements of Cash Flows


                                                                                             Years Ended December 31,
                                                                          ---------------------------------------------------------
                                                                                1997                  1996                  1995
                                                                          -------------         -------------         -------------
Cash flows from operating activities:
  Net income .....................................................        $   1,023,053               442,153               386,683
  Items not requiring (providing) cash:
   Depreciation ..................................................              153,426               139,808               132,848
   Amortization of cost of stock benefit plans ...................              205,716               120,107                  --
   Amortization of premiums and accretion of discounts ...........                1,858                  (434)               (5,778)
   Net gain on sale of securities ................................              (58,330)              (52,617)                 --
   Net gain on sale of real estate owned .........................               (4,908)              (27,821)               (1,960)
   Provision for loan losses .....................................               74,243                  --                  39,384
   Unrealized gain on securities held for trade ..................             (531,197)              (46,484)                 --
   Purchase of trading account securities ........................           (1,987,144)             (493,016)                 --
   Proceeds from sale of trading account securities ..............              680,940                  --                    --
   Increase (decrease) in deferred income on loans ...............              (25,349)               23,507               (34,771)
   Increase (decrease) in accrued and deferred income taxes ......              347,337               (50,221)              204,700
   Increase in accrued interest receivable .......................              (80,554)              (66,322)              (49,731)
   Increase (decrease) in accrued interest payable ...............               (8,163)               24,739                28,784
   Increase in deferred compensation .............................               79,320                71,069                63,068
   Other, net ....................................................             (188,048)               41,548                 2,572
                                                                          -------------         -------------         -------------

Net cash provided by (for) operating activities ..................             (317,800)              126,016               765,799
                                                                          -------------         -------------         -------------

Cash flows from investing activities:
   Proceeds from sales of investment securities ..................            4,014,689               132,617                  --
   Proceeds from maturities of investment securities .............              750,000             1,000,000               500,000
   Purchase of investment securities .............................           (3,996,048)           (3,056,153)             (798,004)
   Proceeds from repayments of mortgage-backed securities ........              569,678               481,548               207,673
   Purchase of mortgage-backed securities ........................                 --              (3,034,420)                 --
   Purchase of Federal Home Loan Bank stock ......................             (179,800)                 --                    --
   Purchase of loans .............................................           (6,872,966)           (4,647,821)           (3,439,588)
   Loan disbursements ............................................          (19,852,423)          (22,901,235)          (14,920,478)
   Loan repayments ...............................................           16,884,296            14,800,656            15,517,663
   Proceeds from sale of real estate owned .......................              102,702                25,823                49,183
   Property and equipment expenditures, net ......................             (114,553)              (41,467)             (120,181)
                                                                          -------------         -------------         -------------

Net cash provided for investing activities .......................           (8,694,425)          (17,240,452)           (3,003,732)
                                                                          -------------         -------------         -------------

                                                         AMB FINANCIAL CORP.
                                                          AND SUBSIDIARIES

                                                Consolidated Statements of Cash Flows


                                                                                             Years Ended December 31,
                                                                          ---------------------------------------------------------
                                                                                1997                  1996                  1995
                                                                          -------------         -------------         -------------
Cash flows from financing activities:
   Net proceeds from sale of common stock ........................                 --               9,758,807                  --
   Deposit receipts ..............................................          142,882,643           122,368,827           108,637,226
   Deposit withdrawals ...........................................         (134,005,401)         (123,874,056)         (109,461,879)
   Interest credited to deposits .................................            2,411,887             2,328,069             2,132,233
   Proceeds from borrowed money ..................................            7,000,000             8,500,000             3,000,000
   Repayment of borrowed money ...................................           (4,500,000)           (2,000,000)           (1,000,000)
   Increase (decrease) in advance payments
       by borrowers for taxes and insurance ......................               71,024               (12,283)               52,705
   Purchase of treasury stock ....................................           (1,498,333)             (724,718)                 --
   Purchase of RRP stock .........................................                 --                (578,929)                 --
   Dividends paid on common stock ................................             (230,007)             (120,731)                 --
                                                                          -------------         -------------         -------------

Net cash provided by financing activities ........................           12,131,813            15,644,986             3,360,285
                                                                          -------------         -------------         -------------

Net change in cash and cash equivalents ..........................            3,119,588            (1,469,450)            1,122,352

Cash and cash equivalents at beginning of year ...................            2,567,367             4,036,817             2,914,465
                                                                          -------------         -------------         -------------

Cash and cash equivalents at end of year .........................        $   5,686,955             2,567,367             4,036,817
                                                                          =============         =============         =============

Supplemental disclosure of cash flow information:
Cash paid during the year for:
    Interest .....................................................        $   3,800,794             2,930,466             2,656,732
    Income taxes .................................................              310,609               265,709               131,000
  Non-cash investing activities:
    Transfer of loans to real estate owned .......................        $     113,496                  --                  48,463


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

         The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" which impose certain requirements on the measurement of impaired loans. These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Substantially all of the Company's lending is excluded from the provisions of SFAS 114 and SFAS 118.

         Under these statements, of the remaining loans which are evaluated for impairment (a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement), there were no material amounts of loans which met the definition of an impaired loan during the year ended December 31, 1997 and no loans to be evaluated for impairment at December 31, 1997.

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

         Earnings per Share

         The Company computes its earnings per share (EPS) in accordance with SFAS No. 128 "Earnings per Share". This statement simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 5 "Earnings per Share" and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS.

         Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

         The following presentation illustrates basic and diluted EPS in accordance with the provisions of SFAS 128:


                                                          Years Ended December 31,
                                                      -----------------------------
                                                           1997              1996
                                                      -----------       -----------

Weighted average number of common shares
  outstanding used in basic EPS calculation ....          995,455         1,111,025
Reduction for common shares not yet
  released by Employee Stock Ownership Plan ....          (80,937)          (83,935)
                                                      -----------       -----------
Total weighted average common shares outstanding
  for basic computation ........................          914,518         1,027,090
Add common stock equivalents for shares issuable
  under Stock Option Plans .....................           13,206              --
                                                      -----------       -----------
Weighted average number of shares outstanding
  adjusted for common stock equivalents ........          927,724         1,027,090
                                                      ===========       ===========

Net income .....................................      $ 1,023,053           442,153
Basic earnings per share .......................      $      1.12               .43
Diluted earnings per share .....................      $      1.10               .43

1)       Summary of Significant Accounting Policies (continued)

         EPS for prior periods has been restated to comply with the provisions of SFAS 128. EPS information for the year ended December 31, 1995 is not meaningful because the Company was not a public company until March 29, 1996.

         Reclassification

         Certain 1995 and 1996 amounts have been reclassified to conform with the 1997 presentation.

2)       Investment Securities, Available for Sale

         Investment securities available for sale are recorded at fair value in accordance with SFAS 115. This portfolio is summarized as follows:

                                                    Gross             Gross
                                   Amortized      Unrealized       Unrealized        Fair
                                     Cost           Gains            Losses         Value
                                  ----------      ----------      ----------      ----------
December 31, 1997
United States Government
  securities ...............      $8,021,870          75,027           7,580       8,089,317
Marketable equity securities          22,371           1,926            --           124,297
                                  ----------      ----------      ----------      ----------

                                  $8,144,241          76,953           7,580       8,213,614
                                  ==========      ==========      ==========      ==========


December 31, 1996
United States Government
   securities ..............      $8,260,086          54,019          30,752       8,283,353
Marketable equity securities         632,085          23,499            --           655,584
                                  ----------      ----------      ----------      ----------

                                  $8,892,171          77,518          30,752       8,938,937
                                  ==========      ==========      ==========      ==========

2)       Investment Securities, Available for Sale (continued)

         The contractual maturity of the above investments is summarized as follows:

                                      December 31, 1997               December 31, 1996
                                  --------------------------      -------------------------
                                  Amortized          Fair          Amortized         Fair
Term to Maturity                     Cost            Value            Cost           Value
                                  ----------      ----------      ----------      ----------
Due in one year or less ....      $3,374,816       3,375,440         749,722         750,920
Due after one year through
   five years ..............       4,285,115       4,335,968       7,284,914       7,306,020
Due after five years through
   ten years ...............         361,939         377,909         225,450         226,413
Marketable equity securities         122,371         124,297         632,085         655,584
                                  ----------      ----------      ----------      ----------

                                  $8,144,241       8,213,614       8,892,171       8,938,937
                                  ==========      ==========      ==========      ==========

         Proceeds from sales of investment securities available for sale during the year ended December 31, 1997 were $4,014,689 with gross gains of $26,113 and gross losses of $3,849 realized on those sales. Proceeds from sales of investment securities available for sale during the year ended December 31, 1996 were $132,617 with gross gains of $52,617 realized on those sales. There were no sales of investment securities available for sale during the year ended December 31, 1995. The change in net unrealized gains and losses during the current year of $22,607, net of the tax effect of $9,042, resulted in a $13,565 credit to stockholders' equity.

3)       Investment Securities Held for Trade

         Investment securities held for trade are accounted for at their current fair values. Investment securities held for trade at December 31, 1997 consists of equity securities (thrift common stock mutual fund investment with a carrying value of $1,324,494 and common stock with a carrying value of $1,088,473). The investment securities held for trade at December 31, 1996 consists of common stock equity securities. The adjustment of these securities to their current fair values has resulted in a net unrealized gain of $577,681 as of December 31, 1997 and a net unrealized gain of $46,484 as of December 31, 1996. Proceeds from sales of investment securities held for trade during the year ended December 31, 1997 were $680,940 with gross gains of $37,410 and gross losses of $1,344 realized on those sales. There were no sales of investment securities held for trade during the year ended December 31, 1996.

4)       Mortgage-Backed Securities, Available for Sale

         Mortgage-backed securities available for sale are recorded at fair value in accordance with SFAS 115. This portfolio is summarized as follows:

                                                                       Gross            Gross
                                                     Amortized       Unrealized      Unrealized         Fair
                                                        Cost           Gains           Losses           Value
December 31, 1997
  Participation Certificates:
   FHLMC  - Fixed rate                               $2,745,886          40,333             630       2,785,589
   FNMA   - Adjustable rate                              68,573             362            --            68,935
   GNMA   - Adjustable rate                             630,513           8,998            --           639,511
                                                     ----------      ----------      ----------      ----------

                                                     $3,444,972          49,693             630       3,494,035
                                                     ==========      ==========      ==========      ==========

Weighted average interest rate                             6.88%


December 31, 1996
  Participation Certificates:
   FHLMC - Fixed rate ........                       $3,177,901            2,743           5,293       3,175,351
   FNMA  - Adjustable rate ...                           81,640              231            --            81,871
   GNMA  - Adjustable rate ...                          755,414            7,053             854         761,613
                                                     ----------      ----------      ----------      ----------

                                                     $4,014,955          10,027           6,147       4,018,835
                                                     ==========      ==========      ==========      ==========

         Weighted average interest rate                    6.87%

         There were no sales of mortgage-backed securities available for sale during the years ended December 31, 1997, 1996 and 1995. The change in net unrealized gains and losses during the current year of $45,183, net of the tax effect of $18,073, resulted in a $27,110 credit to stockholders' equity.

5)       Loans Receivable

         Loans receivable are summarized as follows:

                                                               December 31,
                                                          1997              1996
                                                      -----------       -----------
Mortgage loans:
  One-to-four family ...........................      $51,566,329        43,668,728
  Multi-family .................................        4,010,299         3,259,173
  Nonresidential ...............................        9,314,953         8,806,316
  Construction .................................        4,450,189         4,405,490
  Land .........................................          325,206           216,899
                                                      -----------       -----------

    Total mortgage loans .......................       69,666,976        60,356,606
                                                      -----------       -----------

Other loans:
  Loans on deposit accounts ....................          164,636           185,224
  Equity lines of credit .......................        3,258,776         2,968,265
  Other consumer ...............................        1,681,178         1,835,654
                                                      -----------       -----------

    Total other loans ..........................        5,104,590         4,989,143
                                                      -----------       -----------

Commercial business loans ......................        4,915,827         3,519,034
                                                      -----------       -----------

    Total loans receivable .....................       79,687,393        68,864,783
                                                      -----------       -----------

Less:
  Loans in process .............................        1,974,655           910,045
  Deferred loan fees, premiums and discounts-net          209,126           234,475
  Allowance for loan losses ....................          410,383           354,631
                                                      -----------       -----------

Loans receivable, net ..........................      $77,093,229        67,365,632
                                                      ===========       ===========


Weighted average interest rate .................             8.08%             8.10%
                                                      ===========       ===========

         Activity in the allowance for loan losses is summarized as follows:


                                                Years Ended December 31,
                                      -----------------------------------------
                                          1997            1996           1995
                                      ---------       ----------      ---------

Balance, beginning of year .....      $ 354,631         359,535         330,458
Provision for loan losses ......         74,243            --            39,384
Charge-offs ....................        (32,942)         (4,954)        (10,457)
Recoveries .....................         14,451              50             150
                                      ---------       ---------       ---------

Balance, end of year ...........      $ 410,383         354,631         359,535
                                      =========       =========       =========

         Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 1997 and 1996 amounted to approximately $308,000 and $305,000 respectively.

         For the years ended December 31, 1997 and 1996, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $12,000 and $23,000 respectively.

         Loans to directors and executive officers aggregated approximately $201,000 and $220,000 at December 31, 1997 and 1996 respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)       Office Properties and Equipment

         Office properties and equipment are summarized as follows:

                                              December 31,
                                      --------------------------
                                         1997             1996
                                      ----------      ----------
Cost:
        Land -      Munster           $   40,669          40,669
                    Hammond ....          33,300          33,300
                    East Chicago           5,000           5,000
        Building -  Munster ....         409,419         408,360
                    Hammond ....          43,030         241,890
                    East Chicago          40,447          36,637
Leasehold improvements - Dyer ..         148,096         148,096
Furniture and equipment ........         791,425         682,881
                                      ----------      ----------
                                       1,711,386       1,596,833

Less accumulated depreciation:
        Building -  Munster ....         375,366         366,494
                    Hammond ....         222,748         204,640
                    East Chicago          12,732           8,839
Leasehold improvements - Dyer ..          54,101          46,587
Furniture and equipment ........         574,709         459,670
                                      ----------      ----------
                                       1,239,656       1,086,230

Net book value .................      $  471,730         510,603
                                      ==========      ==========

         Depreciation of office properties and equipment for the years ended December 31, 1997, 1996 and 1995 amounted to $153,426, $139,808 and
         $132,848 respectively.

         The Bank has entered into a lease agreement for its office location in Dyer, Indiana. The lease, which expires in 2000, carries an option to extend for three successive renewals of five years each. Rent is payable monthly and adjusted annually based on the consumer price index. Monthly rent at December 31, 1997 amounted to $3,086 including utilities. The Bank is responsible for its proportionate share of real estate taxes and assessments and for maintaining public liability insurance covering the premises. Rent expense for the years ended December 31, 1997, 1996 and 1995 amounted to $36,815, $35,028 and
         $34,552 respectively.

7)       Accrued Interest Receivable

         Accrued interest receivable is summarized as follows:

                                                             December 31,
                                                    ---------------------------
                                                       1997              1996
                                                    ---------         ---------

Investment securities ......................        $ 102,343           114,069
Mortgage-backed securities .................           19,928            23,297
Loans receivable ...........................          423,274           354,680
Allowance for uncollected interest .........          (12,036)          (39,091)
                                                    ---------         ---------

                                                    $ 533,509           452,955
                                                    =========         =========

8)       Prepaid Expenses and Other Assets

         Prepaid expenses and other assets consist of the following:

                                                                     December 31,
                                                                  1997            1996
                                                             ----------      ----------

Prepaid insurance premiums ............................      $   45,430          54,783
Other prepaid expenses ................................          51,787          28,244
Cash surrender value of life insurance policies (a) ...         976,771         930,353
Deferred federal and state income tax benefit - net (b)            --           124,150
Miscellaneous .........................................          62,872          25,101
                                                             ----------      ----------

                                                             $1,136,860       1,162,631
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

8)       Prepaid Expenses and Other Assets (continued)

         (b) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax asset at December 31, 1996 under SFAS 109 is as follows:


                                                       Assets        Liabilities          Net
                                                       ------        -----------          ---
Loan fees deferred for
  financial reporting purposes .................      $  41,700            --            41,700
Accelerated book depreciation ..................          1,500            --             1,500
Deferred compensation ..........................         96,200            --            96,200
Nondeductible incentive plan expense ...........          7,710            --             7,710
Bad debt reserves established for
  financial reporting purposes .................        141,850            --           141,850
Increases to tax bad debt reserves
  since January 1, 1988 ........................           --          (125,950)       (125,950)
Unrealized gain on securities available for sale           --           (20,260)        (20,260)
Unrealized gain on trading account securities ..           --           (18,600)        (18,600)
                                                      ---------       ---------       ---------

                                                      $ 288,960        (164,810)        124,150
                                                      =========       =========       =========

9)       Deposits

         Deposit accounts are summarized as follows:

                                                            December 31,
                                                  ------------------------------
                                                      1997               1996
                                                  -----------        -----------

Passbook accounts ........................        $16,407,366         16,311,084
Demand deposits and NOW accounts .........          7,257,897          6,712,053
Money market accounts ....................          2,877,385          2,454,249
                                                  -----------        -----------

                                                   26,542,648         25,477,386
Certificates of deposit:
  Jumbo ..................................          7,190,175          5,696,748
  7-91 days ..............................          1,166,480          1,115,737
  6-11 months ............................         16,653,468          7,100,476
  12-29 months ...........................         11,657,512         11,153,781
  30 months and over .....................          6,848,888          8,142,683
  IRA and Keogh ..........................          1,640,955          1,724,186
                                                  -----------        -----------

                                                  $71,700,126         60,410,997
                                                  ===========        ===========

         The weighted average rate on deposit accounts at December 31, 1997 and 1996 was 4.65% and 4.38% respectively.

         A summary of certificates of deposit by maturity is as follows:

                                                         December 31,
                                               ---------------------------------
                                                   1997                  1996
                                               -----------           -----------
Within 12 months ...................           $36,441,807            25,692,560
12 months to 24 months .............             6,685,024             6,657,443
24 months to 36 months .............             1,625,298             2,025,883
36 months to 48 months .............               235,807               541,980
Over 48 months .....................               169,542                15,745
                                               -----------           -----------

Total ..............................           $45,157,478            34,933,611
                                               ===========           ===========

         Interest expense on deposits consists of the following:

                                              Years Ended December 31,
                                    --------------------------------------------
                                        1997             1996             1995
                                    ----------       ---------         ---------

Passbook accounts ...........       $  488,273          509,836          543,561
NOW accounts ................          143,687          137,192          143,032
Money market accounts .......           89,355           88,853          101,801
Certificates of deposit .....        2,378,102        2,024,893        1,799,197
                                    ----------       ----------       ----------

Total .......................       $3,099,417        2,760,774        2,587,591
                                    ==========       ==========       ==========


         The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $10,500,000 and $7,200,000 at December 31, 1997 and 1996, respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

10)      Borrowed Money

         Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:


                                               Interest            December 31,
         Maturity Date                          Rate         1997                1996
         --------------                         ----     -----------         ----------

         June 5, 1997                            6.50    $    -               1,000,000
         October 20, 1997                        5.79         -               1,500,000
         November 3, 1998                        5.87      3,000,000          3,000,000
         December 7, 1998                        5.80      3,000,000          3,000,000
         December 6, 1999                        5.94      1,000,000          1,000,000
         May 17, 2000                            5.85      3,000,000              -
         July 25, 2000                           6.11      2,000,000            -
                                                          ----------          ---------

                                                         $12,000,000          9,500,000
                                                          ==========          =========


         Weighted average interest rate                          5.89%              5.91%
                                                                 ====               ====

         The Bank is required to maintain qualifying collateral for the Federal Home Loan Bank of Indianapolis representing approximately 170 percent of current Bank credit. At December 31, 1997, the Bank met this requirement. Assets which are eligible collateral for meeting the 170% coverage requirement include one-to-four family whole mortgage loans, government and agency securities including mortgage-backed securities insured or guaranteed by FHLMC, FNMA and GNMA, and high rated private mortgage-backed securities. The mortgage loans must not include participations, construction loans, loans which are not in the clear title of the institution, conventional mortgages with more than 30 years remaining to maturity, loans for more than 90% of the appraised value unless there is private or federal insurance, mortgages which are more than 60 days delinquent, or loans upon which any employee of the institution or the FHLB is personally liable.

         In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carries an interest rate of 6.07% and matures in the year 2006. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan. At December 31, 1997, the balance of this loan amounted to $719,440.

11)      Other Liabilities

         Other liabilities include the following:

                                                                     December 31,
                                                                  1997          1996
                                                               --------      --------

Accrued interest on deposits ............................      $ 61,374        76,018
Accrued interest on borrowings ..........................        31,431        24,950
Accrued bonus ...........................................          --          25,000
Accrued audit and accounting fees .......................        19,200        16,775
Accrued real estate and personal property taxes .........        52,500        52,500
Accrued federal and state income tax ....................       255,853        48,489
Accrued pension .........................................        10,852        27,500
Deferred federal and state income tax liability - net (a)        25,938          --
Deferred compensation (see note 12) .....................       319,839       240,519
Miscellaneous accounts payable ..........................       165,147       197,242
                                                               --------      --------

                                                               $942,134       708,993
                                                               ========      ========

         (a) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax liability at December 31, 1997 under SFAS 109 is as follows:

                                                        Assets       Liabilities          Net
                                                      ---------       ---------       ---------

Loan fees deferred for
  financial reporting purposes .................      $  45,475            --            45,475
Accelerated book depreciation ..................         16,900            --            16,900
Deferred compensation ..........................        127,935            --           127,935
Nondeductible incentive plan expense ...........          7,720            --             7,720
Bad debt reserves established
  for financial reporting purposes .............        164,155            --           164,155
Increases to tax bad debt reserves
  since January 1, 1988 ........................           --          (114,490)       (114,490)
Unrealized gain on securities available for sale           --           (47,375)        (47,375)
Unrealized gain on trading account securities ..           --          (231,073)       (231,073)
Other ..........................................          4,815            --             4,815
                                                      ---------       ---------       ---------

                                                      $ 367,000        (392,938)        (25,938)
                                                      =========       =========       =========

12)      Benefit Plans

         The Bank participates in a non-contributory qualified defined benefit pension plan which covers all full-time employees having a minimum of twelve months of service, and who are at least twenty-one years of age. The present funding policy is to make the minimum annual contribution as required by applicable regulations.

         The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated financial statements at December 31.

                                                                  1997             1996
                                                             -----------       -----------
Projected benefit obligation (actuarial present value
   of projected benefits attributed to employee service
   to date based on future compensation levels) .......      $   913,624           895,838
Plan assets at fair value .............................        1,000,646           804,260
                                                             -----------       -----------
Plan assets (less than) in excess of  projected
   benefit obligation .................................           87,022           (91,578)
Unrecognized prior service cost .......................           84,337            89,023
Unrecognized net (gain) loss ..........................         (273,295)         (121,723)
Unrecognized net transition obligation ................           91,084            96,778
                                                             -----------       -----------

Net pension liability included in accrued expenses ....      $   (10,852)          (27,500)
                                                             ===========       ===========

         Included in the projected benefit obligation is an amount called the accumulated benefit obligation. The accumulated benefit obligation represents the actuarial present value of benefits attributed to employee service and compensation levels to date. At December 31, 1997, the accumulated benefit obligation was $751,900. The vested portion was $749,604.

         Net pension expense for the years ended December 31, 1997, 1996 and 1995 is being accounted for per SFAS No. 87, "Employers' Accounting for Pensions" and includes the following components:

                                              Years Ended December 31,
                                      ------------------------------------------
                                         1997            1996              1995
                                      ---------       ---------       ----------

Service cost ...................      $  30,648          42,713          37,924
Interest cost ..................         66,579          63,953          45,828
Actual return on assets ........       (142,938)        (87,097)       (121,520)
Net amortization and deferral ..         98,758          33,052          78,492
                                      ---------       ---------       ---------

Net pension expense ............      $  53,047          52,621          40,724
                                      =========       =========       =========

         The discount rate used in determining the actuarial present value of the projected benefit obligation at the beginning of the year to determine the net periodic pension cost and at the end of the year for the present value of the benefit obligation during 1997 and 1996 was 7.5% and during 1995 was 6.0%. The expected long-term rate of return on assets was 9.0% during 1997 and 1996 and 7.0% during 1995, and the rate of increase in future compensation was 3.5% in 1997, 1996, and 1995.

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

         Contributions by the Bank to the 401(k) Plan, including interest on accumulated funds was $36,282, $29,178 and $22,253 for the years ended December 31, 1997, 1996 and 1995 respectively.

13)      Director, Officer and Employee Plans

         Stock Option Plan. On October 23, 1996, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of options on shares of common stock authorized under the Plan is 112,412, equal to 10.0% of the total number of shares issued in the Conversion. As of October 23, 1996, 100,042 options were granted at $12.75 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant. The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 1997 and the stock options outstanding at the end of the respective periods.

                                                             Exercise Price
                                             Number       ----------------------
         Options                          of Options      Per Share      Total
         -------                          ----------      ---------      -----
Outstanding at December 31, 1995 ...               0
Granted ............................         100,042      $   12.75   $1,275,535
Exercised ..........................               0
Forfeited ..........................               0

Outstanding at December 31, 1996 ...         100,042          12.75    1,275,535
Granted ............................               0
Exercised ..........................               0
Forfeited ..........................               0

Outstanding at December 31, 1997 ...         100,042      $   12.75   $1,275,535
                                          ==========      =========   ==========

Exercisable at December 31, 1997 ...          20,008      $   12.75   $  255,102
                                          ==========      =========   ==========

Options available for future
  grants at December 1997 ..........          12,370
                                          ==========

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

         The following summarizes the pro forma net income as if the fair value method of accounting for stock-based compensation plans had been utilized for the years ended December 31, 1997 and 1996:


                                                     Years Ended December 31,
                                                  ---------------------------
                                                      1997              1996
Net income (as reported) ....................     $ 1,023,053         442,153
Pro forma net income ........................         956,839         431,117
Diluted earnings per share (as reported) ....            1.10             .43
Pro forma diluted earnings per share ........            1.03             .42


         The pro forma results presented above may not be representative of the effects reported in pro forma net income for future years.

         The fair value of the option grants for the years ended December 31, 1997 and 1996 was estimated on the date of grant using the Black Scholes option value model, with the following assumptions: dividend yield of approximately 2.00%, expected volatility of 20%, risk free interest rate of 6.10% and an expected life of approximately 10 years.

         Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 89,930 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $139,741 and $132,084 for the years ended December 31, 1997 and 1996.

         On November 22, 1993, the AICPA issued Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). SOP 93-6 provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. SOP 93-6 is effective for fiscal years beginning after December 31, 1992. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended December 31, 1997 and 1996, additional compensation expense of $42,322 and $10,880 was recognized as a result of implementation of this accounting principle.

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

         The $578,929 contributed to the RRP is being amortized to compensation expense as the plan participants become vested in those shares. For the years ended December 31, 1997 and 1996, $115,786 and $19,297 have been amortized to expense. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity.

14)      Income Taxes

         The Company has adopted SFAS No. 109 which requires a change from the deferred method to the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

         Among the provisions of SFAS 109 which will impact the Bank is the tax treatment of bad debt reserves. SFAS 109 provides that a deferred tax asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increase in the tax bad debt reserve since January 1, 1988, to effective date of certain changes made by the Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction. Accordingly, retained earnings at December 31, 1997 includes approximately $1,950,000 for which no deferred federal income tax liability has been recognized.

         The provision for income taxes consists of the following:

                                             Years Ended December 31,
                                    -------------------------------------------
                                      1997              1996              1995
                                      ----              ----              ----
Current ...................         $551,901          249,696           249,650
Deferred (benefit) ........          122,973          (35,410)          (13,950)
                                    --------         --------          --------

                                    $674,874          214,286           235,700
                                    ========         ========          ========

         A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                     Years Ended December 31,
                                                  ------------------------------
                                                  1997         1996         1995
                                                  ----         ----         ----
Statutory federal income tax rate .......         34.0%        34.0%        34.0%
State income taxes ......................          5.9          5.0          5.8
Other ...................................          (.2)        (6.4)        (1.9)
                                                  ----         ----         ----

Effective income tax rate ...............         39.7%        32.6%        37.9%
                                                  ====         ====         ====

         Deferred income tax expense (benefit) consists of the following tax effects of timing differences:

                                                            Years Ended December 31,
                                                   -----------------------------------------
                                                       1997            1996           1995
                                                   ---------       ---------       ---------
Loan fees ...................................      $  (3,775)         29,500          12,200
Depreciation ................................        (15,400)         (7,900)         (2,300)
Deferred compensation .......................        (31,745)        (28,400)        (25,300)
Book loan loss provision (in excess of)
  less than tax deduction ...................        (33,765)          1,500           6,400
Unrealized gain on trading account securities        212,473          18,600            --
Other, net ..................................         (4,815)        (48,710)         (4,950)
                                                   ---------       ---------       ---------

                                                   $ 122,973         (35,410)        (13,950)
                                                   =========       =========       =========

15)      Regulatory Capital Requirements

         Capital regulations require the Bank to have a minimum regulatory tangible capital ratio equal to 1.5% of total adjusted assets, a minimum 3.0% core capital ratio and an 8.0% risk-based capital ratio. For purposes of the regulation, the core and tangible capital of American Savings, FSB is defined as stockholders' equity, adjusted for unrealized gains and losses on securities available for sale (other than unrealized losses in equity securities), net of taxes. Adjusted total assets are the Bank's total assets as determined under generally accepted accounting principles, adjusted for unrealized gains and losses on securities available for sale, net of taxes.

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

         At December 31, 1997 and 1996, the Bank's regulatory equity capital was as follows:

                                         Tangible              Core           Risk-based
                                          Capital             Capital           Capital
                                        -----------        -----------        -----------
December 31, 1997

Stockholders' equity .............      $ 9,563,406          9,563,406          9,563,406
Unrealized gain on securities
  available for sale, net of taxes          (71,061)           (71,061)           (71,061)
General loss allowances ..........             --                 --              410,383
Direct equity investments ........             --                 --              (15,000)
                                        -----------        -----------        -----------

Regulatory capital computed ......        9,492,345          9,492,345          9,887,728
Minimum capital requirement ......        1,459,000          2,919,000          4,274,000
                                        -----------        -----------        -----------

   Regulatory capital excess .....      $ 8,033,345          6,573,345          5,613,728
                                        ===========        ===========        ===========

Computed capital ratio ...........             9.76%              9.76%             18.51%
Minimum capital ratio ............             1.50               3.00               8.00
                                        -----------        -----------        -----------

   Regulatory capital excess .....             8.26%              6.76%             10.51%
                                        ===========        ===========        ===========

         A reconciliation of the Bank's equity capital at December 31, 1997 is as follows:

Stockholders' equity .......................................       $ 14,770,283
Less Company stockholders' equity not available
  for regulatory capital ...................................         (5,206,877)

Stockholders' equity of the Bank ...........................       $  9,563,406
                                                                   ============

                                         Tangible               Core             Risk-based
                                          Capital              Capital             Capital
                                       ------------        ------------        ------------
December 31, 1996

Stockholders' equity ............      $ 11,192,355          11,192,355          11,192,355
Unrealized gain on securities
 available for sale, net of taxes           (30,386)            (30,386)            (30,386)
General loss allowances .........              --                  --               354,631
Direct equity investments .......              --                  --               (15,000)
                                       ------------        ------------        ------------

Regulatory capital computed .....        11,161,969          11,161,969          11,501,600
Minimum capital requirement .....         1,280,000           2,561,000           3,701,000
                                       ------------        ------------        ------------

   Regulatory capital excess ....      $  9,881,969           8,600,969           7,800,600
                                       ============        ============        ============

Computed capital ratio ..........             13.08%              13.08%              24.86%
Minimum capital ratio ...........              1.50                3.00                8.00
                                       ------------        ------------        ------------

   Regulatory capital excess ....             11.58%              10.08%              16.86%
                                       ============        ============        ============


         A reconciliation of the Bank's equity capital at December 31, 1996 is as follows:

Stockholders' equity .......................................       $ 15,169,857
Less Company stockholders' equity not available
  for regulatory capital ...................................         (3,977,502)

Stockholders' equity of the Bank ...........................       $ 11,192,355
                                                                   ============

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

         In addition, the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

         Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company's source of funds for future dividends may depend upon dividends received by the Company from the Bank.

17)      SAIF Special Assessment and its Impact on SAIF Insurance Premiums

         The deposits of American Savings, FSB, are presently insured by the Savings Association Insurance Fund ("SAIF"), which together with the Bank Insurance Fund ("BIF"), are the two insurance funds administered by the Federal Deposit Insurance Corporation ("FDIC"). Financial institutions which are members of the BIF were experiencing substantially lower deposit insurance premiums because the BIF had achieved its required level of reserves while the SAIF had not yet achieved its required reserves. In order to help eliminate this disparity and any competitive disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted in September 1996.

         The legislation required a special one-time assessment of 65.7 cents per $100 of SAIF insured deposits held by the Bank at March 31, 1995. The one-time special assessment resulted in a charge to earnings of approximately $390,000 during the year ended December 31, 1996. The after-tax effect of this one-time charge to earnings totaled $234,000. The legislation was intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits would be charged the same FDIC premiums beginning January 1, 1997. As of such date, deposit insurance premiums for highly rated institutions, such as the Bank, have been substantially reduced.

         The Bank, however, will continue to be subject to an assessment to fund repayment of the Financing Corporation's ("FICO") obligations. The FICO assessment for SAIF insured institutions will be 6.48 cents per $100 of deposits while BIF insured institutions will pay 1.52 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions.

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

         Commitments to originate mortgage loans of $95,000 at December 31, 1997 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. The $95,000 commitment is a fixed rate commitment at 7.05%. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

         The Bank has approved, but unused, home equity lines of credit of approximately $2,350,000 at December 31, 1997. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $1,300,000 at December 31, 1997. The Bank also has approved but unused credit card lines of credit of approximately $650,000.

19)      Contingencies

         The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

20)      Subsequent Event

         On January 29, 1998, the Company declared a quarterly cash dividend of $.07 per share, totaling $67,466, payable February 26, 1998 to shareholders of record as of February 12, 1998.

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

21)      Disclosures About the Fair Value of Financial Instruments (continued)

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

21)      Disclosures About the Fair Value of Financial Instruments (continued)

         The estimated fair value of the Company's financial instruments as of December 31, 1997 and 1996 are as follows:

                                                             December 31, 1997
                                                      ----------------------------
                                                        Carrying            Fair
                                                         Amount            Value
                                                         ------            -----
Financial assets:
  Cash and cash equivalents ....................      $ 5,686,955        5,686,955
  Investment securities, available for sale ....        8,213,614        8,213,614
  Investment securities held for trade .........        2,412,967        2,412,967
  Mortgage-backed securities, available for sale        3,494,035        3,494,035
  Loans receivable .............................       77,093,229       78,919,000

Financial liabilities:
  Deposits .....................................      $71,700,126       71,838,000
  Borrowed money ...............................       12,000,000       11,920,560

21)      Disclosures About the Fair Value of Financial Instruments (continued)

                                                           December 31, 1996
                                                      ----------------------------
                                                        Carrying           Fair
                                                         Amount            Value
                                                         ------            -----
Financial assets:
  Cash and cash equivalents ..........................$ 2,567,367        2,567,367
  Investment securities, available for sale ..........  8,938,937        8,938,937
  Investment securities held for trade ...............    539,500          539,500
  Mortgage-backed securities, available for sale .....  4,018,835        4,018,835
  Loans receivable ................................... 67,365,632       66,956,000

Financial liabilities:
  Deposits ...........................................$60,410,997       60,514,400
  Borrowed money .....................................  9,500,000        9,390,630


22)      Condensed Parent Company Only Financial Statements

         The following condensed statement of financial condition, as of December 31, 1997 and 1996 and condensed statements of income and cash flows for the year ended December 31, 1997 and the period from March 29, 1996 to December 31, 1996 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

22)      Condensed Parent Company Only Financial Statements (continued)

                        Statement of Financial Condition

                                                           December 31,
                                               --------------------------------
                                                    1997                1996
                                               ------------        ------------
Assets

Cash and cash equivalents ..............       $    287,378             551,371
Investment securities held for trade ...          2,412,967             539,500
Loans receivable .......................          2,726,824           2,930,177
Equity investment in the Bank ..........         10,144,323          11,960,459
Prepaid expenses and other assets ......              1,458                --
                                               ------------        ------------

                                                 15,572,950          15,981,507

Liabilities and Stockholders' Equity

Liabilities:
Accrued taxes and other liabilities ....            221,750              43,546
                                               ------------        ------------

Stockholders' Equity:
Common stock ...........................             11,241              11,241
Additional paid-in capital .............         10,649,606          10,646,866
Retained earnings ......................          7,357,250           6,564,204
Treasury stock .........................         (2,223,051)           (724,718)
Common stock awarded by RRP ............           (443,846)           (559,632)
                                               ------------        ------------

  Total stockholders' equity ...........         15,351,200          15,937,961
                                               ------------        ------------

                                               $ 15,572,950          15,981,507
                                               ============        ============

22)      Condensed Parent Company Only Financial Statements (continued)

                               Statement of Income

                                                                          Period from
                                                         Year Ended      March 29, 1996
                                                         December 31,   to December 31,
                                                             1997              1996
                                                         ------------       -----------

Interest income ....................................      $   198,035           207,053
Gain on sale of investment securities held for trade           36,066              --
Unrealized gain on securities held for trade .......          531,197            46,484
Non-interest expense ...............................         (208,294)         (159,960)
                                                          -----------       -----------

Net income before income taxes
  and equity in earnings of subsidiaries ...........          557,004            93,577
Provision for income taxes .........................         (217,815)          (40,048)
                                                          -----------       -----------

Net income before equity in earnings of subsidiaries          339,189            53,529
Equity in earnings of subsidiaries .................          683,864           302,801
                                                          -----------       -----------

  Net income .......................................      $ 1,023,053           356,330
                                                          ===========       ===========

22)      Condensed Parent Company Only Financial Statements (continued)

                             Statement of Cash Flows


                                                                               Period from
                                                              Year Ended      March 29, 1996
                                                             December 31,   to December 31,
                                                                 1997              1996
                                                             -----------       ------------
Operating activities:
  Net income ..........................................      $ 1,023,053           356,330
  Equity in earnings of the Bank ......................         (683,864)         (302,801)
  Amortization of cost of stock benefit plan ..........          115,786            19,297
  Gain on sale of investment securities  held for trade          (36,066)             --
  Unrealized gain on securities held for trade ........         (531,197)          (46,484)
  Purchase of trading account securities ..............       (1,987,144)         (493,016)
  Proceeds from sale of trading account securities ....          680,940              --
  Increase in other assets ............................           (1,458)             --
  Increase in accrued taxes and other liabilities .....          180,944            43,546
                                                             -----------       -----------

Net cash provided for operating activities ............       (1,239,006)         (423,128)
                                                             -----------       -----------

Investing activities:
  Purchase of capital stock of the Bank ...............             --          (5,329,053)
  Loan disbursements ..................................       (2,000,000)       (3,733,530)
  Loan repayments .....................................        2,203,353           803,353
                                                             -----------       -----------

Net cash provided by (for) investing activities .......          203,353        (8,259,230)
                                                             -----------       -----------

Financing activities:
  Net proceeds from sale of common stock ..............             --          10,658,107
  Purchase of treasury stock ..........................       (1,498,333)         (724,718)
  Purchase of RRP stock ...............................             --            (578,929)
  Dividends received from Bank ........................        2,500,000
  Dividends paid on common stock ......................         (230,007)         (120,731)
                                                             -----------       -----------

Net cash provided by investing activities .............          771,660         9,233,729
                                                             -----------       -----------

Net increase (decrease) in cash and cash equivalents ..         (263,993)          551,371
Cash and cash equivalents at beginning of period ......          551,371              --
                                                             -----------       -----------

Cash and cash equivalents at end of period ............      $   287,378           551,371
                                                             ===========       ===========

                               AMB Financial Corp.
                             Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., on April 22, 1998, at the Company's corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

Stock Listing

The Company' s stock is trading over the counter, on the NASDAQ Small Cap Market under the symbol "AMFC".

Price Range of Common Stock and Dividends

The table below shows the range of high and low bid prices and dividends paid in fiscal 1997. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

             Quarter Ended             High            Low        Dividends
             -------------             ----            ---        ---------
             March 31, 1997           14-3/8         13-9/32        $0.06
             June 30, 1997            15             14-3/8         $0.06
             September 30, 1997       15-3/4         14-1/2         $0.06
             December 31, 1997        17-3/4         15-3/8         $0.07


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

As of December 31, 1997, the Company had 203 stockholders of record and 963,798 outstanding shares of common stock.

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
(219) 836-5870

                       AMB Financial Corp.
                       Corporate Information
Corporate Office

AMB Financial Corp.               Telephone (219-836-5870
8230 Hohman Avenue                Fax (219) 836-5870
Munster, IN 46321                 Web site ambfinancial.com


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

Robert E. Tolley
Director since 1987.


Independent Auditors                         Corporate Counsel / Local
Cobitz, VandenBerg & Fennessy                Abrahamson, Reed & Adley.
9944 S. Roberts Road Suite 202               Attorneys at Law
Palos Hills, IL 60465                        200 Russell Street
                                             Hammond, IN 46320

                                             Corporate Counsel / Washington DC
                                             Silver, Freedman & Taff, L.L.P.
                                             1100 New York Ave., N.W.
                                             Washington, DC 20005-3934

Annual And Other Report The Company is required to file an annual report on Form 10-KSB with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company's quarterly reports may be obtained without charge by contacting:

  Leslie Mullins
  AMB Financial Corp.
  8230 Hohman Avenue
  Munster, Indiana 46321
  (219)836-5870