Form 10KSB/A, Exhibit 13
period 1997-12-31
AMB FINANCIAL CORP
filed 1998-03-31
CIK 915393

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

Sincerely,


Clement B. Knapp, Jr.
President

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                   At December 31,
                                            -----------------------------------------------------------
                                             1997         1996          1995         1994        1993
                                            -----------------------------------------------------------
                                                                           (In thousands)
Selected Financial Data:
Total assets                                $99,796      $86,102      $69,788      $65,536      $65,130
Loans receivable, net                        77,093       67,366       54,639       51,849       48,602
Investment securities                         8,214        8,939        7,017        6,316        7,281
Mortgage-backed securities                    3,494        4,019        1,479        1,593        2,362
Trading account securities                    2 413          539         --           --           --
Deposits                                     71,700       60,411       59,588       58,281       59,086
Borrowed funds                               12,000        9,500        3,000        1,000         --
Stockholder's equity                         14,770       15,170        6,314        5,633        5,393
                                                               Year Ended December 31,
                                            -----------------------------------------------------------
                                                                    (In thousands)
Selected Operating Data:
Total interest income                       $ 7,156      $ 5,957      $ 5,222      $ 4,837      $ 4,915
Total interest expense                        3,793        2,955        2,686        2,209        2,240
                                            -------      -------      -------      -------      -------
  Net interest income                         3,363        3,002        2,536        2,628        2,675
Provision for loan losses                        74         --             39           62          169
                                            -------      -------      -------      -------      -------
Net interest income after provision
 for loan losses                              3,289        3,002        2,497        2,566        2,506
                                            -------      -------      -------      -------      -------
  Non-interest income:
Fees and service charges                        349          263          203          224          199
Commission income                                78           57           59           23           69
Gain on sale of securities                       58           53         --             59           19
Unrealized gain on investments                  531           46         --           --           --
Gain on sale of real estate owned                 5           28            2          178         --
Other                                            81           64           76           89           93
                                            -------      -------      -------      -------      -------
  Total non-interest income                   1,102          511          340          573          380
                                            -------      -------      -------      -------      -------
Non-interest expense:
Compensation and benefits                     1,294        1,129          909          886          880
Office occupancy and equipment expense          353          334          328          347          340
Data processing                                 336          295          248          210          207
Federal deposit insurance                        41          130          134          134          116
SAIF special assessment                        --            389         --           --           --
Stock conversion expenses                      --           --           --            332         --
Provision for loss on REO                      --           --           --           --            147
Other                                           669          580          595          608          588
                                            -------      -------      -------      -------      -------
  Total non-interest expense                  2,693        2,857        2,214        2,517        2,278
                                            -------      -------      -------      -------      -------

Income before income taxes                    1,698          656          623          622          608
Income tax provision                            675          214          236          239          228
                                            -------      -------      -------      -------      -------
Net income                                    1,023          442          387          383          380
                                            -------      -------      -------      -------      -------

                                                          ---------------------------------------------------
                                                           1997        1996        1995       1994      1993
                                                          ---------------------------------------------------
Selected Financial Ratios and Other Data:
Return on average assets (1)                                1.07%       .55%        .57%       .58%       .59%
Return on average stockholders'                             7.06        3.28       6.40       6.74       7.24
equity(2)
Average stockholders' equity to
 average assets                                            15.10       16.78       8.76       8.61       8.20
Stockholders' equity to total assets                       14.77       17.62       9.05       8.60       8.28
Interest rate spread during period                          3.14        3.37       3.84       4.11       4.30
Net interest margin (3)                                     3.71        3.97       4.03       4.25       4.45
Operating expenses to average assets (4)                    2.80        3.56       3.29       3.31       3.33
Efficiency ratio (5)                                       60.28       70.23      76.99      73.72      70.19
Non-performing assets to total assets                       0.33        0.35       0.53       0.76       0.88
Allowance for loan losses to non performing loans         133.12      116.27      97.43      66.00      52.15
Allowance for loan losses to loans
 receivable, net                                            0.53        0.53       0.66       0.62       0.55
Ratio of average interest-earning
 assets to average interest-bearing                         1.14x       1.16x      1.04x      1.04x      1.04x
 liabilities
Number of full-service offices                              4           4          4          4          4

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