Form 10KSB, Exhibit 13
period 1998-12-31
AMB FINANCIAL CORP
filed 1999-03-31
CIK 915393

================================================================================
                                Table of Contents
================================================================================




 President's Message . . . . . . . . . . . . . . . . . . . . . . . .  .     2

 Selected Consolidated Financial Information . . . . . . . . . . . .  .     3

 Management's Discussion and Analysis of Financial
          Condition and Results of Operations . . . . . . . . . . . . .     5

 Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . .    17

 Consolidated Financial Statements  . . . . . . . . . . . . . . . . . .    18

 Stockholder Information  . . . . . . . . . . . . . . . . . . . . . . .    49

 Corporate Information . . . . . . . . . . . . . . . . . . . . . . .  .    50

President's Message
To Our Stockholders


On behalf of the Board of Directors, Officers and Employees of AMB Financial Corp., and its wholly owned subsidiary, American Savings, FSB., I am pleased to present our 1998 Annual Report.

American Savings, FSB (the Bank), the wholly owned subsidiary of AMB Financial Corp., had a good year. Assets of the Bank increased approximately $17 million to $114 million. Loans increased $13 million. Deposits increased $7.5 million. The Bank reported net income of $745,000, representing approximately .7% return on assets. We anticipate that the Bank will continue its growth focus for the next several years.

AMB Financial Corp., the holding company, did not have a good year. The holding company has a trading portfolio of approximately $2.5 million. This portfolio consists of stock and mutual funds, primarily invested in thrift and bank stocks. As most of you are aware 1998 was not a good year for thrift and bank stocks. As a result, the holding company booked a loss of approximately $771,000 in this portfolio. I would like to emphasize that this is an unrealized loss. Accounting rules require us to report the current market value of securities held in our trading portfolio. If we had liquidated our entire portfolio on December 31, 1998, we would have realized an actual loss of approximately $164,000. We believe that the stocks and funds in our trading portfolio are solid investments, and will perform better in the future. The stock market is, however, subject to fluctuation, and so is our portfolio.

I believe that our company is pursuing the proper strategies to remain an independent and viable banking organization. We plan to continue to serve the needs of our local residents and businesses, and hope for continued financial success.

Our financial performance and stock performance is available on our web site at http://www.ambfinancial.com. Our web site has other convenient services, and I urge you to visit it.

The entire staff of AMB Financial Corp. appreciates your commitment and support, and we look forward to a long and profitable relationship.


Sincerely,


/s/Clement B. Knapp, Jr.
------------------------
Clement B. Knapp, Jr
President

                                                            SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                                                             At December 31,
                                       --------------------------------------------------------------------------------------------
                                         1998                 1997                 1996                 1995                  1994
                                       --------             --------             --------             --------             --------
                                                                             (In thousands)
Selected Financial Data:

Total assets                           $116,913             $ 99,796             $ 86,102             $ 69,788             $ 65,536
Loans receivable, net                    89,762               77,093               67,366               54,639               51,849
Investment securities                     6,137                8,214                8,939                7,017                6,316
Mortgage-backed securities                2,649                3,494                4,019                1,479                1,593
Trading securities                        2,394                2,413                  539                - - -                - - -
Deposits                                 78,997               71,700               60,411               59,588               58,281
Borrowed funds                           23,074               12,000                9,500                3,000                1,000
Stockholder's equity                     13,413               14,770               15,170                6,314                5,633
                                                                     For the Year Ended December 31
                                                           1998         1997        1996        1995        1994
                                                        --------------------------------------------------------
Selected Operating Data:                                                       (In thousands)
Total interest income                                   $ 7,969      $ 7,120     $ 5,957     $ 5,222     $ 4,837
Total interest expense                                    4,570        3,793       2,955       2,686       2,209
                                                        -------      -------     -------     -------     -------
     Net interest income                                  3,399        3,327       3,002       2,536       2,628
Provision for loan losses                                   102           74           0          39          62
                                                        -------      -------     -------     -------     -------
Net interest income after provision for loan losses       3,297        3,253       3,002       2,497       2,566
                                                        -------      -------     -------     -------     -------

Non-interest income:
Fees and service charges                                    450          349         263         203         224
Commission income                                            55           78          57          59          23
Gain on sale of securities                                   68           58          53          --          59
Unrealized gain (loss) on investments                      (771)         561          46          --          --
Gain on sale of deposits                                     27           --          --          --          --
Gain (loss) on sale of real estate owned                     (2)           5          28           2         178
Loss from investment in joint venture                       (11)          --          --          --          --
Other                                                       123           81          64          76          89
                                                        -------      -------     -------     -------     -------
       Total non-interest income                            (61)       1,132         511         340         573
                                                        -------      -------     -------     -------     -------

Non-interest expense:
Compensation and benefits                                  1377        1,294       1,129         909         886
Office occupancy and equipment expenses                     309          353         334         328         347
Data processing                                             368          336         295         248         210
Federal deposit insurance premiums                           45           41         130         134         134
SAIF special assessment                                      --           --         389          --          --
Stock conversion expenses                                    --           --          --          --         332
Loss on disposition of fixed assets                          29           --          --          --          --
Other                                                       751          662         580         595         608
                                                        -------      -------     -------     -------     -------
      Total non-interest expense                          2,879        2,686       2,857       2,214       2,517
                                                        -------      -------     -------     -------     -------

Income before income taxes                                  357        1,698         656         623         622
Income tax provision                                        152          675         214         236         239
                                                        -------      -------     -------     -------     -------
Net income                                                  205        1,023         442         387         383
                                                        -------      -------     -------     -------     -------

                                                                  At or For the Year Ended December 31,
                                                        1998         1997          1996          1995         1994
                                                      ------       ------        ------         -----        -----

Selected Financial Ratios and Other Data:
-----------------------------------------

Return on average assets (1)                            0.18%        1.07%         0.55%         0.57%        0.58%
Return on average stockholders' equity(2)               1.46         7.06          3.28          6.40         6.74
Average stockholders' equity to
   average assets                                      12.61        15.10         16.78          8.76         8.61
Stockholders' equity to total assets                   11.47        14.80         17.62          9.05         8.60
Interest rate spread during period                      2.86         3.10          3.37          3.84         4.11
Net interest margin (3)                                 3.29         3.67          3.97          4.03         4.25
Operating expenses to average assets (4)                2.59         2.80          3.56          3.29         3.31
Efficiency ratio (5)                                   87.41        60.28         70.23         76.99        73.72
Non-performing assets to total assets                   0.43         0.34          0.35          0.53         0.76
Allowance for loan losses to non-
   performing loans                                   104.87       133.12        116.27         97.43        66.00
Allowance for loan losses to loans
   receivable, net                                      0.56         0.53          0.53          0.66         0.62
Ratio of  average interest-earning
assets to average interest-bearing liabilities          1.10x        1.14x         1.16x         1.04x        1.04x
Number of full-service offices                             3            4             4             4            4

(1) Return on average assets for 1996 would have been .84% without the SAIF special assessment.

(2) Return on average stockholders' equity for 1996 would have been 5.02% without the SAIF special assessment.

(3) Calculation is based upon net interest income before provision for loan losses divided by interest-earning assets.

(4) For purposes of calculating this ratio, operating expenses for 1994 exclude the write-off of stock conversion expenses. The 1996 ratio would have been 3.07% without the SAIF special assessment.

(5) Non-interest expense, excluding the write-off of stock conversion expenses in 1994 and the SAIF special assessment in 1996, divided by net interest income plus income except for gains and losses on securities available for sale.

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

                     The Company's primary market area consists of the northwest portion of Lake County, Indiana. Business is conducted from its main
      office  at  8230  Hohman  Avenue,   Munster,   Indiana,  as  well  as  two
      full-service banking offices located in Dyer, and Hammond, Indiana. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one-to-four-family residences. To a lesser extent, funds are invested in multi-family, commercial real estate, consumer, commercial business, construction and land loans. The Company also invests in mortgage-backed and other investment securities.

                     The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings and to a lesser degree, non-interest income and non-interest expense. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. Non-interest income (loss) primarily consists of service charges, fees on deposit and loan products and, on occasion, securities gains or losses. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, federal deposit insurance costs, data processing service fees and other operating expenses.

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

      Operating Strategy

                     The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution-serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one-to-four-family residential real estate; (ii) supplement its one-to-four-family residential lending activities with consumer, commercial business, commercial real estate, construction and land loans;
      (iii) augment its lending activities with investments in purchased loans, mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets when market conditions permit (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, the volume of the Company's assets and liabilities.

Comparison of Financial Condition at December 31, 1998 and 1997.

               Total assets of the Company increased $17.1 million to $116.9 million as of December 31, 1998, from $99.8 million as of December 31, 1997. This increase of 17.1% was primarily the result of an increase in savings deposits of $7.3 million and additional advances from the FHLB of Indianapolis in the amount of $9.7 million, which were used to fund mortgage loans for the Company's loan portfolio.

               Cash and cash equivalents increased by $3.4 million at December 31, 1998 as excess funds received from the deposit growth were retained in anticipation of loan funding and for general liquidity purposes.

               Investment securities available for sale decreased $2.1 million to $6.1 million at December 31, 1998 as a result of investment sales of $2.8 million and $2.9 million in proceeds from maturing securities offset by $3.5 million in new purchases. The $2.8 million of security sales in the current year were short term U.S. Treasury notes that were replaced with longer duration U.S. Treasury securities in anticipation of lower interest rates.

               Loans receivable increased to $89.8 million at December 31, 1998, a $12.7 million or 16.5% increase, as new loan originations of both residential and non-residential loans of $27.2 million and loan purchases of $13.3 million exceeded loan repayments of $27.8 million (See note 5 of the Notes to Consolidated Financial Statements). The Company continues to remain focused on an aggressive lending effort as evidenced by the better than 33% increase in loans receivable over the last two years.

               Total deposits at December 31, 1998 increased by $7.3 million, or 10.2%, due to net deposit receipts of $4.5 million and interest credited of $2.8 million. The deposit growth was primarily attributable to the Company's continued aggressive advertising and competitive rates with regards to special certificate promotions (primarily 13, 14, and 17 month terms) during 1998. In addition, $2.7 million of deposits were sold to a local institution in connection with the closing of the East Chicago branch.

               Borrowed funds, which consist primarily of FHLB of Indianapolis advances increased $11.1 million to $23.1 million at December 31, 1998. The increase in borrowed funds was utilized to fund loan production during the year. Most of the new borrowings were at maturity terms of 3 years.

          Stockholders' equity decreased $1.4 million to $13.4 million at December 31, 1998 from $14.8 million at December 31, 1997. This decrease was primarily due to the buyback of treasury stock in the amount of $1.6 million and the payment of dividends on common stock of $244,000, which was offset by net income of $205,000 an increase of $43,000 in the unrealized gain on securities available for sale and normal amortization of RRP and ESOP benefits of $260,000.


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

                                                                           For the Year Ended December 31
                                                                               (Dollars in thousands)
                                             ---------------------------------------------------------------------------------------
                                                                1998                                          1997
                                             -----------------------------------------      ----------------------------------------
                                               Average         Interest                       Average       Interest
                                             Outstanding        Earned/         Yield/      Outstanding      Earned/          Yield/
                                               Balance           Paid            Rate         Balance          Paid            Rate
                                               -------           ----            ----         -------          ----            ----
 Interest-Earning Assets
    Loans receivable   (1)                      86,033           7,027           8.17%         71,473          6,003           8.40%
    Mortgage-backed securities                   3,033             204           6.73%          3,783            258           6.82%
    Investment securities                        9,198             444           4.83%         10,494            583           5.56%
    Interest-bearing deposits                    4,072             213           5.23%          4,135            223           5.39%
    FHLB stock                                   1,013              81           8.00%            658             53           8.05%
                                              --------          ------           ----         -------         ------           ----
     Total interest-earning assets            $103,349          $7,969           7.71%        $90,543         $7,120           7.86%

 Interest-Bearing Liabilities
   Passbook accounts                            15,841             453           2.86%         16,407            489           2.98%
   Demand and NOW accounts                      10,028             221           2.20%          9,642            233           2.42%
   Certificate accounts                         49,707           2,800           5.63%         42,051          2,378           5.66%
   Borrowings                                   18,663            1096           5.87%         11,629            693           5.96%
                                              --------          ------           ----         -------         ------           ----
    Total interest-bearing liabilities        $ 94,239          $4,570           4.85%        $79,729         $3,793           4.76%
                                              --------          ------           ----         -------         ------           ----

 Net interest income                                            $3,399                                        $3,327
                                                                ======                                        ======
   Net interest rate spread                                                      2.86%                                         3.10%
                                                                                 ====                                          ====
   Net earning assets                         $  9,110                                        $10,814
                                              ========                                        =======
   Net yield on average
   interest-earning assets                                                       3.29%                                         3.67%
                                                                                 ====                                          ====
   Average interest-earning assets to
   average interest-bearing liabilities                           1.10x                                         1.14x
                                                                  ====                                          ====

                                                   For the Year Ended December 31
                                                      (Dollars in thousands)
                                           -------------------------------------------
                                                                1996
                                           -------------------------------------------
                                              Average          Interest
                                           Outstanding          Earned/         Yield/
                                              Balance            Paid           Rate
                                              -------            ----           ----
 Interest-Earning Assets
    Loans receivable   (1)                     59,165            4,949           8.36%
    Mortgage-backed securities                  3,396              230           6.77%
    Investment securities                       8,565              521           6.08%
    Interest-bearing deposits                   3,876              214           5.52%
    FHLB stock                                    546               43           7.88%
                                              -------           ------           ----
     Total interet-earning assets             $75,548           $5,957           7.89%

 Interest-Bearing Liabilities
   Passbook accounts                           16,490              510           3.09%
   Demand and NOW accounts                      9,258              226           2.44%
   Certificate accounts                        36,389            2,025           5.56%
   Borrowings                                   3,186              194           6.09%
                                              -------           ------           ----
    Total interest-bearing liabilities        $65,323           $2,955           4.52%
                                              -------           ------           ----

 Net interest income                                            $3,002
                                                                ======
   Net interest rate spread                                                      3.37%
   Net earning assets                         $10,225
                                              =======
   Net yield on average
   interest-earning assets                                                       3.97%
                                                                                 ====
   Average interest-earning assets to
   average interest-bearing liabilities                           1.16x
                                                                  =====

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for losses.

               The table below presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest bearing liabilities have affected the Company's interest income and interest expense during the period indicated. Information is provided in each category with respect to (i) changes attributable to changes in rate (changes in rate multiplied by prior volume), (ii) changes attributable to changes in volume (changes in volume multiplied by prior rate), (iii) changes attributable to the combined impact of volume and rate (changes in the rate multiplied by the changes in the volume), and
        (iv) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                                      For the Year Ended
                                                                      ------------------
                                                                          December 31,
                                                                          ------------

                                    1998 Compared to 1997                         1997 Compared to 1996
                                     Increase (Decrease)                           Increase (Decrease)
                                     -------------------                           -------------------
                                          Due to                                         Due to
                                          ------                                         ------
                                                           Rate/                                          Rate/
                                   Rate        Volume      Volume       Net         Rate      Volume      Volume        Net
                                   ----        ------      ------       ---         ----      ------      ------        ---
                                                                    (Dollars in thousands)
Interest-earning assets:
Loans receivable, net               (165)      1,223         (34)      1,024          21       1,029           4       1,054
Mortgage-backed
   securities                         (4)        (51)          1         (54)          1          27                      28
Investment securities                (76)        (72)          9        (139)        (45)        117         (10)         62
Interest-bearing deposit              (7)         (3)                    (10)         (5)         14                       9
FHLB Stock                                        28                      28           1           9                      10
                                  ------      ------      ------      ------      ------      ------      ------      ------
      Totals                        (252)      1,125         (24)        849         (27)      1,196          (6)      1,163
                                  ------      ------      ------      ------      ------      ------      ------      ------

Interest-bearing liabilities:
Passbook accounts                    (20)        (17)          1         (36)        (19)         (2)                    (21)
Demand and Now
   accounts                          (20)          9          (1)        (12)         (2)          9                       7
Certificate accounts                  (9)        433          (2)        422          33         315           5         353
Borrowed funds                       (10)        419          (6)        403          (4)        514         (11)        499
                                  ------      ------      ------      ------      ------      ------      ------      ------
     Totals                          (59)        844          (8)        777           8         836          (6)        838
                                  ------      ------      ------      ------      ------      ------      ------      ------

Net change in net
   interest income                                                        72                                             325
                                                                      ------                                          ------

Comparison of Operating Results for the Years Ended December 31, 1998 and 1997.

Net Income. The Company's net income for the year ended December 31, 1998 was $205,000 as compared to $1.0 million for the same period in 1997, a decrease of $818,000. This decrease was due primarily to a decrease in non-interest income of $1.2 million, an increase in non-interest expense of $193,000, and an increase in loan loss provision of $28,000, offset by an increase in net interest income of $72,000, and a decrease in income taxes of $523,000.

Interest Income. Total interest income for the year ended December 31, 1998 increased $849,000 or 11.9%, as compared to the prior year. The increase in interest income was the result of an increase in average interest-earning assets of $12.8 million, partially offset by a decrease in the average asset yield to 7.71% from 7.86%. Interest income on loans increased $1.0 million as a result of a $14.6 million increase in average loan receivable, offset by 23 basis point decrease in the average yield of the loan portfolio. Interest income on both mortgage-backed and investment securities declined as a result of decreases in the average balance of both securities as well as declines in the average yield. The lack of additional purchase activity in these investments is a result of the Company's ability and strategy to originate and purchase loans for its own investment portfolio.

Interest Expense. Total interest expense for the year ended December 31, 1998 increased $777,000, or 20.5% to $4.6 million as compared to $3.8 million in the prior year. Deposit interest increased by $374,000, primarily as a result of the $7.5 million increase in the average balance of deposit accounts and to a lesser extent, by a 5 basis point increase in the average cost of deposits. The average certificate of deposit base increased by $7.7 million in 1998 as the Bank offered special certificate promotions. Interest expense on borrowed funds increased $393,000, to $1.1 million as the average balance of borrowed funds increased $7.0 million to $18.7 million for the year ended December 31, 1998. This increase was primarily due to funding requirements for new mortgage loans and to a lesser extent for normal operating liquidity.

Provision for Loan Losses. The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level deemed adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors, which, in management's judgment, deserve current recognition in estimating losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans, and economic conditions.

A provision of $102,000 was recorded during the year ended December 31, 1998 while a provision of $74,000 was recorded in the comparable 1997 period. The increase in the provision for losses on loans was due to the continuing growth in the loan portfolio and is based upon management's review of the loan portfolio by property type and delinquency status. There were no significant individual loans, which contributed to the increase in the allowance, and there were no regulatory requests for additional provisions for loan losses during the year ended December 31 1998 or 1997. Net charge offs for the year ended December 31, 1998 amounted to less than $5,000. The Bank will continue to review its allowance for loan losses and make future provisions as economic and regulatory conditions dictate. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Non-Interest Income. The Company's non-interest income decreased $1.2 million for the year ended December 31, 1998 compared with the previous year. The decrease was directly related to an unrealized loss on trading securities of $771,000 recorded in 1998 compared to a $561,000 unrealized gain recorded in the prior year. The decline in income from unrealized gains and losses on trading securities is a reflection of the erosion in the value of community bank and thrift stock prices during the second half of 1998. Although the stock market appears to have generally recovered from its late summer declines, the Company's trading portfolio, which consists primarily of equity investments in community and regional financial institutions, has yet to experience any sustained turnaround. Non-interest income also declined due to a decrease of $22,000 in commissions from the sale of various financial products by the Bank's wholly owned subsidiary NIFCO, and an $11,000 loss from investment in a low income housing joint venture, offset by an increase of $101,000 in loan and deposit related fees, a $10,000 increase on the sale of investment securities, and a $27,000 profit from the sale of the East Chicago deposit accounts.

Non-Interest Expense. The Company's non-interest expense increased $193,000 to $2.9 million for the year ended December 31, 1998 compared to $2.7 million for the previous year. The increase was primarily the result of increased staffing costs of $83,000 due in part to normal salary and benefit increases and the payment of a bonus in the first quarter of 1998 totaling $44,000, increased data processing costs of $33,000 due to increased transaction charges and to a lesser extent Y2K expenditures, a loss of $29,000 on the disposition of the closed East Chicago branch office, and an increase in other operating expenses of $117,000 due to the expanded product offerings and growth in customer activity levels. Among the increased expenses were bank correspondent and courier fees, telephone, insurance, meetings, and professional service fees. This was offset by decrease in advertising costs of $39,000, and a decrease in occupancy and equipment expense of $44,000.

Provision for Income Taxes. Tax expense for the year ended December 31, 1998 decreased $523,000 to $152,000 compared to $675,000 for the comparable year in 1997. Income taxes decreased primarily as a result of decrease in pre-tax income.

Comparison of Operating Results for the Years Ended December 31, 1997 and 1996.

Net Income. The Company's net income for the year ended December 31, 1997 was $1.0 million as compared to $442,000 for the same period in 1996, an increase of $581,000. This increase was due primarily to an increase in net interest income of $361,000, an increase in non-interest income of $587,000, and a decrease in non-interest expense of $167,000, offset by an increase of $74,000 in provision for loan losses and an increase of $461,000 in tax provisions. Net income for the year ended December 31, 1996 was reduced by a one-time special assessment of $389,000 ($234,000 after taxes) imposed by federal legislation to recapitalize the Savings Association Insurance Fund ("SAIF").

Interest Income. Total interest income for the year ended December 31, 1997 increased $1.2 million or 20.1%, as compared to the prior year. The increase in interest income was the result of an increase in average interest-earning assets of $15.0 million. The increase in average interest-earning assets was the result of a $12.3 million increase in the average balance of loans receivable, a $387,000 increase in the average balance of mortgage-backed securities, a $1.9 million increase in the average balance of investment securities, a $259,000 increase in the average balance of interest-bearing deposits, and a $112,000 increase in the average balance of FHLB stock. These increases reflect the Company's investment of net proceeds from an increase in the average balance of interest-bearing liabilities, as well as a full year of investment of the proceeds of the Company's March 31, 1996 stock offering. During the year ended December 31, 1997, the average yield on interest-earning assets increased slightly to 7.90% from 7.89% during the year ended December 31, 1996.

Interest Expense. Total interest expense for the year ended December 31, 1997 increased $837,000, or 28.3% to $3.8 million as compared to $3.0 million in the prior year. Deposit interest increased by $338,000, primarily as a result of the $6.0 million increase in the average balance of deposit accounts and the .11% increase in the cost of deposits. The average certificate deposit base increased by $5.7 million in 1997 as the Bank offered special premium rates. Interest expense on borrowed funds increased $499,000, to $693,000 for the year ended December 31, 1997. The average balance of borrowed funds increased $8.4 million to $11.6 million for the year ended December 31, 1997. This increase was due to funding requirements for new mortgage loans and to a lesser extent for normal operating liquidity.

Provision for Loan Losses. Provision of $74,000 was recorded during the year ended December 31, 1997 while no provision was recorded in the comparable 1996 period. The increase in the provision for losses on loans was due to the growth in the loan portfolio and is based upon management's review of the loan portfolio by property type and delinquency status. There were no significant individual loans, which contributed to the increase in the allowance, and there were no regulatory requests for additional provisions for loan losses during the year ended December 31 1997 or 1996. The Bank will continue to review its allowance for loan losses and make future provisions as economic and regulatory conditions dictate. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

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

Non-Interest Expense. The Company's non-interest expense decreased $164,000 to $2.7 million for the year ended December 31, 1997 compared to $2.9 million for the previous year. The decrease was primarily the result of a $390,000 charge, reflected in the 1996 period, for the special insurance assessment imposed by the FDIC to recapitalize the SAIF. As a result of the recapitalization of the SAIF, quarterly insurance premiums decreased by $89,000 as compared to the prior year period. This decrease in cost was partially offset by an increase in staffing costs of $165,000 during the year due to normal salary and benefit increases and increases in the expense recognition of the ESOP and the RRP, and an increase in advertising costs of $44,000 associated with the marketing of the special certificate of deposit program and loan solicitations. The ESOP expense increased because of the increase of the stock price as well as the maintenance of the plan for an entire year rather than nine months as was the case for 1996. The RRP expense increased because that plan was not implemented until October of 1996. In addition, data processing costs increased $40,000 associated with the servicing and maintenance of the new ATM machines and increased debit card activity, and other operating expenses increased $80,000 primarily reflecting increased expenses relating to operations as a public company for the full year.

Provision for Income Taxes. Tax expense for the year ended December 31, 1997 increased $461,000 to $675,000 compared to $214,000 for the comparable year in 1996. Income taxes increased primarily as a result of increased income before taxes.

        Qualitative and Quantitative Disclosure of Market Risk

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

               Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings and net asset value of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities and net asset value, falling interest rates could result in a decrease in net interest income and net asset value. Finally, a flattening of the "yield curve" (i.e., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

               In managing the Company's asset/liability position, the Board and management attempt to manage the Company's interest rate risk while enhancing net interest margins. However, the Board of Directors continues to believe that the increased net interest income resulting from a mismatch in the maturity of the Company's asset and liability portfolios can, during periods of declining or stable interest rates and periods in which there is a substantial positive difference between long- and short-term interest rates (i.e., a "positively sloped yield curve"), can provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. As a result, the Company's results of operations and net portfolio values remain significantly vulnerable to increases in interest rates and to fluctuations in the difference between long- and short-term interest rates.

               Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive adjustable-rate loans. At December 31, 1998, adjustable-rate loans represented $39.9 million, or 43.85% of the total loan portfolio. At December 31, 1998, the Company had $794,000 of adjustable-rate mortgage-backed pass-through securities or securities with anticipated lives of five years or less. Second, a significant portion of the Company's other debt securities (primarily U.S. Government and agency securities) are intermediate-term instruments with $4.9 million of such securities contractually maturing within five years of December 31, 1998. Third, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 1998, the Company had $15.1 million of regular savings accounts, $3.8 million of money market accounts and $7.4 million of NOW, checking and club accounts. Overall, these accounts comprised 33.2% of the Company's total deposit base. Fourth, most of the mortgage-backed securities purchased by the Company in recent years had adjustable interest rates and/or short or intermediate effective terms to maturity,

               One approach used by management to qualify interest rate risk is the net portfolio value ("NPV") analysis. NPV is generally considered to be the present value of the difference between expected incoming cash flows on
interest-earning   and  other  assets  and  expected   incoming   cash  flow  on
interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. The application attempts to quantify interest rate risk as the change in the NPV which would result form a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates.

               Presented below, as of December 31,1998, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Company's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Company would pay on its deposits in the event of a rate increase would increase more rapidly than the yield on its assests because the Company's deposits generally have shorter periods to repricing.

                                INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE


          Assumed                                                             NPV as % of Present
 Change in Interest Rates                Net Portfolio Value                     Value of Assets
 ------------------------     -----------------------------------------      ------------------------
      (Basis Points)          $ Amount        $ Change         % Change      % Ratio        Bp Change
      --------------          --------        --------         --------      -------        ---------
           +400                  9,186          -2,872             -24          8.41            -192
           +300                 10,205          -1,853             -15          9.17            -116
           +200                 11,093            -965              -8          9.79             -53
           +100                 11,739            -319              -3         10.19             -13
                                12,058                                         10.32
           -100                 12,095              37                         10.22             -10
           -200                 11,969             -89              -1          9.99             -33
           -300                 11,899            -159              -1          9.79             -53
           -400                 11,517            -541              -4          9.35             -97

               Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interests rate scenarios. It was also assumed that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

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

               The primary investing activities of the Company are the origination and purchase of real estate and other loans, and the purchase of mortgage-backed and other securities. During the years ended December 31, 1998, and 1997, the Company's disbursements for loan originations totaled $27.2 million, and $19.9 million respectively and loan purchases totaled $13.3 million and $6.9 million respectively. For the years ended December 31, 1998, and 1997, there were no purchases of mortgage-backed securities while purchases of other securities totaled $3.5 million and $4.0 million, respectively. These activities were funded primarily by net deposit inflows, borrowings and principal repayments on loans and securities.

               For the years ended December 31, 1998, and 1997, the Company experienced net increases in deposits (including the effect of interest credited) of $7.3 million and $11.3 million respectively. The increase in fiscal 1998 reflects a concerted effort to increase the deposit base through marketing local special rate certificates for periods of 13 through 17 months. Also, during the year ended December 31, 1998, the Company sold deposit accounts from a branch location totaling $2.7 million. Proceeds from FHLB advances were $15.7 million in fiscal 1998, and $7.0 million in fiscal 1997. FHLB advances of $6.0 million and $4.5 million were repaid in fiscal 1998 and 1997 respectively.

               The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 1998, the Company's borrowing limit from the FHLB of Indianapolis was approximately $31.2 million, with unused borrowing capacity of $8.6 million at that date.

               The Company is required to maintain an average daily balance of liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by OTS regulations. The minimum required liquidity ratio is currently 4.0%. At December 31, 1998 and 1997, the Company's liquidity ratio was 16.1%, and 16.3% respectively.

               The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 1998 and 1997, cash and cash equivalents totaled $9.1 million and $5.7 million, respectively.

               At December 31, 1998, the Company had outstanding loan origination commitments of $2.9 million, undisbursed construction loans in process of $569,000, and approved but unused lines of credit extended to customers of $5.2 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 1998 totaled $45.3 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

                  The OTS regulations require savings associations, such as the Bank, to meet two minimum capital standards: a leverage ratio requirement of 4% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 1998 with tangible and leverage capital ratios of 7.52% and a total risk-based capital ratio of 14.06%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings bank must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

                  The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. In September 1998 the Bank paid a dividend of $1.9 million to the Company. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders;
however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.


Impact of Inflation and Changing Prices

               The consolidated financial statements and related data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


Impact of New Accounting Standards

               Accounting for Derivative Instruments and for Hedging Activities. In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), entitled "Accounting for Derivative Instruments and for Hedging Activities." SFAS No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The statement requires all derivatives to be recorded on the balance sheet at fair value and establishes special accounting for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments (referred to as fair value hedges); hedges of the variable cash flows of forecasted transactions (cash flow hedges); and hedges of foreign currency exposures of net investments in foreign operations. Though the accounting treatment and criteria for each of the three types of hedges is unique, they all result in recognizing offsetting changes in value or cash flow of both the hedge and the hedged item in earnings in the same period. Changes in the fair value of derivatives that do not meet the criteria of one of these three categories of hedges are included in earnings in the period of the change. SFAS No. 133 is effective for years beginning after June 15, 1999, but companies can early adopt as of the beginning of any fiscal quarter that begins after June 1998. Management does not believe that adoption of SFAS No. 133 will have a material impact on the Company's consolidated financial condition or results of operations.

                Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. In October 1998, the FASB issued Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" (SFAS No. 134"), which is effective for the first fiscal quarter after December 15, 1998. This statement amends SFAS No. 65 "Accounting for Certain Mortgage Banking Activities." This statement revises the accounting for retained securities and beneficial interests. Management does not believe that adoption of SFAS No. 134 will have a material impact on the Company's consolidated financial condition or results of operations.

               The foregoing does not constitute a comprehensive summary of all-material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the FASB, which are of particular interest to financial institutions.


Year 2000 Readiness Disclosure

               General. The year 2000 ("Y2K") issues confronting the Company and its suppliers, customers, customers' suppliers and competitors centers on the inability of computer systems to recognize the year 2000. Many existing computer programs and systems originally were programmed with six digit dates that provided only two digits to identify the calendar year 1900 rather than the year 2000.

               Financial institution regulators recently have increased their focus upon Y2K compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council ("FFIEC") has issued several interagency statements on Y2K Project Management Awareness. These statements require financial institutions to, among other things, examine the Y2K implications of their reliance on vendors and with respect to data exchange and the potential impact of the Y2K issue on their customers, suppliers and borrowers. These statements also require each federally regulated financial institution to survey its exposure, measure its risk and prepare a plan to address the Y2K issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any Y2K problems. The federal banking agencies have asserted that Y2K testing and certification is a key safety and soundness issue in conjunction with regulatory exams and, thus, that an institution's failure to address appropriately the Y2K issue could result in supervisory action, including the reduction of the institution's supervisory ratings, the denial of applications for approval of mergers or acquisitions or the imposition of civil money penalties.

             American  Savings,  FSB understands the importance of the Year 2000
(Y2K) issue, and the bank is currently taking steps to insure a smooth transition into the next millenium. The Senior Management Team of the bank has decided to follow the guidelines established by the Federal Financial Institutions Examination Council (FFIEC) for Y2K preparation. The bank has intended to meet all deadlines established by the FFIEC, and to-date the bank has satisfied all requirements.

                  A Steering Committee comprised of the bank's department heads was established in 1998 to oversee and report all the events pertaining to the Y2K project. These individuals are under the direct supervision of the bank's CEO and prepare regular reports to the Board of Directors.

               Risks. Like most financial service providers, the Y2K issue due to its dependence on technology and date-sensitive data may significantly affect the Company and its operations. Computer software and hardware and other equipment, both within and outside the Company's direct control, and third parties with whom the Company electronically or operationally interfaces (including without limitation its customers and third party vendors) are likely to be affected. If computer systems are not modified in order to be able to identify the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on date field information, such as interest, payment or due dates and other operation functions, could generate results which are significantly misstated, and the Company could experience an inability to process transactions, prepare statements or engage in similar normal business activities. Likewise, under certain circumstances, a failure to adequately address the Y2K issue could adversely affect the viability of the Company's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Y2K issue could result in a significant adverse impact on the Company's operations and, in turn, its financial condition and results of operations.

               The bank has adopted a five-phase plan to insure Y2K processing success. Many aspects required for the plan's success have been completed, and are currently undergoing minor improvement adjustments. The main categories of the five-phase plan are as follows:

               1. Awareness During this phase of the American Savings Y2K programs the senior management members attempted to gather information relevant to the bank's Y2K scenario. Information was gathered from a variety of sources including seminars, numerous publications and external consultants.

               2. Assessment During the assessment phase of the bank's Y2K program each department of the bank-submitted information on areas that presented a potential risk to the institution. Members of the Y2K Steering Committee identified the "date sensitive" systems and assigned a risk rating to the individual items. The areas classified as "mission critical" receive a higher priority rating from the committee.

               3. Renovation Through out the renovation phase of bank's Y2K program systems were replaced or upgraded to insure Y2K compliance. The cost associated with this phase were not material during 1998 and a substantial change in 1999 is not expected.

               4. Testing American Savings performed internal testing on all in-house systems and some systems under the control of service providers. Proxy tests were used to test the integrity of the banks core application system. The senior management of the bank is currently satisfied with the progress of the test results.

               5. Contingency American Savings has begun the process of contingency planning for all mission critical systems of the bank. Members of the Steering Committee intend to complete the contingency planning process prior to the FFIEC deadline in June for all mission critical systems. Including those systems dependent upon third party vendors or service providers.

               The Company is expensing all cost associated with training and software as those costs are incurred, and such costs are being funded through operating cash flows. Hardware cost will be capitalized and expensed under our fixed asset guidelines. The total cost of the Y2K conversion project for the Company is estimated to be $65,000. Expenses of approximately $40,000 were incurred and expensed by the Company through December 31, 1998. The Company does not expect significant increases in future data processing costs related to Y2K compliance. While we believe this amount will be sufficient to complete the requirements of becoming Y2K compliant, it is an estimate. As such we will review our budget monthly to help ensure that we have allocated sufficient resources to this project. Any deviations to the preliminary budget will be reported to the Board of Directors.

                   {LETTERHEAD COBITZ, VANDENBERG & FENNESSY}




                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
AMB Financial Corp.

         We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1998, in conformity with generally accepted accounting principles.



/s/Cobitz, Vandenberg & Fennessy
--------------------------------
Cobitz, Vandenberg & Fennessy

January 29, 1999
Palos Hills, Illinois

                                                 AMB FINANCIAL CORP.
                                                  AND SUBSIDIARIES

                                   Consolidated Statements of Financial Condition

                                                                                              December 31,
                                                                                    -------------------------------
                                                                                          1998              1997
                                                                                    -------------      ------------
Assets

Cash and amounts due from depository institutions                                   $   3,210,234         2,510,527
Interest-bearing deposits                                                               5,887,182         3,176,428
                                                                                     ------------      ------------
   Total cash and cash equivalents                                                      9,097,416         5,686,955
Investment securities, available for sale,  at fair value (note 2)                      6,137,219         8,213,614
Trading securities (note 3)                                                             2,394,130         2,412,967
Mortgage-backed securities, available for sale, at fair value (note 4)                  2,649,380         3,494,035
Loans receivable (net of allowance for loan losses:
  1998 - $506,534, 1997 - $410,383) (note 5)                                           89,762,417        77,093,229
Real estate owned                                                                          23,369            27,481
Investment in limited partnership (note 6)                                              1,380,925             -
Stock in Federal Home Loan Bank of Indianapolis                                         1,334,200           725,400
Office properties and equipment - net (note 7)                                            427,823           471,730
Accrued interest receivable (note 8)                                                      594,942           533,509
Prepaid expenses and other assets (note 9)                                              3,111,101         1,136,860
                                                                                     ------------      ------------

   Total assets                                                                       116,912,922        99,795,780
                                                                                     ============      ============

Liabilities and Stockholders' Equity

Liabilities:
Deposits (note 10)                                                                     78,997,215        71,700,126
Borrowed money (note 11)                                                               21,683,000        12,000,000
Note payable                                                                            1,391,454             -
Advance payments by borrowers for taxes and insurance                                     567,098           383,237
Other liabilities (note 12)                                                               861,325           942,134
                                                                                     ------------      ------------
   Total liabilities                                                                  103,500,092        85,025,497
                                                                                     ------------      ------------

                                                 AMB FINANCIAL CORP.
                                                  AND SUBSIDIARIES

                                   Consolidated Statements of Financial Condition

                                                                                              December 31,
                                                                                    -------------------------------
                                                                                          1998              1997
                                                                                    -------------      ------------
Stockholders' Equity:
Preferred stock, $.01 par value: authorized 100,000 shares; none outstanding                -                 -
Common stock, $.01 par value: authorized 1,900,000 shares; 1,124,125 shares issued and 869,829 shares outstanding at December 31, 1998 and 963,798 shares
  outstanding at  December 31, 1997                                                        11,241            11,241
Additional paid-in capital                                                             10,771,799        10,717,068
Retained earnings, substantially restricted                                             7,317,519         7,357,250
Accumulated other comprehensive income, net of income taxes                               113,856            71,061
Treasury stock, at cost (254,296 and 160,327 shares at December 31, 1998 and 1997)     (3,844,015)       (2,223,051)
Common stock acquired by Employee Stock Ownership Plan                                   (629,510)         (719,440)
Common stock awarded by Recognition and Retention Plan                                   (328,060)         (443,846)
                                                                                     ------------      ------------
  Total stockholders' equity (notes 16 and 17)                                         13,412,830        14,770,283
                                                                                     ------------      ------------

Commitments and contingencies (notes 18 and 19)

   Total liabilities and stockholders' equity                                       $ 116,912,922        99,795,780
                                                                                    =============      ============

          See accompanying notes to consolidated financial statements.

                                               AMB FINANCIAL CORP.
                                                 AND SUBSIDIARIES

                                        Consolidated Statements of Income


                                                                         Years Ended December 31,
                                                                ------------------------------------------------
                                                                    1998              1997               1996
                                                                -----------         ---------          ---------
Interest income:
  Interest on loans                                             $ 7,027,445         6,003,470          4,949,491
  Interest on mortgage-backed securities                            204,014           257,542            230,175
  Interest on investment securities                                 443,942           583,012            520,663
  Interest on interest-bearing deposits                             212,488           222,787            214,295
  Dividends on Federal Home Loan Bank stock                          81,208            52,699             42,694
                                                                -----------         ---------          ---------
     Total interest income                                         7,969,097        7,119,510          5,957,318
                                                                -----------         ---------          ---------

Interest expense:
  Interest on deposits                                            3,474,206         3,099,417          2,760,774
  Interest on borrowings                                          1,096,056           693,214            194,431
                                                                -----------         ---------          ---------
     Total interest expense                                       4,570,262         3,792,631          2,955,205
                                                                -----------         ---------          ---------

     Net interest income before provision for loan losses         3,398,835         3,326,879          3,002,113
Provision for loan losses (note 5)                                  102,047            74,243            -
                                                                -----------         ---------          ---------
     Net interest income after provision for loan losses          3,296,788         3,252,636          3,002,113
                                                                -----------         ---------          ---------

Non-interest income:
  Loan fees and service charges                                     143,640            98,180            97,576
  Commission income                                                  55,416            77,811            57,491
  Unrealized gain (loss) on trading securities - net               (771,172)          560,809            46,484
  Gain on sale of trading securities                                 24,086            36,066             -
  Gain on sale of investment securities                              44,204            22,264            52,617
  Gain (loss) on sale of real estate owned                           (1,696)            4,908            27,821
  Gain on sale of deposit accounts (note 10)                         27,033             -                 -
  Loss from limited partnership (note 6)                            (10,529)            -                 -
  Deposit related fees                                              305,896           250,788           165,114
  Other income                                                      122,530            80,994            63,700
                                                                -----------         ---------         ---------
     Total non-interest income                                      (60,592)        1,131,820           510,803
                                                                -----------         ---------         ---------

                                               AMB FINANCIAL CORP.
                                                 AND SUBSIDIARIES

                                        Consolidated Statements of Income


                                                                         Years Ended December 31,
                                                                ------------------------------------------------
                                                                    1998              1997               1996
                                                                -----------         ---------          ---------
Non-interest expense:
  Staffing costs (notes 13 and 14)                                1,376,916         1,294,221         1,128,341
  Advertising                                                        98,036           126,016            79,967
  Occupancy and equipment expenses (note 7)                         309,385           353,116           334,286
  Data processing                                                   368,335           335,555           295,258
  Professional fees                                                 167,386           131,373           138,199
  Federal deposit insurance premiums                                 45,112            41,400           129,639
  SAIF special assessment                                              -                -               389,255
  Loss on disposition of fixed assets (note 7)                       28,798             -                 -
  Other                                                             485,415           404,848           361,532
                                                                -----------         ---------         ---------
     Total non-interest expense                                   2,879,383         2,686,529         2,856,477
                                                                -----------         ---------         ---------

Income before income taxes                                          356,813         1,697,927           656,439
  Income taxes (note 15)                                            152,171           674,874           214,286
                                                                -----------         ---------         ---------

     Net income                                                 $   204,642         1,023,053           442,153
                                                                ===========         =========         =========

Earnings per share -
     Basic                                                      $       .24              1.12               .43
     Diluted                                                    $       .24              1.10               .43

Dividends declared on common stock                              $       .29               .25               .12


See accompanying notes to consolidated financial statements.

                                                       AMB FINANCIAL CORP.
                                                        AND SUBSIDIARIES

                                   Consolidated Statements of Changes in Stockholders' Equity

                                               Three Years Ended December 31, 1998


                                                                                            Accumulated                   Common
                                                            Additional                         Other                       Stock
                                                 Common        Paid-in        Retained     Comprehensive     Treasury    Acquired
                                                  Stock       Capital         Earnings        Income           Stock      by ESOP
                                                  -----       -------         --------        ------           -----      -------
Balance at December 31, 1995                      $    -               -      6,242,782        70,721               -          -

Comprehensive income:
  Net income                                                                    442,153
  Other comprehensive income, net of tax:
    Unrealized holding loss during the year                                                   (88,335)
    Add: reclassification adjustment of
      losses included in net income                                                            48,000
                                                                              ---------       -------

Total comprehensive income                                                      442,153       (40,335)
Net proceeds of common stock
   issued in stock conversion                     11,241      10,646,866                                                  (899,300)
Purchase of treasury stock
  (56,206 shares)                                                                                            (724,718)
Purchase of stock for RRP
Amortization of award of RRP stock
Contribution to fund ESOP loan                                    10,880                                                    89,930
Dividends declared on common stock                                             (120,731)
                                                  ------     ----------       ---------        ------      ----------     --------

Balance at December 31, 1996                      11,241      10,657,746      6,564,204        30,386        (724,718)    (809,370)

Comprehensive income:
Net income                                                                    1,023,053
  Other comprehensive income, net of tax:
    Unrealized holding gain during the year                                                    54,600
    Less: reclassification adjustment of gains
      included in net income                                                                  (13,925)
                                                                              ---------       -------

Total comprehensive income                                                    1,023,053        40,675
Purchase of treasury stock
    (104,121 shares)                                                                                       (1,498,333)
Tax benefit related to vested RRP stock                          17,000
Amortization of award of RRP stock
Contribution to fund ESOP loan                                   42,322                                                     89,930
Dividends declared on common stock                                             (230,007)
                                                  ------     ----------       ---------       -------      ----------     --------

Balance at December 31, 1997                      11,241     10,717,068       7,357,250        71,061      (2,223,051)    (719,440)

 Comprehensive income:
   Net income                                                                   204,642
     Other comprehensive income, net of tax:
       Unrealized holding gain during the year                                                 49,076
       Less: reclassification adjustment of
         gains  included in net income                                                         (6,281)
                                                                              ---------        ------

Total comprehensive income                                                      204,642        42,795
Purchase of treasury stock
   (93,969 shares)                                                                                         (1,620,964)
Amortization of award of RRP stock
Contribution to fund ESOP loan                                   54,731                                                    89,930
Dividends declared on common stock                                             (244,373)
                                                  ------     ----------       ---------        ------      ----------     --------

Balance at December 31, 1998                     $   11,241  10,771,799       7,317,519       113,856     (3,844,015)    (629,510)
                                                 ==========  ==========       =========       =======     ==========     ========


                                                       Common
                                                        Stock
                                                      Acquired
                                                       by RRP               Total
                                                       ------               -----
Balance at December 31, 1995                                 -          6,313,503

Comprehensive income:
  Net income                                                              442,153
  Other comprehensive income, net of tax:
    Unrealized holding loss during the year                               (88,335)
    Add: reclassification adjustment of
      losses included in net income                                        48,000
                                                                       ----------

Total comprehensive income                                                401,818
Net proceeds of common stock
   issued in stock conversion                                           9,758,807
Purchase of treasury stock
  (56,206 shares)                                                        (724,718)
Purchase of stock for RRP                            (578,929)           (578,929)
Amortization of award of RRP stock                     19,297              19,297
Contribution to fund ESOP loan                                            100,810
Dividends declared on common stock                                       (120,731)
                                                  -----------          ----------

Balance at December 31, 1996                         (559,632)         15,169,857

                                                       Common
                                                        Stock
                                                      Acquired
                                                       by RRP               Total
                                                       ------               -----
Comprehensive income:
Net income                                                              1,023,053
  Other comprehensive income, net of tax:
    Unrealized holding gain during the year                                54,600
    Less: reclassification adjustment of gains
      included in net income                                              (13,925)
                                                                       ----------

Total comprehensive income                                              1,063,728
Purchase of treasury stock
    (104,121 shares)                                                   (1,498,333)
Tax benefit related to vested RRP stock                                    17,000
Amortization of award of RRP stock                    115,786             115,786
Contribution to fund ESOP loan                                            132,252
Dividends declared on common stock                                       (230,007)
                                                  -----------          ----------

Balance at December 31, 1997                         (443,846)         14,770,283

Comprehensive income:
   Net income                                                             204,642
     Other comprehensive income, net of tax:
       Unrealized holding gain during the year                             49,076
       Less: reclassification adjustment of
         gains  included in net income                                     (6,281)
                                                                       ----------

Total comprehensive income                                                247,437
Purchase of treasury stock
   (93,969 shares)                                                     (1,620,964)
Amortization of award of RRP stock                    115,786             115,786
Contribution to fund ESOP loan                                            144,661
Dividends declared on common stock                                       (244,373)
                                                                       ----------

Balance at December 31, 1998                         (328,060)         13,412,830
                                                  ===========          ==========

          See accompanying notes to consolidated financial statements.

                                                    AMB FINANCIAL CORP.
                                                     AND SUBSIDIARIES

                                           Consolidated Statements of Cash Flows

                                                                                      Years Ended December 31,
                                                                        -------------------------------------------------
                                                                               1997              1996              1995
                                                                        -------------       -----------      -----------
Cash flows from operating activities:
  Net income                                                             $     204,642         1,023,053          442,153
   Items not requiring (providing) cash:
     Depreciation                                                              136,566           153,426          139,808
     Amortization of cost of stock benefit plans                               205,716           205,716          120,107
     Amortization of premiums and accretion of discounts                        13,773             1,858             (434)
     Net gain on sale of securities                                            (68,290)          (58,330)         (52,617)
     Net (gain) loss on sale of real estate owned                                1,696            (4,908)         (27,821)
     Provision for loan losses                                                 102,047            74,243              -
     Loss on disposition of fixed assets                                        28,798               -                -
     Loss from limited partnership                                              10,529               -                -
     Gain on sale of deposits                                                  (27,033)              -                -
     Unrealized (gain) loss on trading securities                              771,172          (560,809)         (46,484)
     Purchase of trading securities                                           (852,648)       (1,957,532)        (493,016)
     Proceeds from sale of trading securities                                  124,399           680,940              -
     Increase (decrease) in deferred income on loans                           (76,687)          (25,349)          23,507
     Increase (decrease) in accrued and deferred income taxes                 (591,282)          347,337          (50,221)
     Increase in accrued interest receivable                                   (61,433)          (80,554)         (66,322)
     Increase (decrease) in accrued interest payable                            24,206            (8,163)          24,739
     Increase in deferred compensation                                          61,581            79,320           71,069
     Other, net                                                                 (8,354)         (188,048)          41,548
                                                                         -------------       -----------      -----------

Net cash provided by (for) operating activities                                   (602)         (317,800)         126,016
                                                                         -------------       -----------      -----------

Cash flows from investing activities:
     Proceeds from sales of investment securities                            2,793,760         4,014,689          132,617
     Proceeds from maturities of investment securities                       2,875,000           750,000        1,000,000
     Purchase of investment securities                                      (3,492,968)       (3,996,048)      (3,056,153)
     Proceeds from repayments of mortgage-backed securities                    847,014           569,678          481,548
     Purchase of mortgage-backed securities                                        -                 -         (3,034,420)
     Purchase of Federal Home Loan Bank stock                                 (608,800)         (179,800)             -
     Purchase of life insurance policies                                    (1,515,000)              -                -
     Purchase of loans                                                     (14,487,063)       (6,872,966)       (4,647,821)
     Loan disbursements                                                    (25,987,142)      (19,852,423)      (22,901,235)
     Loan repayments                                                        27,756,288        16,884,296        14,800,656
     Proceeds from sale of real estate owned                                    25,785           102,702            25,823
     Property and equipment expenditures, net                                 (121,457)         (114,553)          (41,467)
                                                                         -------------       -----------      ------------

Net cash provided for investing activities                                 (11,914,583)       (8,694,425)      (17,240,452)
                                                                         -------------       -----------      ------------

                                                    AMB FINANCIAL CORP.
                                                     AND SUBSIDIARIES

                                           Consolidated Statements of Cash Flows

                                                                                      Years Ended December 31,
                                                                        -------------------------------------------------
                                                                               1997              1996              1995
                                                                        -------------       -----------      -----------
Cash flows from financing activities:
     Net proceeds from sale of common stock                                        -                 -           9,758,807
     Deposit receipts                                                      151,006,489       142,882,643       122,368,827
     Deposit withdrawals                                                  (143,773,817)     (134,005,401)     (123,874,056)
     Sale of deposit accounts                                               (2,676,263)              -                -
     Interest credited to deposits                                           2,767,713         2,411,887         2,328,069
     Proceeds from borrowed money                                           15,683,000         7,000,000         8,500,000
     Repayment of borrowed money                                            (6,000,000)       (4,500,000)       (2,000,000)
     Increase (decrease) in advance payments by
          borrowers for taxes and insurance                                    183,861            71,024           (12,283)
     Purchase of treasury stock                                             (1,620,964)       (1,498,333)         (724,718)
     Purchase of RRP stock                                                         -                 -            (578,929)
     Dividends paid on common stock                                           (244,373)         (230,007)         (120,731)
                                                                         -------------       -----------      ------------

Net cash provided by financing activities                                   15,325,646        12,131,813        15,644,986
                                                                         -------------       -----------      ------------

Net change in cash and cash equivalents                                      3,410,461         3,119,588        (1,469,450)
Cash and cash equivalents at beginning of year                               5,686,955         2,567,367         4,036,817
                                                                         -------------       -----------      ------------

Cash and cash equivalents at end of year                                 $   9,097,416         5,686,955         2,567,367
                                                                         =============       ===========      ============

Supplemental disclosure of cash flow information:
Cash paid during the year for:
    Interest                                                             $   4,546,056         3,800,794         2,930,466
    Income taxes                                                               739,521           310,609           265,709
  Non-cash investing activities:
    Transfer of loans to real estate owned                               $      23,369           113,496                 -

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


1)       Summary of Significant Accounting Policies
         ------------------------------------------

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

         Principles of Consolidation
         ---------------------------

         The accompanying consolidated financial statements consist of the accounts of the Company, and its wholly owned subsidiary, American Savings FSB, the Bank's wholly owned subsidiary, NIFCO, Inc. and the wholly owned subsidiary of NIFCO, Inc., Ridge Management, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

         Industry Segments
         -----------------

         The Company operates principally in the banking industry through its subsidiary bank. As such, substantially all of the Company's revenues, net income, identifiable assets and capital expenditures are related to banking operations.

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

1)       Summary of Significant Accounting Policies (continued)

         Trading Securities
         ------------------

         Trading  account   securities  are  carried  at  fair  value,  and  net
         unrealized   gains  and  losses  are  reflected  in  the   consolidated
         statements of income.

         Loans Receivable and Related Fees
         ---------------------------------

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

         Under these statements, of the remaining loans which are evaluated for impairment (a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement), there were no material amounts of loans which met the definition of an impaired loan during the year ended December 31, 1998 and no loans to be evaluated for impairment at December 31, 1998.

         Allowance for Loan Losses
         -------------------------

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

1)       Summary of Significant Accounting Policies (continued)

         Real Estate Owned
         -----------------

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

         Depreciation and Amortization
         -----------------------------

         Depreciation of office properties and equipment is accumulated on the straight line basis over estimated lives of the various assets. The cost of leasehold improvements is amortized using the straight line method over the term of the lease.

         Investment in Limited Partnership
         ---------------------------------

         The investment in limited partnership is recorded using the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

         Income Taxes
         ------------

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

         Consolidated Statements of Cash Flows
         -------------------------------------

         For the purposes of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, interest-bearing deposits in other financial institutions and federal funds sold.

1)       Summary of Significant Accounting Policies (continued)

         Earnings per Share
         ------------------

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

         The following presentation illustrates basic and diluted EPS in accordance with the provisions of SFAS 128:

                                                                                          Years Ended December 31,
                                                                            ------------------------------------------------
                                                                                  1998              1997             1996
                                                                                 -------           -------         ---------
         Weighted average number of common shares
           outstanding used in basic EPS calculation                             917,240           995,455         1,111,025
         Reduction for common shares not yet
           released by Employee Stock Ownership Plan                             (71,944)          (80,937)          (83,935)
                                                                                 -------           -------         ---------
         Total weighted average common shares
           outstanding for basic computation                                     845,296           914,518         1,027,090
         Add common stock equivalents for shares
            issuable under Stock Option Plans                                     20,693            13,206           -
                                                                                --------          --------         ---------
         Weighted average number of shares outstanding
            adjusted for common stock equivalents                                865,989           927,724         1,027,090
                                                                                 =======           =======         =========

         Net income                                                         $    204,642         1,023,053           442,153
         Basic earnings per share                                           $        .24              1.12               .43
         Diluted earnings per share                                         $        .24              1.10               .43


         EPS for prior periods has been restated to comply with the provisions of SFAS 128.

2)       Investment Securities, Available for Sale
         -----------------------------------------

         Investment securities available for sale are recorded at fair value in accordance with SFAS 115. This portfolio is summarized as follows:

                                                                             Gross              Gross
                                                       Amortized          Unrealized         Unrealized          Fair
                                                          Cost               Gains             Losses            Value
                                                     ------------          -------              -----          ---------
         December 31, 1998
         -----------------
         United States Government securities          $  5,770,284          137,421              7,106          5,900,599
         Municipal securities                               99,562            2,684                 -             102,246
         Marketable equity securities                      129,087            5,287                 -             134,374
                                                      ------------          -------              -----          ---------

                                                      $  5,998,933          145,392              7,106          6,137,219
                                                      ============          =======             ======          =========

         December 31, 1997
         -----------------
         United States Government securities          $  8,021,870           75,027              7,580          8,089,317
         Marketable equity securities                      122,371            1,926                  -            124,297
                                                      ------------          -------              -----          ---------

                                                      $  8,144,241           76,953              7,580          8,213,614
                                                      ============          =======              =====          =========

         The contractual maturity of the above investments is summarized as follows:

                                                         December 31, 1998                     December 31, 1997
                                                      ---------------------------         -----------------------------
                                                       Amortized           Fair            Amortized             Fair
         Term to Maturity                                 Cost             Value              Cost               Value
         ----------------                             ----------        ---------          ---------          ---------
         Due in one year or less                      $  500,000          513,565          3,374,816          3,375,440
         Due after one year through five years         4,349,143        4,434,592          4,285,115          4,335,968
         Due after five years through ten years          921,141          952,442            361,939            377,909
         Due after ten years                              99,562          102,246              -                  -
         Marketable equity securities                    129,087          134,374            122,371            124,297
                                                      ---------         ---------          ---------          ---------

                                                      $5,998,933        6,137,219          8,144,241          8,213,614
                                                      =========         =========          =========          =========

         During the current year, the Company sold securities realizing gross proceeds of $2,793,760, with gross gains of $44,493 and gross losses of $289 realized on those sales. Proceeds from sales of investment securities available for sale during the years ended December 31, 1997 and 1996 were $4,014,689 and $132,617 with gross gains of $26,113 and $52,617 and gross losses of $3,849 and $-0- realized on those sales. The change in net unrealized gains and losses during the current year of $68,913, net of the tax effect of $27,565, resulted in a $41,348 credit to stockholders' equity.

3)       Trading Securities
         ------------------

         Trading securities are accounted for at their current fair values. Trading securities at December 31, 1998 consists of equity securities (thrift common stock mutual fund investment with a carrying value of $963,654, an equity mutual fund with a carrying value of $57,128 and common stock with a carrying value of $1,277,098) and debt securities with a carrying value of $96,250. Trading securities at December 31, 1997 also consists of equity securities (thrift common stock mutual fund investment with a carrying value of $1,324,494 and common stock with a carrying value of $1,088,473). The adjustment of these securities to their current fair values has resulted in a net unrealized loss of $771,172 for the year ended December 31, 1998 and a net unrealized gain of $577,681 and $46,484 for the years ended December 31, 1997 and 1996. Proceeds from sales of trading securities during the years ended December 31, 1998 and 1997 were $124,399 and $680,940 with gross gains of $24,086 and $37,410 and gross losses of $-0- and $1,344 realized on those sales. There were no sales of trading securities during the year ended December 31, 1996.

4)       Mortgage-Backed Securities, Available for Sale
         ----------------------------------------------

         Mortgage-backed securities available for sale are recorded at fair value in accordance with SFAS 115. This portfolio is summarized as follows:

                                                                            Gross              Gross
                                                      Amortized          Unrealized         Unrealized          Fair
                                                         Cost               Gains             Losses            Value
                                                     ----------           ------             ------          ---------
         December 31, 1998
         -----------------
           Participation Certificates:
             FHLMC      - Fixed rate                  $2,057,661           50,070                600          2,107,131
             FNMA       - Adjustable rate                 52,356              749                  -             53,105
             GNMA       - Adjustable rate                487,888            3,207              1,951            489,144
                                                      ----------           ------             ------          ---------

                                                      $2,597,905           54,026              2,551          2,649,380
                                                      ==========           ======             ======          =========


           Weighted average interest rate                   6.78%

         December 31, 1997
         -----------------
           Participation Certificates:
             FHLMC      - Fixed rate                 $2,745,886           40,333                630          2,785,589
             FNMA       - Adjustable rate                68,573              362                  -             68,935
             GNMA       - Adjustable rate               630,513            8,998                  -            639,511
                                                     ----------          -------              -----          ---------

                                                     $3,444,972           49,693                630          3,494,035
                                                     ==========          =======              =====          =========


           Weighted average interest rate                  6.88%


         There were no sales of mortgage-backed securities available for sale during the years ended December 31, 1998, 1997 and 1996. The change in net unrealized gains and losses during the current year of $2,412, net of the tax effect of $965, resulted in a $1,447 credit to stockholders' equity.

5)       Loans Receivable
         ----------------

         Loans receivable are summarized as follows:

                                                                              December 31,
                                                                     ------------------------------
                                                                          1998              1997
                                                                     ------------       -----------
         Mortgage loans:
              One-to-four family                                     $ 63,368,978        51,566,329
              Multi-family                                              2,446,043         4,010,299
              Nonresidential                                           10,370,172         8,375,953
              Construction                                              2,522,279         4,450,189
              Land                                                      1,226,881         1,264,206
                                                                      -----------       -----------

          Total mortgage loans                                         79,934,353        69,666,976
                                                                     ------------       -----------

         Other loans:
              Loans on deposit accounts                                   171,604           164,636
              Equity lines of credit                                    3,552,371         3,258,776
              Other consumer                                            1,667,732         1,681,178
                                                                     ------------       -----------

          Total other loans                                             5,391,707         5,104,590
                                                                     ------------       -----------

         Commercial business loans                                      5,607,204         4,915,827
                                                                     ------------       -----------

          Total loans receivable                                       90,933,264        79,687,393
                                                                     ------------       -----------

         Less:
              Loans in process                                            569,028         1,974,655
              Deferred loan fees, premiums and discounts - net             95,285           209,126
              Allowance for loan losses                                   506,534           410,383
                                                                     ------------       -----------

         Loans receivable, net                                       $ 89,762,417        77,093,229
                                                                     ============       ===========

         Weighted average interest rate                                      7.77%             8.08%
                                                                             ====              ====

         Activity in the allowance for loan losses is summarized as follows:

                                                     Years Ended December 31,
                                           --------------------------------------------
                                              1998              1997              1996
                                           ---------          --------         --------
         Balance, beginning of year         $ 410,383           354,631          359,535
         Provision for loan losses            102,047            74,243            -
         Charge-offs                           (5,896)          (32,942)          (4,954)
         Recoveries                                 -            14,451               50
                                            ---------          --------         --------

         Balance, end of year               $ 506,534           410,383          354,631
                                            =========          ========         ========

         Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 1998 and 1997 amounted to approximately $475,000 and $308,000 respectively.

         For the years ended December 31, 1998 and 1997, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $17,000 and $12,000 respectively.

         Loans to directors and executive officers aggregated approximately $340,000 and $201,000 at December 31, 1998 and 1997 respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)       Investment in Limited Partnership
         ---------------------------------

         The investment in limited partnership of $1,380,925 at December 31, 1998 represents a 39.60% equity in Pedcor Investments 1997 - XXXI ("Pedcor"), a limited partnership organized to build, own and operate a 56 unit apartment complex. The Bank has recorded its equity in the losses of Pedcor in the amount of $10,529 for the nine months ended December 31, 1998. Condensed financial statements for Pedcor are as follows:

                                                                    December 31,
                                                                       1998
                                                                    -----------
Condensed statement of financial condition
Assets

Cash                                                                $     1,800
Construction in progress                                              2,561,817
Land                                                                    112,000
Other                                                                       501
                                                                    -----------

  Total assets                                                        2,676,118

Liabilities

Notes payable - Bank                                                    983,000
Notes payable - Other                                                 1,500,191
Other liabilities                                                       219,516
                                                                    -----------
  Total liabilities                                                   2,702,707

Partners' equity                                                        (26,589)

  Total liabilities and partners' equity                            $ 2,676,118
                                                                    ===========


                                                                     Nine Months
                                                                        Ended
                                                                     December 31,
                                                                        1998
                                                                       --------
Condensed statement of operations
Total revenues                                                         $  8,278
Total expenses                                                           34,867
                                                                       --------

  Net loss                                                             $(26,589)
                                                                       ========

7)       Office Properties and Equipment
         -------------------------------

         Office properties and equipment are summarized as follows:

                                                         December 31,
                                                 ----------------------------
                                                    1998              1997
                                                 ----------       -----------
         Cost:
             Land -       Munster                $    40,669           40,669
                          Hammond                     33,300           33,300
                          East Chicago                -                 5,000
             Building -   Munster                    417,151          409,419
                          Hammond                    243,030          243,030
                          East Chicago                -                40,447
             Leasehold improvements - Dyer           148,096          148,096
             Furniture and equipment                 905,150          791,425
                                                  ----------       ----------
                                                   1,787,396        1,711,386

         Less accumulated depreciation:
             Building -   Munster                    385,442          375,366
                          Hammond                    229,916          222,748
                          East Chicago                -                12,732
             Leasehold improvements - Dyer            61,603           54,101
             Furniture and equipment                 682,612          574,709
                                                  ----------       ----------
                                                   1,359,573        1,239,656

         Net book value                          $   427,823          471,730
                                                  ==========        =========


         Depreciation of office properties and equipment for the years ended December 31, 1998, 1997 and 1996 amounted to $136,566, $153,426 and
         $139,808 respectively.

         The Bank has entered into a lease agreement for its office location in Dyer, Indiana. The lease, which expires in 2000, carries an option to extend for three successive renewals of five years each. Rent is payable monthly and adjusted annually based on the consumer price index. Monthly rent at December 31, 1998 amounted to $3,176 including utilities. The Bank is responsible for its proportionate share of real estate taxes and assessments and for maintaining public liability insurance covering the premises. Rent expense for the years ended December 31, 1998, 1997 and 1996 amounted to $37,372, $36,815 and
         $35,028 respectively.

         During the year ended December 31, 1998, the Bank disposed of its East Chicago facility. The property was donated at no cost to a local non profit organization. The net book value of the property at the date of donation amounted to $28,798 and has been recorded as a loss. All personal property associated with the office has been transferred to other office locations.

8)       Accrued Interest Receivable
         ---------------------------

         Accrued interest receivable is summarized as follows:

                                                             December 31,
                                                      --------------------------
                                                        1998              1997
                                                      --------         --------
         Investment securities                        $ 74,596          102,343
         Mortgage-backed securities                     14,796           19,928
         Loans receivable                              529,930          423,274
         Allowance for uncollected interest            (24,380)         (12,036)
                                                      --------         --------

                                                      $594,942          533,509
                                                      ========         ========


9)       Prepaid Expenses and Other Assets
         ---------------------------------

         Prepaid expenses and other assets consist of the following:

                                                                                    December 31,
                                                                          ----------------------------
                                                                              1998             1997
                                                                          -----------        ---------
         Prepaid insurance premiums                                       $    31,853           45,430
         Prepaid pension cost                                                  58,463                -
         Other prepaid expenses                                                55,076           51,787
         Cash surrender value of life insurance policies (a)                2,584,902          976,771
         Deferred federal and state income tax benefit - net (b)              322,487                -
         Miscellaneous                                                         58,320           62,872
                                                                          -----------        ---------

                                                                          $ 3,111,101        1,136,860
                                                                          ===========        =========

         (a) The Board of Directors has approved a non-qualified retirement income plan which will provide pre-retirement death benefits, post-retirement death benefits, and retirement benefits to senior management and the Board of Directors. The Bank has purchased life insurance policies on all individuals covered under the plan. The Bank is the owner and beneficiary of each policy.

                  During the current year, the Board of Directors approved a second non-qualified retirement plan for officers of the Bank with benefits similar to the first plan. An additional purchase of life insurance policies was authorized at a cost of $1,515,000.

         (b) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax asset at December 31, 1998 under SFAS 109 is as follows:

                                                                               Assets            Liabilities           Net
                                                                               ------            -----------           ---
                  Loan fees deferred for financial
                      reporting purposes                                    $     24,272                   -          24,272
                  Accelerated book depreciation                                   30,818                   -          30,818
                  Deferred compensation                                          152,568                   -         152,568
                  Nondeductible incentive plan expense                             8,176                   -           8,176
                  Bad debt reserves established for
                      financial reporting purposes                               202,614                   -         202,614
                  Increases to tax bad debt reserves
                      since January 1, 1988                                            -             (95,406)        (95,406)
                  Unrealized gain on securities available for sale                     -             (75,905)        (75,905)
                  Unrealized loss on trading account securities                   65,598                   -          65,598
                  Other                                                            9,752                   -           9,752
                                                                            -------------           --------         -------

                                                                            $     493,798           (171,311)        322,487
                                                                            =============           ========         =======

10)      Deposits
         --------

         Deposit accounts are summarized as follows:

                                                                      December 31,
                                                             ----------------------------
                                                                 1998             1997
                                                             -----------      -----------
         Passbook accounts                                   $15,142,805       16,407,366
         Demand deposits and NOW accounts                      7,404,328        7,257,897
         Money market accounts                                 3,772,914        2,877,385
                                                             -----------      -----------

                                                              26,320,047       26,542,648
         Certificates of deposit by interest rate:
           3.01 - 4.00                                            -               257,275
           4.01 - 5.00                                         9,036,391        1,158,030
           5.01 - 6.00                                        39,205,712       25,073,809
           6.01 - 7.00                                         3,821,708       18,005,398
           7.01 - 8.00                                           607,698          657,764
           8.01 - 9.00                                             5,659            5,202
                                                             -----------      -----------

                                                             $78,997,215       71,700,126
                                                             ===========      ===========

         The weighted average rate on deposit accounts at December 31, 1998 and 1997 was 4.48% and 4.65% respectively.

         During the current year, the Bank closed its East Chicago facility and sold the related deposit accounts to Citizens Financial Services. In the transaction, the Bank sold approximately $2,700,000 of deposit accounts at a one percent premium, realizing a profit of $27,033.

         A summary of certificates of deposit by maturity is as follows:

                                                    December 31,
                                            ----------------------------
                                                1998             1997
                                            -----------       ----------
         Within 12 months                   $45,333,909       36,441,807
         12 months to 24 months               5,005,048        6,685,024
         24 months to 36 months               1,072,985        1,625,298
         36 months to 48 months                 882,676          235,807
         Over 48 months                         382,550          169,542
                                            -----------       ----------

           Total                            $52,677,168       45,157,478
                                            ===========       ==========

         Interest expense on deposits consists of the following:

                                                           Years Ended December 31,
                                              ---------------------------------------------
                                                  1998              1997             1996
                                              ----------         ---------        ---------
         Passbook accounts                    $  453,324           488,273          509,836
         NOW accounts                            127,794           143,687          137,192
         Money market accounts                    93,611            89,355           88,853
         Certificates of deposit               2,799,477         2,378,102        2,024,893
                                              ----------         ---------        ---------

           Total                              $3,474,206         3,099,417        2,760,774
                                              ==========         =========        =========

         The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $13,100,000 and $10,500,000 at December 31, 1998 and 1997, respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

11)      Borrowed Money
         --------------

         Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:

                                                                                     December 31,
                                             Interest                     --------------------------------
         Maturity Date                         Rate                          1998                  1997
         --------------                       --------                    -----------            ---------
         November 3, 1998                      5.87                       $         -            3,000,000
         December 7, 1998                      5.80                                 -            3,000,000
         December 6, 1999                      5.94                         1,000,000            1,000,000
         December 7, 1999                      5.05                         2,000,000                    -
         January 18, 2000                      5.53                         1,000,000                    -
         May 17, 2000                          5.85                         3,000,000            3,000,000
         July 25, 2000                         6.11                         2,000,000            2,000,000
         January 22, 2001                      5.56                         1,000,000                    -
         May 21, 2001                          5.90                         2,000,000                    -
         August 24, 2001                       5.71                         3,000,000                    -
         January 21, 2003                      5.68                         1,000,000                    -
         September 15, 2003                    5.26                         4,000,000                    -
         May 15, 2009                          5.93                           983,000                    -
         July 15, 2015                         5.91                           700,000                     -
                                                                          -----------            -----------

                                                                          $21,683,000            12,000,000
                                                                          ===========            ==========


         Weighted average interest rate                                          5.65%                 5.89%
                                                                                 ====                  ====

         The Bank is required to maintain qualifying collateral for the Federal Home Loan Bank of Indianapolis representing approximately 170 percent of current Bank credit. At December 31, 1998, the Bank met this requirement. Assets which are eligible collateral for meeting the 170% coverage requirement include one-to-four family whole mortgage loans, government and agency securities including mortgage-backed securities insured or guaranteed by FHLMC, FNMA and GNMA, and high rated private mortgage-backed securities. The mortgage loans must not include participations, construction loans, loans which are not in the clear title of the institution, conventional mortgages with more than 30 years remaining to maturity, loans for more than 90% of the appraised value unless there is private or federal insurance, mortgages which are more than 60 days delinquent, or loans upon which any employee of the institution or the FHLB is personally liable.

         In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carries an interest rate of 6.07% and matures in the year 2006. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan. At December 31, 1998, the balance of this loan amounted to $629,510.

12)      Other Liabilities
         -----------------

         Other liabilities include the following:

                                                                                                      December 31,
                                                                                              ---------------------------
                                                                                                 1998               1997
                                                                                              ---------           -------
         Accrued interest on deposits                                                         $  62,559            61,374
         Accrued interest on borrowings                                                          54,452            31,431
         Accrued bonus                                                                           45,000             -
         Accrued audit and accounting fees                                                       15,325            19,200
         Accrued real estate and personal property taxes                                         47,900            52,500
         Accrued federal and state income tax                                                    41,526           255,853
         Accrued pension cost                                                                     -                10,852
         Deferred federal and state income tax liability - net (a)                                -                25,938
         Deferred compensation (see note 13)                                                    381,420           319,839
         Miscellaneous accounts payable                                                         213,143           165,147
                                                                                               --------           -------

                                                                                              $ 861,325           942,134
                                                                                              =========           =======

         (a) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax liability at December 31, 1997 under SFAS 109 is as follows:

                                                                              Assets         Liabilities                Net
                                                                              ------         -----------                ---
                  Loan fees deferred for
                     financial reporting purposes                           $  45,475                 -                45,475
                  Accelerated book depreciation                                16,900                 -                16,900
                  Deferred compensation                                       127,935                 -               127,935
                  Nondeductible incentive plan expense                          7,720                 -                 7,720
                  Bad debt reserves established
                     for financial reporting purposes                         164,155           164,155                     -

                  Increases to tax bad debt reserves
                     since January 1, 1988                                          -          (114,490)             (114,490)
                  Unrealized gain on securities available for sale                  -           (47,375)              (47,375)
                  Unrealized gain on trading account securities                     -          (231,073)             (231,073)
                  Other                                                         4,815                 -                 4,815
                                                                            ---------         ---------             ---------

                                                                            $ 367,000          (392,938)              (25,938)
                                                                            =========         =========             =========

13)      Benefit Plans
         -------------

         The Bank participates in a non-contributory qualified defined benefit pension plan which covers all full-time employees having a minimum of twelve months of service, and who are at least twenty-one years of age. The present funding policy is to make the minimum annual contribution as required by applicable regulations.

         The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated financial statements at December 31.

                                                                             1998               1997
                                                                          -----------        ---------
         Projected benefit obligation (actuarial present value
            of projected benefits attributed to employee service
            to date based on future compensation levels)                  $(1,141,297)        (913,624)
         Plan assets at fair value                                          1,156,980        1,000,646
                                                                          -----------        ---------
         Plan assets in excess of  projected  benefit obligation               15,683           87,022
         Unrecognized prior service cost                                       79,651           84,337
         Unrecognized net (gain) loss                                        (122,261)        (273,295)
         Unrecognized net transition obligation                                85,390           91,084
                                                                          -----------        ---------

         Prepaid (accrued) pension cost                                   $    58,463          (10,852)
                                                                          ===========        =========

         Included in the projected benefit obligation is an amount called the accumulated benefit obligation. The accumulated benefit obligation represents the actuarial present value of benefits attributed to employee service and compensation levels to date. At December 31, 1998, the accumulated benefit obligation was $955,981. The vested portion was $954,101.

         Net pension expense for the years ended December 31, 1998, 1997 and 1996 is being accounted for per SFAS No. 87, "Employers' Accounting for Pensions" and includes the following components:

                                                              Years Ended December 31,
                                                   --------------------------------------------
                                                     1998               1997             1996
                                                   --------           -------          -------
         Service cost                              $  40,233            30,648           42,713
         Interest cost                                67,636            66,579           63,953
         Actual return on assets                     (98,391)         (142,938)         (87,097)
         Net amortization and deferral                 2,780            98,758           33,052
                                                    --------           -------          -------

         Net pension expense                       $  12,258            53,047           52,621
                                                     =======           =======          =======

         The discount rate used in determining the actuarial present value of the projected benefit obligation at the beginning of the year to determine the net periodic pension cost and at the end of the year for the present value of the benefit obligation during 1998, 1997 and 1996 was 7.5%. The expected long-term rate of return on assets was 9.0% during 1998, 1997 and 1996, and the rate of increase in future compensation was 3.5% in 1998, 1997 and 1996.

         The Bank has established two non-qualified 401(k) Plan for officers of the Bank. Both Plans provide participating officers the opportunity to defer up to 6% of their salary into a tax deferred accumulation for future retirement. Under the first Plan, the Bank was authorized to match up to 50% (3% of salary) of this deferral. This Bank match ceased as of December 31, 1997 and under the second Plan, there is no Bank matching contribution. In addition, the Bank has also established a Director Deferral Plan which provides participating directors with the opportunity to defer all or a portion of their fees over a predetermined period. All deferred non-qualified 401(k) Plan contributions and deferred director fees are credited with interest from the Bank at the rate of 10% per year.

         Contributions by the Bank to the 401(k) Plan, including interest on accumulated funds was $34,798, $36,282 and $29,178 for the years ended December 31, 1998, 1997 and 1996 respectively.

14)      Director, Officer and Employee Plans
         ------------------------------------

         Stock Option Plan. On October 23, 1996, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of options on shares of common stock authorized under the Plan is 112,412, equal to 10.0% of the total number of shares issued in the Conversion. As of October 23, 1996, 100,042 options were granted at $12.75 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant. The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 1998 and the stock options outstanding at the end of the respective periods.

                                                                                         Exercise Price
                                                                                -------------------------------
         Options                                       Number of Options        Per Share              Total
         -------                                       -----------------        ---------           -----------

         Outstanding at December 31, 1995                         0
         Granted                                            100,042             $  12.75            $ 1,275,535
         Exercised                                                0
         Forfeited                                                0
                                                            -------             --------            -----------

         Outstanding at December 31, 1996                   100,042                12.75              1,275,535
         Granted                                                  0
         Exercised                                                0
         Forfeited                                                0
                                                            -------             --------            -----------

         Outstanding at December 31, 1997                   100,042                12.75              1,275,535
         Granted                                                  0
         Exercised                                                0
         Forfeited                                                0
                                                            -------             --------            -----------

         Outstanding at December 31, 1998                   100,042             $  12.75            $ 1,275,535
                                                            =======             ========            ===========

         Exercisable at December 31, 1998                    40,016             $  12.75            $   510,204
                                                            =======             ========            ===========

         Options available for future
           grants at December 1998                           12,370
                                                            =======

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

         ------------------------------------------------

         The following summarizes the pro forma net income as if the fair value method of accounting for stock-based compensation plans had been utilized for the years ended December 31, 1998, 1997 and 1996:

                                                                                          Years Ended December 31,
                                                                              ----------------------------------------------
                                                                                  1998              1997              1996
                                                                              ----------         ---------           -------
         Net income (as reported)                                             $  204,642         1,023,053           442,153
         Pro forma net income                                                    138,428           956,839           431,117
         Diluted earnings per share (as reported)                                    .24              1.10               .43
         Pro forma diluted earnings per share                                        .16              1.03               .42

         The pro forma results presented above may not be representative of the effects reported in pro forma net income for future years.

         The fair value of the option grants for the years ended December 31, 1998, 1997 and 1996 was estimated on the date of grant using the Black Scholes option value model, with the following assumptions: dividend yield of approximately 2.00%, expected volatility of 20%, risk free interest rate of 6.10% and an expected life of approximately 10 years.

         Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 89,930 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $134,207, $139,741 and $132,084 for the years ended December 31, 1998, 1997 and 1996 respectively.

         On November 22, 1993, the AICPA issued Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). SOP 93-6 provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. SOP 93-6 is effective for fiscal years beginning after December 31, 1992. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended December 31, 1998, 1997 and 1996, additional compensation expense of $54,731, $42,322 and $10,880 was recognized as a result of implementation of this accounting principle.

         ------------------------------------------------

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

         The $578,929 contributed to the RRP is being amortized to compensation expense as the plan participants become vested in those shares. For the years ended December 31, 1998, 1997 and 1996, $115,786, $115,786 and
         $19,297 have been amortized to expense. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity.

15)      Income Taxes
         ------------

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

         Among the provisions of SFAS 109 which will impact the Bank is the tax treatment of bad debt reserves. SFAS 109 provides that a deferred tax asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increase in the tax bad debt reserve since January 1, 1988, to effective date of certain changes made by the Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction. Accordingly, retained earnings at December 31, 1998 includes approximately $1,950,000 for which no deferred federal income tax liability has been recognized.

         The provision for income taxes consists of the following:

                                                 Years Ended December 31,
                                     ---------------------------------------------
                                        1998               1997            1996
                                     ---------           -------          --------
         Current                      $ 529,126           551,901          249,696
         Deferred (benefit)            (376,955)          122,973          (35,410)
                                      ---------           -------          -------

                                      $ 152,171           674,874          214,286
                                      =========           =======          =======

         A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                             Years Ended December 31,
                                                   -----------------------------------------
                                                    1997               1996             1995
                                                   -----               ----             ----
         Statutory federal income tax rate          34.0%              34.0%            34.0%
         State income taxes                          6.0                5.9              5.0
         Other                                       2.6                (.2)            (6.4)
                                                   -----               ----             ----

         Effective income tax rate                  42.6%              39.7%            32.6%
                                                   =====               ====             ====

         Deferred income tax expense (benefit) consists of the following tax effects of timing differences:

                                                                       Years Ended December 31,
                                                           ---------------------------------------------
                                                              1998              1997               1996
                                                           ---------          --------           -------
         Loan fees                                          $  21,203            (3,775)           29,500
         Depreciation                                         (13,918)          (15,400)           (7,900)
         Deferred compensation                                (25,089)          (31,745)          (28,400)
         Book loan loss provision (in excess of)
           less than tax deduction                            (38,459)          (33,765)            1,500
         Recapture of bad debt reserve                        (19,084)            -                 -
         Unrealized gain on trading account securities       (296,671)          212,473            18,600
         Other, net                                            (4,937)           (4,815)          (48,710)
                                                            ---------          --------           -------

                                                            $(376,955)          122,973           (35,410)
                                                            =========          ========           =======

16)      Regulatory Capital Requirements
         -------------------------------

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum total requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt correction action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

         The Bank, according to federal regulatory standards, is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, tangible, and core ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

         At December 31, 1998 and 1997, the Bank's regulatory equity capital was as follows:

                                                                                                           To Be Well-
                                                                                                          Capitalized Under
                                                                            For Capital                   Prompt Corrective
                                                 Actual                  Adequacy Purposes                Action Provisions
                                      -----------------------        ----------------------           -----------------------
                                         Amount         Ratio           Amount        Ratio              Amount         Ratio
                                         ------         -----           ------        -----              ------         -----
         December 31, 1998

         Tangible                     $ 8,481,608        7.52%       $ 1,691,000      1.50%           $ 2,819,000        2.50%
         Core                           8,481,608        7.52          3,383,000      3.00              5,638,000        5.00
         Risk-based                     8,973,142       14.06          5,104,000      8.00              6,380,000       10.00

         December 31, 1997

         Tangible                     $ 9,492,345        9.76%       $ 1,459,000      1.50%           $ 2,432,000        2.50%
         Core                           9,492,345        9.76          2,919,000      3.00              4,864,000        5.00
         Risk-based                     9,887,728       18.51          4,274,000      8.00              5,342,000       10.00

         -------------------------------------------


                                                      Tangible            Core           Risk-based
                                                      Capital            Capital           Capital
                                                    -----------         ---------        ----------
         December 31, 1998
         -----------------

         Stockholders' equity                       $ 8,595,464         8,595,464         8,595,464
         Unrealized gain on securities
            available for sale, net of taxes           (113,856)         (113,856)         (113,856)
         General loss allowances                          -                -                506,534
         Direct equity investments                      -                 -                 (15,000)
                                                    -----------         ---------        ----------

         Regulatory capital computed                $ 8,481,608         8,481,608         8,973,142
                                                    ===========         =========         =========

         A reconciliation of the Bank's equity capital at December 31, 1998 is as follows:

         Stockholders' equity                                       $13,412,830
         Less Company stockholders' equity not available
          for regulatory capital                                     (4,817,366)

         Stockholders' equity of the Bank                           $ 8,595,464
                                                                     ==========
                                                   Tangible            Core             Risk-based
                                                   Capital            Capital             Capital
                                                 -----------         ----------        ----------

         December 31, 1997
         -----------------

         Stockholders' equity                    $ 9,563,406         9,563,406         9,563,406
         Unrealized gain on securities
          available for sale, net of taxes           (71,061)          (71,061)          (71,061)
         General loss allowances                        -                -               410,383
         Direct equity investments                    -                  -               (15,000)
                                                 -----------         ----------        ----------

         Regulatory capital computed             $ 9,492,345         9,492,345         9,887,728
                                                 ===========         =========         =========

         A reconciliation of the Bank's equity capital at December 31, 1997 is as follows:

         Stockholders' equity                                      $ 14,770,283
         Less Company stockholders' equity not available
          for regulatory capital                                     (5,206,877)

         Stockholders' equity of the Bank                          $  9,563,406
                                                                   ============

17)      Stockholders' Equity
         --------------------

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

18)      Financial Instruments with Off-Balance Sheet Risk
         -------------------------------------------------

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

         Commitments to originate mortgage loans of $2,864,700 at December 31, 1998 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $2,396,700 are in fixed rate commitments with rates ranging from 6.50% to 9.50% and $468,000 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

         The Bank has approved, but unused, home equity lines of credit of approximately $2,430,000 at December 31, 1998. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $2,000,000 at December 31, 1998. The Bank also has approved but unused credit card lines of credit of approximately $765,000.

         The Bank is currently participating with several local financial institutions in credit enhancement agreements with in state municipalities to guarantee the repayment on municipal revenue bonds. The Bank has accepted credit risk on these various municipal projects in the amount of $1,750,000. These credit enhancements are in cooperation with the Federal Home Loan Bank of Indianapolis ("FHLB") and have pledging requirements as part of the qualifying collateral agreement with FHLB.

19)      Contingencies
         -------------

         The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

20)      Subsequent Event
         ----------------

         On January 28, 1999, the Company declared a quarterly cash dividend of $.08 per share, totaling $69,586, payable February 26, 1999 to shareholders of record as of February 12, 1999.

21)      Disclosures About the Fair Value of Financial Instruments
         ---------------------------------------------------------

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

21)      Disclosures About the Fair Value of Financial Instruments (continued)
         ---------------------------------------------------------------------

         The estimated fair value of the Company's financial instruments as of December 31, 1998 and 1997 are as follows:

                                                                       December 31, 1998
                                                                ------------------------------
                                                                   Carrying            Fair
                                                                    Amount             Value
                                                                ------------        ----------
         Financial assets:
           Cash and cash equivalents                            $  9,097,416         9,097,416
           Investment securities, available for sale               6,137,219         6,137,219
           Trading securities                                      2,394,130         2,394,130
           Mortgage-backed securities, available for sale          2,649,380         2,649,380
           Loans receivable                                       89,762,417        91,079,000

         Financial liabilities:
           Deposits                                             $ 78,997,215        79,302,000
           Borrowed money                                         21,683,000        21,854,490


                                                                        December 31, 1997
                                                                ------------------------------
                                                                   Carrying            Fair
                                                                    Amount             Value
                                                                ------------        ----------
         Financial assets:
           Cash and cash equivalents                            $  5,686,955         5,686,955
           Investment securities, available for sale               8,213,614         8,213,614
           Trading securities                                      2,412,967         2,412,967
           Mortgage-backed securities, available for sale          3,494,035         3,494,035
           Loans receivable                                       77,093,229        78,919,000

         Financial liabilities:
           Deposits                                             $ 71,700,126        71,838,000
           Borrowed money                                         12,000,000        11,920,560


22)      Condensed Parent Company Only Financial Statements
         --------------------------------------------------

         The following condensed statement of financial condition, as of December 31, 1998 and 1997 and condensed statements of income and cash flows for the years ended December 31, 1998 and 1997 and the period from March 29, 1996 to December 31, 1996 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

                         Statement of Financial Condition
                         --------------------------------

                                                            December 31,
                                                 ------------------------------
                                                     1998              1997
                                                 ------------     -------------
         Assets
         ------

         Cash and cash equivalents               $    406,803           287,378
         Trading securities                         2,394,130         2,412,967
         Loans receivable                           1,723,471         2,726,824
         Equity investment in the Bank              8,988,925        10,144,323
         Prepaid expenses and other assets            335,245             1,458
                                                 ------------     -------------

                                                   13,848,574        15,572,950
                                                 ============     =============

         Liabilities and Stockholders' Equity
         ------------------------------------

         Liabilities:
         ------------
         Accrued taxes and other liabilities           42,283           221,750
                                                 ------------       -----------

         Stockholders' Equity:
         Common stock                                  11,241            11,241
         Additional paid-in capital                10,649,606        10,649,606
         Retained earnings                          7,317,519         7,357,250
         Treasury stock                            (3,844,015)       (2,223,051)
         Common stock awarded by RRP                 (328,060)         (443,846)
                                                  -----------       -----------

           Total stockholders' equity              13,806,291        15,351,200
                                                 ------------        ----------

                                                 $ 13,848,574        15,572,950
                                                 ============        ==========

22)      Condensed Parent Company Only Financial Statements (continued)
         --------------------------------------------------------------

                                                     Statement of Income
                                                     -------------------

                                                                                                               Period from
                                                                                                             March 29, 1996
                                                                       Years Ended December 31,              to December 31,
                                                                          1998            1997                    1996
                                                                       ---------       ---------             ---------------
         Net interest income                                           $ 152,693         161,293                 207,053
         Gain on sale of trading securities                               24,086          36,066                    -
         Unrealized gain (loss) on trading securities                   (771,172)        560,809                  46,484
         Non-interest expense                                           (270,859)       (201,164)               (159,960)
                                                                       ---------       ---------                --------

         Net income (loss) before income taxes and
           equity   in earnings of subsidiaries                         (865,252)        557,004                  93,577
         Benefit from (provision for)  income taxes                      325,292        (217,815)                (40,048)
                                                                       ---------       ---------                --------

         Net income (loss) before equity
           in earnings of subsidiaries                                  (539,960)        339,189                  53,529
         Equity in earnings of subsidiaries                              744,602         683,864                 302,801
                                                                       ---------       ---------                --------

           Net income                                                  $ 204,642       1,023,053                 356,330
                                                                       =========       =========                ========

22)      Condensed Parent Company Only Financial Statements (continued)
         --------------------------------------------------------------

                                                     Statement of Cash Flows
                                                     -----------------------

                                                                                                         Period from
                                                                                                        March 29, 1996
                                                                    Years Ended December 31,            to December 31,
                                                                      1998            1997                   1996
                                                                 ------------      ----------           -------------

         Operating activities:
           Net income                                            $    204,642       1,023,053                356,330
           Equity in earnings of the Bank                            (744,602)       (683,864)              (302,801)
           Amortization of cost of stock benefit plan                 115,786         115,786                 19,297
           Gain on sale of trading securities                         (24,086)        (36,066)                 -
           Unrealized (gain) loss on trading securities
              held for trade                                          771,172        (560,809)               (46,484)
           Purchase of trading securities                            (852,648)     (1,957,532)              (493,016)
           Proceeds from sale of trading securities                   124,399         680,940                  -
           Increase in other assets                                  (333,787)         (1,458)                 -
           Increase (decrease) in accrued
              taxes and other liabilities                            (179,467)        180,944                 43,546
                                                                    ---------      ----------             ----------

         Net cash provided for operating activities                  (918,591)     (1,239,006)              (423,128)
                                                                    ---------       ---------             ----------
         Investing activities:
           Purchase of capital stock of the Bank                       -               -                  (5,329,053)
           Loan disbursements                                      (4,000,000)     (2,000,000)            (3,733,530)
           Loan repayments                                          5,003,353       2,203,353                803,353
                                                                    ---------       ---------             ----------

         Net cash provided by (for) investing activities            1,003,353         203,353             (8,259,230)
                                                                    ---------      ----------             ----------
         Financing activities:
           Net proceeds from sale of common stock                      -               -                  10,658,107
           Purchase of treasury stock                              (1,620,964)     (1,498,333)              (724,718)
           Purchase of RRP stock                                       -               -                    (578,929)
           Dividends received from Bank                             1,900,000       2,500,000               -
           Dividends paid on common stock                            (244,373)       (230,007)              (120,731)
                                                                   ----------      ----------            -----------

         Net cash provided by investing activities                     34,663         771,660              9,233,729
                                                                  -----------      ----------            -----------
         Net increase (decrease) in cash
           and cash equivalents                                       119,425        (263,993)               551,371
         Cash and cash equivalents at
           beginning of period                                        287,378         551,371                -
                                                                  -----------      ----------            -----------

         Cash and cash equivalents at  end of period              $   406,803         287,378                551,371
                                                                  ===========      ==========            ===========

                                       48

                               AMB Financial Corp.
                             Stockholder Information

        Annual Meeting

        The annual meeting of stockholders will be held at 10:30 a.m., on April 28, 1999, at the Company's corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

        Stock Listing

        The Company's stock is trading over the counter, on the NASDAQ Small Cap Market under the symbol "AMFC".

        Price Range of Common Stock and Dividends

        The table below shows the range of high and low bid prices and dividends paid in fiscal 1998. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

               Quarter Ended               High           Low        Dividends
               -------------               ----           ---        ---------

              March 31, 1998 . . . . .   17.875          16.25          $0.07
              June 30, 1998  . . . . .   19.625          17.25          $0.07
              September 30, 1998 . . .    18.25          14.125         $0.07
              December 31, 1998  . . .    14.50          11.00          $0.08

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

        As of December 31, 1998, the Company had 360 stockholders of record and 869,829 outstanding shares of common stock.


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

        AMB Financial Corp.                    Telephone (219) 836-5870
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

        Dawn L. Behrens
        AMB Financial Corp.
        8230 Hohman Avenue
        Munster, Indiana 46321
        (219) 836-5870