Form 10KSB, Exhibit 13
period 1999-12-31
AMB FINANCIAL CORP
filed 2000-03-31
CIK 915393

Table of Contents


President's Message . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2

Selected Consolidated Financial Information  . . . . . . . . . . . . .  . . . .3

Management's Discussion and Analysis of Financial
Condition and Results of Operations . . . . . . . . . . . . . . . . . . . . . .5

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . .16

Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . .. .17

Stockholder Information . . . . . . . . . . . . . . . . . . . .  . . . . . . .45

Corporate Information . . . .. . . . . . . . . . . . . . . . . . . . . . . . .47

President's Message
To Our Stockholders

On behalf of the Board of Directors, Officers and Employees of AMB Financial Corp. (the Company), and its wholly owned subsidiary, American Savings, FSB (the
Bank), I am pleased to present our 1999 Annual Report.

As we enter the new millennium and our 90th year of servicing the financial needs of the people and businesses in Northwest Indiana we are pleased with our progress in 1999. Our primary goals are to remain an independent and viable community bank and to take the necessary steps to increase the value of your investment in our company.

In the last year our total assets grew 9.3% or $10.9 Million, our total loans increased 18% or $16.1 Million and our deposits increased 12.6% or $9.9 Million. The Bank had net income of $793,577. Primarily due to unrealized losses in our trading portfolio in the amount of $123,773, the Holding Company reported a loss of $96,736. On a consolidated basis, the Company had net income of $696,841 representing $.96 per diluted share. The 1999 return on average assets was .58%, the return on average equity 5.68%.

During 1999 the Company embarked on an aggressive stock repurchase program. The Company repurchased 166,500 shares. As of December 31, 1999 the number of outstanding shares was 703,329, with book value per share of $16.41.

Our strategy for the year 2000 continues to emphasize strong growth and aggressive stock repurchases. I believe that this strategy is in the best interests of both the Bank and the stockholders.

Our financial performance and our stock performance are available on our web site at http://www.ambfinancial.com. I urge you to visit our site to view this information and utilize its other services.

The entire staff of the Bank and the Company appreciates your commitment and support, and we look forward to a long and profitable relationship.

Sincerely,


/s/Clement B. Knapp, Jr.
------------------------
Clement B. Knapp, Jr.
President

                                    SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                   (Dollars in thousands except per share data)

                                                                     For the Year Ended December 31
                                                       ----------------------------------------------------------
                                                         1999         1998         1997        1996        1995
                                                        ---------------------------------------------------------
SELECTED OPERATING DATA:
Total interest income                                   $ 8,252      $ 7,969      $ 7,120     $ 5,957     $ 5,222
Total interest expense                                    4,904        4,570        3,793       2,955       2,686
                                                        -------      -------      -------     -------     -------
     Net interest income                                  3,348        3,399        3,327       3,002       2,536
Provision for loan losses                                   119          102           74           0          39
                                                        -------      -------      -------     -------     -------
Net interest income after provision for loan losses       3,229        3,297        3,253       3,002       2,497
                                                        -------      -------      -------     -------     -------

Non-interest income:
Fees and service charges                                    450          450          349         263         203
Commission income                                            46           55           78          57          59
Gain on sale of securities                                  116           68           58          53       - - -
Unrealized gain (loss) on trading securities               (124)        (771)         561          46       - - -
Gain on sale of deposits                                  - - -           27        - - -       - - -       - - -
Gain (loss) on sale of real estate owned                     10           (2)           5          28           2
Loss from investment in joint venture                       (54)         (11)       - - -       - - -       - - -
Other                                                       168          123           81          64          76
                                                        -------      -------      -------     -------     -------
       Total non-interest income                            612          (61)       1,132         511         340
                                                        -------      -------      -------     -------     -------

Non-interest expense:
Compensation and benefits                                 1,345        1,377        1,294       1,129         909
Office occupancy and equipment expenses                     311          309          353         334         328
Data processing                                             398          368          336         295         248
Federal deposit insurance premiums                           47           45           41         130         134
SAIF special assessment                                   - - -        - - -        - - -         389       - - -
Loss on disposition of fixed assets                       - - -           29        - - -       - - -       - - -
Other                                                       715          751          662         580         595
                                                        -------      -------      -------     -------     -------
      Total non-interest expense                          2,816        2,879        2,686       2,857       2,214
                                                        -------      -------      -------     -------     -------

Income before income taxes                                1,025          357        1,698         656         623
Income tax provision                                        328          152          675         214         236
                                                        -------      -------      -------     -------     -------
Net income                                                  697          205        1,023         442         387
                                                        -------      -------      -------     -------     -------

Basic earnings per share                                $  0.97      $  0.24      $  1.12     $  0.43          NM
Diluted earnings per share                              $  0.96      $  0.24      $  1.10     $  0.43          NM

NM-Earnings per share information for the year ended December 31, 1995 is not meaningful becaue the Company was not a public company until March 26, 1996.

                        SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                  (Dollars in thousands)

                                                     At December 31,
                               ------------------------------------------------------------
                                 1999         1998         1997          1996        1995
                               --------     --------     --------     --------     --------
SELECTED FINANCIAL DATA:

Total assets                   $127,786     $116,913     $ 99,796     $ 86,102     $ 69,788
Loans receivable, net           105,910       89,762       77,093       67,366       54,639
Investment securities             5,352        6,137        8,214        8,939        7,017
Mortgage-backed securities        1,868        2,649        3,494        4,019        1,479
Trading securities                1,909        2,394        2,413          539        - - -
Deposits                         88,945       78,997       71,700       60,411       59,588
Borrowed funds                   26,009       23,074       12,000        9,500        3,000
Stockholder's equity             11,539       13,413       14,770       15,170        6,314

                                                             At or For the Year Ended December 31,
                                                     ---------------------------------------------------
                                                       1999      1998       1997       1996       1995
                                                     --------  --------   --------   --------   --------
SELECTED FINANCIAL RATIOS AND OTHER DATA:

Return on average assets (1)                           0.58 %    0.18 %     1.07 %     0.84 %     0.57 %
Return on average stockholders' equity (1)             5.68      1.46       7.06       5.02       6.40
Average stockholders' equity to
   average assets                                     10.14      12.61      15.10      16.78      8.76
Stockholders' equity to total assets                   9.03      11.47      14.80      17.62      9.05
Interest rate spread during period                     2.70       2.86       3.10       3.37      3.84
Net interest margin                                    2.98       3.29       3.67       3.97      4.03
Operating expenses to average assets (1)               2.33       2.59       2.80       3.07      3.29
Efficiency ratio (1)                                  71.11      87.41      60.28      70.23     76.99
Non-performing assets to total assets                  0.73       0.43       0.34       0.35      0.53
Allowance for loan losses to non-
   performing loans                                   59.32     104.87     133.12     116.27     97.43
Allowance for loan losses to loans
   receivable, net                                     0.56       0.56       0.53       0.53      0.66
Ratio of  average interest-earning
assets to average interest-bearing liabilities        1.06x      1.10x      1.14x      1.16x      1.04x
Number of full-service offices                            3          3          4          4         4

(1) Excludes the effect of the special SAIF charge in 1996.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

      General

      AMB Financial Corp. (the "Company") is the unitary thrift holding company for American Savings FSB, (the "Bank"), a federally chartered savings bank and a wholly owned subsidiary of the Holding Company. Collectively, the Holding Company and the Bank are referred to herein as the "Company." On March 29, 1996, the Bank converted from a mutual savings bank to a stock savings bank (the "Conversion"). Concurrent with the Conversion, the Company sold 1,124,125 shares of its common stock in a subscription and community offering at a price of $10.00 per share.

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

      Operating Strategy

      The Company's basic mission is to maintain its focus as independent, community-oriented financial institution-serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one-to-four-family residential real estate; (ii) supplement its one-to-four-family residential lending activities with consumer, commercial business, commercial real estate, construction and land loans;
      (iii) augment its lending activities with investments in purchased loans, mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets when market conditions permit (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, the volume of the Company's assets and liabilities.

Comparison of Financial Condition at December 31, 1999 and 1998.

Total assets of the Company increased $10.9 million in the year ending December 31, 1999, from $116.9 million in 1998 to $127.8 million in 1999. This increase of 9.3% was primarily attributable to the Company's continued loan growth. The Company's asset growth was funded by an increase in savings deposits of $9.9 million and additional advances from the FHLB of Indianapolis in the amount of $3.0 million.

Cash and cash equivalents amounted to $5.5 million at December 31, 1999 as compared to $9.1 million at December 31, 1998. The Company used $2.4 million to purchase 166,500 shares of common stock into treasury during the year. The Bank used the remaining available cash to fund increased loan origination volume.

Investment securities available for sale decreased by $785,000 to $5.4 million at December 31, 1999 primarily due to maturities of $500,000 which were used to fund mortgage loans and a decline in the market value of these securities. Gross unrealized losses in the available for sale portfolio were $120,000 at December 31, 1999 compared to gross unrealized gains of $138,000 at December 31, 1998

Mortgage backed securities available for sale decreased by $781,000 to $1.9 million at December 31, 1999 primarily due to prepayments and amortization.

Trading securities decreased by $485,000 at December 31, 1999 to $1.9 million as a result of sale activity of $554,000 exceeding purchase activity of $94,000, recognized gains of $99,000 and an unrealized loss on trading securities of $124,000 recorded during the current year.

Loans receivable increased to $105.9 million at December 31, 1999, a $16.1 million or 18.0% increase, as new loan originations of both residential and non-residential loans of $24.6 million and loan purchases of $24.0 million exceeded loan repayments of $32.3 million. The Company continues to remain focused on an aggressive lending effort as evidenced by the better that 37% increase in loans receivable over the last two years.

Total deposits at December 31, 1999 increased by $9.9 million, or 12.6% to $88.9 million, due to net deposits receipts of $7.0 million and interest credited of $2.9 million. The deposit growth was primarily attributable to the Company's continued aggressive advertising and competitive rates with regards to special certificate promotions (primarily 15, 18 and 30 month terms) during 1999.

Borrowed funds, which consist of FHLB of Indianapolis advances, increased $3.0 million to $24.7 million at December 31, 1999. The increase in borrowed funds was utilized to fund loan originations and purchases during the year. The new advances were at maturity terms of one year or less.

Total stockholders' equity decreased by $1.9 million to $11.5 million at December 31, 1999 from $13.4 million at December 31, 1998. This decrease was primarily due to the repurchase of common stock in the amount of $2.4 million, the payment of dividends on common stock of $234,000, and a decrease of $194,000 in the unrealized gain on securities available for sale, which was offset by net income of $697,000 and normal amortization of RRP and ESOP benefits of $233,000. The Company is no longer subject to regulatory limitations on stock repurchases and intends to continue modest repurchases of stock.

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

                                                                    For the Year Ended December 31
                                                                        (Dollars in thousands)
                                           --------------------------------------------------------------------------
                                                              1999                                   1998
                                           ---------------------------------------  ---------------------------------
                                             Average         Interest                 Average       Interest
                                           Outstanding       Earned/        Yield/  Outstanding     Earned/    Yield/
                                             Balance          Paid          Rate      Balance        Paid      Rate
                                           ---------       ---------        ----      ---------   ---------    ----
Interest-Earning Assets
   Loans receivable (1)                       96,000           7,420        7.73%        86,033       7,027    8.17%
   Mortgage-backed securities                  2,277             153        6.72%         3,033         204    6.73%
   Investment securities                       8,335             371        4.45%         9,198         444    4.83%
   Interest-bearing deposits                   4,226             200        4.73%         4,072         213    5.23%
   FHLB stock                                  1,347             108        8.02%         1,013          81    8.00%
                                           ---------       ---------        ----      ---------   ---------    ----
  Total interet-earning assets             $ 112,185       $   8,252        7.36%     $ 103,349   $   7,969    7.71%

Interest-Bearing Liabilities
  Passbook accounts                           15,361             420        2.73%        15,841         453    2.86%
  Demand and NOW accounts                     10,853             226        2.08%        10,028         221    2.20%
  Certificate accounts                        56,075           2,929        5.22%        49,707       2,800    5.63%
  Borrowings                                  23,051           1,329        5.77%        18,663       1,096    5.87%
                                           ---------       ---------        ----      ---------   ---------    ----
 Total interest-bearing liabilities        $ 105,340       $   4,904        4.66%     $  94,239   $   4,570    4.85%
                                           ---------       ---------        ----      ---------   ---------    ----
Net interest income                                        $   3,348                              $   3,399
                                                           =========                              =========
Net interest rate spread                                                    2.70%                              2.86%
                                                                            ====                               ====
Net earning assets                         $   6,845                                  $   9,110
                                           =========                                  =========
Net yield on average
  interest-earning assets                                                   2.98%                              3.29%
                                                                            ====                               ====
Average interest-earning assets to
  average interest-bearing liabilities                         1.06x                                  1.10x
                                                               ====                                   ====

                                                                             1997
                                                                            -------
                                                  Average       Interest
                                               Outstanding      Earned/              Yield/
                                                 Balance          Paid                Rate
                                                 ---------      ---------             ----
Interest-Earning Assets

   Loans receivable (1)                           71,473          6,003              8.40%
   Mortgage-backed securities                      3,783            258              6.82%
   Investment securities                          10,494            583              5.56%
   Interest-bearing deposits                       4,135            223              5.39%
   FHLB stock                                        658             53              8.05%
                                               ---------      ---------              ----

  Total interet-earning assets                 $  90,543      $   7,120              7.86%

Interest-Bearing Liabilities

  Passbook accounts                               16,407            489              2.98%
  Demand and NOW accounts                          9,642            233              2.42%
  Certificate accounts                            42,051          2,378              5.66%
  Borrowings                                      11,629            693              5.96%
                                               ---------      ---------              ----

 Total interest-bearing liabilities            $  79,729      $   3,793              4.76%
                                               ---------      ---------              ----

Net interest income                                           $   3,327
                                                              =========
Net interest rate spread                                                             3.10%
                                                                                     ====
Net earning assets                             $  10,814
                                               =========

Net yield on average
  interest-earning assets                                                            3.67%
                                                                                     ====
Average interest-earning assets to
  average interest-bearing liabilities                            1.14x
                                                                  ====

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

                                                For the Year Ended
                                                ------------------
                                                   December 31,
                                                   ------------


                                  1999 Compared to 1998                         1998 Compared to 1997
                                   Increase (Decrease)                            Increase (Decrease)
                                         Due to                                         Due to
                                   ------------------ (Dollar in Thousands)       -----------------
                                                           Rate/                                           Rate/
                                   Rate       Volume       Volume        Net        Rate      Volume       Volume        Net
                                   ----       ------       ------        ---        ----      ------       ------        ---
Interest-earning assets:
Loans receivable, net               (377)        814         (44)        393        (165)      1,223         (34)      1,024
Mortgage-backed
   securities                                    (51)                    (51)         (4)        (51)          1         (54)
Investment securities                (34)        (42)          3         (73)        (76)        (72)          9        (139)
Interest-bearing deposit             (20)          8          (1)        (13)         (7)         (3)                    (10)
FHLB Stock                                        27                      27                      28                      28
                                  ------      ------      ------      ------      ------      ------      ------      ------
      Totals                        (431)        756         (42)        283        (252)      1,125         (24)        849
                                  ------      ------      ------      ------      ------      ------      ------      ------

Interest-bearing liabilities:
Passbook accounts                    (20)        (14)          1         (33)        (20)        (17)          1         (36)
Demand and Now
   accounts                          (12)         18          (1)          5         (20)          9          (1)        (12)
Certificate accounts                (204)        359         (26)        129          (9)        433          (2)        422
Borrowed funds                       (20)        258          (5)        233         (10)        419          (6)        403
                                  ------      ------      ------      ------      ------      ------      ------      ------
     Totals                         (256)        621         (31)        334         (59)        844          (8)        777
                                  ------      ------      ------      ------      ------      ------      ------      ------

Net change in net
   interest income                                                       (51)                                             72
                                                                      ------                                          ------

                                        8

Comparison of Operating Results for the Years Ended December 31, 1999 and 1998.

Net Income. The Company's net income for the year ended December 31, 1999 was $697,000 as compared to $205,000 for the same period in 1998, an increase of $492,000. The Company's prior year's period was affected by an unrealized loss on trading securities of $771,000 as compared to the current year's unrealized loss on trading securities of $124,000.

Interest Income. Interest income for the year ended December 31, 1999 increased $283,000 or 3.6%, as compared to the prior year. The increase in interest income was the result of an increase in average interest-earning assets of $8.8 million, partially offset by a decrease in the average asset yield to 7.36% from 7.71%. Interest income on loans increased $392,000 as a result of a $10.0 million increase in average loans receivable, offset by a 44 basis point decrease in the average yield of the loan portfolio. Interest income on both mortgage-backed and investment securities declined as a result of decreases in the average balance of both securities as well as declines in the average yield. The lack of additional purchase activity in these types of investments is a result of the Company's strategy and ability to originate and purchase loans for its own investment portfolio.

Interest Expense. Interest expense for the year ended December 31, 1999 increased $334,000, or 7.3% to $4.9 million as compared to $4.6 million in the prior year. Deposit interest increased by $101,000, primarily as a result of the $6.7 million increase in the average balance of deposit accounts offset by a 26 basis point decrease in the average cost of deposits. The average certificate of deposit base increased by $6.4 million in 1999 as the Bank offered special certificate promotions. Interest expense on borrowed funds increased $233,000, to $1.3 million as the average balance of borrowed funds increased $4.4 million to $23.1 million for the year ended December 31, 1999. This increase was primarily due to funding requirements for new mortgage loan originations and purchases.

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

A provision of $119,000 was recorded during the year ended December 31, 1999 while a provision of $102,000 was recorded in the comparable 1998 period. The increase in the provision for losses on loans was due to the continuing growth in the loan portfolio and is based upon management's review of the loan portfolio by property type and delinquency status. There were no significant individual loans, which contributed to the increase in the allowance, and there were no regulatory requests for additional provisions for loan losses during the years ended December 31 1999 or 1998. Net charge offs for the year ended December 31, 1999 amounted to $35,000.

Non-performing assets increased to $928,000 at December 31, 1999 from $506,000 at December 31, 1998. The increase in non-performing loans from December 31, 1998 is attributable to a $500,000 non-residential participation construction loan, which became delinquent during the second quarter of 1999 and has since been foreclosed. The Bank has established a $40,000 specific reserve against this loan and has classified the balance as substandard. The Bank will continue to review its allowance for loan losses and make future provisions as economic and regulatory conditions dictate. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Non-Interest Income. The Company's non-interest income increased $672,000 for the year ended December 31, 1999 compared with the previous year. The increase was directly related to an increase in unrealized gains and losses on trading securities. For the year ended December 31, 1999, the Company recorded an unrealized loss on trading securities of $124,000 compared to an unrealized loss of $771,000 recorded in the prior year. The Company's trading portfolio, which consists primarily of equity investments in community and regional financial institutions, although at times appears to have stabilized, has yet to experience any sustained turnaround from the devastating declines suffered during the second half of 1998. Non-interest income, exclusive of unrealized losses on trading securities, increased during the year 1999 by $25,000 to $736,000 from $710,000 in the 1998 year. This increase resulted from an increase of $48,000 in gains on the sale of trading securities and securities available for sale, a $12,000 increase in gain on the sale of real estate owned, and $36,000 in increased other operating income primarily from an increase in cash surrender value from insurance policies. This increase was offset by an additional $43,000 loss from investment in low-income housing joint venture, and a $27,000 profit from the sale of the East Chicago deposit accounts in 1998, which did not occur in 1999.

Non-Interest Expense. The Company's non-interest expense decreased $63,000 to $2.8 million for the year ended December 31, 1999 compared to $2.9 million for the previous year. The decrease was primarily the result of decreased staffing costs of $32,000, due in part to $44,000 of bonuses paid and expensed during the first quarter of 1998 that did not occur during 1999, a $29,000 loss on the disposition of the Bank's East Chicago facility in 1998, and a $51,000 decrease in other non-interest expense, primarily in decreased professional service fees and increased efficiencies in operations. This decrease was offset by an increase in data processing costs of $29,000, due to increased transaction charges andY2K expenditures, and increased advertising costs of $19,000 as a result of special promotions of certificate and loan products, and PC banking services.

Provision for Income Taxes. Income tax expense for the year ended December 31, 1999 increased $176,000 to $328,000 compared to $152,000 for the 1998 year.
Income taxes increased primarily as a result of an increase in pre-tax income. The Company's effective tax rate, however, did decline during the year ended December 31, 1999 to 32.0% from 42.6% in the prior year due to the recognition of $54,000 in low income housing tax credits provided through an investment in a limited partnership organized to build, own and operate a 56 unit low income apartment complex.

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

Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive adjustable-rate loans. At December 31, 1999, adjustable-rate loans represented $43.2 million, or 40.0% of the total loan portfolio. Second, significant portions of the Company's other debt securities (primarily U.S. Government and agency securities) are intermediate-term instruments with $5.2 million of such securities contractually maturing within five years of December 31, 1999. Third, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 1999, the Company had $15.0 million of regular savings accounts, $3.4 million of money market accounts and $8.6 million of NOW, checking and club accounts. Overall, these accounts comprised 30.3% of the Company's total deposit base. Fourth, most of the mortgage-backed securities purchased by the Company in recent years had adjustable interest rates and/or short or intermediate effective terms to maturity,

One approach used by management to qualify interest rate risk is the net portfolio value ("NPV") analysis. NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected incoming cash flow on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. The application attempts to quantify interest rate risk as the change in the NPV, which would result form a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates.

Presented below, as of December 31,1999, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Company's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Company would pay on its deposits in the event of a rate increase would increase more rapidly than the yield on its assets because the Company's deposits generally have shorter periods to repricing.

                                      INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE

              Assumed                                                                                NPV as % of Present
     Change in Interest Rates                       Net Portfolio Value                                Value of Assets
     ------------------------         -----------------------------------------------               -----------------------
          (Basis Points)              $ Amount            $ Change           % Change               % Ratio       Bp Change
          --------------              --------            --------           --------               -------       ---------
            +300                       5,361               -3,549                -40                  4.63          -259
            +200                       6,662               -2,248                -25                  5.63          -159
            +100                       7,866               -1,044                -12                  6.50           -72
                                       8,910                                                          7.22
            -100                       9,589                  680                  8                  7.63           +41
            -200                       9,944                1,034                 12                  7.79           +57
            -300                       9,914                1,004                 11                  7.66           +44


Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interests' rate scenarios. It was also assumed that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

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

The primary investing activity of the Company is the origination and purchase of real estate and other loans. During the years ended December 31, 1999, and 1998, the Company's disbursements for loan originations totaled $24.6 million, and $26.0 million respectively and loan purchases totaled $24.0 million and $14.5 million respectively.

For the years ended December 31, 1999, and 1998, the Company experienced net increases in deposits (including the effect of interest credited) of $9.9 million and $7.3 million respectively. The increase in fiscal 1999 reflects a concerted effort to increase the deposit base through marketing local special rate certificates for periods of 14 through 24 months. Proceeds from FHLB advances were $9.0 million in fiscal 1999, and $15.7 million in fiscal 1998. FHLB advances of $6.0 million and $6.0 million were repaid in fiscal 1999 and 1998 respectively.

The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 1999, the Company's borrowing limit from the FHLB of Indianapolis was approximately $52.9 million, with unused borrowing capacity of $26.2 million at that date.

The Company is required to maintain an average daily balance of liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by OTS regulations. The minimum required liquidity ratio is currently 4.0%. At December 31, 1999 and 1998, the Company's liquidity ratio was 10.9%, and 16.1% respectively.

The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 1999 and 1998, cash and cash equivalents totaled $5.5 million and $9.1 million, respectively.

At December 31, 1999, the Company had outstanding loan origination commitments of $1.1 million, undisbursed construction loans in process of $1.5 million and approved but unused lines of credit extended to customers of $4.7 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 1999 totaled $49.9 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% capital ratio, a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. The Bank satisfied these minimum capital standards at December 31, 1999 with tangible and leverage capital ratios of 6.51% and a total risk-based capital ratio of 12.44%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings bank must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. The Bank paid a dividend of $1.3 million to the Company during the year ended December 31, 1999 compared to a $1.9 million and $2.5 million dividend during the years ended December 31, 1998 and 1997. The dividends have been primarily used by the Company to repurchase common stock for the treasury. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

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

Impact of New Accounting Standards

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities." ("SFAS No. 133") which is effective for fiscal years beginning after June 15, 1999. The statement requires all derivatives to be recorded on the balance sheet at fair value. It also establishes "special accounting" for hedges of changes in the fair value of assets, liabilities, or firm commitment (fair value hedges), hedges of the variable cash flows of forecasted transactions (cash flow hedges), and hedges of foreign currency exposures of net investments in foreign operations. To the extent the hedge is considered highly effective, both the change in the fair value of the derivative and the change in the fair value of the hedged item are recognized (offset) in earnings in the same period. Changes in fair value of derivatives that do not meet the criteria of one of these three hedge categories are included in income.

In September 1999, the FASB issued Statement of Financial Accounting Standard No. 137 ("SFAS No. 137"), entitled "Accounting for Derivative Instruments in Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 137 defers the effective date of SFAS No. 133 from years beginning after June 15, 1999 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Management does not believe that adoption of SFAS No. 133 will have a material impact on the Company's consolidated financial condition or results of operations.

The foregoing does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the FASB, which are of particular interest to financial institutions.

                         Cobitz, Vandenberg & Fennessy



                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
AMB Financial Corp.

         We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1999, in conformity with generally accepted accounting principles.



                                                /s/Cobitz, Vandenberg & Fennessy
                                                --------------------------------
                                                   Cobitz, Vandenberg & Fennessy


January 19, 2000
Palos Hills, Illinois

                                                   AMB FINANCIAL CORP.

                                                    AND SUBSIDIARIES

                                     Consolidated Statements of Financial Condition
                                                                                                December 31,
                                                                                          -------------------------
                                                                                            1999              1998
                                                                                       -------------      -------------
Assets
------

Cash and amounts due from depository institutions                                      $   4,180,088          3,210,234
Interest-bearing deposits                                                                  1,277,650          5,887,182
                                                                                       -------------      -------------
   Total cash and cash equivalents                                                         5,457,738          9,097,416
Investment securities, available for sale, at fair value (note 2)                          5,352,142          6,137,219
Trading securities (note 3)                                                                1,909,333          2,394,130
Mortgage-backed securities, available for sale, at fair value (note 4)                     1,868,000          2,649,380
Loans receivable (net of allowance for loan losses:
  1999 - $590,701; 1998 - $506,534) (note 5)                                             105,909,909         89,762,417
Real estate owned                                                                               --               23,369
Investment in limited partnership (note 6)                                                 1,327,000          1,380,925
Stock in Federal Home Loan Bank of Indianapolis                                            1,383,500          1,334,200
Office properties and equipment - net (note 7)                                               399,867            427,823
Accrued interest receivable (note 8)                                                         642,111            594,942
Prepaid expenses and other assets (note 9)                                                 3,536,270          3,111,101
                                                                                       -------------      -------------

   Total assets                                                                          127,785,870        116,912,922
                                                                                       =============      =============


Liabilities and Stockholders' Equity
------------------------------------
Liabilities:
-------------

Deposits (note 10)                                                                        88,944,925         78,997,215
Borrowed money (note 11)                                                                  24,675,589         21,683,000
Note payable                                                                               1,333,324          1,391,454
Advance payments by borrowers for taxes and insurance                                        431,676            567,098
Other liabilities (note 12)                                                                  861,087            861,325
                                                                                       -------------      -------------
   Total liabilities                                                                     116,246,601        103,500,092
                                                                                       -------------      -------------

Stockholders' Equity:
-------------

Preferred stock, $.01 par value: authorized  100,000 shares; none outstanding                   --                 --
Common stock, $.01 par value: authorized 1,900,000 shares;  1,124,125 shares issued and 703,329 shares outstanding at  December 31, 1999 and
  869,829 shares outstanding at  December 31, 1998                                            11,241             11,241
Additional paid-in capital                                                                10,798,674         10,771,799
Retained earnings, substantially restricted                                                7,780,655          7,317,519
Accumulated other comprehensive income,  net of income taxes                                 (79,763)           113,856
Treasury stock, at cost (420,796 and 254,296 shares at December 31, 1999 and 1998)        (6,219,684)        (3,844,015)
Common stock acquired by Employee Stock Ownership Plan                                      (539,580)          (629,510)
Common stock awarded by Recognition and Retention Plan                                      (212,274)          (328,060)
                                                                                       -------------      -------------
   Total stockholders' equity (notes 16 and 17)                                           11,539,269         13,412,830
                                                                                       -------------      -------------

Commitments and contingencies (notes 18 and 19)

   Total liabilities and stockholders' equity                                          $ 127,785,870        116,912,922
                                                                                       =============      =============




See accompanying notes to consolidated financial statements.

                                                   AMB FINANCIAL CORP.

                                                    AND SUBSIDIARIES

                                            Consolidated Statements of Income

                                                                                        Years Ended December 31,
                                                                          ------------------------------------------------
                                                                                 1999               1998             1997
                                                                          --------------         ---------        ---------
Interest income:
  Interest on loans                                                       $    7,419,764         7,027,445        6,003,470
  Interest on mortgage-backed securities                                         153,111           204,014          257,542
  Interest on investment securities                                              371,083           443,942          583,012
  Interest on interest-bearing deposits                                          200,325           212,488          222,787
  Dividends on Federal Home Loan Bank stock                                      107,719            81,208           52,699
                                                                          --------------         ---------        ---------
     Total interest income                                                     8,252,002         7,969,097        7,119,510
                                                                          --------------         ---------        ---------

Interest expense:
  Interest on deposits                                                         3,574,843         3,474,206        3,099,417
  Interest on borrowings                                                       1,329,235         1,096,056          693,214
                                                                          --------------         ---------        ---------
     Total interest expense                                                    4,904,078         4,570,262        3,792,631
                                                                          --------------         ---------        ---------

     Net interest income before provision for loan losses                      3,347,924         3,398,835        3,326,879
Provision for loan losses (note 5)                                               119,024           102,047           74,243
                                                                          --------------         ---------        ---------
     Net interest income after provision for loan losses                       3,228,900         3,296,788        3,252,636
                                                                          --------------         ---------        ---------

Non-interest income:
  Loan fees and service charges                                                  156,833           143,640           98,180
  Commission income                                                               45,781            55,416           77,811
  Unrealized gain (loss) on trading securities - net                            (123,773)         (771,172)         560,809
  Gain on sale of trading securities                                              99,627            24,086           36,066
  Gain on sale of investment securities                                           15,981            44,204           22,264
  Gain (loss) on sale of real estate owned                                         9,904            (1,696)           4,908
  Gain on sale of deposit accounts                                                  -               27,033             -
  Loss from limited partnership (note 6)                                         (53,925)          (10,529)            -
  Deposit related fees                                                           293,548           305,896          250,788
  Other income                                                                   167,657           122,530           80,994
                                                                          --------------         ---------        ---------
     Total non-interest income                                                   611,633           (60,592)       1,131,820
                                                                          --------------         ---------        ---------

Non-interest expense:
  Staffing costs (notes 13 and 14)                                             1,345,027         1,376,916        1,294,221
  Advertising                                                                    117,011            98,036          126,016
  Occupancy and equipment expenses (note 7)                                      311,297           309,385          353,116
  Data processing                                                                397,545           368,335          335,555
  Professional fees                                                              134,640           167,386          131,373
  Federal deposit insurance premiums                                              47,150            45,112           41,400
  Loss on disposition of fixed assets                                               -               28,798             -
  Other                                                                          463,128           485,415          404,848
                                                                          --------------         ---------        ---------
     Total non-interest expense                                                2,815,798         2,879,383        2,686,529
                                                                          --------------         ---------        ---------

Income before income taxes                                                     1,024,735           356,813        1,697,927
  Income taxes (note 15)                                                         327,894           152,171          674,874
                                                                          --------------         ---------        ---------

     Net income                                                           $      696,841           204,642        1,023,053
                                                                          ==============           =======        =========

Earnings per share -
     Basic                                                                $          .97               .24             1.12
     Diluted                                                              $          .96               .24             1.10


See accompanying notes to consolidated financial statements.

                                                         AMB FINANCIAL CORP.
                                                          AND SUBSIDIARIES
                                     Consolidated Statements of Changes in Stockholders' Equity
                                                 Three Years Ended December 31, 1999
                                                                                        Accumulated                 Common
                                                          Additional                       Other                    Stock
                                                Common      Paid-in        Retained     Comprehensive    Treasury   Acquired
                                                Stock      Capital         Earnings       Income         Stock      by ESOP
                                                -----      -------         --------       ------         -----      -------
Balance at December 31, 1996                   $11,241    10,657,746       6,564,204        30,386       (724,718)  (809,370)
                                                ------    ----------       ---------     ---------    -----------    -------
Comprehensive income:
Net income                                                                 1,023,053
 Other comprehensive income, net of tax:
  Unrealized holding gain during the year                                                   54,600
  Less:  reclassification adjustment
    of gains included in net income                                                        (13,925)
                                                                           ---------      --------
Total comprehensive income                                                 1,023,053        40,675
Purchase of treasury stock
   (104,121 shares)                                                                                    (1,498,333)
Tax benefit related to  vested RRP stock                      17,000
Amortization of award of  RRP stock
Contribution to fund ESOP loan                                42,322                                                  89,930
Dividends declared on
   common stock ($.25 per share)                                           (230,007)
                                                ------    ----------      ---------      ---------    -----------    -------
Balance at December 31, 1997                    11,241    10,717,068      7,357,250         71,061     (2,223,051)  (719,440)
                                                ------    ----------      ---------      ---------    -----------    -------
Comprehensive income:
Net income                                                                  204,642
 Other comprehensive income, net of tax:
  Unrealized holding gain during the year                                                   49,076
  Less: reclassification adjustment
    of gains included in net income                                                         (6,281)
                                                                          ---------      ---------
Total comprehensive income                                                  204,642         42,795
Purchase of treasury stock
   (93,969 shares)                                                                                     (1,620,964)
Amortization of award of RRP stock
Contribution to fund ESOP loan                                54,731                                                  89,930
Dividends declared on
   common stock ($.29 per share)                                           (244,373)
                                                ------    ----------      ---------      ---------    -----------    -------
Balance at December 31, 1998                    11,241    10,771,799      7,317,519        113,856     (3,844,015)  (629,510)
                                                ------    ----------      ---------      ---------    -----------    -------
Comprehensive income:
Net income                                                                  696,841
 Other comprehensive income, net of tax:
  Unrealized holding loss during the year                                                 (193,619)
                                                                            -------      ---------
Total comprehensive income                                                  696,841       (193,619)
Purchase of treasury stock
   (166,500 shares)                                                                                    (2,375,669)
Amortization of award of RRP stock
Contribution to fund ESOP loan                                26,875                                                  89,930
Dividends declared on
   common stock ($.32 per share)                                           (233,705)
                                                ------    ----------      ---------      ---------    -----------    -------
Balance at December 31, 1999                   $11,241    10,798,674      7,780,655        (79,763)    (6,219,684)  (539,580)
                                                ------    ----------       ---------     ---------    -----------    -------

                                                                  Common
                                                                  Stock
                                                                  Awarded
                                                                  by RRP       Total
                                                                  ------       -----
Balance at December 31, 1996                                     (559,632)   15,169,857
                                                                  -------    ----------
Comprehensive income:
Net income                                                                    1,023,053
 Other comprehensive income, net of tax:
  Unrealized holding gain during the year                                        54,600
  Less:  reclassification adjustment
    of gains included in net income                                             (13,925)
                                                                             ----------
Total comprehensive income                                                    1,063,728
Purchase of treasury stock
   (104,121 shares)                                                          (1,498,333)
Tax benefit related to  vested RRP stock                                         17,000
Amortization of award of  RRP stock                               115,786       115,786
Contribution to fund ESOP loan                                                  132,252
Dividends declared on
   common stock ($.25 per share)                                               (230,007)
                                                                  -------    ----------

Balance at December 31, 1997                                     (443,846)   14,770,283
                                                                  -------    ----------
Comprehensive income:
Net income                                                                      204,642
 Other comprehensive income, net of tax:
  Unrealized holding gain during the year                                        49,076
  Less: reclassification adjustment
    of gains included in net income                                             (6,281)
                                                                             ----------
Total comprehensive income                                                      247,437
Purchase of treasury stock
   (93,969 shares)                                                           (1,620,964)
Amortization of award of RRP stock                                115,786       115,786
Contribution to fund ESOP loan                                                  144,661
Dividends declared on
   common stock ($.29 per share)                                               (244,373)
                                                                  -------    ----------
Balance at December 31, 1998                                     (328,060)   13,412,830
                                                                  -------    ----------

Comprehensive income:
Net income                                                                      696,841
 Other comprehensive income, net of tax:
  Unrealized holding loss during the year                                      (193,619)
                                                                             ----------
Total comprehensive income                                                      503,222
Purchase of treasury stock
   (166,500 shares)                                                          (2,375,669)
Amortization of award of RRP stock                                115,786       115,786
Contribution to fund ESOP loan                                                  116,805
Dividends declared on
   common stock ($.32 per share)                                               (233,705)
                                                                  -------    ----------
 Balance at December 31, 1999                                    (212,274)   11,539,269
                                                                  -------    ----------

See accompanying notes to consolidated financial statements.

                                                     AMB FINANCIAL CORP.

                                                       AND SUBSIDIARIES

                                            Consolidated Statements of Cash Flows

                                                                                         Years Ended December 31,
                                                                         ---------------------------------------------------
                                                                               1999                1998              1997
                                                                        -------------      -------------      -------------
 Cash flows from operating activities:

  Net income                                                             $     696,841            204,642          1,023,053
  Items not requiring (providing) cash:
     Depreciation                                                              122,984            136,566            153,426
     Amortization of cost of stock benefit plans                               205,716            205,716            205,716
     Amortization of premiums and accretion of discounts                        30,117             13,773              1,858
     Net gain on sale of securities                                           (115,608)           (68,290)           (58,330)
     Net (gain) loss on sale of real estate owned                               (9,904)             1,696             (4,908)
     Provision for loan losses                                                 119,024            102,047             74,243
     Loss on disposition of fixed assets                                          --               28,798               --
     Loss from limited partnership                                              53,925             10,529               --
     Gain on sale of deposits                                                     --              (27,033)              --
     Unrealized (gain) loss on trading securities                              123,773            771,172           (560,809)
     Purchase of trading securities                                            (93,750)          (852,648)        (1,957,532)
     Proceeds from sale of trading securities                                  554,401            124,399            680,940
     Decrease in deferred income on loans                                       (2,110)           (76,687)           (25,349)
     Increase (decrease) in accrued and deferred income taxes                 (204,645)          (591,282)           347,337
     Increase in accrued interest receivable                                   (47,169)           (61,433)           (80,554)
     Increase (decrease) in accrued interest payable                            (5,350)            24,206             (8,163)
     Increase in deferred compensation                                          76,974             61,581             79,320
     Other, net                                                               (136,430)            (8,354)          (188,048)
                                                                         -------------      -------------      -------------

Net cash provided by (for) operating activities                              1,368,789               (602)          (317,800)
                                                                         -------------      -------------      -------------

Cash flows from investing activities:

     Proceeds from sales of investment securities                               15,981          2,793,760          4,014,689
     Proceeds from maturities of investment securities                         500,000          2,875,000            750,000
     Purchase of investment securities                                          (6,329)        (3,492,968)        (3,996,048)
     Proceeds from repayments of mortgage-backed securities                    719,969            847,014            569,678
     Purchase of Federal Home Loan Bank stock                                  (49,300)          (608,800)          (179,800)
     Purchase of life insurance policies                                          --           (1,515,000)              --
     Purchase of loans                                                     (23,991,209)       (14,487,063)        (6,872,966)
     Loan disbursements                                                    (24,570,680)       (25,987,142)       (19,852,423)
     Loan repayments                                                        32,297,483         27,756,288         16,884,296
     Proceeds from sale of real estate owned                                    33,273             25,785            102,702
     Property and equipment expenditures, net                                  (95,028)          (121,457)          (114,553)
                                                                         -------------      -------------      -------------

Net cash provided for investing activities                                 (15,145,840)       (11,914,583)        (8,694,425)
                                                                         -------------      -------------      -------------

Cash flows from financing activities:

     Deposit receipts                                                      171,721,626        151,006,489        142,882,643
     Deposit withdrawals                                                  (164,715,766)      (143,773,817)      (134,005,401)
     Sale of deposit accounts                                                     --           (2,676,263)              --
     Interest credited to deposits                                           2,941,850          2,767,713          2,411,887
     Proceeds from borrowed money                                            9,000,000         15,683,000          7,000,000
     Repayment of borrowed money                                            (6,007,411)        (6,000,000)        (4,500,000)
     Repayment of note payable                                                 (58,130)              --                 --
     Increase (decrease) in advance payments by borrowers
     for taxes and insurance                                                  (135,422)            83,861             71,024
     Purchase of treasury stock                                             (2,375,669)        (1,620,964)        (1,498,333)
     Dividends paid on common stock                                           (233,705)          (244,373)          (230,007)
                                                                         -------------      -------------      -------------

Net cash provided by financing activities                                   10,137,373         15,325,646         12,131,813
                                                                         -------------      -------------      -------------
Net change in cash and cash equivalents                                     (3,639,678)         3,410,461          3,119,588

Cash and cash equivalents at beginning of year                               9,097,416          5,686,955          2,567,367
                                                                         -------------      -------------      -------------

Cash and cash equivalents at end of year                                 $   5,457,738          9,097,416          5,686,955
                                                                         =============      =============      =============


Supplemental disclosure of cash flow information:
Cash paid during the year for:
    Interest                                                             $   4,909,428          4,546,056          3,800,794
    Income taxes                                                               532,539            739,521            310,609
  Non-cash investing activities:
    Transfer of loans to real estate owned                               $        --               23,369            113,496


See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------

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

       Investment Securities and Mortgage-Backed Securities, Available for Sale
       ------------------------------------------------------------------------

       Investment securities and mortgage-backed securities available for sale are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for investments the Company has the positive intent and ability to hold to maturity.

       SFAS No. 115 requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading. Held to maturity securities are measured at amortized cost. Unrealized gains and losses on trading securities are included in income. Unrealized gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders' equity.

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

1)     Summary of Significant Accounting Policies
       ------------------------------------------

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

       Loan origination fees are being deferred in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and amortized into interest income as an adjustment of yield over the contractual life of the loan.

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

       Under these statements, of the remaining loans which are evaluated for impairment (a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement), there were no material amounts of loans which met the definition of an impaired loan during the year ended December 31, 1999 and one loan to be evaluated for impairment at December 31, 1999.

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

1)     Summary of Significant Accounting Policies
       ------------------------------------------

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

       Income Taxes
       ------------

       The Company files a consolidated federal income tax return with the Bank. The provision for federal and state taxes on income is based on earnings reported in the financial statements. Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the consolidated financial statements. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date.

       Consolidated Statements of Cash Flows
       -------------------------------------

       For the purposes of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, interest-bearing deposits in other financial institutions and federal funds sold.

1)     Summary of Significant Accounting Policies
       ------------------------------------------

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

       The  following   presentation   illustrates  basic  and  diluted  EPS  in
       accordance with the provisions of SFAS No. 128:


                                                                          Years Ended December 31,
                                                             ------------------------------------------------
                                                                   1999               1998                1997
                                                             ------------           -------         ---------
         Weighted average number of common shares
           outstanding used in basic EPS calculation              784,822           917,240           995,455
         Reduction for common shares not yet
           released by Employee Stock Ownership Plan              (62,951)          (71,944)          (80,937)
                                                             ------------           -------         ---------
         Total weighted average common shares
           outstanding for basic computation                      721,871           845,296           914,518
         Add common stock equivalents for shares
           issuable under Stock Option Plans                        1,856            20,693            13,206
                                                             ------------           -------         ---------
         Weighted average number of shares outstanding
           adjusted for common stock equivalents                  723,727           865,989           927,724
                                                             ============           =======         =========

         Net income                                          $    696,841           204,642         1,023,053
         Basic earnings per share                            $        .97               .24              1.12
         Diluted earnings per share                          $        .96               .24              1.10

2)     Investment Securities, Available for Sale
       -----------------------------------------

       Investment securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:

                                                          Gross          Gross
                                        Amortized      Unrealized     Unrealized        Fair
                                           Cost           Gains          Losses         Value
                                        ----------     ----------     ----------     ----------
December 31, 1999
-----------------
United States Government securities     $5,236,797          4,656        117,441      5,124,012
Municipal securities                        99,600           --            5,144         94,456
Marketable equity securities               135,416           --            1,742        133,674
                                        ----------     ----------     ----------     ----------

                                        $5,471,813          4,656        124,327      5,352,142
                                        ==========     ==========     ==========     ==========

December 31, 1998
-----------------
United States Government securities     $5,770,284        137,421          7,106      5,900,599
Municipal securities                        99,562          2,684           --          102,246
Marketable equity securities               129,087          5,287           --          134,374
                                        ----------     ----------     ----------     ----------

                                        $5,998,933        145,392          7,106      6,137,219
                                        ==========     ==========     ==========     ==========


       The contractual maturity of the above investments is summarized as follows:

                                               December 31, 1999            December 31, 1998
                                           ------------------------     -------------------------
                                           Amortized         Fair          Amortized        Fair
       Term to Maturity                      Cost            Value           Cost           Value
       ----------------                   ----------     ----------     ----------     ----------
Due in one year or less                    $1,150,531      1,151,578        500,000        513,565
Due after one year through five years       4,086,266      3,972,434      4,349,143      4,434,592
Due after five years through ten years           --             --          921,141        952,442
Due after ten years                            99,600         94,456         99,562        102,246
Marketable equity securities                  135,416        133,674        129,087        134,374
                                           ----------     ----------     ----------     ----------

                                           $5,471,813      5,352,142      5,998,933      6,137,219
                                           ==========     ==========     ==========     ==========

       During the current year, the Company sold securities realizing gross proceeds of $15,981, with gross gains of $15,981 realized on those sales. Proceeds from sales of investment securities available for sale during the years ended December 31, 1998 and 1997 were $2,793,760 and $4,014,689 with gross gains of $44,493 and $26,113 and gross losses of $289 and $3,849 realized on those sales. The change in net unrealized gains and losses during the current year of $257,957, net of the tax effect of $103,184, resulted in a $154,773 charge to stockholders' equity.

3)     Trading Securities
       ------------------

       Trading  securities  are  accounted  for at their  current  fair  values.
       Trading securities at December 31, 1999 consists of equity securities (thrift common stock mutual fund investment with a carrying value of $964,614 and common stock with a carrying value of $857,219) and debt securities with a carrying value of $87,500. The common stock investment at December 31, 1999 is pledged as collateral for a revolving line of credit as discussed in note 11. Trading securities at December 31, 1998 also consists of equity securities (thrift common stock mutual fund investment with a carrying value of $963,654, an equity mutual fund with a carrying value of $57,128 and common stock with a carrying value of $1,277,098) and debt securities with a carrying value of $96,250. The adjustment of these securities to their current fair values has resulted in a net unrealized loss of $123,773 and $771,172 for the years ended December 31, 1999 and 1998 and a net unrealized gain of $560,809 for the year ended December 31, 1997. Proceeds from sales of trading securities during the years ended December 31, 1999, 1998 and 1997 were $554,401, $124,399 and $680,940 with gross gains of $99,627, $24,086 and $37,410 and gross losses of $-0-, $-0- and $1,344 realized on those sales.

4)     Mortgage-Backed Securities, Available for Sale
       ----------------------------------------------

       Mortgage-backed securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:

                                                       Gross          Gross
                                     Amortized      Unrealized     Unrealized        Fair
                                        Cost           Gains          Losses         Value
                                     ----------     ----------     ----------     ----------
December 31, 1999
-----------------
  Participation Certificates:
   FHLMC - Fixed rate                $1,463,776              33         10,989      1,452,820
   FNMA  - Adjustable rate               40,785              --            109         40,676
   GNMA  - Adjustable rate              376,707             816          3,019        374,504
                                     ----------      ----------     ----------     ----------

                                     $1,881,268             849         14,117      1,868,000
                                     ==========      ==========     ==========     ==========


  Weighted average interest rate           6.73%
                                     ==========

December 31, 1998
-----------------
  Participation Certificates:
   FHLMC - Fixed rate                $2,057,661          50,070            600      2,107,131
   FNMA  - Adjustable rate               52,356             749           --           53,105
   GNMA  - Adjustable rate              487,888           3,207          1,951        489,144
                                     ----------      ----------     ----------     ----------

                                     $2,597,905          54,026          2,551      2,649,380
                                     ==========      ==========     ==========     ==========


  Weighted average interest rate           6.78%
                                     ==========


       There were no sales of mortgage-backed securities available for sale during the years ended December 31, 1999, 1998 and 1997. The change in net unrealized gains and losses during the current year of $64,743, net of the tax effect of $25,897, resulted in a $38,846 charge to stockholders' equity.

5)     Loans Receivable
       ----------------

       Loans receivable are summarized as follows:

                                                        December 31,
                                              ---------------------------------
                                                   1999                 1998
                                              -------------       -------------
Mortgage loans:
       One-to-four family                     $  82,210,196          63,368,978
       Multi-family                               2,144,343           2,446,043
       Nonresidential                             8,774,978          10,370,172
       Construction                               4,278,942           2,522,279
       Land                                         631,704           1,226,881
                                              -------------       -------------

   Total mortgage loans                          98,040,163          79,934,353
                                              -------------       -------------

Other loans:
       Loans on deposit accounts                    146,963             171,604
       Equity lines of credit                     3,336,406           3,552,371
       Other consumer                             1,497,930           1,667,732
                                              -------------       -------------

   Total other loans                              4,981,299           5,391,707
                                              -------------       -------------

Commercial business loans                         4,998,619           5,607,204
                                              -------------       -------------

   Total loans receivable                       108,020,081          90,933,264
                                              -------------       -------------

Less:
       Loans in process                           1,522,746             569,028
       Net deferred yield adjustments                (3,275)             95,285
       Allowance for loan losses                    590,701             506,534
                                              -------------       -------------

Loans receivable, net                         $ 105,909,909          89,762,417
                                              =============       =============

Weighted average interest rate                         7.63%               7.77%
                                              =============       =============

       Activity in the allowance for loan losses is summarized as follows:

                                                 Years Ended December 31,
                                        ---------------------------------------
                                           1999          1998            1997
                                        ---------      ---------      ---------
         Balance, beginning of year     $ 506,534        410,383        354,631
         Provision for loan losses        119,024        102,047         74,243
         Charge-offs                      (39,845)        (5,896)       (32,942)
         Recoveries                         4,988           --           14,451
                                        ---------      ---------      ---------

         Balance, end of year           $ 590,701        506,534        410,383
                                        =========      =========      =========

         Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 1999 and 1998 amounted to approximately $969,000 and $475,000 respectively. As of December 31, 1999, the total investment in impaired loans was $519,000. The impaired loan at this date was subject to an allowance for credit losses of $40,000, which is included in the above loan loss allowance.

         For the years ended December 31, 1999 and 1998, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $47,000 and $17,000 respectively.

         Loans to directors and executive officers aggregated approximately $323,000 and $340,000 at December 31, 1999 and 1998 respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)     Investment in Limited Partnership
       ---------------------------------

       The investment in limited partnership of $1,327,000 and $1,380,925 at December 31, 1999 and 1998 represents a 39.60% equity in Pedcor Investments 1997 - XXXI ("Pedcor"), a limited partnership organized to build, own and operate a 56 unit apartment complex. The Bank has recorded its equity in the losses of Pedcor in the amount of $53,925 and $10,529 for the year ended December 31, 1999 and the nine months ended December 31, 1998. Condensed financial statements for Pedcor are as follows:

                       Condensed Statements of Financial Condition
                       -------------------------------------------

                                                                 December 31,
                                                       --------------------------------
                                                           1999               1998
                                                       --------------         ---------
       Assets
       ------

       Cash                                            $      181,985             1,800
       Construction in process                                  -             2,561,817
       Property and equipment                               4,028,104             -
       Land                                                   112,000           112,000
       Other                                                   19,177               501
                                                       --------------         ---------

         Total assets                                       4,341,266         2,676,118
                                                       ==============         =========

       Liabilities
       -----------

       Notes payable - Bank                                   983,000           983,000
       Notes payable - Other                                2,855,115         1,500,191
       Other liabilities                                      312,242           219,516
                                                       --------------         ---------
         Total liabilities                                  4,150,357         2,702,707
                                                       --------------         ---------

       Partners' capital                                      190,909           (26,589)
                                                       --------------         ---------

           Total liabilities and partners' capital     $    4,341,266         2,676,118
                                                       ==============         =========

                                                                            Nine Months
                                                          Year Ended            Ended
                                                          December 31,       December 31,
                                                              1999               1998
                                                           ---------          ---------
       Condensed statement of operations

       Total revenues                                        104,027              8,278
       Total expenses                                      $ 240,200             34,867
                                                           ---------          ---------

         Net loss                                          $(136,173)           (26,589)
                                                           =========          =========

7)     Office Properties and Equipment
       -------------------------------

       Office properties and equipment are summarized as follows:

                                                                   December 31,
                                                         -----------------------------
                                                             1999               1998
                                                           ---------        ----------
       Cost:
           Land  -        Munster                        $    40,669            40,669
                          Hammond                             33,300            33,300
                          East Chicago                         -                 -
           Building  -    Munster                            417,151           417,151
                          Hammond                            243,030           243,030
                          East Chicago                         -                 -
       Leasehold improvements - Dyer                         144,932           148,096
       Furniture and equipment                             1,000,179           905,150
                                                           ---------        ----------
                                                           1,879,261         1,787,396
                                                          ----------        ----------

       Less accumulated depreciation:
           Building  -    Munster                            394,190           385,442
                          Hammond                            233,308           229,916
                          East Chicago                         -                 -
       Leasehold improvements - Dyer                          65,942            61,603
       Furniture and equipment                               785,954           682,612
                                                          ----------        ----------
                                                           1,479,394         1,359,573
                                                          ----------        ----------

       Net book value                                    $   399,867           427,823
                                                          ==========        ==========

       Depreciation of office properties and equipment for the years ended December 31, 1999, 1998 and 1997 amounted to $122,984, $136,566 and
       $153,426 respectively.

       The Bank has entered into a lease agreement for its office location in Dyer, Indiana. The lease, which expires in 2000, carries an option to extend for three successive renewals of five years each. Rent is payable monthly and adjusted annually based on the consumer price index. Monthly rent at December 31, 1999 amounted to $3,236 including utilities. The Bank is responsible for its proportionate share of real estate taxes and assessments and for maintaining public liability insurance covering the premises. Rent expense for the years ended December 31, 1999, 1998 and 1997 amounted to $38,320, $37,372 and $36,815 respectively.

       During the prior year, the Bank disposed of its East Chicago facility. The property was donated at no cost to a local non profit organization. The net book value of the property at the date of donation amounted to $28,798 and has been recorded as a loss. All personal property associated with the office has been transferred to other office locations.

8)     Accrued Interest Receivable
       ---------------------------

       Accrued interest receivable is summarized as follows:

                                                        December 31,
                                               -----------------------------
                                                  1999                1998
                                               ---------           ---------
Investment securities                          $  71,284              74,596
Mortgage-backed securities                        10,619              14,796
Loans receivable                                 621,172             529,930
Allowance for uncollected interest               (60,964)            (24,380)
                                               ---------              ------

                                               $ 642,111             594,942
                                               =========           =========

9)     Prepaid Expenses and Other Assets
       ---------------------------------

       Prepaid expenses and other assets consist of the following:

                                                                   December 31,
                                                            -------------------------
                                                                1999           1998
                                                            ----------     ----------
Prepaid insurance premiums                                  $   40,686         31,853
Prepaid pension cost                                            91,776         58,463
Prepaid federal and state income taxes                          72,579           --
Other prepaid expenses                                          56,173         55,076
Cash surrender value of life insurance policies (a)          2,710,899      2,584,902
Deferred federal and state income tax benefit - net (b)        542,108        322,487
Miscellaneous                                                   22,049         58,320
                                                            ----------     ----------

                                                            $3,536,270      3,111,101
                                                            ==========     ==========

       (a) The Board of Directors has approved two non-qualified retirement income plans which will provide pre-retirement death benefits, post-retirement death benefits, and retirement benefits to senior management and the Board of Directors. The Bank has purchased life insurance policies on all individuals covered under the plans. The Bank is the owner and beneficiary of each policy.

       (b) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax asset at December 31, 1999 and 1998 under SFAS No. 109 is as follows:


                                                          Assets      Liabilities        Net
                                                          ------      -----------        ---

December 31, 1999
-----------------

Loan fees deferred for financial reporting purposes     $  16,832           --           16,832
Accelerated book depreciation                              36,492           --           36,492
Deferred compensation                                     183,358           --          183,358
Nondeductible incentive plan expense                       11,934           --           11,934
Bad debt reserves established for
     financial reporting purposes                         236,280           --          236,280
Increases to tax bad debt reserves
     since January 1, 1988                                   --          (76,325)       (76,325)
Unrealized loss on securities available for sale           53,176           --           53,176
Unrealized loss on trading account securities              55,976           --           55,976
Other                                                      24,385           --           24,385
                                                        ---------      ---------      ---------

                                                        $ 618,433        (76,325)       542,108
                                                        =========      =========      =========

December 31, 1998
-----------------

Loan fees deferred for financial reporting purposes     $  24,272           --           24,272
Accelerated book depreciation                              30,818           --           30,818
Deferred compensation                                     152,568           --          152,568
Nondeductible incentive plan expense                        8,176           --            8,176
Bad debt reserves established for
     financial reporting purposes                         202,614           --          202,614
Increases to tax bad debt reserves
     since January 1, 1988                                   --          (95,406)       (95,406)
Unrealized gain on securities available for sale             --          (75,905)       (75,905)
Unrealized loss on trading account securities              65,598           --           65,598
Other                                                       9,752           --            9,752
                                                        ---------      ---------      ---------

                                                        $ 493,798       (171,311)       322,487
                                                        =========      =========      =========

10)    Deposits
       --------

       Deposit accounts are summarized as follows:

                                                            December 31,
                                                    ----------------------------
                                                        1999            1998
                                                    -----------      -----------
Passbook accounts                                   $14,959,746       15,142,805
Demand deposits and NOW accounts                      8,604,446        7,404,328
Money market accounts                                 3,371,829        3,772,914
                                                    -----------      -----------

                                                     26,936,021       26,320,047
                                                    -----------      -----------

Certificates of deposit by interest rate:

   4.01 - 5.00                                       17,353,680        9,036,391
   5.01 - 6.00                                       42,041,941       39,205,712
   6.01 - 7.00                                        2,507,128        3,821,708
   7.01 - 8.00                                          100,000          607,698
   8.01 - 9.00                                            6,155            5,659
                                                    -----------      -----------

                                                     62,008,904       52,677,168
                                                    -----------      -----------

                                                    $88,944,925       78,997,215
                                                    ===========      ===========

       The weighted average rate on deposit accounts at December 31, 1999 and 1998 was 4.43% and 4.48% respectively.

       During the prior year, the Bank closed its East Chicago facility and sold the related deposit accounts to Citizens Financial Services. In the transaction, the Bank sold approximately $2,700,000 of deposit accounts at a one percent premium, realizing a profit of $27,033.

       A summary of certificates of deposit by maturity is as follows:

                                                         December 31,
                                                --------------------------------
                                                     1999                1998
                                                -----------          -----------
Within 12 months                                $49,948,679           45,333,909
12 months to 24 months                            5,552,405            5,005,048
24 months to 36 months                            5,658,055            1,072,985
36 months to 48 months                              638,417              882,676
Over 48 months                                      211,348              382,550
                                                -----------          -----------

  Total                                         $62,008,904           52,677,168
                                                ===========          ===========

       Interest expense on deposits consists of the following:

                                              Years Ended December 31,
                                    --------------------------------------------
                                       1999              1998            1997
                                    ----------       ----------       ----------
Passbook accounts                   $  419,474          453,324          488,273
NOW accounts                           128,313          127,794          143,687
Money market accounts                   98,030           93,611           89,355
Certificates of deposit              2,929,026        2,799,477        2,378,102
                                    ----------       ----------       ----------
Total                               $3,574,843        3,474,206        3,099,417
                                    ==========       ==========       ==========

       The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $14,600,000 and $13,100,000, or approximately 16.4% and 16.6% of total deposit balances at December 31, 1999 and 1998, respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

11)    Borrowed Money
       --------------

       Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:

                                            Interest                      December 31,
       Maturity Date                          Rate                   1999             1998
       --------------                         -----              -----------     ------------
       December 6, 1999                       5.94%              $     -            1,000,000
       December 7, 1999                       5.05                     -            2,000,000
       January 18, 2000                       5.53                 1,000,000        1,000,000
       May 17, 2000                           6.07*                3,000,000        3,000,000
       June 21, 2000                          4.26*                2,000,000             -
       July 25, 2000                          6.11                 2,000,000        2,000,000
       August 16, 2000                        6.09                 3,000,000             -
       August 24, 2000                        6.03                 1,000,000             -
       January 22, 2001                       5.56                 1,000,000        1,000,000
       May 21, 2001                           5.90                 2,000,000        2,000,000
       August 24, 2001                        5.71                 3,000,000        3,000,000
       January 21, 2003                       5.68                 1,000,000        1,000,000
       September 15, 2003                     5.26                 4,000,000        4,000,000
       May 15, 2009                           5.93                   983,000          983,000
       July 15, 2015                          5.91                   692,589          700,000
                                                                  ----------      -----------
                                                                 $24,675,589       21,683,000
                                                                  ==========       ==========
       Weighted average interest rate                                   5.67%            5.65%
                                                                        ====             ====

       * Variable interest rate

       The Bank is required to maintain qualifying collateral for the Federal Home Loan Bank of Indianapolis representing approximately 170 percent of current Bank credit. At December 31, 1999, the Bank met this requirement. Assets which are eligible collateral for meeting the 170% coverage requirement include one- to-four family whole mortgage loans, government and agency securities including mortgage-backed securities insured or guaranteed by FHLMC, FNMA and GNMA, and high rated private mortgage-backed securities. The mortgage loans must not include participations, construction loans, loans which are not in the clear title of the institution, conventional mortgages with more than 30 years remaining to maturity, loans for more than 90% of the appraised value unless there is private or federal insurance, mortgages which are more than 60 days delinquent, or loans upon which any employee of the institution or the FHLB is personally liable.

       During the current year, the Company entered into a revolving line of credit in the maximum amount of $650,000 with Peoples Bank SB. The loan will bear interest at one half percent under the Wall Street Journal prime rate of interest. The Company may borrow up to 75% of the market value of the collateral security. At December 31, 1999, the Company pledged common stock with a market value of approximately $857,000 as collateral securing this line of credit. The Company did not borrow against this line of credit during the year ended December 31, 1999.

       In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carries an interest rate of 6.07% and matures in the year 2006. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan. At December 31, 1999, the balance of this loan amounted to $539,580.

12)    Other Liabilities
       -----------------

       Other liabilities include the following:

                                                                December 31,
                                                          ----------------------
                                                             1999          1998
                                                          --------      --------
Accrued interest on deposits                              $ 49,679        62,559
Accrued interest on borrowings                              61,982        54,452
Accrued bonus                                               48,015        45,000
Accrued audit and accounting fees                           18,500        15,325
Accrued real estate and personal property taxes             55,500        47,900
Accrued federal and state income tax                          --          41,526
Deferred compensation (see note 13)                        458,394       381,420
Miscellaneous accounts payable                             169,017       213,143
                                                          --------      --------
                                                          $861,087       861,325
                                                          ========      ========

13)    Benefit Plans
       -------------

       The Bank has a qualified noncontributory, defined benefit pension plan which covers all full-time employees having a minimum of twelve months of service, and who are at least twenty-one years of age. The benefits are primarily based on years of service and earnings.

       The following is a summary of the plan as of December 31, 1999 and 1998:

                                                                          1999            1998
                                                                      -----------      -----------
Change in Benefit Obligation:
   Benefit obligation at beginning of year                            $ 1,141,297          913,624
   Service cost                                                            46,150           40,233
   Interest cost                                                           82,956           67,636
   Benefits paid                                                          (70,433)         (23,630)
   Other - net                                                             73,394          143,434
                                                                      -----------      -----------
   Benefit obligation at end of year                                    1,273,364        1,141,297
                                                                      -----------      -----------

Change in Plan Assets:
   Plan assets at fair value at beginning of year                       1,156,980        1,000,646
   Actual return on plan assets                                           112,630           98,391
   Benefits paid                                                          (70,433)         (23,630)
   Employer contribution                                                   68,263           81,573
                                                                      -----------      -----------
   Fair value of plan assets at end of year                             1,267,440        1,156,980
                                                                      -----------      -----------

Plan assets in excess of (less than) projected benefit obligation          (5,924)          15,683
Unrecognized net gain from actuarial experience                           (56,961)        (122,261)
Unrecognized prior service cost                                            74,965           79,651
Unrecognized net transition obligation                                     79,696           85,390
                                                                      -----------      -----------

Pension asset included in other assets                                $    91,776           58,463
                                                                      ===========      ===========

       The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.50% and 3.50%, respectively, for the years ended December 31, 1999, 1998 and 1997. The weighted average expected long-term rate return on assets was 9.00% for the years ended December 31, 1999, 1998 and 1997.

       Net pension cost includes the following components:

                                                 Years Ended December 31,
                                        ----------------------------------------
                                           1999           1998           1997
                                        ---------      ---------      ---------
Service cost                            $  46,150         40,233         30,648
Interest cost on benefit obligation        82,956         67,636         66,579
Expected return on assets                (104,031)       (92,666)       (74,789)
Net amortization and deferral               9,875         (2,945)        30,609
                                        ---------      ---------      ---------

Net periodic pension cost               $  34,950         12,258         53,047
                                        =========      =========      =========

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

       Contributions by the Bank to the 401(k) Plan, including interest on accumulated funds, was $41,933, $34,798 and $36,282 for the years ended December 31, 1999, 1998 and 1997 respectively.

14)    Director, Officer and Employee Plans
       ------------------------------------

       STOCK OPTION PLAN. On October 23, 1996, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of options on shares of common stock authorized under the Plan is 112,412, equal to 10.0% of the total number of shares issued in the Conversion. As of October 23, 1996, 100,042 options were granted at $12.75 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant. The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 1999 and the stock options outstanding at the end of the respective periods.

                                                                                    Exercise Price
                                                                            --------------------------------
       Options                                         Number of Options        Per Share           Total
       -------                                         -----------------        ---------         ----------
Outstanding at December 31, 1996                            100,042             $   12.75         $1,275,535
Granted                                                           0
Exercised                                                         0
Forfeited                                                         0
                                                            -------             ---------         ----------

Outstanding at December 31, 1997                            100,042                 12.75          1,275,535
Granted                                                           0
Exercised                                                         0
Forfeited                                                         0
                                                            -------             ---------         ----------

Outstanding at December 31, 1998                            100,042                 12.75          1,275,535
Granted                                                           0
Exercised                                                         0
Forfeited                                                         0
                                                            -------             ---------         ----------

Outstanding at December 31, 1999                            100,042             $   12.75         $1,275,535
                                                            =======             =========         ==========

Exercisable at December 31, 1999                             60,024             $   12.75         $  765,306
                                                            =======             =========         ==========

Options available for future grants at December 1999         12,370
                                                            =======


       The Company accounts for its stock options in accordance with Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees". Under APB 25, as the exercise price of the Company's employees' stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

       The Company has implemented SFAS No. 123 "Accounting for Stock-Based Compensation". The Company will retain its current accounting method for its stock-based compensation plans. This statement will only result in additional disclosures for the Company, and as such, its adoption did not, nor is it expected to have, a material impact on the Company's financial condition or its results of operations.

       ------------------------------------------------

       The following summarizes the pro forma net income as if the fair value method of accounting for stock- based compensation plans had been utilized:

                                                                   Years Ended December 31,
                                                    -----------------------------------------------
                                                        1999               1998             1997
                                                    -----------           -------         ---------
       Net income (as reported)                     $   696,841           204,642         1,023,053
       Pro forma net income                             630,627           138,428           956,839
       Diluted earnings per share (as reported)             .96               .24              1.10
       Pro forma diluted earnings per share                 .87               .16              1.03

       The pro forma results presented above may not be representative of the effects reported in pro forma net income for future years.

       The fair value of the option grants for the years ended December 31, 1999, 1998 and 1997 was estimated on the date of grant using the Black Scholes option value model, with the following assumptions: dividend yield of approximately 2.00%, expected volatility of 20%, risk free interest rate of 6.10% and an expected life of approximately 10 years.

       Employee Stock  Ownership Plan.
       -------------------------------
       In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 89,930 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $128,672, $134,207 and $139,741 for the years ended December 31, 1999, 1998 and 1997 respectively.

       Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended December 31, 1999, 1998 and 1997, additional compensation expense of $26,875, $54,731 and $42,322 was recognized as a result of implementation of this accounting principle.

       Recognition and Retention Plan.
       -------------------------------
       On October 23, 1996, the stockholders of the Company approved the AMB Financial Corp. 1996 Recognition and Retention Plan ("RRP"). This plan was established to award shares to directors and to employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. The number of shares authorized under the Plan is 44,965, equal to 4.0% of the total number of shares issued in the Conversion. These shares were purchased in the open market at a total cost of $578,929. As of October 23, 1996, 43,616 shares were awarded and will vest at a rate of 20% per year commencing October 23, 1997, while 1,349 shares were reserved for future awards.

       The $578,929 contributed to the RRP is being amortized to compensation expense as the plan participants become vested in those shares. For the years ended December 31, 1999, 1998 and 1997, $115,786, $115,786 and
       $115,786 have been amortized to expense. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity.

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

       Among the provisions of SFAS No. 109 which will impact the Bank is the tax treatment of bad debt reserves. SFAS No. 109 provides that a deferred tax asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increase in the tax bad debt reserve since January 1, 1988, to effective date of certain changes made by the Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction.
       Accordingly, retained earnings at December 31, 1999 includes approximately $1,950,000 for which no deferred federal income tax liability has been recognized.

       The provision for income taxes consists of the following:

                                                Years Ended December 31,
                                   ---------------------------------------------
                                    1999               1998                1997
                                   ---------         ---------         ---------
Current                            $ 418,434           529,126           551,901
Deferred (benefit)                   (90,540)         (376,955)          122,973
                                   ---------         ---------         ---------

                                   $ 327,894           152,171           674,874
                                   =========         =========         =========

       A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                       Years Ended December 31,
                                                   -----------------------------
                                                   1999         1998        1997
                                                   ----         ----        ----
Statutory federal income tax rate                  34.0%        34.0%       34.0%
State income taxes                                  4.9          6.0         5.9
Low income housing credit                          (5.3)          --          --
Other                                              (1.6)         2.6         (.2)
                                                   ----         ----        ----

Effective income tax rate                          32.0%        42.6%       39.7%
                                                   ====         ====        ====

       Deferred income tax expense (benefit) consists of the following tax effects of timing differences:

                                                                  Years Ended December 31,
                                                         ---------------------------------------
                                                            1999          1998           1997
                                                         ---------      ---------      ---------
Loan fees                                                $   7,440         21,203         (3,775)
Depreciation                                                (5,674)       (13,918)       (15,400)
Deferred compensation                                      (34,548)       (25,089)       (31,745)
Book loan loss provision in excess of tax deduction        (33,666)       (38,459)       (33,765)
Recapture of bad debt reserve                              (19,081)       (19,084)          --
Unrealized gain (loss) on trading account securities         9,622       (296,671)       212,473
Other, net                                                 (14,633)        (4,937)        (4,815)
                                                         ---------      ---------      ---------

                                                         $ (90,540)      (376,955)       122,973
                                                         =========      =========      =========

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

       Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

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

       At December 31, 1999 and 1998, the Bank's regulatory equity capital was as follows:

                                                                                          To Be Well-
                                                                                      Capitalized Under
                                                           For Capital                Prompt Corrective
                               Actual                   Adequacy Purposes             Action Provisions
                      -----------------------        -----------------------      -----------------------
                         Amount        Ratio          Amount          Ratio          Amount         Ratio
                         ------        -----          ------          -----          ------         -----
December 31, 1999
-----------------
Tangible              $8,090,945         6.51%       $1,865,000        1.50%      $     N/A           N/A %
Core                   8,090,945         6.51         3,730,000        3.00        6,217,000         5.00
Risk-based             8,626,646        12.44         5,547,000        8.00        6,934,000        10.00

December 31, 1998
-----------------
Tangible              $8,481,608         7.52%       $1,691,000        1.50%      $     N/A          N/A %
Core                   8,481,608         7.52         3,383,000        3.00        5,638,000         5.00
Risk-based             8,973,142        14.06         5,104,000        8.00        6,380,000        10.00

       -------------------------------------------

                                                       Tangible        Core          Risk-based
                                                        Capital        Capital         Capital
                                                        -------        -------         -------
December 31, 1999
-----------------
Stockholders' equity                                  $8,012,227      8,012,227      8,012,227
Unrealized loss on securities available for sale,
   net of taxes                                           78,718         78,718         78,718
General loss allowances                                     --             --          550,701
Direct equity investments                                   --             --          (15,000)
                                                      ----------     ----------     ----------

Regulatory capital computed                           $8,090,945      8,090,945      8,626,646
                                                      ==========     ==========     ==========

       A reconciliation of the Bank's equity capital at December 31, 1999 is as follows:


Stockholders' equity                                               $ 11,539,269
Less Company stockholders' equity not available
   for regulatory capital                                            (3,527,042)
                                                                   ------------

Stockholders' equity of the Bank                                   $  8,012,227
                                                                   ============



                                          Tangible          Core           Risk-based
                                          Capital          Capital           Capital
                                          -------          -------           -------
December 31, 1998
-----------------
Stockholders' equity                    $ 8,595,464        8,595,464        8,595,464
Unrealized gain on securities
   available for sale, net of taxes        (113,856)        (113,856)        (113,856)
General loss allowances                        --               --            506,534
Direct equity investments                      --               --            (15,000)
                                        -----------      -----------      -----------

Regulatory capital computed             $ 8,481,608        8,481,608        8,973,142
                                        ===========      ===========      ===========

       A reconciliation of the Bank's equity capital at December 31, 1998 is as follows:



Stockholders' equity                                               $ 13,412,830
Less Company stockholders' equity not available
   for regulatory capital                                            (4,817,366)
                                                                   ------------

Stockholders' equity of the Bank                                   $  8,595,464
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

18)    Financial Instruments with Off-Balance Sheet Risk
       -------------------------------------------------

       The Bank is a party to various transactions with off-balance sheet risk in the normal course of business. These transactions are primarily commitments to originate loans and to extend credit on previously approved unused lines of credit. These financial instruments carry varying degrees of credit and interest- rate risk in excess of amounts recorded in the consolidated financial statements.

       Commitments to originate mortgage loans of $1,141,200 at December 31, 1999 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $797,300 are in fixed rate commitments with rates ranging from 7.00% to 8.375% and $343,900 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

       The Bank has approved, but unused, home equity lines of credit of approximately $2,660,000 at December 31, 1999. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $1,160,000 at December 31, 1999. The Bank also has approved but unused credit card lines of credit of approximately $850,000.

       The Bank is currently participating with several local financial institutions in credit enhancement agreements with in-state municipalities to guarantee the repayment on municipal revenue bonds. The Bank has accepted credit risk on these various municipal projects in the amount of $1,000,000. These credit enhancements are in cooperation with the Federal Home Loan Bank of Indianapolis ("FHLB") and have pledging requirements as part of the qualifying collateral agreement with FHLB.

19)    Contingencies
       -------------

       The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

20)    Subsequent Event
       ----------------

       On January 26, 2000,  the Company  declared a quarterly  cash dividend of
       $.08  per  share,   totaling  $54,442,   payable  February  25,  2000  to
       shareholders of record as of February 11, 2000.

21)    Disclosures About the Fair Value of Financial Instruments
       ---------------------------------------------------------

       The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

       Cash and cash equivalents:
       --------------------------
       For cash and interest-bearing deposits, the carrying amount is a reasonable estimate of fair value.

       Investment  securities:
       -----------------------
       Fair values for securities held to maturity, available for sale or held for trade are based on quoted market prices as published in financial publications or on quotes from third-party brokers.

       Mortgage-backed  securities:
       ----------------------------
       Fair values for mortgage-backed securities are based on the lower of quotes received from various third-party brokers.

       Loans  receivable:
       ------------------
       The fair values of fixed-rate one-to-four family residential mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions. The fair values for other fixed and adjustable rate mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and collateral to borrowers of similar credit quality.

       Deposit liabilities:
       --------------------
       The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar original maturities.

       Borrowed money:
       ---------------
       Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

21)    Disclosures About the Fair Value of Financial Instruments (continued)
       ---------------------------------------------------------------------

       The estimated fair value of the Company's financial instruments as of December 31, 1999 and 1998 are as follows:

                                                            December 31, 1999
                                                      -----------------------------
                                                         Carrying            Fair
                                                          Amount            Value
                                                      ------------        ---------
Financial assets:
   Cash and cash equivalents                          $  5,457,738        5,457,738
   Investment securities, available for sale             5,352,142        5,352,142
   Trading securities                                    1,909,333        1,909,333
   Mortgage-backed securities, available for sale        1,868,000        1,868,000
   Loans receivable                                    105,909,909      104,015,000

Financial liabilities:
   Deposits                                           $ 88,944,925       88,551,000
   Borrowed money                                       24,675,589       23,259,000

                                                            December 31, 1998
                                                      -----------------------------
                                                         Carrying            Fair
                                                          Amount            Value
                                                      ------------        ---------
Financial assets:
   Cash and cash equivalents                          $ 9,097,416       9,097,416
   Investment securities, available for sale            6,137,219       6,137,219
   Trading securities                                   2,394,130       2,394,130
   Mortgage-backed securities, available for sale       2,649,380       2,649,380
   Loans receivable                                    89,762,417      91,079,000

Financial liabilities:
   Deposits                                           $78,997,215      79,302,000
   Borrowed money                                      21,683,000      21,854,490

22)    Condensed Parent Company Only Financial Statements
       --------------------------------------------------

       The following condensed statement of financial condition, as of December 31, 1999 and 1998 and condensed statements of income and cash flows for the years ended December 31, 1999, 1998 and 1997 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.



                   Condensed Statements of Financial Condition
                   -------------------------------------------

                                                          December 31,
                                                  ----------------------------
                                                     1999               1998
                                                  ----------         ---------
Assets
------
Cash and cash equivalents                       $    574,929            406,803
Trading securities                                 1,909,333          2,394,130
Loans receivable                                     620,118          1,723,471
Equity investment in the Bank                      8,482,502          8,988,925
Prepaid expenses and other assets                    469,600            335,245
                                                ------------       ------------

                                                  12,056,482         13,848,574
                                                ============       ============

Liabilities and Stockholders' Equity
------------------------------------

Liabilities:
------------
Accrued taxes and other liabilities                   46,938             42,283
                                                ------------       ------------

Stockholders' Equity:
---------------------
Common stock                                          11,241             11,241
Additional paid-in capital                        10,649,606         10,649,606
Retained earnings                                  7,780,655          7,317,519
Treasury stock                                    (6,219,684)        (3,844,015)
Common stock awarded by RRP                         (212,274)          (328,060)
                                                ------------       ------------

  Total stockholders' equity                      12,009,544         13,806,291
                                                ------------       ------------

                                                $ 12,056,482         13,848,574
                                                ============       ============

                              Condensed Statements of Income
                              ------------------------------



                                                            Years Ended December 31,
                                                 -----------------------------------------
                                                     1999            1998            1997
                                                 ----------      ----------      ----------

Net interest income                              $  114,740         152,693         161,293
Gain on sale of trading securities                   99,627          24,086          36,066
Unrealized gain (loss) on trading securities       (123,773)       (771,172)        560,809
Non-interest expense                               (242,094)       (270,859)       (201,164)
                                                 ----------      ----------      ----------

Net income (loss) before income taxes
  and equity in earnings of subsidiaries           (151,500)       (865,252)        557,004
Benefit from (provision for) income taxes            54,764         325,292        (217,815)
                                                 ----------      ----------      ----------

Net income (loss) before equity
   in earnings of subsidiaries                      (96,736)       (539,960)        339,189
Equity in earnings of subsidiaries                  793,577         744,602         683,864
                                                 ----------      ----------      ----------

  Net income                                     $  696,841         204,642       1,023,053
                                                 ==========      ==========      ==========


22)      Condensed Parent Company Only Financial Statements (continued)
         --------------------------------------------------------------

                                       Statement of Cash Flows
                                       -----------------------

                                                                     Years Ended December 31,
                                                         ---------------------------------------------
                                                             1999            1998              1997
                                                         -----------      -----------      -----------
Operating activities:
  Net income                                             $   696,841          204,642        1,023,053
  Equity in earnings of the Bank                            (793,577)        (744,602)        (683,864)
  Amortization of cost of stock benefit plan                 115,786          115,786          115,786
  Gain on sale of trading securities                         (99,627)         (24,086)         (36,066)
  Unrealized (gain) loss on trading
     securities held for trade                               123,773          771,172         (560,809)
  Purchase of trading securities                             (93,750)        (852,648)      (1,957,532)
  Proceeds from sale of trading securities                   554,401          124,399          680,940
  Increase in other assets                                  (134,355)        (333,787)          (1,458)
  Increase (decrease) in accrued
    taxes and other liabilities                                4,655         (179,467)         180,944
                                                         -----------      -----------      -----------

Net cash provided by (for) operating activities              374,147         (918,591)      (1,239,006)
                                                         -----------      -----------      -----------

Investing activities:
  Loan disbursements                                      (4,000,000)      (4,000,000)      (2,000,000)
  Loan repayments                                          5,103,353        5,003,353        2,203,353
                                                         -----------      -----------      -----------

Net cash provided by investing activities                  1,103,353        1,003,353          203,353
                                                         -----------      -----------      -----------

Financing activities:
  Purchase of treasury stock                              (2,375,669)      (1,620,964)      (1,498,333)
  Dividends received from Bank                             1,300,000        1,900,000        2,500,000
  Dividends paid on common stock                            (233,705)        (244,373)        (230,007)
                                                         -----------      -----------      -----------

Net cash provided by (for) investing activities           (1,309,374)          34,663          771,660
                                                         -----------      -----------      -----------

Net increase (decrease) in cash and cash equivalents         168,126          119,425         (263,993)
Cash and cash equivalents at beginning of year               406,803          287,378          551,371
                                                         -----------      -----------      -----------

Cash and cash equivalents at end of year                 $   574,929          406,803          287,378
                                                         ===========      ===========      ===========


                               AMB Financial Corp.

                             Stockholder Information

        Annual Meeting

        The annual meeting of stockholders will be held at 10:30 a.m., on April 26, 2000, at the Company's corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

        Stock Listing

        The Company's stock is trading over the counter, on the NASDAQ Small Cap Market under the symbol "AMFC".

        Price Range of Common Stock and Dividends

        The table below shows the range of high and low bid prices and dividends paid in fiscal 1999. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

               Quarter Ended                High          Low          Dividends
               -------------                ----          ---          ---------

              March 31, 1999               13.750       10.375           $0.08
              June 30, 1999                14.250       11.250           $0.08
              September 30, 1999           15.375       13.000           $0.08
              December 31, 1999            13.875       11.750           $0.08

        The Board of Directors will consider the payment of future cash dividends based on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. See Note 17 of the Notes to the Consolidated Financial Statements for information regarding limitations of the Bank's ability to pay dividends to the Company.

        As of December 31, 1999, the Company had 360 stockholders of record and 703,329 outstanding shares of common stock.

        Shareholder General Inquiries                        Transfer Agent

        Clement B. Knapp, Jr., President              Registrar & Transfer Co.
        AMB Financial Corp.                           10 Commerce Drive
        8230 Hohman Ave.                              Cranford, New Jersey 07016
        Munster, Indiana  46321                       (800) 456-0596
        (219) 836-5870

                               AMB Financial Corp.

                              Corporate Information

        Corporate Office

        AMB Financial Corp.                        Telephone (219) 836-5870
        8230 Hohman Avenue                         Fax       (219) 836-5883
        Munster, IN  46321                         Web site  ambfinancial.com

        Directors of the Board                     AMB Financial Corp.
                                                        Officers

        Clement B. Knapp, Jr.                      Clement B. Knapp, Jr.
        President since 1977.                      Chairman of the Board,
        Chief Executive Officer


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

        Sara E. Meeks
        AMB Financial Corp.
        8230 Hohman Avenue
        Munster, Indiana 46321
        (219) 836-5870