Form 10KSB, Exhibit 13
period 2000-12-30
AMB FINANCIAL CORP
filed 2001-04-02
CIK 915393

================================================================================

                                Table of Contents

================================================================================

President's Message ..............................................  2

Selected Consolidated Financial Information ......................  3

Management's Discussion and Analysis of Financial

President's Message
To Our Stockholders

On behalf of the Board of Directors, Officers and Employees of AMB Financial Corp. (the Company), and its wholly owned subsidiary, American Savings, FSB (the Bank), I am pleased to present our 2000 Annual Report.

As we enter our 91st year of servicing the financial needs of the people and businesses in Northwest Indiana we are pleased with our progress in 2000. Our primary goals are to remain an independent and viable community bank and to take the necessary steps to increase the value of your investment in our company.

In the last year our total assets grew 6.2% or $7.9 Million to $135.7 Million. Total loans increased 6.2% or $6.6 Million and our liabilities increased 6.9% or $8.0 Million. The Company had net income of $825,000, representing $.93 per diluted share. The 2000 return on average assets was .63%, the return on average equity 7.47%.

During 2000 the Company repurchased 115,000 shares. As of December 31, 2000 the number of outstanding shares was 939,475, adjusted for the three for two stock split on June 14, 2000. Book value per share, as of December 31, 2000 was $12.24.

During the year the Bank purchased the Dyer office building. During the second half of 2001, the Bank plans to expand its office space and consolidate the loan department in part of the available space at this location. We hope to provide increased efficiency with this move.

Our strategy for the year 2001 continues to emphasize strong growth and aggressive stock repurchases. I believe that this strategy is in the best interest of both the Bank and the stockholders.

Our financial performance and our stock performance are available on our web site at http://www.ambfinancial.com. I urge you to visit our site to view this information and utilize its other services.

The entire staff of the Bank and the Company appreciates your commitment and support, and we look forward to a long and profitable relationship.

Sincerely,

/s/ Clement B. Knapp, Jr. Clement B. Knapp, Jr. President

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (Dollars in thousands except per share data)

                                                                          For the Year  Ended December 31
                                                        ---------------------------------------------------------------
                                                           2000         1999          1998          1997          1996
                                                        ---------------------------------------------------------------
SELECTED OPERATING DATA:

Total interest income                                    $ 9,209       $ 8,252       $ 7,969       $ 7,120      $ 5,957
Total interest expense                                     5,859         4,904         4,570         3,793        2,955
                                                         -------       -------       -------       -------      -------
     Net interest income                                   3,350         3,348         3,399         3,327        3,002
Provision for loan losses                                    124           119           102            74            0
                                                         -------       -------       -------       -------      -------
Net interest income after provision for loan losses        3,226         3,229         3,297         3,253        3,002
                                                         -------       -------       -------       -------      -------

Non-interest income:
Fees and service charges                                     468           450           450           349          263
Commission income                                             59            46            55            78           57
Gain (loss) on sale of securities                            (64)          116            68            58           53
Unrealized gain (loss) on trading securities                 122          (124)         (771)          561           46
Gain on sale of deposits                                      --            --            27            --           --
Gain (loss) on sale of real estate owned                      --            10            (2)            5           28
Loss from investment in joint venture                        (93)          (54)          (11)           --           --
Other                                                        227           168           123            81           64
                                                         -------       -------       -------       -------      -------
       Total non-interest income                             719           612           (61)        1,132          511
                                                         -------       -------       -------       -------      -------

Non-interest expense:
Compensation and benefits                                   1411          1345          1377         1,294        1,129
Office occupancy and equipment expenses                      366           311           309           353          334
Data processing                                              425           398           368           336          295
Federal deposit insurance premiums                            18            47            45            41          130
SAIF special assessment                                       --            --            --            --          389
Professional fees                                            173           135           167           131          138
Other                                                        565           580           613           531          442
                                                         -------       -------       -------       -------      -------
      Total non-interest expense                           2,958         2,816         2,879         2,686        2,857
                                                         -------       -------       -------       -------      -------

Income before income taxes                                   987         1,025           357         1,698          656
Income tax provision                                         162           328           152           675          214
                                                         -------       -------       -------       -------      -------
Net income                                                   825           697           205         1,023          442
                                                         -------       -------       -------       -------      -------

Basic earnings per share                                 $  0.93       $  0.64       $  0.16       $  0.75      $  0.29
Diluted earnings per share                               $  0.93       $  0.64       $  0.16       $  0.73      $  0.29

        *-All earnings per share data has been adjusted to reflect the 3 for 2 stock split in 2000.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                             (Dollars in thousands)

                                                                        At December 31,
                                                      --------------------------------------------------------------
                                                           2000         1999          1998         1997        1996
                                                      --------------------------------------------------------------
SELECTED FINANCIAL DATA:

Total assets                                           $135,699     $127,786      $116,913      $99,796     $86,102
Loans receivable, net                                   112,482      105,910        89,762       77,093      67,366
Investment securities and interest bearing deposits       6,637        8,013        13,359       12,115      10,578
Mortgage-backed securities                                3,424        1,868         2,649        3,494       4,019
Trading securities                                          936        1,909         2,394        2,413         539
Deposits                                                 89,712       88,945        78,997       71,700      60,411
Borrowed funds                                           32,368       26,009        23,074       12,000       9,500
Stockholder's equity                                     11,499       11,539        13,413       14,770      15,170

                                                                         At or For the Year Ended December 31,
                                                     -----------------------------------------------------------------------------
                                                           2000           1999            1998            1997            1996
                                                     -----------------------------------------------------------------------------

SELECTED FINANCIAL RATIOS AND OTHER DATA:
-----------------------------------------

Return on average assets (1)                               0.63%         0.58%          0.18%          1.07%          0.84%
Return on average stockholders' equity (1)                 7.47           5.68            1.46            7.06            5.02
Average stockholders' equity to
   average assets                                          8.44          10.14           12.61           15.10           16.78
Stockholders' equity to total assets                       8.47           9.03           11.47           14.80           17.62
Interest rate spread during period                         2.55           2.70            2.86            3.10            3.37
Net interest margin                                        2.75           2.98            3.29            3.67            3.97
Operating expenses to average assets (1)                   2.26           2.33            2.59            2.80            3.07
Efficiency ratio (2)                                      72.61          71.11           87.41           60.28           70.23
Non-performing assets to total assets                      0.69           0.73            0.43            0.34            0.35
Allowance for loan losses to non-
   performing loans                                       58.76          59.32          104.87          133.12          116.27
Allowance for loan losses to loans
   receivable, net                                         0.49           0.56            0.56            0.53            0.53
Ratio of  average interest-earning
assets to average interest-bearing liabilities            1.04x          1.06x           1.10x           1.14x           1.16x
Number of full-service offices                                3              3               3               4               4

(1)  Excludes the effect of the special SAIF charge in 1996.
(2)  Non-interest expense, excluding SAIF special assesment, divided by net-interest income plus other income except for gains and losses on investments available for sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General AMB Financial Corp. (the “Company”) is the thrift holding company for American Savings FSB, (the “Bank”), a federally chartered savings bank. Collectively, the Holding Company and the Bank are referred to herein as the “Company.” On March 29, 1996, the Bank converted from a mutual savings bank to a stock savings bank (the “Conversion”). Concurrent with the Conversion, the Company sold 1,124,125 shares of its common stock in a subscription and community offering at a price of $10.00 per share.

The Company’s primary market area consists of the northwest portion of Lake County, Indiana. Business is conducted from its main office at 8230 Hohman Avenue, Munster, Indiana, as well as two full-service banking offices located in Dyer, and Hammond, Indiana. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one-to-four-family residences. To a lesser extent, funds are invested in commercial real estate, consumer, commercial business, construction, multi-family and land loans. The Company also invests in mortgage-backed and other investment securities.

The Company’s results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings and to a lesser degree, non-interest income and non-interest expense. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. Non-interest income primarily consists of service charges, fees on deposit and loan products and, on occasion, securities gains or losses. The Company’s non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, data processing service fees, federal deposit insurance premiums, and other operating expenses.

The Company’s results of operations are also affected by general economic conditions, the monetary and fiscal policies of Federal agencies and the policies of agencies that regulate financial institutions. Future changes in applicable laws, regulations or government policies may have a material impact on the Company. Lending activities are influenced by the demand for real estate loans and other types of loans, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (including rates on non-deposit investment alternatives), account maturities, and the levels of personal income and savings in the Company’s market area.

Operating Strategy. The Company’s basic mission is to maintain its focus as independent, community-oriented financial institution-serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company’s loan delinquencies and vulnerability to changes in interest rates. The key components of the Company’s operating strategy are to: (i) focus its lending operations on the origination of loans secured by one-to-four-family residential real estate; (ii) supplement its one-to-four-family residential lending activities with commercial real estate, consumer, commercial business, construction, multi-family and land loans; (iii) augment its lending activities with investments in purchased loans, mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets when market conditions permit (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, to the extent practicable, the volume of the Company’s assets and liabilities.

Management and the Board of Directors of the Company have sought to enhance shareholder value by using excess capital to repurchase outstanding shares when business and market conditions warrant.

Forward-Looking Statements. When used throughout this document, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected,” or similar expressions are intended to identify “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank’s market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank’s market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Company’s financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

The Company does not undertake, and specifically disclaims any obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Analysis of Financial Condition. Total assets of the Company increased $7.9 million, or 6.2% to $135.7 millions at December 31, 2000, compared to $127.8 million at December 31, 1999, due primarily to an increase in loans receivable funded with borrowed money.

Cash and short-term investments decreased by $843,000 to $4.6 million at December 31, 2000 from a combined $5.5 million at December 31, 1999. The Company utilized $1.0 million to purchase 115,500 shares of common stock into treasury during the year.

Investment securities available for sale decreased by $1.5 million to $3.9 million at December 31, 2000. The decrease is primarily due to the sale of $1.5 million of short-term U.S. Treasury notes which were reinvested in mortgage-backed securities. Gross unrealized gains in the available for sale portfolio were $8,000 at December 31, 2000 compared to gross unrealized losses of $120,000 at December 31, 1999.

Mortgage-backed securities available for sale increased by $1.5 million to $3.4 million at December 31, 2000. The increase is primarily due to purchases of $998,000 of fixed rate GNMA securities and $1.2 million of fixed rate FHLMC Gold securities offset by prepayments and amortization of $360,000 and sales of $362,000.

Trading securities decreased by $973,000 to $936,000 at December 31, 2000, as a result of the Company reducing its exposure to community bank and thrift stocks through the sale of a thrift common stock mutual fund investment in the amount of $885,000 and other smaller stock sales.

Loans receivable increased to $112.5 million at December 31, 2000, a $6.6 million or 6.2% increase from December 31, 1999, as new originations of both residential and non-residential loans of $22.7 million and loan purchases of $6.8 million exceeded loan repayments of $22.8 million. The Company continues to remain focused on an aggressive lending effort, as evidenced by the better than 15% average annual increase over the last five years.

Liabilities increased from $116.2 million at December 31, 1999, to $124.2 million at December 31, 2000, an increase of $8.0 million, or 6.9%. The primary reason for the increase in total liabilities was an increase in borrowed money. Borrowed money, which consists of FHLB of Indianapolis advances, increased during 2000 by $6.4 million to $31.1 million at December 31, 2000. Rates on advances drawn during the year ranged from 4.98% to 7.23% and were utilized to fund loan originations and loan purchases. The weighted average term to maturity of the Company’s FHLB advances was approximately 4.0 years at December 31, 2000. Deposits increased modestly during the year by $767,000 to $89.7 million at December 31, 2000. The increase is primarily due to interest credited to deposits of $3.5 million offset by deposit outflows of $2.7 million.

Total stockholders’ equity decreased by $40,000 to $11.5 million at December 31, 2000 from the balance at December 31, 1999. This decrease was due to the repurchase of common stock in the amount of $1.05 million and the payment of dividends on common stock of $202,000, which was offset by net income of $825,000, an increase of $148,000 in the net unrealized gain on securities available for sale and normal amortization of RRP and ESOP benefits of $235,000. The Company is no longer subject to regulatory limitations on stock repurchases and intends to continue modest repurchases of stock depending on future market conditions, investment opportunities and capital levels.

Analysis of Net Interest Income. Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

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

ANALYSIS OF NET INTEREST INCOME TABLE

                                                                            For the Year Ended December 31
                                                                               (Dollars in thousands)
                                          ------------------------------------------------------------------------------------------------------------
                                                            2000                           1999                            1998
                                          ------------------------------------------------------------------------------------------------------------
                                          Average     Interest                  Average      Interest                Average      Interest
                                        Outstanding    Earned/     Yield/     Outstanding     Earned/   Yield/     Outstanding     Earned/     Yield/
                                          Balance       Paid        Rate        Balance        Paid      Rate        Balance        Paid        Rate
Interest-Earning Assets

   Loans receivable (1)                    109,132       8,484     7.77%        96,000         7,420     7.73%        86,033         7,027      8.17%
   Mortgage-backed securities                2,932         209     7.13%         2,277           153     6.72%         3,033           204      6.73%
   Investment securities                     6,077         271     4.46%         8,335           371     4.45%         9,198           444      4.83%
   Interest-bearing deposits                 2,164         130     6.01%         4,226           200     4.73%         4,072           213      5.23%
   FHLB stock                                1,394         115     8.25%         1,347           108     8.02%         1,013            81      8.00%
                                         ------------------------------------------------------------------------------------------------------------
  Total interest-earning assets          $ 121,699   $   9,209     7.57%     $ 112,185     $   8,252     7.36%     $ 103,349     $   7,969      7.71%
                                         ------------------------------------------------------------------------------------------------------------
Interest-Bearing Liabilities
  Passbook accounts                         14,745         402     2.73%        15,361           420     2.73%        15,841           453      2.86%
  Demand and NOW accounts                   11,151         217     1.95%        10,853           226     2.08%        10,028           221      2.20%
  Certificate accounts                      66,504       3,757     5.65%        56,075         2,929     5.22%        49,707         2,800      5.63%
  Borrowings                                24,398       1,483     6.08%        23,051         1,329     5.77%        18,663         1,096      5.87%
                                         ------------------------------------------------------------------------------------------------------------
 Total interest-bearing liabilities      $ 116,798   $   5,859     5.02%     $ 105,340     $   4,904     4.66%     $  94,239     $   4,570      4.85%
                                         -------------------------------------------------------------------------------------------------------------
Net interest income                                     $3,350                                $3,348                                $3,399
                                                     =========                             =========                             =========
Net interest rate spread                                           2.55%                                 2.70%                                  2.86%
                                                                  ======                                 ====                                 ======
Net earning assets                          $4,901                              $6,845                                $9,110
                                         =========                           =========                             =========
Net yield on average
  interest-earning assets                                          2.75%                                 2.98%                                  3.29%
                                                                  =====                                  ====                                 ======
Average interest-earning assets to
  average interest-bearing liabilities                    1.04x                                 1.06x                                1.10x
                                                    ==========                             =========                             =========

(1)  Calculated net of deferred loan fees, loan premiums and discounts, loans in process and allowance for losses.

The table below presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest bearing liabilities have affected the Company’s interest income and interest expense during the period indicated. Information is provided in each category with respect to (i) changes attributable to changes in rate (changes in rate multiplied by prior volume), (ii) changes attributable to changes in volume (changes in volume multiplied by prior rate), (iii) changes attributable to the combined impact of volume and rate (changes in the rate multiplied by the changes in the volume), and (iv) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                           For the Year Ended December 31,
                                                           -------------------------------

                                         2000 Compared to 1999                      1999 Compared to 1998
                                        Increase (Decrease) Due to                  Increase (Decrease) Due to
                               -----------------------------------                  -----------------------------------
                                                            Rate/                                                           Rate/
                                   Rate       Volume        Volume       Net          Rate         Volume       Volume       Net
                               ------------------------------------------------     ----------------------------------------------
                                                                      (Dollars in thousands)
Interest-earning assets:
Loans receivable, net               43        1,015            6        1,064         (377)         814          (44)         393
Mortgage-backed
   securities                        9           44            3           56           --          (51)          --          (51)
Investment securities                1         (101)          --         (100)         (34)         (42)           3          (73)
Interest-bearing deposit            54          (98)         (26)         (70)         (20)           8           (1)         (13)
FHLB Stock                           3            4           --            7           --           27           --           27
                                ------       ------       ------       ------       ------       ------       ------       ------
      Totals                       110          864          (17)         957         (431)         756          (42)         283
                                ------       ------       ------       ------       ------       ------       ------       ------

Interest-bearing liabilities:
Passbook accounts                   (1)         (17)          --          (18)         (20)         (14)           1          (33)
Demand and Now
   accounts                        (15)           6           --           (9)         (12)          18           (1)           5
Certificate accounts               239          545           44          828         (204)         359          (26)         129
Borrowed funds                      72           78            4          154          (20)         258           (5)         233
                                ------       ------       ------       ------       ------       ------       ------       ------
     Totals                        295          612           48          955         (256)         621          (31)         334
                                ------       ------       ------       ------       ------       ------       ------       ------

Net change in net
   interest income                                                          2                                                 (51)
                                                                       ------                                              ------

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999.

Net Income. The Company’s net income for the year ended December 31, 2000 was $825,000, an increase of $128,000 compared to the year ended December 31, 1999. This increase was primarily due to an increase in non-interest income of $107,000 and a reduction in income tax expense of $166,000 offset by an increase in non-interest expense of $142,000.

Interest Income. Total interest income increased $957,000 or 11.6% for the year ended December 31, 2000 compared to the prior year. This increase was due to a combination of higher rates and higher average volume of interest earning assets. The higher volume is primarily due to loans receivable as a result of the Company’s continued aggressive lending efforts. Interest income from loans increased $1.1 million almost entirely as a result of the increased volume. The higher rates were primarily due to higher short term interest rates throughout the year which impacted to some degree all interest earning assets.

Interest Expense. Total interest expense increased $955,000 or 19.5% for the year ended December 31, 2000 compared to the prior year. This increase was due to a combination of higher rates and higher average volume of interest bearing liabilities. Interest on deposits increased by $801,000, or 22.4% for the year ended December 31, 2000, due to a $10.1 million increase in the average balance of deposit accounts, primarily certificates of deposits, as well as a 40 basis point increase in the average cost of deposits. Interest on borrowings increased $154,000, or 11.6% over the prior year period due to average higher volumes of $1.3 million and a 35 basis point increase in the average cost of borrowings.

Provision for Loan Losses. The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level deemed adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors, which, in management’s judgment, deserve current recognition in estimating losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans, and economic conditions.

A provision for loan losses of $124,000 was recorded during the year ended December 31, 2000 as compared to $119,000 in the prior year. The increase in the provision for loan losses was due primarily to the continuing growth in loans receivable. Management believes that the total allowance of $701,000 on total loans of $113.8 million at December 31, 2000, is adequate given the area economic conditions, the level of impaired and non-performing loans, and the composition of the loan portfolio. The allowance is maintained at a level which represents management’s best estimate of losses in the portfolio and such losses are both probable and reasonably estimatable. At December 31, 2000, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

Non-performing loans at December 31, 2000 increased to $1.1 million, or .97% of net loans receivable, compared to $929,000 of .88% of net loans receivable as of December 31, 1999. The increase in non-performing loans from December 31, 1999 relates to additional delinquent one-to-four family mortgage loans secured by real estate. Included in non-performing loans at December 31, 2000, is a $556,000 non-residential participation construction loan that is currently in the foreclosure process. At December 31, 2000, management had authorized the establishment of a specific valuation reserve against this loan in the amount of $150,000. On February 23, 2001, the Bank entered into an agreement where, for consideration in the amount of $530,000, the Bank will assign, transfer and set over to the lead lender all of its right title and interest in the loan participation. The remaining loan balance at this date of approximately $28,000 has been charged off against the bank’s general allowance for loan losses. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Non-Interest Income. The Company’s non-interest income increased by $107,000 to $719,000 for the year ended December 31, 2000 as compared to $612,000 recorded in 1999. The increase in non-interest income is primarily attributable to income from unrealized gains on trading securities. The Company’s trading portfolio, which is comprised of holdings in community bank and thrift stocks, performed well during the year. For the year ended December 31, 2000, the Company recorded unrealized gains in the trading portfolio of $122,000 as compared to recording a net loss in the prior year of $124,000. In addition, the Company recorded higher deposit related fee income of $69,000 due in part to increased volume of transactions and increased ATM fee charges, increased commission income of

$14,000 due to increased sales of annuity products and $59,000 in other income, primarily from increased cash surrender value on life insurance products. Non-interest income declined in part by $51,000 from decreased loan fees and service charges, due to a decline in the volume of mortgage loan originations, and an additional loss of $40,000 related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an additional offsetting $85,000 income tax credit during the year which resulted in the reduction of the Company’s effective income tax rate.

Non-Interest Expense. The Company’s non-interest expense increased $142,000 to $3.0 million for the year ended December 31, 2000 $2.8 million in the prior year. The increase was primarily attributable to an increase in compensation and benefits of $66,000 due to new hirings and normal salary and benefit increases, an increase of $55,000 in occupancy and equipment expenses related to increased depreciation and maintenance charges, increased data processing costs of $27,000 due to an increase in volume, fees and added services and an increase in professional fees of $38,000. These increases were offset by a decline in advertising costs of $45,000, due to fewer deposit promotions and in FDIC insurance premiums of $29,000.

Income Taxes. Income tax expense for the year ended December 31, 2000 decreased $166,000 to $162,000 compared to $328,000 for the 1999 year. This decrease was primarily attributable to increased low-income housing tax credits of $85,000 discussed above as well as current year tax benefit resulting from the Company’s restructuring of the ESOP program.

Comparison of Operating Results for the Years Ended December 31, 1999 and 1998.

Net Income. The Company’s net income for the year ended December 31, 1999 was $697,000 as compared to $205,000 for the same period in 1998, an increase of $492,000. The Company’s prior year’s period was affected by an unrealized loss on trading securities of $771,000 as compared to the current year’s unrealized loss on trading securities of $124,000.

Interest Income. Interest income for the year ended December 31, 1999 increased $283,000 or 3.6%, as compared to the prior year. The increase in interest income was the result of an increase in average interest-earning assets of $8.8 million, partially offset by a decrease in the average asset yield to 7.36% from 7.71%. Interest income on loans increased $392,000 as a result of a $10.0 million increase in average loans receivable, offset by a 44 basis point decrease in the average yield of the loan portfolio. Interest income on both mortgage-backed and investment securities declined as a result of decreases in the average balance of both securities as well as declines in the average yield. The lack of additional purchase activity in these types of investments is a result of the Company’s strategy and ability to originate and purchase loans for its own investment portfolio.

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

Provision for Loan Losses. The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level deemed adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors, which, in management’s judgment, deserve current recognition in estimating losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans, and economic conditions.

A provision of $119,000 was recorded during the year ended December 31, 1999 while a provision of $102,000 was recorded in the comparable 1998 period. The increase in the provision for losses on loans was due to the continuing growth in the loan portfolio and is based upon management’s review of the loan portfolio by property type and delinquency status. There were no significant individual loans, which contributed to the increase in the allowance, and there were no regulatory requests for additional provisions for loan losses during the years ended December 31 1999 or 1998. Net charge offs for the year ended December 31, 1999 amounted to $35,000.

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

Non-Interest Income. The Company’s non-interest income increased $672,000 for the year ended December 31, 1999 compared with the previous year. The increase was directly related to an increase in unrealized gains and losses on trading securities. For the year ended December 31, 1999, the Company recorded an unrealized loss on trading securities of $124,000 compared to an unrealized loss of $771,000 recorded in the prior year. The Company’s trading portfolio, which consists primarily of equity investments in community and regional financial institutions, although at times appears to have stabilized, has yet to experience any sustained turnaround from the devastating declines suffered during the second half of 1998. Non-interest income, exclusive of unrealized losses on trading securities, increased during the year 1999 by $25,000 to $736,000 from $710,000 in the 1998 year. This increase resulted from an increase of $48,000 in gains on the sale of trading securities and securities available for sale, a $12,000 increase in gain on the sale of real estate owned, and $36,000 in increased other operating income primarily from an increase in cash surrender value from insurance policies. This increase was offset by an additional $43,000 loss from investment in low-income housing joint venture, and a $27,000 profit from the sale of the East Chicago deposit accounts in 1998, which did not occur in 1999.

Non-Interest Expense. The Company’s non-interest expense decreased $63,000 to $2.8 million for the year ended December 31, 1999 compared to $2.9 million for the previous year. The decrease was primarily the result of decreased staffing costs of $32,000, due in part to $44,000 of bonuses paid and expensed during the first quarter of 1998 that did not occur during 1999, a $29,000 loss on the disposition of the Bank’s East Chicago facility in 1998, and a $51,000 decrease in other non-interest expense, primarily in decreased professional service fees and increased efficiencies in operations. This decrease was offset by an increase in data processing costs of $29,000, due to increased transaction charges andY2K expenditures, and increased advertising costs of $19,000 as a result of special promotions of certificate and loan products, and PC banking services.

Provision for Income Taxes. Income tax expense for the year ended December 31, 1999 increased $176,000 to $328,000 compared to $152,000 for the 1998 year. Income taxes increased primarily as a result of an increase in pre-tax income. The Company’s effective tax rate, however, did decline during the year ended December 31, 1999 to 32.0% from 42.6% in the prior year due to the recognition of $54,000 in low income housing tax credits provided through an investment in a limited partnership organized to build, own and operate a 56 unit low income apartment complex.

Qualitative and Quantitative Disclosure of Market Risk

The principal objectives of the Company’s interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company’s business focus, operating environment, capital and liquidity requirements, and performance objectives; (ii) quantify and monitor the amount of interest rate risk inherent in the asset/liability structure; and (iii) modify the Company’s asset/liability structure, as necessary, to manage interest rate risk and net interest margins in changing rate environments. Management seeks to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing periods. The Company does not currently engage in the use of off-balance sheet derivative instruments to control interest rate risk. Even though such activity may be permitted with the approval of the Board of Directors, management does not intend to engage in such activity in the immediate future.

Notwithstanding the Company’s interest rate risk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings and net asset value of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities and net asset value, falling interest rates could result in a decrease in net interest income and net asset value. Finally, a flattening of the “yield curve” (i.e., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company’s assets have a longer average term than its liabilities.

In managing the Company’s asset/liability position, the Board and management attempt to manage the Company’s interest rate risk while enhancing net interest margins. However, the Board of Directors continues to believe that the increased net interest income resulting from a mismatch in the maturity of the Company’s asset and liability portfolios can, during periods of declining or stable interest rates and periods in which there is a substantial positive difference between long- and short-term interest rates (i.e., a “positively sloped yield curve”), can provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. As a result, the Company’s results of operations and net portfolio values remain significantly vulnerable to increases in interest rates and to fluctuations in the difference between long- and short-term interest rates.

Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive adjustable-rate loans. At December 31, 2000, adjustable-rate loans represented $42.1 million, or 37.0% of the total loan portfolio. Second, significant portions of the Company’s other debt securities (primarily U.S. Government and agency securities) are intermediate-term instruments with $3.8 million of such securities contractually maturing within five years of December 31, 2000. Third, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 2000, the Company had $14.1 million of regular savings accounts, $2.9 million of money market accounts and $8.0 million of NOW, checking and club accounts. Overall, these accounts comprised 27.8% of the Company’s total deposit base. Fourth, most of the mortgage-backed securities purchased by the Company in recent years had adjustable interest rates and/or short or intermediate effective terms to maturity,

One approach used by management to qualify interest rate risk is the net portfolio value (“NPV”) analysis. NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. This approach attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates.

Presented below, as of December 31, 2000, is an analysis of the Bank’s interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Company’s NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Company would pay on its deposits in the event of a rate increase would increase more rapidly than the yield on its assets because the Company’s deposits generally have shorter periods to repricing.

                INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE

         Assumed                                                      NPV as % of Present
Change in Interest Rates             Net Portfolio Value                Value of Assets
------------------------   --------------------------------------   -----------------------
     (Basis Points)        $ Amount       $ Change       % Change    % Ratio      Bp Change
     --------------        --------       --------       --------    -------      ---------

          +300                7,413         -2,530           -25       5.82           -159
          +200                8,395         -1,548           -16       6.47            -94
          +100                9,282           -661            -7       7.03            -38
                              9,943                                    7.41
          -100               10,013             70             1       7.37             -4
          -200                9,760           -183            -2       7.10            -31
          -300                9,649           -294            -3       6.92            -49

Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interests’ rate scenarios. It was also assumed that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank’s assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of the Company’s business activities.

Liquidity and Capital Resources.The Company’s primary sources of funds are deposits, principal and interest payments on loans and securities and, to a lesser extent, borrowings and proceeds from the sale of loans and securities. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

The primary investing activity of the Company is the origination and purchase of real estate and other loans. During the years ended December 31, 2000, and 1999, the Company’s disbursements for loan originations totaled $22.7 million, and

$24.6 million respectively and loan purchases totaled $6.8 million and $24.0 million respectively.

For the years ended December 31, 2000, and 1999, the Company experienced net increases in deposits (including the effect of interest credited) of $767,000 and $9.9 million respectively. Proceeds from FHLB advances were $20.6 million in fiscal 2000, and $9.0 million in fiscal 1999. FHLB advances of $14.2 million and $6.0 million were repaid in fiscal 2000 and 1999 respectively.

The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 2000, the Company’s borrowing limit from the FHLB of Indianapolis was approximately $55.9 million, with unused borrowing capacity of $24.8 million at that date.

The Company’s most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company’s operating, financing and investing activities during any given period. At December 31, 2000 and 1999, cash and cash equivalents totaled $4.6 million and $5.5 million, respectively.

At December 31, 2000, the Company had outstanding loan origination commitments of $1.3 million, undisbursed construction loans in process of $676,000 and approved but unused lines of credit extended to customers of $4.9 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 2000 totaled $39.0 million. Based on the Company’s most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% capital ratio, a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. The Bank satisfied these minimum capital standards at December 31, 2000 with tangible and leverage capital ratios of 6.66% and a total risk-based capital ratio of 12.01%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings bank must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder’s equity to arrive at the various regulatory capital amounts.

The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. The Bank paid a dividend of $220,000 to the Company during the year ended December 31, 2000 compared to a $1.3 million and $1.9 million dividend during the years ended December 31, 1999 and 1998. The dividends have been primarily used by the Company to repurchase common stock for the treasury. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

Impact of Inflation and Changing Prices. The consolidated financial statements and related data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
AMB Financial Corp.

           We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2000, in conformity with generally accepted accounting principles.

/s/ Cobitz, VandenBerg and Fenessy,

January 12, 2001
Palos Hills, Illinois

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

                                                                                              December 31,
                                                                                   ----------------------------------
                                                                                         2000                1999
Assets
------
Cash and amounts due from depository institutions                                  $   3,529,829           4,180,088
Interest-bearing deposits                                                              1,084,703           1,277,650
                                                                                   -------------       -------------
   Total cash and cash equivalents                                                     4,614,532           5,457,738
Investment securities, available for sale, at fair value (note 2)                      3,928,311           5,352,142
Trading securities (note 3)                                                              936,159           1,909,333
Mortgage-backed securities, available for sale, at fair value (note 4)                 3,423,944           1,868,000
Loans receivable (net of allowance for loan losses:
  2000 - $701,173; 1999 - $590,701) (note 5)                                         112,482,467         105,909,909
Investment in limited partnership (note 6)                                             1,233,772           1,327,000
Stock in Federal Home Loan Bank of Indianapolis                                        1,624,400           1,383,500
Office properties and equipment - net (note 7)                                         2,251,267             399,867
Accrued interest receivable (note 8)                                                     720,970             642,111
Prepaid expenses and other assets (note 9)                                             4,483,022           3,536,270
                                                                                   -------------       -------------

   Total assets                                                                      135,698,844         127,785,870
                                                                                   =============       =============

Liabilities and Stockholders' Equity
------------------------------------

Liabilities:
------------
Deposits (note 10)                                                                    89,711,720          88,944,925
Borrowed money (note 11)                                                              31,108,134          24,675,589
Note payable                                                                           1,260,088           1,333,324
Advance payments by borrowers for taxes and insurance                                    468,264             431,676
Other liabilities (note 12)                                                            1,651,287             861,087
                                                                                   -------------       -------------
   Total liabilities                                                                 124,199,493         116,246,601
                                                                                   -------------       -------------

Stockholders' Equity:
---------------------

Preferred stock, $.01 par value: authorized
  100,000 shares; none outstanding                                                            --                  --
Common stock,  $.01 par value:  authorized 1,900,000  shares;
  1,686,169 shares issued and 939,475 shares outstanding at December 31, 2000
  and 1,054,975 shares outstanding at December 31, 1999                                   16,862              16,862
Additional paid-in capital                                                            10,822,244          10,793,053
Retained earnings, substantially restricted                                            8,404,133           7,780,655
Accumulated other comprehensive income, net of income taxes                               68,462             (79,763)
Treasury stock, at cost (746,694 and 631,194 shares at
  December 31, 2000 and 1999)                                                         (7,266,212)         (6,219,684)
Common stock acquired by Employee Stock Ownership Plan                                  (449,650)           (539,580)
Common stock awarded by Recognition and Retention Plan                                   (96,488)           (212,274)
                                                                                   -------------       -------------
   Total stockholders' equity (notes 16 and 17)                                       11,499,351          11,539,269
                                                                                   -------------       -------------

Commitments and contingencies (notes 18 and 19)

   Total liabilities and stockholders' equity                                      $ 135,698,844         127,785,870
                                                                                   =============       =============

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Income

                                                                            Years Ended December 31,
                                                                -----------------------------------------------
                                                                     2000             1999              1998
                                                                     ----             ----              ----
Interest income:
  Interest on loans                                             $ 8,484,266         7,419,764         7,027,445
  Interest on mortgage-backed securities                            209,354           153,111           204,014
  Interest on investment securities                                 270,995           371,083           443,942
  Interest on interest-bearing deposits                             130,199           200,325           212,488
  Dividends on Federal Home Loan Bank stock                         115,020           107,719            81,208
                                                                -----------       -----------       -----------
     Total interest income                                        9,209,834         8,252,002         7,969,097
                                                                -----------       -----------       -----------

Interest expense:
  Interest on deposits                                            4,376,137         3,574,843         3,474,206
  Interest on borrowings                                          1,483,301         1,329,235         1,096,056
                                                                -----------       -----------       -----------
     Total interest expense                                       5,859,438         4,904,078         4,570,262
                                                                -----------       -----------       -----------

     Net interest income before provision  for loan losses        3,350,396         3,347,924         3,398,835
Provision for loan losses (note 5)                                  124,180           119,024           102,047
                                                                -----------       -----------       -----------
     Net interest income after provision for loan losses          3,226,216         3,228,900         3,296,788
                                                                -----------       -----------       -----------

Non-interest income:
  Loan fees and service charges                                     105,646           156,833           143,640
  Commission income                                                  59,308            45,781            55,416
  Unrealized gain (loss) on trading securities - net                121,818          (123,773)         (771,172)
  Gain (loss)on sale of trading securities                          (59,404)           99,627            24,086
  Gain (loss)on sale of investment securities                        (4,676)           15,981            44,204
  Gain (loss) on sale of real estate owned                               --             9,904            (1,696)
  Gain on sale of deposit accounts                                       --                --            27,033
  Loss from limited partnership (note 6)                            (93,228)          (53,925)          (10,529)
  Deposit related fees                                              362,708           293,548           305,896
  Other income                                                      226,516           167,657           122,530
                                                                -----------       -----------       -----------
     Total non-interest income                                      718,688           611,633           (60,592)
                                                                -----------       -----------       -----------

Non-interest expense:
  Staffing costs (notes 13 and 14)                                1,410,794         1,345,027         1,376,916
  Advertising                                                        72,458           117,011            98,036
  Occupancy and equipment expenses (note 7)                         365,742           311,297           309,385
  Data processing                                                   424,570           397,545           368,335
  Professional fees                                                 172,538           134,640           167,386
  Federal deposit insurance premiums                                 18,389            47,150            45,112
  Loss on disposition of fixed assets                                 7,823                --            28,798
  Other                                                             485,629           463,128           485,415
                                                                -----------       -----------       -----------
     Total non-interest expense                                   2,957,943         2,815,798         2,879,383
                                                                -----------       -----------       -----------

Income before income taxes                                          986,961         1,024,735           356,813
  Income taxes (note 15)                                            161,577           327,894           152,171
                                                                -----------       -----------       -----------

     Net income                                                 $   825,384           696,841           204,642
                                                                ===========       ===========       ===========

Earnings per share -
     Basic                                                      $       .93               .64               .16
     Diluted                                                    $       .93               .64               .16

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
Three Years Ended December 31, 2000

                                                                                  Accumulated                 Common     Common
                                                         Additional                  Other                     Stock      Stock
                                                Common    Paid-in       Retained Comprehensive   Treasury     Acquired   Awarded
                                                Stock     Capital       Earnings     Income        Stock      by ESOP     by RRP
                                               --------  ----------    ---------  ------------  -----------  ---------  ---------

Balance at December 31, 1997                   $ 11,241  10,717,068    7,357,250     71,061     (2,223,051)   (719,440)  (443,846)

3 for 2 stock split on June 30, 2000              5,621      (5,621)
                                               --------  ----------    ---------  ---------     ----------    --------   --------

Restated balance at December 31, 1997            16,862  10,711,447    7,357,250     71,061     (2,223,051)   (719,440)  (443,846)
                                               --------  ----------    ---------  ---------      ---------    --------    -------
Comprehensive income:
Net income                                                               204,642
  Other comprehensive income, net of tax:
    Unrealized holding gain during the year                                          49,076
    Less: reclassification adjustment of gains
      included in net income                                                         (6,281)
                                                                       ---------  ---------
Total comprehensive income                                               204,642     42,795

Purchase of treasury stock
  (140,953 shares)                                                                              (1,620,964)
Amortization of award of RRP
stock                                                                                                                     115,786
Contribution to fund ESOP loan                               54,731                                             89,930
Dividends declared on common stock
  ($.1933 per share)                                                    (244,373)
                                               --------  ----------    ---------  ---------      ---------    --------    -------

Balance at December 31, 1998                     16,862  10,766,178    7,317,519    113,856     (3,844,015)   (629,510)  (328,060)
                                               --------  ----------    ---------  ---------      ---------    --------    -------
Comprehensive income:
Net income                                                                          696,841
  Other comprehensive income, net of tax:
    Unrealized holding loss during the year                                                       (193,619)
                                                                                  ---------        -------
Total comprehensive income                                                          696,841       (193,619)

Purchase of treasury stock
  (249,750 shares)                                                                                          (2,375,669)

Amortization of award of RRP stock                                                                                        115,786
Contribution to fund ESOP loan                               26,875                                             89,930
Dividends declared on
  common stock ($.2133 per share)                                                  (233,705)
                                               --------  ----------    ---------  ---------      ---------    --------    -------
Balance at December 31, 1999                     16,862  10,793,053    7,780,655    (79,763)    (6,219,684)   (539,580)  (212,274)
                                               --------  ----------    ---------  ---------      ---------    --------    -------

Comprehensive income:
 Net income                                                              825,384
  Other comprehensive income, net of tax:
    Unrealized holding gain during the period                                       148,179
    Less: Reclassification adjustment of losses
      included in net income                                                             46
                                                                       ---------  ---------
Total comprehensive income                                               825,384    148,225

Purchase of treasury stock
  (115,500 shares)                                                                                          (1,046,528)
Amortization of award of RRP
stock                                                                                                                     115,786
Contribution to fund ESOP loan                               29,191                                             89,930
Dividends declared on
  common stock ($.2267 per share)                                       (201,740)
3 for 2 stock split related
  to fractional shares                                                      (166)
                                               --------  ----------    ---------  ---------      ---------    --------    -------
Balance at December 31, 2000                   $ 16,862  10,822,244    8,404,133     68,462     (7,266,212)   (449,650)   (96,488)
                                               ========  ==========    =========     ======     ==========    ========    =======

                                                  Total
                                               -----------

Balance at December 31, 1997                    14,770,283

3 for 2 stock split on June 30, 2000                    --
                                                ----------

Restated balance at December 31, 1997           14,770,283
                                                ----------
Comprehensive income:
Net income                                         204,642
  Other comprehensive income, net of tax:
    Unrealized holding gain during the year         49,076
    Less: reclassification adjustment of gains
      included in net income                        (6,281)
                                                ----------
Total comprehensive income                         247,437

Purchase of treasury stock
  (140,953 shares)                              (1,620,964)
Amortization of award of RRP
stock                                              115,786
Contribution to fund ESOP loan                     144,661
Dividends declared on common stock
  ($.1933 per share)                              (244,373)
                                                ----------

Balance at December 31, 1998                    13,412,830
                                                ----------
Comprehensive income:
Net income                                         696,841
  Other comprehensive income, net of tax:
    Unrealized holding loss during the year       (193,619)
                                                ----------
Total comprehensive income                         503,222

Purchase of treasury stock
  (249,750 shares)                              (2,375,669)

Amortization of award of RRP stock                 115,786
Contribution to fund ESOP loan                     116,805
Dividends declared on
  common stock ($.2133 per share)                 (233,705)
                                                ----------
Balance at December 31, 1999                    11,539,269
                                                ----------

Comprehensive income:
 Net income                                        825,384
  Other comprehensive income, net of tax:
    Unrealized holding gain during the period      148,179
    Less: Reclassification adjustment of losses
      included in net income                            46
                                                ----------
Total comprehensive income                         973,609

Purchase of treasury stock
  (115,500 shares)                              (1,046,528)
Amortization of award of RRP
stock                                              115,786
Contribution to fund ESOP loan                     119,121
Dividends declared on
  common stock ($.2267 per share)                 (201,740)
3 for 2 stock split related
  to fractional shares                                (166)
                                                ----------
Balance at December 31, 2000                    11,499,351
                                                ==========

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

                                                                                            Years Ended December 31,
                                                                        -------------------------------------------------------

                                                                             2000                   1999                 1998
                                                                             ----                   ----                 ----
 Cash flows from operating activities:
  Net income                                                            $     825,384              696,841              204,642
  Items not requiring (providing) cash:
         Depreciation                                                         161,687              122,984              136,566
         Amortization of cost of stock benefit plans                          205,176              205,716              205,716
         Amortization of premiums and accretion of discounts                   28,628               30,117               13,773
         Net (gain) loss on sale of securities                                 64,080             (115,608)             (68,290)
         Net (gain) loss on sale of real estate owned                              --               (9,904)               1,696
         Provision for loan losses                                            124,180              119,024              102,047
         Loss on disposition of fixed assets                                    7,823                   --               28,798
         Loss from limited partnership                                         93,228               53,925               10,529
         Gain on sale of deposits                                                  --                   --              (27,033)
         Unrealized (gain) loss on trading securities                        (121,818)             123,773              771,172
         Purchase of trading securities                                            --              (93,750)            (852,648)
         Proceeds from sale of trading securities                           1,035,588              554,401              124,399
         Increase (decrease) in deferred income on loans                       29,786               (2,110)             (76,687)
         Decrease in accrued and deferred income taxes                       (221,423)            (204,645)            (591,282)
         Increase in accrued interest receivable                              (78,859)             (47,169)             (61,433)
         Increase (decrease) in accrued interest payable                       28,025               (5,350)              24,206
         Increase in deferred compensation                                     84,123               76,974               61,581
         Other, net                                                          (116,363)            (136,430)              (8,354)
                                                                        -------------        -------------        -------------

Net cash provided by operating activities                                   2,149,245            1,368,789                 (602)
                                                                        -------------        -------------        -------------

Cash flows from investing activities:

         Proceeds from sales of investment securities                       1,530,205               15,981            2,793,760
         Proceeds from maturities of investment securities                         --              500,000            2,875,000
         Purchase of investment securities                                     (7,925)              (6,329)          (3,492,968)
         Proceeds from sales of mortgage-backed securities                    361,625                   --                   --
         Proceeds from repayments of mortgage-backed securities               360,007              719,969              847,014
         Purchase of mortgage-backed securities                            (2,162,287)                  --                   --
         Purchase of Federal Home Loan Bank stock                            (240,900)             (49,300)            (608,800)
         Purchase of life insurance policies                                       --                   --           (1,515,000)
         Purchase of loans                                                 (6,807,417)         (23,991,209)         (14,487,063)
         Loan disbursements                                               (22,749,891)         (24,570,680)         (25,987,142)
         Loan repayments                                                   22,830,784           32,297,483           27,756,288
         Proceeds from sale of real estate owned                                   --               33,273               25,785
         Property and equipment expenditures, net                          (2,020,910)             (95,028)            (121,457)
                                                                        -------------        -------------        -------------

Net cash provided for investing activities                                 (8,906,709)         (15,145,840)         (11,914,583)
                                                                        -------------        -------------        -------------

Cash flows from financing activities:

         Deposit receipts                                                 190,652,344          171,721,626          151,006,489
         Deposit withdrawals                                             (193,386,117)        (164,715,766)        (143,773,817)
         Sale of deposit accounts                                                  --                   --           (2,676,263)
         Interest credited to deposits                                      3,500,568            2,941,850            2,767,713
         Proceeds from borrowed money                                      20,575,000            9,000,000           15,683,000
         Repayment of borrowed money                                      (14,142,455)          (6,007,411)          (6,000,000)
         Proceeds from notes payable                                           48,607                   --                   --
         Repayment of notes payable                                          (121,843)             (58,130)                  --
         Increase (decrease) in advance payments by borrowers for
         taxes and insurance                                                   36,588             (135,422)             183,861
         Purchase of treasury stock                                        (1,046,528)          (2,375,669)          (1,620,964)
         Dividends paid on common stock                                      (201,906)            (233,705)            (244,373)
                                                                        -------------        -------------        -------------

Net cash provided by financing activities                                   5,914,258           10,137,373           15,325,646
                                                                        -------------        -------------        -------------

Net change in cash and cash equivalents                                      (843,206)          (3,639,678)           3,410,461
Cash and cash equivalents at beginning of year                              5,457,738            9,097,416            5,686,955
                                                                        -------------        -------------        -------------

Cash and cash equivalents at end of year                                $   4,614,532            5,457,738            9,097,416
                                                                        =============        =============        =============

Supplemental disclosure of cash flow information:
Cash paid during the year for:

       Interest                                                         $   5,831,413            4,909,428            4,546,056
       Income taxes                                                           383,000              532,539              739,521
  Non-cash investing activities:
       Transfer of loans to real estate owned                           $          --                   --               23,369

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1)       Summary of Significant Accounting Policies

AMB Financial Corp. (the “Company”) is a Delaware corporation incorporated on November 23, 1993 for the purpose of becoming the savings and loan holding company for American Savings, FSB (the “Bank”). On March 29, 1996, the Bank converted from a mutual to a stock form of ownership, and the Company completed its initial public offering, and, with a portion of the net proceeds acquired all of the issued and outstanding capital stock of the Bank (the “Conversion”).

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

Principles of Consolidation

The accompanying consolidated financial statements consist of the accounts of the Company, and its wholly owned subsidiary, American Savings FSB, the Bank’s wholly owned subsidiary, NIFCO, Inc. and the wholly owned subsidiary of NIFCO, Inc., Ridge Management, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

Industry Segments

The Company operates principally in the banking industry through its subsidiary bank. As such, substantially all of the Company’s revenues, net income, identifiable assets and capital expenditures are related to banking operations.

1)       Summary of Significant Accounting Policies (continued)

Investment Securities and Mortgage-Backed Securities, Available for Sale

Investment securities and mortgage-backed securities available for sale are recorded in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. SFAS No. 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for investments the Company has the positive intent and ability to hold to maturity.

SFAS No. 115 requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading. Held to maturity securities are measured at amortized cost. Unrealized gains and losses on trading securities are included in income. Unrealized gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders’ equity.

The Company has currently designated all of its investment securities and mortgage-backed securities as available for sale, and has recorded these investments at their current fair values. Unrealized gains and losses are recorded in a valuation account which is included, net of income taxes, as a separate component of stockholders’ equity. Gains and losses on the sale of securities are determined using the specific identification method and are reflected in earnings when realized.

Trading Securities

Trading account securities are carried at fair value, and net unrealized gains and losses are reflected in the consolidated statements of income.

Loans Receivable and Related Fees

Loans are stated at the principal amount outstanding, net of loans in process, deferred yield adjustment and the allowance for losses. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become 90 days past due or earlier if conditions warrant. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is charged against current income.

Loan origination fees and certain direct loan origination costs are being deferred in accordance with SFAS No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”. This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and amortized into interest income as an adjustment of yield over the contractual life of the loan.

The Company has adopted the provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118 “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures”. These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the remaining loans which are evaluated for impairment, management has determined that there were no material amounts of loans which met the definition of an impaired loan during the years ended December 31, 2000 and 1999 and one loan to be evaluated for impairment at December 31, 2000.

1)       Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses

The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors which, in management’s judgement, deserve current recognition in estimating losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans and economic conditions.

Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

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

Stockholders' Equity

On May 31, 2000, the Board of Directors of AMB Financial Corp. approved a 3 for 2 stock split, effected in the form of a stock dividend which was payable on June 30, 2000 to stockholders of record on June 14, 2000. Accordingly, stockholders of record received one additional share for each two shares owned as of June 14, 2000. All prior share related information has been restated to reflect the stock split effect, including earnings per share data.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. ESOP shares not committed to be released are not considered to be outstanding. Stock options are regarded as future common stock and are considered in the earnings per share calculations, and are the only other adjustments made in computing diluted earnings per share.

Weighted average used in calculating earnings per share are summarized below.
                                                             Years Ended December 31,
                                                             ------------------------
                                                         2000          1999          1998
                                                         ----          ----          ----
     Weighted average number of common shares
       outstanding used in basic EPS calculation        966,528      1,177,233     1,375,860
     Reduction for common shares not yet
       released by Employee Stock Ownership Plan        (80,937)       (94,426)     (107,916)
                                                        -------      ---------     ---------
     Total weighted average common shares
       outstanding for basic computation                885,591      1,082,807     1,267,944
     Add common stock equivalents for shares
       issuable under Stock Option Plans                  5,603          2,784        31,039
                                                        -------      ---------     ---------
     Weighted average number of shares outstanding
       adjusted for common stock equivalents            891,194      1,085,591     1,298,983
                                                        =======      =========     =========

     Net income                                       $ 825,384        696,841       204,642
     Basic earnings per share                         $     .93            .64           .16
     Diluted earnings per share                       $     .93            .64           .16

2)       Investment Securities, Available for Sale

Investment securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:
                                                              Gross            Gross
                                           Amortized       Unrealized        Unrealized         Fair
                                             Cost             Gains            Losses           Value
                                             ----             -----            ------           -----
     December 31, 2000
     -----------------
        United States Government
            securities                     $3,677,056           22,606           20,021        3,679,641
        Municipal securities                   99,638            1,752               --          101,390
        Marketable equity securities          143,341            3,939               --          147,280
                                           ----------       ----------       ----------       ----------

                                           $3,920,035           28,297           20,021        3,928,311
                                           ==========       ==========       ==========       ==========

     December 31, 1999
     -----------------
        United States Government
            securities                     $5,236,797            4,656          117,441        5,124,012
        Municipal securities                   99,600               --            5,144           94,456
        Marketable equity securities          135,416               --            1,742          133,674
                                           ----------       ----------       ----------       ----------

                                           $5,471,813            4,656          124,327        5,352,142
                                           ==========       ==========       ==========       ==========

     The contractual maturity of the above investments is summarized as follows:

                                                      December 31, 1999                  December 31, 2000
                                                   ------------------------         --------------------------
                                                   Amortized          Fair           Amortized          Fair
        Term to Maturity                             Cost             Value             Cost            Value
        ----------------                             ----             -----             ----            -----

     Due in one year or less                      $  501,522          501,406        1,150,531        1,151,578
     Due after one year through five years         3,175,534        3,178,235        4,086,266        3,972,434
     Due after five years through ten years           99,638          101,390               --
     Due after ten years                                  --               --           99,600           94,456
     Marketable equity securities                    143,341          147,280          135,416          133,674
                                                  ----------       ----------       ----------       ----------

                                                  $3,920,035        3,928,311        5,471,813        5,352,142
                                                   ==========       ==========       ==========       ==========
During the current year, the Company sold securities realizing gross proceeds of $1,530,205, with gross gains of $5,752 and gross losses of $3,536 realized on those sales. Proceeds from sales of investment securities available for sale during the years ended December 31, 1999 and 1998 were $15,981 and $2,793,760 with gross gains of $15,981 and $44,493 and gross losses of $-0- and $289 realized on those sales. The change in net unrealized gains and losses during the current year of $127,947, net of the tax effect of $51,179, resulted in a $76,768 credit to stockholders’ equity.

3)        Trading Securities

Trading securities are accounted for at their current fair values. Trading securities at December 31, 2000 consists of equity securities (common stock with a carrying value of $854,909) and debt securities with a carrying value of $81,250. The common stock investment at December 31, 2000 is pledged as collateral for a revolving line of credit as discussed in Note 11. Trading securities at December 31, 1999 also consists of equity securities (thrift common stock mutual fund investment with a carrying value of $964,614 and common stock with a carrying value of $857,219) and debt securities with a carrying value of $87,500. The adjustment of these securities to their current fair values has resulted in a net unrealized gain of $121,818 for the year ended December 31, 2000 and a net unrealized loss of $123,773 and $771,172 for the years ended December 31, 1999 and 1998. Proceeds from sales of trading securities during the years ended December 31, 2000, 1999 and 1998 were $1,035,588, $554,401 and $124,399 with gross gains of $15,610, $99,627 and $24,086 and gross losses of $75,014, $-0- and $-0- realized on those sales.

4)        Mortgage-Backed Securities, Available for Sale

Mortgage-backed securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:

                                                           Gross            Gross
                                        Amortized        Unrealized       Unrealized         Fair
                                           Cost            Gains            Losses           Value
                                       -------------------------------------------------------------
     December 31, 2000
     -----------------
     Participation Certificates:
       FHLMC - Fixed rate              $2,340,778           66,439            2,488        2,404,729
       FNMA -  Adjustable rate             35,209               --              449           34,760
       GNMA -  Fixed rate                 942,130           42,325               --          984,455
                                       ----------       ----------       ----------       ----------
                                       $3,318,117          108,764            2,937        3,423,944
                                       ==========       ==========       ==========       ==========

     Weighted average interest rate         7.14%
                                            ====

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
                                             ====
Proceeds from sales of mortgage-backed securities available for sale during the year ended December 31, 2000 were $361,625 with gross losses of $6,892 realized on those sales. There were no sales of mortgage-backed securities available for sale during the years ended December 31, 1999 and 1998. The change in net unrealized gains and losses during the current year of $119,095, net of the tax effect of $47,638, resulted in a $71,457 credit to stockholders’ equity.

5)        Loans Receivable

Loans receivable are summarized as follows:

                                                               December 31,
                                                 ------------------------------------
                                                       2000                   1999
       Mortgage loans:
            One-to-four family                   $  84,349,122            82,210,196
            Multi-family                             2,188,938             2,144,343
            Nonresidential                          10,155,517             8,774,978
            Construction                             4,853,958             4,278,942
            Land                                     1,041,058               631,704
                                                 -------------         -------------

         Total mortgage loans                      102,588,593            98,040,163
                                                 -------------         -------------

       Other loans:
            Loans on deposit accounts                  213,121               146,963
            Equity lines of credit                   4,129,997             3,336,406
            Other consumer                           1,538,059             1,497,930
                                                 -------------         -------------

         Total other loans                           5,881,177             4,981,299
                                                 -------------         -------------

       Commercial business loans                     5,377,322             4,998,619
                                                 -------------         -------------

         Total loans receivable                    113,847,092           108,020,081
                                                 -------------         -------------

       Less:
            Loans in process                           676,461             1,522,746
            Net deferred yield adjustments             (13,009)               (3,275)
            Allowance for loan losses                  701,173               590,701
                                                 -------------         -------------

       Loans receivable, net                     $ 112,482,467           105,909,909
                                                 =============         =============

       Weighted average interest rate                     7.82%                 7.63%
                                                          ====                  ====

     Activity in the allowance for loan losses is summarized as follows:

                                                 Years Ended December 31,
                                       -----------------------------------------
                                         2000              1999             1998
                                         ----              ----             ----
     Balance, beginning of year       $ 590,701          506,534          410,383
     Provision for loan losses          124,180          119,024          102,047
     Charge-offs                        (17,422)         (39,845)          (5,896)
     Recoveries                           3,714            4,988               --
                                      ---------        ---------        ---------

     Balance, end of year             $ 701,173          590,701          506,534
                                      =========        =========        =========
Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 2000 and 1999 amounted to approximately $1,088,000 and $969,000 respectively. As of December 31, 2000, the total investment in impaired loans was $556,000. The impaired loan at this date was subject to an allowance for credit losses of $150,000, which is included in the above loan loss allowance.

For the years ended December 31, 2000 and 1999, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $68,000 and $47,000 respectively.

Loans to directors and executive officers aggregated approximately $463,000 and $323,000 at December 31, 2000 and 1999 respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)        Investment in Limited Partnership

The investment in limited partnership of $1,233,772 and $1,327,000 at December 31, 2000 and 1999 represents a 39.60% equity in Pedcor Investments 1997 - XXXI (“Pedcor”), a limited partnership organized to build, own and operate a 56 unit apartment complex. The Bank has recorded its equity in the losses of Pedcor in the amount of $93,228, $53,925 and $10,529 for the years ended December 31, 2000 and 1999 and the nine months ended December 31, 1998. Condensed financial statements for Pedcor are as follows:

                                    Condensed Statements of Financial Condition

                                                              December 31,
                                                        ------------------------
                                                        2000                1999
                                                        ----                ----
     Assets
     ------
     Cash                                            $    9,468          181,985
     Property and equipment                           3,933,525        4,028,104
     Land                                               112,000          112,000
     Other                                               15,812           19,177
                                                     ----------       ----------

       Total assets                                   4,070,805        4,341,266
                                                     ==========       ==========

     Liabilities
     -----------
     Notes payable - Bank                               923,475          983,000
     Notes payable - Other                            2,791,368        2,855,115
     Other liabilities                                  132,721          312,242
                                                     ----------       ----------
       Total liabilities                              3,847,564        4,150,357
                                                     ----------       ----------

     Partners' capital                                  223,241          190,909
                                                     ----------       ----------

       Total liabilities and partners' capital       $4,070,805        4,341,266
                                                     ==========       ==========

                                                                   Nine Months
                                    Years Ended December  31,         Ended
                                    -------------------------      December 31,
                                       2000            1999            1998
                                    ---------       ---------       ---------
Condensed statement of operations

Total revenues                      $ 269,721         104,027           8,278
Total expenses                        504,301         240,200          34,867
                                    ---------       ---------       ---------

  Net loss                          $(234,580)       (136,173)        (26,589)
                                    =========       =========       =========

7)        Office Properties and Equipment

Office properties and equipment are summarized as follows:

                                                     December 31,
                                        --------------------------------
                                              2000              1999
                                              ----              ----
     Cost:

         Land -        Munster            $    40,669          40,669
                       Hammond                 33,300          33,300
                       Dyer                   300,000              --

         Building   -  Munster                420,271         417,151
                       Hammond                245,372         243,030
                       Dyer                 1,435,275              --
         Leasehold improvements               149,744         144,932
         Furniture and equipment            1,238,033       1,000,179
                                            ---------       ---------
                                            3,862,664       1,879,261
                                            ---------       ---------

     Less accumulated depreciation:
         Building   -  Munster                402,453         394,190
                       Hammond                236,354         233,308
                       Dyer                     6,112              --
         Leasehold improvements                75,374          65,942
         Furniture and equipment              891,104         785,954
                                           ----------       ----------
                                            1,611,397       1,479,394
                                            ---------       ---------

     Net book value                        $2,251,267         399,867
                                            =========      ==========
Depreciation of office properties and equipment for the years ended December 31, 2000, 1999 and 1998 amounted to $161,687, $122,984 and $136,566 respectively.

The Bank had entered into a lease agreement for its office location in Dyer, Indiana. Rent was payable monthly and adjusted annually based on the consumer price index. Monthly rent during 2000 amounted to $3,236 including utilities. The Bank is responsible for its proportionate share of real estate taxes and assessments and for maintaining public liability insurance covering the premises. Rent expense for the years ended December 31, 2000, 1999 and 1998 amounted to $32,361, $38,320 and $37,372 respectively.

During the current year, the Bank purchased the Dyer office location at a cost of $1,730,000. The additional space that the Bank does not currently occupy will be remodeled and utilized in part by the Bank to house recently expanded operations, with the unused portion of the building to be leased to third-party tenants.

8)       Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

                                                         December 31,
                                                 --------------------------
                                                   2000              1999
                                                   ----              ----

         Investment securities                   $  48,165         71,284
         Mortgage-backed securities                 19,787         10,619
         Loans receivable                          774,795        621,172

         Allowance for uncollected interest       (121,777)        (60,964)
                                                   -------         -------

                                                 $ 720,970         642,111
                                                   =======         =======

9)        Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

                                                                          December 31,
                                                                  ---------------------------
                                                                       2000             1999
                                                                       ----             ----

     Prepaid insurance premiums                                   $    60,168         40,686
     Prepaid pension cost                                             105,653         91,776
     Prepaid federal and state income taxes                           167,427         72,579
     Other prepaid expenses                                            67,316         56,173
     Cash surrender value of life insurance policies (a)            2,849,287      2,710,899
     Deferred federal and state income tax benefit - net (b)          569,866        542,108
     Purchased accounts receivable (c)                                565,673             --
     Miscellaneous                                                     97,632         22,049
                                                                  -----------     ----------
                                                                  $ 4,483,022      3,536,270
                                                                  ===========     ==========
(a)	The Board of Directors has approved two non-qualified retirement income plans which will provide pre-retirement death benefits, post-retirement death benefits, and retirement benefits to senior management and the Board of Directors. The Bank has purchased life insurance policies on all individuals covered under the plans. The Bank is the owner and beneficiary of each policy.

(b)	Significant components of the deferred tax assets and liabilities are as follows:

                                                                       December 31,
                                                                 -----------------------
                                                                    2000          1999
                                                                    ----          ----
     Deferred tax assets:
        Loan fees deferred for financial reporting purposes      $ 13,595        16,832
        Accelerated book depreciation                              51,024        36,492
        Deferred compensation                                     217,007       183,358
        Nondeductible incentive plan expense                       13,251        11,934
        Book allowance for loan losses                            280,469       236,280
        Unrealized loss on securities available for sale               --        53,176
        Unrealized loss on trading account securities              48,694        55,976
        Allowance for uncollected interest                         48,711        24,385
                                                                 --------      --------

             Total deferred tax assets                            672,751       618,433
                                                                 --------      --------

     Deferred tax liabilities:
        Tax allowance for loan losses                              57,244        76,325
        Unrealized gain on securities available for sale           45,641            --
                                                                 --------      --------

             Total deferred tax liabilities                       102,885        76,325
                                                                 --------      --------

             Net deferred tax benefit                            $569,866       542,108
                                                                 ========      ========
(c)	During the current year, the Bank entered into a program to purchase and manage the accounts receivable of credit-worthy merchants with required repurchase of delinquent accounts and with the merchant’s repurchase obligation supported by a cash collateral reserve account. For each merchant, the Bank establishes a maximum amount of purchased receivables allowed to be outstanding at any one time. At December 31, 2000, this amount was $825,000.

10)        Deposits

Deposit accounts are summarized as follows:

                                                       December 31,
                                               ----------------------------
                                                  2000             1999
                                               -----------      -----------

         Passbook accounts                     $14,096,470       14,959,746
         Demand deposits and NOW accounts        8,017,741        8,604,446
         Money market accounts                   2,852,181        3,371,829
                                               -----------      -----------

                                                24,966,392       26,936,021
                                               -----------      -----------
         Certificates of deposit by interest rate:

                4.01 - 5.00                      3,916,893       17,353,680
                5.01 - 6.00                     20,819,384       42,041,941
                6.01 - 7.00                     38,783,478        2,507,128
                7.01 - 8.00                      1,218,877          100,000
                8.01 - 9.00                          6,696            6,155
                                               -----------      -----------

                                                64,745,328       62,008,904
                                               -----------      -----------
                                               $89,711,720       88,944,925
                                               ===========      ===========

     The weighted  average rate on deposit accounts at December 31, 2000 and
     1999 was 5.19% and 4.43% respectively.

     A summary of certificates of deposit by maturity is as follows:

                                               December 31,
                                     ------------------------------
                                          2000               1999
                                          ----               ----

         Within 12 months            $ 38,995,751        49,948,679
         12 months to 24 months        23,804,732         5,552,405
         24 months to 36 months         1,248,293         5,658,055
         36 months to 48 months           636,862           638,417
         Over 48 months                    59,690           211,348
                                     ------------       -----------

             Total                   $ 64,745,328        62,008,904
                                     ============       ===========

     Interest expense on deposits consists of the following:

                                              Years Ended December 31,
                                  ------------------------------------------

                                      2000             1999           1998
                                      ----             ----           ----
     Passbook accounts            $  402,066         419,474         453,324
     NOW accounts                    127,445         128,313         127,794
     Money market accounts            89,305          98,030          93,611
     Certificates of deposit       3,757,321       2,929,026       2,799,477
                                  ----------      ----------      ----------

         Total                    $4,376,137       3,574,843       3,474,206
                                  ==========      ==========      ==========
The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $14,000,000 and $14,600,000, or approximately 15.6% and 16.4% of total deposit balances at December 31, 2000 and 1999, respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

11)        Borrowed Money

Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:

                                                                                          December 31,
                                                                                  -----------------------------
                                                         Interest
         Maturity Date                                     Rate                       2000               1999
         -------------                                   ---------                    ----               ----

         January 18, 2000                                 5.53%                   $        --         1,000,000
         May 17, 2000                                     6.07*                            --         3,000,000
         June 21, 2000                                    4.26*                            --         2,000,000
         July 25, 2000                                    6.11                             --         2,000,000
         August 16, 2000                                  6.09                             --         3,000,000
         August 24, 2000                                  6.03                             --         1,000,000
         January 19, 2001                                 6.74*                     1,000,000                --
         January 22, 2001                                 5.56                      1,000,000         1,000,000
         February 12, 2001                                7.17                      1,000,000                --
         February 20, 2001                                7.23                      1,000,000                --
         April 20, 2001                                   6.83                      1,000,000                --
         April 23, 2001                                   6.67*                     1,000,000                --
         May 21, 2001                                     5.90                      2,000,000         2,000,000
         July 26, 2001                                    6.78*                     1,500,000                --
         August 24, 2001                                  5.71                      3,000,000         3,000,000
         September 4, 2001                                6.40                      1,000,000                --
         September 17, 2001                               6.18                      2,500,000                --
         November 21, 2001                                6.63                      1,000,000                --
         November 23, 2001                                6.63                      1,000,000                --
         January 21, 2003                                 5.68                      1,000,000         1,000,000
         September 15, 2003                               5.26                      4,000,000         4,000,000
         May 15, 2009                                     5.93                        923,475           983,000
         August 16, 2010                                  5.99                      1,500,000                --
         September 20, 2010                               5.95                      1,000,000                --
         December 20, 2010                                4.98                      2,000,000                --
         July 15, 2015                                    5.91                        684,659           692,589
         November 16, 2020                                6.71                      2,000,000                --
                                                                                  -----------       -----------
                                                                                  $31,108,134        24,675,589
                                                                                  ===========       ===========
         Weighted average interest rate                                                  6.08%             5.67%
                                                                                  ===========       ===========

     * Variable interest rate
The Bank is required to maintain qualifying collateral for the Federal Home Loan Bank of Indianapolis representing approximately 170 percent of current Bank credit. At December 31, 2000, the Bank met this requirement. Assets which are eligible collateral for meeting the 170% coverage requirement include one-to-four family whole mortgage loans, government and agency securities including mortgage-backed securities insured or guaranteed by FHLMC, FNMA and GNMA, and high rated private mortgage-backed securities. The mortgage loans must not include participations, construction loans, loans which are not in the clear title of the institution, conventional mortgages with more than 30 years remaining to maturity, loans for more than 90% of the appraised value unless there is private or federal insurance, mortgages which are more than 60 days delinquent, or loans upon which any employee of the institution or the FHLB is personally liable.

11)       Borrowed Money (continued)

During the prior year, the Company entered into a revolving line of credit in the maximum amount of $650,000 with Peoples Bank SB. The loan will bear interest at one half percent under the Wall Street Journal prime rate of interest. The Company may borrow up to 75% of the market value of the collateral security. At December 31, 2000, the Company pledged common stock with a market value of approximately $855,000 as collateral securing this line of credit. The Company incurred minimal borrowing activity against this line of credit during the year ended December 31, 2000.

In connection with the Company’s initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carries an interest rate of 6.07% and matures in the year 2006. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan. At December 31, 2000, the balance of this loan amounted to $449,650.

12)        Other Liabilities

Other liabilities include the following:

                                                                    December 31,
                                                          ---------------------------
                                                              2000             1999
                                                              ----             ----

     Accrued interest on deposits                         $   58,599          49,679
     Accrued interest on borrowings                           81,087          61,982
     Accrued bonus                                            50,800          48,015
     Accrued audit and accounting fees                        17,563          18,500
     Accrued real estate and personal property taxes          73,700          55,500
     Deferred compensation (see note 13)                     542,517         458,394
     Outstanding bank drafts                                 705,557          88,009
     Miscellaneous accounts payable                          121,464          81,008
                                                          ----------      ----------

                                                          $1,651,287         861,087
                                                          ==========      ==========

13)        Benefit Plans

The Bank has a qualified noncontributory, defined benefit pension plan which covers all full-time employees having a minimum of twelve months of service, and who are at least twenty-one years of age. The benefits are primarily based on years of service and earnings.

The following is a summary of the plan as of December 31, 2000 and 1999:

                                                                                2000              1999
                                                                                ----              ----
     Change in Benefit Obligation:
          Benefit obligation at beginning of year                           $ 1,273,364         1,141,297
          Service cost                                                           48,479            46,150
          Interest cost                                                         101,096            82,956
          Benefits paid                                                         (14,537)          (70,433)
          Other - net                                                            50,533            73,394
                                                                            -----------       -----------
          Benefit obligation at end of year                                   1,458,935         1,273,364
                                                                            -----------       -----------
     Change in Plan Assets:
          Plan assets at fair value at beginning of year                      1,267,440         1,156,980
          Actual return on plan assets                                            9,769           112,630
          Benefits paid                                                         (14,537)          (70,433)
          Employer contribution                                                  67,772            68,263
                                                                            -----------       -----------
          Fair value of plan assets at end of year                            1,330,444         1,267,440
                                                                            -----------       -----------

     Plan assets in excess of (less than) projected benefit obligation         (128,491)           (5,924)
     Unrecognized net (gain) loss from actuarial experience                      89,863           (56,961)
     Unrecognized prior service cost                                             70,279            74,965
     Unrecognized net transition obligation                                      74,002            79,696
                                                                            -----------       -----------

     Pension asset included in other assets                                 $   105,653            91,776
                                                                            ===========       ===========
The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.00% and 3.50%, respectively, for the year ended December 31, 2000 and 7.50% and 3.50%, respectively, for the years ended December 31, 1999 and 1998. The weighted average expected long-term rate return on assets was 8.00% for the year ended December 31, 2000, and 9.00% for the years ended December 31, 1999 and 1998.

Net pension cost includes the following components:

                                                      Years Ended December 31,
                                              -------------------------------------------
                                                 2000             1999            1998
                                                 ----             ----            ----

     Service cost                             $  48,479          46,150          40,233
     Interest cost on benefit obligation        101,096          82,956          67,636
     Expected return on assets                 (106,067)       (104,031)        (92,666)
     Net amortization and deferral               10,380           9,875          (2,945)
                                              ---------       ---------       ---------

     Net periodic pension cost                $  53,888          34,950          12,258
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

Interest credited by the Bank to the 401(k) Plan on accumulated funds was $49,932, $41,933 and $34,798 for the years ended December 31, 2000, 1999 and 1998 respectively.

14)        Director, Officer and Employee Plans

Stock Option Plan. In conjunction with the Conversion, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of options on shares of common stock authorized under the Plan is 168,618, equal to 10.0% of the total number of shares issued in the Conversion. As of October 23, 1996, 150,063 options were granted at $8.50 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant. The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 2000 and the stock options outstanding at the end of the respective periods.

                                                                  Exercise Price
                                       ----------------------------------------------
          Options                      Number of Options    Per Share        Total
       ------------                    -----------------    ---------     -----------

Outstanding at December 31, 1997            150,063         $   8.50       $1,275,535
Granted                                           0
Exercised                                         0
Forfeited                                         0
                                           --------         --------       ----------

Outstanding at December 31, 1998            150,063             8.50        1,275,535
Granted                                           0
Exercised                                         0
Forfeited                                         0
                                           --------         --------       ----------

Outstanding at December 31, 1999            150,063             8.50        1,275,535
Granted                                           0
Exercised                                         0
Forfeited                                         0
                                           --------         --------       ----------

Outstanding at December 31, 2000            150,063         $   8.50       $1,275,535
                                         ==========         ========       ==========

Exercisable at December 31, 2000            120,048         $   8.50       $1,020,408
                                         ==========         ========       ===========
Options available for future grants
    at December 2000                         18,555
                                         ==========
The Company accounts for its stock options in accordance with Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees”. Under APB 25, as the exercise price of the Company’s employees’ stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company has implemented SFAS No. 123 “Accounting for Stock-Based Compensation”. The Company has retained its accounting method for its stock-based compensation plans. This statement has only resulted in additional disclosures for the Company, and as such, its adoption did not, nor is it expected to have, a material impact on the Company’s financial condition or its results of operations.

The following summarizes the pro forma net income as if the fair value method of accounting for stock-based compensation plans had been utilized:

                                                            Years Ended December 31,
                                                      -------------------------------------
                                                        2000           1999           1998
                                                        ----           ----           ----

     Net income (as reported)                         $825,384        696,841       204,642
     Pro forma net income                              759,170        630,627       138,428
     Diluted earnings per share (as reported)              .93            .64           .16
     Pro forma diluted earnings per share                  .85            .58           .11
The pro forma results presented above may not be representative of the effects reported in pro forma net income for future years.

14)       Director, Officer and Employee Plans (continued)

Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan (“ESOP”). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 134,895 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders’ equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $26,992, $128,672 and $134,207 for the years ended December 31, 2000, 1999 and 1998 respectively.

Statement of Position No. 93-6, “Employers’ Accounting for Employee Stock Ownership Plans” (“SOP 93-6”) provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer’s financial statements. Prior practice was to recognize compensation expense based on the amount of the employer’s contributions to the ESOP. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company’s common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended December 31, 2000, 1999 and 1998, additional compensation expense of $29,191, $26,875 and $54,731 was recognized as a result of implementation of this accounting principle.

Recognition and Retention Plan. In conjunction with the Conversion, the stockholders of the Company approved the AMB Financial Corp. 1996 Recognition and Retention Plan (“RRP”). This plan was established to award shares to directors and to employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. The number of shares authorized under the Plan is 67,447, equal to 4.0% of the total number of shares issued in the Conversion. These shares were purchased in the open market at a total cost of $578,929. As of October 23, 1996, 65,424 shares were awarded and will vest at a rate of 20% per year commencing October 23, 1997, while 2,023 shares were reserved for future awards.

The $578,929 contributed to the RRP is being amortized to compensation expense as the plan participants become vested in those shares. For the years ended December 31, 2000, 1999 and 1998, $115,786, $115,786 and $115,786 have been amortized to expense. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders’ equity.

15)        Income Taxes

As a result of legislation that changed the method used by many thrifts to calculate their bad debt reserve for federal income tax purposes, the Bank must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture is occurring over a six year period. The commencement of the recapture by the Bank was delayed two years as the Bank met certain residential lending requirements. For the three years ended December 31, 2000, the Bank recaptured approximately $143,000 in excess bad debt reserves resulting in tax payments of approximately $57,000 which were previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements if the Bank no longer qualifies as a thrift. Tax bad debt deductions accumulated prior to 1988 by the Bank and included in retained earnings total approximately $1,950,000. No deferred income taxes have been provided for these bad debt deductions and no recapture of these amounts is anticipated.

The provision for income taxes consists of the following:

                                         Years Ended December 31,
                              ---------------------------------------------
                                 2000               1999             1998
                                 ----               ----             ----

     Current                  $ 288,152           418,434          529,126
     Deferred (benefit)        (126,575)          (90,540)        (376,955)
                               --------           -------          -------

                               $ 161,577          327,894           152,171
                               =========          =======           =======

     A reconciliation  of the statutory federal income tax rate to effective income tax rate is as follows:

                                               Years Ended December 31,
                                         -----------------------------------
                                           2000         1999          1998
                                           ----         ----          ----

     Statutory federal income tax rate     34.0%        34.0%         34.0%
     State income taxes                     4.0          4.9           6.0
     Low income housing credit            (14.1)        (5.3)           --
     Other                                 (7.5)         (1.6)         2.6
                                          -----         -----        -----

     Effective income tax rate             16.4%        32.0%         42.6%
                                           ====         ====          ====

     Deferred income tax expense (benefit) consists of the following tax effects of timing differences:

                                                                        Years Ended December 31,
                                                              -----------------------------------------
                                                                  2000            1999           1998
                                                                  ----            ----           ----

     Loan fees                                                $    3,237          7,440         21,203
     Depreciation                                                (14,532)        (5,674)       (13,918)
     Deferred compensation                                       (33,649)       (34,548)       (25,089)
     Book loan loss provision in excess of tax deduction         (44,189)       (33,666)       (38,459)
     Recapture of bad debt reserve                               (19,081)       (19,081)       (19,084)
     Unrealized gain (loss) on trading account securities          7,282          9,622       (296,671)
     Other, net                                                  (25,643)       (14,633)        (4,937)
                                                                --------        -------      ---------

                                                              $ (126,575)       (90,540)      (376,955)
                                                              ==========        =======       =========

16)       Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum total requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt correction action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

The Bank, according to federal regulatory standards, is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, tangible, and core ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

At December 31, 2000 and 1999, the Bank’s actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provision, are as follows:

                                                                                    To Be Well-
                                                            For                  Capitalized Under
                                                          Capital                Prompt Corrective
                                Actual               Adequacy Purposes           Action Provisions
                      -------------------------   ----------------------        ------------------
                         Amount      Ratio          Amount         Ratio        Amount       Ratio
                      ------------  -------       ----------       -----        ------       -----

December 31, 2000

Tangible               $8,861,114     6.66%      $1,997,000        1.50%     $      N/A      N/A %
Core                    8,861,114     6.66        3,994,000        3.00       6,656,000      5.00
Risk-based              9,397,287    12.01        6,261,000        8.00       7,827,000     10.00

December 31, 1999
-----------------
Tangible               $8,090,945     6.51%      $1,865,000        1.50%     $      N/A       N/A %
Core                    8,090,945     6.51        3,730,000        3.00       6,217,000      5.00
Risk-based              8,626,646    12.44        5,547,000        8.00       6,934,000     10.00

16)        Regulatory Capital Requirements (continued)

                                                                     Tangible              Core           Risk-based
                                                                     Capital              Capital           Capital
                                                                     -------              -------           -------
     December 31, 2000
     -----------------

     Stockholders' equity                                         $  8,929,576          8,929,576          8,929,576
     Unrealized gain on securities
        available for sale, net of taxes                               (68,462)           (68,462)           (68,462)
     General loss allowances                                                --                 --            551,173
     Direct equity investments                                              --                 --            (15,000)
                                                                  ------------       ------------       ------------
     Regulatory capital computed                                  $  8,861,114          8,861,114          9,397,287
                                                                  ============       ============       ============

  A  reconciliation  of the Bank's equity  capital at December 31, 2000 is as follows:

      Stockholders' equity                                                           $ 11,499,351
      Less Company stockholders' equity not available for regulatory capital           (2,569,775)
                                                                                     ------------
      Stockholders' equity of the Bank                                               $  8,929,576
                                                                                     ============

                                                                      Tangible           Core          Risk-based
                                                                      Capital           Capital          Capital
                                                                      -------           -------          -------
     December 31, 1999
     -----------------

     Stockholders' equity                                         $  8,012,227         8,012,227        8,012,227
     Unrealized loss on securities
        available for sale, net of taxes                                78,718            78,718           78,718
     General loss allowances                                                --                --          550,701
     Direct equity investments                                              --                --          (15,000)
                                                                  ------------      ------------      -----------

     Regulatory capital computed                                  $  8,090,945         8,090,945        8,626,646
                                                                  ============      ============      ===========

     A  reconciliation  of the Bank's equity  capital at December 31, 1999 is as follows:

     Stockholders' equity                                                                           $  11,539,269
     Less Company stockholders' equity not available for regulatory capital                            (3,527,042)
                                                                                                    -------------
         Stockholders' equity of the Bank                                                           $   8,012,227
                                                                                                    =============

17)        Stockholders' Equity

As part of the Conversion, the Bank established a liquidation account for the benefit of all eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank’s capital stock. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

In addition, the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders’ equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company’s source of funds for future dividends may depend upon dividends received by the Company from the Bank.

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

Commitments to originate mortgage loans of $1,343,000 at December 31, 2000 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $713,000 are in fixed rate commitments with rates ranging from 7.875% to 9.00% and $630,000 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

The Bank has approved, but unused, home equity lines of credit of approximately $2,430,000 at December 31, 2000. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer’s home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $1,530,000 at December 31, 2000. The Bank also has approved but unused credit card lines of credit of approximately $920,000.

The Bank is currently participating with several local financial institutions in credit enhancement agreements with in-state municipalities to guarantee the repayment on municipal revenue bonds. The Bank has accepted credit risk on these various municipal projects in the amount of approximately $1,400,000. These credit enhancements are in cooperation with the Federal Home Loan Bank of Indianapolis (“FHLB”) and have pledging requirements as part of the qualifying collateral agreement with FHLB. Additionally, at December 31, 2000, the Bank had issued standby letters of credit totaling approximately $800,000 to guarantee the performance of a customer to a third party.

19)       Contingencies

The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

20)       Subsequent Event

On January 31, 2001, the Company declared a quarterly cash dividend of $.06 per share, totaling $56,368, payable February 23, 2001 to shareholders of record as of February 9, 2001.

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

21)       Disclosures About the Fair Value of Financial Instruments (continued)

The estimated fair value of the Company’s financial instruments as of December 31, 2000 and 1999 are as follows:

                                                                         December 31, 2000
                                                                  --------------------------------
                                                                     Carrying           Fair
                                                                      Amount            Value
                                                                  -------------   ----------------
     Financial assets:
        Cash and cash equivalents                                $   4,614,532         4,614,532
        Investment securities, available for sale                    3,928,311         3,928,311
        Trading securities                                             936,159           936,159
        Mortgage-backed securities, available for sale               3,423,944         3,423,944
        Loans receivable                                           112,482,467       111,597,000

     Financial liabilities:
        Deposits                                                 $  89,711,720        90,044,000
        Borrowed money                                              31,108,134        30,728,000

                                                                         December 31, 1999
                                                                  --------------------------------
                                                                     Carrying           Fair
                                                                      Amount            Value
                                                                  -------------   ----------------
     Financial assets:
        Cash and cash equivalents                                $   5,457,738         5,457,738
        Investment securities, available for sale                    5,352,142         5,352,142
        Trading securities                                           1,909,333         1,909,333
        Mortgage-backed securities, available for sale               1,868,000         1,868,000
        Loans receivable                                           105,909,909       104,015,000

     Financial liabilities:
        Deposits                                                 $  88,944,925        88,551,000
        Borrowed money                                              24,675,589        23,259,000

22)       Condensed Parent Company Only Financial Statements

The following condensed statement of financial condition, as of December 31, 2000 and 1999 and condensed statements of income and cash flows for the years ended December 31, 2000, 1999 and 1998 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

                   Condensed Statements of Financial Condition
                   -------------------------------------------

                                                               December 31,
                                                    -------------------------------
                                                          2000               1999
                                                          ----               ----
     Assets
     ------
     Cash and cash equivalents                      $     909,595           574,929
     Trading securities                                   936,159         1,909,333
     Loans receivable                                     449,650           620,118
     Equity investment in the Bank                      9,132,505         8,482,502
     Prepaid expenses and other assets                    316,305           469,600
                                                     ------------      ------------

                                                       11,744,214        12,056,482

     Liabilities and Stockholders' Equity
     ------------------------------------

     Liabilities:
     -----------
     Accrued taxes and other liabilities                   41,934            46,938
                                                     ------------     -------------

     Stockholders' Equity:
     --------------------
     Common stock                                          16,862            11,241
     Additional paid-in capital                        10,643,985        10,649,606
     Retained earnings                                  8,404,133         7,780,655
     Treasury stock                                    (7,266,212)       (6,219,684)
     Common stock awarded by RRP                          (96,488)         (212,274)
                                                     ------------      ------------

       Total stockholders' equity                      11,702,280        12,009,544
                                                       ----------        ----------

                                                    $  11,744,214        12,056,482
                                                       ==========        ==========

                     Condensed Statements of Income
                     ------------------------------

                                                                      Years Ended December 31,
                                                            -------------------------------------------
                                                                2000            1999            1998
                                                                ----            ----            ----

     Net interest income                                     $  85,994         114,740         152,693
     Gain (loss) on sale of trading securities                 (59,404)         99,627          24,086

     Unrealized gain (loss) on trading securities              121,818        (123,773)       (771,172)
     Non-interest expense                                     (251,264)       (242,094)       (270,859)
                                                             ---------       ---------       ---------
     Net loss before income taxes and
        equity in earnings of subsidiaries                    (102,856)       (151,500)       (865,252)
     Benefit from income taxes                                  58,237          54,764         325,292
                                                             ---------       ---------       ---------
     Net loss before equity in earnings of subsidiaries        (44,619)        (96,736)       (539,960)
     Equity in earnings of subsidiaries                        870,003         793,577         744,602
                                                             ---------       ---------       ---------

       Net income                                            $ 825,384         696,841         204,642
                                                             =========       =========       =========

22)       Condensed Parent Company Only Financial Statements (continued)

                       Condensed Statements of Cash Flows
                       ----------------------------------

                                                                      Years Ended December 31,
                                                         ------------------------------------------------
                                                              2000              1999               1998
                                                              ----              ----               ----
    Operating activities:
        Net income                                       $   825,384           696,841           204,642
        Equity in earnings of the Bank                      (870,003)         (793,577)         (744,602)
        Amortization of cost of stock benefit plan           115,786           115,786           115,786
        (Gain) loss on sale of trading securities             59,404           (99,627)          (24,086)
        Unrealized (gain) loss on trading
           securities held for trade                        (121,818)          123,773           771,172
        Purchase of trading securities                            --           (93,750)         (852,648)
        Proceeds from sale of trading securities           1,035,588           554,401           124,399
        (Increase) decrease in other assets                  153,295          (134,355)         (333,787)
        Increase (decrease) in accrued
           taxes and other liabilities                        (5,004)            4,655          (179,467)
                                                         -----------       -----------       -----------

    Net cash provided by (for) operating activities        1,192,632           374,147          (918,591)
                                                         -----------       -----------       -----------

    Investing activities:
        Loan disbursements                                        --        (4,000,000)       (4,000,000)
        Loan repayments                                      170,468         5,103,353         5,003,353
                                                         -----------       -----------       -----------

    Net cash provided by investing activities                170,468         1,103,353         1,003,353
                                                         -----------       -----------       -----------

    Financing activities:
        Proceeds from borrowed money                          75,000                --                --
        Repayment of borrowed money                          (75,000)               --                --
        Purchase of treasury stock                        (1,046,528)       (2,375,669)       (1,620,964)
        Dividends received from Bank                         220,000         1,300,000         1,900,000
        Dividends paid on common stock
           and payment of fractional shares                 (201,906)         (233,705)         (244,373)
                                                         -----------       -----------       -----------

    Net cash provided by (for) investing activities       (1,028,434)       (1,309,374)           34,663
                                                         -----------       -----------       -----------

    Net increase in cash and cash equivalents                334,666           168,126           119,425
    Cash and cash equivalents at beginning of year           574,929           406,803           287,378
                                                         -----------       -----------       -----------

    Cash and cash equivalents at end of year             $   909,595           574,929           406,803
                                                         ===========       ===========       ===========

AMB Financial Corp.
Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., on April 25, 2001, at the Company’s corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

Stock Listing

The Company's stock is traded over the counter, on the NASDAQ Small Cap Market under the symbol "AMFC".

Price Range of Common Stock and Dividends

The table below shows the range of high and low bid prices and dividends paid in fiscal 2000. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

          Quarter Ended                High         Low        Dividends
          -------------               ------       -----      -----------
          March 31, 2000               9.583       8.750       $0.053
          June 30, 2000                9.583       8.667       $0.053
          September 30, 2000          10.000       7.750       $0.060
          December 31, 2000            9.500       7.875       $0.060

The Board of Directors will consider the payment of future cash dividends based on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. See Note 17 of the Notes to the Consolidated Financial Statements for information regarding limitations of the Bank’s ability to pay dividends to the Company.

As of December 31, 2000, the Company had 360 stockholders of record and 939,475 outstanding shares of common stock.

Shareholder General Inquiries	Transfer Agent
Clement B. Knapp, Jr., President AMB Financial Corp. 8230 Hohman Ave. Munster, Indiana 46321 (219) 836-5870	Registrar & Transfer Co. 10 Commerce Drive Cranford, New Jersey 07016 (800) 456-0596

AMB Financial Corp.
Corporate Information

     Corporate Office

     AMB Financial Corp.                 Telephone   (219) 836-5870
     8230 Hohman Avenue                  Fax         (219) 836-5883
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

     Ronald W. Borto                     Louis A. Green
     Director since 1986.                Senior Vice-President

     Donald L. Harle                     Daniel T. Poludniak
     Director since 1995.                Vice-President, Treasurer and
                                         Chief Financial Officer

     John C. McLaughlin                  Denise L. Knapp
     Director since 1979.                Corporate Secretary

     John G. Pastrick                    Michael Mellon
     Director since 1979.                Vice President

     Robert E. Tolley                    Todd Williams
     Director since 1987.                Asst-Vice President

     Independent Auditors                Corporate Counsel / Local
     Cobitz, VandenBerg & Fennessy       Abrahamson & Reed
     9944 S. Roberts Road Suite 202      Attorneys at Law
     Palos Hills, IL  60465              200 Russell Street
                                         Hammond, IN 46320

                                         Corporate Counsel / Washington DC
                                         Jenkens & Gilchrist
                                         1919 Pennsylvania Avenue, NW, Suite 600
                                         Washington, D.C. 20006

Annual and Other Report
The Company is required to file an annual report on Form 10-KSB with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company's quarterly reports may be obtained without charge by contacting:

Sara E. Meeks AMB Financial Corp. 8230 Hohman Avenue Munster, Indiana 46321 (219) 836-5870