Form 10KSB40, Exhibit 13
period 2001-12-31
AMB FINANCIAL CORP
filed 2002-04-01
CIK 915393

================================================================================
                                TABLE OF CONTENTS
================================================================================




     Selected Consolidated Financial Information.............  3

     Management's Discussion and Analysis of Financial
        Condition and Results of Operations..................  5

     Independent Auditors' Report............................ 16

     Consolidated Financial Statements....................... 17

     Stockholder Information................................. 46

     Corporate Information................................... 47

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (Dollars in thousands except per share data)

                                                                               For the Year Ended December 31
                                                            --------------------------------------------------------------------
                                                              2001           2000           1999           1998           1997
                                                            --------------------------------------------------------------------
SELECTED OPERATING DATA:

Total interest income                                       $  9,609       $  9,209       $  8,252       $  7,969       $  7,120
Total interest expense                                         6,293          5,859          4,904          4,570          3,793
                                                            --------       --------       --------       --------       --------
     Net interest income before provision for loan losses      3,316          3,350          3,348          3,399          3,327
Provision for loan losses                                        152            124            119            102             74
                                                                  --             --             --             --             --
Net interest income after provision for loan losses            3,164          3,226          3,229          3,297          3,253
                                                            --------       --------       --------       --------       --------

Non-interest income:
Fees and service charges                                         586            468            450            450            349
Commission income                                                 66             59             46             55             78
Rental income                                                    290             47             --             --             --
Gain (loss) on sale of securities                                 85            (64)           116             68             58
Unrealized gain (loss) on trading securities                     100            122           (124)          (771)           561
Gain on sale of deposits                                          --             --             --             27             --
Gain (loss) on sale of real estate owned                          --             --             10             (2)             5
Loss from investment in joint venture                           (103)           (93)           (54)           (11)            --
Other                                                            281            180            168            123             81
                                                            --------       --------       --------       --------       --------
       Total non-interest income                               1,305            719            612            (61)         1,132
                                                            --------       --------       --------       --------       --------

Non-interest expense:
Compensation and benefits                                       1554           1411           1345           1377          1,294
Office occupancy and equipment expenses                          465            366            311            309            353
Data processing                                                  447            425            398            368            336
Federal deposit insurance premiums                                18             18             47             45             41
Professional fees                                                210            173            135            167            131
Other                                                            651            565            580            613            531
                                                            --------       --------       --------       --------       --------
      Total non-interest expense                               3,345          2,958          2,816          2,879          2,686
                                                            --------       --------       --------       --------       --------

Income before income taxes                                     1,124            987          1,025            357          1,698
Income tax provision                                             223            162            328            152            675
                                                            --------       --------       --------       --------       --------
Net income                                                       901            825            697            205          1,023
                                                            --------       --------       --------       --------       --------

Basic earnings per share                                    $   1.11       $   0.93       $   0.64       $   0.16       $   0.75
Diluted earnings per share                                  $   1.09       $   0.93       $   0.64       $   0.16       $   0.73

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                             (Dollars in thousands)

                                                                                      At December 31,
                                                     -------------------------------------------------------------------------------
                                                        2001             2000             1999             1998             1997
                                                     -------------------------------------------------------------------------------
SELECTED FINANCIAL DATA:

Total assets                                         $  141,648       $  135,699       $  127,786       $  116,913       $   99,796
Loans receivable, net                                   114,513          112,482          105,910           89,762           77,093
Investment securities and interest bearing deposits      11,518            6,637            8,013           13,359           12,115
Mortgage-backed securities                                3,023            3,424            1,868            2,649            3,494
Trading securities                                          583              936            1,909            2,394            2,413
Deposits                                                102,210           89,712           88,945           78,997           71,700
Borrowed funds                                           25,042           32,368           26,009           23,074           12,000
Stockholder's equity                                     11,717           11,499           11,539           13,413           14,770





                                                                              At or For the Year Ended December 31,
                                                          --------------------------------------------------------------------------
                                                             2001           2000            1999            1998            1997
                                                          --------------------------------------------------------------------------
SELECTED FINANCIAL RATIOS AND OTHER DATA:

Return on average assets                                     0.65 %         0.63 %          0.58 %          0.18 %          1.07 %
Return on average stockholders' equity                       7.99           7.47            5.68            1.46            7.06
Average stockholders' equity to average assets               8.07           8.44           10.14           12.61           15.10
Stockholders' equity to total assets                         8.27           8.47            9.03           11.47           14.80
Interest rate spread during period                           2.47           2.55            2.70            2.86            3.10
Net interest margin                                          2.59           2.75            2.98            3.29            3.67
Operating expenses to average assets                         2.40           2.26            2.33            2.59            2.80
Efficiency ratio (1)                                        72.65          72.61           71.11           87.41           60.28
Non-performing assets to total assets                        0.97           0.69            0.73            0.43            0.34
Allowance for loan losses to non-performing loans           58.74          58.76           59.32          104.87          133.12
Allowance for loan losses to loans receivable, net           0.61           0.49            0.56            0.56            0.53
Ratio of  average interest-earning
assets to average interest-bearing liabilities              1.02x          1.04x           1.06x           1.10x           1.14x
Number of full-service offices                                  3              3               3               3               4

(1) Non-interest expense divided by net-interest income plus other income except for gains and losses on investments available for sale.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL AMB Financial Corp. (the "Company") is the thrift holding company for American Savings FSB, (the "Bank"), a federally chartered savings bank. Collectively, the Holding Company and the Bank are referred to herein as the "Company."

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

The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings and to a lesser degree, non-interest income and non-interest expense. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. Non-interest income primarily consists of service charges, rental income, fees on deposits and loan products and, on occasion, securities gains or losses. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, data processing service fees, federal deposit insurance premiums, and other operating expenses.

The Company's results of operations are also affected by general economic conditions, the monetary and fiscal policies of Federal agencies and the policies of agencies that regulate financial institutions. Future changes in applicable laws, regulations or government policies may have a material impact on the Company. Lending activities are influenced by the demand for real estate loans and other types of loans, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (including rates on non-deposit investment alternatives), account maturities, and the levels of personal income and savings in the Company's market area.

OPERATING STRATEGY. The Company's basic mission is to maintain its focus as independent, community-oriented financial institution-serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one-to-four-family residential real estate;
(ii) supplement its one-to-four-family residential lending activities with commercial real estate, commercial business, consumer, construction, multi-family and land loans; (iii) augment its lending activities with investments in purchased loans, mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets when market conditions permit (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, to the extent practicable, the volume of the Company's assets and liabilities.

Management and the Board of Directors of the Company have sought to enhance shareholder value by using excess capital to repurchase outstanding shares when business and market conditions warrant.

FORWARD-LOOKING STATEMENTS. When used throughout this document, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected," or similar expressions are intended to identify "forward looking statements" within the meaning of the

Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Company's financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

The Company does not undertake, and specifically disclaims any obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

ANALYSIS OF FINANCIAL CONDITION. Total assets of the Company increased $5.9 million, or 4.4% to $141.6 million at December 31, 2001, compared to $135.7 million at December 31, 2000, due primarily to an increase in cash and interest-bearing deposits and loans receivable funded by an increase in deposit balances.

Cash and short-term investments increased by $4.3 million to $9.0 million at December 31, 2001 from a combined $4.6 million at December 31, 2000. The increase is due to deposit inflows experienced during the period. The excess cash is expected to be redeployed into loan production, investment securities, or to repay maturing borrowings.

Investment securities available for sale decreased by $445,000 to $3.5 million at December 31, 2001. The decrease is primarily due to the sale of a $500,000 U.S. Treasury note that was reinvested in mortgage-backed securities. Gross unrealized gains in the available for sale portfolio were $91,000 at December 31, 2001 compared to gross unrealized gains of $8,000 at December 31, 2000, reflecting the positive impact of lower interest rates.

Trading securities declined by $353,000 to $583,000 at December 31, 2001. The decrease is attributable to stock sales in the amount of $453,000 offset by a decline in unrealized losses in the portfolio of $100,000.

Mortgage-backed securities available for sale decreased by $401,000 to $3.0 million at December 31, 2001. The decrease is primarily due to prepayments and amortization of $919,000 offset by purchases of $500,000 and an increase in unrealized gains of $18,000. Gross unrealized gains in the available for sale portfolio were $124,000 at December 31, 2001 compared to gross unrealized gains of $106,000 at December 31, 2000, again reflecting the positive impact of lower interest rates.

Loans receivable increased to $114.5 million at December 31, 2001, a $2.0 million or 1.8% increase from December 31, 2000. The Bank originated loans of $29.9 million, primarily one to four family residential and to a lesser extent home equity lines of credit and commercial business loans, and purchased loans totaling $12.5 million (including commercial leases and receivables totaling $6.5 million) during the twelve month period ended December 31, 2001, compared to $22.7 million of originations and $6.8 million of purchases during the prior year period. Offsetting originations and purchases were amortization and prepayments totaling $40.2 million and $22.8 million for the twelve-month periods ended December 31, 2001 and 2000. Given management's current outlook for mortgage interest rates and its aggressive lending effort, the Company expects loan origination activity to be strong into 2002.

Liabilities increased from $124.2 million at December 31, 2000, to $129.9 million at December 31, 2001, an increase of $5.7 million, or 4.6%. The primary reason for the increase in total liabilities was an increase in deposit accounts. Deposits increased by $12.5 million, to $102.2 million at December 31, 2001 from $89.7 million at December 31, 2000. The increase is primarily due to the Company's aggressive competitive certificate rate pricing, primarily on nine to fifteen month terms. Borrowed money, which consists of FHLB of Indianapolis advances, decreased during the year by $7.2 million to $24.0 million at December 31, 2001. The decrease is primarily attributable to repayments of advances utilizing net deposit inflows, as well as excess liquidity from higher levels of loan prepayments during 2001.

Total stockholder's equity increased by $218,000 to $11.7 million at December 31, 2001 from the balance at December 31, 2000. This increase was due to net income of $901,000, an increase of $60,000 in the net unrealized gain on securities available for sale and normal amortization of RRP and ESOP benefits of $228,000 which was offset by the repurchase of common stock in the amount of $777,000 and the payment of dividends on common stock of $194,000. The Company is no longer subject to regulatory limitations on stock repurchases and, subject to market conditions, may continue modest repurchases of stock.

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

                      ANALYSIS OF NET INTEREST INCOME TABLE

                                                                For the Year Ended December 31
                                                                    (Dollars in thousands)
                                        ----------------------------------------------------------------------------
                                                          2001                                   2000
                                        ----------------------------------------------------------------------------
                                          Average       Interest                Average        Interest
                                          Outstanding   Earned/     Yield/      Outstanding    Earned/      Yield/
                                          Balance       Paid        Rate        Balance        Paid         Rate
Interest-Earning Assets
   Loans receivable   (1)                 114,825        8,869       7.72%       109,132        8,484       7.77%
   Mortgage-backed securities               3,181          252       7.92%         2,932          209       7.13%
   Investment securities                    4,533          218       4.81%         6,077          271       4.46%
   Interest-bearing deposits                4,038          149       3.69%         2,164          130       6.01%
   FHLB stock                               1,624          121       7.45%         1,394          115       8.25%
                                        ----------------------------------------------------------------------------
  Total interet-earning assets           $128,201       $9,609       7.50%      $121,699       $9,209       7.57%

Interest-Bearing Liabilities
  Passbook accounts                        14,432          393       2.72%        14,745          402       2.73%
  Demand and NOW accounts                  12,088          230       1.90%        11,151          217       1.95%
  Certificate accounts                     71,288        4,129       5.79%        66,504        3,757       5.65%
  Borrowings                               27,309         1541       5.64%        24,398         1483       6.08%
                                        ----------------------------------------------------------------------------
 Total interest-bearing liabilities      $125,117       $6,293       5.03%      $116,798       $5,859       5.02%
                                        ----------------------------------------------------------------------------
Net interest income                                     $3,316                                 $3,350
                                                  =============                          =============
Net interest rate spread                                             2.47%                                  2.55%
                                                               ============                           ============
Net earning assets                         $3,084                                 $4,901
                                        ==========                         ==============
Net yield on average
  interest-earning assets                                            2.59%                                  2.75%
                                                               ============                           ============
Average interest-earning assets to
  average interest-bearing liabilities                  1.02x                                  1.04x
                                                   =============                          =============

                                       ------------------------------------
                                                      1999
                                       ------------------------------------
                                          Average        Interest
                                          Outstanding    Earned/     Yield/
                                          Balance        Paid        Rate
Interest-Earning Assets
   Loans receivable   (1)                   96,000        7,420      7.73%
   Mortgage-backed securities                2,277          153      6.72%
   Investment securities                     8,335          371      4.45%
   Interest-bearing deposits                 4,226          200      4.73%
   FHLB stock                                1,347          108      8.02%
                                       ------------------------------------
  Total interet-earning assets            $112,185       $8,252      7.36%

Interest-Bearing Liabilities
  Passbook accounts                         15,361          420      2.73%
  Demand and NOW accounts                   10,853          226      2.08%
  Certificate accounts                      56,075        2,929      5.22%
  Borrowings                                23,051         1329      5.77%
                                       ------------------------------------
 Total interest-bearing liabilities       $105,340       $4,904      4.66%
                                       ------------------------------------
Net interest income                                      $3,348
                                                   =============
Net interest rate spread                                             2.70%
                                                                ===========
Net earning assets                          $6,845
                                       ==============
Net yield on average
  interest-earning assets                                            2.98%
                                                                ===========
Average interest-earning assets to
  average interest-bearing liabilities                    1.06x
                                                   =============

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


                             INTEREST VOLUME CHANGE

                                                                 For the Year Ended December 31,
                                     -----------------------------------------------------------------------------------
                                             2001 Compared to 2000                       2000 Compared to 1999
                                           Increase (Decrease) Due to                  Increase (Decrease) Due to
                                     ---------------------------------------     ---------------------------------------
                                                           Rate/                                       Rate/
                                      Rate      Volume     Volume      Net        Rate      Volume     Volume      Net
                                     ---------------------------------------     ---------------------------------------
                                                                   (Dollars in thousands)
Interest-earning assets:
Loans receivable, net                   (55)       443         (3)       385         43      1,015          6      1,064
Mortgage-backed securities               23         18          2         43          9         44          3         56
Investment securities                    21        (69)        (5)       (53)         1       (101)        --       (100)
Interest-bearing deposit                (50)       112        (43)        19         54        (98)       (26)       (70)
FHLB Stock                              (11)        19         (2)         6          3          4         --          7
                                     ------     ------     ------     ------     ------     ------     ------     ------
     Totals                             (72)       523        (51)       400        110        864        (17)       957
                                     ------     ------     ------     ------     ------     ------     ------     ------

Interest-bearing liabilities:
Passbook accounts                        --         (9)        --         (9)        (1)       (17)        --        (18)
Demand and Now accounts                  (5)        18         --         13        (15)         6         --         (9)
Certificate accounts                     95        270          7        372        239        545         44        828
Borrowed funds                         (106)       177        (13)        58         72         78          4        154
                                     ------     ------     ------     ------     ------     ------     ------     ------
     Totals                             (16)       456         (6)       434        295        612         48        955
                                     ------     ------     ------     ------     ------     ------     ------     ------
Net change in net interest income                                        (34)                                          2
                                                                      ------                                      ------

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000.

NET INCOME. The Company reported net income of $901,000 for the year ended December 31, 2001. This compared to net income of $825,000 reported for the year ended December 31, 2000, representing an increase of $76,000, or 9.2%.

INTEREST INCOME. The Company's total interest income for the year ended December 31, 2001 increased $400,000, or 4.3%, as compared to the year ended December 31, 2000. The increase in interest income was due primarily to an increase in the average balance of interest earning assets of $6.5 million for the year December 31, 2001, as compared to the year ended December 31, 2000 partially mitigated by a slight decline in the average rate earned on interest earning assets. The growth in average balance was primarily attributed to the Company's continued aggressive lending efforts.

INTEREST EXPENSE. Total interest expense for the year ended December 31, 2001 increased $434,000, or 7.4%, as compared to the year ended December 31, 2000. This increase was due to an increase in the average balances of deposits and borrowings outstanding of $8.3 million. The average cost of funds remained constant during both periods.

PROVISION FOR LOAN LOSSES. The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level deemed adequate to provide for probable accrued losses on existing loans. The allowance is based upon past loss experience and other factors, which, in management's judgment, deserve current recognition in estimating losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans, and economic conditions.

A provision for loan losses of $152,000 was recorded during the year ended December 31, 2001 as compared to $124,000 in the prior year. The provision and allowance for loan losses were based on an analysis of individual credits, prior and current loss experience, overall growth in the portfolio, the change in the portfolio mix and current economic conditions. Management believes that the total allowance of $766,000 on total loans of $116.9 million at December 31, 2001, is adequate. At December 31, 2001, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

Non-performing loans at December 31, 2001 increased to $1.3 million, or 1.10% of net loans receivable, compared to $1.1 million or .97% of net loans receivable as of December 31, 2000. The increase in non-performing loans from December 31, 2001 relates to additional delinquent one-to-four family mortgage loans secured by real estate. Included in non-performing loans at December 31, 2001, is a $463,000 non-residential participation loan that is currently in the process of foreclosure. At December 31, 2001, management had authorized the establishment of a specific valuation reserve against this loan in the amount of $70,000. Although the bank maintains its allowance for loan losses at a level that it considers to be adequate, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

NON-INTEREST INCOME. The Company's non-interest income increased by $587,000 to $1.3 million for the year ended December 31, 2001 as compared to $719,000 recorded in 2000. The increase in non-interest income is primarily attributable to an increase in rental income of $243,000 from the Dyer office location purchase in late 2000, and income from both realized and unrealized gains on trading securities in the amount of $106,000. In addition, the Company recorded higher deposit related fee income of $72,000, due in part to increased volumes of transactions and increased ATM fee charges, increased loan fees and service charges of $45,000 due to higher loan volumes and an increase of $102,000 in other income, primarily from increased fee income generated from purchased receivables. The Company recorded a loss of $103,000 during the year ended December 31, 2001, related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an additional offsetting $140,000 income tax credit during the year which favorably impacted the Company's effective income tax rate.


NON-INTEREST EXPENSE. The Company's non-interest expense increased $387,000 to $3.3 million for the year ended December 31, 2001 from $3.0 million in the prior year. The increase was primarily attributable to an increase in compensation and benefits of $143,000 due to normal salary and benefit increases, an increase of $99,000 in occupancy and equipment expenses related to increased depreciation, utility and maintenance charges relating to a full year of operating the Dyer office location, increased data processing costs of $22,000 due to an increase in volume, fees and added services and an increase in professional fees of $37,000, due primarily to public company matters.

INCOME TAXES. Income tax expense for the year ended December 31, 2001 increased by $62,000 to $224,000 compared to $162,000 for the 2000 year. This increase was primarily attributable to increased income before taxes. Both periods were positively impacted by the recognition of low-income housing tax credits mentioned above provided through an investment in a limited partnership organized to build, own and operate a 56 unit low-income housing apartment complex.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999.

NET INCOME. The Company's net income for the year ended December 31, 2000 was $825,000, an increase of $128,000 compared to the year ended December 31, 1999. This increase was primarily due to an increase in non-interest income of $107,000 and a reduction in income tax expense of $166,000 offset by an increase in non-interest expense of $142,000.

INTEREST INCOME. Total interest income increased $957,000 or 11.6% for the year ended December 31, 2000 compared to the prior year. This increase was due to a combination of higher rates and higher average volume of interest earning assets. The higher volume is primarily due to loans receivable as a result of the Company's continued aggressive lending efforts. Interest income from loans increased $1.1 million almost entirely as a result of the increased volume. The higher rates were primarily due to higher short term interest rates throughout the year which impacted to some degree all interest earning assets.

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

A provision for loan losses of $124,000 was recorded during the year ended December 31, 2000 as compared to $119,000 in the prior year. The increase in the provision for loan losses was due primarily to the continuing growth in loans receivable. Management believes that the total allowance of $701,000 on total loans of $113.8 million at December 31, 2000, is adequate given the area economic conditions, the level of impaired and non-performing loans, and the composition of the loan portfolio. The allowance is maintained at a level which represents management's best estimate of losses in the portfolio and such losses are both probable and reasonably estimatable. At December 31, 2000, the Company was aware of no regulatory directives or suggestions that the Company make additional provisions for losses on loans.

Non-performing loans at December 31, 2000 increased to $1.1 million, or .97% of net loans receivable, compared to $929,000 or .88% of net loans receivable as of December 31, 1999. The increase in non-performing loans from December 31, 1999 relates to additional delinquent one-to-four family mortgage loans secured by real estate. Included in non-performing loans at December 31, 2000, is a $556,000 non-residential participation construction loan that is currently in the foreclosure process. At December 31, 2000, management had authorized the establishment of a specific valuation reserve against this loan in the amount of $150,000. On February 23, 2001, the Bank entered into an agreement where, for consideration in the amount of $530,00, the Bank will assign, transfer and set over to the lead lender all of its right title and interest in the loan participation. The remaining loan balance at this date of approximately $28,000 has been charged off against the bank's general allowance for loan losses. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

NON-INTEREST INCOME. The Company's non-interest income increased by $107,000 to $719,000 for the year ended December 31, 2000 as compared to $612,000 recorded in 1999. The increase in non-interest income is primarily attributable to income from unrealized gains on trading securities. The Company's trading portfolio, which is comprised of holdings in community bank and thrift stocks, performed well during the year. For the year ended December 31, 2000, the Company recorded unrealized gains in the trading portfolio of $122,000 as compared to recording a net loss in the prior year of $124,000. In addition, the Company recorded higher deposit related fee income of $69,000 due in part to increased volume of transactions and increased ATM fee charges, increased commission income of $14,000 due to increased sales of annuity products and $59,000 in other income, primarily from increased cash surrender value on life insurance products. Non-interest income declined in part by $51,000 from decreased loan fees and service charges, due to a decline in the volume of mortgage loan originations, and an additional loss of $40,000 related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an additional offsetting $85,000 income tax credit during the year which resulted in the reduction of the Company's effective income tax rate.

NON-INTEREST EXPENSE. The Company's non-interest expense increased $142,000 to $3.0 million for the year ended December 31, 2001 $2.8 million in the prior year. The increase was primarily attributable to an increase in compensation and benefits of $66,000 due to new hirings and normal salary and benefit increases, an increase of $55,000 in occupancy and equipment expenses related to increased depreciation and maintenance charges, increased data processing costs of $27,000 due to an increase in volume, fees and added services and an increase in professional fees of $38,000. These increases were offset by a decline in advertising costs of $45,000, due to fewer deposit promotions and in FDIC insurance premiums of $29,000.

INCOME TAXES. Income tax expense for the year ended December 31, 2000 decreased $166,000 to $162,000 compared to $328,000 for the 1999 year. This decrease was primarily attributable to increased low-income housing tax credits of $85,000 discussed above as well as current year tax benefit resulting from the Company's restructuring of the ESOP program.

QUALITATIVE AND QUANTITATIVE DISCLOSURE OF MARKET RISK

The principal objectives of the Company's interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives; (ii) quantify and monitor the amount of interest rate risk inherent in the asset/liability structure; and (iii) modify the Company's asset/liability structure, as necessary, to manage interest rate risk and net interest margins in changing rate environments.

Management seeks to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing periods. The Company does not currently engage in the use of off-balance sheet derivative instruments to control interest rate risk and, even though such activity may be permitted with the approval of the Board of Directors, management does not intend to engage in such activity in the immediate future.

Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings and net asset value of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice including through prepayments more quickly than interest-bearing liabilities and net asset value, falling interest rates could result in a decrease in net interest income and net asset value. Finally, a flattening of the "yield curve" (i.e., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

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

Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive adjustable-rate loans. At December 31, 2001, adjustable-rate loans represented $36.0 million, or 30.8% of the total loan portfolio. Second, significant portions of the Company's other debt securities (primarily U.S. Government and agency securities) are intermediate-term instruments with $3.2 million of such securities contractually maturing within five years of December 31, 2001. Third, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 2001, the Company had $15.4 million of regular savings accounts, $5.3 million of money market accounts and $9.3 million of NOW, checking and club accounts. Overall, these accounts comprised 29.4% of the Company's total deposit base. Fourth, most of the mortgage-backed securities purchased by the Company in recent years have had adjustable interest rates and/or short or intermediate effective terms to maturity. Finally, a significant portion of the Company's recent borrowings have terms to maturity or call of three years or more. At December 31, 2001 $8.5 million or 35.3% of the Company's borrowings had terms to maturity or call of three years or more.

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

Presented below, as of December 31, 2001, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Company's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Company would pay on its deposits in the event of a rate increase would increase more rapidly than the yield on its assets because the Company's deposits generally have shorter periods to repricing.

                INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE

   Assumed Change                                                         NPV as % of Present
 in Interest Rates                 Net Portfolio Value                      Value of Assets
------------------------  --------------------------------------      --------------------------
   (Basis Points)         $ Amount       $ Change       % Change      % Ratio          Bp Change
   --------------         ---------      --------       --------      -------          ---------
      +300                  9,037         -5,144            -36         6.61              -315
      +200                 10,736         -3,445            -24         7.70              -206
      +100                 12,506         -1,676            -12         8.79               -98
                           14,181                                       9.77
      -100                 14,828            647              5        10.07                30
      -200                 14,764            582              4         9.92                15



Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV's indicated above.

Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of the Company's business activities.

LIQUIDITY AND CAPITAL RESOURCES. The Company's primary sources of funds are deposits, principal and interest payments on loans and securities and, to a lesser extent, borrowings and proceeds from the sale of loans and securities. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

The primary investing activity of the Company is the origination and purchase of real estate and other loans. During the years ended December 31, 2001, and 2000, the Company's disbursements for loan originations totaled $29.9 million, and $22.7 million respectively and loan purchases totaled $12.5 million and $6.8 million respectively.

For the years ended December 31, 2001, and 2000, the Company experienced net increases in deposits (including the effect of interest credited) of $12.5 million and $767,000 respectively. Proceeds from FHLB advances were $14.0 million in fiscal 2001, and $20.6 million in fiscal 2000. FHLB advances of $21.2 million and $14.2 million were repaid in fiscal 2001 and 2000 respectively.

The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 2001, the Company's borrowing limit from the FHLB of Indianapolis was approximately $56.4 million, with unused borrowing capacity of $32.4 million at that date.

The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2001 and 2000, cash and cash equivalents totaled $9.0 million and $4.6 million, respectively.

At December 31, 2001, the Company had outstanding loan origination commitments of $2.0 million, undisbursed loans in process of $1.7 million and approved but unused lines of credit extended to customers of $4.2 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 2001 totaled $64.0 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

The OTS capital regulations require savings institutions to meet two minimum capital standards: a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. The Bank satisfied these minimum capital standards at December 31, 2001 with a leverage capital ratio of 7.01% and a total risk-based capital ratio of 12.60%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings institution must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. The Bank paid a dividend of $100,000 to the Company during the year ended December 31, 2001 compared to a $220,000 and $1.3 million dividend during the years ended December 31, 2000 and 1999. The dividends have been primarily used by the Company to repurchase common stock for the treasury. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

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

IMPACT OF NEW ACCOUNTING STANDARD

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets (SFAS No.
142). SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized, and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. SFAS No. 142 is effective January 1, 2002 for calendar year companies, however, any acquired goodwill or intangible assets recorded in transactions closed subsequent to June 2001 will be subject immediately to the non-amortization and amortization provisions of SFAS No. 142. The Company does not believe these statements will have a material impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 requires accounting recognition and measurement of a liability, for an asset retirement obligation and associated asset retirement cost. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with the initial application as of the beginning of the entity's fiscal year. The Company does not believe that this statement will have a material impact on its financial position or results of operations.

                          INDEPENDENT AUDITORS' REPORT






The Board of Directors
AMB Financial Corp.

     We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2001, in conformity with generally accepted accounting principles.





January 11, 2002
Palos Hills, Illinois

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------
                 Consolidated Statements of Financial Condition

                                                                                              DECEMBER 31,
                                                                                      -----------------------------
                                                                                          2001             2000
                                                                                      ------------     ------------
ASSETS
------
Cash and amounts due from depository institutions                                     $  2,552,568        3,529,829
Interest-bearing deposits                                                                6,410,091        1,084,703
                                                                                      ------------     ------------
   Total cash and cash equivalents                                                       8,962,659        4,614,532
Investment securities, available for sale, at fair value (note 2)                        3,483,478        3,928,311
Trading securities (note 3)                                                                583,246          936,159
Mortgage-backed securities, available for sale, at fair value (note 4)                   3,022,898        3,423,944
Loans receivable (net of allowance for loan losses:
   2001 - $766,465; 2000 - $701,173) (note 5)                                          114,513,114      112,482,467
Real estate owned                                                                          190,581             --
Investment in limited partnership (note 6)                                               1,130,283        1,233,772
Stock in Federal Home Loan Bank of Indianapolis                                          1,624,400        1,624,400
Office properties and equipment - net (note 7)                                           2,176,767        2,251,267
Accrued interest receivable (note 8)                                                       688,090          720,970
Prepaid expenses and other assets (note 9)                                               5,272,733        4,483,022
                                                                                      ------------     ------------
   Total assets                                                                        141,648,249      135,698,844
                                                                                      ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
LIABILITIES:
------------
Deposits (note 10)                                                                     102,210,145       89,711,720
Borrowed money (note 11)                                                                23,955,838       31,108,134
Note payable                                                                             1,086,150        1,260,088
Advance payments by borrowers for taxes and insurance                                      452,818          468,264
Other liabilities (note 12)                                                              2,225,858        1,651,287
                                                                                      ------------     ------------
   Total liabilities                                                                   129,930,809      124,199,493
                                                                                      ------------     ------------
STOCKHOLDERS' EQUITY:
---------------------
Preferred stock, $.01 par value: authorized 100,000 shares; none outstanding                    --               --
Common stock, $.01 par value: authorized 1,900,000 shares;
   1,686,169 shares issued and 861,063 shares outstanding at
   December 31, 2001 and 939,475 shares outstanding at December 31, 2000                    16,862           16,862
Additional paid-in capital                                                              10,864,371       10,822,244
Retained earnings, substantially restricted                                              9,110,986        8,404,133
Accumulated other comprehensive income, net of income taxes                                128,439           68,462
Treasury stock, at cost (825,106 and 746,694 shares at December 31, 2001 and 2000)      (8,043,498)      (7,266,212)
Common stock acquired by Employee Stock Ownership Plan                                    (359,720)        (449,650)
Common stock awarded by Recognition and Retention Plan                                          --          (96,488)
                                                                                      ------------     ------------
   Total stockholders' equity (notes 16 and 17)                                         11,717,440       11,499,351
                                                                                      ------------     ------------
Commitments and contingencies (notes 18 and 19)
   Total liabilities and stockholders' equity                                         $141,648,249      135,698,844
                                                                                      ============     ============

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------
                 Consolidated Statements of Financial Condition

                                                                     YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------------
                                                               2001             2000             1999
                                                           ------------     ------------     ------------
Interest income:
   Interest on loans                                       $  8,869,118        8,484,266        7,419,764
   Interest on mortgage-backed securities                       252,339          209,354          153,111
   Interest on investment securities                            218,090          270,995          371,083
   Interest on interest-bearing deposits                        149,093          130,199          200,325
   Dividends on Federal Home Loan Bank stock                    120,751          115,020          107,719
                                                           ------------     ------------     ------------
      Total interest income                                   9,609,391        9,209,834        8,252,002
                                                           ------------     ------------     ------------

Interest expense:
   Interest on deposits                                       4,751,519        4,376,137        3,574,843
   Interest on borrowings                                     1,541,412        1,483,301        1,329,235
                                                           ------------     ------------     ------------
      Total interest expense                                  6,292,931        5,859,438        4,904,078
                                                           ------------     ------------     ------------

   Net interest income before provision for loan losses       3,316,460        3,350,396        3,347,924
Provision for loan losses (note 5)                              152,303          124,180          119,024
                                                           ------------     ------------     ------------
   Net interest income after provision for loan losses        3,164,157        3,226,216        3,228,900
                                                           ------------     ------------     ------------

Non-interest income:
   Loan fees and service charges                                150,884          105,646          156,833
   Commission income                                             66,313           59,308           45,781
   Unrealized gain (loss) on trading securities - net            99,611          121,818         (123,773)
   Gain (loss)on sale of trading securities                      67,013          (59,404)          99,627
   Gain (loss)on sale of investment securities                   17,781           (4,676)          15,981
   Gain on sale of real estate owned                                 --               --            9,904
   Rental income                                                290,081           46,607               --
   Loss from limited partnership (note 6)                      (103,489)         (93,228)         (53,925)
   Deposit related fees                                         435,230          362,708          293,548
   Other income                                                 281,785          179,909          167,657
                                                           ------------     ------------     ------------
      Total non-interest income                               1,305,209          718,688          611,633
                                                           ------------     ------------     ------------

Non-interest expense:
   Staffing costs (notes 13 and 14)                           1,554,040        1,410,794        1,345,027
   Advertising                                                   57,073           72,458          117,011
   Occupancy and equipment expenses (note 7)                    464,972          365,742          311,297
   Data processing                                              447,024          424,570          397,545
   Professional fees                                            209,613          172,538          134,640
   Federal deposit insurance premiums                            18,177           18,389           47,150
   Loss on disposition of fixed assets                               --            7,823               --
   Other                                                        593,985          485,629          463,128
                                                           ------------     ------------     ------------
      Total non-interest expense                              3,344,884        2,957,943        2,815,798
                                                           ------------     ------------     ------------

Income before income taxes                                    1,124,482          986,961        1,024,735
   Income taxes (note 15)                                       223,591          161,577          327,894
                                                           ------------     ------------     ------------
      Net income                                           $    900,891          825,384          696,841
                                                           ============     ============     ============
Earnings per share -
      Basic                                                $       1.11              .93              .64
      Diluted                                              $       1.09              .93              .64

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------
           Consolidated Statements of Changes in Stockholders' Equity

                       Three Years Ended December 31, 2001

                                                                              Accumulated            Common     Common
                                                        Additional              Other                 Stock     Stock
                                               Common    Paid-in    Retained Comprehensive Treasury  Acquired   Awarded
                                               Stock     Capital    Earnings    Income      Stock    by ESOP    by RRP     Total
                                              --------  ----------  ---------  --------  ----------  --------  --------  ----------
Balance at December 31, 1998                  $ 16,862  10,766,178  7,317,519   113,856  (3,844,015) (629,510) (328,060) 13,412,830
                                              --------  ----------  ---------  --------  ----------  --------  --------  ----------
Comprehensive income:
  Net income                                                          696,841                                               696,841
    Other comprehensive income, net of tax:
      Unrealized holding loss during the year                                              (193,619)                       (193,619)

Total comprehensive income                                            696,841  (193,619)                                    503,222

Purchase of treasury stock (249,750 shares)                                              (2,375,669)                     (2,375,669)
Amortization of award of RRP stock                                                                              115,786     115,786
Contribution to fund ESOP loan                              26,875                                     89,930               116,805
Dividends declared on common stock
 ($.2133 per share)                                                  (233,705)                                             (233,705)
                                              --------  ----------  ---------  --------  ----------  --------  --------  ----------
Balance at December 31, 1999                    16,862  10,793,053  7,780,655   (79,763) (6,219,684) (539,580) (212,274) 11,539,269
                                              --------  ----------  ---------  --------  ----------  --------  --------  ----------
Comprehensive income:
  Net income                                                                    825,384                                     825,384
  Other comprehensive income, net of tax:
    Unrealized holding gain during the period                                   148,179                                     148,179
    Less: Reclassification adjustment of
      losses included in net income                                                  46                                          46

Total comprehensive income                                            825,384   148,225                                     973,609

Purchase of treasury stock (115,500 shares)                                              (1,046,528)                     (1,046,528)
Amortization of award of RRP stock                                                                              115,786     115,786
Contribution to fund ESOP loan                              29,191                                     89,930               119,121
Dividends declared on common stock ($.2267
   per share)                                                                  (201,740)                                   (201,740)
3 for 2 stock split related to fractional
   shares                                                                (166)                                                 (166)
                                              --------  ----------  ---------  --------  ----------  --------  --------  ----------
Balance at December 31, 2000                    16,862  10,822,244  8,404,133    68,462  (7,266,212) (449,650)  (96,488) 11,499,351
                                              --------  ----------  ---------  --------  ----------  --------  --------  ----------
Comprehensive income:
  Net income                                                                    900,891                                     900,891
    Other comprehensive income, net of tax:
      Unrealized holding gain during the
      period                                                                                 62,249                          62,249
      Less: Reclassification adjustment of
        gains included in net income                                             (2,272)                                     (2,272)

Total comprehensive income                                            900,891    59,977                                     960,868

Purchase of treasury stock (78,412 shares)                                                 (777,286)                       (777,286)
Amortization of award of RRP stock                                                                               96,488      96,488
Tax benefit related to vested RRP stock                      2,445                                                            2,445
Contribution to fund ESOP loan                              39,682                                     89,930               129,612
Dividends declared on common stock
  ($.24 per share)                                                   (194,038)                                             (194,038)
                                              --------  ----------  ---------  --------  ----------  --------  --------  ----------
Balance at December 31, 2001                  $ 16,862  10,864,371  9,110,986   128,439  (8,043,498) (359,720)       --  11,717,440
                                              ========  ==========  =========  ========  ==========  ========  ========  ==========

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------
                      Consolidated Statements of Cash Flows

                                                                                               YEARS ENDED DECEMBER 31,
                                                                                    ----------------------------------------------
                                                                                        2001             2000             1999
                                                                                    ------------     ------------     ------------
Cash flows from operating activities:
  Net income                                                                        $    900,891          825,384          696,841
  Items not requiring (providing) cash:
    Depreciation                                                                         198,641          161,687          122,984
    Amortization of cost of stock benefit plans                                          186,418          205,176          205,716
    Amortization of premiums and accretion of discounts                                    1,332           28,628           30,117
    Net (gain) loss on sale of securities                                                 84,794           64,080         (115,608)
    Net gain on sale of real estate owned                                                     --               --           (9,904)
    Provision for loan losses                                                            152,303          124,180          119,024
    Loss on disposition of fixed assets                                                       --            7,823               --
    Loss from limited partnership                                                        103,489           93,228           53,925
    Increase in cash surrender value of life insurance                                  (155,821)        (138,388)        (125,997)
    Unrealized (gain) loss on trading securities                                         (99,611)        (121,818)         123,773
    Purchase of trading securities                                                            --               --          (93,750)
    Proceeds from sale of trading securities                                             519,537        1,035,588          554,401
    Increase (decrease) in deferred income on loans                                       11,855           29,786           (2,110)
    Increase (decrease) in accrued and deferred income taxes                              83,591         (221,423)        (204,645)
    Decrease (increase) in accrued interest receivable                                    32,880          (78,859)         (47,169)
    Increase (decrease) in accrued interest payable                                      (53,020)          28,025           (5,350)
    Increase in deferred compensation                                                     83,360           84,123           76,974
    Other, net                                                                          (494,255)          22,025          (10,433)
                                                                                    ------------     ------------     ------------
Net cash provided by operating activities                                              1,556,384        2,149,245        1,368,789
                                                                                    ------------     ------------     ------------

Cash flows from investing activities:
    Proceeds from sales of investment securities                                         519,933        1,530,205           15,981
    Proceeds from maturities of investment securities                                    500,000               --          500,000
    Purchase of investment securities                                                   (505,390)          (7,925)          (6,329)
    Proceeds from sales of mortgage-backed securities                                         --          361,625               --
    Proceeds from repayments of mortgage-backed securities                               947,688          360,007          719,969
    Purchase of mortgage-backed securities                                              (499,941)      (2,162,287)              --
    Purchase of Federal Home Loan Bank stock                                                  --         (240,900)         (49,300)
    Purchase of loans                                                                (12,466,558)      (6,807,417)     (23,991,209)
    Loan disbursements                                                               (29,923,793)     (22,749,891)     (24,570,680)
    Loan repayments                                                                   40,158,524       22,830,784       32,297,483
    Proceeds from sale of real estate owned                                                   --               --           33,273
    Property and equipment expenditures, net                                            (124,141)      (2,020,910)         (95,028)
                                                                                    ------------     ------------     ------------
Net cash provided for investing activities                                            (1,393,678)      (8,906,709)     (15,145,840)
                                                                                    ------------     ------------     ------------
Cash flows from financing activities:
    Deposit receipts                                                                 196,760,512      190,652,344      171,721,626
    Deposit withdrawals                                                             (188,387,383)    (193,656,587)    (164,715,766)
    Interest credited to deposits                                                      4,125,296        3,771,038        2,941,850
    Proceeds from borrowed money                                                      14,000,000       20,575,000        9,000,000
    Repayment of borrowed money                                                      (21,152,296)     (14,142,455)      (6,007,411)
    Proceeds from notes payable                                                               --           48,607               --
    Repayment of notes payable                                                          (173,938)        (121,843)         (58,130)
    Increase (decrease) in advance payments by borrowers for taxes and insurance         (15,446)          36,588         (135,422)
    Purchase of treasury stock                                                          (777,286)      (1,046,528)      (2,375,669)
    Dividends paid on common stock                                                      (194,038)        (201,906)        (233,705)
                                                                                    ------------     ------------     ------------
Net cash provided by financing activities                                              4,185,421        5,914,258       10,137,373
                                                                                    ------------     ------------     ------------

Net change in cash and cash equivalents                                                4,348,127         (843,206)      (3,639,678)
Cash and cash equivalents at beginning of year                                         4,614,532        5,457,738        9,097,416
                                                                                    ------------     ------------     ------------
Cash and cash equivalents at end of year                                            $  8,962,659        4,614,532        5,457,738
                                                                                    ============     ============     ============

Supplemental disclosure of cash flow information: Cash paid during the year for:
    Interest                                                                        $  6,345,951        5,831,413        4,909,428
    Income taxes                                                                         140,000          383,000          532,539
  Non-cash investing activities:
    Transfer of loans to real estate owned                                          $    190,581               --               --

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

     ------------------------------------------------------

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

     The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the remaining loans which are evaluated for impairment, management has determined that there were no material amounts of loans which met the definition of an impaired loan during the years ended December 31, 2001 and 2000 and one loan to be evaluated for impairment at December 31, 2001.

     ------------------------------------------------------

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

     ------------------------------------------------------

     Consolidated Statements of Cash Flows
     -------------------------------------

     For the purposes of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, interest-bearing deposits in other financial institutions and federal funds sold.

     Earnings Per Share
     ------------------

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

     Weighted average shares used in calculating earnings per share are summarized below.

                                                              YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                         2001           2000           1999
                                                      ----------     ----------     ----------
     Weighted average number of common shares
        outstanding used in basic EPS calculation        875,348        966,528      1,177,233
     Reduction for common shares not yet
        released by Employee Stock Ownership Plan        (67,449)       (80,937)       (94,426)
                                                      ----------     ----------     ----------
     Total weighted average common shares
        outstanding for basic computation                807,899        885,591      1,082,807
     Add common stock equivalents for shares
        issuable under Stock Option Plans                 17,319          5,603          2,784
                                                      ----------     ----------     ----------
     Weighted average number of shares outstanding
        adjusted for common stock equivalents            825,218        891,194      1,085,591
                                                      ==========     ==========     ==========

     Net income                                       $  900,891        825,384        696,841
     Basic earnings per share                         $     1.11            .93            .64
     Diluted earnings per share                       $     1.09            .93            .64

2)   Investment Securities, Available for Sale
     -----------------------------------------

     Investment securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:

                                                            GROSS         GROSS
                                            AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                               COST         GAINS         LOSSES         VALUE
                                            ----------    ----------    ----------    ----------
     DECEMBER 31, 2001
     -----------------
     United States Government securities    $3,142,093        79,595          --       3,221,688
     Municipal securities                       99,676         2,560          --         102,236
     Marketable equity securities              151,191         8,363          --         159,554
                                            ----------    ----------    ----------    ----------
                                            $3,392,960        90,518          --       3,483,478
                                            ==========    ==========    ==========    ==========

     DECEMBER 31, 2000
     -----------------
     United States Government securities    $3,677,056        22,606        20,021     3,679,641
     Municipal securities                       99,638         1,752          --         101,390
     Marketable equity securities              143,341         3,939          --         147,280
                                            ----------    ----------    ----------    ----------
                                            $3,920,035        28,297        20,021     3,928,311
                                            ==========    ==========    ==========    ==========

     The contractual maturity of the above investments is summarized as follows:

                                                DECEMBER 31, 2001           DECEMBER 31, 2000
                                            ------------------------    ------------------------
                                             AMORTIZED       FAIR       AMORTIZED        FAIR
     TERM TO MATURITY                          COST          VALUE         COST          VALUE
     ----------------                       ----------    ----------    ----------    ----------
     Due in one year or less                $  753,147       764,297       501,522       501,406
     Due after one year through five years   2,388,946     2,457,391     3,175,534     3,178,235
     Due after five years through ten years     99,676       102,236        99,638       101,390
     Marketable equity securities              151,191       159,554       143,341       147,280
                                            ----------    ----------    ----------    ----------
                                            $3,392,960     3,483,478     3,920,035     3,928,311
                                            ==========    ==========    ==========    ==========

     During the current year, the Company sold securities realizing gross proceeds of $519,933, with gross gains of $17,781 realized on those sales. Proceeds from sales of investment securities available for sale during the years ended December 31, 2000 and 1999 were $1,530,205 and $15,981 with gross gains of $5,752 and $15,981 and gross losses of $3,536 and $-0-realized on those sales. The change in net unrealized gains and losses during the current year of $82,242, net of the tax effect of $32,897, resulted in a $49,345 credit to stockholders' equity.

3)   Trading Securities
     ------------------

     Trading securities are accounted for at their current fair values. Trading securities at December 31, 2001 consists of equity securities (common stock with a carrying value of $483,246) and debt securities with a carrying value of $100,000. The common stock investment at December 31, 2001 is pledged as collateral for a revolving line of credit as discussed in Note
     11. Trading securities at December 31, 2000 also consists of equity securities (common stock with a carrying value of $854,909) and debt securities with a carrying value of $81,250. The adjustment of these securities to their current fair values has resulted in a net unrealized gain of $99,611 and $121,818 for the years ended December 31, 2001 and 2000 and a net unrealized loss of $123,773 for the year ended December 31, 1999. Proceeds from sales of trading securities during the years ended December 31, 2001, 2000 and 1999 were $519,537, $1,035,588 and $554,401 with gross gains of $67,013, $15,610 and $99,627 and gross losses of $-0-, $75,014 and
     $-0- realized on those sales.

4)   Mortgage-Backed Securities, Available for Sale
     ----------------------------------------------

     Mortgage-backed securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:

                                                            GROSS         GROSS
                                            AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                               COST         GAINS         LOSSES         VALUE
                                            ----------    ----------    ----------    ----------
     DECEMBER 31, 2001
     -----------------
     Participation Certificates:
     FHLMC - Fixed rate                     $2,182,652        85,102         2,360     2,265,394
     FNMA  - Adjustable rate                    32,061          --             570        31,491
     GNMA  - Fixed rate                        684,638        41,375          --         726,013
                                            ----------    ----------    ----------    ----------
                                            $2,899,351       126,477         2,930     3,022,898
                                            ==========    ==========    ==========    ==========
     Weighted average interest rate               7.06%
                                            ==========

     DECEMBER 31, 2000
     -----------------
     Participation Certificates:
     FHLMC - Fixed rate                     $2,340,778        66,439         2,488     2,404,729
     FNMA  - Adjustable rate                    35,209          --             449        34,760
     GNMA  - Fixed rate                        942,130        42,325          --         984,455
                                            ----------    ----------    ----------    ----------
                                            $3,318,117       108,764         2,937     3,423,944
                                            ==========    ==========    ==========    ==========
     Weighted average interest rate               7.14%
                                            ==========

     There were no sales of mortgage-backed securities available for sale during the year ended December 31, 2001. Proceeds from sales of mortgage-backed securities available for sale during the year ended December 31, 2000 were $361,625 with gross losses of $6,892 realized on those sales. There were no sales of mortgage-backed securities available for sale during the year ended December 31, 1999. The change in net unrealized gains and losses during the current year of $17,720, net of the tax effect of $7,088, resulted in a $10,632 credit to stockholders' equity.

5)   Loans Receivable
     ----------------

     Loans receivable are summarized as follows:

                                                     DECEMBER 31,
                                            ------------------------------
                                                2001              2000
                                            ------------      ------------
     Mortgage loans:
        One-to-four family                  $ 82,461,158        84,349,122
        Multi-family                           2,297,073         2,188,938
        Nonresidential                        12,353,993        10,155,517
        Construction                           2,089,690         4,853,958
        Land                                   1,352,512         1,041,058
                                            ------------      ------------
        Total mortgage loans                 100,554,426       102,588,593
                                            ------------      ------------
     Other loans:
        Loans on deposit accounts                123,218           213,121
        Equity lines of credit                 3,711,140         4,129,997
        Other consumer                         1,570,224         1,538,059
                                            ------------      ------------
        Total other loans                      5,404,582         5,881,177
                                            ------------      ------------
     Commercial business loans                10,950,598         5,377,322
                                            ------------      ------------
        Total loans receivable               116,909,606       113,847,092
                                            ------------      ------------
     Less:
        Loans in process                       1,697,729           676,461
        Net deferred yield adjustments           (67,702)          (13,009)
        Allowance for loan losses                766,465           701,173
                                            ------------      ------------
     Loans receivable, net                  $114,513,114       112,482,467
                                            ============      ============
     Weighted average interest rate                 7.36%             7.82%
                                            ============      ============


     Activity in the allowance for loan losses is summarized as follows:

                                                         YEARS ENDED DECEMBER 31,
                                            ------------------------------------------------
                                                2001              2000              1999
                                            ------------      ------------      ------------
     Balance, beginning of year             $    701,173           590,701           506,534
     Provision for loan losses                   152,303           124,180           119,024
     Charge-offs                                 (94,851)          (17,422)          (39,845)
     Recoveries                                    7,840             3,714             4,988
                                            ------------      ------------      ------------
     Balance, end of year                   $    766,465           701,173           590,701
                                            ============      ============      ============

     Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 2001 and 2000 amounted to approximately $1,256,000 and $1,088,000 respectively. As of December 31, 2001 and 2000, the total investment in impaired loans was $463,000 and $556,000 respectively. The impaired loans at these dates were subject to an allowance for credit losses of $70,000 and $150,000 respectively, which is included in the above loan loss allowance.

     For the years ended December 31, 2001 and 2000, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $54,000 and $68,000 respectively.

     Loans to directors and executive officers aggregated approximately $845,000 and $463,000 at December 31, 2001 and 2000 respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)   Investment in Limited Partnership
     ---------------------------------

     The investment in limited partnership of $1,130,283 and $1,233,772 at December 31, 2001 and 2000 represents a 39.60% equity in Pedcor Investments 1997 - XXXI ("Pedcor"), a limited partnership organized to build, own and operate a 56 unit apartment complex. The Bank has recorded its equity in the losses of Pedcor in the amount of $103,489, $93,228 and $53,925 for the years ended December 31, 2001,
     2000 and 1999. Condensed financial statements for Pedcor are as follows:

                   Condensed Statements of Financial Condition
                   -------------------------------------------

                                                          DECEMBER 31,
                                                  --------------------------
                                                     2001            2000
                                                  ----------      ----------
     ASSETS
     ------
     Cash                                         $    8,328           9,468
     Property and equipment                        3,832,883       3,933,525
     Land                                            112,000         112,000
     Other                                            51,986          15,812
                                                  ----------      ----------
       Total assets                                4,005,197       4,070,805
                                                  ==========      ==========

     LIABILITIES
     ----------
     Notes payable - Bank                            830,015         923,475
     Notes payable - Other                         2,666,389       2,791,368
     Other liabilities                               179,344         132,721
                                                  ----------      ----------
       Total liabilities                           3,675,748       3,847,564
                                                  ----------      ----------

     Partners' capital                               329,449         223,241
                                                  ----------      ----------
       Total liabilities and partners' capital    $4,005,197       4,070,805
                                                  ==========      ==========




                                                           YEARS ENDED DECEMBER 31,
                                                  ------------------------------------------
                                                     2001            2000            1999
                                                  ----------      ----------      ----------
     Condensed statement of operations

     Total revenues                               $  267,731         269,721         104,027
     Total expenses                                  526,279         504,301         240,200
                                                  ----------      ----------      ----------
       Net loss                                   $ (258,548)       (234,580)       (136,173)
                                                  ==========      ==========      ==========

7)   Office Properties and Equipment
     -------------------------------
     Office properties and equipment are summarized as follows:

                                                         DECEMBER 31,
                                                ----------------------------
                                                   2001              2000
                                                ----------        ----------
     Cost:
        Land -     Munster                      $   40,669            40,669
                   Hammond                          33,300            33,300
                   Dyer                            300,000           300,000
        Building - Munster                         423,727           420,271
                   Hammond                         285,521           245,372
                   Dyer                          1,444,194         1,435,275
        Leasehold improvements                     152,757           149,744
        Furniture and equipment                  1,306,637         1,238,033
                                                ----------        ----------
                                                 3,986,805         3,862,664
                                                ----------        ----------
     Less accumulated depreciation:
        Building - Munster                         408,574           402,453
                   Hammond                         240,777           236,354
                   Dyer                             42,786             6,112
        Leasehold improvements                      83,926            75,374
        Furniture and equipment                  1,033,975           891,104
                                                ----------        ----------
                                                 1,810,038         1,611,397
                                                ----------        ----------
     Net book value                             $2,176,767         2,251,267
                                                ==========        ==========

     Depreciation of office properties and equipment for the years ended December 31, 2001, 2000 and 1999 amounted to $198,641, $161,687 and
     $122,984 respectively.

     During the prior year, the Bank purchased the Dyer office location at a cost of $1,730,000. The additional space that the Bank does not occupy is currently being rented to a third-party tenant through May 1, 2002 at a monthly rent of approximately $24,000. Upon this space being vacated by the tenant, the Bank plans to remodel and utilize a portion of this space to house expanded operations and to lease the remaining unused portion of the building to third-party tenants.

8)   Accrued Interest Receivable
     ---------------------------

     Accrued interest receivable is summarized as follows:

                                                         DECEMBER 31,
                                                ----------------------------
                                                   2001               2000
                                                ----------        ----------
     Investment securities                      $   42,088            48,165
     Mortgage-backed securities                     17,113            19,787
     Loans receivable                              694,838           774,795
     Allowance for uncollected interest            (65,949)         (121,777)
                                                ----------        ----------
                                                $  688,090           720,970
                                                ==========        ==========

9)   Prepaid Expenses and Other Assets
     ---------------------------------
     Prepaid expenses and other assets consist of the following:

                                                                       DECEMBER 31,
                                                                --------------------------
                                                                   2001            2000
                                                                ----------      ----------
     Prepaid insurance premiums                                 $   56,075          60,168
     Prepaid pension cost                                          132,868         105,653
     Prepaid federal and state income taxes                         80,760         167,427
     Other prepaid expenses                                        102,134          67,316
     Cash surrender value of life insurance policies (a)         3,005,108       2,849,287
     Deferred federal and state income tax benefit - net (b)       505,402         569,866
     Purchased accounts receivable (c)                           1,338,611         565,673
     Miscellaneous                                                  21,775          97,632
                                                                ----------      ----------
                                                                $5,272,733       4,483,022
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

     (b) Significant components of the deferred tax assets and liabilities are as follows:

                                                                       DECEMBER 31,
                                                                --------------------------
                                                                   2001            2000
                                                                ----------      ----------
     Deferred tax assets:
          Loan fees deferred for financial reporting purposes   $   11,175          13,595
          Accelerated book depreciation                             49,080          51,024
          Deferred compensation                                    250,351         217,007
          Nondeductible incentive plan expense                       6,957          13,251
          Book allowance for loan losses                           306,586         280,469
          Unrealized loss on trading account securities              8,849          48,694
          Allowance for uncollected interest                        25,442          48,711
          Other                                                        751            --
                                                                ----------      ----------
              Total deferred tax assets                            659,191         672,751
                                                                ----------      ----------
     Deferred tax liabilities:
          Tax allowance for loan losses                             38,163          57,244
          Unrealized gain on securities available for sale          85,626          45,641
                                                                ----------      ----------
              Total deferred tax liabilities                       123,789         102,885
                                                                ----------      ----------
              Net deferred tax benefit                          $  535,402         569,866
                                                                ==========      ==========

     (c) The Bank has entered into a program to purchase and manage the accounts receivable of credit- worthy merchants with required repurchase of delinquent accounts and with the merchant's repurchase obligation supported by a cash collateral reserve account. For each merchant, the Bank establishes a maximum amount of purchased receivables allowed to be outstanding at any one time. At December 31, 2001 and 2000, this amount was $2,575,000 and $825,000 respectively.

10)  Deposits
     --------

     Deposit accounts are summarized as follows:

                                                          DECEMBER 31,
                                                 ------------------------------
                                                     2001              2000
                                                 ------------      ------------
     Passbook accounts                           $ 15,350,596        14,096,470
     Demand deposits and NOW accounts               9,331,187         8,017,741
     Money market accounts                          5,344,947         2,852,181
                                                 ------------      ------------
                                                   30,026,730        24,966,392
                                                 ------------      ------------

     Certificates of deposit by interest rate:
     1.01 - 2.00%                                     112,679              --
     2.01 - 3.00                                    7,677,424              --
     3.01 - 4.00                                   12,470,674              --
     4.01 - 5.00                                   21,947,951         3,916,893
     5.01 - 6.00                                   10,664,406        20,819,384
     6.01 - 7.00                                   18,711,604        38,783,478
     7.01 - 8.00                                      591,394         1,218,877
     8.01 - 9.00                                        7,283             6,696
                                                 ------------      ------------
                                                   72,183,415        64,745,328
                                                 ------------      ------------
                                                 $102,210,145        89,711,720
                                                 ============      ============

     The weighted average rate on deposit accounts at December 31, 2001 and 2000 was 4.14% and 5.19% respectively.

     A summary of certificates of deposit by maturity is as follows:

                                                           DECEMBER 31,
                                                 ------------------------------
                                                     2001              2000
                                                 ------------      ------------
     Within 12 months                            $ 63,983,603        38,995,751
     12 months to 24 months                         6,414,182        23,804,732
     24 months to 36 months                         1,140,635         1,248,293
     36 months to 48 months                           644,995           636,862
     Over 48 months                                      --              59,690
                                                 ------------      ------------
         Total                                   $ 72,183,415        64,745,328
                                                 ============      ============

     Interest expense on deposits consists of the following:

                                           YEARS ENDED DECEMBER 31,
                               ------------------------------------------------
                                   2001               2000             1999
                               ------------      ------------      ------------
     Passbook accounts         $    392,522           402,066           419,474
     NOW accounts                   118,204           127,445           128,313
     Money market accounts           99,705            89,305            98,030
     Certificates of deposit      4,141,088         3,757,321         2,929,026
                               ------------      ------------      ------------
         Total                 $  4,751,519         4,376,137         3,574,843
                               ============      ============      ============

     The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $19,900,000 and $14,000,000, or approximately 19.5% and 15.6% of total deposit balances at December 31, 2001 and 2000, respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

11)  Borrowed Money
     --------------

     Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:

                                                          DECEMBER 31,
                                INTEREST         -----------------------------
     MATURITY DATE                RATE              2001                2000
     --------------             --------         ----------          ---------
     January 19, 2001             6.74%          $       --          1,000,000
     January 22, 2001             5.56                   --          1,000,000
     February 12, 2001            7.17                   --          1,000,000
     February 20, 2001            7.23                   --          1,000,000
     April 20, 2001               6.83                   --          1,000,000
     April 23, 2001               6.67                   --          1,000,000
     May 21, 2001                 5.90                   --          2,000,000
     July 26, 2001                6.78                   --          1,500,000
     August 24, 2001              5.71                   --          3,000,000
     September 4, 2001            6.40                   --          1,000,000
     September 17, 2001           6.18                   --          2,500,000
     November 21, 2001            6.63                   --          1,000,000
     November 23, 2001            6.63                   --          1,000,000
     January 16, 2002             2.91              500,000                 --
     May 21, 2002                 4.45            1,000,000                 --
     September 4, 2002            3.83            1,000,000                 --
     September 18, 2002           3.14            1,000,000                 --
     January 21, 2003             5.68            1,000,000          1,000,000
     September 15, 2003           5.26            4,000,000          4,000,000
     August 24, 2004              4.80            2,000,000                 --
     August 24, 2005              5.11            2,000,000                 --
     January 23, 2006             4.73            2,000,000                 --
     August 23, 2006              5.32            1,000,000                 --
     May 15, 2009                 5.93              830,015            923,475
     August 16, 2010              5.99            1,500,000          1,500,000
     September 20, 2010           5.95            1,000,000          1,000,000
     December 20, 2010            4.98            2,000,000          2,000,000
     March 22, 2011               4.09              500,000                 --
     July 15, 2015                5.91              676,175            684,659
     November 16, 2020            6.71            1,949,648          2,000,000
                                                -----------         ----------
                                                $23,955,838         31,108,134
                                                ===========         ==========
     Weighted average interest rate                    5.01%              6.08%
                                                ===========         ==========

     --------------------------

     The Bank is required to maintain qualifying collateral for the Federal Home Loan Bank of Indianapolis representing approximately 170 percent of current Bank credit. At December 31, 2001, the Bank met this requirement. Assets which are eligible collateral for meeting the 170% coverage requirement include one-to-four family whole mortgage loans, government and agency securities including mortgage-backed securities insured or guaranteed by FHLMC, FNMA and GNMA, and high rated private mortgage- backed securities. The mortgage loans must not include participations, construction loans, loans which are not in the clear title of the institution, conventional mortgages with more than 30 years remaining to maturity, loans for more than 90% of the appraised value unless there is private or federal insurance, mortgages which are more than 60 days delinquent, or loans upon which any employee of the institution or the FHLB is personally liable.

     The Company has entered into a revolving line of credit in the maximum amount of $650,000. The loan will bear interest at one half percent under the Wall Street Journal prime rate. The Company may borrow up to 75% of the market value of the collateral security. At December 31, 2001, the Company pledged common stock with a market value of approximately $483,000 as collateral securing this line of credit. The Company did not borrow against this line of credit during the current year.

     In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carries an interest rate of 6.07% and matures in the year 2006. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan. At December 31, 2001, the balance of this loan amounted to $359,720.


12)  Other Liabilities
     -----------------

     Other liabilities include the following:

                                                             DECEMBER 31,
                                                       ------------------------
                                                          2001          2000
                                                       ----------    ----------
     Accrued interest on deposits                      $   34,441        58,599
     Accrued interest on borrowings                        52,225        81,087
     Accrued bonus                                         53,825        50,800
     Accrued audit and accounting fees                     21,068        17,563
     Accrued real estate and personal property taxes       79,400        73,700
     Deferred compensation (see note 13)                  625,877       542,517
     Outstanding bank drafts                            1,200,260       705,557
     Miscellaneous accounts payable                       158,762       121,464
                                                       ----------    ----------
                                                       $2,225,858     1,651,287
                                                       ==========    ==========

13)  Benefit Plans
     -------------

     The Bank has a qualified noncontributory, defined benefit pension plan which covers all full-time employees having a minimum of twelve months of service, and who are at least twenty-one years of age. The benefits are primarily based on years of service and earnings.

     The following is a summary of the plan as of December 31, 2001 and 2000:

                                                                              2001             2000
                                                                          ------------     ------------
     Change in Benefit Obligation:
        Benefit obligation at beginning of year                           $  1,458,935        1,273,364
        Service cost                                                            62,103           48,479
        Interest cost                                                          101,360          101,096
        Benefits paid                                                          (21,879)         (14,537)
        Other - net                                                            414,179           50,533
                                                                          ------------     ------------
        Benefit obligation at end of year                                    2,014,698        1,458,935
                                                                          ------------     ------------
     Change in Plan Assets:
        Plan assets at fair value at beginning of year                       1,330,444        1,267,440
        Actual return on plan assets                                           (95,848)           9,769
        Benefits paid                                                          (21,879)         (14,537)
        Employer contribution                                                  105,017           67,772
                                                                          ------------     ------------
        Fair value of plan assets at end of year                             1,317,734        1,330,444
                                                                          ------------     ------------

     Plan assets in excess of (less than) projected benefit obligation        (696,964)        (128,491)
     Unrecognized net loss from actuarial experience                           695,931           89,863
     Unrecognized prior service cost                                            65,593           70,279
     Unrecognized net transition obligation                                     68,308           74,002
                                                                          ------------     ------------
     Pension asset included in other assets                               $    132,868          105,653
                                                                          ============     ============

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.00% and 3.00%, respectively, for the year ended December 31, 2001, 8.00% and 3.50%, respectively, for the year ended December 31, 2000 and 7.50% and 3.50%, respectively, for the year ended December 31, 1999. The weighted average expected long-term rate return on assets was 7.00%, 8.00% and 9.00% for the years ended December 31, 2001, 2000 and 1999 respectively.

     Net pension cost includes the following components:

                                                    YEARS ENDED DECEMBER 31,
                                            ----------------------------------------
                                               2001           2000           1999
                                            ----------     ----------     ----------
     Service cost                           $   62,103         48,479         46,150
     Interest cost on benefit obligation       101,360        101,096         82,956
     Expected return on assets                 (96,041)      (106,067)      (104,031)
     Net amortization and deferral              10,380         10,380          9,875
                                            ----------     ----------     ----------
     Net periodic pension cost              $   77,802         53,888         34,950
                                            ==========     ==========     ==========

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

     Interest credited by the Bank to the 401(k) Plan on accumulated funds was $58,399, $49,932 and $41,933 for the years ended December 31, 2001, 2000 and 1999 respectively.

14)  Director, Officer and Employee Plans
     ------------------------------------

     Stock Option Plan. In conjunction with the Conversion, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of options on shares of common stock authorized under the Plan is 168,618, equal to 10.0% of the total number of shares issued in the Conversion. As of October 23, 1996, 150,063 options were granted at $8.50 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant. The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 2001 and the stock options outstanding at the end of the respective periods.

                                                                                   EXERCISE PRICE
                                                                             --------------------------
     OPTIONS                                            NUMBER OF OPTIONS    PER SHARE          TOTAL
     -------                                               ----------        ---------       ----------
     Outstanding at December 31, 1998                         150,063        $    8.50       $1,275,535
     Granted                                                        0
     Exercised                                                      0
     Forfeited                                                      0
                                                           ----------        ---------       ----------

     Outstanding at December 31, 1999                         150,063             8.50        1,275,535
     Granted                                                        0
     Exercised                                                      0
     Forfeited                                                      0
                                                           ----------        ---------       ----------

     Outstanding at December 31, 2000                         150,063             8.50        1,275,535
     Granted                                                        0
     Exercised                                                      0
     Forfeited                                                      0
                                                           ----------        ---------       ----------
     Outstanding at December 31, 2001                         150,063        $    8.50       $1,275,535
                                                           ==========        =========       ==========
     Exercisable at December 31, 2001                         150,063        $    8.50       $1,275,535
                                                           ==========        =========       ==========
     Options available for future grants at December 2001      18,555
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

     The following summarizes the pro forma net income as if the fair value method of accounting for stock- based compensation plans had been utilized:

                                                        YEARS ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    2001          2000          1999
                                                 ----------    ----------    ----------
     Net income (as reported)                    $  900,891       825,384       696,841
     Pro forma net income                           845,713       759,170       630,627
     Diluted earnings per share (as reported)          1.09           .93           .64
     Pro forma diluted earnings per share              1.02           .85           .58

     The pro forma results presented above may not be representative of the effects reported in pro forma net income for future years.

     ------------------------------------------------

     Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 134,895 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $101,538, $26,992 and $128,672 for the years ended December 31, 2001, 2000 and 1999 respectively.

     Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended December 31, 2001, 2000 and 1999, additional compensation expense of $39,682, $29,191 and $26,875 was recognized as a result of implementation of this accounting principle.

     Recognition and Retention Plan. In conjunction with the Conversion, the stockholders of the Company approved the AMB Financial Corp. 1996 Recognition and Retention Plan ("RRP"), which is a stock- based incentive plan. The Company contributed $578,929 to the RRP to purchase a total of 67,447 shares of Company stock. As of October 23, 1996, 65,424 were shares were granted to directors and to employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. At December 31, 2001, there remains 2,023 shares available for future grants.

     The shares granted in the RRP vest to the participants at the rate of 20% per year. For the years ended December 31, 2001, 2000 and 1999, $96,488, $115,786 and $115,786 have been amortized to expense. As of December 31, 2001, the entire amount of deferred compensation has been recognized.

15)  Income Taxes
     ------------

     As a result of legislation that changed the method used by many thrifts to calculate their bad debt reserve for federal income tax purposes, the Bank must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture is occurring over a six year period. The commencement of the recapture by the Bank was delayed two years as the Bank met certain residential lending requirements. For the three years ended December 31, 2001, the Bank recaptured approximately $143,000 in excess bad debt reserves resulting in tax payments of approximately $57,000 which were previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements if the Bank no longer qualifies as a thrift. Tax bad debt deductions accumulated prior to 1988 by the Bank and included in retained earnings total approximately $1,950,000. No deferred income taxes have been provided for these bad debt deductions and no recapture of these amounts is anticipated.

     The provision for income taxes consists of the following:

                                                                YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                           2001           2000           1999
                                                        ----------     ----------     ----------
     Current                                            $  229,112        288,152        418,434
     Deferred (benefit)                                     (5,521)      (126,575)       (90,540)
                                                        ----------     ----------     ----------
                                                        $  223,591        161,577        327,894
                                                        ==========     ==========     ==========


     A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:
                                                                YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                           2001           2000           1999
                                                        ----------     ----------     ----------
     Statutory federal income tax rate                        34.0%          34.0%          34.0%
     State income taxes                                        5.8            6.6            8.2
     Low income housing credit                               (12.4)         (14.1)          (5.3)
     Cash surrender value of life insurance                   (5.5)          (5.6)          (4.9)
     Other                                                    (2.0)          (4.5)            --
                                                        ----------     ----------     ----------
     Effective income tax rate                                19.9%          16.4%          32.0%
                                                        ==========     ==========     ==========

     Deferred income tax expense (benefit) consists of the following tax effects of timing differences:
                                                                YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                           2001           2000           1999
                                                        ----------     ----------     ----------
     Loan fees                                          $    2,420          3,237          7,440
     Depreciation                                            1,944        (14,532)        (5,674)
     Deferred compensation                                 (33,344)       (33,649)       (34,548)
     Book loan loss provision in excess of tax deduction   (26,117)       (44,189)       (33,666)
     Recapture of bad debt reserve                         (19,081)       (19,081)       (19,081)
     Unrealized gain on trading account securities          39,845          7,282          9,622
     Other, net                                             28,812        (25,643)       (14,633)
                                                        ----------     ----------     ----------
                                                        $   (5,521)      (126,575)       (90,540)
                                                        ==========     ==========     ==========

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

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

     At December 31, 2001 and 2000, the Bank's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well- capitalized criteria under prompt corrective action provision, are as follows:

                                                                                        TO BE WELL-
                                                                                     CAPITALIZED UNDER
                                                            FOR CAPITAL              PROMPT CORRECTIVE
                                  ACTUAL                 ADEQUACY PURPOSES           ACTION PROVISIONS
                          -----------------------     -----------------------     -----------------------
                            AMOUNT       RATIO          AMOUNT       RATIO          AMOUNT       RATIO
                          -----------------------     -----------------------     -----------------------
     December 31, 2001
     -----------------
     Tangible             $ 9,801,506        7.01%    $ 2,097,000        1.50%    $       N/A         N/A%
     Core                   9,801,506        7.01       4,193,000        3.00       6,989,000        5.00
     Risk-based            10,482,971       12.60       6,654,000        8.00       8,318,000       10.00

     December 31, 2000
     -----------------
     Tangible             $ 8,861,114        6.66%    $ 1,997,000        1.50%    $       N/A         N/A%
     Core                   8,861,114        6.66       3,994,000        3.00       6,656,000        5.00
     Risk-based             9,397,287       12.01       6,261,000        8.00       7,827,000       10.00

     --------------------------------------------

                                                TANGIBLE          CORE           RISK-BASED
                                                CAPITAL           CAPITAL          CAPITAL
                                              ------------     ------------     ------------
     December 31, 2001
     -----------------
     Stockholders' equity                     $  9,929,945        9,929,945        9,929,945
     Unrealized gain on securities
        available for sale, net of taxes          (128,439)        (128,439)        (128,439)
     General loss allowances                          --               --            696,465
     Direct equity investments                        --               --            (15,000)
                                              ------------     ------------     ------------
     Regulatory capital computed              $  9,801,506        9,801,506       10,482,971
                                              ============     ============     ============


     A reconciliation of the Bank's equity capital at December 31, 2001 is as follows:

     Stockholders' equity                                                       $ 12,436,880
     Less Company stockholders' equity not available for regulatory capital       (2,506,935)
                                                                                ------------
     Stockholders' equity of the Bank                                           $  9,929,945
                                                                                ============



                                                TANGIBLE          CORE           RISK-BASED
                                                CAPITAL           CAPITAL          CAPITAL
                                              ------------     ------------     ------------
     December 31, 2000
     -----------------
     Stockholders' equity                     $  8,929,576        8,929,576        8,929,576
     Unrealized gain on securities
        available for sale, net of taxes           (68,462)         (68,462)         (68,462)
     General loss allowances                           --               --           551,173
     Direct equity investments                         --               --           (15,000)
                                              ------------     ------------     ------------
     Regulatory capital computed              $  8,861,114        8,861,114        9,397,287
                                              ============     ============     ============


     A reconciliation of the Bank's equity capital at December 31, 2000 is as follows:

     Stockholders' equity                                                       $ 11,499,351
     Less Company stockholders' equity not available
        for regulatory capital                                                    (2,569,775)
                                                                                ------------
     Stockholders' equity of the Bank                                           $  8,929,576
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

     Commitments to originate mortgage loans of $1,974,900 at December 31, 2001 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. All of the mortgage loan commitments are fixed rate with rates ranging from 5.75% to 8.50%. In addition, the Bank had issued a $50,000 adjustable rate commercial business loan commitment. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

     The Bank has approved, but unused, home equity lines of credit of approximately $2,775,000 at December 31, 2001. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $1,015,000 at December 31, 2001. The Bank also has approved but unused credit card lines of credit of approximately $367,000.

     The Bank is currently participating with several local financial institutions in credit enhancement agreements with in-state municipalities to guarantee the repayment on municipal revenue bonds. The Bank has accepted credit risk on these various municipal projects in the amount of approximately $1,100,000. These credit enhancements are in cooperation with the Federal Home Loan Bank of Indianapolis ("FHLB") and have pledging requirements as part of the qualifying collateral agreement with FHLB. Additionally, at December 31, 2001, the Bank had issued standby letters of credit totaling approximately $240,000 to guarantee the performance of a customer to a third party.

19)  Contingencies
     -------------

     The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.



20)  Subsequent Event
     ----------------

     On January 30, 2002, the Company declared a quarterly cash dividend of $.06 per share, totaling $51,664, payable February 22, 2002 to shareholders of record as of February 8, 2002.

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

     The estimated fair value of the Company's financial instruments as of December 31, 2001 and 2000 are as follows:

                                                                  DECEMBER 31, 2001
                                                            ----------------------------
                                                              CARRYING          FAIR
                                                               AMOUNT          VALUE
                                                            ------------    ------------
     Financial assets:
          Cash and cash equivalents                         $  8,962,659       8,962,659
          Investment securities, available for sale            3,483,478       3,483,478
          Trading securities                                     583,246         583,246
          Mortgage-backed securities, available for sale       3,022,898       3,022,898
          Loans receivable                                   114,513,114     115,835,000

     Financial liabilities:
          Deposits                                          $102,210,145     103,153,000
          Borrowed money                                      23,955,838      24,086,000


                                                                  DECEMBER 31, 2000
                                                            ----------------------------
                                                              CARRYING          FAIR
                                                               AMOUNT          VALUE
                                                            ------------    ------------
     Financial assets:
          Cash and cash equivalents                         $  4,614,532       4,614,532
          Investment securities, available for sale            3,928,311       3,928,311
          Trading securities                                     936,159         936,159
          Mortgage-backed securities, available for sale       3,423,944       3,423,944
          Loans receivable                                   112,482,467     111,597,000

     Financial liabilities:
          Deposits                                          $ 89,711,720      90,044,000
          Borrowed money                                      31,108,134      30,728,000

22)  Condensed Parent Company Only Financial Statements
     --------------------------------------------------

     The following condensed statement of financial condition, as of December 31, 2001 and 2000 and condensed statements of income and cash flows for the years ended December 31, 2001, 2000 and 1999 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                   -------------------------------------------

                                                            DECEMBER 31,
                                                   ----------------------------
                                                       2001             2000
                                                   -----------      -----------
     ASSETS
     ------
     Cash and cash equivalents                      $  581,453          909,595
     Trading securities                                583,246          936,159
     Loans receivable                                  359,720          449,650
     Equity investment in the Bank                   9,941,234        9,132,505
     Prepaid expenses and other assets                 319,602          316,305
                                                   -----------      -----------
                                                    11,785,255       11,744,214
                                                   ===========      ===========

     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------

     LIABILITIES:
     -----------
     Accrued taxes and other liabilities                56,526           41,934
                                                   -----------      -----------

     STOCKHOLDERS' EQUITY:
     --------------------
     Common stock                                       16,862           16,862
     Additional paid-in capital                     10,644,379       10,643,985
     Retained earnings                               9,110,986        8,404,133
     Treasury stock                                 (8,043,498)      (7,266,212)
     Common stock awarded by RRP                           --           (96,488)
                                                   -----------      -----------
       Total stockholders' equity                   11,728,729       11,702,280
                                                   -----------      -----------
                                                   $11,785,255       11,744,214
                                                   ===========      ===========

                         CONDENSED STATEMENTS OF INCOME
                         ------------------------------

                                                                   YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                              2001           2000           1999
                                                           ----------     ----------     ----------
     Net interest income                                   $   70,619         85,994        114,740
     Gain (loss) on sale of trading securities                 67,013        (59,404)        99,627
     Unrealized gain (loss) on trading securities              99,611        121,818       (123,773)
     Other non-interest income                                 10,665           --             --
     Non-interest expense                                    (268,174)      (251,264)      (242,094)
                                                           ----------     ----------     ----------

     Net loss before income taxes and
         equity in earnings of subsidiaries                   (20,266)      (102,856)      (151,500)
     Benefit from income taxes                                 12,428         58,237         54,764
                                                           ----------     ----------     ----------

     Net loss before equity in earnings of subsidiaries        (7,838)       (44,619)       (96,736)
     Equity in earnings of subsidiaries                       908,729        870,003        793,577
                                                           ----------     ----------     ----------
       Net income                                          $  900,891        825,384        696,841
                                                           ==========     ==========     ==========

     --------------------------------------------------------------


                       CONDENSED STATEMENTS OF CASH FLOWS
                       ----------------------------------

                                                                   YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                              2001           2000           1999
                                                           ----------     ----------     ----------
     Operating activities:
        Net income                                         $  900,891        825,384        696,841
        Equity in earnings of the Bank                       (908,729)      (870,003)      (793,577)
        Amortization of cost of stock benefit plan             96,488        115,786        115,786
        (Gain) loss on sale of trading securities             (67,013)        59,404        (99,627)
        Unrealized (gain) loss on trading securities
           held for trade                                     (99,611)      (121,818)       123,773
        Purchase of trading securities                           --             --          (93,750)
        Proceeds from sale of trading securities              519,537      1,035,588        554,401
        (Increase) decrease in prepaid taxes and
           other assets                                        (2,903)       153,295       (134,355)
        Increase (decrease) in other liabilities               14,592         (5,004)         4,655
                                                           ----------     ----------     ----------

     Net cash provided by operating activities                453,252      1,192,632        374,147
                                                           ----------     ----------     ----------

     Investing activities:
        Loan disbursements                                       --             --       (4,000,000)
        Loan repayments                                        89,930        170,468      5,103,353
                                                           ----------     ----------     ----------

     Net cash provided by investing activities                 89,930        170,468      1,103,353
                                                           ----------     ----------     ----------

     Financing activities:
        Proceeds from borrowed money                             --           75,000           --
        Repayment of borrowed money                              --          (75,000)          --
        Purchase of treasury stock                           (777,286)    (1,046,528)    (2,375,669)
        Dividends received from Bank                          100,000        220,000      1,300,000
        Dividends paid on common stock
          and payment of fractional shares                   (194,038)      (201,906)      (233,705)
                                                           ----------     ----------     ----------

     Net cash provided for investing activities              (871,324)    (1,028,434)    (1,309,374)
                                                           ----------     ----------     ----------

     Net increase (decrease) in cash and cash equivalents    (328,142)       334,666        168,126
     Cash and cash equivalents at beginning of year           909,595        574,929        406,803
                                                           ----------     ----------     ----------
     Cash and cash equivalents at end of year              $  581,453        909,595        574,929
                                                           ==========     ==========     ==========

                               AMB FINANCIAL CORP.
                             STOCKHOLDER INFORMATION

      ANNUAL MEETING

      The annual meeting of stockholders will be held at 10:30 a.m., on April 24, 2002, at the Company's corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

      STOCK LISTING

      The Company's stock is traded over the counter, on the NASDAQ Small Cap Market under the symbol "AMFC".

      Price Range of Common Stock and Dividends

      The table below shows the range of high and low sale prices and dividends paid in fiscal 2001.

           Quarter Ended               High          Low        Dividends
           -------------               ----          ---        ---------
           March 31, 2001             11.625        8.750        $0.060
           June 30, 2001              10.640        9.125        $0.060
           September 30, 2001         10.600        7.950        $0.060
           December 31, 2001          10.250        8.500        $0.060

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

      As of December 31, 2001, the Company had 338 stockholders of record and 861,063 outstanding shares of common stock.

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
   Munster, IN  46321                    Web site  ambfinancial.com

   DIRECTORS OF THE BOARD                AMB FINANCIAL CORP. OFFICERS

   Clement B. Knapp, Jr.                 Clement B. Knapp, Jr.
   President since 1977.                 Chairman of the Board, President
                                         and Chief Executive Officer

   Ronald W. Borto                       Louis A. Green
   Director since 1986.                  Senior Vice-President

   Donald L. Harle                       Daniel T. Poludniak
   Director since 1995.                  Vice-President, Treasurer and
                                         Chief Financial Officer
   John C. McLaughlin
   Director since 1979.                  Denise L. Knapp
                                         Corporate Secretary
   John G. Pastrick
   Director since 1979.                  Michael Mellon
                                         Vice President
   Robert E. Tolley
   Director since 1987.                  Todd Williams
                                         Asst-Vice President

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