Form 10KSB/A, Exhibit 13
period 2002-12-31
AMB FINANCIAL CORP
filed 2003-04-03
CIK 915393

EXHIBIT 13
                                                                      ----------














                                  ANNUAL REPORT

================================================================================
                                TABLE OF CONTENTS
================================================================================


     President's Message..................................................2

     Selected Consolidated Financial Information..........................3

     Management's Discussion and Analysis of Financial
       Condition and Results of Operations................................5

     Independent Auditors' Report........................................17

     Consolidated Financial Statements...................................18

     Stockholder Information.............................................46

     Corporate Information...............................................47

President's Message
To Our Stockholders


On behalf of the Board of Directors, Officers and Employees of AMB Financial Corp. (the Company), and its wholly owned subsidiary, American Savings, FSB (the
Bank), I am pleased to present our 2002 Annual Report.

As we enter our 93rd year of serving the financial needs of the people and businesses in Northwest Indiana we are pleased with our progress in 2002. Our primary goals are to remain an independent and viable community bank and to take the necessary steps to increase the value of your investment in our company.

In the last year our total assets grew 5.7% or $8.0 million to $149.6 million. Total loans increased 1.6% or $1.8 million and our deposits increased 6.9%, or $7.1 million. The Company had net income of slightly over $1.0 million, representing $1.21 per diluted share, an increase of $.12. The 2002 return on average assets was .70%, the return on average equity 8.44%.

During 2002 the Company repurchased 71,400 shares, leaving 789,663 outstanding as of December 31, 2002. Book value per share increased $1.39 to $15.00.

The Bank expanded and remodeled its space in the Dyer office building in 2002, consolidating its loan department. We expect to provide increased service and efficiency with this move.

The stock price of AMB Financial Corp. (AMFC) increased from $9.00 on December 31, 2001 to $14.86 on December 31, 2002, an increase of 65.1%. According to the Indianapolis Business Journal, AMB Financial Corp. was the 5th best performing Indiana Stock in 2002.

Our strategy for the coming year continues to emphasize strong growth while watching the bottom line. I believe that this strategy is in the best interest of both the Bank and the stockholders.

Our financial performance and our stock performance are available on our web site at http://www.ambfinancial.com. I urge you to visit our site to view this information and utilize its other services.

The entire staff of the Bank and the Company appreciates your commitment and support, and we look forward to a long and profitable relationship.

Sincerely,

/s/ Clement B. Knapp, Jr.
-------------------------
Clement B. Knapp, Jr.
President

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (Dollars in thousands except per share data)

                                                                            For the Year Ended December 31
                                                                 ---------------------------------------------------
                                                                   2002       2001       2000       1999       1998
                                                                 -------    -------    -------    -------    -------
     SELECTED OPERATING DATA:

     Total interest income                                       $ 8,847    $ 9,500    $ 9,209    $ 8,252    $ 7,969
     Total interest expense                                        4,477      6,293      5,859      4,904      4,570
                                                                 -------    -------    -------    -------    -------
          Net interest income before provision for loan losses     4,370      3,207      3,350      3,348      3,399
     Provision for loan losses                                       392        152        124        119        102
                                                                 -------    -------    -------    -------    -------
          Net interest income after provision for loan losses      3,978      3,055      3,226      3,229      3,297
                                                                 -------    -------    -------    -------    -------
     Non-interest income:
     Fees and service charges                                        991        780        492        450        450
     Rental income                                                   145        290         47       --         --
     Gain (loss) on sale of securities                                22         85        (64)       116         68
     Unrealized gain (loss) on trading securities                     36         99        122       (124)      (771)
     Gain on sale of deposits                                       --         --         --         --           27
     Gain (loss) on sale of real estate owned                        (28)      --         --           10         (2)
     Loss from investment in joint venture                           (88)      (104)       (93)       (54)       (11)
     Increase in cash surrender value of life insurance              158        156        138        126         93
     Other                                                            99        108         77         88         85
                                                                 -------    -------    -------    -------    -------
            Total non-interest income                              1,335      1,414        719        612        (61)
                                                                 -------    -------    -------    -------    -------
     Non-interest expense:
     Compensation and benefits                                     1,799      1,554      1,411      1,345      1,377
     Office occupancy and equipment expenses                         441        465        366        311        309
     Data processing                                                 485        447        425        398        368
     Federal deposit insurance premiums                               18         18         18         47         45
     Professional fees                                               231        210        173        135        167
     Capital trust securities                                        216      --         --         --         --
     Other                                                           746        651        565        580        613
                                                                 -------    -------    -------    -------    -------
           Total non-interest expense                              3,936      3,345      2,958      2,816      2,879
                                                                 -------    -------    -------    -------    -------
     Income before income taxes                                    1,377      1,124        987      1,025        357
     Income tax provision                                            376        223        162        328        152
                                                                 -------    -------    -------    -------    -------
     Net income                                                    1,001        901        825        697        205
                                                                 -------    -------    -------    -------    -------
     Basic earnings per share                                    $  1.28    $  1.11    $  0.93    $  0.64    $  0.16
     Diluted earnings per share                                  $  1.21    $  1.09    $  0.93    $  0.64    $  0.16

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                             (Dollars in thousands)

                                                                                       At December 31,
                                                           ------------------------------------------------------------------------
                                                             2002            2001            2000            1999            1998
                                                           --------        --------        --------        --------        --------
SELECTED FINANCIAL DATA:
------------------------
Total assets                                               $149,672        $141,648        $135,699        $127,786        $116,913
Loans receivable, net                                       114,318         112,513         112,482         105,910          89,762
Investment securities and interest bearing deposits          15,892          11,518           6,637           8,013          13,359
Mortgage-backed securities                                    2,643           3,023           3,424           1,868           2,649
Trading securities                                              566             583             936           1,909           2,394
Deposits                                                    109,331         102,210          89,712          88,945          78,997
Borrowed funds                                               21,224          25,042          32,368          26,009          23,074
Guaranteed preferred beneficial interest in
  junior subordinated debentures                              5,000            --              --              --              --
Stockholder's equity                                         11,846          11,717          11,499          11,539          13,413

                                                                  At or For the Year Ended December 31,
                                                        --------------------------------------------------------
                                                        2002         2001         2000         1999         1998
                                                        ----         ----         ----         ----         ----
SELECTED FINANCIAL RATIOS AND OTHER DATA:
-----------------------------------------
Return on average assets                                0.70 %       0.65 %       0.63 %       0.58 %       0.18 %
Return on average stockholders' equity                  8.44         7.99         7.47         5.68         1.46
Average stockholders' equity to
   average assets                                       8.33         8.07         8.44        10.14        12.61
Stockholders' equity to total assets                    7.91         8.27         8.47         9.03        11.47
Interest rate spread during period                      3.17         2.46         2.55         2.70         2.86
Net interest margin                                     3.30         2.53         2.75         2.98         3.29
Operating expenses to average assets                    2.76         2.40         2.26         2.33         2.59
Efficiency ratio (1)                                   68.99        72.65        72.61        71.11        87.41
Non-performing assets to total assets                   0.79         1.02         0.80         0.73         0.43
Allowance for loan losses to non-
   performing loans                                    78.24        60.99        64.43        63.62       104.87
Allowance for loan losses to loans
   receivable, net (2)                                  0.73         0.68         0.62         0.55         0.56
Ratio of  average interest-earning
assets to average interest-bearing liabilities         1.04x        1.01x        1.04x        1.06x        1.10x
Number of full-service offices                             3            3            3            3            3

(1) Non-interest expense divided by net-interest income plus other income except for gains and losses on investments available for sale.
(2)  Loans include loans, net, excluding the allowance for loan losses

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

The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings and to a lesser degree, non-interest income and non-interest expense. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. Non-interest income primarily consists of service charges, rental income, fees on deposits and loan products and securities gains or losses. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, data processing service fees, federal deposit insurance premiums, and other operating expenses.

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

FORWARD-LOOKING STATEMENTS. When used throughout this document, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans and real estate values in the Bank's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Company's financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

The Company does not undertake, and specifically disclaims any obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Analysis of Financial Condition. Total assets of the Company were $149.6 million at December 31, 2002, an increase of $8.0 million, or 5.7% from $141.6 million at December 31, 2001. The increase is primarily due to increases in cash and interest-bearing deposits, investment securities and loans receivable offset by a decline in mortgage-backed securities, funded by an increase in deposit balances and the issuance of trust preferred securities.

Cash and short term investments increased by $3.4 million to $12.4 million at December 31, 2002 from a combined $9.0 million at December 31, 2001. This increase reflects the effect of continued declining interest rates during the year resulting in prepayments of loans and mortgage-backed securities. In addition, the Company has not yet fully deployed the proceeds of the $5.0 million trust preferred securities offering which occurred during the year. The Company expects to redeploy this excess cash in loan production or investment securities, as the opportunities arise, or to repay matured borrowings as they come due.

Investment securities available for sale increased by $2.3 million to $5.8 million at December 31, 2002. The increase is due to purchases of agency and corporate debt securities of $6.0 million offset by maturities and call redemptions of $3.7 million. The increased investment securities purchase activity in the current year is due, in part, to the additional proceeds received from the Company's issuance of trust preferred securities during the first quarter of 2002. Gross unrealized gains in the available for sale portfolio were $119,000 at December 31, 2002 compared to gross unrealized gains of $91,000 at December 31, 2001.

Trading securities declined by $17,000 to $566,000 at December 31, 2002. The decrease is attributable to stock sales in the amount of $53,000 offset by an increase in unrealized gains in the portfolio of $36,000.

Mortgage-backed securities available for sale decreased by $380,000 to $2.6 million at December 31, 2002. The decrease is due to prepayments and amortization of $1.4 million offset by purchases of $1.0 million. Gross unrealized gains in the available for sale portfolio were $130,000 at December 31, 2002 compared to gross unrealized gains of $124,000 at December 31, 2001.

The balance of loans receivable at December 31, 2002 amounted to $114.3 million, compared to $112.5 million at December 31, 2001, an increase of $1.8 million. The Bank originated both residential and non-residential loans of $35.8 million and purchased loans totaling $11.3 million during the year ended December 31, 2002, compared to $29.9 million of originations and $10.5 million of purchases during the prior year. The higher loan origination volume was primarily due to continued mortgage refinance activity as interest rates have decreased during the year to historical lows. Offsetting originations and purchases were amortization and prepayments totaling $44.8 million and $40.2 million for the years ended December 31, 2002 and 2001.

The allowance for loan losses totaled $838,000, and increase of $72,000 from the balance at December 31, 2001. The Bank's allowance for loan losses to total loans receivable was .73% at December 31, 2002, compared to .68% at December 31, 2001. Non-performing loans decreased to $1.1 million, or .94% of total loans receivable at December 31, 2002, compared to $1.3 million, or 1.13% of total loans receivable at December 31, 2001. The ratio of allowance for loan losses to non-performing loans was 78.2% at December 31, 2002 compared to 61.0% at December 31, 2001.

Deposits increased $7.1 million to $109.3 million at December 31, 2002. The increase was due entirely to an increase in core deposit accounts, primarily money market accounts. At December 31, 2002, the Bank's core deposits (passbook, checking and money market accounts) comprised $37.1 million, or 33.9% of deposits, compared to $30.0 million, or 29.4% of deposits at December 31, 2001. After consideration of interest of $2.9 million credited to accounts during the year ended December 31, 2002, actual cash inflows were $4.2 million.

Borrowed money, which consisted of FHLB of Indianapolis advances, decreased during the year by $3.7 million to $20.3 million at December 31, 2002. At the same date, there were $5.0 million of FHLB advances maturing over the next twelve month period at a weighted average rate of 5.34%.

In March 2002, the Company completed an issuance of $5.0 million of trust preferred securities. The securities were issued by a special purpose business trust owned by the Company and sold to a pooled investment vehicle. The securities have a maturity of 30 years and the holders will be entitled to receive cumulative cash distributions at a variable annual rate, reset quarterly, equal to three month LIBOR plus 3.60%. In general, the securities will not be redeemable for five years except in the event of certain special redemption events.

Total stockholders' equity of the Company increased by $128,000 to $11.8 million, or 7.9% of total assets, at December 31, 2002 compared to $11.7 million, or 8.3% of total assets at December 31, 2001. The increase during the current year was due to net income of $1.0 million, an increase in net unrealized gain on securities available for sale in the amount of $21,000 and normal amortization of ESOP benefits of $158,000 offset by the payment of dividends on common stock of $190.000 and repurchases of common stock in the amount of $862,000. The Company intends to continue modest repurchases of stock.

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

                      ANALYSIS OF NET INTEREST INCOME TABLE

                                                                          For the Year Ended December 31
                                                                              (Dollars in thousands)
                                         -------------------------------------------------------------------------------------------
                                                        2002                           2001                           2000
                                         -------------------------------------------------------------------------------------------
                                           Average    Interest             Average   Interest             Average   Interest
                                         Outstanding   Earned/   Yield/  Outstanding  Earned/   Yield/  Outstanding  Earned/  Yield/
                                           Balance      Paid      Rate     Balance     Paid      Rate     Balance     Paid     Rate
Assets:
Interest-Earning Assets

   Loans receivable (1)                      113,436    8,132     7.17%    113,450     8,760     7.72%    109,132    8,484     7.77%
   Mortgage-backed securities                  2,513      201     8.00%      3,181       252     7.92%      2,932      209     7.13%
   Investment securities                       6,179      274     4.44%      4,533       218     4.81%      6,077      271     4.46%
   Interest-bearing deposits                   8,593      142     1.65%      4,038       149     3.69%      2,164      130     6.01%
   FHLB stock                                  1,624       98     6.03%      1,624       121     7.45%      1,394      115     8.25%
                                         ---------------------          ---------------------          --------------------
  Total interest-earning assets              132,345    8,847     6.68%    126,826     9,500     7.49%    121,699    9,209     7.57%
                                                     ---------                     ----------                     ---------
   Non-interest earning assets                10,062                        12,831                          9,261
                                         ----------------               -----------                    -----------
Total Assets                                 142,407                       139,657                        130,960
                                         ============                   ===========                    ===========

Liabilities and stockholders equity:
Interest-Bearing Liabilities
  Passbook accounts                           16,815      334     1.99%     14,432       393     2.72%     14,745      402     2.73%
  Demand and NOW accounts                     18,432      303     1.64%     12,088       230     1.90%     11,151      217     1.95%
  Certificate accounts                        70,225    2,656     3.78%     71,288     4,129     5.79%     66,504    3,757     5.65%
                                         ---------------------          ---------------------          --------------------
  Total deposits                             105,472    3,293     3.12%     97,808     4,752     4.86%     92,400    4,376     4.74%
  Borrowings                                  22,214    1,184     5.33%     27,309     1,541     5.64%     24,398    1,483     6.08%
                                         ---------------------          ---------------------          --------------------
  Total interest-bearing liabilities         127,686    4,477     3.51%    125,117     6,293     5.03%    116,798    5,859     5.02%
                                                     ---------                     ----------                     ---------
  Non-interest liabilities                     2,853                         3,270                          3,129
                                         ------------                   -----------                    -----------
Total liabilities                            130,539                       128,387                        119,927
Stockholders equity                           11,868                        11,270                         11,033
                                         ------------                   -----------                    -----------
Total liabilities and stockholders
 equity                                      142,407                       139,657                        130,960
                                         ============                   ===========                    ===========

Net interest income /
    net interest rate spread                            4,370     3.17%                3,207     2.46%               3,350     2.55%
                                                     ===================           ====================           ==================

Net interest-earning assets /
     net interest margin                       4,659              3.30%      1,709               2.53%     $4,901              2.75%
                                         ============         =====================          =====================         =========

Ratio of interest-earning assets
     to interest bearing liabilities           1.04x                         1.01x                          1.04x
                                         ============                   ===========                    ===========

(1) Calculated net of loans in process, deferred yield adjustments and allowance for loan losses.

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

                             INTEREST VOLUME CHANGE

                                                           For the Year Ended December 31,
                                                           -------------------------------

                                      2002 Compared to 2001                              2001 Compared to 2000
                                    Increase (Decrease) Due to                         Increase (Decrease) Due to
                                    --------------------------                         --------------------------
                                                               Rate/                                           Rate/
                                      Rate        Volume      Volume        Net       Rate        Volume      Volume       Net
                                    --------------------------------------------    --------------------------------------------
                                                                        (Dollars in thousands)
Interest-earning assets:
Loans receivable, net               $   (627)         (1)       --          (628)        (58)        336          (2)        276
Mortgage-backed securities                 2         (53)       --           (51)         23          18           2          43
Investment securities                    (17)         79          (6)         56          21         (69)         (5)        (53)
Interest-bearing deposit                 (82)        168         (93)         (7)        (50)        112         (43)         19
FHLB Stock                               (23)       --          --           (23)        (11)         19          (2)          6
                                    --------    --------    --------    --------    --------    --------    --------    --------
      Totals                        $   (747)        193         (99)       (653)        (75)        416         (50)        291
                                    ========    ========    ========    ========    ========    ========    ========    ========

Interest-bearing liabilities:
Passbook accounts                   $   (106)         65         (18)        (59)       --            (9)       --            (9)
Demand and Now accounts                  (31)        120         (16)         73          (5)         18        --            13
Certificate accounts                  (1,433)        (61)         21      (1,473)         95         270           7         372
Borrowed funds                           (85)       (288)         16        (357)       (106)        177         (13)         58
                                    --------    --------    --------    --------    --------    --------    --------    --------
     Totals                         $ (1,655)       (164)          3      (1,816)        (16)        456          (6)        434
                                    ========    ========    ========    ========    ========    ========    ========    ========

Net change in net interest income                                       $   1163                                        $   (143)
                                                                        ========                                        ========

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001.

NET INCOME. The Company reported net income of $1.0 million, or $1.28 basic earnings per share and $1.21 diluted earnings per share, for the year ended December 31, 2002, compared to net income of $901,000, or $1.11 basic earnings per share and $1.09 diluted earnings per share, for the year ended December 31, 2001. The return on average stockholders' equity improved to 8.44% during the year ended December 31,2002, compared to 7.99% for the year ended December 31, 2001. Return on average assets improved to .70% for the year ended December 31, 2002, compared to .65% for the year ended December 31, 2001. Increased earnings were primarily attributable to higher net interest income, due to an improved net interest margin and increased balance of interest earning assets. The net interest margin increased in 2002 to 3.30% from 2.53% during 2001. The Company's margin increased primarily due to substantially lower interest rates paid on all deposit products as well as the effects of including interest expense on the trust preferred securities as non-interest expense.

INTEREST INCOME. Total interest income decreased $653,000, or 6.9% for the year ended December 31, 2002 compared to the year ended December 31, 2001. Of this decrease, $628,000 is attributable to interest earned on loans receivable. The Bank's average yield on loans receivable decline by 55 basis points over the prior year while the average balance of loans receivable remained stable. The decline in the average rate was due to the impact of declining interest rates and the downward repricing of the Company's loan portfolio since last year, as lower interest rates have increased loan prepayments, and driven down new origination rates. Interest income on mortgage-backed securities decreased by $51,000 due to a decline of $668,000 in the average balance primarily due to normal prepayments offset by an 8 basis point increase in average yield. The $56,000 increase in interest income on investment securities was due to a $1.6 million increase in the average balance to $6.2 million, primarily from purchases occurring during 2002, offset by a 37 basis point decline in average yield. The $7,000 decrease in interest income on interest-bearing deposits for the year ended December 31, 2002 was due to a decline in the average yield of 204 basis points as short term interest rates declined significantly between the periods, offset by a $4.6 million increase in the average balance. This increase in balances was due to the Company's issuance of $5.0 million in trust preferred securities as well as increased deposit flows during the year and in case of securities and deposits, higher than normal loan prepayments.

INTEREST EXPENSE. Total interest expense on interest-bearing liabilities decreased $1.8 million, or 28.9% for the year ended December 31, 2002 compared to the prior year. For the years ended December 31, 2002 and 2001, the Company's average interest bearing liabilities were $127.7 million and $125.1 million, respectively, while the average cost on interest bearing liabilities was 3.51% and 5.03%. Interest expense on deposits decreased $1.5 million, primarily due to a 174 basis point decrease in the average cost of deposits offset by a $7.7 million increase in balance of average deposits. The decrease in deposit costs were primarily due to the downward repricing of certificates of deposit and the increase that the Company has experienced in low-cost core deposits. Interest on borrowings decreased $357,000, reflecting a $5.1 million decrease in the average balance of borrowed funds, primarily advances from the FHLB of Indianapolis, and a 31 basis point decline in average cost.

PROVISION FOR LOAN LOSSES. A provision for loan losses is recorded as necessary to maintain a loan loss reserve management considers adequate to provide coverage for probable losses inherent in the Bank's loan portfolio. In determining the appropriate level of the allowance for losses on loans, management considers past and anticipated loss experience, evaluations of real estate collateral, current and anticipated economic conditions, volume and type of lending, and the levels of non-performing loans.

The Bank provided $392,000 for loan loss provision in 2002 compared to $152,000 in 2001. Net charge-offs were $320,000 and $87,000 in 2002 and 2001, respectively. The increased provision in the current year relates to the Bank's net charge-off of $308,000 of medical lease loans. At December 31, 2002, the Bank's allowance for loan losses was $838,000, or 78.2% of non-performing loans and .72% of total loans, compared to $766,000, or 61.0% of non-performing loans and .66% of total loans.

Included in non-performing loans at December 31, 2002 is a $475,000 non-residential participation loan that is currently in the process of foreclosure. Management has authorized the establishment of a specific valuation reserve against this loan in the amount of $219,000. The $219,000 valuation allowance is included in the above loan loss allowance. Although the Bank believes it maintains its allowance for loan losses at a level that it considers to be adequate, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

NON-INTEREST INCOME. The Company's non-interest income decreased $80,000 to $1.3 million for the year ended December 31, 2002 compared to $1.4 million for the year ended December 31, 2001. Declines in gains on trading account securities and reduced rental income from the Dyer branch office location were partially offset by increased fee income. Both realized and unrealized gains on trading account securities was $58,000 for year ended December 31, 2002, compared to $167,000 for the prior year, a decrease of $109,000. Trading account securities sales were $75,000 during 2002 resulting in realized gains of $22,000, compared to $420,000 in sales during 2001, resulting in realized gains of $67,000. In addition, unrealized gains on market adjustments of these securities was $36,000 for the current year to $100,000 in the prior year.

The Company also recorded reduced rental income of $145,000 due to the relocation of a major tenant at the Dyer branch office. The Company is currently utilizing a portion of this space to house lending operations and is in the process of remodeling the remaining space to lease. These declines were offset by increased deposit related fee income of $54,000 due to increased minimum balance and ATM fee charges and increased service fee income of $123,000 resulting from the Company's expansion in the purchase and management of accounts receivable. At December 31, 2002, the balance of purchased accounts receivable serviced by the Company stood at $1.9 million compared to $1.3 million at December 31, 2001. In addition, the Company also recorded a loss of $88,000 during the year ended December 31, 2002 as compared to a loss of $103,000 reported in the year ago period, related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an offsetting $140,000 in federal income tax credits during both years which resulted in the reduction of the Company's effective income tax rate.

NON-INTEREST EXPENSE. The Company's non-interest expense increased $591,000 to $3.9 million for the year ended December 31, 2002 compared to $3.3 million in the prior year. The increase resulted primarily from increased staffing costs of $245,000, due to normal salary and benefit increases, primarily pension benefit costs and to trust preferred securities expenses of $216,000, which did not occur in the previous year. Advertising costs increased by $37,000 due to increased spending related to mortgage and deposit product promotion while data processing costs increased by $38,000 due to increased transaction activity. In addition, other operating expenses increased by $58,000, due primarily to higher insurance costs and a variety of other increased expenses.

INCOME TAXES. The Company recorded a provision for income taxes of $376,000 for the year ended December 31, 2002, compared to $224,000 for the year ended December 31, 2001. Both periods were positively impacted by the recognition of low-income housing tax credits mentioned above provided through an investment in a limited partnership organized to build, own and operate a 56 unit low-income housing apartment complex.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000.


NET INCOME. The Company reported net income of $901,000 for the year ended December 31, 2001. This compared to net income of $825,000 reported for the year ended December 31, 2000, representing an increase of $76,000, or 9.2%.

INTEREST INCOME. The Company's total interest income for the year ended December 31, 2001 increased $290,000, or 3.2%, as compared to the year ended December 31, 2000. The increase in interest income was due primarily to an increase in the average balance of interest earning assets of $5.2 million for the year December 31, 2001, as compared to the year ended December 31, 2000 partially mitigated by a slight decline in the average rate earned on interest earning assets. The growth in average balance was primarily attributed to the Company's continued aggressive lending efforts.

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

NON-INTEREST INCOME. The Company's non-interest income increased by $696,000 to $1.4 million for the year ended December 31, 2001 as compared to $719,000 recorded in 2000. The increase in non-interest income is primarily attributable to an increase in rental income of $243,000 from the Dyer office location purchase in late 2000, and income from both realized and unrealized gains on trading securities in the amount of $106,000. In addition, the Company recorded higher deposit related fee income of $72,000, due in part to increased volumes of transactions and increased ATM fee charges, increased loan fees and service charges of $45,000 due to higher loan volumes and an increase of $170,000 from increased fee income generated from purchased receivables. The Company recorded a loss of $103,000 during the year ended December 31, 2001, related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an additional offsetting $140,000 income tax credit during the year which favorably impacted the Company's effective income tax rate.

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

Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive adjustable-rate loans. At December 31, 2002, adjustable-rate or short term (three years or less) loans represented $35.2 million, or 30.0% of the total loan portfolio. Second, significant portions of the Company's other debt securities (primarily U.S. Government and agency securities) are intermediate-term instruments with $5.4 million of such securities contractually maturing within five years of December 31, 2002. Third, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 2002, the Company had $17.6 million of regular savings accounts, $10.0 million of money market accounts and $9.5 million of NOW, checking and club accounts. Overall, these accounts comprised 33.9% of the Company's total deposit base. Fourth, most of the mortgage-backed securities purchased by the Company in recent years have had adjustable interest rates and/or short or intermediate effective terms to maturity. Finally, a portion of the Company's recent borrowings have terms to maturity or call of three years or more. At December 31, 2002 $6.3 million or 31.0% of the Company's borrowings had terms to maturity or call of three years or more.

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

Presented below, as of December 31, 2002, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Bank would pay on its deposits in the event of a rate increase would increase more rapidly than the yield on its assets because the Bank's deposits generally have shorter periods to repricing.

                INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE

         Assumed                                            NPV as % of Present
Change in Interest Rates         Net Portfolio Value          Value of Assets
------------------------   ------------------------------   -------------------
     (Basis Points)        $ Amount   $ Change   % Change   % Ratio   Bp Change
     --------------        --------   --------   --------   -------   ---------

          +300              11,834     -3,607        -23      8.05       -197
          +200              13,394     -2,047        -13      8.95       -107
          +100              14,834       -607         -4      9.75        -27
                            15,441                           10.02
          -100              14,947       -494         -3      9.64        -38
          -200                   0          0          0         0          0


Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPVs indicated above.

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

The primary investing activity of the Company is the origination and purchase of real estate and other loans. During the years ended December 31, 2002, and 2001, the Company's disbursements for loan originations totaled $35.9 million, and $29.9 million respectively and loan purchases totaled $11.3 million and $10.5 million respectively.

For the years ended December 31, 2002, and 2001, the Company experienced net increases in deposits (including the effect of interest credited) of $7.1 million and $12.5 million respectively. There were no FHLB advances in fiscal 2002, and $14.0 million in proceeds from FHLB advances in fiscal 2001. FHLB advances of $3.7 million and $21.2 million were repaid in fiscal 2002 and 2001 respectively.

The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances at December 31, 2002, the Company's borrowing limit from the FHLB of Indianapolis was approximately $59.5 million, with unused borrowing capacity of $37.6 million at that date.

The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2002 and 2001, cash and cash equivalents totaled $12.4 million and $9.0 million, respectively.

At December 31, 2002, the Company had outstanding loan origination commitments of $2.5 million, undisbursed loans in process of $2.5 million and approved but unused lines of credit extended to customers of $5.5 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 2002 totaled $46.3 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

The OTS capital regulations require savings institutions to meet two minimum capital standards: a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. The Bank satisfied these minimum capital standards at December 31, 2002 with a leverage capital ratio of 7.58% and a total risk-based capital ratio of 13.54%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings institution must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. The Bank did not pay a dividend to the Company during the year ended December 31, 2002 compared to a $100,000 and $220,000 dividend during the years ended December 31, 2001 and 2000. The dividends have been primarily used by the Company to repurchase common stock for the treasury. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

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

IMPACT OF NEW ACCOUNTING STANDARDS

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses the financial accounting and reporting for obligations related to the retirement of tangible long-lived assets and the related asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt, " and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This Statement is effective for fiscal years beginning after May 15, 2002. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In September 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
AMB Financial Corp.

         We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2002, in conformity with generally accepted accounting principles.






January 21, 2003
Palos Hills, Illinois

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES

                 Consolidated Statements of Financial Condition
                 ----------------------------------------------

                                                                                                    DECEMBER 31,
                                                                                           ------------------------------
                                                                                               2002              2001
                                                                                           -------------    -------------
     Assets

     Cash and amounts due from depository institutions                                     $   3,848,575        2,552,568
     Interest-bearing deposits                                                                 8,503,927        6,410,091
                                                                                           -------------    -------------
         Total cash and cash equivalents                                                      12,352,502        8,962,659
     Investment securities, available for sale, at fair value (note 2)                         5,764,121        3,483,478
     Trading securities (note 3)                                                                 565,929          583,246
     Mortgage-backed securities, available for sale, at fair value (note 4)                    2,643,219        3,022,898
     Loans receivable (net of allowance for loan losses:
        2002 - $837,859; 2001 - $766,465) (note 5)                                           114,318,331      112,513,396
     Real estate owned                                                                           104,197          190,581
     Investment in limited partnership (note 6)                                                1,042,600        1,130,283
     Stock in Federal Home Loan Bank of Indianapolis                                           1,624,400        1,624,400
     Office properties and equipment - net (note 7)                                            2,425,525        2,176,767
     Accrued interest receivable (note 8)                                                        703,927          688,090
     Prepaid expenses and other assets (note 9)                                                8,126,784        7,272,451
                                                                                           -------------    -------------
         Total assets                                                                        149,671,535      141,648,249
                                                                                           =============    =============

     Liabilities and Stockholders' Equity

     Liabilities:
     Deposits (note 10)                                                                      109,330,981      102,210,145
     Borrowed money (note 11)                                                                 20,296,899       23,955,838
     Note payable                                                                                927,043        1,086,150
     Advance payments by borrowers for taxes and insurance                                       406,372          452,818
     Other liabilities (note 12)                                                               1,864,420        2,225,858
                                                                                           -------------    -------------
         Total liabilities                                                                   132,825,715      129,930,809
                                                                                           -------------    -------------
     Guaranteed preferred beneficial interest in junior
        subordinated debentures (capital trust securities) (note 13)                           5,000,000             --

     Stockholders' Equity:
     Preferred stock, $.01 par value: authorized 100,000 shares; none outstanding                   --               --
     Common stock, $.01 par value: authorized 1,900,000 shares;
        1,686,169 shares- issued and 789,663 shares outstanding at
        December 31, 2002 and 861,063 shares outstanding at December 31, 2001                     16,862           16,862
     Additional paid-in capital                                                               10,932,458       10,864,371
     Retained earnings, substantially restricted                                               9,922,705        9,110,986
     Accumulated other comprehensive income, net of income taxes                                 149,543          128,439
     Treasury stock, at cost (896,506 and 825,106 shares at- December 31, 2002 and 2001)      (8,905,958)      (8,043,498)
     Common stock acquired by Employee Stock Ownership Plan                                     (269,790)        (359,720)
                                                                                           -------------    -------------
         Total stockholders' equity (notes 17 and 18)                                         11,845,820       11,717,440
                                                                                           -------------    -------------
     Commitments and contingencies (notes 19 and 20)

         Total liabilities and stockholders' equity                                        $ 149,671,535      141,648,249
                                                                                           =============    =============


See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES

                        Consolidated Statements of Income
                        ---------------------------------

                                                                           YEARS ENDED DECEMBER 31,
                                                                 -----------------------------------------
                                                                    2002           2001           2000
                                                                 -----------    -----------    -----------
     Interest income:
       Interest on loans                                         $ 8,131,998      8,759,718      8,484,266
       Interest on mortgage-backed securities                        200,815        252,339        209,354
       Interest on investment securities                             274,428        218,090        270,995
       Interest on interest-bearing deposits                         141,599        149,093        130,199
       Dividends on Federal Home Loan Bank stock                      98,476        120,751        115,020
                                                                 -----------    -----------    -----------
          Total interest income                                    8,847,316      9,499,991      9,209,834
                                                                 -----------    -----------    -----------
     Interest expense:
       Interest on deposits                                        3,293,445      4,751,519      4,376,137
       Interest on borrowings                                      1,183,427      1,541,412      1,483,301
                                                                 -----------    -----------    -----------
          Total interest expense                                   4,476,872      6,292,931      5,859,438
                                                                 -----------    -----------    -----------
          Net interest income before provision for loan losses     4,370,444      3,207,060      3,350,396
     Provision for loan losses (note 5)                              392,027        152,303        124,180
                                                                 -----------    -----------    -----------
          Net interest income after provision for loan losses      3,978,417      3,054,757      3,226,216
                                                                 -----------    -----------    -----------
     Non-interest income:
       Loan fees and service charges                                 184,587        150,884        105,646
       Deposit related fees                                          489,075        435,230        362,708
       Other fee income                                              317,211        193,521         23,411
       Unrealized gain on trading securities - net                    36,120         99,611        121,818
       Gain (loss)on sale of trading securities                       21,563         67,013        (59,404)
       Gain (loss)on sale of investment securities                      --           17,781         (4,676)
       Loss on sale of real estate owned                             (28,114)          --             --
       Rental income                                                 145,550        290,081         46,607
       Loss from limited partnership (note 6)                        (87,683)      (103,489)       (93,228)
       Increase in cash surrender value of life insurance            157,613        155,821        138,388
       Other income                                                   99,063        108,156         77,418
                                                                 -----------    -----------    -----------
          Total non-interest income                                1,334,985      1,414,609        718,688
                                                                 -----------    -----------    -----------
     Non-interest expense:
       Staffing costs (notes 14 and 15)                            1,799,088      1,554,040      1,410,794
       Advertising                                                    93,883         57,073         72,458
       Occupancy and equipment expenses (note 7)                     441,133        464,972        365,742
       Data processing                                               484,709        447,024        424,570
       Professional fees                                             231,027        209,613        172,538
       Federal deposit insurance premiums                             18,290         18,177         18,389
       Loss on disposition of fixed assets                              --             --            7,823
       Capital trust securities (note 13)                            215,996           --             --
       Other                                                         651,918        593,985        485,629
                                                                 -----------    -----------    -----------
          Total non-interest expense                               3,936,044      3,344,884      2,957,943
                                                                 -----------    -----------    -----------
     Income before income taxes                                    1,377,358      1,124,482        986,961
       Income taxes (note 16)                                        376,027        223,591        161,577
                                                                 -----------    -----------    -----------
          Net income                                             $ 1,001,331        900,891        825,384
                                                                 ===========    ===========    ===========

     Earnings per share -
          Basic                                                  $      1.28           1.11            .93
          Diluted                                                $      1.21           1.09            .93


See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES

           Consolidated Statements of Changes in Stockholders' Equity
           ----------------------------------------------------------
                       Three Years Ended December 31, 2002

                                                                    ACCUMULATED                 COMMON       COMMON
                                          ADDITIONAL                   OTHER                    STOCK        STOCK
                               COMMON       PAID-IN     RETAINED   COMPREHENSIVE   TREASURY    ACQUIRED      AWARDED
                                STOCK       CAPITAL     EARNINGS      INCOME        STOCK       BY ESOP       BY RRP       TOTAL
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance at December 31, 1999  $   16,862   10,793,053    7,780,655      (79,763)  (6,219,684)    (539,580)    (212,274)  11,539,269
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Comprehensive income:
  Net income                                                            825,384                                             825,384
  Other comprehensive income,
   net of tax:
    Unrealized holding gain
    during the period                                                   148,179                                             148,179
    Less: Reclassification
      adjustment of losses
      included in net income                                                              46                                     46

Total comprehensive income                                 825,384      148,225                                             973,609

Purchase of treasury stock
  (115,500 shares)                                                                (1,046,528)                            (1,046,528)
Amortization of award of
  RRP stock                                                                                                    115,786      115,786
Contribution to fund ESOP loan                 29,191                                              89,930                   119,121
Dividends declared on common
  stock ($.2267 per share)                                             (201,740)                                           (201,740)
3 for 2 stock split related
  to fractional shares                                                     (166)                                               (166)
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance at December 31, 2000      16,862   10,822,244    8,404,133       68,462   (7,266,212)    (449,650)     (96,488)  11,499,351
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Comprehensive income:
  Net income                                                            900,891                                             900,891
  Other comprehensive income,
   net of tax:
    Unrealized holding gain
    during the period                                                    62,249                                              62,249
    Less: Reclassification
      adjustment of gains
      included in net income                                             (2,272)                                             (2,272)

Total comprehensive income                                 900,891       59,977                                             960,868

Purchase of treasury stock
  (78,412 shares)                                                                   (777,286)                              (777,286)
Amortization of award of
  RRP stock                                                                                                     96,488       96,488
Tax benefit related to
  vested RRP stock                              2,445                                                                         2,445
Contribution to fund
  ESOP loan                                    39,682                                              89,930                   129,612
Dividends declared on common
  stock ($.24 per share)                                               (194,038)                                           (194,038)
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance at December 31, 2001      16,862   10,864,371    9,110,986      128,439   (8,043,498)    (359,720)          --   11,717,440
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Comprehensive income:
  Net income                                1,001,331                                                                     1,001,331
  Other comprehensive income,
    net of tax:
     Unrealized holding gain
     during the period                                                   21,104                                              21,104

Total comprehensive income                               1,001,331       21,104                                           1,022,435

Purchase of treasury stock
  (71,400 shares)                                                                   (862,460)                              (862,460)
Contribution to fund ESOP loan                 68,087                                              89,930                   158,017
Dividends declared on common
  stock ($.24 per share)                                  (189,612)                                                        (189,612)
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance at December 31, 2002  $   16,862   10,932,458    9,922,705      149,543   (8,905,958)    (269,790)          --   11,845,820
                              ==========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                      -------------------------------------

                                                                                            YEARS ENDED DECEMBER 31,
                                                                                -----------------------------------------------
                                                                                     2002             2001             2000
                                                                                -------------    -------------    -------------
      Cash flows from operating activities:
       Net income                                                               $   1,001,331          900,891          825,384
       Items not requiring (providing) cash:
          Depreciation                                                                183,855          198,641          161,687
          Amortization of cost of stock benefit plans                                  89,930          186,418          205,176
          Amortization of premiums and accretion of discounts                          (9,886)           1,332           28,628
          Net (gain) loss on sale of securities                                       (21,563)         (84,794)          64,080
          Net loss on sale of real estate owned                                        28,114             --               --
          Provision for loan losses                                                   392,027          152,303          124,180
          Loss on disposition of fixed assets                                            --               --              7,823
          Loss from limited partnership                                                87,683          103,489           93,228
          Increase in cash surrender value of life insurance                         (157,613)        (155,821)        (138,388)
          Unrealized gain on trading securities                                       (36,120)         (99,611)        (121,818)
          Proceeds from sale of trading securities                                     75,000          519,537        1,035,588
          Increase in deferred income on loans                                          4,517           11,855           29,786
          Increase (decrease) in accrued and deferred income taxes                    193,527           83,591         (221,423)
          Decrease (increase) in accrued interest receivable                          (15,837)          32,880          (78,859)
          Increase (decrease) in accrued interest payable                             (23,505)         (53,020)          28,025
          Increase in purchased accounts receivable                                  (534,313)      (2,772,656)        (565,673)
          Increase in deferred compensation                                            88,915           83,360           84,123
          Other, net                                                                 (728,765)         448,271          587,698
                                                                                -------------    -------------    -------------
     Net cash provided by (for) operating activities                                  617,297         (443,334)       2,149,245
                                                                                -------------    -------------    -------------
     Cash flows from investing activities:
          Proceeds from sales of investment securities                                   --            519,933        1,530,205
          Proceeds from maturities of investment securities                         3,750,000          500,000             --
          Purchase of investment securities                                        (6,024,382)        (505,390)          (7,925)
          Proceeds from sales of mortgage-backed securities                              --               --            361,625
          Proceeds from repayments of mortgage-backed securities                    1,421,032          947,688          360,007
          Purchase of mortgage-backed securities                                   (1,002,554)        (499,941)      (2,162,287)
          Purchase of Federal Home Loan Bank stock                                       --               --           (240,900)
          Purchase of loans                                                       (11,252,374)     (10,466,840)      (6,807,417)
          Loan disbursements                                                      (35,848,797)     (29,923,793)     (22,749,891)
          Loan repayments                                                          44,795,495       40,158,524       22,830,784
          Proceeds from sale of real estate owned                                     162,467             --               --
          Property and equipment expenditures, net                                   (432,613)        (124,141)      (2,020,910)
                                                                                -------------    -------------    -------------
     Net cash provided by (for) investing activities                               (4,431,726)         606,040       (8,906,709)
                                                                                -------------    -------------    -------------
     Cash flows from financing activities:
          Deposit receipts                                                        234,272,143      196,760,512      190,652,344
          Deposit withdrawals                                                    (230,048,985)    (188,387,383)    (193,656,587)
          Interest credited to deposits                                             2,897,678        4,125,296        3,771,038
          Proceeds from borrowed money                                                   --         14,000,000       20,575,000
          Repayment of borrowed money                                              (3,658,939)     (21,152,296)     (14,142,455)
          Proceeds from notes payable                                                    --               --             48,607
          Repayment of notes payable                                                 (159,107)        (173,938)        (121,843)
          Proceeds from issuance of capital trust securities                        5,000,000             --               --
          Increase (decrease) in advance payments by borrowers for
              taxes and insurance                                                     (46,446)         (15,446)          36,588
          Purchase of treasury stock                                                 (862,460)        (777,286)      (1,046,528)
          Dividends paid on common stock                                             (189,612)        (194,038)        (201,906)
                                                                                -------------    -------------    -------------
     Net cash provided by financing activities                                      7,204,272        4,185,421        5,914,258
                                                                                -------------    -------------    -------------
     Net change in cash and cash equivalents                                        3,389,843        4,348,127         (843,206)
     Cash and cash equivalents at beginning of year                                 8,962,659        4,614,532        5,457,738
                                                                                -------------    -------------    -------------
     Cash and cash equivalents at end of year                                   $  12,352,502        8,962,659        4,614,532
                                                                                =============    =============    =============
     Supplemental disclosure of cash flow information:
          Cash paid during the year for:
             Interest                                                           $   4,500,377        6,345,951        5,831,413
             Income taxes                                                             182,500          140,000          383,000
          Non-cash investing activities:
             Transfer of loans to real estate owned                             $     104,197          190,581             --


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

     The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the remaining loans which are evaluated for impairment, management has determined that there were no material amounts of loans which met the definition of an impaired loan during the years ended December 31, 2002 and 2001 and one loan to be evaluated for impairment at December 31, 2002.

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

     Depreciation and Amortization
     -----------------------------

     Depreciation of office properties and equipment is accumulated on the straight line basis over estimated lives of the various assets. Useful lives are 25 to 40 years for office properties and 3 to 10 years for furniture, fixtures and equipment.

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

     Weighted average shares used in calculating earnings per share are summarized below.


                                                                Years  Ended  December 31,
                                                       ---------------------------------------------
                                                          2002             2001             2000
                                                       -----------      -----------      -----------
     Weighted average number of common shares
         outstanding used in basic EPS calculation         836,716          875,348          966,528
     Reduction for common shares not yet
         released by Employee Stock Ownership Plan         (53,550)         (67,449)         (80,937)
                                                       -----------      -----------      -----------
     Total weighted average common shares
         outstanding for basic computation                 783,166          807,899          885,591
     Add common stock equivalents for shares
         issuable under Stock Option Plans                  41,284           17,319            5,603
                                                       -----------      -----------      -----------
     Weighted average number of shares outstanding
         adjusted for common stock equivalents             824,450          825,218          891,194
                                                       ===========      ===========      ===========

     Net income                                        $ 1,001,331          900,891          825,384
     Basic earnings per share                          $      1.28             1.11              .93
     Diluted earnings per share                        $      1.21             1.09              .93

     Reclassifications
     -----------------

     Certain 2000 and 2001 amounts have been reclassified to conform with the 2002 presentation.

2)   Investment Securities, Available for Sale
     -----------------------------------------

     Investment securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:

                                                           GROSS         GROSS
                                           AMORTIZED     UNREALIZED    UNREALIZED      FAIR
                                              COST         GAINS         LOSSES        VALUE
                                           ----------    ----------    ----------    ----------
     December 31, 2002
     -----------------
     United States Government
       and agency obligations              $4,370,580        82,094            --     4,452,674
     Municipal securities                      99,714         7,543            --       107,257
     Corporate debt securities              1,016,228        12,574            --     1,028,802
     Marketable equity securities             158,463        16,925            --       175,388
                                           ----------    ----------    ----------    ----------
                                           $5,644,985       119,136            --     5,764,121
                                           ==========    ==========    ==========    ==========
     December 31, 2001
     -----------------
     United States Government
       and agency obligations              $3,142,093        79,595            --     3,221,688
     Municipal securities                      99,676         2,560            --       102,236
     Marketable equity securities             151,191         8,363            --       159,554
                                           ----------    ----------    ----------    ----------
                                           $3,392,960        90,518            --     3,483,478
                                           ==========    ==========    ==========    ==========

     The contractual maturity of the above investments is summarized as follows:

                                              DECEMBER 31, 2002           DECEMBER 31, 2001
                                           ------------------------    ------------------------
                                           AMORTIZED        FAIR       AMORTIZED        FAIR
     Term to Maturity                         COST          VALUE         COST          VALUE
     ----------------                      ----------    ----------    ----------    ----------
     Due in one year or less               $2,502,216     2,533,512       753,147       764,297
     Due after one year through five years  2,884,592     2,947,964     2,388,946     2,457,391
     Due after five years through ten years    99,714       107,257        99,676       102,236
     Marketable equity securities             158,463       175,388       151,191       159,554
                                           ----------    ----------    ----------    ----------
                                           $5,644,985     5,764,121     3,392,960     3,483,478
                                           ==========    ==========    ==========    ==========

     There were no sales of investment securities, available for sale during the year ended December 31, 2002. Proceeds from sales of investment securities available for sale during the years ended December 31, 2001 and 2000 were $519,933 and $1,530,205 with gross gains of $17,781 and $5,752 and gross losses of $-0- and $3,536 realized on those sales. The change in net unrealized gains and losses during the current year of $28,618, net of the tax effect of $11,447, resulted in a $17,171 credit to stockholders' equity.

3)   Trading Securities
     ------------------

     Trading securities are accounted for at their current fair values. Trading securities at December 31, 2002 consists of equity securities (common stock with a carrying value of $475,928) and debt securities with a carrying value of $90,000. The common stock investment at December 31, 2002 is pledged as collateral for a revolving line of credit as discussed in Note
     11. Trading securities at December 31, 2001 also consists of equity securities (common stock with a carrying value of $483,246) and debt securities with a carrying value of $100,000. The adjustment of these securities to their current fair values has resulted in a net unrealized gain of $36,120, $99,611 and $121,818 for the years ended December 31, 2002, 2001 and 2000. Proceeds from sales of trading securities during the years ended December 31, 2002, 2001 and 2000 were $75,000, $519,537 and
     $1,035,588 with gross gains of $21,563, $67,013 and $15,610 and gross losses of $-0-, $-0- and $75,014 realized on those sales.

4)   Mortgage-Backed Securities, Available for Sale
     ----------------------------------------------

     Mortgage-backed securities available for sale are recorded at fair value in accordance with SFAS No. 115. This portfolio is summarized as follows:

                                                           GROSS         GROSS
                                           AMORTIZED     UNREALIZED    UNREALIZED      FAIR
                                              COST         GAINS         LOSSES        VALUE
                                           ----------    ----------    ----------    ----------
     December 31, 2002
     -----------------
     Participation Certificates:
      FHLMC - Fixed rate                   $1,564,037        90,901           606     1,654,332
      FNMA  - Adjustable rate                  30,185            --           537        29,648
      FNMA  - Fixed rate                      504,397            --         2,109       502,288
      GNMA  - Fixed rate                      414,497        42,454            --       456,951
                                           ----------    ----------    ----------    ----------
                                           $2,513,116       133,355         3,252     2,643,219
                                           ==========    ==========    ==========    ==========
     Weighted average interest rate             6.50%
                                           ==========

     December 31, 2001
     -----------------
     Participation Certificates:
      FHLMC - Fixed rate                   $2,182,652        85,102         2,360     2,265,394
      FNMA  - Adjustable rate                   32,06            --           570        31,491
      GNMA  - Fixed rate                      684,638        41,375            --       726,013
                                           ----------    ----------    ----------    ----------
                                           $2,899,351       126,477         2,930     3,022,898
                                           ==========    ==========    ==========    ==========
     Weighted average interest rate             7.06%
                                           ==========

     There were no sales of mortgage-backed securities available for sale during the years ended December 31, 2002 and 2001. Proceeds from sales of mortgage-backed securities available for sale during the year ended December 31, 2000 were $361,625 with gross losses of $6,892 realized on those sales. The change in net unrealized gains and losses during the current year of $6,556, net of the tax effect of $2,623, resulted in a $3,933 credit to stockholders' equity.

5)   Loans Receivable
     ----------------

     Loans receivable are summarized as follows:

                                                       December 31,
                                            --------------------------------
                                                 2002                2001
                                            -------------       -------------
     Mortgage loans:
         One-to-four family                 $  81,792,991          82,583,903
         Multi-family                           3,991,722           3,432,720
         Nonresidential                        10,553,135          11,095,601
         Construction                           5,761,858           2,089,690
         Land                                   1,657,841           1,352,512
                                            -------------       -------------
       Total mortgage loans                   103,757,547         100,554,426
                                            -------------       -------------
     Other loans:
         Loans on deposit accounts                137,326             123,218
         Equity lines of credit                 4,498,608           3,711,140
         Other consumer                         1,605,773           1,570,224
                                            -------------       -------------
       Total other loans                        6,241,707           5,404,582
                                            -------------       -------------
     Commercial business loans                  7,508,286           8,950,880
                                            -------------       -------------
       Total loans receivable                 117,507,540         114,909,888
                                            -------------       -------------
     Less:
         Loans in process                       2,504,772           1,697,729
         Net deferred yield adjustments          (153,422)            (67,702)
         Allowance for loan losses                837,859             766,465
                                            -------------       -------------
     Loans receivable, net                  $ 114,318,331         112,513,396
                                            =============       =============

     Weighted average interest rate                  6.90%               7.36%
                                            =============       =============

         Activity in the allowance for loan losses is summarized as follows:

                                            Years Ended December 31,
                                    ---------------------------------------
                                       2002           2001           2000
                                    ---------      ---------      ---------
     Balance, beginning of year     $ 766,465        701,173        590,701
     Provision for loan losses        392,027        152,303        124,180
     Charge-offs                     (404,363)       (94,851)       (17,422)
     Recoveries                        83,730          7,840          3,714
                                    ---------      ---------      ---------
     Balance, end of year           $ 837,859        766,465        701,173
                                    =========      =========      =========

     Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 2002 and 2001 amounted to approximately $1,071,000 and $1,256,000 respectively. As of December 31, 2002 and 2001, the total investment in impaired loans was $475,000 and $463,000 respectively. The impaired loans at these dates were subject to an allowance for credit losses of $219,000 and $70,000 respectively, which is included in the above loan loss allowance.

     For the years ended December 31, 2002 and 2001, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $61,000 and $54,000 respectively.

     Loans to directors and executive officers aggregated approximately $408,000 and $845,000 at December 31, 2002 and 2001 respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)   Investment in Limited Partnership
     ---------------------------------

     The investment in limited partnership of $1,042,600 and $1,130,283 at December 31, 2002 and 2001 represents a 39.60% equity in Pedcor Investments 1997 - XXXI ("Pedcor"), a limited partnership organized to build, own and operate a 56 unit apartment complex. The Bank has recorded its equity in the losses of Pedcor in the amount of $87,683, $103,489 and $93,228 for the years ended December 31, 2002, 2001 and 2000. Condensed financial statements for Pedcor are as follows:

                   Condensed Statements of Financial Condition
                   -------------------------------------------

                                                             DECEMBER 31,
                                                      -------------------------
                                                         2002           2001
                                                      ----------     ----------
     Assets
     ------
     Cash                                             $    9,164          8,328
     Property and equipment                            3,732,241      3,832,883
     Land                                                112,000        112,000
     Other                                                50,648         51,986
                                                      ----------     ----------
        Total assets                                   3,904,053      4,005,197
                                                      ==========     ==========

     Liabilities
     -----------
     Notes payable - Bank                                733,885        830,015
     Notes payable - Other                             2,535,233      2,666,389
     Other liabilities                                   198,778        179,344
                                                      ----------     ----------
        Total liabilities                              3,467,896      3,675,748
                                                      ----------     ----------

     Partners' capital                                   436,157        329,449
                                                      ----------     ----------
        Total liabilities and partners' capital       $3,904,053      4,005,197
                                                      ==========     ==========


                                               YEARS ENDED DECEMBER 31,
                                        --------------------------------------
                                           2002          2001          2000
                                        ----------    ----------    ----------
     Condensed statement of operations

     Total revenues                     $  245,735       267,731       269,721
     Total expenses                        467,157       526,279       504,301
                                        ----------    ----------    ----------
        Net loss                        $ (221,422)     (258,548)     (234,580)
                                        ==========    ==========    ==========

7)   Office Properties and Equipment
     -------------------------------

     Office properties and equipment are summarized as follows:

                                                             DECEMBER 31,
                                                     --------------------------
                                                        2002            2001
                                                     ----------      ----------
     Cost:
        Land     - Munster                           $   40,669          40,669
                   Hammond                               33,300          33,300
                   Dyer                                 300,000         300,000
        Building - Munster                              424,704         423,727
                   Hammond                              285,521         285,521
                   Dyer                               1,748,900       1,596,951
        Furniture and equipment                       1,586,324       1,306,637
                                                     ----------      ----------
                                                      4,419,418       3,986,805
                                                     ----------      ----------

     Less accumulated depreciation:
        Building - Munster                              415,293         408,574
                   Hammond                              250,585         240,777
                   Dyer                                 172,942         126,712
        Furniture and equipment                       1,155,073       1,033,975
                                                     ----------      ----------
                                                      1,993,893       1,810,038
                                                     ----------      ----------
         Net book value                              $2,425,525       2,176,767
                                                     ==========      ==========


     Depreciation of office properties and equipment for the years ended December 31, 2002, 2001 and 2000 amounted to $183,855, $198,641 and
     $161,687 respectively.

     The Bank owns a three story office building in Dyer, Indiana, which is one-third utilized by the Bank as its branch office location. An additional one-third of the building is leased to a third party at a current annual lease rent of $68,212. This lease commenced on June 1, 2002 and terminates May 31, 2007 subject to two five year lease renewal options. The remainder of the building is being remodeled for additional leasing options.

8)   Accrued Interest Receivable
     ---------------------------

     Accrued interest receivable is summarized as follows:

                                                            DECEMBER 31,
                                                     --------------------------
                                                        2002            2001
                                                     ----------      ----------
     Investment securities                           $   70,172          42,088
     Mortgage-backed securities                          13,677          17,113
     Loans receivable                                   733,821         694,838
     Allowance for uncollected interest                (113,743)        (65,949)
                                                     ----------      ----------
                                                     $  703,927         688,090
                                                     ==========      ==========

9)   Prepaid Expenses and Other Assets
     ---------------------------------

     Prepaid expenses and other assets consist of the following:

                                                                        December 31,
                                                                 -------------------------
                                                                    2002           2001
                                                                 ----------     ----------
     Prepaid insurance premiums                                  $   62,754         56,075
     Prepaid pension cost                                           234,496        132,868
     Prepaid federal and state income taxes                              --         80,760
     Prepaid statutory trust preferred fees                         186,445             --
     Other prepaid expenses                                          90,912        102,134
     Cash surrender value of life insurance policies (a)          3,162,721      3,005,108
     Deferred federal and state income tax benefit - net (b)        481,761        535,402
     Purchased accounts receivable (c)                            1,874,440      1,338,611
     Purchased accounts receivable, serviced by others            1,998,202      1,999,718
     Miscellaneous                                                   34,903         21,775
                                                                 ----------     ----------
                                                                 $8,126,634      7,272,451
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

     (b) Significant components of the deferred tax assets and liabilities are as follows:

                                                                       December 31,
                                                                 ---------------------
                                                                   2002         2001
                                                                 --------     --------
     Deferred tax assets:
         Loan fees deferred for financial reporting purposes     $  3,403       11,175
         Accelerated book depreciation                             21,879       49,080
         Deferred compensation                                    285,917      250,351
         Nondeductible incentive plan expense                       6,957        6,957
         Book allowance for loan losses                           335,144      306,586
         Unrealized loss on trading-account securities                 --        8,849
         Allowance for uncollected interest                        45,497       25,442
         Other                                                      1,139          751
                                                                 --------     --------
            Total deferred tax assets                             699,936      659,191
                                                                 --------     --------
     Deferred tax liabilities:
         Tax allowance for loan losses                             19,082       38,163
         Pension expense                                           93,798           --
         Unrealized gain on securities available for sale          99,696       85,626
         Unrealized gain on trading account securities              5,599           --
                                                                 --------     --------
            Total deferred tax liabilities                        218,175      123,789
                                                                 --------     --------
            Net deferred tax benefit                             $481,761      535,402
                                                                 ========     ========

     (c) The Bank has entered into a program to purchase and manage the accounts receivable of credit-worthy merchants with required repurchase of delinquent accounts and with the merchant's repurchase obligation supported by a cash collateral reserve account. For each merchant, the Bank establishes a maximum amount of purchased receivables allowed to be outstanding at any one time. At December 31, 2002 and 2001, this amount was $2,725,000 and $2,575,000 respectively.

10)  Deposits
     --------

     Deposit accounts are summarized as follows:
                                                            DECEMBER 31,
                                                   -----------------------------
                                                       2002             2001
                                                   ------------     ------------
     Passbook accounts                             $ 17,623,790       15,350,596
     Demand deposits and NOW accounts                 9,439,848        9,331,187
     Money market accounts                           10,033,382        5,344,947
                                                   ------------     ------------
                                                     37,097,020       30,026,730
                                                   ------------     ------------

     Certificates of deposit by interest rate:
     1.01 - 2.00%                                     2,615,470          112,679
     2.01 - 3.00                                     27,352,476        7,677,424
     3.01 - 4.00                                     30,641,531       12,470,674
     4.01 - 5.00                                      9,260,871       21,947,951
     5.01 - 6.00                                      1,333,169       10,664,406
     6.01 - 7.00                                        997,521       18,711,604
     7.01 - 8.00                                         25,000          591,394
     8.01 - 9.00                                          7,923            7,283
                                                   ------------     ------------
                                                     72,233,961       72,183,415
                                                   ------------     ------------
                                                   $109,330,981      102,210,145
                                                   ============     ============


     The weighted average rate on deposit accounts at December 31, 2002 and 2001 was 2.78% and 4.14% respectively.

     The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $15,085,000 and $14,547,000 at December 31, 2002 and 2001,
     respectively.

     A summary of certificates of deposit by maturity is as follows:

                                                            DECEMBER 31,
                                                   -----------------------------
                                                       2002             2001
                                                   ------------     ------------
     Within 12 months                              $ 46,337,611       63,983,603
     12 months to 24 months                          17,976,651        6,414,182
     24 months to 36 months                           6,655,579        1,140,635
     36 months to 48 months                           1,123,563          644,995
     Over 48 months                                     140,557               --
                                                   ------------     ------------
             Total                                 $ 72,233,961       72,183,415
                                                   ============     ============

     Interest expense on deposits consists of the following:

                                               YEARS ENDED DECEMBER 31,
                                      ----------------------------------------
                                         2002           2001           2000
                                      ----------     ----------     ----------

     Passbook accounts                $  334,092        392,522        402,066
     NOW accounts                         79,088        118,204        127,445
     Money market accounts               224,042         99,705         89,305
     Certificates of deposit           2,656,223      4,141,088      3,757,321
                                      ----------     ----------     ----------
             Total                    $3,293,445      4,751,519      4,376,137
                                      ==========     ==========     ==========

11)  Borrowed Money
     --------------

     Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:

                                                         DECEMBER 31,
                                INTEREST       ------------------------------
     MATURITY DATE                RATE             2002              2001
     -------------                ----         ------------      ------------
     January 16, 2002             2.91%        $         --           500,000
     May 21, 2002                 4.45                   --         1,000,000
     September 4, 2002            3.83                   --         1,000,000
     September 18, 2002           3.14                   --         1,000,000
     January 21, 2003             5.68            1,000,000         1,000,000
     September 15, 2003           5.26            4,000,000         4,000,000
     August 24, 2004              4.80            2,000,000         2,000,000
     August 24, 2005              5.11            2,000,000         2,000,000
     January 23, 2006             4.73            2,000,000         2,000,000
     August 23, 2006              5.32            1,000,000         1,000,000
     May 15, 2009                 5.93              733,885           830,015
     August 16, 2010              5.99            1,500,000         1,500,000
     September 20, 2010           5.95            1,000,000         1,000,000
     December 20, 2010            4.98            2,000,000         2,000,000
     March 22, 2011               4.09              500,000           500,000
     July 15, 2015                5.91              667,097           676,175
     November 16, 2020            6.71            1,895,917         1,949,648
                                               ------------      ------------
                                               $ 20,296,899        23,955,838
                                               ============      ============

     Weighted average interest rate                   5.38%             5.01%
                                               ============      ============

     The Bank is required to maintain qualifying collateral for the Federal Home Loan Bank of Indianapolis representing approximately 170 percent of current Bank credit. At December 31, 2002, the Bank met this requirement. Assets which are eligible collateral for meeting the 170% coverage requirement include one-to-four family whole mortgage loans, government and agency securities including mortgage-backed securities insured or guaranteed by FHLMC, FNMA and GNMA, and high rated private mortgage-backed securities. The mortgage loans must not include participations, construction loans, loans which are not in the clear title of the institution, conventional mortgages with more than 30 years remaining to maturity, loans for more than 90% of the appraised value unless there is private or federal insurance, mortgages which are more than 60 days delinquent, or loans upon which any employee of the institution or the FHLB is personally liable.

     The Company has entered into a revolving line of credit in the maximum amount of $650,000. The loan will bear interest at one half percent under the Wall Street Journal prime rate. The Company may borrow up to 75% of the market value of the collateral security. At December 31, 2002, the Company pledged common stock with a market value of approximately $476,000 as collateral securing this line of credit. The Company did not borrow against this line of credit during the current year.

     In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carries an interest rate of 6.07% and matures in the year 2006. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan. At December 31, 2002, the balance of this loan amounted to $269,790.

12)  Other Liabilities
     -----------------

     Other liabilities include the following:

                                                            DECEMBER 31,
                                                     --------------------------
                                                        2002            2001
                                                     ----------      ----------

     Accrued interest on deposits                    $   14,594          34,441
     Accrued interest on borrowings                      48,567          52,225
     Accrued bonus                                       84,500          53,825
     Accrued audit and accounting fees                   32,123          21,068
     Accrued real estate and personal property taxes     88,900          79,400
     Accrued income taxes                                80,412              --
     Deferred compensation (see note 14)                714,792         625,877
     Outstanding bank drafts                            547,819       1,200,260
     Miscellaneous accounts payable                     252,713         158,762
                                                     ----------      ----------
                                                     $1,864,420       2,225,858
                                                     ==========      ==========


13)  Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures
     --------------------------------------------------------------------------

     In March of 2002, the Company formed AMB Financial Statutory Trust I ("Trust"). The Trust is a statutory business trust and is wholly owned by the Company. The Trust issued $5.0 million of Trust Preferred Capital Securities (the "Capital Securities") as a participant in a pooled trust preferred securities offering concurrent with the issuance of the Capital Securities, the Trust issued trust common securities to the Company in the aggregate liquidation value of $155,000. The proceeds of the issuance of the Capital Securities and trust common securities were invested in the Company's junior subordinated debentures. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the trust preferred securities pay interest on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3-month LIBOR plus 3.60%, mature on March 27, 2032 and are non-callable for five years and, after that period, the securities may be called at any quarterly interest payment date at par. Distributions on the Capital Securities are payable quarterly and reflected in the Consolidated Statements of Income as a component of non-interest expense under the caption "Capital trust securities". The costs associated with the Capital Securities issuance have been capitalized and are being amortized over the estimated life of the securities.

14)  Benefit Plans
     -------------

     During the current year, the Bank transferred to an industry-wide, multiemployer, defined benefit pension plan, which covers all full-time employees who have attained at least 21 years of age and completed one year of service. Calculations to determine full-funding status are made annually as of June 30. Pension expense for the year ended December 31 2002 amounted to $251,407. Information regarding the Bank's share of assets and liabilities and plan benefit information of this plan is not available on an individual basis. Under the prior plan, pension expense for the years ended December 31, 2001 and 2000 amounted to $77,802 and $53,888.

     Effective March 2002, the Bank commenced participation in the Financial Institutions Thrift Plan, which qualifies under Section 401(k) of the Internal Revenue Code and which covers substantially all employees. This plan calls for a discretionary contribution within specified limits and a matching Bank contribution equal to 50% of the first 6% of the employee contributions. Plan expense for the year ended December 31, 2002 amounted to $11,223.

     The Bank also has established two non-qualified 401(k) Plan for officers of the Bank. Both Plans provide participating officers the opportunity to defer up to 6% of their salary into a tax deferred accumulation for future retirement. In addition, the Bank has also established a Director Deferral Plan which provides participating directors with the opportunity to defer all or a portion of their fees over a predetermined period. All deferred non-qualified 401(k) Plan contributions and deferred director fees are credited with interest from the Bank at the rate of 10% per year.

     Interest credited by the Bank to the 401(k) Plan on accumulated funds was $66,768, $58,399 and $49,932 for the years ended December 31, 2002, 2001 and 2000 respectively.

15)  Director, Officer and Employee Plans
     ------------------------------------

     Stock Option Plan. In conjunction with the Conversion, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of options on shares of common stock authorized under the Plan is 168,618, equal to 10.0% of the total number of shares issued in the Conversion. As of October 23, 1996, 150,063 options were granted at $8.50 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant. The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 2002 and the stock options outstanding at the end of the respective periods.

                                                                           EXERCISE PRICE
                                                                     --------------------------
     OPTIONS                                     NUMBER OF OPTIONS    PER SHARE        TOTAL
     -------                                     -----------------   ----------      ----------
     Outstanding at December 31, 1999                   150,063      $     8.50      $1,275,535
     Granted                                                  0
     Exercised                                                0
     Forfeited                                                0
                                                     ----------      ----------      ----------

     Outstanding at December 31, 2000                   150,063            8.50       1,275,535
     Granted                                                  0
     Exercised                                                0
     Forfeited                                                0
                                                     ----------      ----------      ----------

     Outstanding at December 31, 2001                   150,063            8.50       1,275,535
     Granted                                                  0
     Exercised                                                0
     Forfeited                                                0
                                                     ----------      ----------      ----------

     Outstanding at December 31, 2002                   150,063      $     8.50      $1,275,535
                                                     ==========      ==========      ==========

     Exercisable at December 31, 2002                   150,063      $     8.50      $1,275,535
                                                     ==========      ==========      ==========
     Options available for future
       grants at December 31, 2002                       18,555
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

     The following summarizes the pro forma net income as if the fair value method of accounting for stock-based compensation plans had been utilized:

                                                              YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                        2002            2001            2000
                                                     ----------      ----------      ----------
     Net income (as reported)                        $1,001,331         900,891         825,384
     Pro forma net income                             1,001,331         845,713         759,170
     Diluted earnings per share (as reported)              1.21            1.09             .93
     Pro forma diluted earnings per share                  1.21            1.02             .85

     The pro forma results presented above may not be representative of the effects reported in pro forma net income for future years.

     ------------------------------------------------

     Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 134,895 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $99,216, $101,538 and $26,992 for the years ended December 31, 2002, 2001 and 2000 respectively.

     Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended December 31, 2002, 2001 and 2000, additional compensation expense of $68,087, $39,682 and $29,191 was recognized as a result of implementation of this accounting principle.

16)  Income Taxes
     ------------

     As a result of legislation that changed the method used by many thrifts to calculate their bad debt reserve for federal income tax purposes, the Bank must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture is occurring over a six year period. The commencement of the recapture by the Bank was delayed two years as the Bank met certain residential lending requirements. For the three years ended December 31, 2002, the Bank recaptured approximately $143,000 in excess bad debt reserves resulting in tax payments of approximately $57,000 which were previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements if the Bank no longer qualifies as a thrift. Tax bad debt deductions accumulated prior to 1988 by the Bank and included in retained earnings total approximately $1,950,000. No deferred income taxes have been provided for these bad debt deductions and no recapture of these amounts is anticipated.

     The provision for income taxes consists of the following:

                                                YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                            2002          2001          2000
                                         ----------    ----------    ----------
     Current                             $  336,456       229,112       288,152
     Deferred (benefit)                      39,571        (5,521)     (126,575)
                                         ----------    ----------    ----------
                                         $  376,027       223,591       161,577
                                         ==========    ==========    ==========

     A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                            2002          2001          2000
                                         ----------    ----------    ----------
     Statutory federal income tax rate         34.0%         34.0%         34.0%
     State income taxes                         5.4           3.8           4.4
     Low income housing credit                (10.1)        (12.4)        (14.1)
     Cash surrender value of life insurance    (4.6)         (5.5)         (5.6)
     Other                                      2.6            --          (2.3)
                                         ----------    ----------    ----------
     Effective income tax rate                 27.3%         19.9%         16.4%
                                         ==========    ==========    ==========


     Deferred income tax expense (benefit) consists of the following tax effects of timing differences:

                                                YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                            2002          2001          2000
                                         ----------    ----------    ----------
     Loan fees                           $    7,772         2,420         3,237
     Depreciation                            27,201         1,944       (14,532)
     Deferred compensation                  (35,566)      (33,344)      (33,649)
     Pension                                 93,798            --            --
     Book loan loss provision in
        excess of tax deduction             (28,558)      (26,117)      (44,189)
     Recapture of bad debt reserve          (19,081)      (19,081)      (19,081)
     Unrealized gain on trading
        account securities                   14,448        39,845         7,282
     Other, net                             (20,443)       28,812       (25,643)
                                         ----------    ----------    ----------
                                         $   39,571        (5,521)     (126,575)
                                         ==========    ==========    ==========

17)  Regulatory Capital Requirements
     -------------------------------

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

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

     At December 31, 2002 and 2001, the Bank's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provision, are as follows:

                                                                                   TO BE WELL-
                                                                                CAPITALIZED UNDER
                                                         FOR CAPITAL            PROMPT CORRECTIVE
                                   ACTUAL             ADEQUACY PURPOSES         ACTION PROVISIONS
                          ---------------------     ---------------------     ---------------------
                             AMOUNT       RATIO        AMOUNT       RATIO        AMOUNT       RATIO
                          -----------     -----     -----------     -----     -----------     -----
     December 31, 2002
     -----------------
     Tangible             $11,109,186      7.58%    $ 2,199,000      1.50%    $       N/A       N/A%
     Core                  11,109,186      7.58       4,398,000      3.00       7,331,000      5.00
     Risk-based            11,713,045     13.54       6,921,000      8.00       8,652,000     10.00

     December 31, 2001
     -----------------
     Tangible             $ 9,801,506      7.01%    $ 2,097,000      1.50%    $       N/A       N/A%
     Core                   9,801,506      7.01       4,193,000      3.00       6,989,000      5.00
     Risk-based            10,482,971     12.60       6,654,000      8.00       8,318,000     10.00

     -------------------------------------------

                                         TANGIBLE       CORE        RISK-BASED
     DECEMBER 31, 2002                   CAPITAL        CAPITAL      CAPITAL
     -----------------                 ------------  ------------  ------------
     Stockholders' equity              $ 11,248,333    11,248,333    11,248,333
     Unrealized gain on securities
       available for sale, net of taxes    (139,147)     (139,147)     (139,147)
     General loss allowances                     --            --       618,859
     Direct equity investments                   --            --       (15,000)
                                       ------------  ------------  ------------
     Regulatory capital computed       $ 11,109,186    11,109,186    11,713,045
                                       ============  ============  ============


     A reconciliation of the Bank's equity capital at December 31, 2002 is as follows:

     Stockholders' equity                                          $ 11,845,820
     Less Company stockholders' equity not
        available for regulatory capital                               (597,487)
                                                                   ------------
     Stockholders' equity of the Bank                              $ 11,248,333
                                                                   ============


                                         TANGIBLE       CORE        RISK-BASED
     DECEMBER 31, 2001                   CAPITAL        CAPITAL      CAPITAL
     -----------------                 ------------  ------------  ------------

     Stockholders' equity              $  9,929,945     9,929,945     9,929,945
     Unrealized gain on securities
       available for sale, net of taxes    (128,439)     (128,439)     (128,439)
     General loss allowances                     --            --       696,465
     Direct equity investments                   --            --       (15,000)
                                       ------------  ------------  ------------
     Regulatory capital computed       $  9,801,506     9,801,506    10,482,971
                                       ============  ============  ============


     A reconciliation of the Bank's equity capital at December 31, 2002 is as follows:

     Stockholders' equity                                          $ 11,717,440
     Less Company stockholders' equity not
       available for regulatory capital                              (1,787,495)
                                                                   ------------
     Stockholders' equity of the Bank                              $  9,929,945
                                                                   ============

18)  Stockholders' Equity
     --------------------

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

19)  Financial Instruments with Off-Balance Sheet Risk
     -------------------------------------------------

     The Bank is a party to various transactions with off-balance sheet risk in the normal course of business. These transactions are primarily commitments to originate loans and to extend credit on previously approved unused lines of credit. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements.

     Commitments to originate mortgage loans of $2,473,100 at December 31, 2002 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. All of the mortgage loan commitments are fixed rate with rates ranging from 5.125% to 8.375%. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

     The Bank has approved, but unused, home equity lines of credit of approximately $3,663,000 at December 31, 2002. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $1,316,000 at December 31, 2002. The Bank also has approved but unused credit card lines of credit of approximately $493,000.

     The Bank is currently participating with several local financial institutions in credit enhancement agreements with in-state municipalities to guarantee the repayment on municipal revenue bonds. The Bank has accepted credit risk on these various municipal projects in the amount of approximately $1,580,000. These credit enhancements are in cooperation with the Federal Home Loan Bank of Indianapolis ("FHLB") and have pledging requirements as part of the qualifying collateral agreement with FHLB. Additionally, at December 31, 2002, the Bank had issued standby letters of credit totaling approximately $210,000 to guarantee the performance of a customer to a third party.

20)  Contingencies
     -------------

     The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

21)  Subsequent Event
     ----------------

     On January 22, 2003, the Company declared a quarterly cash dividend of $.06 per share, totaling $47,380, payable February 21, 2003 to shareholders of record as of February 7, 2003.

22)  Disclosures About the Fair Value of Financial Instruments
     ---------------------------------------------------------

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

     The estimated fair value of the Company's financial instruments as of December 31, 2002 and 2001 are as follows:

                                                               DECEMBER 31, 2002
                                                          ---------------------------
                                                            CARRYING         FAIR
                                                             AMOUNT          VALUE
                                                          ------------   ------------
     Financial assets:
         Cash and cash equivalents                        $ 12,352,502     12,352,502
         Investment securities, available for sale           5,764,121      5,764,121
         Trading securities                                    565,929        565,929
         Mortgage-backed securities, available for sale      2,643,219      2,643,219
         Loans receivable                                  114,318,331    117,408,000

     Financial liabilities:
         Deposits                                         $109,330,981    110,623,000
         Borrowed money                                     20,296,899     22,127,000



                                                               DECEMBER 31, 2002
                                                          ---------------------------
                                                            CARRYING         FAIR
                                                             AMOUNT          VALUE
                                                          ------------   ------------
     Financial assets:
         Cash and cash equivalents                        $  8,962,659      8,962,659
         Investment securities, available for sale           3,483,478      3,483,478
         Trading securities                                    583,246        583,246
         Mortgage-backed securities, available for sale      3,022,898      3,022,898
         Loans receivable                                  112,513,396    113,815,000

     Financial liabilities:
         Deposits                                         $102,210,145    103,153,000
         Borrowed money                                     23,955,838     24,086,000

23) Condensed Parent Company Only Financial Statements
    --------------------------------------------------

     The following condensed statement of financial condition, as of December 31, 2002 and 2001 and condensed statements of income and cash flows for the years ended December 31, 2002, 2001 and 2000 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

                   Condensed Statements of Financial Condition
                   -------------------------------------------

                                                                 December 31,
                                                       ------------------------------
                                                           2002              2001
                                                       ------------      ------------
     Assets
     ------
     Cash and cash equivalents                         $  3,164,364           581,453
     Investment securities, available for sale            1,019,293                --
     Trading securities                                     565,928           583,246
     Loans receivable                                       269,790           359,720
     Investment in American Savings, FSB                 11,090,897         9,941,234
     Investment in AMB Financial Statutory Trust I          155,000                --
     Prepaid expenses and other assets                      621,839           319,602
                                                       ------------      ------------
                                                         16,887,111        11,785,255
                                                       ============      ============
     Liabilities and Stockholders' Equity
     ------------------------------------

     Liabilities:
     ------------
     Accrued taxes and other liabilities                     43,727            56,526
                                                       ------------      ------------
     Junior subordinated debentures                       5,155,000                --

     Stockholders' Equity:
     ---------------------
     Common stock                                            16,862            16,862
     Additional paid-in capital                          10,644,379        10,644,379
     Retained earnings                                    9,922,705         9,110,986
     Accumulated other comprehensive income                  10,396                --
     Treasury stock                                      (8,905,958)       (8,043,498)
                                                       ------------      ------------
            Total stockholders' equity                   11,688,384        11,728,729
                                                       ------------      ------------
                                                       $ 16,887,111        11,785,255
                                                       ============      ============

                         Condensed Statements of Income
                         ------------------------------

                                                                      Years Ended December 31,
                                                            ---------------------------------------------
                                                                2002             2001             2000
                                                            -----------      -----------      -----------
     Net interest income                                    $   180,164           70,619           85,994
     Gain (loss) on sale of trading securities                   21,563           67,013          (59,404)
     Unrealized gain on trading securities                       36,120           99,611          121,818
     Other non-interest income                                   16,185           10,665               --
     Non-interest expense                                      (491,161)        (268,174)        (251,264)
                                                            -----------      -----------      -----------
     Net loss before income taxes and
         equity in earnings of subsidiaries                    (237,129)         (20,266)        (102,856)
     Benefit from income taxes                                   88,797           12,428           58,237
                                                            -----------      -----------      -----------
     Net loss before equity-in earnings of subsidiaries        (148,332)          (7,838)         (44,619)
     Equity in earnings of subsidiaries                       1,149,663          908,729          870,003
                                                            -----------      -----------      -----------
         Net income                                         $ 1,001,331          900,891          825,384
                                                            ===========      ===========      ===========

     --------------------------------------------------------------

                       Condensed Statements of Cash Flows
                       ----------------------------------

                                                                             YEARS ENDED DECEMBER 31,
                                                                      --------------------------------------
                                                                         2002          2001          2000
                                                                      ----------    ----------    ----------
     Operating activities:
       Net income                                                     $1,001,331       900,891       825,384
       Equity in earnings of subsidiaries                             (1,149,663)     (908,729)     (870,003)
       Amortization of cost of stock benefit plan                             --        96,488       115,786
       Amortization of premiums and accretion of discounts                 4,565            --            --
       (Gain) loss on sale of trading securities                         (21,563)      (67,013)       59,404
       Unrealized gain on trading securities held for trade              (36,120)      (99,611)     (121,818)
       Proceeds from sale of trading securities                           75,000       519,537     1,035,588
       (Increase) decrease in prepaid taxes and other assets            (309,167)       (2,903)      153,295
       Increase (decrease) in other liabilities                          (12,799)       14,592        (5,004)
                                                                      ----------    ----------    ----------

     Net cash provided by (for) operating activities                    (448,416)      453,252     1,192,632
                                                                      ----------    ----------    ----------

     Investing activities:
       Investment in AMB Financial Statutory Trust I                    (155,000)           --            --
       Proceeds from maturities of investment securities                 500,000            --            --
       Purchase of investment securities                              (1,506,531)           --            --
       Loan repayments                                                    89,930        89,930       170,468
                                                                      ----------    ----------    ----------

     Net cash provided by (for) investing activities                  (1,071,601)       89,930       170,468
                                                                      ----------    ----------    ----------

     Financing activities:
       Proceeds from borrowed money                                           --            --        75,000
       Repayment of borrowed money                                            --            --       (75,000)
       Proceeds from issuance of junior subordinated debentures        5,155,000            --            --
       Purchase of treasury stock                                       (862,460)     (777,286)   (1,046,528)
       Dividends received from Bank                                           --       100,000       220,000
       Dividends paid on common stock                                   (189,612)     (194,038)     (201,906)
                                                                      ----------    ----------    ----------

     Net cash provided by (for) investing activities                   4,102,928      (871,324)   (1,028,434)
                                                                      ----------    ----------    ----------

     Net increase (decrease) in cash and cash equivalents              2,582,911      (328,142)      334,666
     Cash and cash equivalents at beginning of year                      581,453       909,595       574,929
                                                                      ----------    ----------    ----------
     Cash and cash equivalents at end of year                         $3,164,364       581,453       909,595
                                                                      ==========    ==========    ==========

                               AMB FINANCIAL CORP.
                             STOCKHOLDER INFORMATION

     ANNUAL MEETING

     The annual meeting of stockholders will be held at 10:30 a.m., on April 23, 2003, at the Company's corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

     STOCK LISTING

     The Company's stock is traded over the counter, on the NASDAQ Small Cap Market under the symbol "AMFC".

     Price Range of Common Stock and Dividends

     The table below shows the range of high and low sale prices and dividends paid in fiscal 2002.

            Quarter Ended              High           Low        Dividends
            -------------              ----           ---        ---------
           March 31, 2002             10.990         9.110         $0.06
           June 30, 2002              12.150        10.750         $0.06
           September 30, 2002         13.250        11.250         $0.06
           December 31, 2002          15.020        12.560         $0.06

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

     As of December 31, 2002, the Company had 324 stockholders of record and 789,663 outstanding shares of common stock.

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