Form 10KSB, Exhibit 13
period 2003-12-31
AMB FINANCIAL CORP
filed 2004-03-30
CIK 915393

EXHIBIT 13
                                                                      ----------




================================================================================
                                TABLE OF CONTENTS
================================================================================







President's Message . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2

Selected Consolidated Financial Information . . . . . . . . . . . . . . . .    3

Management's Discussion and Analysis of
Financial Condition and Results of Operations . . . . . . . . . . . . . . .    5

Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . .   18

Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . .   19

Stockholder Information . . . . . . . . . . . . . . . . . . . . . . . . . .   48

Corporate Information . . . . . . . . . . . . . . . . . . . . . . . . . . .   49

President's Message
To Our Stockholders

On behalf of the Board of Directors, Officers and Employees of AMB Financial Corp. (the Company), and its wholly owned subsidiary, American Savings, FSB (the
Bank), I am pleased to present our 2003 Annual Report. As we enter our 94th year of serving the financial needs of the people and businesses in Northwest Indiana we are pleased with our progress in 2003. Our primary goals are to remain a customer-focused independent community financial institution while increasing the value of your investment.

In the last year we reduced our investment securities due to the low prevailing yields. As a result, assets declined slightly. In addition, we used our excess liquidity to decrease our borrowings by $4.2 million to $16 million. Total loans increased 5.15% or $5.9 million while our deposits decreased 1% or $1 million.

During 2003 we had record net income of $1.2 million, representing $1.18 per diluted share, an increase of $.21. Our 2003 return on average assets was .78% and our return on average equity was 9.72%.

The Company approved a 5 for 4 stock split in April 2003. During 2003 the Company repurchased 37,625 shares, leaving 949,379 outstanding as of December
31. 2003. Book value per share increased $1.19 to $13.19. On a split-adjusted basis, our stock price has climbed from $11.89 per share on January 1, 2003 to $18.10 on March 16, 2004.

I believe that we have a very competent and friendly staff. Through the efforts of all of our employees, American Savings, FSB was recently voted as the #1 Best Bank in the Region by the readers of The Times, our leading local newspaper. We believe that this recognition of our customer service bodes well for our future success.

Our strategy for the coming year continues to emphasize growth while watching the bottom line. I believe that this strategy is in the best interests of both the Bank and the stockholders.

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

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (Dollars in thousands except per share data)


                                                                              For the Year Ended December 31
                                                             ----------------------------------------------------------------
                                                               2003          2002          2001          2000          1999
                                                             ----------------------------------------------------------------
SELECTED OPERATING DATA:

Total interest income                                        $  8,235      $  8,847      $  9,500      $  9,209      $  8,252
Total interest expense                                          3,904         4,693         6,293         5,859         4,904
                                                             --------      --------      --------      --------      --------
     Net interest income                                        4,331         4,154         3,207         3,350         3,348
Provision for loan losses                                         214           392           152           124           119
                                                             --------      --------      --------      --------      --------
     Net interest income after provision for loan losses        4,117         3,762         3,055         3,226         3,229
                                                             --------      --------      --------      --------      --------

Non-interest income:
Fees and service charges                                         1181           991           780           492           450
Rental income                                                      77           145           290            47            --
Gain (loss) on sale of securities                                  50            22            85           (64)          116
Unrealized gain (loss) on trading securities                      130            36            99           122          (124)
Gain (loss) on sale of real estate owned                           24           (28)           --            --            10
Loss from investment in joint venture                             (91)          (88)         (104)          (93)          (54)
Increase in cash surrender value of life insurance                152           158           156           138           126
Loan loss settlement                                               92            --            --            --            --
Other                                                              57            99           108            77            88
                                                             --------      --------      --------      --------      --------
     Total non-interest income                                  1,672         1,335         1,414           719           612
                                                             --------      --------      --------      --------      --------

Non-interest expense:
Compensation and benefits                                       1,959         1,799         1,554         1,411         1,345
Office occupancy and equipment expenses                           471           441           465           366           311
Data processing                                                   521           485           447           425           398
Federal deposit insurance premiums                                 18            18            18            18            47
Professional fees                                                 248           231           210           173           135
Other                                                             819           746           651           565           580
                                                             --------      --------      --------      --------      --------
     Total non-interest expense                                 4,036         3,720         3,345         2,958         2,816
                                                             --------      --------      --------      --------      --------

Income before income taxes                                      1,753         1,377         1,124           987         1,025
Income tax provision                                              571           376           223           162           328
                                                             --------      --------      --------      --------      --------
Net income                                                      1,182         1,001           901           825           697
                                                             --------      --------      --------      --------      --------

Basic earnings per share                                     $   1.31      $   1.02      $   0.89      $   0.74      $   0.51
Diluted earnings per share                                   $   1.18      $   0.97      $   0.87      $   0.74      $   0.51

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                             (Dollars in thousands)


                                                                                      At December 31,
                                                             ----------------------------------------------------------------
                                                               2003          2002          2001          2000          1999
                                                             ----------------------------------------------------------------
SELECTED FINANCIAL DATA:
------------------------

Total assets                                                 $145,965      $149,672      $141,648      $135,699      $127,786
Loans receivable, net                                         120,209       114,318       112,513       112,482       105,910
Investment securities and interest bearing deposits             7,495        15,892        11,518         6,637         8,013
Mortgage-backed securities                                      3,155         2,643         3,023         3,424         1,868
Trading securities                                                498           566           583           936         1,909
Deposits                                                      108,334       109,331       102,210        89,712        88,945
Borrowed funds                                                 16,130        20,297        25,042        32,368        26,009
Guaranteed preferred beneficial interest in
  junior subordinated debentures                                5,000         5,000            --            --            --
Stockholders' equity                                           12,520        11,846        11,717        11,499        11,539

                                                                           At or For the Year Ended December 31,
                                                             ----------------------------------------------------------------
                                                               2003          2002          2001          2000          1999
                                                             ----------------------------------------------------------------
SELECTED FINANCIAL RATIOS AND OTHER DATA:
-----------------------------------------

Return on average assets                                         0.78%         0.68%         0.65%         0.63%         0.58%
Return on average stockholders' equity                           9.72          8.36          7.99          7.47          5.68
Average stockholders' equity to average assets                   8.04          8.19          8.07          8.44         10.14
Stockholders' equity to total assets                             8.58          7.91          8.27          8.47          9.03
Interest rate spread during period                               3.26          3.20          2.51          2.55          2.70
Net interest margin                                              3.23          3.18          2.54          2.75          2.98
Operating expenses to average assets                             2.67          2.54          2.40          2.26          2.33
Efficiency ratio (1)                                            68.62         67.77         72.65         72.61         71.11
Non-performing assets to total assets                            1.08          0.79          1.02          0.80          0.73
Allowance for loan losses to non-
   performing loans                                             65.35         78.24         60.99         64.43         63.62
Allowance for loan losses to loans
   receivable, net (2)                                           0.85          0.73          0.68          0.62          0.55
Ratio of  average interest-earning
assets to average interest-bearing liabilities                    .99x          .99x         1.01x         1.04x         1.06x
Number of full-service offices                                      3             3             3             3             3

(1) Non-interest expense divided by net-interest income plus other income except for gains and losses on investments available for sale.
(2)  Loans include loans, net, excluding the allowance for loan losses.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL. AMB Financial Corp. (the "Company") is the thrift holding company for American Savings FSB, (the "Bank"), a federally chartered savings bank. Collectively, the Holding Company and the Bank are referred to herein as the "Company."

The Company's primary market area consists of the northwest portion of Lake County, Indiana. Business is conducted from its main office at 8230 Hohman Avenue, Munster, Indiana, as well as two full-service banking offices located in Dyer, and Hammond, Indiana. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one-to-four-family residences. To a lesser extent, funds are invested in commercial real estate, multi-family, consumer, commercial business, land and construction loans. The Company also invests in mortgage-backed and other investment securities.

The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings and to a lesser degree, non-interest income and non-interest expense. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. Non-interest income primarily consists of service charges, rental income, fees on deposits and loan products, increase in cash surrender value of life insurance, and securities gains or losses. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, data processing service fees, federal deposit insurance premiums, and other operating expenses.

The Company's results of operations are also affected by general economic conditions, the monetary and fiscal policies of Federal agencies and the policies of agencies that regulate financial institutions. Future changes in applicable laws, regulations or government policies may have a material impact on the Company. Lending activities are influenced by the demand for real estate loans and other types of loans, competition among lenders; the general level of real estate values, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (including rates on non-deposit investment alternatives), account maturities, and the levels of personal income and savings in the Company's market area.

OPERATING STRATEGY. The Company's basic mission is to maintain its focus as independent, community-oriented financial institution focused on serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to:
(i) focus its lending operations on the origination of loans secured by one-to-four-family residential real estate; (ii) supplement its one-to-four-family residential lending activities with commercial real estate, consumer, multi-family, commercial business, land and construction loans; (iii) augment its lending activities with investments in purchased loans, leases, mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets when market conditions permit (v) build and maintain its regular savings, transaction, money market and club accounts; and
(vi) increase, at a managed pace, to the extent practicable, the volume of the Company's assets and liabilities.

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

FINANCIAL CONDITION. Total assets of the Company decreased $3.7 million to $146.0 million at December 31, 2003, from $149.7 million at December 31, 2002. The primary reason for the decrease in total assets was a decrease in cash and cash equivalents of $4.8 million to $3.7 million at December 31, 2003, from $8.5 million at December 31, 2002. The higher level of liquidity at December 31, 2002 reflected the increased cash flows from loan and mortgaged-backed security repayments and deposit growth, which were used, both to help fund mortgage originations and to repay a portion of borrowings which matured, primarily during the third quarter of 2003.

Cash and short-term investments totaled a combined $7.2 million at December 31, 2003, a decrease of $5.2 million, from the combined balance of $12.4 million at December 31, 2002. This redeployment of cash and cash equivalents was utilized to assist in increasing loans receivable by $5.9 million, repaying $4.2 million in borrowed money and funding a $1.0 million decline in deposit accounts.

Investment securities, available for sale, decreased by $3.6 million to $2.1 million at December 31, 2003. The decrease is due to $4.5 million in securities, which were called or matured, and $1.3 million in sales and write-downs, offset by $2.2 million in purchases. The purchases during the period were both U.S. government agency and corporate debt obligations. Management reduced the Company's investment securities due to the low prevailing interest yields. Net unrealized gains in the available for sale portfolio declined to $21,000 at December 31, 2003 from $119,000 at December 31, 2002.

Trading account securities decreased by $68,000 to $498,000 at December 31, 2003. The decrease is attributable to net sales and redemption activity of $219,000 offset by both realized and unrealized gains from the portfolio of $151,000. The increase in unrealized gain during the year of $130,000 relates to the strong performance of the Company's trading portfolio, consisting primarily of holdings in community bank and thrift stocks.

Mortgage-backed securities, available for sale, increased by $512,000 to $3.2 million at December 31, 2003. The increase is due to purchases of $2.3 million offset by prepayments and amortization of $1.7 million. Net unrealized gains in the available for sale portfolio declined to $69,000 at December 31, 2003 from $130,000 at December 31, 2002.

Loans receivable increased $5.9 million, or 5.2%, to $120.2 million at December 31, 2003 from $114.3 million at December 31, 2002. The Bank originated loans of $40.9 million and purchased loans totaling $11.1 million during the year ended December 31, 2003, compared to $33.3 million of originations and $13.8 million of purchases during the prior year. The higher loan origination volume was primarily due to continued mortgage refinance activity due to the prevailing interest rate environment. The purchase loans in the current year included $7.8 million in multi-family and non-residential loans, including $6.1 million in out-of-state multi-family loans. These loans were purchased for their locality and rate adjustability features. Offsetting the originations and purchases were amortization and prepayments of loans totaling $45.8 million and $44.8 million for the years ended December 31, 2003 and 2002.

The mortgage loan portfolio continues to consist primarily of one-to-four family mortgage loans. The one-to-four family mortgage loans, which represented 64.4% of the total loan portfolio at December 31, 2003, decreased $2.9 million to $78.9 million at December 31, 2003 from $81.8 million at December 31, 2002.

This decrease was primarily due to the continued high level of loan repayments as a result of refinance activity in the prevailing interest rate environment. While the Bank continues to be primarily a one-to-four family mortgage lender, an increased emphasis has been placed on multi-family and non-residential loan originations. Multi-family loans, which tend to be less susceptible to prepayment compared to one-to-four family loans, increased $6.9 million to $11.1 million at December 31, 2003 from $4.2 million at December 31, 2002. The increase in multi-family loans is primarily attributable to the purchase of such loans totaling $6.1 million located in California. Each such loan was underwritten using the Company's normal standards. Non-residential loans increased $3.7 million to $14.7 million at December 31, 2003 from the prior year as a result of several large loan originations in the Company's local market area during the year, primarily to acquire restaurant properties.

The allowance for loan losses totaled $1.0 million, an increase of $195,000 from the $838,000 balance at December 31, 2002. The Bank's allowance for loan losses to total loans outstanding was .85% at December 31, 2003, compared to .73% at December 31, 2002. Non-performing loans increased $510,000 to $1.58 million, or 1.29% of total loans receivable at December 31, 2003, compared to $1.07 million, or .91% of total loans receivable at December 31, 2002. The increase in non-performing loans was primarily due to $145,000 in delinquent medical equipment loans, $140,000 in delinquent land-improvement loans and $100,000 in delinquent unsecured commercial loans. One related borrower accounted for $286,000 of the increased delinquencies. The ratio of allowance for loan losses to non-performing loans was 65.3% at December 31, 2003 compared to 78.2% at December 31, 2002.

Deposits decreased $1.0 million, to $108.3 million at December 31, 2003 from $109.3 million at December 31, 2002. The decrease in deposits is due to a decline in certificates of deposit of $8.3 million offset by an increase in non-certificate deposit accounts, primarily money market accounts, of $7.3 million. At December 31, 2003, the Bank's non-certificate deposits (passbook, checking and money market accounts) comprise $44.4 million, or 41.0% of deposits, compared to $37.1 million, or 33.9% of deposits at December 31, 2002.

Borrowed money, which consisted of FHLB of Indianapolis advances, decreased by $4.2 million to $16.1 million at December 31, 2003 compared to $20.3 million at December 31, 2002. The decrease in borrowed money reflects management's decision to utilize excess cash flow to repay borrowings, which matured during the year.

In March 2002, the Company completed an issuance of $5.0 million of capital trust securities. The securities were issued by a special purpose business trust owned by the Company and sold to a pooled investment vehicle. The securities have a maturity of 30 years and the holders will be entitled to receive cumulative cash distributions at a variable annual rate, reset quarterly, equal to three months LIBOR plus 3.60% In general, the securities will not be redeemable for five years except in the event of certain special redemption events.

Total stockholders' equity of the Company increased by $674,000 to $12.5 million, or 8.6% of total assets, at December 31, 2003, compared to $11.8, or 7.9% of total assets at December 31, 2002. The increase in stockholders' equity was the result of net income of $1.2 million and the allocation of shares held by the ESOP of $222,000, offset by the repurchase of common stock in the amount of $457,000, cash dividends paid of $178,000 and a decline in other comprehensive income, net of tax of $95,000. The Company intends, subject to market conditions, to continue modest repurchases of its stock.

ANALYSIS OF NET INTEREST INCOME. Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

The following table presents, for the periods indicated, the total dollar amounts of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances were calculated using average daily balances and include non-accruing loans.

                      ANALYSIS OF NET INTEREST INCOME TABLE



                                                                       For theYear Ended December 31
                                                                           (Dollars in thousands)
                                      ---------------------------------------------------------------------------------------------
                                                    2003                             2002                             2001
                                      ---------------------------------------------------------------------------------------------
                                      Average     Interest             Average     Interest             Average     Interest
                                      Outstanding Earned/  Yield/      Outstanding Earned/  Yield/      Outstanding Earned/  Yield/
                                      Balance     Paid     Rate        Balance     Paid     Rate        Balance     Paid     Rate
ASSETS:
Interest-Earning Assets
   Loans receivable   (1)                 116,186    7,688   6.62%         111,748    8,132   7.28%         112,658    8,760   7.78%
   Mortgage-backed securities               3,181      174   5.40%           2,513      201   7.99%           3,181      252   7.93%
   Investment securities                    5,054      201   3.97%           6,179      274   4.44%           4,533      218   4.81%
   Interest-bearing deposits                8,036       88   1.09%           8,593      142   1.65%           4,038      149   3.69%
   FHLB stock                               1,652       84   5.12%           1,624       98   6.06%           1,624      121   7.44%
                                      --------------------             --------------------             --------------------
   Total interest-earning assets          134,109    8,235   6.14%         130,657    8,847   6.77%         126,034    9,500   7.54%
                                                 ---------                         --------                         --------
   Non-interest earning assets             17,024                           15,616                           13,623
                                      -----------                      -----------                      -----------
Total Assets                              151,133                          146,273                          139,657
                                      ===========                      ===========                      ===========


LIABILITIES AND STOCKHOLDERS EQUITY:
Interest-Bearing Liabilities
   Passbook accounts                       19,533      279   1.43%          16,815      334   1.99%          14,432      393   2.72%
   Demand and NOW accounts                 23,269      370   1.59%          18,432      303   1.64%          12,088      230   1.90%
   Certificate accounts                    69,395    2,015   2.90%          70,225    2,656   3.78%          71,288    4,129   5.79%
                                      --------------------             --------------------             --------------------
   Total deposits                         112,197    2,664   2.37%         105,472    3,293   3.12%          97,808    4,752   4.86%
   Borrowings                              18,154      988   5.44%          22,214    1,184   5.33%          27,309    1,541   5.64%
   Junior subordinated debentures           5,000      251   5.02%           3,750      216   5.76%
                                      --------------------             --------------------             --------------------
   Total interest-bearing liabilities     135,351    3,903   2.88%         131,436    4,693   3.57%         125,117    6,293   5.03%
                                                 ---------                         --------                         --------
   Non-interest liabilities                 3,624                            2,853                            3,270
                                      -----------                      -----------                      -----------
Total liabilities                         138,975                          134,289                          128,387
Stockholders equity                        12,158                           11,984                           11,270
                                      -----------                      -----------                      -----------
Total liabilities and stockholders
  equity                                  151,133                          146,273                          139,657
                                      ===========                      ===========                      ===========

Net interest income /
   net interest rate spread                          4,332   3.26%                    4,154   3.20%                    3,207   2.51%
                                                 ================                  ===============                  ===============

Net interest-earning assets /
   net interest margin                     (1,242)           3.23%            (779)           3.18%             917            2.54%
                                      ===========          =======================         ========================         =======

Ratio of interest-earning assets to
  interest bearing liabilities               .99x                             .99x                            1.01x
                                      ===========                      ===========                      ===========

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

                             Interest Volume Change
                             ----------------------
                         For the Year Ended December 31,
                         -------------------------------



                                2003 Compared to 2002                           2002 Compared to 2001
                                Increase (Decrease) Due to                      Increase (Decrease) Due to
                                --------------------------                      --------------------------
                                                           Rate/                                           Rate/
                                   Rate        Volume      Volume        Net       Rate        Volume      Volume        Net
                                --------------------------------------------    --------------------------------------------
                                            (Dollars in thousands)                          (Dollars in thousands)
Interest-earning assets:
Loans receivable, net           $   (738)        323         (29)       (444)       (561)        (71)          4        (628)
Mortgage-backed securities           (63)         53         (17)        (27)          2         (53)         --         (51)
Investment securities                (29)        (50)          6         (73)        (17)         79          (6)         56
Interest-bearing deposit             (48)         (9)          3         (54)        (82)        168         (93)         (7)
FHLB Stock                           (15)          1          --         (14)        (23)         --          --         (23)
                                --------    --------    --------    --------    --------    --------    --------    --------
     Totals                     $   (893)        318         (37)       (612)       (681)        123         (95)       (653)
                                ========    ========    ========    ========    ========    ========    ========    ========



Interest-bearing liabilities:
Passbook accounts               $    (94)         54         (15)        (55)       (106)         65         (18)        (59)
Demand and Now accounts               (9)         79          (3)         67         (31)        120         (16)         73
Certificate accounts                (618)        (31)          8        (641)     (1,433)        (61)         21      (1,473)
Borrowed funds                        24        (216)         (4)       (196)        (85)       (288)         16        (357)
Junor subordinated debendures        (28)         72          (9)         35          --          --         216         216
                                --------    --------    --------    --------    --------    --------    --------    --------
     Totals                     $   (725)        (42)        (23)       (790)     (1,655)       (164)        219      (1,600)
                                ========    ========    ========    ========    ========    ========    ========    ========

Net change in net interest income                                   $    178                                        $    947
                                                                    ========                                        ========


COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002.

GENERAL. Net income for the year ended December 31, 2003 increased $181,000 to $1.2 million from $1.0 million for the year ended December 31, 2002. For the year ended December 31, 2003, diluted earnings per share increased to $1.18 million as compared to $.97 for the year ended December 31, 2002. The return on average stockholders' equity improved to 9.72% during the year ended December 31, 2003, compared to 8.36% for the year ended December 31, 2002. Return on average assets improved to .78% for the year ended December 31, 2003, compared to .68% for the year ended December 31, 2002. Increased earnings were primarily due to higher net interest income, a reduced loan loss provision, higher revenues from fee income, increased earnings from trading securities and a loan loss settlement received from the Bank of New York, offset by higher non-interest expense and income taxes.

INTEREST INCOME. Total interest income decreased $612,000, or 6.9%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. This decrease was the result of a decrease in the average yield on interest-earning assets to 6.14% for the year ended December 31, 2003, from 6.77% for the year ended December 31, 2002, offset by an increase of $3.5 million in the average balance of interest-earning assets to $134.1 million for the year ended December 31, 2003, from $130.6 million for the year ended December 31, 2002. The decrease in the average yield on interest-earning assets was due to the decreases in the average yields on all asset categories. The decline in the federal funds rate over the last several years continues to impact short-term as well as medium and long-term interest rates and resulted in a lower interest rate environment during the year ended December 31, 2003 than that which existed during the year ended December 31, 2002. The increase in the average balance of interest-earning assets was primarily due to increases in the average balance of loans receivable.

Interest income on loans receivable decreased $444,000 to $7.7 million compared to the prior year. The decline in interest rates resulted in a high level of prepayments on higher yielding fixed-rate loans, which was a primary cause of a 66 basis point decline in the average yield on loans receivable. Interest income on mortgage-backed securities, investment securities and interest-bearing deposits all declined modestly between the years as a result of the general decline in interest rates previously discussed.

INTEREST EXPENSE. Total interest expense decreased by $789,000, or 16.8%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. This decrease was the result of a decrease in the average cost of interest-bearing liabilities to 2.88% for the year ended December 31, 2003, from 3.57% for the year ended December 31, 2002, offset by an increase of $3.9 million in the average balance of interest-bearing liabilities to $135.3 million for the year ended December 31, 2003, from $131.4 million for the year ended December 31, 2002. The decrease in the overall average cost of interest-bearing liabilities reflects the impact of the lower interest rate environment, primarily on the cost of deposits. The increase in the average balance of interest-bearing liabilities was due to increases in the average balance of deposit accounts.

Interest expense on deposit accounts decreased by $629,000 to $2.7 million for the year ended December 31, 2003, despite a $6.4 million increase in average deposits compared to the prior year quarter. The 75 basis point decrease in the average cost of deposits for the year ended December 31, 2003 compared to the prior year was primarily due to the downward repricing of maturing certificate of deposit accounts, as well as the lower interest rate paid on core deposits due to the decline in short-term rates.

Interest expense on borrowings, including the Company's Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures, decreased by $161,000 as a result of a $2.8 million decrease in the average balance of borrowed funds as well as a 4 basis point decrease in the average cost of borrowed funds. Higher than normal liquidity due to prepayments of loans has enabled the Company to repay maturing FHLB advances as they come due.

PROVISION FOR LOAN LOSSES. The Company establishes provisions for losses on loans, which are charged to operations, in order to maintain the allowance for losses on loans at a level, which is deemed appropriate to absorb losses inherent in the portfolio. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of real estate collateral, current and anticipated economic conditions, volume and type of lending, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates, and ultimate losses may vary from such estimates. Management assesses the allowance for losses on loans on a periodic basis and makes appropriate provisions to maintain the adequacy of the allowance. The actual determination of the total provision is the combination of specific reserves, which may be established from time to time on individual classified assets, and a general reserve that is based in part on certain ratios applied to various loan pools as stratified by the Company, considering historical charge-offs and delinquency levels.

Based on management's assessment of the adequacy of the loan loss reserve, the Company recorded a provision for loan losses of $214,000 for the year ended December 31, 2003 compared to $392,000 in the prior year. There were no changes in estimation method or assumptions that impacted the provision for loan losses during the year. Net charge-offs were $19,000 and $320,000 during the years ended December 31, 2003 and 2002, respectively. The increased provision in the prior year relates to the Company's charge-off of medical lease loans in the second quarter of 2002.

The Company's non-performing loans were $1.58 million at December 31, 2003 compared to $1.07 million at December 31, 2002. Included in non-performing loans during both periods is a non-residential participation loan secured by a nursing home located in Muncie, IN, in the process of foreclosure. The balance of this loan was $485,000 at December 31, 2003. Management has authorized the establishment of a specific valuation reserve against this loan in the amount of $358,000. In addition, management has also authorized a $75,000 specific valuation reserve against a commercial business loan, backed by medical equipment, with a loan balance of $125,000. Although the Company believes it maintains its allowance for loan losses at a level that it considers to be adequate to cover probable accrued losses in the portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

NON-INTEREST INCOME. The Company's non-interest income increased $337,000 to $1.7 million for the year ended December 31, 2003 compared to $1.3 million for the year ended December 31, 2002. The increase in non-interest income was due in part to increased fee income of $190,000, primarily ATM surcharge fees and loan service fees, an increase of $94,000 from unrealized gains on the Company's trading portfolio of community bank and thrift stocks, and a $92,000 settlement received from the Bank of New York regarding losses on medical lease loans charged off during 2002. These increases were offset by reduced rental income from the Dyer office location of $69,000. The Dyer office location is currently fully leased at an annual rent of $100,000.

In addition, the Company also recorded a loss of $90,000 and $88,000 for the years ended December 31, 2003 and 2002, respectively, related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an offsetting $140,000 in federal income tax credits during both years, which resulted in the reduction of the Company's effective income tax rate.

NON-INTEREST EXPENSE. The Company's non-interest expense increased $316,000 to $4.0 million for the year ended December 31, 2003 compared to $3.7 million for the year ended December 31, 2002. The increase in non-interest expense resulted primarily from increased staffing costs of $160,000, due to normal salary and benefit increases, increased bonus accruals and an increase in ESOP expense attributable to the increase in the Company's stock price. In addition, advertising increased by $16,000 due to increased spending related to mortgage and deposit product promotions, occupancy and equipment expenses increased by $30,000 due to increased repair and maintenance charges, data processing increased by $36,000 due to increased transaction activity and other costs increased by $57,000 due in part to increased security costs at all of the Bank's locations.

INCOME TAXES. The Company recorded a provision for income taxes of $571,000, or an effective tax rate of 32.6% for the year ended December 31, 2003 compared to $376,000, or an effective rate of 27.3% for the year ended December 31, 2002. Both periods were positively impacted by the recognition of approximately $140,000 in low-income housing tax credits which have a greater impact on the effective tax rate in a lower earnings period compared to a higher earnings period.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001.

GENERAL. The Company reported net income of $1.0 million, or $1.02 basic earnings per share and $.97 diluted earnings per share, for the year ended December 31, 2002, compared to net income of $901,000, or $.89 basic earnings per share and $.87 diluted earnings per share, for the year ended December 31, 2001. The return on average stockholders' equity improved to 8.36% during the year ended December 31,2002, compared to 7.99% for the year ended December 31, 2001. Return on average assets improved to .68% for the year ended December 31, 2002, compared to .65% for the year ended December 31, 2001. Increased earnings were primarily attributable to higher net interest income, due to an improved net interest margin and increased balance of interest earning assets. The net interest margin increased in 2002 to 3.18% from 2.54% during 2001. The Company's margin increased primarily due to substantially lower interest rates paid on all deposit products as well as the effects of including interest expense on the trust preferred securities as non-interest expense.

INTEREST INCOME. Total interest income decreased $653,000, or 6.9% for the year ended December 31, 2002 compared to the year ended December 31, 2001. Of this decrease, $628,000 is attributable to interest earned on loans receivable. The Bank's average yield on loans receivable declined by 50 basis points over the prior year while the average balance of loans receivable remained stable. The decline in the average rate was due to the impact of declining interest rates and the downward repricing of the Company's loan portfolio since last year, as lower interest rates have increased loan prepayments, and driven down new origination rates. Interest income on mortgage-backed securities decreased by $51,000 due to a decline of $668,000 in the average balance primarily due to normal prepayments offset by a 6 basis point increase in average yield. The $56,000 increase in interest income on investment securities was due to a $1.6 million increase in the average balance to $6.2 million, primarily from purchases occurring during 2002, offset by a 37 basis point decline in average yield. The $7,000 decrease in interest income on interest-bearing deposits for the year ended December 31, 2002 was due to a decline in the average yield of 204 basis points as short term interest rates declined significantly between the periods, offset by a $4.6 million increase in the average balance. This increase in balances was due to the Company's issuance of $5.0 million in trust preferred securities as well as increased deposit flows during the year and in case of securities and deposits, higher than normal loan prepayments.

INTEREST EXPENSE. Total interest expense on interest-bearing liabilities decreased $1.6 million, or 25.4% for the year ended December 31, 2002 compared to the prior year. For the years ended December 31, 2002 and 2001, the Company's average interest-bearing liabilities were $131.4 million and $125.1 million, respectively, while the average cost on interest- bearing liabilities was 3.57% and 5.03%. Interest expense on deposits decreased $1.5 million, primarily due to a 174 basis point decrease in the average cost of deposits offset by a $7.7 million increase in balance of average deposits. The decrease in deposit costs were primarily due to the downward repricing of certificates of deposit and the increase that the Company has experienced in low-cost core deposits. Interest on borrowings, including the Company's Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures, decreased $141,000, reflecting a $1.3 million decrease in the average balance of borrowed funds, primarily advances from the FHLB of Indianapolis, and a 25 basis point decline in average cost.

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

NON-INTEREST INCOME. The Company's non-interest income decreased $80,000 to $1.3 million for the year ended December 31, 2002 compared to $1.4 million for the year ended December 31, 2001. Declines in gains on trading account securities and reduced rental income from the Dyer branch office location were partially offset by increased fee income. Both realized and unrealized gains on trading account securities was $58,000 for year ended December 31, 2002, compared to $167,000 for the prior year, a decrease of $109,000. Trading account securities sales were $75,000 during 2002 resulting in realized gains of $22,000, compared to $420,000 in sales during 2001, resulting in realized gains of $67,000. In addition, unrealized gains on market adjustments of these securities were $36,000 for the current year compared to $100,000 in the prior year.

The Company also recorded reduced rental income of $145,000 due to the relocation of a major tenant at the Dyer branch office. The Company is currently utilizing a portion of this space to house lending operations and is in the process of remodeling the remaining space to lease. These declines were offset by increased deposit related fee income of $54,000 due to increased minimum balance and ATM fee charges and increased service fee income of $123,000 resulting from the Company's expansion in the purchase and management of accounts receivable. At December 31, 2002, the balance of purchased accounts receivable serviced by the Company stood at $1.9 million compared to $1.3 million at December 31, 2001. In addition, the Company also recorded a loss of $88,000 during the year ended December 31, 2002 as compared to a loss of $103,000 reported in the year ago period, related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an offsetting $140,000 in federal income tax credits during both years, which resulted in the reduction of the Company's effective income tax rate.

NON-INTEREST EXPENSE. The Company's non-interest expense increased $375,000 to $3.7 million for the year ended December 31, 2002 compared to $3.3 million in the prior year. The increase resulted primarily from increased staffing costs of $245,000, due to normal salary and benefit increases, primarily pension benefit costs. Advertising costs increased by $37,000 due to increased spending related to mortgage and deposit product promotion while data processing costs increased by $38,000 due to increased transaction activity. In addition, other operating expenses increased by $58,000, due primarily to higher insurance costs and a variety of other increased expenses.

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

QUALITATIVE AND QUANTITATIVE DISCLOSURE OF MARKET RISK

The principal objectives of the Company's interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives; (ii) quantify and monitor the amount of interest rate risk inherent in the asset/liability structure; and (iii) modify the Company's asset/liability structure, as necessary, to manage interest rate risk and net interest margins in changing rate environments. Management seeks to manage the value of the Company's net portfolio value ("NPV") under different interest rate scenarios and the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing periods. The Company does not currently engage in the use of off-balance sheet derivative instruments to control interest rate risk and management does not intend to engage in such activity in the immediate future.

Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings and net asset value of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice including through prepayments more quickly than interest-bearing liabilities and net asset value, falling interest rates could result in a decrease in net interest income and net asset value. Also, changes in interest rates often have an impact on the value of the Company's financial assets. Finally, a flattening of the "yield curve" (i.e., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

In managing the Company's asset/liability position, the Board and management attempt to manage the Company's interest rate risk while enhancing net interest margins. However, the Board of Directors generally believes that the increased net interest income resulting from a mismatch in the maturity of the Company's asset and liability portfolios can, during periods of declining or stable interest rates and periods in which there is a substantial positive difference between long- and short-term interest rates (i.e., a "positively sloped yield curve"), can provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. As a result, the Company's results of operations and net portfolio values remain significantly vulnerable to increases in interest rates and to fluctuations in the difference between long- and short-term interest rates.

Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive loans. At December 31, 2003, adjustable-rate or short term (three years or less) loans represented $44.2 million, or 36.0% of the total loan portfolio. As part of this philosophy, during 2003 the Company significantly increased its acquisitions of multi-family and non-residential loans. Such loans generally have shorter terms to repricing than the Company's residential loans. Second, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 2003, the Company had $19.9 million of regular savings accounts, $14.1 million of money market accounts and $10.4 million of NOW, checking and club accounts. Overall, these accounts comprised 41.0% of the Company's total deposit base. Third, most of the mortgage-backed securities purchased by the Company in recent years have had adjustable interest rates and/or short or intermediate effective terms to maturity. Finally, a portion of the Company's recent borrowings have terms to maturity or call of three years or more. At December 31, 2003 $3.1 million or 19.4% of the Company's borrowings had terms to maturity or call of three years or more.

One approach used by management to qualify interest rate risk is the NPV analysis. NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. This approach attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates.

Presented below, as of December 31, 2003, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Bank would pay on its deposits in the event of a rate increase would increase more rapidly than the yield on its assets because the Bank's deposits generally have shorter periods to repricing.

                INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE

  Assumed Change                                            NPV as % of Present
in Interest Rates          Net Portfolio Value                Value of Assets
-----------------     ------------------------------       ---------------------
 (Basis Points)       $ Amount   $ Change   % Change       % Ratio     Bp Change
 --------------       --------   --------   --------       -------     ---------

     +300               12,562     -5,950        -32          8.74          -344
     +200               14,769     -3,743        -20         10.07          -211
     +100               16,821     -1,691         -9         11.26           -92
                        18,512                               12.18
     -100               19,003        491          3         12.37            19


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

LIQUIDITY AND CAPITAL RESOURCES. The Company's primary sources of funds are deposits, principal and interest payments on loans and securities and, to a lesser extent, borrowings and proceeds from the sale of loans and securities. While maturities and scheduled amortization of loans and securities provide a relatively predictable flow of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

The primary investing activity of the Company is the origination and purchase of real estate and other loans. During the years ended December 31, 2003, and 2002, the Company's disbursements for loan originations totaled $40.9 million, and

$33.3 million, respectively, and loan purchases totaled $11.1 million and $13.8 million, respectively.

For the year ended December 31, 2003, the Company experienced a net decrease in deposits (including the effect of interest credited) of $1.0 million as compared to a net increase in deposits of $7.1 million during 2002. New FHLB advances in fiscal 2003 totaled $1.0 million and none in fiscal 2002. FHLB advances of $5.2 million and $3.7 million were repaid in fiscal 2003 and 2002, respectively.

The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances, at December 31, 2003, the Company's borrowing limit from the FHLB of Indianapolis was approximately $64.3 million, with unused borrowing capacity of $46.7 million at that date.

The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2003 and 2002, cash and cash equivalents totaled $7.2 million and $12.4 million, respectively.

At December 31, 2003, the Company had outstanding loan origination commitments of $3.8 million, undisbursed loans in process of $1.4 million and approved but unused lines of credit of $5.8 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 2003 totaled $50.1 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

The OTS capital regulations require savings institutions to meet two minimum capital standards: a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. The Bank satisfied these minimum capital standards at December 31, 2003 with a leverage capital ratio of 8.78% and a total risk-based capital ratio of 15.23%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings institution must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. The Bank did not pay a dividend to the Company during the years ended December 31, 2003, and 2002 compared to a $100,000 dividend paid in 2001. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

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

IMPACT OF NEW ACCOUNTING STANDARDS

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on July 1, 2003 and has reclassified its "Guaranteed Preferred Beneficial Interest in Subordinated Debentures" as long-term debt and the corresponding expense as interest on borrowings. As a result, interest expense, net interest income and other expenses have been reclassified from prior year periods to conform to current presentation. This change has no impact on current or previously issued consolidated statements of financial condition or results of operations, including net earnings and earnings per share.

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

                 [LETTERHEAD OF COBITZ, VANDENBERG & FENNESSY]

                          INDEPENDENT AUDITORS' REPORT


     The Board of Directors
     AMB Financial Corp.

            We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

            We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.




     /s/ COBITZ, VANDENBERG & FENNESSY
     ---------------------------------------
     January 16, 2004
     Palos Hills, Illinois

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------

                 Consolidated Statements of Financial Condition

                                                                                              December 31,
                                                                                     ------------------------------
                                                                                          2003             2002
                                                                                     -------------    -------------
Assets

Cash and amounts due from depository institutions                                    $   3,574,488        3,848,575
Interest-bearing deposits                                                                3,660,301        8,503,927
                                                                                     -------------    -------------
     Total cash and cash equivalents                                                     7,234,789       12,352,502
Investment securities, available for sale, at fair value (note 2)                        2,147,354        5,764,121
Trading securities (note 3)                                                                498,428          565,928
Mortgage-backed securities, available for sale, at fair value (note 4)                   3,155,454        2,643,219
Loans receivable (net of allowance for loan losses:
   2003 - $1,033,226; 2002 - $837,859) (note 5)                                        120,208,826      114,318,331
Real estate owned                                                                             --            104,197
Investment in limited partnership (note 6)                                                 951,998        1,042,600
Stock in Federal Home Loan Bank of Indianapolis, at cost                                 1,687,200        1,624,400
Accrued interest receivable (note 7)                                                       621,067          703,927
Office properties and equipment - net (note 8)                                           2,553,884        2,425,525
Bank owned life insurance                                                                3,314,147        3,162,721
Prepaid expenses and other assets (note 9)                                               3,591,650        4,964,064
                                                                                     -------------    -------------

     Total assets                                                                      145,964,797      149,671,535
                                                                                     =============    =============


Liabilities and Stockholders' Equity

Liabilities:

Deposits (note 10)                                                                     108,334,324      109,330,981
Borrowed money (note 11)                                                                16,129,714       20,296,899
Junior subordinated debentures (note 12)                                                 5,000,000        5,000,000
Note payable                                                                               769,593          927,043
Advance payments by borrowers for taxes and insurance                                      709,515          406,372
Other liabilities (note 13)                                                              2,502,042        1,864,420
                                                                                     -------------    -------------
     Total liabilities                                                                 133,445,188      137,825,715
                                                                                     -------------    -------------

Stockholders' Equity:

Preferred stock, $.01 par value: authorized 100,000 shares; none outstanding                  --               --
Common stock, $.01 par value: authorized 1,900,000 shares; 1,686,169 shares issued and 949,379 shares outstanding at December 31, 2003 and 987,004
   shares outstanding at December 31, 2002                                                  16,862           16,862
Additional paid-in capital                                                              11,066,882       10,932,458
Retained earnings, substantially restricted                                              9,006,790        9,922,705
Accumulated other comprehensive income, net of income taxes                                 54,067          149,543
Treasury stock, at cost (736,790 and 699,165 shares at December 31, 2003 and 2002)      (7,445,132)      (8,905,958)
Common stock acquired by Employee Stock Ownership Plan                                    (179,860)        (269,790)
                                                                                     -------------    -------------
     Total stockholders' equity (notes 17 and 18)                                       12,519,609       11,845,820
                                                                                     -------------    -------------

Commitments and contingencies (notes 19 and 20)
     Total liabilities and stockholders' equity                                      $ 145,964,797      149,671,535
                                                                                     =============    =============

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------

                        Consolidated Statements of Income

                                                                    Years Ended December 31,
                                                           -----------------------------------------
                                                               2003           2002           2001
                                                           -----------    -----------      ---------
Interest income:
  Interest on loans                                        $ 7,687,977      8,131,998      8,759,718
  Interest on mortgage-backed securities                       173,820        200,815        252,339
  Interest on investment securities                            200,850        274,428        218,090
  Interest on interest-bearing deposits                         87,700        141,599        149,093
  Dividends on Federal Home Loan Bank stock                     84,646         98,476        120,751
                                                           -----------    -----------    -----------
     Total interest income                                   8,234,993      8,847,316      9,499,991
                                                           -----------    -----------    -----------
Interest expense:
  Interest on deposits                                       2,664,347      3,293,445      4,751,519
  Interest on borrowings                                     1,239,182      1,399,423      1,541,412
                                                           -----------    -----------    -----------
     Total interest expense                                  3,903,529      4,692,868      6,292,931
                                                           -----------    -----------    -----------

     Net interest income                                     4,331,464      4,154,448      3,207,060
Provision for loan losses (note 5)                             213,604        392,027        152,303
                                                           -----------    -----------    -----------
     Net interest income after provision for loan losses     4,117,860      3,762,421      3,054,757
                                                           -----------    -----------    -----------
Non-interest income:
  Loan fees and service charges                                243,964        184,587        150,884
  Deposit related fees                                         567,039        489,075        435,230
  Other fee income                                             369,931        317,211        193,521
  Rental income                                                 76,822        145,550        290,081
  Unrealized gain on trading securities - net                  130,209         36,120         99,611
  Gain on sale of trading securities                            21,082         21,563         67,013
  Gain on sale of investment securities                         28,937           --           17,781
  Gain (loss) on sale of real estate owned                      24,047        (28,114)          --
  Loss from limited partnership (note 6)                       (90,602)       (87,683)      (103,489)
  Increase in cash surrender value of life insurance           151,427        157,613        155,821
  Loan loss settlement                                          92,261           --             --
  Other income                                                  56,544         99,063        108,156
                                                           -----------    -----------    -----------
     Total non-interest income                               1,671,661      1,334,985      1,414,609
                                                           -----------    -----------    -----------
Non-interest expense:
  Staffing costs (notes 14 and 15)                           1,959,331      1,799,088      1,554,040
  Advertising                                                  109,688         93,883         57,073
  Occupancy and equipment expenses (note 8)                    471,210        441,133        464,972
  Data processing                                              520,771        484,709        447,024
  Professional fees                                            248,002        231,027        209,613
  Federal deposit insurance premiums                            18,119         18,290         18,177
  Other                                                        709,103        651,918        593,985
                                                           -----------    -----------    -----------
     Total non-interest expense                              4,036,224      3,720,048      3,344,884
                                                           -----------    -----------    -----------

Income before income taxes                                   1,753,297      1,377,358      1,124,482
  Income taxes (note 16)                                       571,042        376,027        223,591
                                                           -----------    -----------    -----------

     Net income                                            $ 1,182,255      1,001,331        900,891
                                                           ===========    ===========    ===========
Earnings per share -
     Basic                                                 $      1.31           1.02            .89
     Diluted                                               $      1.18            .97            .87

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------
           Consolidated Statements of Changes in Stockholders' Equity
                       Three Years Ended December 31, 2003
                                                                        Accumulated                Common      Common
                                               Additional                  Other                    Stock       Stock
                                   Common       Paid-in     Retained   Comprehensive   Treasury    Acquired    Awarded
                                    Stock       Capital     Earnings       Income       Stock       by ESOP     by RRP     Total
                                  --------    ----------    ---------   ---------     ----------   --------   ---------  ----------
Balance at December 31, 2000      $ 16,862    10,822,244    8,404,133      68,462     (7,266,212)  (449,650)   (96,488)  11,499,351

Comprehensive income:
 Net income                                                   900,891                                                       900,891
 Other comprehensive income,
  net of tax:
   Unrealized holding gain
    during the year                                                        62,249                                            62,249
   Less: Reclassification
    adjustment of gains
    included in net income                                                 (2,272)                                           (2,272)
                                  --------    ----------    ---------   ---------     ----------   --------   ---------  ----------
Total comprehensive income                                    900,891      59,977                                           960,868

Purchase of treasury stock
 (98,015 shares)                                                                        (777,286)                          (777,286)
Amortization of award of
 RRP stock                                                                                                      96,488       96,488
Tax benefit related to vested RRP
 stock                                             2,445                                                                      2,445
Contribution to fund ESOP loan                    39,682                                             89,930                 129,612
Dividends declared on
 common stock ($.192 per share)                              (194,038)                                                     (194,038)
                                  --------    ----------    ---------   ---------     ----------   --------   ---------  ----------
Balance at December 31, 2001        16,862    10,864,371    9,110,986     128,439     (8,043,498)  (359,720)       --    11,717,440
                                  --------    ----------    ---------   ---------     ----------   --------   ---------  ----------
Comprehensive income:
 Net income                                                 1,001,331                                                     1,001,331
 Other comprehensive income,
  net of tax:
  Unrealized holding gain during
   the year                                                                21,104                                            21,104
                                  --------    ----------    ---------   ---------     ----------   --------   ---------  ----------
Total comprehensive income                                  1,001,331      21,104                                         1,022,435

Purchase of treasury stock
(89,250 shares)                                                                         (862,460)                          (862,460)
Contribution to fund ESOP loan                    68,087                                             89,930                 158,017
Dividends declared on
 common stock ($.192 per share)                              (189,612)                                                     (189,612)
                                  --------    ----------    ---------   ---------     ----------   --------   ---------  ----------
Balance at December 31, 2002        16,862    10,932,458    9,922,705     149,543     (8,905,958)  (269,790)       --    11,845,820
                                  --------    ----------    ---------   ---------     ----------   --------   ---------  ----------
Comprehensive income:
 Net income                                                 1,182,255                                                     1,182,255
 Other comprehensive income,
  net of tax:
  Unrealized holding loss
   during the year                                                        (60,894)                                          (60,894)
   Less: Reclassification
     adjustment of gains
     included in net income                                               (34,582)                                          (34,582)
                                  --------    ----------    ---------   ---------     ----------   --------   ---------  ----------
Total comprehensive income                                  1,182,255     (95,476)                                        1,086,779

Purchase of treasury stock
  (37,625 shares)                                                                       (457,240)                          (457,240)
Contribution to fund ESOP loan                   132,525                                                        89,930      222,455
Dividends declared on
   common stock ($.196 per share)                            (177,153)                                                     (177,153)
25% stock dividend, including
   impact of fractional shares                     1,899   (1,921,017)                 1,918,066                             (1,052)
                                  --------    ----------    ---------   ---------     ----------  ---------   ---------  ----------
Balance at December 31, 2003      $ 16,862    11,066,882    9,006,790      54,067     (7,445,132)  (179,860)       --    12,519,609
                                  ========    ==========    =========   =========     ==========  =========   =========  ==========

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------
                      Consolidated Statements of Cash Flows

                                                                       Years Ended December 31,
                                                            --------------------------------------------
                                                                 2003            2002            2001
                                                            ------------    ------------    ------------
Cash flows from operating activities:
 Net income                                                 $  1,182,255       1,001,331         900,891
 Items not requiring (providing) cash:
   Depreciation                                                  184,060         183,855         198,641
   Amortization of cost of stock benefit plans                    89,930          89,930         186,418
   Amortization of premiums and accretion of discounts            29,962          (9,886)          1,332
   Federal Home Loan Bank stock dividend                         (62,800)           --              --
   Net gains on sale of securities                               (50,019)        (21,563)        (84,794)
   Net (gain) loss on sale of real estate owned                  (24,047)         28,114            --
   Provision for loan losses                                     213,604         392,027         152,303
   Loss from limited partnership                                  90,602          87,683         103,489
   Increase in cash surrender value of life insurance           (151,427)       (157,613)       (155,821)
   Unrealized gain on trading securities                        (130,209)        (36,120)        (99,611)
   Proceeds from sale of trading securities                      219,957          75,000         519,537
   Purchase of trading account securities                         (1,166)           --              --
   Increase in deferred income on loans                           74,997           4,517          11,855
   Increase in accrued and deferred income taxes                 211,834         193,527          83,591
   Decrease (increase) in accrued interest receivable             82,860         (15,837)         32,880
   Decrease in accrued interest payable                          (19,124)        (23,505)        (53,020)
   Decrease (increase) in purchased accounts receivable        1,515,128        (534,313)     (2,772,656)
   Increase in deferred compensation                              82,029          88,915          83,360
   Other, net                                                    416,346        (728,765)        448,271
                                                            ------------    ------------    ------------

Net cash provided by (for) operating activities                3,954,772         617,297        (443,334)
                                                            ------------    ------------    ------------
Cash flows from investing activities:
   Proceeds from sales of investment securities                1,198,074            --           519,933
   Proceeds from maturities of investment securities           4,500,000       3,750,000         500,000
   Purchase of investment securities                          (2,185,124)     (6,024,382)       (505,390)
   Proceeds from repayments of mortgage-backed securities      1,732,082       1,421,032         947,688
   Purchase of mortgage-backed securities                     (2,300,651)     (1,002,554)       (499,941)
   Purchase of loans                                         (11,133,952)    (13,819,376)    (10,466,840)
   Loan disbursements                                        (40,863,047)    (33,281,795)    (29,923,793)
   Loan repayments                                            45,755,092      44,795,495      40,158,524
   Proceeds from sale of real estate owned                       191,055         162,467            --
   Property and equipment expenditures, net                     (312,419)       (432,613)       (124,141)
                                                            ------------    ------------    ------------

Net cash provided (for) by investing activities               (3,418,890)     (4,431,726)        606,040
                                                            ------------    ------------    ------------
Cash flows from financing activities:
   Net (decrease) increase in deposits                          (996,657)      7,120,836      12,498,425
   Proceeds from borrowed money                                1,000,000            --        14,000,000
   Repayment of borrowed money                                (5,167,185)     (3,658,939)    (21,152,296)
   Repayment of notes payable                                   (157,450)       (159,107)       (173,938)
   Proceeds from issuance of capital trust securities               --         5,000,000            --
   Increase (decrease) in advance payments by
     borrowers for taxes and insurance                           303,142         (46,446)        (15,446)
   Purchase of treasury stock                                   (457,240)       (862,460)       (777,286)
   Dividends paid on common stock                               (178,205)       (189,612)       (194,038)
                                                            ------------    ------------    ------------

Net cash provided (for) by financing activities               (5,653,595)      7,204,272       4,185,421
                                                            ------------    ------------    ------------

Net change in cash and cash equivalents                       (5,117,713)      3,389,843       4,348,127
Cash and cash equivalents at beginning of year                12,352,502       8,962,659       4,614,532
                                                            ------------    ------------    ------------

Cash and cash equivalents at end of year                    $  7,234,789      12,352,502       8,962,659
                                                            ============    ============    ============
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
        Interest                                            $  3,922,653       4,716,373       6,345,951
        Income taxes                                             359,208         182,500         140,000
    Non-cash investing activities:
        Transfer of loans to real estate owned              $     62,811         104,197         190,581

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

         The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to general practice within the thrift industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The following is a description of the more significant policies which the Bank follows in preparing and presenting its consolidated financial statements.

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

         Investment Securities and Mortgage-Backed Securities, Available for
         -------------------------------------------------------------------
         Sale
         ----
         Investment securities and mortgage-backed securities available for sale are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for investments the Company has the positive intent and ability to hold to maturity.

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

         The Company has currently designated all of its investment securities and mortgage-backed securities as available for sale and has recorded these investments at their current fair values. Unrealized gains and losses are recorded in a valuation account which is included, net of income taxes, as a separate component of stockholders' equity. Gains and losses on the sale of securities are determined using the specific identification method and are reflected in earnings when realized.

1)       Summary of Significant Accounting Policies (continued)
         -----------------------------------------------------

         Trading Securities
         ------------------
         Trading account securities are recorded at fair value. Realized and unrealized gains and losses on trading account securities are reflected in non-interest income in the consolidated statements of income.

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

         The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the remaining loans which are evaluated for impairment, management has determined that there were no material amounts of loans which met the definition of an impaired loan during the years ended December 31, 2003 and 2002 and two loans to be evaluated for impairment at December 31, 2003.

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

1)       Summary of Significant Accounting Policies (continued)
         ------------------------------------------------------

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

         Stockholders' Equity
         --------------------
         On April 23, 2003, the Board of Directors of AMB Financial Corp. approved a 5 for 4 stock split effective in a form of a stock dividend which was payable on May 29, 2003 to stockholders of record on May 14, 2003. Accordingly, stockholders of record received one additional share for every four shares owned as of May 14, 2003. All prior share related information has been restated to reflect the stock split effect, including earnings per share data.

1)       Summary of Significant Accounting Policies (continued)
         ------------------------------------------------------

         Earnings Per Share
         ------------------
         Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. ESOP shares not committed to be released are not considered to be outstanding. Stock options are regarded as future common stock and are considered in the earnings per share calculations and are the only other adjustments made in computing diluted earnings per share.

         Weighted average shares used in calculating earnings per share are summarized below.

                                                                    Years Ended December 31,
                                                          -----------------------------------------
                                                              2003           2002           2001
                                                          -----------    -----------    -----------
          Weighted average number of common shares
              outstanding used in basic EPS calculation       954,485      1,045,628      1,094,185
          Reduction for common shares not yet
              released by Employee Stock Ownership Plan       (50,202)       (66,934)       (83,666)
                                                          -----------    -----------    -----------
          Total weighted average common shares
              outstanding for basic computation               904,283        978,694      1,010,519
          Add common stock equivalents for shares
              issuable under Stock Option Plans               100,611         51,604         21,649
                                                          -----------    -----------    -----------
          Weighted average number of shares outstanding
              adjusted for common stock equivalents         1,004,894      1,030,298      1,032,168
                                                          ===========    ===========    ===========

          Net income                                      $ 1,182,255      1,001,331        900,891
          Basic earnings per share                        $      1.31           1.02            .89
          Diluted earnings per share                      $      1.18            .97            .87

         Reclassifications
         -----------------
         Certain 2001 and 2002 amounts have been reclassified to conform with the 2003 presentation.

2)       Investment Securities, Available for Sale
         -----------------------------------------

         The amortized cost and fair value of investment securities available for sale are as follows:

                                                         Gross       Gross
                                         Amortized    Unrealized   Unrealized      Fair
                                            Cost         Gains       Losses        Value
                                         ----------   ----------   ----------    ---------
          December 31, 2003
          United States Government
             and agency obligations      $1,258,132        7,149         --      1,265,281
          Corporate debt securities         703,203          282          692      702,793
          Marketable equity securities      164,660       14,620         --        179,280
                                         ----------   ----------   ----------   ----------
                                         $2,125,995       22,051          692    2,147,354
                                         ==========   ==========   ==========   ==========

          December 31, 2002
          United States Government
             and agency obligations      $4,370,580       82,094         --      4,452,674
          Municipal securities               99,714        7,543         --        107,257
          Corporate debt securities       1,016,228       12,574         --      1,028,802
          Marketable equity securities      158,463       16,925         --        175,388
                                         ----------   ----------   ----------   ----------
                                         $5,644,985      119,136         --      5,764,121
                                         ==========   ==========   ==========   ==========


         The contractual maturity of the above investments is summarized as follows:

                                                     December 31, 2003         December 31, 2002
                                                  -----------------------   -----------------------
                                                   Amortized      Fair       Amortized      Fair
         Term to Maturity                            Cost         Value        Cost         Value
         ----------------                         ----------   ----------   ----------   ----------
         Due in one year or less                  $  703,203      702,793    2,502,216    2,533,512
         Due after one year through five years     1,258,132    1,265,281    2,884,592    2,947,964
         Due after five years through ten years         --           --         99,714      107,257
         Marketable equity securities                164,660      179,280      158,463      175,388
                                                  ----------   ----------   ----------   ----------

                                                  $2,125,995    2,147,354    5,644,985    5,764,121
                                                  ==========   ==========   ==========   ==========

         Proceeds from sales of investment securities, available for sale during the year ended December 31, 2003 were $1,198,074 with gross gains of $29,697 and gross losses of $760 realized on those sales. There were no sales of investment securities, available for sale during the year ended December 31, 2002. Proceeds from sales of investment securities available for sale during the year ended December 31, 2001 were $519,933 with gross gains of $17,781 realized on those sales. The change in net unrealized gains and losses during the current year of $97,777, net of the tax effect of $39,111, resulted in a $58,666 charge to stockholders' equity.

3)       Trading Securities
         ------------------

         Trading securities are accounted for at their current fair values. Trading securities at December 31, 2003 consists of equity securities (common stock with a carrying value of $498,428). The common stock investment at December 31, 2003 is pledged as collateral for a revolving line of credit as discussed in Note 11. Trading securities at December 31, 2002 also consists of equity securities (common stock with a carrying value of $475,928) and debt securities with a carrying value of $90,000. The adjustment of these securities to their current fair values has resulted in a net unrealized gain of $130,209, $36,120 and $99,611 for the years ended December 31, 2003, 2002 and 2001. Proceeds from sales of trading securities during the years ended December 31, 2003, 2002 and 2001 were $119,957, $75,000 and $519,537 with gross gains of $21,082, $21,563 and $67,013 realized on those sales.

4)       Mortgage-Backed Securities, Available for Sale
         ----------------------------------------------

         The amortized cost and fair value of mortgage-backed securities available for sale are as follows:

                                                                      Gross       Gross
                                                       Amortized   Unrealized   Unrealized      Fair
                                                         Cost         Gains       Losses        Value
                                                      ----------   ----------   ----------   ----------
         December 31, 2003
           Participation Certificates:
             FHLMC      -  Fixed rate                 $1,469,346       41,636        9,585    1,501,397
             FNMA       -  Adjustable rate                24,562          --            65       24,497
             FNMA       -  Fixed rate                  1,189,846       20,165          --     1,210,011
             GNMA       -  Fixed rate                    156,463       17,324          --       173,787
           Collateralized Mortgage Obligations:
             FNMA       -  Fixed rate                    246,484          --           722      245,762
                                                      ----------   ----------   ----------   ----------

                                                      $3,086,701       79,125       10,372    3,155,454
                                                      ==========   ==========   ==========   ==========


           Weighted average interest rate                  5.16%
                                                           ====


         December 31, 2002
           Participation Certificates:
             FHLMC      -  Fixed rate                 $1,564,037       90,901          606    1,654,332
             FNMA       -  Adjustable rate                30,185          --           537       29,648
             FNMA       -  Fixed rate                    504,397          --         2,109      502,288
             GNMA       -  Fixed rate                    414,497       42,454          --       456,951
                                                      ----------   ----------   ----------   ----------

                                                      $2,513,116      133,355        3,252    2,643,219
                                                      ==========   ==========   ==========   ==========


           Weighted average interest rate                  6.50%
                                                           ====

         There were no sales of mortgage-backed securities available for sale during the years ended December 31, 2003, 2002 and 2001. The change in net unrealized gains and losses during the current year of $61,350, net of the tax effect of $24,540, resulted in a $36,810 charge to stockholders' equity.

5)       Loans Receivable
         ----------------
         Loans receivable are summarized as follows:
                                                          December 31,
                                                  ----------------------------
                                                      2003            2002
                                                  ------------    ------------
         Mortgage loans:
            One-to-four family                    $ 78,947,907      81,827,647
            Multi-family                            11,128,195       4,195,972
            Nonresidential                          14,711,202      11,001,703
            Construction                             2,053,068       2,770,809
            Land                                     4,544,116       5,014,703
                                                  ------------    ------------

          Total mortgage loans                     111,384,488     104,810,834
                                                  ------------    ------------
         Other loans:
            Loans on deposit accounts                  179,818         182,700
            Equity lines of credit                   5,004,050       4,498,608
            Other consumer                           1,797,190       1,469,470
                                                  ------------    ------------

          Total other loans                          6,981,058       6,150,778
                                                  ------------    ------------

         Commercial business loans                   4,157,373       6,545,928
                                                  ------------    ------------

          Total loans receivable                   122,522,919     117,507,540
                                                  ------------    ------------
         Less:
            Loans in process                         1,359,292       2,504,772
            Net deferred yield adjustments             (78,425)       (153,422)
            Allowance for loan losses                1,033,226         837,859
                                                  ------------    ------------

         Loans receivable, net                    $120,208,826     114,318,331
                                                  ============    ============

         Weighted average interest rate                  6.26%           6.90%
                                                         ====            ====

         Activity in the allowance for loan losses is summarized as follows:

                                               Years Ended December 31,
                                        ------------------------------------
                                           2003         2002         2001
                                        ----------   ----------   ----------
         Balance, beginning of year     $  837,859      766,465      701,173
         Provision for loan losses         213,604      392,027      152,303
         Charge-offs                       (22,976)    (404,363)     (94,851)
         Recoveries                          4,739       83,730        7,840
                                        ----------   ----------   ----------

         Balance, end of year           $1,033,226      837,859      766,465
                                        ==========   ==========   ==========

         Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 2003 and 2002 amounted to approximately $1,581,000 and $1,071,000, respectively. As of December 31, 2003 and 2002, the total investment in impaired loans was $609,000 and $475,000, respectively. The impaired loans at these dates were subject to an allowance for credit losses of $433,000 and $219,000, respectively, which is included in the above loan loss allowance.

         For the years ended December 31, 2003 and 2002, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $68,000 and $61,000, respectively.

         Loans to directors and executive officers aggregated approximately $727,000 and $408,000 at December 31, 2003 and 2002, respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)       Investment in Limited Partnership
         ---------------------------------

         The investment in limited partnership of $951,998 and $1,042,600 at December 31, 2003 and 2002 represents a 39.60% equity in Pedcor Investments 1997 - XXXI ("Pedcor"), a limited partnership organized to build, own and operate a 56 unit apartment complex. The Bank has recorded its equity in the losses of Pedcor in the amount of $90,062, $87,683 and $103,489 for the years ended December 31, 2003, 2002 and 2001. Condensed financial statements for Pedcor are as follows:

                   Condensed Statements of Financial Condition
                   -------------------------------------------

                                                            December 31,
                                                      -----------------------
                                                         2003         2002
                                                      ----------   ----------
         Assets
         ------

         Cash                                         $    5,749        9,164
         Property and equipment                        3,632,988    3,732,241
         Land                                            112,000      112,000
         Other                                            70,263       50,648
                                                      ----------   ----------

           Total assets                                3,821,000    3,904,053
                                                      ==========   ==========

         Liabilities
         -----------

         Notes payable - Bank                            633,749      733,885
         Notes payable - Other                         2,397,779    2,535,233
         Other liabilities                               254,373      198,778
                                                      ----------   ----------
           Total liabilities                           3,285,901    3,467,896
                                                      ----------   ----------

         Partners' capital                               535,099      436,157
                                                      ----------   ----------

           Total liabilities and partners' capital    $3,821,000    3,904,053
                                                      ==========   ==========


                                                  Years Ended December 31,
                                             ---------------------------------
                                                2003        2002        2001
                                             ---------   ---------   ---------
         Condensed statement of operations

         Total revenues                      $ 254,475     245,735     267,731
         Total expenses                        479,677     467,157     526,279
                                             ---------   ---------   ---------

             Net loss                        $(225,202)   (221,422)   (258,548)
                                             =========   =========   =========

7)       Accrued Interest Receivable
         ---------------------------

         Accrued interest receivable is summarized as follows:

                                                           December 31,
                                                     ------------------------
                                                        2003          2002
                                                     ----------    ----------

         Investment securities                       $   41,288        70,172
         Mortgage-backed securities                      13,266        13,677
         Loans receivable                               703,838       733,821
         Allowance for uncollected interest            (137,325)     (113,743)
                                                     ----------    ----------
                                                     $  621,067       703,927
                                                     ==========    ==========

8)       Office Properties and Equipment
         -------------------------------

         Office properties and equipment are
          summarized as follows:

                                                           December 31,
                                                     ------------------------
                                                        2003          2002
                                                     ----------    ----------
         Cost:
             Land -        Munster                   $   40,669        40,669
                           Hammond                       33,300        33,300
                           Dyer                         300,000       300,000
             Building -    Munster                      452,935       424,704
                           Hammond                      308,049       285,521
                           Dyer                       1,762,802     1,748,900
             Furniture and equipment                  1,834,082     1,586,324
                                                     ----------    ----------
                                                      4,731,837     4,419,418

         Less accumulated depreciation:
             Building -    Munster                      419,943       415,293
                           Hammond                      259,131       250,585
                           Dyer                         228,725       172,942
             Furniture and equipment                  1,270,154     1,155,073
                                                     ----------    ----------
                                                      2,177,953     1,993,893

         Net book value                              $2,553,884     2,425,525
                                                     ==========    ==========


         Depreciation of office properties and equipment for the years ended December 31, 2003, 2002 and 2001 amounted to $184,060, $183,855 and
         $198,641, respectively.

         The Bank owns a three story office building in Dyer, Indiana, which is one-third utilized by the Bank as its branch office location. An additional one-third of the building is leased to a third party at a current annual lease rent of $69,201. This lease commenced on June 1, 2002 and terminates May 31, 2007 subject to two five-year lease renewal options. The remainder of the building is being leased to a third-party at a current annual lease rent of $31,800. This lease commenced on October 1, 2003 and terminates September 30, 2009 subject to two six-year lease renewal options.

9)       Prepaid Expenses and Other Assets
         ---------------------------------

         Prepaid expenses and other assets consist of the following:

                                                                         December 31,
                                                                   -----------------------
                                                                      2003         2002
                                                                   ----------   ----------
         Prepaid insurance premiums                                $   72,059       62,754
         Prepaid pension cost                                         254,851      234,496
         Prepaid statutory trust preferred fees                       180,040      186,445
         Other prepaid expenses                                       122,364       90,912
         Deferred federal and state income tax asset - net (a)        495,312      481,761
         Purchased accounts receivable (b)                          2,317,434    1,874,440
         Purchased accounts receivable, serviced by others             40,080    1,998,202
         Miscellaneous                                                109,510       35,054
                                                                   ----------   ----------
                                                                   $3,591,650    4,964,064
                                                                   ==========   ==========


         (a) Significant components of the deferred tax assets and liabilities are as follows:

                                                                         December 31,
                                                                   -----------------------
                                                                      2003         2002
                                                                   ----------   ----------
         Deferred tax assets:
           Loan fees deferred for financial reporting purposes     $   10,058        3,403
           Accelerated book depreciation                                  --        21,879
           Deferred compensation                                      318,728      285,917
           Nondeductible incentive plan expense                         6,957        6,957
           Book allowance for loan losses                             413,290      335,144
           Allowance for uncollected interest                          16,068       45,497
           Other                                                          --         1,139
                                                                   ----------   ----------

               Total deferred tax assets                              765,101      699,936
                                                                   ----------   ----------


         Deferred tax liabilities:
           Tax allowance for loan losses                                  --        19,082
           Accelerated tax depreciation                                31,198          --
           Federal Home Loan Bank stock dividend                       33,600          --
           Pension expense                                            101,940       93,798
           Unrealized gain on securities, available for sale           36,045       99,696
           Unrealized gain on trading account securities               57,682        5,599
           Other                                                        9,324          --
                                                                   ----------   ----------

               Total deferred tax liabilities                         269,789      218,175
                                                                   ----------   ----------

               Net deferred tax benefit                            $  495,312      481,761
                                                                   ==========   ==========


         (b) The Bank has entered into a program to purchase and manage the accounts receivable of credit- worthy merchants with required repurchase of delinquent accounts and with the merchant's repurchase obligation supported by a cash collateral reserve account. For each merchant, the Bank establishes a maximum amount of purchased receivables allowed to be outstanding at any one time. At December 31, 2003 and 2002, this amount was $1,869,000 and $2,725,000, respectively.

10)      Deposits
         --------

         Deposit accounts are summarized as follows:

                                                             December 31,
                                                     ---------------------------
                                                         2003           2002
                                                     ------------   ------------

         Passbook accounts                           $ 19,849,910     17,623,790
         Demand deposits and NOW accounts              10,434,381      9,439,848
         Money market accounts                         14,107,218     10,033,382
                                                     ------------   ------------

                                                       44,391,509     37,097,020

      Certificates of deposit by interest rate:
           0.76 - 1.00%                                   228,148            --
           1.01 - 2.00                                 21,050,417      2,615,470
           2.01 - 3.00                                 23,108,473     27,352,476
           3.01 - 4.00                                 11,830,735     30,641,531
           4.01 - 5.00                                  6,842,225      9,260,871
           5.01 - 6.00                                    497,752      1,333,169
           6.01 - 7.00                                    385,065        997,521
           7.01 - 8.00                                        --          25,000
           8.01 - 9.00                                        --           7,923
                                                     ------------   ------------

                                                       63,942,815     72,233,961
                                                     ------------   ------------
                                                     $108,334,324    109,330,981
                                                     ============   ============

         The weighted average rate on deposit accounts at December 31, 2003 and 2002 was 2.11% and 2.78%, respectively.

         The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $13,380,000 and $15,085,000 at December 31, 2003 and 2002, respectively.

         A summary of certificates of deposit by maturity is as follows:

                                                            December 31,
                                                     -------------------------
                                                         2003          2002
                                                     -----------   -----------

         Within 12 months                            $50,119,257    46,337,611
         12 months to 24 months                       11,426,769    17,976,651
         24 months to 36 months                        1,675,792     6,655,579
         36 months to 48 months                          580,536     1,123,563
         Over 48 months                                  140,461       140,557
                                                     -----------   -----------

             Total                                   $63,942,815    72,233,961
                                                     ===========   ===========

         Interest expense on deposits consists of the following:

                                             Years Ended December 31,
                                      --------------------------------------
                                         2003          2002          2001
                                      ----------    ----------    ----------
         Passbook accounts            $   79,357       334,092       392,522
         NOW accounts                     67,798        79,088       118,204
         Money market accounts           301,881       224,042        99,705
         Certificates of deposit       2,015,311     2,656,223     4,141,088
                                      ----------    ----------    ----------

             Total                    $2,664,347     3,293,445     4,751,519
                                      ==========    ==========    ==========

11)      Borrowed Money
         --------------

         Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:

                                                      December 31,
                                   Interest      --------------------------
         Maturity Date               Rate           2003           2002
         --------------            --------      -----------    -----------

         January 21, 2003           5.68%        $     --        1,000,000
         September 15, 2003         5.26               --        4,000,000
         August 24, 2004            4.80          2,000,000      2,000,000
         August 24, 2005            5.11          2,000,000      2,000,000
         January 23, 2006           4.73          2,000,000      2,000,000
         August 23, 2006            5.32          1,000,000      1,000,000
         December 18, 2006          2.93          1,000,000           --
         May 15, 2009               5.93            633,749        733,885
         August 16, 2010            5.99          1,500,000      1,500,000
         September 20, 2010         5.95          1,000,000      1,000,000
         December 20, 2010          4.98          2,000,000      2,000,000
         March 22, 2011             4.09            500,000        500,000
         July 15, 2015              5.91            657,384        667,097
         November 16, 2020          6.71          1,838,581      1,895,917
                                                -----------    -----------
                                                $16,129,714     20,296,899
                                                ===========    ===========

         Weighted average interest rate                5.24%         5.38%
                                                       ====          ====

         The Bank is required to maintain qualifying collateral for the Federal Home Loan Bank of Indianapolis representing approximately 145 percent of current Bank credit. At December 31, 2003, the Bank met this requirement. Assets which are eligible collateral for meeting the 145% coverage requirement include one-to-four family whole mortgage loans, government and agency securities including mortgage- backed securities insured or guaranteed by FHLMC, FNMA and GNMA, and high rated private mortgage-backed securities. The mortgage loans must not include participations, construction loans, loans which are not in the clear title of the institution, conventional mortgages with more than 30 years remaining to maturity, loans for more than 90% of the appraised value unless there is private or federal insurance, mortgages which are more than 60 days delinquent, or loans upon which any employee of the institution or the FHLB is personally liable.

         The Company has entered into a revolving line of credit in the maximum amount of $475,000. The loan will bear interest at one half percent under the Wall Street Journal prime rate. The Company may borrow up to 75% of the market value of the collateral security. At December 31, 2003, the Company pledged common stock with a market value of approximately $496,000 as collateral securing this line of credit. The Company did not borrow against this line of credit during the current year.

         In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carries an interest rate of 6.07% and matures in the year 2006. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan. At December 31, 2003, the balance of this loan amounted to $179,860.

12)      Guaranteed Preferred Beneficial Interest in Junior Subordinated
         ---------------------------------------------------------------
         Debentures
         ----------

         In March of 2002, the Company formed AMB Financial Statutory Trust I ("Trust"). The Trust is a statutory business trust and is wholly owned by the Company. The Trust issued $5.0 million of Trust Preferred Capital Securities (the "Capital Securities") as a participant in a pooled trust preferred securities offering concurrent with the issuance of the Capital Securities, the Trust issued trust common securities to the Company in the aggregate liquidation value of $155,000. The proceeds of the issuance of the Capital Securities and trust common securities were invested in the Company's junior subordinated debentures. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the trust preferred securities pay interest on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3-month LIBOR plus 3.60%, mature on March 27, 2032 and are non-callable for five years and, after that period, the securities may be called at any quarterly interest payment date at par. Distributions on the Capital Securities are payable quarterly. The costs associated with the Capital Securities issuance have been capitalized and are being amortized over the estimated life of the securities.

13)      Other Liabilities
         -----------------

         Other liabilities include the following:

                                                           December 31,
                                                     ------------------------
                                                        2003          2002
                                                     ----------    ----------

         Accrued interest on deposits                $    6,682        14,594
         Accrued interest on borrowings                  37,355        48,567
         Accrued bonus                                  128,483        84,500
         Accrued audit and accounting fees               32,348        32,123
         Accrued real estate and personal
          property taxes                                144,995        88,900
         Accrued income taxes                           242,147        80,412
         Deferred compensation (see note 14)            796,821       714,792
         Outstanding bank drafts                        810,908       547,819
         Miscellaneous accounts payable                 302,303       252,713
                                                     ----------    ----------
                                                     $2,502,042     1,864,420
                                                     ==========    ==========

14)      Benefit Plans
         -------------

         Beginning in 2002, the Bank participates in an industry-wide, multi-employer, defined-benefit pension plan, which covers all full-time employees who have attained at least 21 years of age and completed one year of service. Calculations to determine full-funding status are made annually as of June 30. Pension expense for the years ended December 31, 2003 and 2002 amounted to $171,324 and $251,407, respectively. Information regarding the Bank's share of assets and liabilities and plan benefit information of this plan is not available on an individual basis. Under the prior plan, pension expense for the year ended December 31, 2001 amounted to $77,802.

         Effective March 2002, the Bank commenced participation in the Financial Institutions Thrift Plan, which qualifies under Section 401(k) of the Internal Revenue Code and which covers substantially all employees. This plan calls for a discretionary contribution within specified limits and a matching Bank contribution equal to 50% of the first 6% of the employee contributions. Plan expense for the years ended December 31, 2003 and 2002 amounted to $13,632 and $11,223, respectively.

         The Bank also has established two non-qualified 401(k) Plan for officers of the Bank. Both Plans provide participating officers the opportunity to defer up to 6% of their salary into a tax deferred accumulation for future retirement. In addition, the Bank has also established a Director Deferral Plan which provides participating directors with the opportunity to defer all or a portion of their fees over a predetermined period. All deferred non-qualified 401(k) Plan contributions and deferred director fees are credited with interest from the Bank at the rate of 10% per year. Interest credited by the Bank to the non-qualified plans and deferred director fees on accumulated funds was $75,499, $66,768 and $58,399 for the years ended December 31, 2003, 2002 and 2001, respectively.

15)      Director, Officer and Employee Plans
         ------------------------------------
         Stock Option Plan. In conjunction with the Conversion, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of options on shares of common stock authorized under the Plan is 210,772, equal to 10.0% of the total number of shares issued in the Conversion. As of October 23, 1996, 187,578 options were granted at $6.80 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant. The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 2002 and the stock options outstanding at the end of the respective periods.

                                              Number of      Exercise Price
         Options                                Options   Per Share      Total
         -------                               --------   ---------   ----------
         Outstanding at December 31, 2000       187,578    $  6.80    $1,275,530
         Granted                                      0
         Exercised                                    0
         Forfeited                                    0
                                               --------    -------    ----------

         Outstanding at December 31, 2001       187,578       6.80     1,275,530
         Granted                                      0
         Exercised                                    0
         Forfeited                                    0
                                               --------    -------    ----------

         Outstanding at December 31, 2002       187,578       6.80     1,275,530
         Granted                                      0
         Exercised                                    0
         Forfeited                                    0
                                               --------    -------    ----------

         Outstanding at December 31, 2003       187,578    $  6.80    $1,275,530
                                               ========    =======    ==========

         Exercisable at December 31, 2003       187,578    $  6.80    $1,275,530
                                               ========    =======    ==========
         Options available for future
             grants at December 31, 2003         23,194
                                               ========

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

         The following summarizes the pro forma net income as if the fair value method of accounting for stock- based compensation plans had been utilized:

                                                            Years Ended December 31,
                                                     --------------------------------------
                                                        2003          2002          2001
                                                     ----------    ----------    ----------
         Net income (as reported)                    $1,182,255     1,001,331       900,891
         Pro forma net income                         1,182,255     1,001,331       845,713
         Diluted earnings per share (as reported)          1.18           .97           .87
         Pro forma diluted earnings per share              1.18           .97           .82

         The pro forma results presented above may not be representative of the effects reported in pro forma net income for future years.

         ------------------------------------------------

         Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 168,618 (split adjusted) common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $96,694, $99,216 and $101,538 for the years ended December 31, 2003, 2002 and 2001, respectively.

         Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended December 31, 2003, 2002 and 2001, additional compensation expense of $132,525, $68,087 and $39,682 was recognized as a result of implementation of this accounting principle.

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

         The provision for income taxes consists of the following:

                                           Years Ended December 31,
                                       --------------------------------
                                         2003        2002        2001
                                       --------    --------    --------
         Current                       $520,942     336,456     229,112
         Deferred                        50,100      39,571      (5,521)
                                       --------    --------    --------

                                       $571,042     376,027     223,591
                                       ========    ========    ========

         A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                      Years Ended December 31,
                                                    ---------------------------
                                                     2003       2002       2001
                                                    -----      -----      -----
         Statutory federal income tax rate           34.0%      34.0%      34.0%
         State income taxes                           5.3        5.4        3.8
         Low income housing credit                   (7.9)     (10.1)     (12.4)
         Cash surrender value of life insurance      (3.4)      (4.6)      (5.5)
         ESOP expense                                 3.0        2.0        1.4
         Other                                        1.6         .6       (1.4)
                                                    -----      -----      -----
         Effective income tax rate                   32.6%      27.3%      19.9%
                                                    =====      =====      =====

         Deferred income tax expense consists of the following tax effects of timing differences:

                                                                       Years Ended December 31,
                                                                 ----------------------------------
                                                                   2003         2002         2001
                                                                 --------     --------     --------
         Loan fees                                               $ (6,655)       7,772        2,420
         Federal Home Loan Bank stock dividend                     33,600          --           --
         Depreciation                                              53,077       27,201        1,944
         Deferred compensation                                    (32,811)     (35,566)     (33,344)
         Pension                                                    8,142       93,798          --
         Book loan loss provision in excess of tax deduction      (78,146)     (28,558)     (26,117)
         Recapture of bad debt reserve                            (19,082)     (19,081)     (19,081)
         Unrealized gain on trading account securities             52,083       14,448       39,845
         Other, net                                                39,892      (20,443)      28,812
                                                                 --------     --------     --------
                                                                 $ 50,100       39,571       (5,521)
                                                                 ========     ========     ========

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

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

         At December 31, 2003 and 2002, the Bank's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well- capitalized criteria under prompt corrective action provision, are as follows:

                                                                                              To Be Well-
                                                                                          Capitalized Under
                                                                   For Capital            Prompt Corrective
                                            Actual              Adequacy Purposes         Action Provisions
                                    ---------------------      -------------------       -------------------
                                       Amount       Ratio        Amount      Ratio         Amount      Ratio
                                    ---------------------      -------------------       -------------------
         December 31, 2003

         Tangible                   $12,657,723      8.78%     $2,163,000     1.50%      $      N/A      N/A%
         Core                        12,657,723      8.78       4,326,000     3.00        7,211,000     5.00
         Risk-based                  13,242,949     15.23       6,956,000     8.00        8,695,000    10.00

         December 31, 2002

         Tangible                   $11,109,186      7.58%     $2,199,000     1.50%      $      N/A      N/A%
         Core                        11,109,186      7.58       4,398,000     3.00        7,331,000     5.00
         Risk-based                  11,713,045     13.54       6,921,000     8.00        8,652,000    10.00

         -------------------------------------------

                                            Tangible      Core      Risk-based
                                            Capital      Capital      Capital
                                          -----------  -----------  -----------
         December 31, 2003

         Stockholders' equity             $12,711,621   12,711,621   12,711,621
         Unrealized gain on securities
          available for sale, net of
          taxes                               (53,898)     (53,898)     (53,898)
         General loss allowances                  --           --       600,226
         Direct equity investments                --           --       (15,000)
                                          -----------  -----------  -----------

         Regulatory capital computed      $12,657,723   12,657,723   13,242,949
                                          ===========  ===========  ===========


         December 31, 2002

         Stockholders' equity             $11,248,333   11,248,333   11,248,333
         Unrealized gain on securities
          available for sale, net of
          taxes                              (139,147)    (139,147)    (139,147)
         General loss allowances                  --           --       618,859
         Direct equity investments                --           -        (15,000)
                                          -----------  -----------  -----------

         Regulatory capital computed      $11,109,186   11,109,186   11,713,045
                                          ===========  ===========  ===========



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

         Commitments to originate mortgage loans of $3,840,500 at December 31, 2003 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $2,790,500 are fixed rate commitments with rates ranging from 5.25% to 6.80% and $1,050,000 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

         The Bank has approved, but unused, home equity lines of credit of approximately $4,545,000 at December 31, 2003. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $593,000 at December 31, 2003. The Bank also has approved but unused credit card lines of credit of approximately $638,000.

         The Bank is currently participating with several local financial institutions in credit enhancement agreements with in-state municipalities to guarantee the repayment on municipal revenue bonds. The Bank has accepted credit risk on these various municipal projects in the amount of approximately $1,420,000. These credit enhancements are in cooperation with the Federal Home Loan Bank of Indianapolis ("FHLB") and have pledging requirements as part of the qualifying collateral agreement with FHLB. Additionally, at December 31, 2003, the Bank had issued standby letters of credit totaling approximately $186,000 to guarantee the performance of a customer to a third party.

20)      Contingencies
         -------------

         The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

21)      Subsequent Event
         ----------------

         On January 21, 2004, the Company declared a quarterly cash dividend of $.06 per share, totaling $58,269, payable February 20, 2004 to shareholders of record as of February 6, 2004.

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

         Accrued interest receivable and payable: The carrying value of accrued interest receivable, net of the allowance for uncollected interest, and accrued interest payable approximates fair value due to the relatively short period of time between accrual and expected realization.

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

22)      Disclosures About the Fair Value of Financial Instruments (continued)
         ---------------------------------------------------------------------

         The estimated fair value of the Company's financial instruments as of December 31, 2003 and 2002 are as follows:

                                                                        December 31, 2003
                                                                 ------------------------------
                                                                    Carrying          Fair
                                                                     Amount           Value
                                                                 ------------      ------------
         Financial assets:
             Cash and cash equivalents                           $  7,234,789         7,234,789
             Investment securities, available for sale              2,147,354         2,147,354
             Trading securities                                       498,428           498,428
             Mortgage-backed securities, available for sale         3,155,454         3,155,454
             Loans receivable                                     120,208,826       123,330,000
             Accrued interest receivable                              621,067           621,067

         Financial liabilities:
             Deposits                                            $108,334,324       109,007,000
             Borrowed money                                        16,129,714        17,505,000
             Accrued interest payable                                  44,037            44,037



                                                                        December 31, 2003
                                                                 ------------------------------
                                                                    Carrying          Fair
                                                                     Amount           Value
                                                                 ------------      ------------
         Financial assets:
             Cash and cash equivalents                           $ 12,352,502        12,352,502
             Investment securities, available for sale              5,764,121         5,764,121
             Trading securities                                       565,929           565,929
             Mortgage-backed securities, available for sale         2,643,219         2,643,219
             Loans receivable                                     114,318,331       117,408,000
             Accrued interest receivable                              703,927           703,927

         Financial liabilities:
             Deposits                                            $109,330,981       110,623,000
             Borrowed money                                        20,296,899        22,127,000
             Accrued interest payable                                  63,161            63,161

23)      Condensed Parent Company Only Financial Statements
         --------------------------------------------------
         The following condensed statement of financial condition, as of December 31, 2003 and 2002 and condensed statements of income and cash flows for the years ended December 31, 2003, 2002 and 2001 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

                   Condensed Statements of Financial Condition
                   -------------------------------------------
                                                             December 31,
                                                      -------------------------
                                                          2003          2002
                                                      -----------   -----------
         Assets
         Cash and cash equivalents                    $ 3,428,494     3,164,364
         Investment securities, available for sale        200,293     1,019,293
         Trading securities                               498,428       565,928
         Loans receivable                                 179,860       269,790
         Investment in American Savings, FSB           12,416,979    11,090,897
         Investment in AMB Financial Statutory
          Trust I                                         155,000       155,000
         Prepaid expenses and other assets                546,510       621,839
                                                      -----------   -----------

             Total assets                              17,425,564    16,887,111
                                                      ===========   ===========
         Liabilities and Stockholders' Equity

         Liabilities:
         Junior subordinated debentures                 5,155,000     5,155,000
         Accrued taxes and other liabilities               45,597        43,727
                                                      -----------   -----------

             Total liabilities                          5,200,597     5,198,727
                                                      -----------   -----------
         Stockholders' Equity:
         Common stock                                      16,862        16,862
         Additional paid-in capital                    10,646,278    10,644,379
         Retained earnings                              9,006,790     9,922,705
         Accumulated other comprehensive income               169        10,396
         Treasury stock                                (7,445,132)   (8,905,958)
                                                      -----------   -----------

             Total stockholders' equity                12,224,967    11,688,384
                                                      -----------   -----------

                                                      $17,425,564    16,887,111
                                                      ===========   ===========

                         Condensed Statements of Income
                         ------------------------------

                                                                         Years Ended December 31,
                                                                  --------------------------------------
                                                                     2003          2002          2001
                                                                  ----------    ----------    ----------
         Net interest income (expense)                            $  (96,122)      (35,832)       70,619
         Gain on sale of trading securities                           21,082        21,563        67,013
         Unrealized gain on trading securities                       130,209        36,120        99,611
         Other non-interest income                                    43,667        16,185        10,665
         Non-interest expense                                       (330,545)     (275,165)     (268,174)
                                                                  ----------    ----------    ----------
         Net loss before income taxes and
           equity in earnings of subsidiaries                       (231,709)     (237,129)      (20,266)
         Benefit from income taxes                                    87,882        88,797        12,428
                                                                  ----------    ----------    ----------

         Net loss before equity in earnings of subsidiaries         (143,827)     (148,332)       (7,838)
         Equity in earnings of subsidiaries                        1,326,082     1,149,663       908,729
                                                                  ----------    ----------    ----------
           Net income                                             $1,182,255     1,001,331       900,891
                                                                  ==========    ==========    ==========

23)      Condensed Parent Company Only Financial Statements (continued)
         --------------------------------------------------------------

                       Condensed Statements of Cash Flows
                       ----------------------------------

                                                                             Years Ended December 31,
                                                                    -----------------------------------------
                                                                        2003           2002           2001
                                                                    -----------    -----------    -----------
         Operating activities:
            Net income                                              $ 1,182,255      1,001,331        900,891
            Equity in earnings of subsidiaries                       (1,326,082)    (1,149,663)      (908,729)
            Amortization of cost of stock benefit plan                     --             --           96,488
            Amortization of premiums and accretion of discounts           2,018          4,565           --
            Gain on sale of trading securities                          (21,082)       (21,563)       (67,013)
            Unrealized gain on trading securities held for trade       (130,209)       (36,120)       (99,611)
            Proceeds from sale of trading securities                    119,957         75,000        519,537
            Proceeds from redemption of trading securities              100,000           --             --
            Purchase of trading securities                               (1,166)          --             --
            Decrease (increase) in prepaid taxes and other assets        82,147       (309,167)        (2,903)
            Increase (decrease) in other liabilities                      1,870        (12,799)        14,592
                                                                    -----------    -----------    -----------

          Net cash provided by (for) operating activities                 9,708       (448,416)       453,252
                                                                    -----------    -----------    -----------

          Investing activities:
            Investment in AMB Financial Statutory Trust I                  --         (155,000)          --
            Proceeds from maturities of investment securities         1,500,000        500,000           --
            Purchase of investment securities                          (700,063)    (1,506,531)          --
            Loan repayments                                              89,930         89,930         89,930
                                                                    -----------    -----------    -----------

          Net cash provided by (for) investing activities               889,867     (1,071,601)        89,930
                                                                    -----------    -----------    -----------

          Financing activities:
            Proceeds from issuance of junior
              subordinated debentures                                      --        5,155,000           --
            Purchase of treasury stock                                 (457,240)      (862,460)      (777,286)
            Dividends received from Bank                                   --             --          100,000
            Dividends paid on common stock                             (178,205)      (189,612)      (194,038)
                                                                    -----------    -----------    -----------

          Net cash provided (for) by investing activities              (635,445)     4,102,928       (871,324)
                                                                    -----------    -----------    -----------

          Net increase (decrease) in cash and cash equivalents          264,130      2,582,911       (328,142)
          Cash and cash equivalents at beginning of year              3,164,364        581,453        909,595
                                                                    -----------    -----------    -----------

          Cash and cash equivalents at end of year                  $ 3,428,494      3,164,364        581,453
                                                                    ===========    ===========    ===========

                               AMB Financial Corp.
                             Stockholder Information

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:30 a.m., on April 28, 2004, at the Company's corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

STOCK LISTING

The Company's stock is traded over the counter, on the NASDAQ Small Cap Market under the symbol "AMFC".

Price Range of Common Stock and Dividends

The table below shows the range of high and low sale prices and dividends paid in fiscal 2003. All prior share-related information has been restated to reflect the 5 for 4 stock split announced on April 23, 2003 distributed on May 29, 2003 to stockholders of record on May 14, 2003

                   Quarter Ended             High          Low        Dividends
                   -------------             ----          ---        ---------
                   March 31, 2003            12.540        10.540       $0.048
                   June 30, 2003             13.080         8.930       $0.048
                   September 30, 2003        15.910        14.200       $0.050
                   December 31, 2003         16.500        13.120       $0.050

The Board of Directors will consider the payment of future cash dividends based on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. See Note 18 of the Notes to the Consolidated Financial Statements for information regarding limitations of the Bank's ability to pay dividends to the Company.

As of December 31, 2003, the Company had 330 stockholders of record and 949,379 outstanding shares of common stock.




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
Munster, IN  46321                       Web site   ambfinancial.com

DIRECTORS OF THE BOARD                   AMB FINANCIAL CORP.
                                         OFFICERS

Clement B. Knapp, Jr.                    Clement B. Knapp, Jr.
President since 1977.                    Chairman of the Board,
President                                and Chief Executive Officer

Ronald W. Borto                          Louis A. Green
Director since 1986.                     Senior Vice-President

Donald L. Harle                          Daniel T. Poludniak
Director since 1995.                     Vice-President, Treasurer
                                         and Chief Financial Officer
John C. McLaughlin
Director since 1979.                     Denise L. Knapp
                                         Corporate Secretary
John G. Pastrick
Director since 1979.                     Michael Mellon
                                         Executive Vice President
Robert E. Tolley
Director since 1987.                     Todd Williams
                                         Asst-Vice President

INDEPENDENT AUDITORS                     CORPORATE COUNSEL / LOCAL
Cobitz, VandenBerg & Fennessy            Abrahamson & Reed
9944 S. Roberts Road Suite 202           Attorneys at Law
Palos Hills, IL  60465                   200 Russell Street
                                         Hammond, IN 46320

                                         CORPORATE COUNSEL / WASHINGTON DC
                                         Luse, Gorman, Pomerent & Schick, P.C.
                                         5335 Wisconsin Avenue, N.W.
                                         Washington, D.C. 20015

Annual and Other Report

The Company is required to file an annual report on Form 10-KSB with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company's quarterly reports may be obtained without charge by contacting:

      Tricia Cassity
      AMB Financial Corp.
      8230 Hohman Avenue
      Munster, Indiana 46321
      (219) 836-5870