Form 10KSB, Exhibit 13
period 2004-12-31
AMB FINANCIAL CORP
filed 2005-03-31
CIK 915393

================================================================================
                                TABLE OF CONTENTS
================================================================================




President's Message.........................................................  2

Selected Consolidated Financial Information.................................  3

Management's Discussion and Analysis of Financial
Condition and Results of Operations.........................................  5

Independent Auditors' Report................................................ 18

Consolidated Financial Statements........................................... 19

Stockholder Information..................................................... 47

Corporate Information....................................................... 48

President's Message
To Our Stockholders

On behalf of the Board of Directors, Officers and Employees of AMB Financial Corp. (the Company), and its wholly owned subsidiary, American Savings, FSB (the
Bank), I am pleased to present our 2004 Annual Report.

As we enter our 95th year of serving the financial needs of the people and businesses in Northwest Indiana, we are pleased with our progress in 2004. Our primary goals are to increase the value of your investment while remaining a customer-focused independent community financial institution.

Over the last year total assets increased 7.62% to $157 million. Loans receivable grew by $9.1 million to account for the majority of the growth in assets. The growth in loans receivable was funded through deposit growth of $7.3 million and borrowed money growth of $2.8 million.

Net income for 2004 was $881,000, a decrease of $301,000 from our 2003 record income of $1,182,000. Earnings declined primarily due to reduced fee income, as well as a reduction in income generated from our trading account portfolio. The current year's earnings of $881,000 amounts to diluted earnings per share of $.87. Our 2004 return on average assets was .56% and our return on average equity was 6.57%.

In January of 2004 the Board of Directors, Officers and Employees of the Company experienced a tragic loss. John C. McLaughlin, Director for the Bank since 1979, passed away after a battle with cancer. The Company will miss his insightful contributions. He was a leader in our community, an asset to the Company, and, on a personal level, he was a dear friend.

During 2004 two additional Directors were added to the Board. Peter Korellis and Michael Mellon were elected to the Board by the shareholders at the 2004 annual meeting. Peter Korellis owns and operates Korellis Roofing, a privately owned company in Northwest Indiana. Michael Mellon is the Executive Vice President for the Bank. Each brings youth, energy and valuable experience to the Board.

The Company terminated its listing of shares on the NASDAQ SmallCap Market at the end of 2004, and filed with the Over The Counter Electronic Bulletin Board to trade its shares on the OTCBB. This transfer will save the Company significant compliance, professional and listing cost. Based on our discussions with securities brokerage firms, we do not feel that this action has resulted in a material decline in the liquidity of the market for our stock.

I believe that we have an extremely competent and friendly staff. Customer service remains the focus of our organization. In an effort to provide the next level of customer service, we have extended our drive-through hours till 8:00 p.m. Monday through Friday. Our customer service efforts were recognized once again when the Bank was voted one of the best banks in the region by the Times newspaper's readers poll.

Our strategy for the coming year continues to emphasize growth while watching the bottom line. I believe that this strategy is in the best interest of both the Bank and the stockholders.

Our financial performance and stock performance are available on our web site at http://www.ambfinancial.com. I urge you to visit our site to view this information and utilize its other services.

The entire staff of the Bank and the Company appreciates your commitment and support, and we look forward to a long and profitable relationship. Sincerely,


Clement B. Knapp, Jr.
President

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                             (Dollars in thousands)

                                                                                        At December 31,
                                                           ------------------------------------------------------------------------
                                                             2004            2003            2002            2001            2000
                                                           ------------------------------------------------------------------------
SELECTED FINANCIAL DATA:
Total assets                                               $157,094        $145,965        $149,672        $141,648        $135,699
Loans receivable, net                                       129,342         120,209         114,318         112,513         112,482
Investment securities and interest bearing deposits           9,305           7,495          15,892          11,518           6,637
Mortgage-backed securities                                    2,286           3,155           2,643           3,023           3,424
Trading securities                                              515             498             566             583             936
Deposits                                                    115,659         108,334         109,331         102,210          89,712
Borrowed funds                                               18,954          16,130          20,297          25,042          32,368
Guaranteed preferred beneficial interest in
  junior subordinated debentures                              5,000           5,000           5,000            --              --
Stockholders' equity                                         13,409          12,520          11,846          11,717          11,499


                                                                             At or For the Year Ended December 31,
                                                           ------------------------------------------------------------------------
                                                             2004            2003            2002            2001            2000
                                                           ------------------------------------------------------------------------
SELECTED FINANCIAL RATIOS AND OTHER DATA:
Return on average assets                                     0.58%           0.78%           0.68%           0.65%           0.63%
Return on average stockholders' equity                       6.78            9.72            8.36            7.99            7.47
Average stockholders' equity to
   average assets                                            8.56            8.04            8.19            8.07            8.44
Stockholders' equity to total assets                         8.54            8.58            7.91            8.27            8.47
Interest rate spread during period                           3.24            3.26            3.20            2.51            2.55
Net interest margin                                          3.26            3.23            3.18            2.54            2.75
Operating expenses to average assets                         2.81            2.67            2.54            2.40            2.26
Efficiency ratio (1)                                        75.42           68.62           67.77           72.65           72.61
Non-performing assets to total assets                        1.02            1.13            0.79            1.02            0.80
Allowance for loan losses to non-
   performing loans                                         44.50           65.35           78.24           60.99           64.43
Allowance for loan losses to loans
   receivable, net (2)                                       0.55            0.85            0.73            0.68            0.62
Ratio of  average interest-earning
assets to average interest-bearing liabilities               1.01x            .99x            .99x           1.01x           1.04x
Number of full-service offices                                  3               3               3               3               3

(1) Non-interest expense divided by net-interest income plus non-interest income except for gains and losses on investments available for sale.
(2) Loans include loans, net, excluding the allowance for loan losses

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (Dollars in thousands except per share data)

                                                                               For the YearEnded December 31
                                                                -----------------------------------------------------------
                                                                  2004         2003         2002         2001         2000
                                                                -----------------------------------------------------------
SELECTED OPERATING DATA:
Total interest income                                           $ 7,887      $ 8,235      $ 8,847      $ 9,500      $ 9,209
Total interest expense                                            3,433        3,904        4,693        6,293        5,859
                                                                -------      -------      -------      -------      -------
     Net interest income                                          4,454        4,331        4,154        3,207        3,350
Provision for loan losses                                           189          214          392          152          124
                                                                -------      -------      -------      -------      -------
     Net interest income after provision for loan losses          4,265        4,117        3,762        3,055        3,226
                                                                -------      -------      -------      -------      -------
Non-interest income:
Fees and service charges                                            946        1,181          991          780          492
Rental income                                                       137           77          145          290           47
Gain (loss) on sale of securities                                     7           50           22           85          (64)
Unrealized gain on trading securities                                27          130           36           99          122
Gain (loss) on sale of real estate owned                             14           24          (28)        --           --
Loss from investment in joint venture                               (82)         (91)         (88)        (104)         (93)
Gain from life insurance proceeds                                    27         --           --           --           --
Increase in cash surrender value of life insurance                  135          152          158          156          138
Loan loss settlement                                               --             92         --           --           --
Other                                                                29           57           99          108           77
                                                                -------      -------      -------      -------      -------
       Total non-interest income                                  1,240        1,672        1,335        1,414          719
                                                                -------      -------      -------      -------      -------
Non-interest expense:
Compensation and benefits                                         2,185        1,959        1,799        1,554        1,411
Office occupancy and equipment expenses                             411          471          441          465          366
Data processing                                                     558          521          485          447          425
Federal deposit insurance premiums                                   17           18           18           18           18
Professional fees                                                   251          248          231          210          173
Other                                                               852          819          746          651          565
                                                                -------      -------      -------      -------      -------
      Total non-interest expense                                  4,274        4,036        3,720        3,345        2,958
                                                                -------      -------      -------      -------      -------

Income before income taxes                                        1,231        1,753        1,377        1,124          987
Income tax provision                                                350          571          376          223          162
                                                                -------      -------      -------      -------      -------
Net income                                                          881        1,182        1,001          901          825
                                                                -------      -------      -------      -------      -------
Basic earnings per share                                        $  0.94      $  1.31      $  1.02      $  0.89      $  0.74
Diluted earnings per share                                      $  0.87      $  1.18      $  0.97      $  0.87      $  0.74


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

OPERATING STRATEGY. The Company's basic mission is to maintain its focus as independent, community-oriented financial institution focused on serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to:
(i) focus its lending operations on the origination of loans secured by one-to-four-family residential real estate; (ii) supplement its one-to-four-family residential lending activities with commercial real estate, multi-family, consumer, land, and construction, and commercial business loans;
(iii) augment its lending activities with investments in purchased loans, leases, mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets when market conditions permit (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, to the extent practicable, the volume of the Company's assets and liabilities.

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


FINANCIAL CONDITION. During the year ended December 31, 2004, the Company's total assets increased by $11.1 million to $157.1 million from $146.0 million at December 31, 2003. Asset growth was primarily attributable to a $9.1 million increase in net loans receivable, primarily single-family residential loans. The growth in loans receivable was funded primarily with an increase in deposit balances, and to a lesser extent with additional borrowed funds.

Cash and short-term investments totaled a combined $8.3 million at December 31, 2004, an increase of $1.1 million, from the combined balance of $7.2 million at December 31, 2003. The Company continues to reinvest excess liquidity in overnight funds with the expectation that they will be readily available for investment in higher yielding assets with the anticipated upturn in the interest rate cycle.

Investment securities, available for sale, increased by $453,000 to $2.6 million at December 31, 2004. The increase reflects the purchase of $2.4 million in securities, offset by $1.9 million of securities which were called or matured. The purchases during the period were primarily U.S. government agency obligations. At December 31, 2004, the Company had an unrealized loss, net of taxes, on available for sale investment securities of $2,000.

Trading account securities increased by $16,000 to $515,000 at December 31, 2004. The increase is attributable to realized and unrealized gains from the portfolio of $34,000 offset by sales activity of $18,000. The Company's trading portfolio consists primarily of holdings in community bank and thrift stocks.

Mortgage-backed securities, available for sale, totaled $2.3 million at December 31, 2004 compared to $3.2 million at December 31, 2003. There were no new purchases of mortgage-backed securities during the current year and as a result, the balance of mortgage-backed securities decreased by $869,000 due to amortization and prepayments. At December 31, 2004, the Company had an unrealized gain, net of taxes, on available for sale mortgage-backed securities of $7,000.

Loans receivable increased $9.1 million, or 7.6%, to $129.3 million at December 31, 2004 from $120.2 million at December 31, 2003. The Bank originated loans of $35.2 million and purchased loans totaling $13.7 million during the year ended December 31, 2004, compared to $40.9 million of originations and $11.1 million of purchases during the prior year. The purchased loans in the current year include $11.6 million in one-to-four family loans and $1.8 million in non-residential loans. Included in the one-to-four family purchases were $6.1 million of adjustable rate loans. Offsetting the originations and purchases were amortization and prepayments of loans totaling $39.1 million and $45.8 million for the years ended December 31, 2004 and 2003.

The mortgage loan portfolio continues to consist primarily of one-to-four family mortgage loans. The one-to-four family mortgage loans, which represent 66.7% of the total loan portfolio at December 31, 2004, increased $8.7 million to $87.6 million at December 31, 2004 from $78.9 million at December 31, 2003. This increase was primarily due to the purchase of $11.6 million of one-to-four family loans previously discussed. Approximately 50% of these loans are located within the Bank's market area, with the remainder located throughout the country. While the Bank continues to be primarily a one-to-four family mortgage lender, an increased emphasis has been placed on multi-family and non-residential loans. Multi-family loans, which tend to be less susceptible to prepayment risk compared to one-to-four family loans, decreased $3.8 million to $7.3 million at December 31, 2004 from $11.1 million at December 31, 2003 due to the repayment during the current year of several large out of state multi-family loans. Non-residential loans increased $3.3 million to $18.0 million at December 31, 2004 from the prior year as a result of several large loan originations during the year to acquire retail and commercial office properties.

The allowance for loan losses totaled $716,000, a decrease of $317,000 from the $1.0 million balance at December 31, 2003. The decrease was primarily due to a $377,000 charge-off of a non-residential participation loan which had been fully reserved by management. The Bank's allowance for loan losses to total loans outstanding was .55% at December 31, 2004, compared to .85% at December 31, 2003. Non-performing loans increased $28,000 to $1.61 million, or 1.22% of total loans receivable at December 31, 2004, compared to $1.58 million, or 1.29% of total loans receivable at December 31, 2003. Included in non-performing loans at December 31, 2004, are two commercial office buildings totaling $700,000. The ratio of allowance for loan losses to non-performing loans was 44.5% at December 31, 2004 compared to 65.3% at December 31, 2003.

Deposits increased $7.3 million, to $115.6 million at December 31, 2004 from $108.3 million at December 31, 2003. The increase in deposits is due to an increase in certificates of deposit of $2.6 million as well as an increase in core deposit accounts, primarily money market accounts, of $4.7 million. At December 31, 2004, the Bank's core deposits (passbook, checking and money market accounts) comprised $49.1 million, or 42.5% of deposits, compared to $44.4 million, or 41.0% of deposits at December 31, 2003. The increase in deposits during the current year were due to aggressive marketing efforts as well as several promotions for above-market-rate-short-term certificates of deposit which were offered to both increase market share and build customer relationships.

Borrowed money, which consisted of FHLB of Indianapolis advances, increased by $2.8 million to $18.9 million at December 31, 2004 compared to $16.1 million at December 31, 2003. The increase in borrowed money was warranted to partially fund the increased loan volumes during the current year. As of December 31, 2004, the weighted average rate and term to maturity for the FHLB of Indianapolis advances was 4.70% and 3.7 years, respectively, compared to a weighted average rate and term to maturity of 5.24% and 4.7 years, respectively, as of December 31, 2003.

Total stockholders' equity of the Company increased by $890,000 to $13.4 million, or 8.54% of total assets, at December 31, 2004, compared to $12.5 million, or 8.58% of total assets at December 31, 2003. The increase in stockholders' equity was the result of net income of $881,000, the amortization of the allocated portion of shares held by the ESOP of $267,000 and the exercise of non-qualified stock options and the related tax benefit of $154,000, offset by the Company's repurchase of stock options from the estate of a deceased director, net of the tax benefit realized related to this option exercise, in the amount of $65,000, the repurchase of common stock in the amount of $74,000, cash dividends paid of $224,000 and a decrease in unrealized holding gains on securities available for sale, net of tax, in the amount of $49,000.

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

             ANALYSIS OF NET INTEREST INCOME TABLE

                                                                      For the Year Ended December 31
                                                                          (Dollars in thousands)
                                      ---------------------------------------------------------------------------------------------
                                                   2004                            2003                            2002
                                      ---------------------------------------------------------------------------------------------
                                      Average     Interest            Average     Interest            Average     Interest
                                      Outstanding Earned/    Yield/   Outstanding Earned/    Yield/   Outstanding Earned/    Yield/
                                      Balance     Paid        Rate    Balance     Paid        Rate    Balance     Paid        Rate
Assets:
Interest-Earning Assets
  Loans receivable   (1)                124,523     7,541     6.06%     116,186      7,688    6.62%     111,748      8,132    7.28%
  Mortgage-backed securities              2,665       123     4.62%       3,181        174    5.46%       2,513        201    7.99%
  Investment securities                   2,489        81     3.24%       5,054        201    3.97%       6,179        274    4.44%
  Interest-bearing deposits               5,199        67     1.30%       8,036         88    1.09%       8,593        142    1.65%
  FHLB stock                              1,732        75     4.31%       1,652         84    5.12%       1,624         98    6.06%
                                      ----------  --------            ----------  ---------           ----------  ---------
  Total interest-earning assets         136,608     7,887     5.77%     134,109      8,235    6.14%     130,657      8,847    6.77%
                                                  --------                        ---------                       ---------
  Non-interest earning assets            15,247                          17,024                          15,616
                                      ----------                      ----------                      ----------
Total Assets                            151,855                         151,133                         146,273
                                      ==========                      ==========                      ==========

Liabilities and stockholders equity:
Interest-Bearing Liabilities
  Passbook accounts                      20,934       262     1.25%      19,533        280    1.43%      16,815        334    1.99%
  Demand and NOW accounts                26,564       425     1.60%      23,269        370    1.59%      18,432        303    1.64%
  Certificate accounts                   65,220     1,582     2.43%      69,395      2,015    2.90%      70,225      2,656    3.78%
                                      ----------  --------            ----------  ---------           ----------  ---------
  Total deposits                        112,718     2,269     2.01%     112,197      2,665    2.38%     105,472      3,293    3.12%
  Borrowings                             18,117       899     4.96%      18,154        988    5.44%      22,214      1,184    5.33%
  Junior subordinated debentures          5,000       265     5.30%       5,000        251    5.02%       3,750        216    5.76%
                                      ----------  --------            ----------  ---------           ----------  ---------
  Total interest-bearing liabilities    135,835     3,433     2.53%     135,351      3,904    2.88%     131,436      4,693    3.57%
                                                  --------                        ---------                       ---------
  Non-interest liabilities                3,025                           3,624                           2,853
                                      ----------                      ----------                      ----------
Total liabilities                       138,860                         138,975                         134,289
Stockholders equity                      12,995                          12,158                          11,984
                                      ----------                      ----------                      ----------
Total liabilities and stockholders
  equity                                151,855                         151,133                         146,273
                                      ==========                      ==========                      ==========

Net interest income /
  net interest rate spread                          4,454     3.24%                  4,331    3.26%                  4,154    3.20%
                                                  ========  ========              =========  =======              =========  =======

Net interest-earning assets /
  net interest margin                      (773)              3.26%      (1,242)              3.23%        (779)              3.18%
                                      ==========            ========  ==========             =======  ==========             =======

Ratio of interest-earning assets
  to interest bearing liabilities         1.01x                            .99x                            .99x
                                      ==========                      ==========                      ==========

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

                                                                 For the Year Ended December 31,
                                                                 -------------------------------

                                                 2004 Compared to 2003                      2003 Compared to 2002
                                              Increase (Decrease) Due to                 Increase (Decrease) Due to
                                              --------------------------                 --------------------------
                                                              Rate/                                       Rate/
                                        Rate      Volume     Volume       Net       Rate      Volume     Volume       Net
                                      -----------------------------------------   -----------------------------------------
                                                (Dollars in thousands)                       (Dollars in thousands)
Interest-earning assets:
Loans receivable, net                 $  (652)       552        (47)      (147)      (738)       323        (29)      (444)
Mortgage-backed securities                (27)       (28)         4        (51)       (63)        53        (17)       (27)
Investment securities                     (37)      (102)        19       (120)       (29)       (50)         6        (73)
Interest-bearing deposit                   16        (31)        (6)       (21)       (48)        (9)         3        (54)
FHLB Stock                                (13)         4         --         (9)       (15)         1         --        (14)
                                      --------   --------   --------   --------   --------   --------   --------   --------
      Totals                          $  (713)       395        (30)      (348)      (893)       318        (37)      (612)
                                      ========   ========   ========   ========   ========   ========   ========   ========

Interest-bearing liabilities:
Passbook accounts                     $   (35)        20         (3)       (18)       (94)        54        (14)       (54)
Demand and Now accounts                     3         52         --         55         (9)        79         (3)        67
Certificate accounts                     (332)      (121)        20       (433)      (618)       (31)         8       (641)
Borrowed funds                            (87)        (2)        --        (89)        24       (216)        (4)      (196)
Junor subordinated debendures              14         --         --         14        (28)        72         (9)        35
                                      --------   --------   --------   --------   --------   --------   --------   --------
     Totals                           $  (437)       (51)        17       (471)      (725)       (42)       (22)      (789)
                                      ========   ========   ========   ========   ========   ========   ========   ========

Net change in net interest income                                      $   123                                     $   177
                                                                       ========                                    ========

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003.

GENERAL. Net income for the year ended December 31, 2004 decreased $301,000 to $881,000, from $1.2 million for the year ended December 31, 2003. Diluted earnings per share totaled $.87 per share for the year ended December 31, 2004 and $1.18 per share for the year ended December 31, 2003. Return on average stockholders' equity decreased to 6.78% for the year ended December 31, 2004, from 9.72% for the year ended December 31, 2003. Return on average assets decreased to .58% for the year ended December 31, 2004, from .78% for the year ended December 31, 2003. The decreases in net income and the related return ratios for the year ended December 31, 2004 were primarily the result of the decreases in non-interest income and increases in non-interest expense discussed below.

INTEREST INCOME. Total interest income decreased by $348,000, or 4.2%, for the year ended December 31, 2004 compared to the year ended December 31, 2003. This decrease was the result of a decrease in the average yield on interest-earning assets to 5.77% for the year ended December 31, 2004, from 6.14% for the year ended December 31, 2003, offset by an increase of $2.5 million in the average balance of interest-earning assets to $136.6 million for the year ended December 31, 2004, from $134.1 million for the year ended December 31, 2003. The decrease in the average yield on interest-earning assets was primarily the result of the extended low interest rate environment, particularly for medium and long-term instruments, resulting in the reinvestment of prepaid or matured assets at lower rates. The high levels of repayments have also resulted in accelerated premium amortization, which has further contributed to the decline in the yields on these portfolios. Net premium amortization on the mortgage-backed securities and mortgage loan portfolio increased $48,000 to $100,000 for the year ended December 31, 2004, from $52,000 for the year ended December 31, 2003. The increase in the average balance of interest-earning assets was primarily due to increases in the average balance of loans receivable.

Interest income on loans receivable decreased $147,000 to $7.5 million compared to the prior year. The decline in interest income on loans was the result of a decrease in the average yield to 6.06% for the year ended December 31, 2004, from 6.62% for the year ended December 31, 2003, offset by a $8.3 million increase in the average balance of loans. The decrease in the average yield on loans receivable reflects the impact of the extended low interest rate environment as higher rate loans were repaid and replaced with lower yielding new originations and purchases. Additionally, the yield has been negatively impacted by accelerated loan premium amortization as a result of refinance activity, which is expected to slow significantly in the coming year. Interest income on mortgage-backed securities, investment securities and interest-bearing deposits all declined modestly between the years as a result of a decrease in the average balance of the portfolio and, to a lesser extent, the general decline in interest rates.

INTEREST EXPENSE. Total interest expense decreased by $471,000, or 12.1%, for the year ended December 31, 2004 compared to the year ended December 31, 2003. The cost of interest bearing liabilities declined 35 basis points to 2.53% for the year ended December 31, 2004, compared to 2.88% for the year ended December 31, 2003, as lower interest rates led management to lower its cost of repricing certificates of deposit and, to a lesser extent, a decrease in some rates offered on core deposits compared to the prior year. However, with the rise in short-term interest rates, the Company expects its cost of deposits to begin to increase in the near future as it is currently offering certificates of deposit at higher rates.

Interest expense on borrowings decreased by $75,000 as a result of a 31 basis point decline in the average cost of borrowed funds. Maturities of higher costing fixed rate FHLB advances refinanced into lower cost borrowings were partially offset by increased interest paid on the Company's LIBOR-based trust preferred securities.

PROVISION FOR LOAN LOSSES. The Company establishes provisions for losses on loans, which are charged to operations, in order to maintain the allowance for losses on loans at a level which is deemed appropriate to absorb losses inherent in the portfolio. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of real estate collateral, current and anticipated economic conditions, volume and type of lending, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates, and ultimate losses may vary from such estimates. Management assesses the allowance for losses on loans on a periodic basis and makes appropriate provisions to maintain the adequacy of the allowance. The actual determination of the total provision is the combination of specific reserves, which may be established from time to time on individual classified assets, and a general reserve that is based in part on certain ratios applied to various loan pools as stratified by the Company, considering historical charge-offs and delinquency levels.

Based on management's assessment of the adequacy of the loan loss reserve, the Company recorded a provision for loan losses of $189,000 for the year ended December 31, 2004 compared to $214,000 in the prior year. There were no changes in estimation method or assumptions that impacted the provision for loan losses during the year. Net charge-offs were $506,000 and $19,000 during the years ended December 31, 2004 and 2003, respectively. The current year charge-offs include $377,000 related to a non-residential participation loan, which had been in the process of foreclosure since 2001 and $91,000 of commercial business loans to the same borrower.

The allowance for loan losses totaled $716,000 at December 31, 2004, and $1.0 million at December 31, 2003. Non-performing loans were $1.61 million at December 31, 2004 compared to $1.58 million at December 31, 2003. The allowance for loan losses as a percentage of non-performing loans decreased to 44.50% at December 31, 2004, from 65.35% at December 31, 2003, primarily due to increased charge-offs as well as an increase in non-performing loans from December 31, 2003 to December 31, 2004. The allowance for loan losses as a percentage of total loans decreased to .55% at December 31, 2004 from .86% at December 31, 2003.

NON-INTEREST INCOME. Non-interest income for the year ended December 31, 2004 decreased $432,000 to $1.2 million from $1.7 million for the year ended December 31, 2003. The decrease in non-interest income was due, in part, to decreases in fee income of $235,000, primarily ATM surcharge fees due to the Company's closing of two casino ATMs, a reduction in service fee income related to the Company's accounts receivable, serviced by others which declined due to substantially lower volumes and reduced loans fees and charges due to lower bank refinance and modification activity. Non-interest income was also reduced due to a decline in income from trading account securities of $117,000 as the market price of the Company's portfolio of small thrift and community bank stocks did not increase at the same pace as during the prior year. The prior year also included a loan loss settlement of $92,000 regarding losses on medical lease loans previously charged-off. These decreases in non-interest income were offset by increased rental income from the Dyer office location in the amount of $60,000. The Dyer office location is currently fully leased.

In addition, the Company also recorded a loss of $82,000 and $90,000 for the years ended December 31, 2004 and 2003, respectively, related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an offsetting $140,000 in federal income tax credits during both years which resulted in the reduction of the Company's effective income tax rate.

NON-INTEREST EXPENSE. The Company's non-interest expense increased $238,000 to $4.3 million for the year ended December 31, 2004 compared to $4.0 million for the year ended December 31, 2003. The increase in non-interest expense resulted primarily from increased staffing costs of $226,000, due to normal salary and benefit increases of $112,000, increased pension expense of $84,000 and increased ESOP expense of $45,000 as a result of the increase in the price of the Company's stock between the periods and increased data processing costs of $37,000 due to increased processing charges and internet banking expense. Offsetting these increases was reduction in occupancy and equipment expenses of $60,000 due to a decrease in real estate and personal property tax expense.

INCOME TAXES. The Company recorded a provision for income taxes of $350,000, or an effective tax rate of 28.4% for the year ended December 31, 2004 compared to $571,000, or an effective tax rate of 32.6% for the year ended December 31, 2003. Both periods were positively impacted by the recognition of approximately $140,000 in low-income housing tax credits which have a greater impact on the effective tax rate in a lower earnings period compared to a higher earnings period.

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

Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive loans. At December 31, 2004, adjustable-rate or short term (three years or less) loans represented $45.9 million, or 34.9% of the total loan portfolio. Second, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 2004 the Company had $21.6 million of regular savings accounts, $14.9 million of money market accounts and $12.6 million of NOW, checking and club accounts. Overall, these accounts comprised 42.5% of the Company's total deposit base. Finally, a portion of the Company's recent borrowings have terms to maturity or call of three years or more. At December 31, 2004, $5.0 million or 26.1% of the Company's borrowings had remaining terms to maturity or call of three years or more.

One approach used by management to monitor its exposure to interest rate risk is the NPV analysis. The NPV represents the excess of the present value of expected cash flows from assets over the present value of expected cash flows from liabilities. The NPV model estimates the sensitivity of the Bank's NPV over a series of instantaneous and sustained parallel shifts in interest rates.

Presented below, as of December 31, 2004 and 2003, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve in 100 basis point (1%) increments, up to 300 basis points and down 100 basis points in 2004 and 2003 in accordance with OTS regulations. As illustrated in the table, the Bank's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Bank would pay on its deposits in the event of a rate increase would increase more rapidly than the yield on its assets because the Bank's deposits generally have shorter periods to repricing.



                             NET PORTFOLIO BALANCES
                             YEAR ENDED DECEMBER 31,


      Assumed                     2004                          2003
 Change in Interest               ----                          ----
Rates (Basis Points)  $ Amount  $ Change  % Change  $ Amount  $ Change  % Change
--------------------  --------  --------  --------  --------  --------  --------

        +300           12,739    (5,814)    (31)     12,562    (5,950)     (32)
        +200           14,937    (3,616)    (19)     14,769    (3,743)     (20)
        +100           17,002    (1,550)     (8)     16,821    (1,691)      (9)
                       18,553                        18,512
        -100           19,317       764       4      19,003       491        3



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

The primary investing activity of the Company is the origination and purchase of real estate and other loans. During the years ended December 31, 2004, and 2003, the Company's disbursements for loan originations totaled $35.2 million, and $40.9 million, respectively, and loan purchases totaled $13.7 million and $11.1 million, respectively.

For the year ended December 31, 2004, the Company experienced a net increase in deposits (including the effect of interest credited) of $7.3 million as compared to a net decrease in deposits of $1.0 million during 2003. New FHLB advances in fiscal 2004 totaled $5.0 million, compared to $1.0 million in fiscal 2003. FHLB advances of $2.2 million and $5.2 million were repaid in fiscal 2004 and 2003, respectively.

The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances, at December 31, 2004, the Company's borrowing limit from the FHLB of Indianapolis was approximately $55.9 million, with unused borrowing capacity of $35.9 million at that date.

The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2004 and 2003, cash and cash equivalents totaled $8.4 million and $7.2 million, respectively.

At December 31, 2004, the Company had outstanding loan origination commitments of $895,000, undisbursed loans in process of $1.4 million and approved but unused lines of credit of $9.5 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 2004 totaled $44.9 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

The OTS capital regulations require savings institutions to meet two minimum capital standards: a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. The Bank satisfied these minimum capital standards at December 31, 2004 with a leverage capital ratio of 9.02% and a total risk-based capital ratio of 15.44%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings institution must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. The Bank did not pay a dividend to the Company during the years ended December 31, 2004, 2003, and 2002. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

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

IMPACT OF NEW ACCOUNTING STANDARDS

In March 2004, the FASB reached a consensus of EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance for determining when an investment is impaired and whether the impairment is other than temporary. EITF 03-1 also incorporates into its consensus the required disclosures about unrealized losses on investments announced by the EITF in late 2003 and adds new disclosure requirements relating to cost-method investments. The new disclosure requirements are effective for annual reporting periods ending after June 15, 2004 and the new impairment accounting guidance was to become effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB delayed the effective date of EITF 03-1 for measurement and recognition of impairment losses until implementation guidance is issued. Adoption of the impairment guidance contained in EITF 03-1 is not expected to have a material impact on the Company's financial position or results of operations.

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

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
AMB Financial Corp.

We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.





January 14, 2005
Palos Hills, Illinois

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------

                 Consolidated Statements of Financial Condition

                                                                                       December 31,
                                                                               ----------------------------
                                                                                   2004            2003
                                                                               ------------    ------------
Assets
------
Cash and amounts due from depository institutions                              $  3,928,798       3,574,488
Interest-bearing deposits                                                         4,423,977       3,660,301
                                                                               ------------    ------------
    Total cash and cash equivalents                                               8,352,775       7,234,789
Investment securities, available for sale, at fair value (note 2)                 2,600,835       2,147,354
Trading securities (note 3)                                                         514,953         498,428
Mortgage-backed securities, available for sale, at fair value (note 4)            2,286,235       3,155,454
Loans receivable (net of allowance for loan losses:
   2004 - $715,979; 2003 - $1,033,226) (note 5)                                 129,342,486     120,208,826
Investment in limited partnership (note 6)                                          869,698         951,998
Stock in Federal Home Loan Bank of Indianapolis, at cost                          1,765,200       1,687,200
Accrued interest receivable (note 7)                                                632,612         621,067
Office properties and equipment - net (note 8)                                    2,432,409       2,553,884
Bank owned life insurance                                                         3,373,112       3,314,147
Prepaid expenses and other assets (note 9)                                        4,923,360       3,591,650
                                                                               ------------    ------------

    Total assets                                                                157,093,675     145,964,797
                                                                               ============    ============
Liabilities and Stockholders' Equity
------------------------------------
Liabilities:
------------

Deposits (note 10)                                                              115,658,741     108,334,324
Borrowed money (note 11)                                                         18,953,995      16,129,714
Junior subordinated debentures (note 12)                                          5,000,000       5,000,000
Note payable                                                                        620,910         769,593
Advance payments by borrowers for taxes and insurance                             1,309,515         709,515
Other liabilities (note 13)                                                       2,141,097       2,502,042
                                                                               ------------    ------------
    Total liabilities                                                           143,684,258     133,445,188
                                                                               ------------    ------------
Stockholders' Equity:
---------------------
Preferred stock, $.01 par value: authorized 100,000 shares; none outstanding           --              --
Common stock, $.01 par value: authorized 1,900,000 shares; 1,686,169 shares issued and 985,761 shares outstanding at December 31, 2004 and 949,379
   shares outstanding at December 31, 2003                                           16,862          16,862
Additional paid-in capital                                                       11,227,535      11,066,882
Retained earnings, substantially restricted                                       9,458,798       9,006,790
Accumulated other comprehensive income, net of income taxes                           5,185          54,067
Treasury stock, at cost (700,408 and 736,790 shares at
   December 31, 2004 and 2003)                                                   (7,209,033)     (7,445,132)
Common stock acquired by Employee Stock Ownership Plan                              (89,930)       (179,860)
                                                                               ------------    ------------
    Total stockholders' equity (notes 17 and 18)                                 13,409,417      12,519,609
                                                                               ------------    ------------
Commitments and contingencies (notes 19 and 20)

    Total liabilities and stockholders' equity                                 $157,093,675     145,964,797
                                                                               ============    ============

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------

                        Consolidated Statements of Income

                                                                     Years Ended December 31,
                                                           --------------------------------------------
                                                               2004            2003            2002
                                                           ------------    ------------    ------------
Interest income:
  Interest on loans                                        $  7,541,266       7,687,977       8,131,998
  Interest on mortgage-backed securities                        123,039         173,820         200,815
  Interest on investment securities                              80,687         200,850         274,428
  Interest on interest-bearing deposits                          67,644          87,700         141,599
  Dividends on Federal Home Loan Bank stock                      74,646          84,646          98,476
                                                           ------------    ------------    ------------
     Total interest income                                    7,887,282       8,234,993       8,847,316
                                                           ------------    ------------    ------------
Interest expense:
  Interest on deposits                                        2,269,027       2,664,347       3,293,445
  Interest on borrowings                                      1,164,386       1,239,182       1,399,423
                                                           ------------    ------------    ------------
     Total interest expense                                   3,433,413       3,903,529       4,692,868
                                                           ------------    ------------    ------------

     Net interest income                                      4,453,869       4,331,464       4,154,448
Provision for loan losses (note 5)                              189,198         213,604         392,027
                                                           ------------    ------------    ------------
     Net interest income after provision for loan losses      4,264,671       4,117,860       3,762,421
                                                           ------------    ------------    ------------

Non-interest income:
  Loan fees and service charges                                 178,609         243,964         184,587
  Deposit related fees                                          474,634         567,039         489,075
  Other fee income                                              293,140         369,931         317,211
  Rental income                                                 137,053          76,822         145,550
  Unrealized gain on trading securities - net                    27,494         130,209          36,120
  Gain on sale of trading securities                              6,876          21,082          21,563
  Gain on sale of investment securities                            --            28,937            --
  Gain from life insurance proceeds                              26,678            --              --
  Gain (loss) on sale of real estate owned                       14,445          24,047         (28,114)
  Loss from limited partnership (note 6)                        (82,300)        (90,602)        (87,683)
  Increase in cash surrender value of life insurance            134,608         151,427         157,613
  Loan loss settlement                                             --            92,261            --
  Other income                                                   28,637          56,544          99,063
                                                           ------------    ------------    ------------
     Total non-interest income                                1,239,874       1,671,661       1,334,985
                                                           ------------    ------------    ------------

Non-interest expense:
  Staffing costs (notes 14 and 15)                            2,184,709       1,959,331       1,799,088
  Advertising                                                   133,286         109,688          93,883
  Occupancy and equipment expenses (note 8)                     411,421         471,210         441,133
  Data processing                                               558,225         520,771         484,709
  Professional fees                                             250,856         248,002         231,027
  Federal deposit insurance premiums                             17,261          18,119          18,290
  Other                                                         718,304         709,103         651,918
                                                           ------------    ------------    ------------
     Total non-interest expense                               4,274,062       4,036,224       3,720,048
                                                           ------------    ------------    ------------

Income before income taxes                                    1,230,483       1,753,297       1,377,358
  Income taxes (note 16)                                        349,849         571,042         376,027
                                                           ------------    ------------    ------------

     Net income                                            $    880,634       1,182,255       1,001,331
                                                           ============    ============    ============

Earnings per share -
     Basic                                                 $        .94            1.31            1.02
     Diluted                                               $        .87            1.18             .97

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES
                                ----------------

           Consolidated Statements of Changes in Stockholders' Equity

                       Three Years Ended December 31, 2004

                                                                                 Accumulated                Common
                                                       Additional                   Other                    Stock
                                            Common       Paid-in      Retained  Comprehensive   Treasury    Acquired
                                             Stock       Capital      Earnings      Income       Stock       by ESOP       Total
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance at December 31, 2001              $    16,862   10,864,371    9,110,986      128,439   (8,043,498)    (359,720)  11,717,440
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Comprehensive income:
  Net income                                                          1,001,331                                           1,001,331
  Other comprehensive income, net of tax:
    Unrealized holding gain during the year                                           21,104                                 21,104
                                                                    -----------  -----------                            -----------
Total comprehensive income                                            1,001,331       21,104                              1,022,435

Purchase of treasury stock (89,250 shares)                                                       (862,460)                 (862,460)
Appreciation in fair value of shares
  charged to expense for ESOP plan                          68,087                                                           68,087
Contribution to fund ESOP loan                                                                                  89,930       89,930
Dividends declared on
  common stock ($.192 per share)                                       (189,612)                                           (189,612)
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance at December 31, 2002                   16,862   10,932,458    9,922,705      149,543   (8,905,958)    (269,790)  11,845,820
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Comprehensive income:
  Net income                                                          1,182,255                                           1,182,255
  Other comprehensive income, net of tax:
    Unrealized holding loss during the year                                          (60,894)                               (60,894)
    Less: Reclassification adjustment of
      gains included in net income                                                   (34,582)                               (34,582)
                                                                    -----------  -----------                            -----------
Total comprehensive income                                            1,182,255      (95,476)                             1,086,779

Purchase of treasury stock (37,625 shares)                                                       (457,240)                 (457,240)
Appreciation in fair value of shares
  charged to expense for ESOP plan                         132,525                                                          132,525
Contribution to fund ESOP loan                                                                                  89,930       89,930
Dividends declared on
  common stock ($.196 per share)                                       (177,153)                                           (177,153)
25% stock dividend, including
  impact of fractional shares                                1,899   (1,921,017)                1,918,066                   (1,052)
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance at December 31, 2003                   16,862   11,066,882    9,006,790       54,067   (7,445,132)    (179,860)  12,519,609
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Comprehensive income:
  Net income                                                            880,634                                             880,634
  Other comprehensive income, net of tax:
    Unrealized holding loss during the year                                          (48,882)                               (48,882)
                                                                    -----------  -----------                            -----------
Total comprehensive income                                              880,634      (48,882)                               831,752

Purchase of treasury stock (5,100 shares)                                                         (74,269)                  (74,269)
Exercise of 60,179 stock options,
  and reissuance of treasury stock                                     (204,454)                  310,368                   105,914
Repurchase of 10,537 stock options                        (108,215)                                                        (108,215)
Tax benefit related to stock options
  exercised                                                 91,568                                                           91,568
Appreciation in fair value of shares
  charged to expense for ESOP plan                         177,300                                                          177,300
Contribution to fund ESOP loan                                                                                  89,930       89,930
Dividends declared on
  common stock ($.24 per share)                                        (224,172)                                           (224,172)
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance at December 31, 2004              $    16,862   11,227,535    9,458,798        5,185   (7,209,033)     (89,930)  13,409,417
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========

See accompanying notes to consolidated financial statements.

                               AMB FINANCIAL CORP.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                                                                              Years Ended December 31,
                                                                                    --------------------------------------------
                                                                                        2004            2003            2002
                                                                                    ------------    ------------    ------------
Cash flows from operating activities:
 Net income                                                                         $    880,634       1,182,255       1,001,331
 Items not requiring (providing) cash:
     Depreciation                                                                        229,479         210,455         183,855
     Amortization of cost of stock benefit plans                                          89,930          89,930          89,930
     Amortization of premiums and accretion of discounts                                  26,291          29,962          (9,886)
     Federal Home Loan Bank stock dividend                                               (78,000)        (62,800)           --
     Net gains on sale of securities                                                      (6,876)        (50,019)        (21,563)
     Net (gain) loss on sale of real estate owned                                        (14,445)        (24,047)         28,114
     Provision for loan losses                                                           189,198         213,604         392,027
     Loss from limited partnership                                                        82,300          90,602          87,683
     Increase in cash surrender value of life insurance                                 (134,608)       (151,427)       (157,613)
     Gain from life insurance proceeds                                                   (26,678)           --              --
     Unrealized gain on trading securities                                               (27,494)       (130,209)        (36,120)
     Proceeds from sale of trading securities                                             17,845         219,957          75,000
     Purchase of trading account securities                                                 --            (1,166)           --
     Decrease in net deferred yield adjustments on loans                                  62,280          74,997           4,517
     (Decrease) increase in accrued and deferred taxes                                  (381,511)        211,834         193,527
     (Increase) decrease in accrued interest receivable                                  (11,545)         82,860         (15,837)
     Increase (decrease) in accrued interest payable                                       2,410         (19,124)        (23,505)
     (Increase) decrease in purchased accounts receivable                             (1,000,483)      1,515,128        (534,313)
     (Decrease) increase in deferred compensation                                         (3,677)         82,029          88,915
     Other, net                                                                          (67,974)        416,346        (728,765)
                                                                                    ------------    ------------    ------------
Net cash provided (for) by operating activities                                         (172,924)      3,981,167         617,297
                                                                                    ------------    ------------    ------------
Cash flows from investing activities:
     Proceeds from sales of investment securities                                           --         1,198,074            --
     Proceeds from maturities of investment securities                                 1,950,000       4,500,000       3,750,000
     Purchase of investment securities                                                (2,444,433)     (2,185,124)     (6,024,382)
     Proceeds from repayments of mortgage-backed securities                              802,409       1,732,082       1,421,032
     Purchase of mortgage-backed securities                                                 --        (2,300,651)     (1,002,554)
     Purchase of loans                                                               (13,655,632)    (11,133,952)    (13,819,376)
     Loan disbursements                                                              (35,221,104)    (40,863,047)    (33,281,795)
     Loan repayments                                                                  39,057,564      45,755,092      44,795,495
     Proceeds from sale of real estate owned                                             508,516         191,055         162,467
     Proceeds from life insurance policy                                                 102,321            --              --
     Property and equipment expenditures, net                                           (108,004)       (338,814)       (432,613)
                                                                                    ------------    ------------    ------------
Net cash provided for investing activities                                            (9,008,363)     (3,445,285)     (4,431,726)
                                                                                    ------------    ------------    ------------
Cash flows from financing activities:
     Net increase (decrease) in deposits                                               7,324,417        (996,657)      7,120,836
     Proceeds from borrowed money                                                      5,000,000       1,000,000            --
     Repayment of borrowed money                                                      (2,175,719)     (5,167,185)     (3,658,939)
     Repayment of notes payable                                                         (148,683)       (157,450)       (159,107)
     Proceeds from issuance of capital trust securities                                     --              --         5,000,000
     Increase (decrease) in advance payments by borrowers for taxes and insurance        600,000         303,142         (46,446)
     Proceeds from exercise of stock options                                             105,914            --              --
     Repurchase of stock options                                                        (108,215)           --              --
     Purchase of treasury stock                                                          (74,269)       (457,240)       (862,460)
     Dividends paid on common stock                                                     (224,172)       (178,205)       (189,612)
                                                                                    ------------    ------------    ------------
Net cash provided by (for) financing activities                                       10,299,273      (5,653,595)      7,204,272
                                                                                    ------------    ------------    ------------

Net change in cash and cash equivalents                                                1,117,986      (5,117,713)      3,389,843
Cash and cash equivalents at beginning of year                                         7,234,789      12,352,502       8,962,659
                                                                                    ------------    ------------    ------------

Cash and cash equivalents at end of year                                            $  8,352,775       7,234,789      12,352,502
                                                                                    ============    ============    ============


Supplemental disclosure of cash flow information: Cash paid during the year for:
      Interest                                                                      $  3,431,003       3,922,653       4,716,373
      Income taxes                                                                       731,000         359,208         182,500
  Non-cash investing activities:
      Transfer of loans to real estate owned                                        $    434,034          62,811         104,197

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

       The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and to general practice within the thrift industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The following is a description of the more significant policies which the Bank follows in preparing and presenting its consolidated financial statements.

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

       Trading Securities
       ------------------

       Trading account securities are recorded at fair value. Realized and unrealized gains and losses on trading account securities are reflected in non-interest income in the consolidated statements of income

       Loans Receivable and Related Fees
       ---------------------------------

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

       The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the remaining loans which are evaluated for impairment, management has determined that there were no material amounts of loans which met the definition of an impaired loan during the years ended December 31, 2004 and 2003 and two loans to be evaluated for impairment at December 31, 2004.

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

       Weighted average shares used in calculating earnings per share are summarized below.

                                                               Years Ended December 31,
                                                       ----------------------------------------
                                                          2004            2003          2002
                                                       ----------      ---------      ---------
       Weighted average number of common shares
         outstanding used in basic EPS calculation        974,218        954,485      1,045,628
       Reduction for common shares not yet
         released by Employee Stock Ownership Plan        (33,470)       (50,202)       (66,934)
                                                       ----------      ---------      ---------
       Total weighted average common shares
         outstanding for basic computation                940,748        904,283        978,694
       Add common stock equivalents for shares
         issuable under Stock Option Plans                 66,960        100,611         51,604
                                                       ----------      ---------      ---------
       Weighted average number of shares outstanding
         adjusted for common stock equivalents          1,007,708      1,004,894      1,030,298
                                                       ==========      =========      =========

       Net income                                      $  880,634      1,182,255      1,001,331
       Basic earnings per share                        $      .94           1.31           1.02
       Diluted earnings per share                      $      .87           1.18            .97

       Reclassifications
       -----------------

       Certain 2002 and 2003 amounts have been reclassified to conform with the 2004 presentation.

2)     Investment Securities, Available for Sale
       -----------------------------------------

       The amortized cost and fair value of investment securities available for sale are as follows:

                                                      Gross       Gross
                                      Amortized    Unrealized   Unrealized     Fair
                                         Cost         Gains       Losses       Value
                                      ----------   ----------   ----------   ----------
       December 31, 2004
       -----------------
       United States Government
          and agency obligations      $2,433,460        2,491       17,263    2,418,688
       Marketable equity securities      171,010       11,137         --        182,147
                                      ----------   ----------   ----------   ----------

                                      $2,604,470       13,628       17,263    2,600,835
                                      ==========   ==========   ==========   ==========

       December 31, 2003
       -----------------
       United States Government
          and agency obligations      $1,258,132        7,149         --      1,265,281
       Corporate debt securities         703,203          282          692      702,793
       Marketable equity securities      164,660       14,620         --        179,280
                                      ----------   ----------   ----------   ----------

                                      $2,125,995       22,051          692    2,147,354
                                      ==========   ==========   ==========   ==========

       The contractual maturity of the above investments is summarized as follows:

                                                   December 31, 2004         December 31, 2003
                                                -----------------------   -----------------------
                                                 Amortized      Fair      Amortized       Fair
       Term to Maturity                            Cost         Value        Cost         Value
       ----------------                         ----------   ----------   ----------   ----------
       Due in one year or less                  $  398,201      396,938      703,203      702,793
       Due after one year through five years     1,500,000    1,484,000    1,258,132    1,265,281
       Due after five years through ten years      535,259      537,750         --           --
       Marketable equity securities                171,010      182,147      164,660      179,280
                                                ----------   ----------   ----------   ----------

                                                $2,604,470    2,600,835    2,125,995    2,147,354
                                                ==========   ==========   ==========   ==========

       There were no sales of investment securities, available for sale during the year ended December 31, 2004. Proceeds from sales of investment securities, available for sale during the year ended December 31, 2003 were $1,198,074 with gross gains of $29,697 and gross losses of $760 realized on those sales. There were no sales of investment securities, available for sale during the year ended December 31, 2002. The change in net unrealized gains and losses during the current year of $24,994, net of the tax effect of $9,998, resulted in a $14,996 charge to stockholders' equity.

3)     Trading Securities
       ------------------

       Trading securities are accounted for at their current fair values. Trading securities at December 31, 2004 consists of equity securities (common stock with a carrying value of $514,953). Approximately $376,000 of the common stock investment at December 31, 2004 is pledged as collateral for a revolving line of credit as discussed in Note 11. Trading securities at December 31, 2003 also consists of equity securities (common stock with a carrying value of $498,428). The adjustment of these securities to their current fair values has resulted in a net unrealized gain of $27,494, $130,209 and $36,120 for the years ended December 31, 2004, 2003 and 2002. Proceeds from sales of trading securities during the years ended December 31, 2004, 2003 and 2002 were $17,845, $119,957 and $75,000 with gross gains of $6,876, $21,082 and
       $21,563 realized on those sales.

4)     Mortgage-Backed Securities, Available for Sale
       ----------------------------------------------

       The amortized cost and fair value of mortgage-backed securities available for sale are as follows:

                                                           Gross       Gross
                                            Amortized   Unrealized   Unrealized     Fair
                                              Cost         Gains       Losses       Value
                                           ----------   ----------   ----------   ----------
       December 31, 2004
       -----------------
         Participation Certificates:
           FHLMC -- Fixed rate             $1,052,104       22,507       10,550    1,064,061
           FNMA  -- Adjustable rate            17,429         --             29       17,400
           FNMA  -- Fixed rate                874,397          153       11,648      862,902
           GNMA  -- Fixed rate                 83,545        8,723         --         92,268
         Collateralized Mortgage Obligations:
           FNMA  -- Fixed rate                246,484        3,120         --        249,604
                                           ----------   ----------   ----------   ----------

                                           $2,273,959       34,503       22,227    2,286,235
                                           ==========   ==========   ==========   ==========

       Weighted average interest rate            5.02%


       December 31, 2003
         Participation Certificates:
           FHLMC -- Fixed rate             $1,469,346       41,636        9,585    1,501,397
           FNMA  -- Adjustable rate            24,562         --             65       24,497
           FNMA  -- Fixed rate              1,189,846       20,165         --      1,210,011
           GNMA  -- Fixed rate                156,463       17,324         --        173,787
         Collateralized Mortgage Obligations:
           FNMA  -- Fixed rate                246,484         --            722      245,762
                                           ----------   ----------   ----------   ----------

                                           $3,086,701       79,125       10,372    3,155,454
                                           ==========   ==========   ==========   ==========

       Weighted average interest rate            5.16%

       There were no sales of mortgage-backed securities available for sale during the years ended December 31, 2004, 2003 and 2002. The change in net unrealized gains and losses during the current year of $56,477, net of the tax effect of $22,591, resulted in a $33,886 charge to stockholders' equity.

5)     Loans Receivable
       ----------------

       Loans receivable are summarized as follows:
                                                           December 31,
                                                  -----------------------------
                                                      2004             2003
                                                  ------------     ------------
       Mortgage loans:
          One-to-four family                      $ 87,606,849       78,947,907
          Multi-family                               7,319,556       11,128,195
          Nonresidential                            18,026,178       14,711,202
          Construction                               3,576,293        2,053,068
          Land                                       5,197,171        4,544,116
                                                  ------------      -----------
         Total mortgage loans                      121,726,047      111,384,488
                                                  ------------     ------------
       Other loans:
          Loans on deposit accounts                    159,563          179,818
          Equity lines of credit                     5,330,182        5,004,050
          Other consumer                             1,779,097        1,797,190
                                                  ------------     ------------
         Total other loans                           7,268,842        6,981,058
                                                  ------------     ------------
       Commercial business loans                     2,444,349        4,157,373
                                                  ------------     ------------
         Total loans receivable                    131,439,238      122,522,919
                                                  ------------     ------------
       Less:
          Loans in process                           1,412,577        1,359,292
          Net deferred yield adjustments               (31,804)         (78,425)
          Allowance for loan losses                    715,979        1,033,226
                                                  ------------     ------------

       Loans receivable, net                      $129,342,486      120,208,826
                                                  ============     ============

       Weighted average interest rate                     6.03%            6.26%

       Activity in the allowance for loan losses is summarized as follows:

                                                Years Ended December 31,
                                         --------------------------------------
                                            2004          2003          2002
                                         ----------    ----------    ----------
       Balance, beginning of year        $1,033,226       837,859       766,465
       Provision for loan losses            189,198       213,604       392,027
       Charge-offs                         (541,315)      (22,976)     (404,363)
       Recoveries                            34,870         4,739        83,730
                                         ----------    ----------    ----------

       Balance, end of year              $  715,979     1,033,226       837,859
                                         ==========    ==========    ==========

       Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 2004 and 2003 amounted to approximately $1,609,000 and $1,581,000, respectively. As of December 31, 2004 and 2003, the total investment in impaired loans was $213,000 and $609,000, respectively. The impaired loans at these dates were subject to an allowance for credit losses of $108,000 and $433,000, respectively, which is included in the above loan loss allowance.

       For the years ended December 31, 2004 and 2003, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $81,000 and $68,000, respectively.

       Loans to directors and executive officers aggregated approximately $767,000 and $727,000 at December 31, 2004 and 2003, respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)     Investment in Limited Partnership
       ---------------------------------

       The investment in limited partnership of $869,698 and $951,998 at December 31, 2004 and 2003 represents a 39.60% equity in Pedcor Investments 1997 - XXXI ("Pedcor"), a limited partnership organized to build, own and operate a 56 unit apartment complex. The Bank has recorded its equity in the losses of Pedcor in the amount of $82,300, $90,602 and $87,683 for the years ended December 31, 2004, 2003 and 2002. Condensed financial statements for Pedcor are as follows:

                   Condensed Statements of Financial Condition
                   -------------------------------------------

                                                              December 31,
                                                        -----------------------
                                                           2004         2003
                                                        ----------   ----------
       Assets
       ------
       Cash                                             $    3,118        5,749
       Property and equipment                            3,532,134    3,632,988
       Land                                                112,000      112,000
       Other                                                45,119       70,263
                                                        ----------   ----------
           Total assets                                  3,692,371    3,821,000

       Liabilities
       -----------
       Notes payable - Bank                                529,608      633,749
       Notes payable - Other                             2,254,352    2,397,779
       Other liabilities                                   262,505      254,373
                                                        ----------   ----------
           Total liabilities                             3,046,465    3,285,901
                                                        ----------   ----------

       Partners' capital                                   645,906      535,099
                                                        ----------   ----------

           Total liabilities and partners' capital      $3,692,371    3,821,000
                                                        ==========   ==========



                                                Years Ended December 31,
                                         --------------------------------------
                                            2004          2003          2002
                                         ----------    ----------    ----------
       Condensed statement of operations

       Total revenues                    $  223,089       254,475       245,735
       Total expenses                       432,133       479,677       467,157
                                         ----------    ----------    ----------

           Net loss                      $ (209,044)     (225,202)     (221,422)
                                         ==========    ==========    ==========

7)     Accrued Interest Receivable
       ---------------------------

       Accrued interest receivable is summarized as follows:

                                                              December 31,
                                                        -----------------------
                                                           2004         2003
                                                        ----------   ----------
       Investment securities                            $   37,138       41,288
       Mortgage-backed securities                            9,507       13,266
       Loans receivable                                    699,643      703,838
       Allowance for uncollected interest                 (113,676)    (137,325)
                                                        ----------   ----------

                                                        $  632,612      621,067
                                                        ==========   ==========

8)     Office Properties and Equipment
       -------------------------------

       Office properties and equipment are summarized as follows:

                                                              December 31,
                                                        -----------------------
                                                           2004         2003
                                                        ----------   ----------
         Cost:
            Land        -  Munster                      $   40,669       40,669
                           Hammond                          33,300       33,300
                           Dyer                            300,000      300,000
            Building    -  Munster                         457,773      452,935
                           Hammond                         317,828      308,049
                           Dyer                          1,762,802    1,762,802
         Furniture and equipment                         1,914,817    1,834,082
                                                        ----------   ----------
                                                         4,827,189    4,731,837
                                                        ----------   ----------
         Less accumulated depreciation:
            Building    -  Munster                         424,008      419,943
                           Hammond                         268,040      259,131
                           Dyer                            288,057      228,725
            Furniture and equipment                      1,414,675    1,270,154
                                                        ----------   ----------
                                                         2,394,780    2,177,953
                                                        ----------   ----------

         Net book value                                 $2,432,409    2,553,884
                                                        ==========   ==========

       Depreciation of office properties and equipment for the years ended December 31, 2004, 2003 and 2002 amounted to $229,479, $210,455 and
       $183,855, respectively.

       The Bank owns a three story office building in Dyer, Indiana, which is one-third utilized by the Bank as its branch office location. An additional one-third of the building is leased to a third party at a current annual lease rent of $69,539. This lease commenced on June 1, 2002 and terminates May 31, 2007 subject to two five-year lease renewal options. One half of the remaining third of the building is being leased to a third-party at a current annual lease rent of $32,418. This lease commenced on October 1, 2003 and terminates September 30, 2009 subject to two six-year lease renewal options. The remainder of the building is being leased to a third-party at a current annual lease rent of $33,700. This lease commenced on January 1, 2004 and terminates December 31, 2008 subject to two five-year lease renewal options.

9)     Prepaid Expenses and Other Assets
       ---------------------------------

       Prepaid expenses and other assets consist of the following:

                                                                     December 31,
                                                               -----------------------
                                                                  2004         2003
                                                               ----------   ----------
       Prepaid insurance premiums                              $   64,279       72,059
       Prepaid pension cost                                       267,349      254,851
       Prepaid statutory trust preferred fees                     173,621      180,040
       Prepaid income taxes                                       444,533         --
       Other prepaid expenses                                      97,922      122,364
       Deferred federal and state income tax asset - net (a)      313,939      495,312
       Purchased accounts receivable (b)                        2,607,997    2,317,434
       Purchased accounts receivable, serviced by others          750,000       40,080
       Miscellaneous                                              203,720      109,510
                                                               ----------   ----------

                                                               $4,923,360    3,591,650
                                                               ==========   ==========

       (a) Significant components of the deferred tax assets and liabilities are as follows:

                                                                     December 31,
                                                               -----------------------
                                                                  2004         2003
                                                               ----------   ----------
       Deferred tax assets:
         Loan fees deferred for financial reporting purposes   $     --         10,058
         Deferred compensation                                    317,258      318,728
         Nondeductible incentive plan expense                       6,957        6,957
         Book allowance for loan losses                           286,392      413,290
         Allowance for uncollected interest                        45,470       16,068
                                                               ----------   ----------

            Total deferred tax assets                             656,077      765,101
                                                               ----------   ----------

       Deferred tax liabilities:
         Accelerated tax depreciation                              40,613       31,198
         Federal Home Loan Bank stock dividend                     63,840       33,600
         Pension expense                                          106,940      101,940
         Unrealized gain on securities available for sale           3,456       36,045
         Unrealized gain on trading account securities             68,680       57,682
         Other                                                     58,609        9,324
                                                               ----------   ----------

            Total deferred tax liabilities                        342,138      269,789
                                                               ----------   ----------

            Net deferred tax benefit                           $  313,939      495,312
                                                               ==========   ==========

       (b) The Bank has entered into a program to purchase and manage the accounts receivable of credit- worthy merchants with required repurchase of delinquent accounts and with the merchant's repurchase obligation supported by a cash collateral reserve account. For each merchant, the Bank establishes a maximum amount of purchased receivables allowed to be outstanding at any one time. At December 31, 2004 and 2003, this amount was $2,567,000 and $1,869,000, respectively.

10)    Deposits
       --------

       Deposit accounts are summarized as follows:

                                                           December 31,
                                                   ---------------------------
                                                       2004           2003
                                                   ------------   ------------
       Passbook accounts                            $ 21,604,225     19,849,910
       Demand deposits and NOW accounts               12,621,433     10,434,381
       Money market accounts                          14,879,626     14,107,218
                                                   ------------   ------------

                                                      49,105,284     44,391,509
                                                   ------------   ------------
       Certificates of deposit by interest rate:
            0.76 - 1.00%                                773,949        228,148
            1.01 - 2.00                              14,249,174     21,050,417
            2.01 - 3.00                              37,430,445     23,108,473
            3.01 - 4.00                               9,870,784     11,830,735
            4.01 - 5.00                               3,934,263      6,842,225
            5.01 - 6.00                                 252,953        497,752
            6.01 - 7.00                                  41,889        385,065
                                                   ------------   ------------

                                                     66,553,457     63,942,815
                                                   ------------   ------------

                                                   $115,658,741    108,334,324
                                                   ============   ============

       The weighted average rate on deposit accounts at December 31, 2004 and 2003 was 2.03% and 2.11%, respectively.

       The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $14,228,000 and $13,380,000 at December 31,
       2004 and 2003, respectively.

       A summary of certificates of deposit by maturity is as follows:

                                                            December 31,
                                                    ---------------------------
                                                        2004           2003
                                                    ------------   ------------
       Within 12 months                             $ 44,894,330     50,119,257
       12 months to 24 months                         17,949,310     11,426,769
       24 months to 36 months                          3,246,649      1,675,792
       36 months to 48 months                            404,556        580,536
       Over 48 months                                     58,612        140,461
                                                    ------------   ------------
           Total                                    $ 66,553,457     63,942,815
                                                    ============   ============

       Interest expense on deposits consists of the following:

                                                  Years Ended December 31,
                                           ------------------------------------
                                              2004         2003         2002
                                           ----------   ----------   ----------
       Passbook accounts                   $  261,513      279,357      334,092
       NOW accounts                            60,788       67,798       79,088
       Money market accounts                  364,548      301,881      224,042
       Certificates of deposit              1,582,178    2,015,311    2,656,223
                                           ----------   ----------   ----------

           Total                           $2,269,027    2,664,347    3,293,445
                                           ==========   ==========   ==========

11)    Borrowed Money
       --------------

       Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:

                                                                 December 31,
                                              Interest  ----------------------------
       Maturity Date                            Rate        2004            2003
       -------------                            ----    ------------    ------------
       August 24, 2004                          4.80%   $       --         2,000,000
       April 13, 2005                           1.90       1,000,000            --
       August 24, 2005                          5.11       2,000,000       2,000,000
       January 23, 2006                         4.73       2,000,000       2,000,000
       May 1, 2006                              2.83       2,000,000            --
       August 23, 2006                          5.32       1,000,000       1,000,000
       December 18, 2006                        2.93       1,000,000       1,000,000
       August 25, 2008                          3.84       2,000,000            --
       May 15, 2009                             5.93         529,608         633,749
       August 16, 2010                          5.99       1,500,000       1,500,000
       September 20, 2010                       5.95       1,000,000       1,000,000
       December 20, 2010                        4.98       2,000,000       2,000,000
       March 22, 2011                           4.09         500,000         500,000
       July 15, 2015                            5.91         646,989         657,384
       November 16, 2020                        6.71       1,777,398       1,838,581

                                                        $ 18,953,995      16,129,714

       Weighted average interest rate                           4.70%           5.24%

       The Bank is required to maintain qualifying collateral for the Federal Home Loan Bank of Indianapolis representing approximately 170 percent of current Bank credit. At December 31, 2004, the Bank met this requirement. Assets which are eligible collateral for meeting the 170% coverage requirement include one- to-four family whole mortgage loans, government and agency securities including mortgage-backed securities insured or guaranteed by FHLMC, FNMA and GNMA, and high rated private mortgage-backed securities. The mortgage loans must not include participations, construction loans, loans which are not in the clear title of the institution, conventional mortgages with more than 30 years remaining to maturity, loans for more than 90% of the appraised value unless there is private or federal insurance, mortgages which are more than 60 days delinquent, or loans upon which any employee of the institution or the FHLB is personally liable.

       Interest expense on FHLB advances amounted to $899,497, $987,723 and $1,183,187 for the years ended December 31, 2004, 2003 and 2002, respectively.

       The Company has entered into a revolving line of credit in the maximum amount of $475,000. The loan will bear interest at one half percent under the Wall Street Journal prime rate. The Company may borrow up to 75% of the market value of the collateral security. At December 31, 2004, the Company pledged common stock with a market value of approximately $376,000 as collateral securing this line of credit. The Company did not borrow against this line of credit during the current year.

       In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carries an interest rate of 6.07% and matures in the year 2006. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan. At December 31, 2004, the balance of this loan amounted to $89,930.

12)    Guaranteed Preferred Beneficial Interest in Junior Subordinated
       ---------------------------------------------------------------
       Debentures
       ----------

       In March of 2002, the Company formed AMB Financial Statutory Trust I ("Trust"). The Trust is a statutory business trust and is wholly owned by the Company. The Trust issued $5.0 million of Trust Preferred Capital Securities (the "Capital Securities") as a participant in a pooled trust preferred securities offering concurrent with the issuance of the Capital Securities, the Trust issued trust common securities to the Company in the aggregate liquidation value of $155,000. The proceeds of the issuance of the Capital Securities and trust common securities were invested in the Company's junior subordinated debentures. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the trust preferred securities pay interest on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3-month LIBOR plus 3.60%, mature on March 27, 2032 and are non-callable for five years and, after that period, the securities may be called at any quarterly interest payment date at par. Distributions on the Capital Securities are payable quarterly. Interest expense for the years ended December 31, 2004, 2003 and 2002 amounted to $264,849, $251,338 and $215,996, respectively. The costs associated with the Capital Securities issuance have been capitalized and are being amortized over the estimated life of the securities.

13)    Other Liabilities
       -----------------

       Other liabilities include the following:


                                                               December 31,
                                                         -----------------------
                                                            2004         2003
                                                         ----------   ----------
       Accrued interest on deposits                      $    6,891        6,682
       Accrued interest on borrowings                        39,556       37,355
       Accrued bonus                                        110,065      128,483
       Accrued audit and accounting fees                     35,173       32,348
       Accrued real estate and personal property taxes      166,513      144,995
       Accrued income taxes                                    --        242,147
       Deferred compensation (see note 14)                  793,144      796,821
       Outstanding bank drafts                              807,319      810,908
       Miscellaneous accounts payable                       182,436      302,303
                                                         ----------   ----------

                                                         $2,141,097    2,502,042
                                                         ==========   ==========

14)    Benefit Plans
       -------------

       The Bank participates in an industry-wide, multi-employer, defined-benefit pension plan, which covers all full-time employees who have attained at least 21 years of age and completed one year of service. The Plan is administered by the Financial Institutions Retirement Fund. Calculations to determine full-funding status are made annually as of June 30. Contributions to the Plan for the Plan years ended June 30, 2005, 2004 and 2003 amounted to $264,569, $190,459 and $297,092, respectively. Pension expense for the years ended December 31, 2004, 2003 and 2002 amounted to $254,946, $171,324 and $251,407, respectively.
       Information regarding the Bank's share of assets and liabilities and plan benefit information of this plan is not available on an individual basis.

       Effective March 2002, the Bank commenced participation in the Financial Institutions Thrift Plan, which qualifies under Section 401(k) of the Internal Revenue Code and which covers substantially all employees. This plan calls for a discretionary contribution within specified limits and a matching Bank contribution equal to 25% of the first 6% of the employee contributions. Plan expense for the years ended December 31, 2004, 2003 and 2002 amounted to $15,286, $13,632 and $11,223, respectively.

       The Bank also has established two non-qualified 401(k) Plan for officers of the Bank. Both Plans provide participating officers the opportunity to defer up to 6% of their salary into a tax deferred accumulation for future retirement. In addition, the Bank has also established a Director Deferral Plan which provides participating directors with the opportunity to defer all or a portion of their fees over a predetermined period. All deferred non-qualified 401(k) Plan contributions and deferred director fees are credited with interest from the Bank at the rate of 10% per year. Interest credited by the Bank to the non-qualified plans and deferred director fees on accumulated funds was $77,227, $75,499 and $66,768 for the years ended December 31, 2004, 2003 and 2002, respectively.

15)    Director, Officer and Employee Plans
       ------------------------------------

       Stock Option Plan. In conjunction with the Conversion, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of options on shares of common stock authorized under the Plan is 210,772, equal to 10.0% of the total number of shares issued in the Conversion. As of October 23, 1996, 187,578 options were granted at $6.80 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant. The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 2004 and the stock options outstanding at the end of the respective periods.

                                                                                        Exercise Price
                                                                   Number of      ---------------------------
       Options                                                      Options        Per Share        Total
       -------                                                    ------------    ------------   ------------
       Outstanding at December 31, 2001                                187,578    $       6.80   $  1,275,530
       Granted                                                               0
       Exercised                                                             0
       Forfeited                                                             0
                                                                  ------------    ------------   ------------

       Outstanding at December 31, 2002                                187,578            6.80      1,275,530
       Granted                                                               0
       Exercised                                                             0
       Forfeited                                                             0
                                                                  ------------    ------------   ------------

       Outstanding at December 31, 2003                                187,578            6.80      1,275,530
       Granted                                                               0
       Exercised                                                       (70,716)           6.80       (480,869)
       Forfeited                                                             0
                                                                  ------------    ------------   ------------

       Outstanding at December 31, 2004                                116,862    $       6.80   $    794,661
                                                                  ============    ============   ============

       Exercisable at December 31, 2004                                116,862    $       6.80   $    794,661
                                                                  ============    ============   ============

       Options available for future grants at December 31, 2004         23,194

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

       The following summarizes the pro forma net income as if the fair value method of accounting for stock- based compensation plans had been utilized:

                                                           Years Ended December 31,
                                                  ------------------------------------------
                                                      2004           2003           2002
                                                  ------------   ------------   ------------
       Net income (as reported)                   $    880,634      1,182,255      1,001,331
       Pro forma net income                            880,634      1,182,255      1,001,331
       Diluted earnings per share (as reported)            .87           1.18            .97
       Pro forma diluted earnings per share                .87           1.18            .97

       The pro forma results presented above may not be representative of the effects reported in pro forma net income for future years.

       ------------------------------------------------

       Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 168,618 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $92,997, $96,694 and $99,216 for the years ended December 31, 2004, 2003 and 2002, respectively.

       Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended December 31, 2004, 2003 and 2002, additional compensation expense of $177,300, $132,525 and $68,087 was recognized as a result of implementation of this accounting principle.

16)    Income Taxes
       ------------

       The Bank had qualified under provisions of the Internal Revenue Code, which permitted it to deduct from taxable income an allowance for bad debt, which differed from the provision for such losses charged to income. Accordingly, retained earnings at December 31, 2004 includes approximately $1,950,000, for which no provision for income taxes has been made. If in the future this portion of retained earnings is distributed, or the Bank no longer qualifies as a bank for tax purposes, income taxes may be imposed at the then applicable rates.

       The provision for income taxes consists of the following:

                                                  Years Ended December 31,
                                           ------------------------------------
                                              2004         2003         2002
                                           ----------   ----------   ----------
       Current                             $  135,887      520,942      336,456
       Deferred                               213,962       50,100       39,571
                                           ----------   ----------   ----------

                                           $  349,849      571,042      376,027
                                           ==========   ==========   ==========

       A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                            Years Ended December 31,
                                                      ----------------------------------
                                                      2004           2003           2002
                                                      ----           ----           ----
       Statutory federal income tax rate              34.0%          34.0%          34.0%
       State income taxes                              5.6            5.3            5.4
       Low income housing credit                     (11.4)          (7.9)         (10.1)
       Cash surrender value of life insurance         (5.2)          (3.4)          (4.6)
       ESOP expense                                    5.7            3.0            2.0
       Other                                           (.3)           1.6             .6
                                                     -----          -----          -----

       Effective income tax rate                      28.4%          32.6%          27.3%
                                                     =====          =====          =====


       Deferred income tax expense consists of the following tax effects of timing differences:

                                                             Years Ended December 31,
                                                       -------------------------------------
                                                          2004         2003          2002
                                                       ----------   ----------    ----------
       Loan fees                                       $   10,058       (6,655)        7,772
       Federal Home Loan Bank stock dividend               30,240       33,600          --
       Depreciation                                         9,415       53,077        27,201
       Deferred compensation                                1,470      (32,811)      (35,566)
       Pension                                              5,000        8,142        93,798
       Book loan loss provision (in excess of)
          less than tax deduction                         126,898      (78,146)      (28,558)
       Recapture of bad debt reserve                         --        (19,082)      (19,081)
       Unrealized gain on trading account securities       10,998       52,083        14,448
       Other, net                                          19,883       39,892       (20,443)
                                                       ----------   ----------    ----------

                                                       $  213,962       50,100        39,571
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

       Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

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

       At December 31, 2004 and 2003, the Bank's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well- capitalized criteria under prompt corrective action provision, are as follows:

                                                                                    To Be Well-
                                                                                 Capitalized Under
                                                          For Capital            Prompt Corrective
                                    Actual             Adequacy Purposes         Action Provisions
                                    ------             -----------------         -----------------
                                Amount     Ratio         Amount     Ratio         Amount     Ratio
                                ------     -----         ------     -----         ------     -----
       December 31, 2004
       -----------------

       Tangible              $14,030,787    9.02%     $ 2,334,000    1.50%     $     N/A       N/A%
       Core                   14,030,787    9.02        4,667,000    3.00        7,779,000    5.00
       Risk-based             14,623,766   15.44        7,580,000    8.00        9,474,000   10.00

       December 31, 2003

       Tangible              $12,657,723    8.78%     $ 2,163,000    1.50%     $     N/A       N/A%
       Core                   12,657,723    8.78        4,326,000    3.00        7,211,000    5.00
       Risk-based             13,242,949   15.23        6,956,000    8.00        8,695,000   10.00

                                          Tangible        Core       Risk-based
                                          Capital       Capital       Capital
                                          -------       -------       -------
       December 31, 2004
       -----------------

       Stockholders' equity            $ 14,035,972    14,035,972    14,035,972
       Unrealized gain on securities
        available for sale,
        net of taxes                         (5,185)       (5,185)       (5,185)
       General loss allowances                  --            --        607,979
       Direct equity investments                --            --        (15,000)

       Regulatory capital computed     $ 14,030,787    14,030,787    14,623,766

       -------------------------------------------

                                          Tangible        Core       Risk-based
                                          Capital       Capital       Capital
                                          -------       -------       -------
       December 31, 2003

       Stockholders' equity            $ 12,711,621    12,711,621    12,711,621
       Unrealized gain on securities
        available for sale,
        net of taxes                        (53,898)      (53,898)      (53,898)
       General loss allowances                  --            --        600,226
       Direct equity investments                --            --        (15,000)

       Regulatory capital computed     $ 12,657,723    12,657,723    13,242,949



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

       Commitments to originate mortgage loans of $895,500, with fixed rates ranging from 4.50% to 7.25%, at December 31, 2004, represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

       The Bank has approved, but unused, home equity lines of credit of approximately $7,940,000 at December 31, 2004. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $1,537,000 at December 31, 2004. The Bank also has approved but unused credit card lines of credit of approximately $868,000.

       The Bank is currently participating with several local financial institutions in credit enhancement agreements with in-state municipalities to guarantee the repayment on municipal revenue bonds. The Bank has accepted credit risk on these various municipal projects in the amount of approximately $960,000. These credit enhancements are in cooperation with the Federal Home Loan Bank of Indianapolis ("FHLB") and have pledging requirements as part of the qualifying collateral agreement with FHLB. Additionally, at December 31, 2004, the Bank had issued standby letters of credit totaling approximately $261,000 to guarantee the performance of a customer to a third party.

20)    Contingencies
       -------------

       The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.


21)    Subsequent Event
       ----------------

       On January 26, 2005, the Company declared a quarterly cash dividend of $.06 per share, totaling $59,146, payable February 18, 2005 to shareholders of record as of February 4, 2005.

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

22)    Disclosures About the Fair Value of Financial Instruments (continued)
       ---------------------------------------------------------------------

       The estimated fair value of the Company's financial instruments as of December 31, 2004 and 2003 are as follows:

                                                        December 31, 2004
                                                        -----------------
                                                     Carrying          Fair
                                                      Amount           Value
                                                      ------           -----
       Financial assets:
          Cash and cash equivalents                $  8,352,775      8,352,775
          Investment securities,
           available for sale                         2,600,835      2,600,835
          Trading securities                            514,953        514,953
          Mortgage-backed securities,
           available for sale                         2,286,235      2,286,235
          Loans receivable                          129,342,486    132,419,000
          Accrued interest receivable                   632,612        632,612

       Financial liabilities:
          Deposits                                 $115,658,741    115,523,000
          Borrowed money                             18,953,995     19,458,000
          Accrued interest payable                       46,447         46,447



                                                        December 31, 2003
                                                        -----------------
                                                     Carrying          Fair
                                                      Amount           Value
                                                      ------           -----
       Financial assets:
           Cash and cash equivalents               $  7,234,789      7,234,789
           Investment securities,
            available for sale                        2,147,354      2,147,354
           Trading securities                           498,428        498,428
           Mortgage-backed securities,
            available for sale                        3,155,454      3,155,454
           Loans receivable                         120,208,826    123,330,000
           Accrued interest receivable                  621,067        621,067

       Financial liabilities:
           Deposits                                $108,334,324    109,007,000
           Borrowed money                            16,129,714     17,505,000
           Accrued interest payable                      44,037         44,037

23)    Condensed Parent Company Only Financial Statements
       --------------------------------------------------

       The following condensed statement of financial condition, as of December 31, 2004 and 2003 and condensed statements of income and cash flows for the years ended December 31, 2004, 2003 and 2002 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

                   Condensed Statements of Financial Condition
                   -------------------------------------------

                                                            December 31,
                                                            ------------
                                                        2004            2003
                                                        ----            ----
       Assets
       Cash and cash equivalents                    $  3,263,077      3,428,494
       Investment securities, available for sale         -              200,293
       Trading securities                                514,953        498,428
       Loans receivable                                   89,930        179,860
       Investment in American Savings, FSB            13,522,813     12,416,979
       Investment in AMB Financial Statutory
        Trust I                                          155,000        155,000
       Prepaid expenses and other assets                 557,965        546,510
                                                    ------------   ------------
         Total assets                                 18,103,738     17,425,564
                                                    ============   ============
       Liabilities and Stockholders' Equity

       Liabilities:
       Junior subordinated debentures                  5,155,000      5,155,000
       Accrued taxes and other liabilities                52,480         45,597
                                                    ------------   ------------
         Total liabilities                             5,207,480      5,200,597
                                                    ------------   ------------
       Stockholders' Equity:
       Common stock                                       16,862         16,862
       Additional paid-in capital                     10,629,631     10,646,278
       Retained earnings                               9,458,798      9,006,790
       Accumulated other comprehensive income            -                  169
       Treasury stock                                 (7,209,033)    (7,445,132)
                                                    ------------   ------------
         Total stockholders' equity                   12,896,258     12,224,967
                                                    ------------   ------------
                                                    $ 18,103,738     17,425,564
                                                    ============   ============

                         Condensed Statements of Income
                         ------------------------------

                                                   Years Ended December 31,
                                                   ------------------------
                                                 2004        2003        2002
                                                 ----        ----        ----

       Net interest income (expense)         $ (136,372)    (96,122)    (35,832)
       Gain on sale of trading securities         6,876      21,082      21,563
       Unrealized gain on trading
        securities                               27,494     130,209      36,120
       Other non-interest income                  4,359      43,667      16,185
       Non-interest expense                    (280,999)   (330,545)   (275,165)
                                             ----------   ---------   ---------
       Net loss before income taxes and
        equity in earnings of subsidiaries     (378,642)   (231,709)   (237,129)
       Benefit from income taxes                153,442      87,882      88,797
                                             ----------   ---------   ---------
       Net loss before equity in earnings
        of subsidiaries                        (225,200)   (143,827)   (148,332)
       Equity in earnings of subsidiaries     1,105,834   1,326,082   1,149,663
                                             ----------   ---------   ---------
         Net income                          $  880,634   1,182,255   1,001,331
                                             ==========   =========   =========

       --------------------------------------------------------------

                       Condensed Statements of Cash Flows
                       ----------------------------------

                                                                             Years Ended December 31,
                                                                             ------------------------
                                                                       2004            2003            2002
                                                                       ----            ----            ----
       Operating activities:
         Net income                                               $   880,634       1,182,255       1,001,331
         Equity in earnings of subsidiaries                        (1,105,834)     (1,326,082)     (1,149,663)
         Amortization of premiums and accretion of discounts               11           2,018           4,565
         Gain on sale of trading securities                            (6,876)        (21,082)        (21,563)
         Unrealized gain on trading securities held for trade         (27,494)       (130,209)        (36,120)
         Proceeds from sale of trading securities                      17,845         119,957          75,000
         Proceeds from redemption of trading securities                   --          100,000             --
         Purchase of trading securities                                   --           (1,166)            --
         Decrease (increase) in prepaid taxes and other assets         80,226          82,147        (309,167)
         Increase (decrease) in other liabilities                       6,883           1,870         (12,799)
                                                                  -----------     -----------     -----------
       Net cash provided (for) by operating activities               (154,605)          9,708        (448,416)
                                                                  -----------     -----------     -----------

       Investing activities:
         Investment in AMB Financial Statutory Trust I                    --              --         (155,000)
         Proceeds from maturities of investment securities            200,000       1,500,000         500,000
         Purchase of investment securities                                --         (700,063)     (1,506,531)
         Loan repayments                                               89,930          89,930          89,930
                                                                  -----------     -----------     -----------
       Net cash provided by (for) investing activities                289,930         889,867      (1,071,601)
                                                                  -----------     -----------     -----------

       Financing activities:
         Proceeds from issuance of junior
           subordinated debentures                                        --              --        5,155,000
         Proceeds from exercise of stock options                      105,914             --              --
         Repurchase of stock options                                 (108,215)            --              --
         Purchase of treasury stock                                   (74,269)       (457,240)       (862,460)
         Dividends paid on common stock                              (224,172)       (178,205)       (189,612)
                                                                  -----------     -----------     -----------
       Net cash provided (for) by investing activities               (300,742)       (635,445)      4,102,928
                                                                  -----------     -----------     -----------
       Net (decrease) increase in cash and cash equivalents          (165,417)        264,130       2,582,911
       Cash and cash equivalents at beginning of year               3,428,494       3,164,364         581,453
                                                                  -----------     -----------     -----------
       Cash and cash equivalents at end of year                   $ 3,263,077       3,428,494       3,164,364
                                                                  ===========     ===========     ===========

                               AMB Financial Corp.
                             Stockholder Information

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:30 a.m., on April 27, 2005, at the Company's corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

STOCK LISTING

The Company's stock is traded over the counter, on the NASDAQ Small Cap Market under the symbol "AMFC".

Price Range of Common Stock and Dividends

The table below shows the range of high and low sale prices and dividends paid in fiscal 2004.

            Quarter Ended               High          Low          Dividends
            -------------               ----          ---          ---------

           March 31, 2004              19.360        13.940         $0.060
           June 30, 2004               18.000        16.070         $0.060
           September 30, 2004          17.000        14.030         $0.060
           December 31, 2004           15.490        13.140         $0.060

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

As of December 31, 2004, the Company had 355 stockholders of record and 985,761 outstanding shares of common stock.

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

DIRECTORS OF THE BOARD                  AMB FINANCIAL CORP.
                                              OFFICERS

Clement B. Knapp, Jr.                   Clement B. Knapp, Jr.
President since 1977.                   Chairman of the Board,
President                               and Chief Executive Officer

Ronald W. Borto                         Louis A. Green
Director since 1986.                    Senior Vice-President

Donald L. Harle                         Daniel T. Poludniak
Director since 1995.                    Vice-President, Treasurer and
                                        Chief Financial Officer
Peter Korellis
Director since 2004.                    Denise L. Knapp
                                        Corporate Secretary
Michael Mellon
Director since 2004.                    Michael Mellon
                                        Executive Vice President
John G. Pastrick
Director since 1979.                    Todd Williams
                                        Vice President
Robert E. Tolley
Director since 1987


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