Form 10KSB/A, Exhibit 13
period 2004-12-31
AMB FINANCIAL CORP
filed 2006-01-27
CIK 915393

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

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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




/s/ Cobitz, Vandenberg & Fennessy
January 14, 2005
Palos Hills, Illinois

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