Form 10KSB, Exhibit 13
period 2005-12-31
AMB FINANCIAL CORP
filed 2006-03-31
CIK 915393

Exhibit 13

Annual Report

EXHIBIT 13

Annual Report to Stockholders

Table of Contents

President’s Message	2

Selected Consolidated Financial Information	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Independent Auditors’ Report	18

Consolidated Financial Statements	19

Stockholder Information	47

Corporate Information	48

President’s Message
To Our Stockholders

On behalf of AMB Financial Corporation (the Company), and its wholly owned subsidiary, American Savings, FSB (the Bank), I am pleased to present our 2005 annual financial report. We are pleased with our performance over the past twelve months, and the Board of Directors, Officers and Employees are optimistic regarding opportunities for improvement in the future.

Our goal, after 95 years of serving the community in Northwest Indiana, is to increase shareholder value while serving the needs of all stakeholders. The Company intends to remain an independent, local community financial institution by focusing on our strength of personalized customer service.

During the 2005 fiscal year total assets grew 8.51% to $170,465,876. The majority of this growth was realized in an 8.27% increase in loans receivable. Loans receivable increased $10,692,391 to $140,034,877. The growth in total assets was funded primarily through a 9.24% increase in deposits to $127,434,994.

The Bank experienced a slight shift in deposits as customers moved funds from liquid accounts to higher yield time deposits. Balances in passbook, demand deposit and money market accounts experienced an aggregate decrease of 7.65% to $45,350,029. This decline in deposits was offset by a 10.18% increase in certificates of deposits to $127,434,994. The customer shift in deposit preference has caused a compression effect on the Bank’s interest rate margin. If the yield curve remains flat, we expect this trend to continue.

Net income declined 2.37% from the previous year to $859,742. Net interest income after provision for loan losses dropped 2.44% to $4,160,410, and total non-interest expense increased 8.56% to $4,640,038. This activity was offset by a 35.74% increase in total non-interest income to $1,683,039. The gain in non-interest income is primarily attributed to the one time sale of stock for $345,166 in Intrieve Incorporated, the Bank’s data processing provider.

At the end of 2005 the Bank’s Chief Financial Officer, Dan Poludniak, retired after 22 years of service to the financial institution. Poludniak’s dedication to the Company will be sorely missed. He not only provided prudent financial guidance to the Company, but he also hallmarked his career with ethical decision-making and effective leadership that translated into a constructive work culture.

Scott Gyure, the Bank’s new Chief Financial Officer, filled the void created by Dan Poludniak’s retirement. He brings over 20 years of experience as a CFO with his previous employer to his new position. Gyure received his undergraduate degree from Purdue University Calumet and his Masters of Business Administration degree from Indiana University Northwest.

Our financial performance and stock performance are available on our website at http://www.ambfinancial.com. I urge you to visit our site to view this information and utilize its other services.
The entire staff of the Bank and the Company appreciates your commitment and support, and we look forward to a long and profitable relationship.

Sincerely,

/s/ Clement B. Knapp, Jr.
Clement B. Knapp, Jr.
President

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Dollars in thousands)

	At December 31,
	2005	2004	2003	2002	2001

SELECTED FINANCIAL DATA:

Total assets	$170,466	$157,094	$145,965	$149,672	$141,648
Loans receivable, net	140,035	129,342	120,209	114,318	112,513
Investment securities and interest bearing deposits	9,367	8,790	6,997	15,326	10,935
Mortgage-backed securities	1,664	2,286	3,155	2,643	3,023
Trading securities	329	515	498	566	583
Deposits	127,435	115,659	108,334	109,331	102,210
Borrowed funds	21,012	18,954	16,130	20,297	25,042
Guaranteed preferred beneficial interest in junior subordinated debentures	5,000	5,000	5,000	5,000	–
Stockholders' equity	14,145	13,409	12,520	11,846	11,717

	At or for the Year Ended December 31,
	2005	2004	2003	2002	2001

SELECTED FINANCIAL RATIOS AND OTHER DATA:
Return on average assets	0.53%	0.58%	0.78%	0.68%	0.65%
Return on average stockholders’ equity	6.20	6.78	9.72	8.36	7.99
Average stockholders’ equity to average assets	8.54	8.56	8.04	8.19	8.07
Stockholders’ equity to total assets	8.30	8.54	8.58	7.91	8.27
Interest rate spread during period	3.02	3.24	3.26	3.20	2.51
Net interest margin	3.05	3.26	3.23	3.18	2.54
Operating expenses to average assets	2.86	2.81	2.67	2.54	2.40
Efficiency ratio (1)	80.22	75.42	68.62	67.77	72.65
Non-performing assets to total assets	1.24	1.02	1.13	0.79	1.02
Allowance for loan losses to non-performing loans	50.80	44.50	65.35	78.24	60.99
Allowance for loan losses to loans receivable, net (2)	0.53	0.55	0.85	0.73	0.68
Ratio of average interest-earning assets to average interest-bearing liabilities	1.01x	1.01x	.99x	.99x	1.01x
Number of full-service offices	3	3	3	3	3

(1)	Non-interest expense divided by net-interest income plus non-interest income except for gains and losses on investments available for sale and other assets
(2)	Loans include loans, net, excluding the allowance for loan losses

SELECTED CONSOLIDATED FINANCIAL INFORMATION (cont.)
(Dollars in thousands except per share data)

	For the Year Ended December 31
	2005	2004	2003	2002	2001
SELECTED OPERATING DATA:

Total interest income	$8,585	$7,887	$8,235	$8,847	$9,500
Total interest expense	4,149	3,433	3,904	4,693	6,293
Net interest income	4,436	4,454	4,331	4,154	3,207
Provision for loan losses	275	189	214	392	152
Net interest income after provision for loan losses	4,161	4,265	4,117	3,762	3,055

Non-interest income:
Fees and service charges	1,122	946	1,181	991	780
Rental income	138	137	77	145	290
Gain on sale of securities	32	7	50	22	85
Unrealized gain (loss) on trading securities	(51)	27	130	36	99
Gain on sale of other assets	345	—	—	—	—
Gain (loss) on sale of real estate owned	(4)	14	24	(28)	—
Loss from investment in joint venture	(72)	(82)	(91)	(88)	(104)
Gain from life insurance proceeds	—	27	—	—	—
Increase in cash surrender value of life insurance	118	135	152	158	156
Loan loss settlement	—	—	92	—	—
Other	55	29	57	99	108
Total non-interest income	1,683	1,240	1,672	1,335	1,414

Non-interest expense:
Compensation and benefits	2,348	2,185	1,959	1,799	1,554
Advertising	180	133	110	94	57
Office occupancy and equipment expenses	428	411	471	441	465
Data processing	660	558	521	485	447
Federal deposit insurance premiums	16	17	18	18	18
Professional fees	243	251	248	231	210
Other	765	719	709	652	594
Total non-interest expense	4,640	4,274	4,036	3,720	3,345

Income before income taxes	1,204	1,231	1,753	1,377	1,124
Income tax provision	344	350	571	376	223
Net income	860	881	1,182	1,001	901

Basic earnings per share	$0.90	$0.94	$1.31	$1.02	$0.89
Diluted earnings per share	$0.85	$0.87	$1.18	$0.97	$0.87

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General AMB Financial Corp. (the "Company") is the thrift holding company for American Savings FSB, (the "Bank"), a federally chartered savings bank. Collectively, the Holding Company and the Bank are referred to herein as the "Company."

The Company's primary market area consists of the northwest portion of Lake County, Indiana. Business is conducted from its main office at 8230 Hohman Avenue, Munster, Indiana, as well as two full-service banking offices located in Dyer, and Hammond, Indiana. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one-to-four-family residences. To a lesser extent, funds are invested in commercial real estate, multi-family, consumer, commercial business, land and construction loans. The Company also invests in mortgage-backed and other investment securities and to a lesser extent, leases and equity securities.

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

The Company's results of operations are also affected by general economic conditions, the monetary and fiscal policies of Federal agencies and the policies of agencies that regulate financial institutions. Future changes in applicable laws, regulations or government policies may have a material impact on the Company. Lending activities are influenced by the demand for real estate loans and other types of loans, competition among lenders, the general level of real estate values, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (including rates on non-deposit investment alternatives), account maturities, and the levels of personal income and savings in the Company's market area.

Operating Strategy. The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution focused on serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one-to-four-family residential real estate; (ii) supplement its one-to-four-family residential lending activities with commercial real estate, multi-family, consumer, land, and construction, and commercial business loans; (iii) augment its lending activities with investments in purchased loans, leases, mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets when market conditions permit (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, to the extent practicable, the volume of the Company's assets and liabilities.

Management and the Board of Directors of the Company have sought to enhance shareholder value by using excess capital to repurchase outstanding shares when business and market conditions warrant.

Forward-Looking Statements. When used throughout this document, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected,” or similar expressions are intended to identify “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank’s market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans and real estate values in the Bank’s market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The factors listed above could affect the Company’s financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

The Company does not undertake, and specifically disclaims any obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Financial Condition. During the year ended December 31, 2005, the Company’s total assets increased by $13.4 million to $170.5 million from $157.1 million at December 31, 2004. Asset growth was primarily attributable to a $10.7 million increase in net loans receivable, primarily single-family residential loans. The growth in loans receivable was funded primarily with an increase in deposit balances, and to a lesser extent with additional borrowed funds.

Cash and short-term investments totaled a combined $9.0 million at December 31, 2005, an increase of $0.7 million, from the combined balance of $8.3 million at December 31, 2004. The Company continues to reinvest excess liquidity in overnight funds with the expectation that they will be readily available for investment in higher yielding assets as the upturn in the interest rate cycle continues.

Investment securities, available for sale, increased by $587,000 to $3.2 million at December 31, 2005. The increase reflects the purchase of $2.0 million in securities, offset by $1.4 million of securities which were called or matured. The purchases during the period were primarily U.S. government agency obligations. At December 31, 2005, the Company had an unrealized loss, net of taxes, on available for sale investment securities of $7,000.

Trading account securities decreased by $186,000 to $329,000 at December 31, 2005. The decrease is attributable to realized and unrealized losses from the portfolio of $8,000 offset by sales activity of $135,000. The Company’s trading portfolio consists primarily of holdings in community bank and thrift stocks.

Mortgage-backed securities, available for sale, totaled $1.7 million at December 31, 2005 compared to $2.3 million at December 31, 2004. There were no new purchases of mortgage-backed securities during the current year and as a result, the balance of mortgage-backed securities decreased by $622,000 due to amortization and prepayments. At December 31, 2005, the Company had an unrealized gain, net of taxes, on available for sale mortgage-backed securities of $11,000.

Loans receivable increased $10.7 million, or 8.3%, to $140.0 million at December 31, 2005 from $129.3 million at December 31, 2004. The Bank originated loans of $41.8 million and purchased loans totaling $11.8 million during the year ended December 31, 2005, compared to $35.2 million of originations and $13.7 million of purchases during the prior year. The purchased loans in the current year include $3.7 million in one-to-four family loans and $3.5 million in non-residential loans. Included in the one-to-four family purchases were $3.3 million of adjustable rate loans. Offsetting the originations and purchases were amortization and prepayments of loans totaling $41.9 million and $39.1 million for the years ended December 31, 2005 and 2004.

The mortgage loan portfolio continues to consist primarily of one-to-four family mortgage loans. Our one-to-four family mortgage loans, which represented 64.0% of the total loan portfolio at December 31, 2005, increased $5.2 million to $92.8 million at December 31, 2005 from $87.6 million at December 31, 2004. This increase was primarily due to the purchase of $3.7 million of one-to-four family loans previously discussed. Approximately 33% of these loans are located within the Bank’s market area, with the remainder located throughout the country. While the Bank continues to be primarily a one-to-four family mortgage lender, an increased emphasis has been placed on multi-family and non-residential loans. Multi-family loans, which tend to be less susceptible to prepayment risk compared to one-to-four family loans, increased $1.6 million to $9.0 million at December 31, 2005 from $7.3 million at December 31, 2004. Non-residential loans decreased $915,000 to $17.1 million at December 31, 2005 from the prior year.

The allowance for loan losses totaled $749,000, an increase of $33,000 from the $716,000 balance at December 31, 2004. The Bank’s allowance for loan losses to total loans outstanding was .53% at December 31, 2005, compared to .55% at December 31, 2004. Non-performing loans decreased $135,000 to $1.47 million, or 1.05% of total loans receivable at December 31, 2005, compared to $1.61 million, or 1.22% of total loans receivable at December 31, 2004. The ratio of allowance for loan losses to non-performing loans was 50.8% at December 31, 2005 compared to 44.5% at December 31, 2004.

As of December 31, 2005 the Bank had $584,000 in other real estate owned compared to no other real estate owned as of December 31, 2004. Included in other real estate owned on December 31, 2005, was a $408,000 single-family residence located in St. John, Indiana.

Deposits increased $11.8 million, to $127.4 million at December 31, 2005 from $115.6 million at December 31, 2004. The increase in deposits is due to an increase in certificates of deposit of $15.5 million as well as a decrease in non-certificate accounts, primarily money market accounts, of $3.8 million. At December 31, 2005, the Bank’s non-certificate accounts (passbook, checking and money market accounts) comprised $45.3 million, or 35.6% of deposits, compared to $49.1 million, or 42.5% of deposits at December 31, 2004. The increase in deposits during the current year were due to aggressive marketing efforts as well as several promotions for above-market-rate-short-term certificates of deposit which were offered to both increase market share and build customer relationships.

Borrowed money, which consisted of FHLB of Indianapolis advances, increased by $2.1 million to $21.0 million at December 31, 2005 compared to $18.9 million at December 31, 2004. The increase in borrowed money was used to partially fund the increased loan volumes during the current year. As of December 31, 2005, the weighted average rate and term to maturity of our FHLB of Indianapolis advances was 4.67% and 3.0 years, respectively, compared to a weighted average rate and term to maturity of 4.70% and 3.7 years, respectively, as of December 31, 2004.

Total stockholders’ equity of the Company increased by $735,000 to $14.1 million, or 8.30% of total assets, at December 31, 2005, compared to $13.4 million, or 8.54% of total assets at December 31, 2004. The increase in stockholders’ equity was the result of net income of $860,000, the exercise of non-qualified stock options net of the related tax benefit totaling $99,000, activities associated with our ESOP plan of $226,000 offset by the Company’s purchase of treasury stock for $166,000, the payment of $259,999 in cash dividends, and a decrease in unrealized holding gains on securities available for sale, net of tax, in the amount of $24,000.

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

ANALYSIS OF NET INTEREST INCOME TABLE

	For the Year Ended December 31
	(Dollars in thousands)
	2005			2004			2003
	Average	Interest		Average	Interest		Average	Interest
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
Assets:
Interest-Earning Assets
Loans receivable (1)	133,560	8,152	6.10%	124,523	7,541	6.06%	116,186	7,688	6.62%
Mortgage-backed securities	1,989	90	4.52%	2,665	123	4.62%	3,181	174	5.46%
Investment securities	3,439	115	3.34%	2,489	81	3.24%	5,054	201	3.97%
Interest-bearing deposits	4,735	149	3.15%	5,199	67	1.30%	8,036	88	1.09%
FHLB stock	1,795	79	4.40%	1,732	75	4.31%	1,652	84	5.12%
Total interest-earning assets	145,518	8,585	5.90%	136,608	7,887	5.77%	134,109	8,235	6.14%
Non-interest earning assets	16,736			15,247			17,024
Total Assets	162,254			151,855			151,133

Liabilities and stockholders equity:
Interest-Bearing Liabilities
Passbook accounts	20,203	252	1.25%	20,934	262	1.25%	19,533	280	1.43%
Demand and NOW accounts	25,652	432	1.68%	26,564	425	1.60%	23,269	370	1.59%
Certificate accounts	72,437	2,116	2.92%	65,220	1,582	2.43%	69,395	2,015	2.90%
Total deposits	118,292	2,800	2.37%	112,718	2,269	2.01%	112,197	2,665	2.38%
Borrowings	20,738	990	4.77%	18,117	899	4.96%	18,154	988	5.44%
Junior subordinated debentures	5,000	359	7.18%	5,000	265	5.30%	5,000	251	5.02%
Total interest-bearing liabilities	144,030	4,149	2.88%	135,835	3,433	2.53%	135,351	3,904	2.88%
Non-interest liabilities	4,367			3,025			3,624
Total liabilities	148,397			138,860			138,975
Stockholders equity	13,857			12,995			12,158
Total liabilities and stockholders equity	162,254			151,855			151,133

Net interest income / net interest rate spread		4,436	3.02%		4,454	3.24%		4,331	3.26%

Net interest-earning assets / Net interest margin	1,488		3.05%	773		3.26%	(1,242)		3.23%

Ratio of interest-earning assets to interest bearing liabilities	1.01x			1.01x			.99x

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

	For the Year Ended December 31,
	2005 Compared to 2004				2004 Compared to 2003
	Increase (Decrease) Due to				Increase (Decrease) Due to
			Rate/				Rate/
	Rate	Volume	Volume	Net	Rate	Volume	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Loans receivable, net	$60	547	4	611	(652)	552	(47)	(147)
Mortgage-backed securities	(2)	(31)	—	(33)	(27)	(28)	4	(51)
Investment securities	2	31	1	34	(37)	(102)	19	(120)
Interest-bearing deposit	97	(6)	(9)	82	16	(31)	(6)	(21)
FHLB Stock	1	3	—	4	(13)	4	—	(9)
Totals	$158	544	(4)	698	(713)	395	(30)	(348)

Interest-bearing liabilities:
Passbook accounts	$(1)	(9)	—	(10)	(35)	20	(3)	(18)
Demand and Now accounts	22	(15)	—	7	3	52	—	55
Certificate accounts	323	175	36	534	(332)	(121)	20	(433)
Borrowed funds	(34)	130	(5)	91	(87)	(2)	—	(89)
Junior subordinated debentures	94	—	—	94	14	—	—	14
Totals	$404	281	31	716	(437)	(51)	17	(471)

Net change in net interest income				$(18)				$123

Comparison of the Results of Operations for the Years Ended December 31, 2005 and 2004.

General. Net income for the year ended December 31, 2005 decreased $21,000 to $860,000, from $881,000 million for the year ended December 31, 2004. Diluted earnings per share totaled $.85 per share for the year ended December 31, 2005 and $.87 per share for the year ended December 31, 2004. Return on average stockholders’ equity decreased to 6.20% for the year ended December 31, 2005, from 6.78% for the year ended December 31, 2004. Return on average assets decreased to .53% for the year ended December 31, 2005, from .58% for the year ended December 31, 2004. The decreases in net income and the related return ratios for the year ended December 31, 2005 were primarily the result of a decrease in net-interest income and increases in non-interest expense discussed below.

Interest Income. Total interest income increased by $697,000, or 8.8%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. This increase was the result of an increase in the average yield on interest-earning assets to 5.90% for the year ended December 31, 2005, from 5.77% for the year ended December 31, 2004, as well as an increase of $8.9 million in the average balance of interest-earning assets to $145.5 million for the year ended December 31, 2005, from $136.6 million for the year ended December 31, 2004. The increase in the average yield on interest-earning assets was primarily the impact of economic conditions that resulted in a steady increase in rates throughout the year, particularly for short and medium term instruments, resulting in the reinvestment of prepaid or matured assets at higher rates. Net premium amortization on the mortgage-backed securities and mortgage loan portfolio decreased $12,000 to $88,000 for the year ended December 31, 2005, from $100,000 for the year ended December 31, 2004 generating a year-over-year improvement in interest income. The increase in the average balance of interest-earning assets was primarily due to increases in the average balance of loans receivable.

Interest income on loans receivable increased $611,000 to $8.2 million compared to the prior year. The increase in interest income on loans was the result of an increase in the average yield to 6.10% for the year ended December 31, 2005, from 6.06% for the year ended December 31, 2004, as well as by a $9.0 million increase in the average balance of loans. The increase in the average yield on loans receivable reflects the impact of a steadily increasing interest rate environment as lower rate loans were repaid and replaced with higher yielding new originations and purchases. Interest income on mortgage-backed securities decreased due to a decrease in the average balance in the MBS portfolio. Interest income on investment securities increased as a result of an increase in the balance of the portfolio and as a benefit of an increase in rates paid on investments into this portfolio. The interest income on interest-bearing deposits rose due to the overall increase in rates on this floating rate asset.

Interest Expense. Total interest expense rose by $716,000, or 20.86%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The cost of interest bearing liabilities increased 35 basis points to 2.88% for the year ended December 31, 2005, compared to 2.53% for the year ended December 31, 2004, as higher interest rates moved management to raise its cost of repricing certificates of deposit and, to a lesser extent, to increase the rates offered on non-certificate accounts compared to the prior year. Although the movement in interest rates appears to be upward in the near term, some moderation in rates is expected to occur later in the year.

Interest expense on borrowings increased by $185,000 as a result of a 20 basis point lift in the average cost of borrowed funds. Maturities of lower costing fixed rate FHLB advances refinanced into higher cost borrowings and the rate increased on the Company’s LIBOR-based trust preferred securities.

 Provision for Loan Losses. The Company establishes provisions for losses on loans, which are charged to operations, in order to maintain the allowance for losses on loans at a level which is deemed appropriate to absorb losses inherent in the portfolio. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of real estate collateral, current and anticipated economic conditions, volume and type of lending, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates, and ultimate losses may vary from such estimates. Management assesses the allowance for losses on loans on a periodic basis and makes appropriate provisions to maintain the adequacy of the allowance to cover probable accrued losses in the loan portfolio. The actual determination of the total provision is the combination of specific reserves, which may be established from time to time on individual classified assets, and a general reserve that is based in part on certain ratios applied to various loan pools as stratified by the Company, considering historical charge-offs and delinquency levels.

Based on management’s assessment of the adequacy of the loan loss reserve, the Company recorded a provision for loan losses of $275,000 for the year ended December 31, 2005 compared to $189,000 in the prior year. There were no changes in estimation method or assumptions that impacted the provision for loan losses during the year. Net charge-offs were $242,000 and $506,000 during the years ended December 31, 2005 and 2004, respectively.

The allowance for loan losses totaled $749,000 at December 31, 2005, and $716,000 at December 31, 2004. Non-performing loans were $2.11 million at December 31, 2005 compared to $1.61 million at December 31, 2004. The allowance for loan losses as a percentage of non-performing loans decreased to 35.6% at December 31, 2005, from 44.5% at December 31, 2004, primarily due to an increase in non-performing loans from December 31, 2004 to December 31, 2005. The allowance for loan losses as a percentage of total loans decreased to .53% at December 31, 2005 from .55% at December 31, 2004.

Non-Interest Income. Non-interest income for the year ended December 31, 2005 increased $443,000 to $1.7 million from $1.2 million for the year ended December 31, 2004. The most significant contribution to this increase was a $345,166 gain on sale of Intrieve stock, the bank’s data processing provider. An improvement of $156,000 to non-interest income came from a change in the bank’s overdraft handling procedures. This change provided additional benefit to the bank’s customers and should be an ongoing source of additional revenue to the bank. Service charges on deposit accounts generated an increase of $14,000 for the year. Detracting from the overall increase in fee income was a decrease in ATM surcharge fees of $65,000, primarily due to the Company’s closing of two casino ATMs and a slight reduction in loan fees and charges due to lower bank refinance and modification activity.

In addition, the Company also recorded a loss of $72,000 and $82,000 for the years ended December 31, 2005 and 2004, respectively, related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an offsetting $140,000 in federal income tax credits during both years which resulted in the reduction of the Company’s effective income tax rate.

Non-Interest Expense. The Company’s non-interest expense increased $366,000 to $4.6 million for the year ended December 31, 2005 compared to $4.3 million for the year ended December 31, 2004. The increase in non-interest expense resulted primarily from increased staffing costs of $163,000, due to normal salary and benefit increases of $119,000, increased pension expense of $95,000 and a decrease of $38,000 in ESOP expense. An additional increase in non-interest expense came from Data processing costs, rising $102,000 to $660,000. This increase was due to an increase in the volume of transactions processed, additional services requested by the company, and the Company’s decision to convert all ATM and debit card processing services from a third party vendor to the Company’s data processing provider. Advertising expense rose from $47,000 from year-to-year as the organization was able to more fully utilize the bank’s new marketing director.

Income Taxes. The Company recorded a provision for income taxes of $344,000, or an effective tax rate of 28.6% for the year ended December 31, 2005 compared to $350,000, or an effective tax rate of 28.4% for the year ended December 31, 2004. Both periods were positively impacted by the recognition of approximately $140,000 in low-income housing tax credits which have a greater impact on the effective tax rate in a lower earnings period compared to a higher earnings period.

Comparison of the Results of Operations for the Years Ended December 31, 2004 and 2003.

General. Net income for the year ended December 31, 2004 decreased $301,000 to $881,000, from $1.2 million for the year ended December 31, 2003. Diluted earnings per share totaled $.87 per share for the year ended December 31, 2004 and $1.18 per share for the year ended December 31, 2003. Return on average stockholders’ equity decreased to 6.78% for the year ended December 31, 2004, from 9.72% for the year ended December 31, 2003. Return on average assets decreased to .58% for the year ended December 31, 2004, from .78% for the year ended December 31, 2003. The decreases in net income and the related return ratios for the year ended December 31, 2004 were primarily the result of the decreases in non-interest income and increases in non-interest expense discussed below.

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

Interest expense on borrowings decreased by $75,000 as a result of a 31 basis point decline in the average cost of borrowed funds. Maturities of higher costing fixed rate FHLB advances refinanced into lower cost borrowings were partially offset by increased interest paid on the Company’s LIBOR-based trust preferred securities.

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

Based on management’s assessment of the adequacy of the loan loss reserve, the Company recorded a provision for loan losses of $189,000 for the year ended December 31, 2004 compared to $214,000 in the prior year. There were no changes in estimation method or assumptions that impacted the provision for loan losses during the year. Net charge-offs were $506,000 and $19,000 during the years ended December 31, 2004 and 2003, respectively. The current year charge-offs include $377,000 related to a non-residential participation loan, which had been in the process of foreclosure since 2001 and $91,000 of commercial business loans to the same borrower.

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

Non-Interest Income. Non-interest income for the year ended December 31, 2004 decreased $432,000 to $1.2 million from $1.7 million for the year ended December 31, 2003. The decrease in non-interest income was due, in part, to decreases in fee income of $235,000, primarily ATM surcharge fees due to the Company’s closing of two casino ATMs, a reduction in service fee income related to the Company’s accounts receivable, serviced by others which declined due to substantially lower volumes and reduced loans fees and charges due to lower bank refinance and modification activity. Non-interest income was also reduced due to a decline in income from trading account securities of $117,000 as the market price of the Company’s portfolio of small thrift and community bank stocks did not increase at the same pace as during the prior year. The prior year also included a loan loss settlement of $92,000 regarding losses on medical lease loans previously charged-off. These decreases in non-interest income were offset by increased rental income from the Dyer office location in the amount of $60,000. The Dyer office location is currently fully leased.

In addition, the Company also recorded a loss of $82,000 and $90,000 for the years ended December 31, 2004 and 2003, respectively, related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an offsetting $140,000 in federal income tax credits during both years which resulted in the reduction of the Company’s effective income tax rate.

Non-Interest Expense. The Company’s non-interest expense increased $238,000 to $4.3 million for the year ended December 31, 2004 compared to $4.0 million for the year ended December 31, 2003. The increase in non-interest expense resulted primarily from increased staffing costs of $226,000, due to normal salary and benefit increases of $112,000, increased pension expense of $84,000 and increased ESOP expense of $45,000 as a result of the increase in the price of the Company’s stock between the periods and increased data processing costs of $37,000 due to increased processing charges and internet banking expense. Offsetting these increases was reduction in occupancy and equipment expenses of $60,000 due to a decrease in real estate and personal property tax expense.

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

Qualitative and Quantitative Disclosure of Market Risk

The principal objectives of the Company's interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives; (ii) quantify and monitor the amount of interest rate risk inherent in the asset/liability structure; and (iii) modify the Company's asset/liability structure, as necessary, to manage interest rate risk and net interest margins in changing rate environments. Management seeks to achieve these objectives through an analysis of the value of the Company’s net portfolio value (“NPV”) under different interest rate scenarios and the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing periods. The Company does not currently engage in the use of off-balance sheet derivative instruments to control interest rate risk and management does not intend to engage in such activity in the immediate future.

Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings and net asset value of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice which can occur through the prepayment of long-term loans more quickly than interest-bearing liabilities and net asset value, falling interest rates could result in a decrease in net interest income and net asset value. Also, changes in interest rates usually have an impact on the value of the Company’s financial assets. Finally, a flattening of the "yield curve" (i.e., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

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

Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive loans. At December 31, 2005, adjustable-rate or short-term (three years or less) loans represented $53.2 million, or 38.0% of the total loan portfolio. Second, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 2005 the Company had $19.5 million of regular savings accounts, $13.0 million of money market accounts and $12.9 million of NOW, checking and club accounts. Overall, these accounts comprised 35.6% of the Company's total deposit base. Finally, a portion of the Company’s recent borrowings have terms to maturity or call of three years or more. At December 31, 2005, $2.8 million or 13.7% of the Company’s borrowings had remaining terms to maturity or call of three years or more.

One approach used by management to monitor its exposure to interest rate risk is the NPV analysis. The NPV represents the excess of the present value of expected cash flows from assets over the present value of expected cash flows from liabilities. The NPV model estimates the sensitivity of the Bank’s NPV over a series of instantaneous and sustained parallel shifts in interest rates.

Presented below, as of December 31, 2005 and 2004, is an analysis of the Bank’s interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve in 100 basis point (1%) increments, up to 300 basis points and down 100 basis points in 2005 and 2004 in accordance with OTS regulations. As illustrated in the table, the Bank’s NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Bank would pay on its deposits in the event of a rate increase would increase more rapidly than the yield on its assets because the Bank’s deposits generally have shorter periods to repricing.

NET PORTFOLIO BALANCES
Year Ended December 31,

Assumed
Change in Interest Rates	2005			2004
(Basis Points)	$ Amount	$ Change	% Change	$ Amount	$ Change	% Change
(dollars in thousands)

+300	11,106	(6,885)	(38)	12,739	(5,814)	(31)
+200	13,504	(4,487)	(25)	14,937	(3,616)	(19)
+100	15,843	(2,148)	(12)	17,002	(1,550)	(8)
	17,991			18,553
-100	19,465	1,474	8	19,317	764	4

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

The primary investing activity of the Company is the origination and purchase of real estate and other loans. During the years ended December 31, 2005, and 2004, the Company's disbursements for loan originations totaled $41.8 million, and $35.2 million, respectively, and loan purchases totaled $11.8 million and $13.7 million, respectively.

For the year ended December 31, 2005, the Company experienced a net increase in deposits (including the effect of interest credited) of $11.8 million as compared to a net increase in deposits of $7.3 million during 2004. New FHLB advances in fiscal 2005 totaled $5.0 million, compared to $5.0 million in fiscal 2004. FHLB advances of $3.0 million and $2.2 million were repaid in fiscal 2005 and 2004, respectively.

The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances, at December 31, 2005, the Company's borrowing limit from the FHLB of Indianapolis was approximately $60.9 million, with unused borrowing capacity of $40.1 million at that date.

The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2005 and 2004, cash and cash equivalents totaled $9.0 million and $8.4 million, respectively.

At December 31, 2005, the Company had outstanding loan origination commitments of $1.2 million on 1 to 4 family residential real estate loans and $265,000 for non-residential real estate loans. Undisbursed loans in process totaled $1.4 million at year-end and approved but unused lines of credit were $9.5 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 2005 totaled $62.6 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

The OTS capital regulations require savings institutions to meet two minimum capital standards: a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. The Bank satisfied these minimum capital standards at December 31, 2005 with a leverage capital ratio of 9.26% and a total risk-based capital ratio of 15.85%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings institution must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. The Bank did not pay a dividend to the Company during the years ended December 31, 2005, 2004, and 2003. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

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

Impact of New Accounting Standards

The following does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the Financial Accounting Standards Board (“FASB”), which are of particular interest to financial institutions.

Stock Based Compensation. In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Based Compensation”, supersedes APB 25 and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS No. 123R establishes standards for the accounting of transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123R eliminates the ability to account for stock-based compensation using APB 25 and required that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. The effective date of SFAS No. 123R is the beginning of the Company’s next fiscal year that begins after December 15, 2005. SFAS No. 123R permits companies to adopt the recognition requirements using either a “modified prospective” method or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all shared-based payments granted after that date, and based on the requirements of SFAS No. 123R for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS No. 123R.

The company currently expects to adopt SFAS No. 123R effective January 1, 2006. The Company currently uses the intrinsic value method as permitted by APB 25 to account for its share based payments to employees, and as such, generally recognizes no compensation expense for employee stock options. Accordingly, adopting SFAS No. 123R will result in the Company recording compensation cost for employee stock options. Future levels of compensation cost recognized related to share-based compensation awards may be impacted by new awards and/or modification, repurchases and cancellations of existing awards before and after the adoption of this standard.

Accounting Changes and Error Corrections. In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” which provides guidance on the accounting for and reporting of accounting changes and error corrections. It established, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. This statement is effective on a prospective basis, for fiscal years beginning after December 15, 2005.

Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

The Board of Directors
AMB Financial Corp.

We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reason-able basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cobitz, VandenBerg & Fennessy

January 13, 2006

Palos Hills, Illinois

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

	December 31,
	2005	2004
Assets
Cash and amounts due from depository institutions	$4,662,586	3,928,798
Interest-bearing deposits	4,376,425	4,423,977
Total cash and cash equivalents	9,039,011	8,352,775
Investment securities, available for sale, at fair value (note 2)	3,188,251	2,600,835
Trading securities (note 3)	329,045	514,953
Mortgage-backed securities, available for sale, at fair value (note 4)	1,664,278	2,286,235
Loans receivable (net of allowance for loan losses:
2005 - $748,859; 2004 - $715,979) (note 5)	140,034,877	129,342,486
Real estate owned	584,206	-
Investment in limited partnership (note 6)	797,948	869,698
Stock in Federal Home Loan Bank of Indianapolis, at cost	1,802,600	1,765,200
Accrued interest receivable (note 7)	706,561	632,612
Office properties and equipment - net (note 8)	2,391,489	2,432,409
Real estate held for development (note 9)	1,352,611	-
Bank owned life insurance	3,491,606	3,373,112
Prepaid expenses and other assets (note 10)	5,083,393	4,923,360

Total assets	170,465,876	157,093,675

Liabilities and Stockholders' Equity

Liabilities:
Deposits (note 11)	127,434,994	115,658,741
Borrowed money (note 12)	21,011,756	18,953,995
Junior subordinated debentures (note 13)	5,000,000	5,000,000
Note payable	480,476	620,910
Advance payments by borrowers for taxes and insurance	-	1,309,515
Other liabilities (note 14)	2,394,018	2,141,097
Total liabilities	156,321,244	143,684,258

Stockholders' Equity:
Preferred stock, $.01 par value: authorized 100,000 shares; none outstanding	-	-
Common stock, $.01 par value: authorized 1,900,000 shares;
1,686,169 shares issued and 984,648 shares outstanding at December 31, 2005 and 985,761 shares outstanding at December 31, 2004	16,862	16,862
Additional paid-in capital	11,391,083	11,227,535
Retained earnings, substantially restricted	10,021,965	9,458,798
Accumulated other comprehensive income, net of income taxes	(18,870)	5,185
Treasury stock, at cost (701,521 and 700,408 shares at December 31, 2005 and 2004)	(7,266,408)	(7,209,033)
Common stock acquired by Employee Stock Ownership Plan	—	(89,930)
Total stockholders' equlity (notes 18 and 19)	14,144,632	13,409,417

Commitments and contingencies (notes 20 and 21)

Total liabilities and stockholders' equity	$170,465,876	157,093,675

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Income

	Years Ended December 31,
	2005	2004	2003
Interest income:
Interest on loans	$8,152,121	7,541,266	7,687,977
Interest on mortgage-backed securities	90,049	123,039	173,820
Interest on investment securities	114,952	80,687	200,850
Interest on interest-bearing deposits	148,977	67,644	87,700
Dividends on Federal Home Loan Bank stock	78,545	74,646	84,646
Total interest income	8,584,644	7,887,282	8,234,993

Interest expense:
Interest on deposits	2,800,411	2,269,027	2,664,347
Interest on borrowings	1,348,978	1,164,386	1,239,182
Total interest expense	4,149,389	3,433,413	3,903,529

Net interest income	4,435,255	4,453,869	4,331,464
Provision for loan losses (note 5)	274,845	189,198	213,604
Net interest income after provision for loan losses	4,160,410	4,264,671	4,117,860

Non-interest income:
Loan fees and service charges	173,487	178,609	243,964
Deposit related fees	574,782	474,634	567,039
Other fee income	374,052	293,140	369,931
Rental income	138,413	137,053	76,822
Unrealized (loss) gain on trading securities - net	(50,993)	27,494	130,209
Gain on sale of trading securities	42,821	6,876	21,082
(Loss) gain on sale of investment securities	(11,269)	-	28,937
Gain on sale of other assets (note 10)	345,166	-	-
Gain from life insurance proceeds	-	26,678	-
(Loss) gain on sale of real estate owned	(4,189)	14,445	24,047
Loss from limited partnership (note 6)	(71,750)	(82,300)	(90,602)
Increase in cash surrender value of life insurance	118,494	134,608	151,427
Loan loss settlement	-	-	92,261
Other income	54,025	28,637	56,544
Total non-interest income	1,683,039	1,239,874	1,671,661

Non-interest expense:
Staffing costs (notes 15 and 16)	2,348,057	2,184,709	1,959,331
Advertising	180,168	133,286	109,688
Occupancy and equipment expenses (note 8)	427,937	411,421	471,210
Data processing	659,849	558,225	520,771
Professional fees	242,779	250,856	248,002
Federal deposit insurance premiums	16,331	17,261	18,119
Other	764,917	718,304	709,103
Total non-interest expense	4,640,038	4,274,062	4,036,224

Income before income taxes	1,203,411	1,230,483	1,753,297
Income taxes (note 17)	343,669	349,849	571,042

Net income	$859,742	880,634	1,182,255

Earnings per share -
Basic	$.90	.94	1.31
Diluted	$.85	.87	1.18

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2005

				Accumulated		Common
		Additional		Other		Stock
	Common	Paid-in	Retained	Comprehensive	Treasury	Acquired
	Stock	Capital	Earnings	Income	Stock	by ESOP	Total

Balance at December 31, 2002	$16,862	10,932,458	9,922,705	149,543	(8,905,958)	(269,790)	11,845,820

Comprehensive income:
Net income			1,182,255				1,182,255
Other comprehensive income, net of tax:
Unrealized holding loss during the year				(60,894)			(60,894)

Less: Reclassification adjustment of gains included in net income				(34,582)			(34,582)

Total comprehensive income			1,182,255	(95,476)			1,086,779

Purchase of treasury stock (37,625 shares)					(457,240)		(457,240)

Appreciation in fair value of shares charged to expense for ESOP plan		132,525					132,525
Contribution to fund ESOP loan						89,930	89,930

Dividends declared on common stock ($.196 per share)			(177,153)				(177,153)

25% stock dividend, including impact of fractional shares		1,899	(1,921,017)		1,918,066		(1,052)

Balance at December 31, 2003	16,862	11,066,882	9,006,790	54,067	(7,445,132)	(179,860)	12,519,609

Comprehensive income:
Net income			880,634				880,634
Other comprehensive income, net of tax:
Unrealized holding loss during the year				(48,882)			(48,882)

Total comprehensive income		880,634	(48,882)			831,752

Purchase of treasury stock (5,100 shares)					(74,269)		(74,269)
Exercise of 60,179 stock options, and reissuance of treasury stock			(204,454)		310,368		105,914
Repurchase of 10,537 stock options		(108,215)					(108,215)
Tax benefit related to stock options exercised		91,568					91,568
Appreciation in fair value of shares
charged to expense for ESOP plan		177,300					177,300
Contribution to fund ESOP loan						89,930	89,930
Dividends declared on common stock ($.24 per share)			(224,172)				(224,172)

Balance at December 31, 2004	16,862	11,227,535	9,458,798	5,185	(7,209,033)	(89,930)	13,409,417

Comprehensive income:
Net income			859,742				859,742
Other comprehensive income, net of tax:
Unrealized holding loss during the year				(30,816)			(30,816)
Add: Reclassification adjustment of losses included in net income				6,761			6,761

Total comprehensive income			859,742	(24,055)			835,687

Purchase of treasury stock (11,618 shares)					(166,187)		(166,187)
Exercise of 10,505 stock options, and reissuance of treasury stock			(37,378)		108,812		71,434
Tax benefit related to stock options exercised		27,839					27,839
Appreciation in fair value of shares charged to expense for ESOP plan		135,709					135,709
Contribution to fund ESOP loan						89,930	89,930
Dividends declared on common stock ($.27 per share)			(259,197)				(259,197)

Balance at December 31, 2005	$16,862	11,391,083	10,021,965	(18,870)	(7,266,408)	—	14,144,632

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$859,742	880,634	1,182,255
Items not requiring (providing) cash:
Depreciation	204,650	229,479	210,455
Amortization of cost of stock benefit plans	89,930	89,930	89,930
Amortization of premiums and accretion of discounts	22,193	26,291	29,962
Federal Home Loan Bank stock dividend	(37,400)	(78,000)	(62,800)
Net gains on sale of securities	(31,552)	(6,876)	(50,019)
Gain on sale of other assets	(345,166)	—	—
Net loss (gain) on sale of real estate owned	4,189	(14,445)	(24,047)
Provision for loan losses	274,845	189,198	213,604
Loss from limited partnership	71,750	82,300	90,602
Increase in cash surrender value of life insurance	(118,494)	(134,608)	(151,427)
Gain from life insurance proceeds	—	(26,678)	—
Unrealized loss (gain) on trading securities	50,993	(27,494)	(130,209)
Proceeds from sale or redemption of trading securities	177,736	17,845	219,957
Purchase of trading account securities	—	—	(1,166)
Decrease in net deferred yield adjustments on loans	59,656	62,280	74,997
(Increase) decrease in prepaid and deferred taxes	343,669	(381,511)	211,834
(Increase) decrease in accrued interest receivable	(73,949)	(11,545)	82,860
Increase (decrease) in accrued interest payable	5,567	2,410	(19,124)
(Increase) decrease in purchased accounts receivable	(432,120)	(1,000,483)	1,515,128
Increase (decrease) in deferred compensation	70,666	(3,677)	82,029
Other, net	247,672	(67,974)	416,346

Net cash provided by (for) operating activities	1,444,577	(172,924)	3,981,167

Cash flows from investing activities:
Proceeds from sales of investment securities	988,800	—	1,198,074
Proceeds from maturities of investment securities	400,000	1,950,000	4,500,000
Purchase of investment securities	(2,011,304)	(2,444,433)	(2,185,124)
Proceeds from sales of mortgage-backed securities	2,316	—	—
Proceeds from repayments of mortgage-backed securities	581,176	802,409	1,732,082
Purchase of mortgage-backed securities	—	—	(2,300,651)
Purchase of loans	(11,843,519)	(13,655,632)	(11,133,952)
Loan disbursements	(41,755,779)	(35,221,104)	(40,863,047)
Loan repayments	41,927,037	39,057,564	45,755,092
Proceeds from sale of real estate owned	104,248	508,516	191,055
Purchase of real estate held for development	(1,352,611)	—	—
Proceeds from sale of other assets	360,166	—	—
Proceeds from life insurance policy	—	102,321	—
Property and equipment expenditures, net	(163,730)	(108,004)	(338,814)

Net cash provided for investing activities	$(12,763,200)	(9,008,363)	(3,445,285)

(Continued)

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2005	2004	2003

Cash flows from financing activities:
Net increase (decrease) in deposits	$11,776,253	7,324,417	(996,657)
Proceeds from borrowed money	5,242,761	5,000,000	1,000,000
Repayment of borrowed money	(3,185,000)	(2,175,719)	(5,167,185)
Repayment of notes payable	(140,434)	(148,683)	(157,450)
(Decrease) increase in advance payments by borrowers for taxes and insurance	(1,334,771)	600,000	303,142
Proceeds from exercise of stock options	71,434	105,914	—
Repurchase of stock options	—	(108,215)	—
Purchase of treasury stock	(166,187)	(74,269)	(457,240)
Dividends paid on common stock	(259,197)	(224,172)	(178,205)

Net cash provided by (for) financing activities	12,004,859	10,299,273	(5,653,595)

Net change in cash and cash equivalents	686,236	1,117,986	(5,117,713)
Cash and cash equivalents at beginning of year	8,352,775	7,234,789	12,352,502

Cash and cash equivalents at end of year	$9,039,011	8,352,775	7,234,789

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$4,143,822	3,431,003	3,922,653
Income taxes	—	731,000	359,208
Non-cash investing activities:
Transfer of loans to real estate owned	$687,334	434,034	62,811

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, American Savings FSB, the Bank's wholly owned subsidiary, NIFCO, Inc. and the wholly owned subsidiary of NIFCO, Inc., Ridge Management, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

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

Statement of Cash Flows

For purposes of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, interest-bearing deposits in other financial institutions and federal funds sold.

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

The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the remaining loans which are evaluated for impairment, management has determined that there were no material amounts of loans which met the definition of an impaired loan during the years ended December 31, 2005 and 2004 and no loans to be evaluated for impairment at December 31, 2005.

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

Real Estate Held for Development

Real estate properties held for development are carried at the lower of cost, including capitalized construction costs, or net realizable value. Gains and losses on individual properties are based on cash received less the cost of each individual lot.

1)	Summary of Significant Accounting Policies (continued)

Office Properties and Equipment

Land is carried at cost. Depreciation of office properties and equipment is accumulated on the straight line basis over estimated lives of the various assets. Useful lives are 25 to 40 years for office properties and 3 to 10 years for furniture, fixtures and equipment.

Investment in Limited Partnership

The investment in limited partnership is recorded using the equity method of accounting. The operations of the property tends to generate an aggregate net loss before income taxes, but contribute income tax credits, which lowers the Company’s effective tax rate. The Company evaluates the recoverability of the carrying value on a regular basis. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount.

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

Weighted average shares used in calculating earnings per share are summarized below.

	Years Ended December 31,
	2005	2004	2003
Weighted average number of common shares outstanding used in basic EPS calculation	976,570	974,218	954,485
Reduction for common shares not yet released by Employee Stock Ownership Plan	(16,734)	(33,470)	(50,202)
Total weighted average common shares outstanding for basic computation	959,836	940,748	904,283
Add common stock equivalents for shares issuable under Stock Option Plans	53,168	66,960	100,611
Weighted average number of shares outstanding adjusted for common stock equivalents	1,013,004	1,007,708	1,004,894

Net income	$859,742	880,634	1,182,255
Basic earnings per share	$.90	.94	1.31
Diluted earnings per share	$.85	.87	1.18

1)	Summary of Significant Accounting Policies (continued)

Stock Option Plans

The Company accounts for stock options using the intrinsic value method under the provisions of Accounting Principles Board (“APB”) Opinion No. 25 and provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair value based method, defined in SFAS No. 123, “Accounting for Stock Based Compensation”, had been applied. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31,
	2005	2004	2003

Net income, as reported	$859,742	880,634	1,182,255
Deduct: Total stock based employee compensation expense determined under the fair value based method, net of related tax effects	73,792	-	-

Pro forma net income	$785,950	880,634	1,182,255

Diluted earnings per share, as reported	.85	.87	1.18
Pro forma diluted earnings per share	.78	.87	1.18

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123, supersedes APB 25 and amends SFAS No. 95 “Statement of Cash Flows”. SFAS No. 123(R) requires that stock option awards, as well as other equity based compensation, be recognized as compensation expense in the income statement based on their fair values determined at the date of grant. The Company will adopt the fair value method of expense recognition as of January 1, 2006, in accordance with SFAS No. 123(R). The Company intends to use the “modified prospective” method, which recognizes compensation cost (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date, and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2)	Investment Securities, Available for Sale

The amortized cost and fair value of investment securities available for sale are as follows:

		Gross		Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2005

United States Government and agency obligations	$3,022,871	2,995	21,341	3,004,525
Marketable equity securities	177,988	5,738	—	183,726

	$3,200,859	8,733	21,341	3,188,251

Weighted average interest rate on debt securities	4.81%

December 31, 2004

United States Government and agency obligations	$2,433,460	2,491	17,263	2,418,688
Marketable equity securities	171,010	11,137	—	182,147

	$2,604,470	13,628	17,263	2,600,835

Weighted average interest rate on debt securities	3.10%

The contractual maturity of the above investments is summarized as follows:

	December 31, 2005		December 31, 2004

	Amortized	Fair	Amortized	Fair
Term to Maturity	Cost	Value	Cost	Value

Due in one year or less	$500,000	493,863	398,201	396,938
Due after one year through five years	2,000,889	1,998,000	1,500,000	1,484,000
Due after five years through ten years	521,982	512,662	535,259	537,750
Marketable equity securities	177,988	183,726	171,010	182,147

	$3,200,859	3,188,251	2,604,470	2,600,835

Proceeds from sales of investment securities, available for sale during the year ended December 31, 2005 were $988,800 with gross losses of $11,200 realized on those sales. There were no sales of investment securities, available for sale during the year ended December 31, 2004. Proceeds from sales of investment securities, available for sale during the year ended December 31, 2003 were $1,198,074 with gross gains of $29,697 and gross losses of $760 realized on those sales. The change in net unrealized gains and losses during the current year of $8,973, net of the tax effect of $3,589, resulted in a $5,384 charge to stockholders' equity.

3)	Trading Securities

Trading securities are accounted for at their current fair values. Trading securities at December 31, 2005 consists of equity securities (common stock with a carrying value of $329,045). Approximately $327,000 of the common stock investment at December 31, 2005 is pledged as collateral for a revolving line of credit as discussed in Note 12. Trading securities at December 31, 2004 also consists of equity securities (common stock with a carrying value of $514,953). The adjustment of these securities to their current fair values has resulted in a net unrealized loss of $50,993 for the year ended December 31, 2005 and a net unrealized gain of $27,494 and $130,209 for the years ended December 31, 2004 and 2003. Proceeds from sales of trading securities during the years ended December 31, 2005, 2004 and 2003 were $177,736, $17,845 and $119,957 with gross gains of $42,821, $6,876 and $21,082 realized on those sales.

4)	Mortgage-Backed Securities, Available for Sale

The amortized cost and fair value of mortgage-backed securities available for sale are as follows:

	Gross		Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2005

Participation Certificates:
FHLMC - Fixed rate	$764,552	10,222	18,784	755,990
FNMA - Adjustable rate	15,277	—	41	15,236
FNMA - Fixed rate	607,221	—	15,503	591,718
GNMA - Fixed rate	49,586	4,501	—	54,087
Collateralized Mortgage Obligations:
FNMA - Fixed rate	246,484	763	—	247,247

	$1,683,120	15,486	34,328	1,664,278

Weighted average interest rate	4.92%

December 31, 2004

Participation Certificates:
FHLMC - Fixed rate	$1,052,104	22,507	10,550	1,064,061
FNMA - Adjustable rate	17,429	-	29	17,400
FNMA - Fixed rate	874,397	153	11,648	862,902
GNMA - Fixed rate	83,545	8,723	—	92,268
Collateralized Mortgage Obligations:
FNMA - Fixed rate	246,484	3,120	—	249,604

	$2,273,959	34,503	22,227	2,286,235

Weighted average interest rate	5.02%

Proceeds from the sale of mortgage-backed securities, available for sale during the year ended December 31, 2005 were $2,316 with gross losses of $69 realized on those sales. There were no sales of mortgage-backed securities available for sale during the years ended December 31, 2004 and 2003. The change in net unrealized gains and losses during the current year of $31,118, net of the tax effect of $12,447, resulted in a $18,671 charge to stockholders' equity.

5)	Loans Receivable

Loans receivable are summarized as follows:

	December 31,
	2005	2004
Mortgage loans:
One-to-four family	$92,809,163	87,606,849
Multi-family	8,956,007	7,319,556
Nonresidential	17,110,976	18,026,178
Construction	6,736,993	3,576,293
Land	6,891,401	5,197,171

Total mortgage loans	132,504,540	121,726,047

Other loans:
Loans on deposit accounts	90,984	159,563
Equity lines of credit	6,208,239	5,330,182
Other consumer	2,706,919	1,779,097

Total other loans	9,006,142	7,268,842

Commercial business loans	3,464,586	2,444,349

Total loans receivable	144,975,268	131,439,238

Less:
Loans in process	4,182,195	1,412,577
Net deferred yield adjustments	9,337	(31,804)
Allowance for loan losses	748,859	715,979

Loans receivable, net	$140,034,877	129,342,486

Weighted average interest rate	6.34%	6.03%

Activity in the allowance for loan losses is summarized as follows:

	Years Ended December 31,
	2005	2004	2003

Balance, beginning of year	$715,979	1,033,226	837,859
Provision for loan losses	274,845	189,198	213,604
Charge-offs	(249,265)	(541,315)	(22,976)
Recoveries	7,300	34,870	4,739

Balance, end of year	$748,859	715,979	1,033,226

Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 2005 and 2004 amounted to approximately $1,474,000 and $1,609,000, respectively. As of December 31, 2005 and 2004, the total investment in impaired loans was $-0- and $213,000, respectively. The impaired loans at these dates were subject to an allowance for credit losses of $-0- and $108,000, respectively, which is included in the above loan loss allowance.

For the years ended December 31, 2005 and 2004, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $97,000 and $81,000, respectively.

Loans to directors and executive officers aggregated approximately $810,000 and $767,000 at December 31, 2005 and 2004, respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)	Investment in Limited Partnership

The investment in limited partnership of $797,948 and $869,698 at December 31, 2005 and 2004 represents a 39.60% equity in Pedcor Investments 1997 - XXXI ("Pedcor"), a limited partnership organized to build, own and operate a 56 unit apartment complex. The Bank has recorded its equity in the losses of Pedcor in the amount of $71,750, $82,300 and $90,602 for the years ended December 31, 2005, 2004 and 2003. Condensed financial statements for Pedcor are as follows:

Condensed Statements of Financial Condition

	December 31,
	2005	2004
Assets

Cash	$10,540	3,118
Property and equipment	3,431,638	3,532,134
Land	112,000	112,000
Other	55,278	45,119

Total assets	3,609,456	3,692,371

Liabilities

Notes payable - Bank	421,016	529,608
Notes payable - Other	2,104,324	2,254,352
Other liabilities	303,849	262,505
Total liabilities	2,829,189	3,046,465

Partners' capital	780,267	645,906

Total liabilities and partners' capital	$3,609,456	3,692,371

	Years Ended December 31,
	2005	2004	2003
Condensed statement of operations

Total revenues	$242,033	223,089	254,475
Total expenses	423,219	432,133	479,677

Net loss	$(181,186)	(209,044)	(225,202)

7)	Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

	December 31,
	2005	2004

Investment securities	$52,215	37,138
Mortgage-backed securities	6,895	9,507
Loans receivable	808,167	699,643
Allowance for uncollected interest	(160,716)	(113,676)

	$706,561	632,612

8)	Office Properties and Equipment

Office properties and equipment are summarized as follows:
			December 31,
			2005	2004
Cost:
Land	-	Munster	$40,669	40,669
		Hammond	33,300	33,300
		Dyer	300,000	300,000
Building	-	Munster	457,773	457,773
		Hammond	319,985	317,828
		Dyer	1,796,151	1,762,802
Furniture and equipment			1,981,176	1,914,817
			4,929,054	4,827,189
Less accumulated depreciation:
Building	-	Munster	427,476	424,008
		Hammond	275,904	268,040
		Dyer	347,379	288,057
Furniture and equipment			1,486,806	1,414,675
			2,537,565	2,394,780

Net book value			$2,391,489	2,432,409

Depreciation of office properties and equipment for the years ended December 31, 2005, 2004 and 2003 amounted to $204,650, $229,479 and $210,455, respectively.

The Bank owns a three story office building in Dyer, Indiana, which is one-third utilized by the Bank as its branch office location. An additional one-third of the building is leased to a third party at a current annual lease rent of $69,628. This lease commenced on June 1, 2002 and terminates May 31, 2007 subject to two five-year lease renewal options. One half of the remaining third of the building is being leased to a third-party at a current annual lease rent of $32,460. This lease commenced on October 1, 2003 and terminates September 30, 2009 subject to two six-year lease renewal options. The remainder of the building is being leased to a third-party at a current annual lease rent of $36,441. This lease commenced on January 1, 2004 and terminates December 31, 2008 subject to two five-year lease renewal options.

9)	Real Estate Held for Development

The Company has entered into an agreement with a local builder to acquire vacant lots and construct single family residences. Costs incurred as of December 31, 2005 to acquire eight land parcels and to begin construction on two lots amounted to $1,352,611. Upon sale of each completed residence, before any profit distribution, the Company will receive a stipulated amount as interest on the funds that have been advanced. After payment of this amount, the Company is entitled to receive 30% of any remaining profit. There were no sales of any properties during the year ended December 31, 2005.

10)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:
	December 31,
	2005	2004

Prepaid insurance premiums	$80,502	64,279
Prepaid pension cost	300,957	267,349
Prepaid statutory trust preferred fees	167,200	173,621
Prepaid income taxes	90,509	444,533
Other prepaid expenses	120,500	97,922
Deferred federal and state income tax asset - net (a)	368,170	313,939
Purchased accounts receivable (b)	2,790,117	2,607,997
Purchased accounts receivable, serviced by others	1,000,000	750,000
Miscellaneous (c)	165,438	203,720

	$5,083,393	4,923,360

(a)	Significant components of the deferred tax assets and liabilities are as follows:

	December 31,
	2005	2004
Deferred tax assets:
Deferred compensation	$345,524	317,258
Nondeductible incentive plan expense	6,957	6,957
Book allowance for loan losses	299,544	286,392
Allowance for uncollected interest	64,286	45,470
Unrealized loss on securities available for sale	12,580	-

Total deferred tax assets	728,891	656,077

Deferred tax liabilities:
Accelerated tax depreciation	44,552	40,613
Federal Home Loan Bank stock dividend	71,280	63,840
Pension expense	120,383	106,940
Unrealized gain on securities available for sale	—	3,456
Unrealized gain on trading account securities	48,283	68,680
Other	76,223	58,609

Total deferred tax liabilities	360,721	342,138

Net deferred tax benefit	$368,170	313,939

(b)
The Bank has entered into a program to purchase and manage the accounts receivable of credit-worthy merchants with required repurchase of delinquent accounts and with the merchant's repurchase obligation supported by a cash collateral reserve account. For each merchant, the Bank establishes a maximum amount of purchased receivables allowed to be outstanding at any one time. At December 31, 2005 and 2004, the unused amount was $2,460,000 and $2,567,000, respectively.

(1)
In March 2005, the shareholders of Intrieve Incorporated, the Bank’s data processing provider, approved the sale and merger of Intrieve into Harland Financial Solutions Inc., a wholly owned subsidiary of John H. Harland Company. This transaction closed in April 2005. As a shareholder of Intrieve, the Bank received $360,166 in cash on its $15,000 investment, resulting in a gain of $345,166.

11)	Deposits

Deposit accounts are summarized as follows:

	December 31,
	2005	2004

Passbook accounts	$19,515,031	21,604,225
Demand deposits and NOW accounts	12,876,076	12,621,433
Money market accounts	12,958,922	14,879,626

	45,350,029	49,105,284

Certificates of deposit by interest rate:
0.76 - 1.00%	—	773,949
1.01 - 2.00	1,183,986	14,249,174
2.01 - 3.00	21,223,717	37,430,445
3.01 - 4.00	41,254,761	9,870,784
4.01 - 5.00	18,422,501	3,934,263
5.01 - 6.00	—	252,953
6.01 - 7.00	—	41,889

	82,084,965	66,553,457

	$127,434,994	115,658,741

The weighted average rate on deposit accounts at December 31, 2005 and 2004 was 2.79% and 2.03%, respectively.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $20,293,000 and $14,228,000 at December 31, 2005 and 2004, respectively.

A summary of certificates of deposit by maturity is as follows:
	December 31,
	2005	2004

Within 12 months	$62,649,330	44,894,330
12 months to 24 months	17,361,757	17,949,310
24 months to 36 months	1,072,797	3,246,649
36 months to 48 months	1,001,081	404,556
Over 48 months	—	58,612

Total	$82,084,965	66,553,457

Interest expense on deposits consists of the following:

	Years Ended December 31,
	2005	2004	2003

Passbook accounts	$252,244	261,513	279,357
NOW accounts	61,160	60,788	67,798
Money market accounts	370,977	364,548	301,881
Certificates of deposit	2,116,030	1,582,178	2,015,311

Total	$2,800,411	2,269,027	2,664,347

12)	Borrowed Money

Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:

	Interest	December 31,
Maturity Date	Rate	2005	2004

April 13, 2005	1.90%	$—	1,000,000
August 24, 2005	5.11	—	2,000,000
January 23, 2006	4.73	2,000,000	2,000,000
May 1, 2006	2.83	2,000,000	2,000,000
August 23, 2006	5.32	1,000,000	1,000,000
December 18, 2006	2.93	1,000,000	1,000,000
March 28, 2007	4.37	2,000,000	—
April 13, 2007	4.18	1,000,000	—
July 1, 2008	4.13	2,000,000	—
August 25, 2008	3.84	2,000,000	2,000,000
May 15, 2009	5.93	421,016	529,608
August 16, 2010	5.99	1,500,000	1,500,000
September 20, 2010	5.95	1,000,000	1,000,000
December 20, 2010	4.98	2,000,000	2,000,000
March 22, 2011	4.09	500,000	500,000
July 15, 2015	5.91	635,869	646,989
November 16, 2020	6.71	1,712,110	1,777,398

		$20,768,995	18,953,995

Weighted average interest rate		4.67%	4.70%

The Bank is required to maintain qualifying collateral for the Federal Home Loan Bank of Indianapolis representing approximately 170 percent of current Bank credit. At December 31, 2005, the Bank met this requirement. Assets which are eligible collateral for meeting the 170% coverage requirement include one—to-four family whole mortgage loans, government and agency securities including mortgage-backed securities insured or guaranteed by FHLMC, FNMA and GNMA, and high rated private mortgage-backed securities. The mortgage loans must not include participations, construction loans, loans which are not in the clear title of the institution, conventional mortgages with more than 30 years remaining to maturity, loans for more than 90% of the appraised value unless there is private or federal insurance, mortgages which are more than 60 days delinquent, or loans upon which any employee of the institution or the FHLB is personally liable.

Interest expense on FHLB advances amounted to $987,546, $899,497 and $987,723 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company has entered into a revolving line of credit in the maximum amount of $300,000. The loan will bear interest at one half percent under the Wall Street Journal prime rate. The Company may borrow up to 75% of the market value of the collateral security. At December 31, 2005, the Company pledged common stock with a market value of approximately $327,000 as collateral securing this line of credit. The Company did borrow against this line of credit during the current year and at December 31, 2005 had an outstanding balance against this line of credit of $242,761. Interest expense incurred on this advance amounted to $2,397 for the year ended December 31, 2005.

In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carried an interest rate of 6.07% and was secured by the shares of the Company purchased with the loan proceeds. The Bank had committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan. At December 31, 2005, the balance of this loan had been fully repaid.

13)	Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures

In March of 2002, the Company formed AMB Financial Statutory Trust I ("Trust"). The Trust is a statutory business trust and is wholly owned by the Company. The Trust issued $5.0 million of Trust Preferred Capital Securities (the "Capital Securities") as a participant in a pooled trust preferred securities offering concurrent with the issuance of the Capital Securities, the Trust issued trust common securities to the Company in the aggregate liquidation value of $155,000. The proceeds of the issuance of the Capital Securities and trust common securities were invested in the Company's junior subordinated debentures. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the trust preferred securities pay interest on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3-month LIBOR plus 3.60%, mature on March 27, 2032 and are non-callable for five years and, after that period, the securities may be called at any quarterly interest payment date at par. Distributions on the Capital Securities are payable quarterly. Interest expense for the years ended December 31, 2005, 2004 and 2003 amounted to $359,035, $264,849 and $251,338, respectively. The costs associated with the Capital Securities issuance have been capitalized and are being amortized over the estimated life of the securities.

14)	Other Liabilities

Other liabilities include the following:
	December 31,
	2005	2004

Accrued interest on deposits	$8,942	6,891
Accrued interest on borrowings	43,072	39,556
Accrued bonus	96,475	110,065
Accrued audit and accounting fees	36,555	35,173
Accrued real estate and personal property taxes	84,991	166,513
Deferred compensation (see note 15)	863,810	793,144
Outstanding bank drafts	919,828	807,319
Miscellaneous accounts payable	340,345	182,436

	$2,394,018	2,141,097

15)	Benefit Plans

The Bank participates in an industry-wide, multi-employer, defined-benefit pension plan, which covers all full-time employees who have attained at least 21 years of age and completed one year of service. The Plan is administered by the Financial Institutions Retirement Fund. Calculations to determine full-funding status are made annually as of June 30. Contributions to the Plan for the Plan years ended June 30, 2005, 2004 and 2003 amounted to $380,900, $264,569 and $190,459, respectively. Pension expense for the years ended December 31, 2005, 2004 and 2003 amounted to $350,037, $254,946 and $171,324, respectively. Information regarding the Bank's share of assets and liabilities and plan benefit information of this plan is not available on an individual basis.

The Bank participates in the Financial Institutions Thrift Plan, which qualifies under Section 401(k) of the Internal Revenue Code and which covers substantially all employees. This plan calls for a discretionary contribution within specified limits and a matching Bank contribution equal to 25% of the first 6% of the employee contributions. Plan expense for the years ended December 31, 2005, 2004 and 2003 amounted to $15,919, $15,286 and $13,632, respectively.

The Bank also has established two non-qualified 401(k) Plan for officers of the Bank. Both Plans provide participating officers the opportunity to defer up to 6% of their salary into a tax deferred accumulation for future retirement. In addition, the Bank has also established a Director Deferral Plan which provides participating directors with the opportunity to defer all or a portion of their fees over a predetermined period. All deferred non-qualified 401(k) Plan contributions and deferred director fees are credited with interest from the Bank at the rate of 10% per year. Interest credited by the Bank to the non-qualified plans and deferred director fees on accumulated funds was $82,583, $77,227 and $75,499 for the years ended December 31, 2005, 2004 and 2003, respectively.

16)	Director, Officer and Employee Plans

Stock Option Plan. In conjunction with the Conversion, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. This Plan authorized grants of options to purchase 210,767 shares of common stock after adjustments of stock dividends and stock splits (original authorized number of shares was 112,412, equal to 10% of the total number of shares issued in the Conversion). On October 23, 1996, 187,573 options (after adjusting for the stock dividends) were granted at $6.80 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant.

At the shareholders’ meeting on April 27, 2005, the shareholders approved the AMB Financial Corp. 2005 Stock Option Plan, which authorized 40,000 stock options to become available for grant. During 2005, options for 43,120 shares were granted (23,194 options from the 1996 Plan and 19,926 from the 2005 Plan) at $13.25 per share exercisable over four years and expiring ten years from the date of grant. The per share weighted average fair value of stock options granted during 2005 was $ 3.51 on the date of grant, using a Black-Scholes option pricing model with the following historical weighted average assumptions: expected dividend yield of 2.0%, risk-free interest rate of 3.85%, expected life of 10 years and volatility of 27%.

The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 2005 and the stock options outstanding at the end of the respective periods.
	Number	Exercise Price
Options	of Options	Per Share	Total

Outstanding at December 31, 2002	187,573	6.80	1,275,496
Granted	0
Exercised	0
Forfeited	0

Outstanding at December 31, 2003	187,573	6.80	1,275,496
Granted	0
Exercised	(70,716)	6.80	(480,869)
Forfeited	0

Outstanding at December 31, 2004	116,857	6.80	794,627
Granted	43,120	13.25	571,340
Exercised	(10,505)	6.80	(71,434)
Forfeited	0

Outstanding at December 31, 2005	149,472	$6.80-13.25	$1,294,533

Exercisable at December 31, 2005	125,496	$6.80-13.25	$976,852

Options available for future grants at December 31, 2005	20,074

As of December 31, 2005, the weighted average exercise price for options outstanding was $8.66 with a weighted average remaining contractual life of 3.25 years.

16)	Director, Officer and Employee Plans (continued)

Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 168,618 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $90,946, $92,997 and $96,694 for the years ended December 31, 2005, 2004 and 2003, respectively.

Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended December 31, 2005, 2004 and 2003, additional compensation expense of $135,709, $177,300 and $132,525 was recognized as a result of implementation of this accounting principle.

17)	Income Taxes

The Bank had qualified under provisions of the Internal Revenue Code, which permitted it to deduct from taxable income an allowance for bad debt, which differed from the provision for such losses charged to income. Accordingly, retained earnings at December 31, 2005 includes approximately $1,950,000, for which no provision for income taxes has been made. If in the future this portion of retained earnings is distributed, or the Bank no longer qualifies as a bank for tax purposes, income taxes may be imposed at the then applicable rates.

The provision for income taxes consists of the following:

	Years Ended December 31,
	2005	2004	2003

Current	$381,864	135,887	520,942
Deferred	(38,195)	213,962	50,100

	$343,669	349,849	571,042

A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:
	Years Ended December 31,
	2005	2004	2003

Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes	5.8	5.6	5.3
Low income housing credit	(11.6)	(11.4)	(7.9)
Cash surrender value of life insurance	(4.0)	(5.2)	(3.4)
ESOP expense	4.5	5.7	3.0
Other	(.1)	(.3)	1.6

Effective income tax rate	28.6%	28.4%	32.6%

Deferred income tax expense consists of the following tax effects of timing differences:
	Years Ended December 31,
	2005	2004	2003

Loan fees	$—	10,058	(6,655)
Federal Home Loan Bank stock dividend	7,440	30,240	33,600
Depreciation	3,939	9,415	53,077
Deferred compensation	(28,266)	1,470	(32,811)
Pension	13,443	5,000	8,142
Book loan loss provision (in excess of) less than tax deduction	(13,152)	126,898	(78,146)
Recapture of bad debt reserve	—	—	(19,082)
Unrealized gain on trading account securities	(20,397)	10,998	52,083
Other, net	(1,202)	19,883	39,892

	$(38,195)	213,962	50,100

18)	Regulatory Capital Requirements

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

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

At December 31, 2005 and 2004, the Bank's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provision, are as follows:
					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio

December 31, 2005
Tangible	$15,427,834	9.26%	$2,498,000	1.50%	$	N/A	N/A	%
Core	15,427,834	9.26	4,996,000	3.00		8,327,000	5.00
Risk-based	16,176,693	15.85	8,165,000	8.00		10,206,000	10.00

December 31, 2004
Tangible	$14,030,787	9.02%	$2,334,000	1.50%	$	N/A	N/A	%
Core	14,030,787	9.02	4,667,000	3.00		7,779,000	5.00
Risk-based	14,623,766	15.44	7,580,000	8.00		9,474,000	10.00

	Tangible	Core	Risk-based
	Capital	Capital	Capital
December 31, 2005
Stockholders' equity	$15,408,964	15,408,964	15,408,964
Unrealized loss on securities
available for sale, net of taxes	18,870	18,870	18,870
General loss allowances	—	—	748,859

Regulatory capital computed	$15,427,834	15,427,834	16,176,693

December 31, 2004
Stockholders' equity	$14,035,972	14,035,972	14,035,972
Unrealized gain on securities
available for sale, net of taxes	(5,185)	(5,185)	(5,185)
General loss allowances	—	—	607,979
Direct equity investments	—	—	(15,000)

Regulatory capital computed	$14,030,787	14,030,787	14,623,766

19)	Stockholders' Equity

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

20)	Financial Instruments with Off-Balance Sheet Risk

The Bank is a party to various transactions with off-balance sheet risk in the normal course of business. These transactions are primarily commitments to originate loans and to extend credit on previously approved unused lines of credit. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements.

Commitments to originate mortgage loans of $1,507,900 at December 31, 2005 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. Of this amount $1,142,900 are fixed rate commitments with rates ranging from 5.75% to 7.125% and $365,000 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

The Bank has approved, but unused, home equity lines of credit of approximately $5,124,000 at December 31, 2005. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $1,439,000 at December 31, 2005. The Bank also has approved but unused credit card lines of credit of approximately $1,448,000.

The Bank is currently participating with several local financial institutions in credit enhancement agreements with in-state municipalities to guarantee the repayment on municipal revenue bonds. The Bank has accepted credit risk on these various municipal projects in the amount of approximately $960,000. These credit enhancements are in cooperation with the Federal Home Loan Bank of Indianapolis ("FHLB") and have pledging requirements as part of the qualifying collateral agreement with FHLB. Additionally, at December 31, 2005, the Bank had issued standby letters of credit totaling approximately $382,000 to guarantee the performance of a customer to a third party.

21)	Contingencies

The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

22)	Subsequent Event

On January 25, 2006, the Company declared a quarterly cash dividend of $.07 per share, totaling $68,925, payable February 17, 2006 to shareholders of record as of February 3, 2006.

23)	Disclosures About the Fair Value of Financial Instruments

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

The estimated fair value of the Company's financial instruments as of December 31, 2005 and 2004 are as follows:

	December 31, 2005
	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$9,039,011	9,039,011
Investment securities, available for sale	3,188,251	3,188,251
Trading securities	329,045	329,045
Mortgage-backed securities, available for sale	1,664,278	1,664,278
Loans receivable	140,034,877	139,251,000
Accrued interest receivable	706,561	706,561

Financial liabilities:
Deposits	$127,434,994	127,018,000
Borrowed money	21,011,756	21,115,000
Accrued interest payable	52,014	52,014

	December 31, 2004
	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$8,352,775	8,352,775
Investment securities, available for sale	2,600,835	2,600,835
Trading securities	514,953	514,953
Mortgage-backed securities, available for sale	2,286,235	2,286,235
Loans receivable	129,342,486	132,419,000
Accrued interest receivable	632,612	632,612

Financial liabilities:
Deposits	$115,658,741	115,523,000
Borrowed money	18,953,995	19,458,000
Accrued interest payable	46,447	46,447

24)	Condensed Parent Company Only Financial Statements

The following condensed statement of financial condition, as of December 31, 2005 and 2004 and condensed statements of income and cash flows for the years ended December 31, 2005, 2004 and 2003 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Statements of Financial Condition

	December 31,
	2005	2004
Assets
Cash and cash equivalents	$183,122	3,263,077
Trading securities	329,045	514,953
Loans receivable	1,758,261	89,930
Real estate held for development	1,352,611	-
Investment in American Savings, FSB	14,694,221	13,522,813
Investment in AMB Financial Statutory Trust I	155,000	155,000
Prepaid expenses and other assets	611,509	557,965

Total assets	19,083,769	18,103,738

Liabilities and Stockholders' Equity

Liabilities:
Borrowed money	442,761	-
Junior subordinated debentures	5,155,000	5,155,000
Accrued taxes and other liabilities	56,119	52,480

Total liabilities	5,653,880	5,207,480

Stockholders' Equity:
Common stock	16,862	16,862
Additional paid-in capital	10,657,470	10,629,631
Retained earnings	10,021,965	9,458,798
Treasury stock	(7,266,408)	(7,209,033)

Total stockholders' equity	13,429,889	12,896,258

	$19,083,769	18,103,738

Condensed Statements of Income

	Years Ended December 31,
	2005	2004	2003

Net interest expense	$(227,881)	(136,372)	(96,122)
Gain on sale of trading securities	42,821	6,876	21,082
Unrealized (loss) gain on trading securities	(50,993)	27,494	130,209
Other non-interest income	9,017	4,359	43,667
Non-interest expense	(294,181)	(280,999)	(330,545)

Net loss before income taxes and equity in earnings of subsidiaries	(521,217)	(378,642)	(231,709)
Benefit from income taxes	209,551	153,442	87,882

Net loss before equity in earnings of subsidiaries	(311,666)	(225,200)	(143,827)
Equity in earnings of subsidiaries	1,171,408	1,105,834	1,326,082

Net income	$859,742	880,634	1,182,255

24)	Condensed Parent Company Only Financial Statements (continued)

Condensed Statements of Cash Flows

	Years Ended December 31,
	2005	2004	2003

Operating activities:
Net income	$859,742	880,634	1,182,255
Equity in earnings of subsidiaries	(1,171,408)	(1,105,834)	(1,326,082)
Amortization of premiums and accretion of discounts	—	11	2,018
Gain on sale of trading securities	(42,821)	(6,876)	(21,082)
Unrealized loss (gain) on trading securities held for trade	50,993	(27,494)	(130,209)
Proceeds from sale of trading securities	177,736	17,845	119,957
Proceeds from redemption of trading securities	—	—	100,000
Purchase of trading securities	—	—	(1,166)
Increase in deferred income on loans	9,512	—	—
(Increase) decrease in prepaid taxes and other assets	(25,705)	80,226	82,147
Increase in other liabilities	3,639	6,883	1,870

Net cash provided (for) by operating activities	(138,312)	(154,605)	9,708

Investing activities:
Proceeds from maturities of investment securities	—	200,000	1,500,000
Purchase of investment securities	—	—	(700,063)
Loan disbursements	(1,767,773)	—	—
Loan repayments	89,930	89,930	89,930
Real estate held for development expenditures	(1,352,611)	—	—

Net cash provided (for) by investing activities	(3,030,454)	289,930	889,867

Financing activities:
Proceeds from borrowed money	442,761	—	—
Proceeds from exercise of stock options	71,434	105,914	—
Repurchase of stock options	—	(108,215)	—
Purchase of treasury stock	(166,187)	(74,269)	(457,240)
Dividends paid on common stock	(259,197)	(224,172)	(178,205)

Net cash provided by (for) investing activities	88,811	(300,742)	(635,445)

Net (decrease) increase in cash and cash equivalents	(3,079,955)	(165,417)	264,130
Cash and cash equivalents at beginning of year	3,263,077	3,428,494	3,164,364

Cash and cash equivalents at end of year	$183,122	3,263,077	3,428,494

AMB Financial Corp.
Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., on April 26, 2006, at the Company’s corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

Stock Listing

The Company’s stock is traded on the OTC Bulletin Board under the symbol “AMFC.OB”.

Price Range of Common Stock and Dividends

The table below shows the range of high and low sale prices and dividends paid in fiscal 2005.
Quarter Ended	High	Low	Dividends

March 31, 2005	14.900	13.140	$0.060
June 30, 2005	14.500	13.080	$0.070
September 30, 2005	13.500	13.000	$0.070
December 31, 2005	13.950	13.050	$0.070

The Board of Directors will consider the payment of future cash dividends and the amount of such dividends based on the results of operations and the financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. See Note 19 of the Notes to the Consolidated Financial Statements for information regarding limitations of the Bank’s ability to pay dividends to the Company.

As of December 31, 2005, the Company had 331 stockholders of record and 984,648 outstanding shares of common stock.

Shareholder General Inquiries Transfer Agent

Shareholder General Inquiries	Transfer Agent

Clement B. Knapp, Jr., President	Registrar & Transfer Co.
AMB Financial Corp.	10 Commerce Drive
8230 Hohman Ave.	Cranford, New Jersey 07016
Munster, Indiana 46321	(800) 456-0596
(219) 836-5870

 AMB Financial Corp.
Corporate Information
Corporate Office

AMB Financial Corp.	Telephone (219) 836-5870
8230 Hohman Avenue	Fax (219) 836-5883
Munster, IN 46321	Web site ambfinancial.com

Directors of the Board	AMB Financial Corp.

Officers

Clement B. Knapp, Jr.	Clement B. Knapp, Jr.
President since 1977.	Chairman of the Board, President
and Chief Executive Officer

Ronald W. Borto	Louis A. Green
Director since 1986.	Senior Vice-President

Donald L. Harle	Scott S. Gyure
Director since 1995.	Vice-President, Treasurer
Chief Financial Officer
Peter Korellis
Director since 2004.	Denise L. Knapp
Corporate Secretary
Michael Mellon
Director since 2004.	Michael Mellon
Executive Vice President
John G. Pastrick
Director since 1979	Todd Williams
Vice President
Robert E. Tolley
Director since 1987

Independent Auditors	Corporate Counsel / Local
Cobitz, VandenBerg & Fennessy	Abrahamson & Reed
9944 S. Roberts Road Suite 202	Attorneys at Law
Palos Hills, IL 60465	200 Russell Street
Hammond, IN 46320

Corporate Counsel / Washington DC
Luse, Gorman, Pomerent & Schick, P.C.
5335 Wisconsin Avenue, N.W.
Washington, D.C. 20015

Annual and Other Report
The Company is required to file an annual report on Form 10-KSB with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company’s quarterly reports may be obtained without charge by contacting:

Tricia Cassity
AMB Financial Corp.
8230 Hohman Avenue
Munster, Indiana 46321
(219) 836-5870