Form 10KSB, Exhibit 13
period 2006-12-31
AMB FINANCIAL CORP
filed 2007-03-30
CIK 915393

Exhibit 13

Annual Report

1

Table of Contents

President’s Message	2

Selected Consolidated Financial Information	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Independent Auditors’ Report	20

Consolidated Financial Statements	21

Stockholder Information	48

Corporate Information	49

President’s Message
To Our Stockholders

On behalf of AMB Financial Corporation (the “Company”), and its wholly owned subsidiary, American Savings, FSB (the “Bank”), I am pleased to present our 2006 annual financial report. The Board of Directors, Officers and Employees are optimistic regarding opportunities in the future.

Our goal, after 96 years of serving the community in Northwest Indiana, is to increase shareholder value while serving the needs of all stakeholders. The Company intends to remain an independent, local community financial institution by focusing on our strength of personalized customer service.

During the 2006 fiscal year total assets grew 6.93% to $182,282,477. The majority of this growth was due to a $10,666,203 (7.62%) increase in loans receivable to $150,701,080. The growth in total assets was funded primarily through a $13,305,833 increase in Federal Home Loan Bank borrowings to $34,317,589.

Net income declined $211,474 from the previous year to $648,268. The decline in net income reflects a $278,301 decline in non-interest income to $1,404,738. This decline in non-interest income is primarily attributed to a one time gain of $345,166 realized in 2005 due to the sale of Intrieve Incorporated stock.

The increase in interest rates has led to a compression of the Bank’s net interest margin. The inversion of the yield curve continues to apply pressure to the Bank’s margin. The weighted average rate on deposit accounts at December 31, 2006 was 3.49%, a 70 basis point increase in comparison to the 2.79% figure as of December 31, 2005.

At the end of 2006 the Bank’s Senior Vice President of Lending, Lou Green, retired. Our Board of Directors, officers and employees wish to express their thanks for his 40 years of dedication and service to the Bank. His presence with the organization and the community will be sorely missed.

Bob Rossa joins the Bank as Vice President of Lending attempting to fill the void created by Lou Green’s retirement. He brings over 35 years of experience and diverse knowledge as a lending officer to this new position.

Our financial performance and stock performance are available on our website at http://www.ambfinancial.com. I urge you to visit our site to view this information and utilize its other services.

The entire staff of the Bank and the Company appreciates your commitment and support, and we look forward to a long and profitable relationship.

Sincerely,
Clement B. Knapp, Jr.
President

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Dollars in thousands)

	At December 31,
	2006	2005	2004	2003	2002

SELECTED FINANCIAL DATA:

Total assets	182,282	170,466	157,094	145,965	149,672
Loans receivable, net	150,701	140,035	129,342	120,209	114,318
Investment securities and interest bearing deposits	10,433	9,367	8,790	6,997	15,326
Mortgage backed securities	1,252	1,664	2,286	3,155	2,643
Trading securities	339	329	515	498	566
Deposits	124,858	127,435	115,659	108,334	109,331
Borrowed funds	34,318	21,012	18,954	16,130	20,297
Guaranteed preferred beneficial interest in junior subordinated debt	5,000	5,000	5,000	5,000	5,000
Stockholders equity	14,661	14,145	13,409	12,520	11,846

	At or for the Year Ended December 31,
	2006	2005	2004	2003	2002
SELECTED FINANCIAL RATIOS AND OTHER DATA:

Return on average assets	0.37%	0.53%	0.58%	0.78%	0.68%
Return on average stockholders equity	4.48	6.20	6.78	9.72	8.36
Average stockholders equity to average assets	8.28	8.54	8.56	8.04	8.19
Stockholders equity to total assets	8.04	8.30	8.54	8.58	7.91
Interest rate spread during the period	2.69	3.02	3.24	3.26	3.20
Net interest margin	2.69	3.05	3.26	3.23	3.18
Operating expenses to average assets	2.63	2.86	2.81	2.67	2.54
Efficiency ratio (1)	82.52	80.22	75.42	68.62	67.77
Non-performing assets to total assets	2.06	1.24	1.02	1.13	0.79
Allowance for loan losses to non-performing loans	25.65	50.80	44.50	65.35	78.24
Allowance for loan losses to loans
Receivable, net (2)	0.45	0.53	0.55	0.85	0.73
Ratio of average interest-earning assets to average interest-bearing liabilities	1.00x	1.01x	1.01x	.99x	.99x
Number of full servive offices	3	3	3	3	3

(1) Non-interest expense divided by net-interest income plus non-interest income except for gains and losses on investments available for sale and other assets.
(2) Loans include loans, net, excluding the allowance for loan losses.

SELECTED CONSOLIDATED FINANCIAL INFORMATION (cont.)
(Dollars in thousands except per share data)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002

SELECTED OPERATING DATA:

Total interest income	$10,027	$8,585	$7,887	$8,235	$8,847
Total interest expense	5,807	4,149	3,433	3,904	4,693
Net interest income	4,220	4,436	4,454	4,331	4,154
Provision for loan losses	248	275	189	214	392
Net interest income after provision for loan losses	3,972	4,161	4,265	4,117	3,762

Non-interest income:
Fees and service charges	1,139	1,122	946	1,181	991
Rental income	139	138	137	77	145
Gain on sale of securities	---	32	7	50	22
Unrealized gain (loss) on trading securities	10	(51)	27	130	36
Gain on sale of other assets	39	345	---	---	---
Gain (loss) on sale of other real estate owned	(79)	(4)	14	24	(28)
Loss from limited partnership	(41)	(72)	(82)	(91)	(88)
Income from real estate held for development	51	---	---	---	---
Gain from life inurance proceeds	---	---	27	---	---
Increase from cash surrender value of life insurance	123	118	135	152	158
Loan loss settlement	---	---	---	92	---
Other	23	55	29	57	99
Total non interest income	1,404	1,683	1,240	1,672	1,335

Non interest expense:
Compensation and benefits	2,327	2,348	2,185	1,959	1,799
Advertising	250	180	133	110	94
Office occupancy and equipment expenses	428	428	411	471	441
Data processing	476	660	558	521	485
Federal deposit insurance premiums	16	16	17	18	18
Professional fees	306	243	251	248	231
Other	806	765	719	709	652
Total non-interest expense	4,609	4,640	4,274	4,036	3,720

Income before income taxes	767	1,204	1,231	1,753	1,377
Income tax provision	119	344	350	571	376
Net income	648	860	881	1,182	1,001

Basic earnings per share	$0.64	$0.90	$0.94	$1.31	$1.02
Diluted earnings per share	$0.64	$0.85	$0.87	$1.18	$0.97

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General AMB Financial Corp. (the "Company") is the thrift holding company for American Savings FSB, (the "Bank"), a federally chartered savings bank. Collectively, the Holding Company and the Bank are referred to herein as the "Company."

The Company's primary market area consists of the northwest portion of Lake County, Indiana. Business is conducted from its main office at 8230 Hohman Avenue, Munster, Indiana, as well as two full-service banking offices located in Dyer, and Hammond, Indiana. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one-to-four-family residences. To a lesser extent, funds are invested in one-to-four-family residences, non-residential real estate, consumer, multi-family, land, construction, and commercial business loans. The Company also invests in mortgage-backed and other investment securities and to a lesser extent, leases, equity securities, and accounts receivable.

The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings and to a lesser degree, non-interest income and non-interest expense. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. Non-interest income primarily consists of fees on deposits and loan products, increase in cash surrender value of life insurance, rental income, and securities gains or losses. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, data processing service fees, federal deposit insurance premiums, and other operating expenses.

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

Operating Strategy. The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution focused on serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one-to-four-family residential real estate; (ii) supplement its one-to-four-family residential lending activities with non-residential, consumer, multi-family, land, construction, and business loans; (iii) augment its lending activities with investments in purchased loans, leases, mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets when market conditions permit (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, to the extent practicable, the volume of the Company's assets and liabilities.

Management and the Board of Directors of the Company have sought to enhance shareholder value by using excess capital to repurchase outstanding shares when business and market conditions warrant.

Forward-Looking Statements. When used throughout this document, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected,” or similar expressions are intended to identify “forward looking statements” within the meaning of the section 27E of the Securities and Exchange Act of 1934. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank’s market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans and real estate values in the Bank’s market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The factors listed above could affect the Company’s financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

The Company does not undertake, and specifically disclaims any obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Financial Condition - During the year December 31, 2006, the Company’s total assets increased by $11.8 million to $182.3 million from $170.5 million at December 31, 2005. This asset growth was primarily attributable to a $10.7 million increase in net loans receivable, primarily single-family residential loans, which was funded with an increase in borrowed money.

Cash and short-term investments totaled a combined $9.7 million at December 31, 2006, an increase of $700,000 from the combined balance of $9.0 million at December 31, 2005. In view of the current inverted yield curves, the Company continues to reinvest excess liquidity in overnight funds with the expectation that they will be readily available for investment in higher yielding assets or to pay down borrowed funds as they mature. The allocation of these funds depends on future market conditions.

Investment securities, available for sale, decreased by $10,000 to $3.18 million at December 31, 2006. This portfolio consists primarily of U.S. government agency obligations. At December 31, 2006, the Company had an unrealized loss, net of taxes, on available for sale investment securities of $9,500 compared to an unrealized loss, net of taxes, of $7,000 at December 31, 2005.

Trading account securities increased by $10,000 to $339,000 at December 31, 2006. The increase is attributable to an increase in unrealized appreciation in the portfolio. There were no purchases or sales of trading securities during the current year. The trading account portfolio consists of holdings in small thrift and community bank stocks.

Mortgage-backed securities, available for sale, totaled $1.3 million at December 31, 2006 compared to $1.7 million at December 31, 2005. There were no new purchases of mortgage-backed securities during the current year and as a result, the balance of mortgage-backed securities decreased by $412,000 due to amortization and prepayments. At December 31, 2006, the Company had an unrealized loss, net of taxes, on available for sale mortgage-backed securities of $15,000 compared to an unrealized loss, net of taxes, of $11,000 at December 31, 2005.

Loans receivable increased $10.7 million, or 7.6%, to $150.7 million at December 31, 2006 from $140.0 million at December 31, 2005. The Bank originated loans of $49.3 million and purchased loans totaling $7.3 million during the year ended December 31, 2006, compared to $41.8 million or originations and $11.8 million of purchases during the prior year. The purchased loans in the current year include $5.2 million in adjustable rate one-to-four family loans, $770,000 in medical equipment loans and $1.3 million of disbursed participation loans on land development and new construction projects. Offsetting the originations and purchases were amortization and prepayments of loans totaling $44.5 million and $41.9 million for the years ended December 31, 2006 and 2005.

The mortgage loan portfolio continues to consist primarily of one-to-four family mortgage loans. Our one-to-four family mortgage loans, which represent 67.1% of the total loan portfolio at December 31, 2006, increased $12.4 million to $105.2 million at December 31, 2006 from $92.8 million at December 31, 2005. While the Bank continues to be primarily a one-to-four family mortgage lender, intends to increase its emphasis on multi-family and non-residential loan originations. Multi-family loans, which tend to be less susceptible to prepayment risk compared to one-to-four family loans, decreased $637,000 to $8.3 million at December 31, 2006 from $8.9 million at December 31, 2005 while non-residential loans increased by $1.1 million to $18.2 million at December 31, 2006 from $17.1 million at December 31, 2005.

The allowance for loan losses totaled $686,000, a decrease of $63,000 from the $749,000 balance at December 31, 2005. The Bank’s allowance for loan losses to total loans outstanding was .45% at December 31, 2006, compared to .53% at December 31, 2005. Non-performing loans increased $1.2 million to $2.68 million, or 1.71% of total loans receivable at December 31, 2006, compared to $1.47 million, or 1.02% of total loans receivable at December 31, 2005. Included in non-performing loans at December 31, 2006, was a 12 unit townhouse construction loan located in Merrillville, Indiana totaling $1.1 million which is in the process of being renegotiated by the borrowers as well as a commercial office building located in the local market area totaling $340,000 in the process of foreclosure. The ratio of allowance for loan losses to non-performing loans was 25.7% at December 31, 2006 compared to 50.8% at December 31, 2005.

The Company has acquired, in conjunction with an agreement with a local builder, nine vacant lots on which to construct single-family residences in St. John and Munster Indiana. During the year ended December 31, 2006, our investment in real estate held for development increased by $529,000 to $1.9 million from $1.4 million at December 31, 2005 as additional expenditures of $1.4 million were offset by the proceeds from the sale of two properties totaling $882,000. Two additional properties are complete and listed for sale and two other properties are close to completion and are anticipated to be marketed in the first half of 2007.

Deposits decreased $2.6 million to $124.8 million at December 31, 2006 from $127.4 million at December 31, 2005. The decrease in deposits is due to a decrease in certificates of deposit of $1.2 million as well as a decrease in non-certificate accounts, primarily passbook and money market accounts, of $1.4 million. At December 31, 2006, the Bank’s non-certificate accounts (passbook, checking and money market accounts) comprised $43.9 million, or 35.2% of deposits, compared to $45.3 million, or 35.6% of deposits at December 31, 2005. The decrease in deposits during the current year is attributable in part to increased pricing competition in the current interest rate environment.

Borrowed money, which consisted primarily of FHLB of Indianapolis advances, increased by $13.3 million to $34.3 million at December 31, 2006 compared to $21.0 million at December 31, 2005. The increase in borrowed money was utilized to fund the current year loan originations as well as to fund the decrease in deposit balances. As of December 31, 2006, the weighted average rate and term to maturity for the FHLB of Indianapolis was 5.16% and 2.2 years, respectively, compared to a weighted average rate and term to maturity of 4.67% and 3.5 years, respectively, as of December 31, 2005.

Total stockholders’ equity of the Company increased by $516,000 to $14.7 million, or 8.04% of total assets, at December 31, 2006, compared to $14.1 million, or 8.30% of total assets at December 31, 2005. The increase in stockholders’ equity was the result of net income of $648,000, the exercise of non-qualified stock options, net of the related tax benefit, totaling $560,000 and stock option compensation of $50,000 offset by the Company’s repurchase of common stock for treasury in the amount of $421,000, the payment of $315,000 in cash dividends and a decrease in unrealized holding gains on securities available for sale, net of tax, in the amount of $6,000.

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

ANALYSIS OF NET INTEREST INCOME TABLE

	For the Year Ended December 31
	(Dollars in thousands)

		2006			2005			2004
Assets: Interest-Earning Assets	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate

Loans receivable (1)	146,688	9,553	6.51%	133,560	8,152	6.10%	124,523	7,541	6.06%
Mortgage-backed securities	1,448	70	4.83%	1,989	90	4.52%	2,665	123	4.62%
Investment securities	3,411	166	4.87%	3,439	115	3.34%	2,489	81	3.24%
Interest-bearing deposits	3,290	152	4.62%	4,735	149	3.15%	5,199	67	1.30%
FHLB stock	1,761	86	4.88%	1,795	79	4.40%	1,732	75	4.31%
Total interest-earning assets	156,598	10,027	6.40%	145,518	8,585	5.90%	136,608	7,887	5.77%
Non-interest earning assets	18,415			16,736			15,247
Total Assets	175,013			162,254			151,855

Liabilities and stockholders equity:
Interest-Bearing Liabilities
Passbook accounts	18,541	232	1.25%	20,203	252	1.25%	20,934	262	1.25%
Demand and NOW accounts	24,687	434	1.76%	25,652	432	1.68%	26,564	425	1.60%
Certificate accounts	80,834	3,309	4.09%	72,437	2,116	2.92%	65,220	1,582	2.43%
Total deposits	124,062	3,975	3.20%	118,292	2,800	2.37%	112,718	2,269	2.01%
Borrowings	27,260	1,378	5.06%	20,738	990	4.77%	18,117	899	4.96%
Junior subordinated debentures	5,000	454	9.08%	25,738	1,349	5.24%	23,117	1,164	5.04%
Total interest-bearing liabilities	156,322	5,807	3.71%	164,768	5,139	3.12%	153,952	4,332	2.81%
Non-interest liabilities	4,206			4,367			3,025
Total liabilities	160,528			169,135			156,977
Stockholders equity	14,485			13,857			12,995
Total liabilities and stockholders equity	175,013			182,992			169,972

Net interest income / net interest rate spread		4,220	2.69%		3,446	3.02%		3,555	3.24%

Net interest-earning assets / net interest margin	276		2.69%	1,488		3.05%	773		3.26%

Ratio of interest-earning assets to interest bearing liabilities	1.00x			1.01x			1.01x

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

	For the Year Ended December 31,
	2006 Compared to 2005 Increase (Decrease) Due to				2005 Compared to 2004 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(Dollars in thousands)				(Dollars in thousands)
Interest-earning assets:
Loans receivable, net	$546	801	54	1,401	60	547	4	611
Mortgage-backed securities	6	(24)	(2)	(20)	(2)	(31)	-	(33)
Investment securities	52	(1)	-	51	2	31	1	34
Interest-bearing deposit	70	(46)	(21)	3	97	(6)	(9)	82
FHLB Stock	9	(2)	-	7	1	3	-	4
Totals	$683	728	31	1,442	158	544	(4)	698

Interest-bearing liabilities:
Passbook accounts	$1	(21)	-	(20)	(1)	(9)	-	(10)
Demand and Now accounts	19	(16)	(1)	2	22	(15)	-	7
Certificate accounts	849	245	99	1,193	323	175	36	534
Borrowed funds	58	312	18	388	(34)	130	(5)	91
Junior subordinated debentures	95	-	-	95	94	-	-	94
Totals	$1,022	520	116	1,658	404	281	31	716

Net change in net interest income				$(216)				$(18)

Comparison of the Results of Operations for the Years Ended December 31, 2006 and 2005

General - Net income for the year ended December 31, 2006 decreased $212,000 to $648,000, from $860,000 for the year ended December 31, 2005. Diluted earnings per share totaled $.64 per share for the year ended December 31, 2006 and $.85 per share for the year ended December 31, 2005. Return on average stockholders’ equity decreased to 4.48% for the year ended December 31, 2006, from 6.20% for the year ended December 31, 2005. Return on average assets decreased to .37% for the year ended December 31, 2006, from .53% for the year ended December 31, 2005. The decreases in net income and the related return ratios for the year ended December 31, 2005 were primarily the result of decreases in net interest income and non-interest income offset, in part, by a reduction in income tax expense. Management expects further margin compression to occur in 2007 unless the yield curve, which is currently inverted, assumes a more “positive” shape.

Interest income - Total interest income increased by $1.4 million, or 16.8%, to $10.03 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. This increase was the result of an increase of $11.1 million in the average balance of interest-earning assets to $156.6 million for the year ended December 31, 2006, from $145.5 million for the year ended December 31, 2005 as well as an increase in the average yield on interest-earnings assets to 6.40% for the year ended December 31, 2006, from 5.90% for the year ended December 31, 2005. The increase in the average balance of interest-earnings assets was chiefly due to increases in the average balances of loans receivable. The increase in the average yield on interest-earning assets was primarily the impact of economic conditions that resulted in an increase in rates throughout the year, particularly for short and medium term instruments, resulting in the reinvestment of prepaid and matured asset at higher rates. In addition, net premium amortization on purchased mortgage loans decreased $35,000 to $45,000 for the year ended December 31, 2006, from $80,000 for the year ended December 31, 2005 generating a year-over-year improvement.

Interest income on loans receivable increased $1.4 million, or 17.2%, to $9.55 million compared to the prior year. The increase in interest income on loans was the result of a $13.1 million increase in the average balance of loans as well as an increase in the average yield to 6.51% for the year ended December 31, 2006, from 6.10% for the year ended December 31, 2005. The increase in the average yield on loans receivable reflects the impact of an increasing interest rate environment as lower rate loans were repaid and replaced with higher yield new originations and purchases. Interest income on mortgage-backed securities decreased due to a decrease in the average balance in the portfolio. Interest income on the investment portfolio and on interest-bearing deposits rose due to the overall increase in short-term rates between the periods.

Interest Expense - Total interest expense increased by $1.7 million, or 40.0%, to $5.81 million for the year ended December 31, 2006 compared to $4.15 million for the year ended December 31, 2005. The cost of interest-bearing liabilities increased 83 basis points to 3.71% for the year ended December 31, 2006, compared to 2.88% for the year ended December 31, 2005, as sharply higher short-term interest rates forced management to raise the rate on repricing certificates of deposits. The balance of interest-bearing liabilities also rose during the year by $12.3 million to $156.3 million for the year ended December 31, 2006 compared to $144.00 million for the year ended December 31, 2005.

Interest expense on borrowings increased by $483,000 to $1.83 million for the year ended December 31, 2006, compared with the prior year as a result of a $6.5 million increase in the average balance of borrowings to $27.2 million for the year ended December 31, 2006, from $20.7 million for the year ended December 31, 2005, as well as an increase of 44 basis points in the average cost of borrowed funds. Maturities of lower costing fixed rate FHLB advances refinanced into higher cost borrowings and the rate increased on our LIBOR-based trust preferred securities.

Provision for Loan Losses - The Company establishes provisions for losses on loans, which are charged to operations, in order to maintain the allowance for losses on loans at a level which is deemed appropriate to absorb losses inherent in the portfolio. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of real estate collateral current and anticipated economic conditions, volume and type of lending, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates, and ultimate losses may vary from such estimates. Management assesses the allowance for losses on loans on a periodic basis and makes appropriate provisions to maintain the adequacy of the allowance. The actual determination of the total provision is the combination of specific reserves, which may be established from time to time on individual classified assets, and a general reserve that is based in part on certain ratios applied to various loan pools as stratified by the Company, considering historical charge-offs and delinquency levels.

Based on management’s assessment of the adequacy of the loan loss reserve, the Company recorded a provision for loan losses of $248,000 for the year ended December 31, 2006 compared to $275,000 in the prior year. There were no changes in estimation method or assumptions that impacted the provision for loan losses during the year. Net charge-offs were $311,000 and $242,000 during the years ended December 31, 2006 and 2005, respectively. The allowance for loan losses totaled $686,000 at December 31, 2006, and $749,000 at December 31, 2005.

Non-Interest Income - Non-interest income for the year ended December 31, 2006 decreased $279,000, to $1.40 million from $1.68 million for the year ended December 31, 2005. The decrease in non-interest income was primarily due to a reduced gain on the sale of the stock in the Bank’s data processing provider to $39,000 in the current year compared to $345,000 recorded in the prior year. In addition, the Company recorded an increased loss of $75,000 from the sale and write-down of other real estate owned properties in the current year compared to the prior year. Offsetting these declines was $51,000 in income from real estate operations which began in 2006. Loan fee income increased by $54,000 during the year, primarily due to increased mortgage release fee income while deposit related fee income fell by $94,000 due to reduced ATM surcharge fees and to a lesser extent, reduced fee income from NOW account overdraft fees. Service fee income relating to the Company’s accounts receivable program increased by $56,000 due entirely to increased activity from those accounts serviced by the Bank.

In addition, the Company also recorded a loss of $41,000 and $72,000 for the years ended December 31, 2006 and 2005, respectively, related to an investment in a low-income housing join venture. As a result of this investment, the Company recorded an offsetting $140,000 in federal income tax credits during both years which resulted in the reduction of the Company’s effective income tax rate.

Non-Interest Expense - The Company’s non-interest expense decreased $31,000 to $4.61 million for the year ended December 31, 2006 compared to $4.64 million for the year ended December 31, 2005. The decrease in non-interest expense resulted primarily from decreased data processing costs of $184,000, due to increased efficiencies which were undertaken during 2005 as well as significant costs incurred in the prior year to convert to a new ATM/debit card platform. In addition, staffing costs declined by $21,000, primarily related to $221,000 of ESOP expenses incurred in the prior year, which offset increases in compensation, pension and other benefit costs. Advertising costs increased by $70,000 as many new promotion campaigns were undertaken to promote the Bank’s products and image in the local community. Professional fees also increased by $63,000 as due in part to increased legal and audit fees as well as an extensive loan file review and several compliance reviews that occurred during the year.

Income Taxes - The Company recorded a provision for income taxes of $119,000, or an effective tax rate of 15.5% for the year ended December 31, 2006 compared to $344,000, or an effective tax rate of 28.6% for the year ended December 31, 2005. Both periods were positively impacted by the recognition of approximately $140,000 in low-income housing tax credits which have a greater impact on the effective tax rate in a lower earnings period compared to a higher earnings period. The current year’s tax provision was also impacted as a result of amending prior years’ state income tax returns which resulted in the Company receiving $25,000 in refunds.

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

Qualitative and Quantitative Disclosure of Market Risk

The principal objectives of the Company's interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives; (ii) quantify and monitor the amount of interest rate risk inherent in its asset/liability structure; and (iii) modify the Company's asset/liability structure, as necessary, to manage interest rate risk and net interest margins in changing rate environments. Management seeks to achieve these objectives through an analysis of the value of the Company’s net portfolio value (“NPV”) under different interest rate scenarios and the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing periods. The Company does not currently engage in the use of off-balance sheet derivative instruments to control interest rate risk and management does not intend to engage in such activity in the immediate future.

Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings and net asset value of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice which can occur through the prepayment of long-term loans more quickly than interest-bearing liabilities and net asset value, falling interest rates could result in a decrease in net interest income and net asset value. Also, changes in interest rates usually have an impact on the value of the Company’s financial assets. Finally, a flattening or inversion of the "yield curve" (i.e., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

In managing the Company's asset/liability position, the Board and management attempt to manage the Company's interest rate risk while enhancing net interest margins. However, the Board of Directors generally believes that the increased net interest income resulting from a mismatch in the maturity of the Company's asset and liability portfolios can, during periods of declining or stable interest rates and periods in which there is a substantial positive difference between long- and short-term interest rates (i.e., a “positively sloped yield curve”), can provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. As a result, the Company's results of operations and net portfolio values remain significantly vulnerable to increases in interest rates and to fluctuations in the difference between long- and short-term interest rates. In particular, our net interest margin has been adversely affected by the current inverted yield curve interest rate environment.

Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive loans. At December 31, 2006, adjustable-rate or short-term (three years or less) loans represented $58.7 million, or 38.9% of the total loan portfolio. Second, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At December 31, 2006 the Company had $17.6 million of regular savings accounts, $10.9 million of money market accounts and $15.5 million of NOW, checking and club accounts. Overall, these accounts comprised 35.9% of the Company's total deposit base. Finally, a portion of the Company’s recent borrowings have terms to maturity or call of three years or more. At December 31, 2006, $9.8 million or 28.7% of the Company’s borrowings had remaining terms to maturity or call of three years or more.

One approach used by management to monitor its exposure to interest rate risk is the NPV analysis. The NPV represents the excess of the present value of expected cash flows from assets over the present value of expected cash flows from liabilities. The NPV model estimates the sensitivity of the Bank’s NPV over a series of instantaneous and sustained parallel shifts in interest rates.

Presented below, as of December 31, 2006 and 2005, is an analysis of the Bank’s interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve in 100 basis point (1%) increments, up to 300 basis points and down 100 basis points in 2005 and 2004 in accordance with OTS regulations. As illustrated in the table, the Bank’s NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Bank would pay on its deposits in the event of a rate increase would increase more rapidly than the yield on its assets because the Bank’s deposits generally have shorter periods to repricing.

NET PORTFOLIO BALANCES
Year Ended December 31,

Assumed Change in Interest Rates	2006			2005
(Basis Points)	$ Amount	$ Change	% Change	$ Amount	$ Change	% Change
	(dollars in thousands)

+ 300	12,359	(6,415)	(34)	11,106	(6,885)	(38)
+ 200	14,738	(4,036)	(21)	13,504	(4,487)	(25)
+ 100	16,973	(1,801)	(10)	15,843	(2,148)	(12)
	18,774			17,991
- 100	19,916	1,141	6	19,465	1,474	8

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

Liquidity and Capital Resources. The Company's primary sources of funds are deposits, borrowings, principal and interest payments on loans and securities and, to a lesser extent, proceeds from the sale of loans and securities. While maturities and scheduled amortization of loans and securities provide a relatively predictable flow of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

The primary investing activity of the Company is the origination and purchase of real estate and other loans. During the years ended December 31, 2006, and 2005, the Company's disbursements for loan originations totaled $49.3 million, and $41.8 million, respectively, and loan purchases totaled $7.3 million and $11.8 million, respectively.

For the year ended December 31, 2006, the Company experienced a net decrease in deposits (including the effect of interest credited) of $2.6 million as compared to a net increase in deposits of $11.8 million during 2005. New FHLB advances in fiscal 2006 totaled $20.0 million, compared to $5.0 million in fiscal 2005. FHLB advances of $6.7 million and $3.0 million were repaid in fiscal 2006 and 2005, respectively. The necessary liquidity needed during 2006 was obtained through the increased FHLB advances due to slightly more favorable advance rates, which required less dependence on deposits. The decline in deposits during 2006 was primarily attributable to increased competition or deposit accounts in the flat yield curve environment.

The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. Based on the level of qualifying collateral available to secure advances, at December 31, 2006, the Company's borrowing limit from the FHLB of Indianapolis was approximately $52.8 million, with unused borrowing capacity of $37.8 million at that date.

The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2005 and 2004, cash and cash equivalents totaled $9.7 million and $9.0 million, respectively.

At December 31, 2006, the Company had outstanding loan origination commitments of $2.7 million on 1 to 4 family residential real estate loans and $478,000 for non-residential real estate loans. Undisbursed loans in process totaled $1.4 million at year-end and approved but unused lines of credit were $4.9 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 2006 totaled $72.3 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

The OTS capital regulations require savings institutions to meet two minimum capital standards: a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. The Bank satisfied these minimum capital standards at December 31, 2006 with a leverage capital ratio of 8.74% and a total risk-based capital ratio of 14.93%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings institution must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. The Bank paid $800,000 in dividends to the Company for the year ending December 31, 2006 and paid no dividends for the years ending December 31, 2005 and 2004. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

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

Accounting for Servicing of Financial Assets - In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets” (“SFAS No. 156"), which requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practical. An entity can elect either to (1) subsequently measure servicing rights at fair value and report changes in fair value in earnings, or (2) continue the current practice of amortizing servicing rights in proportion to and over the expected period of servicing income or loss. The statement also permits entities, at the date of adoption, a one-time option to reclassify certain available-for-sale (“AFS”) securities to trading securities, without calling into question the classification of other AFS securities under Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” provided that the AFS securities are identified as offsetting the entity’s exposure to changes in fair value of servicing assets or liabilities that the entity has elected to subsequently measure at fair value. This statement is effective for fiscal years beginning after September 15, 2006. The Company does not believe that adoption of this statement will have any significant impact on its financial position and results of operations.

Accounting for Uncertainty in Income Taxes - In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109 (FIN 48) which establishes a recognition threshold and measurement for income tax positions recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized or, continue to be recognized, upon adoption of this Interpretation. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 on January 1, 2007. The Company does not believe that adoption of FIN 48 will have any significant impact on its financial condition or results of operations.

Fair Value Measurements - In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial condition or results of operations.

Accounting for Deferred Benefit Pension and Other Postretirement Plans - In October 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87,88, 106 and 132(R) (SFAS 158) which does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. SFAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. SFAS 158 is effective for fiscal years ending after December 15, 2006. Adoption of SFAS 158 in the current year did not have a significant impact on the Company’s financial condition and results of operations since the Company participates in a multi-employer defined benefit pension plan.

Consolidated Financial Statements

Cobitz, VandenBerg & Fennessy
CERTIFIED PUBLIC ACCOUNTANTS
9944 S. Roberts Road · Suite 202
Palos Hills, Illinois 60465
—
(708) 430-4106 ·  FAX (708) 430-4499

INDEPENDENT AUDITORS' REPORT

The Board of Directors
AMB Financial Corp.

We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cobitz, VandenBerg & Fennessy

January 12, 2007
Palos Hills, Illinois

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

	December 31,

	2006	2005
Assets
Cash and amounts due from depository institutions	$4,224,462	4,662,586
Interest-bearing deposits	5,503,380	4,376,425
Total cash and cash equivalents	9,727,842	9,039,011
Investment securities, available for sale, at fair value (note 2)	3,178,431	3,188,251
Trading securities (note 3)	339,275	329,045
Mortgage-backed securities, available for sale, at fair value (note 4)	1,252,251	1,664,278
Loans receivable (net of allowance for loan losses:
2006 - $686,467; 2005 - $748,859) (note 5)	150,701,080	140,034,877
Real estate owned	1,081,113	584,206
Investment in limited partnership (note 6)	757,129	797,948
Stock in Federal Home Loan Bank of Indianapolis, at cost	1,750,900	1,802,600
Accrued interest receivable (note 7)	796,354	706,561
Office properties and equipment - net (note 8)	2,856,432	2,391,489
Real estate held for development (note 9)	1,881,551	1,352,611
Bank owned life insurance	3,614,272	3,491,606
Prepaid expenses and other assets (note 10)	4,345,847	5,083,393

Total assets	182,282,477	170,465,876
Liabilities and Stockholders' Equity

Liabilities:
Deposits (note 11)	124,858,001	127,434,994
Borrowed money (note 12)	34,317,589	21,011,756
Junior subordinated debentures (note 13)	5,000,000	5,000,000
Note payable	342,567	480,476
Advance payments by borrowers for taxes and insurance	-	401,967
Other liabilities (note 14)	2,701,185	2,394,018
Total liabilities	167,621,309	156,321,244

Stockholders' Equity:
Preferred stock, $.01 par value: authorized
100,000 shares; none outstanding	-	-
Common stock, $.01 par value: authorized 1,900,000 shares;
1,686,169 shares issued and 1,046,350 shares outstanding at
December 31, 2006 and 984,648 shares outstanding at December 31, 2005	16,862	16,862
Additional paid-in capital	11,519,168	11,391,083
Retained earnings, substantially restricted	9,963,363	10,021,965
Accumulated other comprehensive loss, net of tax	(24,650)	(18,870)
Treasury stock, at cost (639,819 and 701,521 shares at
December 31, 2006 and 2005)	(6,813,575)	(7,266,408)
Common stock acquired by Employee Stock Ownership Plan	-	-

Total stockholders' equity (notes 18 and 19)	14,661,168	14,144,632
Commitments and contingencies (notes 20 and 21)
Total liabilities and stockholders' equity	$182,282,477	170,465,876

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Income

	Years Ended December 31,
	2006	2005	2004
Interest income:
Interest on loans	$9,553,222	8,152,121	7,541,266
Interest on mortgage-backed securities	69,566	90,049	123,039
Interest on investment securities	166,546	114,952	80,687
Interest on interest-bearing deposits	151,854	148,977	67,644
Dividends on Federal Home Loan Bank stock	85,875	78,545	74,646

Total interest income	10,027,063	8,584,644	7,887,282
Interest expense:
Interest on deposits	3,974,567	2,800,411	2,269,027
Interest on borrowings	1,832,504	1,348,978	1,164,386
Total interest expense	5,807,071	4,149,389	3,433,413

Net interest income	4,219,992	4,435,255	4,453,869
Provision for loan losses (note 5)	248,146	274,845	189,198
Net interest income after provision for loan losses	3,971,846	4,160,410	4,264,671
Non-interest income:
Loan fees and service charges	227,514	173,487	178,609
Deposit related fees	480,986	574,782	474,634
Other fee income	430,821	374,052	293,140
Rental income	139,086	138,413	137,053
Unrealized gain (loss) on trading securities - net	10,230	(50,993)	27,494
Gain on sale of trading securities	-	42,821	6,876
Loss on sale of investment securities	-	(11,269)	-
(Loss) gain on sale of real estate owned - net	(78,513)	(4,189)	14,445
Loss from limited partnership (note 6)	(40,819)	(71,750)	(82,300)
Income from real estate held for development	50,598	-	-
Gain on sale of other assets (note 10)	38,851	345,166	-
Gain from life insurance proceeds	-	-	26,678
Increase in cash surrender value of life insurance	122,666	118,494	134,608
Other income	23,318	54,025	28,637
Total non-interest income	1,404,738	1,683,039	1,239,874

Non-interest expense:
Staffing costs (notes 15 and 16)	2,327,335	2,348,057	2,184,709
Advertising	250,282	180,168	133,286
Occupancy and equipment expenses (note 8)	428,362	427,937	411,421
Data processing	475,599	659,849	558,225
Professional fees	305,433	242,779	250,856
Federal deposit insurance premiums	16,028	16,331	17,261
Other	806,205	764,917	718,304
Total non-interest expense	4,609,244	4,640,038	4,274,062

Income before income taxes	767,340	1,203,411	1,230,483
Income taxes (note 17)	119,072	343,669	349,849
Net income	$648,268	859,742	880,634

Earnings per share -
Basic	$.64	.90	.94
Diluted	$.64	.85	.87

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2006

					Accumulated
		Additional			Other			Common
	Common	Paid-in	Retained	Income	Comprehensive	Treasury		Stock
	Stock	Capital	Earnings	(Loss)	Stock	by ESOP	Total	Acquired
Balance at December 31, 2003	$16,862	11,066,882	9,006,790	54,067	(7,445,132)	(179,860)	12,519,609

Comprehensive income:
Net income				880,634				880,634
Other comprehensive loss, net of tax:
Unrealized holding loss during the year						(48,882)		(48,882)

Total comprehensive income				880,634	(48,882)			831,752

Purchase of treasury stock (5,100 shares)						(74,269)		(74,269)
Exercise of 70,716 stock options and reissuance of treasury stock			(204,454)		310,368		105,914
Repurchase of 10,537 stock options			(108,215)					(108,215)
Tax benefit related to stock options exercised			91,568					91,568
Appreciation in fair value of shares charged to expense for ESOP plan			177,300					177,300
Contribution to fund ESOP loan						89,930	89,930
Dividends declared on common stock ($.24 per share)				(224,172)				(224,172)

Balance at December 31, 2004	16,862	11,227,535	9,458,798	5,185	(7,209,033)	(89,930)	13,409,417

Comprehensive income:
Net income				859,742				859,742
Other comprehensive loss, net of tax:
Unrealized holding loss during the year					(30,816)			(30,816)
Add: Reclassification adjustment of losses included in net income					6,761		6,761

Total comprehensive income				859,742	(24,055)			835,687

Purchase of treasury stock (11,618 shares)						(166,187)		(166,187)
Exercise of 10,505 stock options, and reissuance of treasury stock				(37,378)		108,812		71,434
Tax benefit related to stock options exercised			27,839					27,839
Appreciation in fair value of shares charged to expense for ESOP plan			135,709					135,709
Contribution to fund ESOP loan							89,930	89,930
Dividends declared on common stock ($.27 per share)			(259,197)					(259,197)

Balance at December 31, 2005	16,862	11,391,083	10,021,965	(18,870)	(7,266,408)	-	14,144,632

Comprehensive income:
Net income				648,268				648,268
Other comprehensive loss, net of tax:
Unrealized holding loss during the year					(5,780)			(5,780)

Total comprehensive income				648,268	(5,780)			642,488

Purchase of treasury stock (28,001 shares)						(420,505)		(420,505)
Exercise of 106,352 stock options, and reissuance of treasury stock				(391,555)		873,338		481,783
Tax benefit related to stock options exercised			78,066					78,066
Stock option compensation		50,019					50,019
Dividends declared on common stock ($.31 per share)			(315,315)					(315,315)

Balance at December 31, 2006	$16,862	11,519,168	9,963,363	(24,650)	(6,813,575)	-	14,661,168

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$648,268	859,742	880,634
Items not requiring (providing) cash:
Depreciation	200,411	204,650	229,479
Amortization of cost of stock benefit plans	-	89,930	89,930
Stock option compensation	50,019	-	-
Amortization of premiums and accretion of discounts	16,884	22,193	26,291
Federal Home Loan Bank stock dividend	-	(37,400)	(78,000)
Net gains on sale of securities	-	(31,552)	(6,876)
Gain on sale of other assets	(38,851)	(345,166)	-
Net loss (gain) on sale of real estate owned	78,513	4,189	(14,445)
Provision for loan losses	248,146	274,845	189,198
Loss from limited partnership	40,819	71,750	82,300
Increase in cash surrender value of life insurance	(122,666)	(118,494)	(134,608)
Income from real estate held for development	(50,598)	-	-
Gain from life insurance proceeds	-	-	(26,678)
Unrealized (gain) loss on trading securities	(10,230)	50,993	(27,494)
Proceeds from sale or redemption of trading securities	-	177,736	17,845
Decrease in net deferred yield adjustments on loans	101,303	59,656	62,280
(Increase) decrease in prepaid and deferred taxes	(210,928)	343,669	(381,511)
Increase in accrued interest receivable	(89,793)	(73,949)	(11,545)
Increase in accrued interest payable	37,054	5,567	2,410
Decrease (increase) in purchased accounts receivable	830,216	(432,120)	(1,000,483)
Increase (decrease) in deferred compensation	71,671	70,666	(3,677)
Other, net	371,803	247,672	(67,974)

Net cash provided by (for) operating activities	2,172,041	1,444,577	(172,924)

Cash flows from investing activities:
Proceeds from sales of investment securities		-	988,800
Proceeds from maturities of investment securities	500,000	400,000	1,950,000
Purchase of investment securities	(507,965)	(2,011,304)	(2,444,433)
Proceeds from sales of mortgage-backed securities	-	2,316	-
Proceeds from repayments of mortgage-backed securities	403,294	581,176	802,409
Purchase of loans	(7,311,923)	(11,843,519)	(13,655,632)
Loan disbursements	(49,271,721)	(41,755,779)	(35,221,104)

Loan repayments	44,504,736	41,927,037	39,057,564
Proceeds from sale of real estate owned	489,396	104,248	508,516
Proceeds from redemption of
Federal Home Loan Bank stock	101,700	-	-
Purchase of Federal Home Loan Bank stock	(50,000)	-	-
Proceeds from sale of real estate held for development	881,679	-	-
Purchase of real estate held for development	(1,360,021)	(1,352,611)	-
Proceeds from sale of other assets	38,851	360,166	-
Proceeds from life insurance policy	-	-	102,321
Property and equipment expenditures, net	(665,354)	(163,730)	(108,004)

Net cash provided for investing activities	$(12,247,328)	(12,763,200)	(9,008,363)

(Continued)

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2006	2005	2004
Cash flows from financing activities:
Net (decrease) increase in deposits	$(2,576,993)	11,776,253	7,324,417
Proceeds from borrowed money	20,000,000	5,242,761	5,000,000
Repayment of borrowed money	(6,694,167)	(3,185,000)	(2,175,719)
Repayment of notes payable	(137,908)	(140,434)	(148,683)
Increase (decrease) in advance payments by
borrowers for taxes and insurance	427,223	(1,334,771)	600,000
Proceeds from exercise of stock options	481,783	71,434	105,914
Repurchase of stock options	-	-	(108,215)
Purchase of treasury stock	(420,505)	(166,187)	(74,269)
Dividends paid on common stock	(315,315)	(259,197)	(224,172)
Net cash provided by financing activities	10,764,118	12,004,859	10,299,273
Net change in cash and cash equivalents	688,831	686,236	1,117,986

Cash and cash equivalents at beginning of year	9,039,011	8,352,775	7,234,789

Cash and cash equivalents at end of year	$9,727,842	9,039,011	8,352,775

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$5,770,017	4,143,822	3,431,003
Income taxes	330,000	-	731,000
Non-cash investing activities:
Transfer of loans to real estate owned	$1,063,256	687,334	434,034

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, American Savings, FSB, the Bank's wholly owned subsidiary, NIFCO, Inc. and the wholly owned subsidiary of NIFCO, Inc., Ridge Management, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

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

The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the remaining loans which are evaluated for impairment, management has determined that there were no material amounts of loans which met the definition of an impaired loan during the years ended December 31, 2006 and 2005 and no loans to be evaluated for impairment at December 31, 2006.

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

Weighted average shares used in calculating earnings per share are summarized below.

	Years Ended December 31,
	2006	2005	2004
Weighted average number of common shares outstanding used in basic EPS calculation	1,011,735	976,570	974,218

Reduction for common shares not yet released by Employee Stock Ownership Plan	-	(16,734)	(33,470)

Total weighted average common shares outstanding for basic computation	1,011,735	959,836	940,748

Add common stock equivalents for shares issuable under Stock Option Plans	3,394	53,168	66,960

Weighted average number of shares outstanding adjusted for common stock equivalents	1,015,129	1,013,004	1,007,708

Net income	$648,268	859,742	880,634

Basic earnings per share	$.64	.90	.94

Diluted earnings per share	$.64	.85	.87

1)	Summary of Significant Accounting Policies (continued)

Stock Option Plans

Prior to January 1, 2006 the Company elected to account for stock options using the intrinsic value method under the provisions of Accounting Principles Board (“APB”) Opinion No. 25 and provided pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair value based method, defined in SFAS No. 123, “Accounting for Stock Based Compensation”, had been applied. Pursuant to the guidance in these pronouncements, the Company did not record compensation expense related to stock options.

On January 1, 2006, the Company adopted Statement of Financial Standards No. 123(R), “Share-Based Payments”. SFAS No. 123(R) requires that stock option awards, as well as other equity based compensation, be recognized as compensation expense in the income statement based on their fair values determined at the date of grant. The Company elected to apply SFAS No. 123(R) on a “modified prospective” method, which recognizes compensation cost (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date, and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

A summary of activity under the Company’s stock option plans for the three years ended December 31, 2006 is as follows:

	Years Ended December 31,
	2006	2005	2004

Net income, as reported	$648,268	859,742	880,634
Deduct: Total stock based employee compensation expense determined under the fair value based method, net of related tax effects	-	73,792	-

Pro forma net income	$648,268	785,950	880,634

Diluted earnings per share, as reported	$.64	.85	.87
Pro forma diluted earnings per share	$.64	.78	.87

2)	Investment Securities, Available for Sale

The amortized cost and fair value of investment securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2006
United States Government and agency obligations	$3,008,385	2,085	21,900	2,988,570
Marketable equity securities	185,953	3,908	-	189,861
	$3,194,338	5,993	21,900	3,178,431

Weighted average interest rate on debt securities	5.16%

December 31, 2005
United States Government and agency obligations	$3,022,871	2,995	21,341	3,004,525
Marketable equity securities	177,988	5,738	-	183,726
	$3,200,859	8,733	21,341	3,188,251

Weighted average interest rate on debt securities	4.81%

The contractual maturity of the above investments is summarized as follows:

	December 31, 2006		December 31, 2005
	Amortized	Fair	Amortized	Fair
Term to Maturity	Cost	Value	Cost	Value

Due in one year or less	$-	-	500,000	493,863
Due after one year through five years	1,998,000	2,508,385	2,486,485	2,000,889
Due after five years through ten years	500,000	502,085	521,982	512,662
Marketable equity securities	185,953	189,861	177,988	183,726
	$3,194,338	3,178,431	3,200,859	3,188,251

There were no sales of investment securities, available for sale during the year ended December 31, 2006. Proceeds from sales of investment securities, available for sale during the year ended December 31, 2005 were $988,800 with gross losses of $11,200 realized on those sales. There were no sales of investment securities, available for sale during the year ended December 31, 2004. The change in net unrealized gains and losses during the current year of $3,299, net of the tax effect of $1,320, resulted in a $1,979 charge to stockholders' equity.

3)	Trading Securities

Trading securities are accounted for at their current fair values. Trading securities at December 31, 2006 consists of equity securities (common stock with a carrying value of $339,275). These securities are pledged as collateral for a revolving line of credit as discussed in Note 12. Trading securities at December 31, 2005 also consists of equity securities (common stock with a carrying value of $329,045). The adjustment of these securities to their current fair values has resulted in a net unrealized gain of $10,230 for the year ended December 31, 2006, a net unrealized loss of $50,993 for the year ended December 31, 2005 and a net unrealized gain of $27,494 for the year ended December 31, 2004. There were no sales of trading securities during the year ended December 31, 2006. Proceeds from sales of trading securities during the years ended December 31, 2005 and 2004 were $177,736 and $17,845 with gross gains of $42,821 and $6,876 realized on those sales.

4)    Mortgage-Backed Securities, Available for Sale

The amortized cost and fair value of mortgage-backed securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2006
Participation Certificates:
FHLMC - Fixed rate	$609,560	6,476	21,565	594,471
FNMA - Adjustable rate	10,051	-	27	10,024
FNMA - Fixed rate	480,480	-	13,452	467,028
GNMA - Fixed rate	39,757	2,960	-	42,717
Collateralized Mortgage Obligations:
FNMA - Fixed rate	137,580	431	-	138,011
	$1,277,428	9,867	35,044	1,252,251
Weighted average interest rate	4.93%

December 31, 2005
Participation Certificates:
FHLMC - Fixed rate	$764,552	10,222	18,784	755,990
FNMA - Adjustable rate	15,277	-	41	15,236
FNMA - Fixed rate	607,221	-	15,503	591,718
GNMA - Fixed rate	49,586	4,501	-	54,087
Collateralized Mortgage Obligations:
FNMA - Fixed rate	246,484	763	-	247,247
	$1,683,120	15,486	34,328	1,664,278
Weighted average interest rate	4.92%

There were no sales of mortgage-backed securities, available for sale during the year ended December 31, 2006. Proceeds from the sale of mortgage-backed securities, available for sale during the year ended December 31, 2005 were $2,316 with gross losses of $69 realized on those sales. There were no sales of mortgage-backed securities available for sale during the year ended December 31, 2004. The change in net unrealized gains and losses during the current year of $6,335, net of the tax effect of $2,534, resulted in a $3,801 charge to stockholders' equity.

5)	Loans Receivable

Loans receivable are summarized as follows:

	December 31,
	2006	2005
Mortgage loans:
One-to-four family	$105,222,934	92,809,163
Multi-family	8,319,235	8,956,007
Nonresidential	18,189,953	17,110,976
Construction	6,424,014	6,736,993
Land	8,480,119	6,891,401
Total mortgage loans	146,636,255	132,504,540
Other loans:
Loans on deposit accounts	125,635	90,984
Equity lines of credit	5,523,545	6,208,239
Other consumer	1,638,576	2,706,919
Total other loans	7,287,756	9,006,142
Commercial business loans	2,942,843	3,464,586
Total loans receivable	156,866,854	144,975,268
Less:
Loans in process	5,394,345	4,182,195
Net deferred yield adjustments	84,962	9,337
Allowance for loan losses	686,467	748,859
Loans receivable, net	$150,701,080	140,034,877

Weighted average interest rate	6.66%	6.34%

Activity in the allowance for loan losses is summarized as follows:

	Years Ended December 31,
	2006	2005	2004
Balance, beginning of year	$748,859	715,979	1,033,226
Provision for loan losses	248,146	274,845	189,198
Charge-offs	(342,411)	(249,265)	(541,315)
Recoveries	31,873	7,300	34,870
Balance, end of year	$686,467	748,859	715,979

Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 2006 and 2005 amounted to approximately $2,676,000 and $1,474,000, respectively.

For the years ended December 31, 2006 and 2005, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $111,000 and $97,000, respectively.

Loans to directors and executive officers aggregated approximately $817,000 and $810,000 at December 31, 2006 and 2005, respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)    Investment in Limited Partnership

The investment in limited partnership of $957,129 and $797,948 at December 31, 2006 and 2005 represents a 39.60% equity in Pedcor Investments 1997 - XXXI ("Pedcor"), a limited partnership organized to build, own and operate a 56 unit apartment complex. The Bank has recorded its equity in the losses of Pedcor in the amount of $40,819, $71,750 and $82,300 for the years ended December 31, 2006, 2005 and 2004. Condensed financial statements for Pedcor are as follows:

Condensed Statements of Financial Condition

	December 31,
	2006	2005
Assets
Cash	$53,542	10,540
Property and equipment	3,331,236	3,431,638
Land	112,000	112,000
Other	166,730	55,278
Total assets	3,663,508	3,609,456

Liabilities
Notes payable - Bank	308,419	421,016
Notes payable - Other	2,045,747	2,104,324
Other liabilities	323,477	303,849
Total liabilities	2,677,643	2,829,189
Partners' capital	985,865	780,267
Total liabilities and partners' capital	$3,663,508	3,609,456

	Years Ended December 31,
	2006	2005	2004
Condensed statement of operations
Total revenues	$291,505	242,033	223,089
Total expenses	394,582	423,219	432,133
Net loss	$(103,077)	(181,186)	(209,044)

7)	Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

	December 31,
	2006	2005
Investment securities	$56,904	52,215
Mortgage-backed securities	5,251	6,895
Loans receivable	869,709	808,167
Allowance for uncollected interest	(135,510)	(160,716)
	$796,354	706,561

8)	Office Properties and Equipment

Office properties and equipment are summarized as follows:

	December 31,
	2006	2005
Cost:
Land - Munster	$40,669	40,669
Hammond	33,300	33,300
Dyer	300,000	300,000
Schereville	380,345	-
Building - Munster	457,773	457,773
Hammond	319,985	319,985
Dyer	1,796,151	1,796,151
Branch construction in process	143,433	-
Furniture and equipment	2,071,743	1,981,176
	5,543,399	4,929,054
Less accumulated depreciation:
Building - Munster	429,202	427,476
Hammond	283,010	275,904
Dyer	408,755	347,379
Furniture and equipment	1,566,000	1,486,806
	2,686,967	2,537,565
Net book value	$2,856,432	2,391,489

Depreciation of office properties and equipment for the years ended December 31, 2006, 2005 and 2004 amounted to $200,411, $204,650 and $229,479, respectively.

The Bank owns a three story office building in Dyer, Indiana, which is one-third utilized by the Bank as its branch office location. An additional one-third of the building is leased to a third party at a current annual lease rent of $70,424. This lease commenced on June 1, 2002 and terminates May 31, 2007 subject to two five-year lease renewal options. One half of the remaining third of the building is being leased to a third-party at a current annual lease rent of $32,831. This lease commenced on October 1, 2003 and terminates September 30, 2009 subject to two six-year lease renewal options. The remainder of the building is being leased to a third-party at a current annual lease rent of $36,857. This lease commenced on January 1, 2004 and terminates December 31, 2008 subject to two five-year lease renewal options.

9)	Real Estate Held for Development

The Company has entered into an agreement with a local builder to acquire vacant lots and construct single family residences. Costs incurred as of December 31, 2006 for the acquisition of seven land parcels and construction costs on several lots in various stages of completion amounted to $1,881,551. Upon sale of each completed residence, before any profit distribution, the Company will receive a stipulated amount as interest on the funds that have been advanced. After payment of this amount, the Company is entitled to receive 30% of any remaining profit. There were two sales of properties during the year ended December 31, 2006 resulting in income recognition of $50,598. At December 31, 2006, there were two completed properties listed for sale and two other properties close to completion that are anticipated to be marketed in early 2007.

10)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

	December 31,
	2006	2005
Prepaid insurance premiums	$89,534	80,502
Prepaid pension cost	277,573	300,957
Prepaid statutory trust preferred fees	160,780	167,200
Prepaid income taxes	337,264	90,509
Other prepaid expenses	70,814	120,500
Deferred federal and state income tax asset - net (a)	384,780	368,170
Purchased accounts receivable (b)	2,959,901	2,790,117
Purchased accounts receivable, serviced by others	-	1,000,000
Miscellaneous (c)	65,201	165,438
	$4,345,847	5,083,393

(a)	Significant components of the deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005
Deferred tax assets:
Deferred compensation	$374,192	345,524
Nondeductible incentive plan expense	6,957	6,957
Book allowance for loan losses	274,587	299,544
Allowance for uncollected interest	71,280	64,286
Unrealized loss on securities available for sale	16,434	12,580
Total deferred tax assets	743,450	728,891
Deferred tax liabilities:
Accelerated tax depreciation	43,844	44,552
Federal Home Loan Bank stock dividend	67,258	71,280
Pension expense	111,029	120,383
Unrealized gain on trading account securities	52,375	48,283
Other	84,164	76,223
Total deferred tax liabilities	358,670	360,721
Net deferred tax benefit	$384,780	368,170

(b)
The Bank has entered into a program to purchase and manage the accounts receivable of credit-worthy merchants with required repurchase of delinquent accounts and with the merchant's repurchase obligation supported by a cash collateral reserve account. For each merchant, the Bank establishes a maximum amount of purchased receivables allowed to be outstanding at any one time. At December 31, 2006 and 2005, the unused amount was $2,655,000 and $2,460,000, respectively.

(1)
In March 2005, the shareholders of Intrieve Incorporated, the Bank’s data processing provider, approved the sale and merger of Intrieve into Harland Financial Solutions Inc., a wholly owned subsidiary of John H. Harland Company. This transaction closed in April 2005. As a shareholder of Intrieve, the Bank received $360,166 in cash on its $15,000 investment, resulting in a gain of $345,166. During the current year, the Bank received additional funds of $38,851 from this investment which represents the net proceeds of amounts held back to cover expenses of the transaction.

11)	Deposits

Deposit accounts are summarized as follows:

	December31,
	2006	2005
Passbook accounts	$17,616,276	19,515,031
Demand deposits and NOW accounts	15,465,231	12,876,076
Money market accounts	10,852,290	12,958,922
	43,933,797	45,350,029

Certificates of deposit by interest rate:
1.01 - 2.00%	297,703	1,183,986
2.01 - 3.00	1,989,515	21,223,717
3.01 - 4.00	14,421,201	41,254,761
4.01 - 5.00	34,932,869	18,422,501
5.01 - 6.00	29,282,916	-
	80,924,204	82,084,965
	$124,858,001	127,434,994

The weighted average rate on deposit accounts at December 31, 2006 and 2005 was 3.49% and 2.79%, respectively.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $22,296,000 and $20,293,000 at December 31, 2006 and 2005, respectively.

A summary of certificates of deposit by maturity is as follows:

	December31,
	2006	2005
Within 12 months	$73,033,334	62,649,330
12 months to 24 months	4,697,758	17,361,757
24 months to 36 months	2,327,437	1,072,797
36 months to 48 months	865,675	1,001,081
Total	$80,924,204	82,084,965

Interest expense on deposits consists of the following:

	Years Ended December 31,
	2006	2005	2004
Passbook accounts	$231,534	252,244	261,513
NOW accounts	64,906	61,160	60,788
Money market accounts	368,782	370,977	364,548
Certificates of deposit	3,309,345	2,116,030	1,582,178
Total	$3,974,567	2,800,411	2,269,027

12)	Borrowed Money

Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:

	Interest	December 31,
Maturity Date	Rate	2006	2005

January 23, 2006	4.73%	$-	2,000,000
May 1, 2006	2.83	-	2,000,000
August 23, 2006	5.32	-	1,000,000
December 18, 2006	2.93	-	1,000,000
March 28, 2007	4.37	2,000,000	2,000,000
April 13, 2007	4.18	1,000,000	1,000,000
May 25, 2007	5.24	2,000,000	-
July 18, 2007	5.67	1,000,000	-
August 23, 2007	5.46	1,000,000	-
August 29, 2007	5.45	2,000,000	-
November 28, 2007	5.21	2,000,000	-
December 26, 2007	5.27	2,000,000	-
January 23, 2008	4.88	2,000,000	-
February 19, 2008	5.24	1,000,000	-
May 1, 2008	5.42	2,000,000	-
July 1, 2008	4.13	2,000,000	2,000,000
August 25, 2008	3.84	2,000,000	2,000,000
March 30, 2009	5.23	2,000,000	-
May 15, 2009	5.93	308,419	421,016
August 16, 2010	5.99	1,500,000	1,500,000
September 20, 2010	5.95	1,000,000	1,000,000
December 20, 2010	4.98	2,000,000	2,000,000
March 22, 2011	4.09	-	500,000
March 28, 2011	5.26	3,000,000	-
July 15, 2015	5.91	623,969	635,869
November 16, 2020	6.71	1,642,440	1,712,110
		$34,074,828	20,768,995

Weighted average interest rate		5.16%	4.67%

The Bank has adopted a collateral pledge agreement whereby the Bank has agreed to all times keep on hand, free of all other pledges, liens, and encumbrances, first mortgages with unpaid principal balances aggregating no less than 145% of the outstanding secured advances from the Federal Home Loan Bank of Indianapolis. At December 31, 2006, no securities were pledged for these borrowings.

Interest expense on FHLB advances amounted to $1,360,285, $987,546 and $899,497 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company has entered into a revolving line of credit in the maximum amount of $243,000. The loan will bear interest at one half percent under the Wall Street Journal prime rate. The Company may borrow up to 75% of the market value of the collateral security. At December 31, 2006, the Company pledged common stock with a market value of approximately $339,000 as collateral securing this line of credit. At December 31, 2006 the Company had an outstanding balance against this line of credit of $242,761. Interest expense incurred on this advance amounted to $18,563 and $2,397 for the years ended December 31, 2006 and 2005, respectively. The Company did not borrow against this line of credit during 2004.

13)	Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures

In March of 2002, the Company formed AMB Financial Statutory Trust I ("Trust"). The Trust is a statutory business trust and is wholly owned by the Company. The Trust issued $5.0 million of Trust Preferred Capital Securities (the "Capital Securities") as a participant in a pooled trust preferred securities offering concurrent with the issuance of the Capital Securities, the Trust issued trust common securities to the Company in the aggregate liquidation value of $155,000. The proceeds of the issuance of the Capital Securities and trust common securities were invested in the Company's junior subordinated debentures. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the trust preferred securities pay interest on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3-month LIBOR plus 3.60%, mature on March 27, 2032 and are non-callable for five years and, after that period, the securities may be called at any quarterly interest payment date at par. Distributions on the Capital Securities are payable quarterly. Interest expense for the years ended December 31, 2006, 2005 and 2004 amounted to $453,656, $359,035 and $264,849, respectively. The costs associated with the Capital Securities issuance have been capitalized and are being amortized over the estimated life of the securities.

14)	Other Liabilities

Other liabilities include the following:

	December 31,
	2006	2005
Accrued interest on deposits	$14,136	8,942
Accrued interest on borrowings	74,932	43,072
Accrued bonus	91,234	96,475
Accrued audit and accounting fees	39,010	36,555
Accrued real estate and personal property taxes	75,822	84,991
Deferred compensation (see note 15)	935,481	863,810
Outstanding bank drafts	1,162,197	919,828
Miscellaneous accounts payable	308,373	340,345
	$2,701,185	2,394,018

15)	Benefit Plans

The Bank participates in an industry-wide, multi-employer, defined-benefit pension plan, which covers all full-time employees who have attained at least 21 years of age and completed one year of service. The Plan is administered by the Financial Institutions Retirement Fund. Calculations to determine full-funding status are made annually as of June 30. Contributions to the Plan for the Plan years ended June 30, 2006, 2005 and 2004 amounted to $383,246, $380,900 and $264,569, respectively. Pension expense for the years ended December 31, 2006, 2005 and 2004 amounted to $407,735, $350,037, and $254,946, respectively. Information regarding the Bank's share of assets and liabilities and plan benefit information of this plan is not available on an individual basis.

The Bank participates in the Financial Institutions Thrift Plan, which qualifies under Section 401(k) of the Internal Revenue Code and which covers substantially all employees. This plan calls for a discretionary contribution within specified limits and a matching Bank contribution equal to 25% of the first 6% of the employee contributions. Plan expense for the years ended December 31, 2006, 2005 and 2004 amounted to $15,361, $15,919 and $15,286, respectively.

The Bank also has established three non-qualified 401(k) Plan for officers of the Bank. Both Plans provide participating officers the opportunity to defer up to 6% of their salary into a tax deferred accumulation for future retirement. In addition, the Bank has also established a Director Deferral Plan which provides participating directors with the opportunity to defer all or a portion of their fees over a predetermined period. All deferred non-qualified 401(k) Plan contributions and deferred director fees are credited with interest from the Bank at the rate of 10% per year. Interest credited by the Bank to the non-qualified plans and deferred director fees on accumulated funds was $89,456, $82,583 and $77,227 for the years ended December 31, 2006, 2005 and 2004, respectively.

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

The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 2006 and the stock options outstanding at the end of the respective periods.

	Exercise Price
	Number of Options	Per Share	Total
Outstanding at December 31, 2003	187,573	6.80	1,275,496
Granted	0
Exercised	(70,716)	6.80	(480,869)
Forfeited	0
Outstanding at December 31, 2004	116,857	6.80	794,627
Granted	43,120	13.25	571,340
Exercised	(10,505)	6.80	(71,434)
Forfeited	0
Outstanding at December 31, 2005	149,472	6.80-13.25	1,294,533
Granted	0
Exercised	(106,352)	6.80	(723,193)
Forfeited	(2,810)	13.25	(37,232)
Outstanding at December 31, 2006	40,310	$13.25	$534,108
Exercisable at December 31, 2006	35,478	$13.25	$470,083

Options available for future grants at December 31, 2006	22,884

As of December 31, 2006, the weighted average exercise price for options outstanding was $13.25 with a weighted average remaining contractual life of 8.25 years.

16)	Director, Officer and Employee Plans (continued)

Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 18. The ESOP borrowed $899,300 from the Company and purchased 168,618 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $90,946 and $92,997 for the years ended December 31, 2005 and 2004, respectively. At December 31, 2005, the balance of this loan had been fully repaid.

Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended December 31, 2005 and 2004, additional compensation expense of $135,709 and $177,300 was recognized as a result of implementation of this accounting principle.

17)	Income Taxes

The Bank had qualified under provisions of the Internal Revenue Code, which permitted it to deduct from taxable income an allowance for bad debt, which differed from the provision for such losses charged to income. Accordingly, retained earnings at December 31, 2006 includes approximately $1,950,000, for which no provision for income taxes has been made. If in the future this portion of retained earnings is distributed, or the Bank no longer qualifies as a bank for tax purposes, income taxes may be imposed at the then applicable rates.

The provision for income taxes consists of the following:

	Years Ended December 31,
	2006	2005	2004
Current	$131,828	381,864	135,887
Deferred	(12,756)	(38,195)	213,962
	$119,072	343,669	349,849

A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

	Years Ended December 31,
	2006	2005	2004
Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes	1.2	5.8	5.6
Low income housing credit	(18.2)	(11.6)	(11.4)
Cash surrender value of life insurance	(4.1)	(4.0)	(5.2)
Employee benefit plan expense	1.7	4.5	5.7
Other	.9	(.1)	(.3)
Effective income tax rate	15.5%	28.6%	28.4%

Deferred income tax expense consists of the following tax effects of timing differences:

	Years Ended December 31,
	2006	2005	2004
Loan fees	$-	-	10,058
Federal Home Loan Bank stock dividend	-	7,440	30,240
Federal Home Loan Bank stock redemption	(4,022)	-	-
Depreciation	(708)	3,939	9,415
Deferred compensation	(28,668)	(28,266)	1,470
Pension	(9,354)	13,443	5,000
Book loan loss provision (in excess of)
less than tax deduction	24,957	(13,152)	126,898
Unrealized gain on trading account securities	4,092	(20,397)	10,998
Other, net	947	(1,202)	19,883
	$(12,756)	(38,195)	213,962

18)	Regulatory Capital Requirements

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

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

At December 31, 2006 and 2005, the Bank's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provision, are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2006
Tangible	$15,574,894	8.74%	$2,672,000	1.50%	$	N/A	N/A	%
Core	15,574,894	8.74	5,344,000	3.00		8,907,000	5.00
Risk-based	16,261,361	14.93	8,712,000	8.00		10,891,000	10.00

December 31, 2005
Tangible	$15,427,834	9.26%	$2,498,000	1.50%	$	N/A	N/A	%
Core	15,427,834	9.26	4,996,000	3.00		8,327,000	5.00
Risk-based	16,176,693	15.85	8,165,000	8.00		10,206,000	10.00

	Tangible Capital	Core Capital	Risk-based Capital
December 31, 2006
Stockholders' equity	$15,550,244	15,550,244	15,550,244
Unrealized loss on securities available for sale, net of taxes	24,650	24,650	24,650
General loss allowances	-	-	686,467
Regulatory capital computed	$15,574,894	15,574,894	16,261,361

December 31, 2005
Stockholders' equity	$15,408,964	15,408,964	15,408,964

Unrealized loss on securities available for sale, net of taxes	18,870	18,870	18,870
General loss allowances	-	-	748,859
Regulatory capital computed	$15,427,834	15,427,834	16,176,693

19)	Stockholders' Equity

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

Commitments to originate mortgage loans of $3,209,500 at December 31, 2006 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. Of this amount $2,731,500 are fixed rate commitments with rates ranging from 6.25% to 8.25% and $478,000 are in adjustable rate commitments. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

The Bank has approved, but unused, home equity lines of credit of approximately $4,904,000 at December 31, 2006. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved but unused equity lines of credit on various construction and commercial projects of approximately $1,440,000 at December 31, 2006. The Bank also has approved but unused credit card lines of credit of approximately $1,782,000.

The Bank is currently participating with several local financial institutions in credit enhancement agreements with in-state municipalities to guarantee the repayment on municipal revenue bonds. The Bank has accepted credit risk on these various municipal projects in the amount of approximately $942,000. These credit enhancements are in cooperation with the Federal Home Loan Bank of Indianapolis ("FHLB") and have pledging requirements as part of the qualifying collateral agreement with FHLB. Additionally, at December 31, 2006, the Bank had issued standby letters of credit totaling approximately $95,000 to guarantee the performance of various customers to third parties.

21)	Contingencies

The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

22)	Subsequent Event

On January 24, 2007, the Company declared a quarterly cash dividend of $.08 per share, totaling $83,708, payable February 16, 2007 to shareholders of record as of February 2, 2007.

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

The estimated fair value of the Company's financial instruments as of December 31, 2006 and 2005 are as follows:

	December 31, 2005
	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$9,727,842	$9,727,842
Investment securities, available for sale	3,178,431	3,178,431
Trading securities	339,275	339,275
Mortgage-backed securities, available for sale	1,252,251	1,252,251
Loans receivable	150,701,080	150,667,000
Accrued interest receivable	796,354	796,354

Financial liabilities:
Deposits	$124,858,001	124,790,000
Borrowed money	34,317,589	34,587,000
Accrued interest payable	89,068	89,068

	December 31, 2005
	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$9,039,011	9,039,011
Investment securities, available for sale	3,188,251	3,188,251
Trading securities	329,045	329,045
Mortgage-backed securities, available for sale	1,664,278	1,664,278
Loans receivable	140,034,877	139,251,000
Accrued interest receivable	706,561	706,561

Financial liabilities:
Deposits	$127,434,994	127,018,000
Borrowed money	21,011,756	21,115,000
Accrued interest payable	52,014	52,014

24)	Condensed Parent Company Only Financial Statements

The following condensed statement of financial condition, as of December 31, 2006 and 2005 and condensed statements of income and cash flows for the years ended December 31, 2006, 2005 and 2004 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Statements of Financial Condition

	December 31,
	2006	2005
Assets
Cash and cash equivalents	$347,843	183,122
Trading securities	339,275	329,045
Loans receivable	1,257,693	1,758,261
Real estate held for development	1,881,551	1,352,611
Investment in American Savings, FSB	14,841,281	14,694,221
Investment in AMB Financial Statutory Trust I	155,000	155,000
Prepaid expenses and other assets	605,820	611,509
Total assets	19,428,463	19,083,769

Liabilities and Stockholders' Equity

Liabilities:
Borrowed money	242,761	442,761
Junior subordinated debentures	5,155,000	5,155,000
Accrued taxes and other liabilities	78,497	56,119
Total liabilities	5,476,258	5,653,880

Stockholders' Equity:
Common stock	16,862	16,862
Additional paid-in capital	10,785,555	10,657,470
Retained earnings	9,963,363	10,021,965
Treasury stock	(6,813,575)	(7,266,408)
Total stockholders' equity	13,952,205	13,429,889
	$19,428,463	19,083,769

Condensed Statements of Income

	Years Ended December 31,
	2006	2005	2004
Net interest expense	$(285,019)	(227,881)	(136,372)
Gain on sale of trading securities	-	42,821	6,876
Unrealized gain (loss) on trading securities	10,230	(50,993)	27,494
Income from real estate held for development	50,598	-	-
Other non-interest income	49,000	9,017	4,359
Non-interest expense	(336,954)	(294,181)	(280,999)

Net loss before income taxes and equity in earnings of subsidiaries	(512,145)	(521,217)	(378,642)
Benefit from income taxes	213,353	209,551	153,442
Net loss before equity in earnings of subsidiaries	(298,792)	(311,666)	(225,200)
Equity in earnings of subsidiaries	947,060	1,171,408	1,105,834
Net income	$648,268	859,742	880,634

24)	Condensed Parent Company Only Financial Statements (continued)

Condensed Statements of Cash Flows

	Years Ended December 31,
	2006	2005	2004
Operating activities:
Net income	$648,268	859,742	880,634
Equity in earnings of subsidiaries	(947,060)	(1,171,408)	(1,105,834)
Amortization of premiums and accretion of discounts	-	-	11
Stock option compensation	50,019	-	-
Gain on sale of trading securities	-	(42,821)	(6,876)
Unrealized (gain) loss on trading securities held for trade	(10,230)	50,993	(27,494)
Proceeds from sale of trading securities	-	177,736	17,845
(Decrease) increase in deferred income on loans	(6,595)	9,512	-
Income from real estate held for development	(50,598)	-	-
Decrease (increase) in prepaid taxes and other assets	83,755	(25,705)	80,226
Increase in other liabilities	22,378	3,639	6,883
Net cash provided for operating activities	(210,063)	(138,312)	(154,605)

Investing activities:
Proceeds from maturities of investment securities	-	-	200,000
Proceeds from sale of real estate held for development	881,679	-	-
Purchase of real estate held for development	(1,360,021)	(1,352,611)	-
Loan disbursements	(37,837)	(1,767,773)	-
Loan repayments	545,000	89,930	89,930
Net cash provided by (for) investing activities	28,821	(3,030,454)	289,930

Financing activities:
Proceeds from borrowed money	-	442,761	-
Repayment of borrowed money	(200,000)	-	-
Proceeds from exercise of stock options	481,783	71,434	105,914
Repurchase of stock options	-	-	(108,215)
Purchase of treasury stock	(420,505)	(166,187)	(74,269)
Dividends received from Bank	800,000	-	-
Dividends paid on common stock	(315,315)	(259,197)	(224,172)
Net cash provided by (for) investing activities	345,963	88,811	(300,742)
Net increase (decrease) in cash and cash equivalents	164,721	(3,079,955)	(165,417)
Cash and cash equivalents at beginning of year	183,122	3,263,077	3,428,494
Cash and cash equivalents at end of year	$347,843	183,122	3,263,077

AMB Financial Corp.
Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., on April 25, 2007, at the Company’s corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

Stock Listing

The Company’s stock is traded on the OTC Bulletin Board under the symbol “AMFC.OB”.

Price Range of Common Stock and Dividends

The table below shows the range of high and low sale prices and dividends paid in fiscal 2006.

Quarter Ended	High	Low	Dividends

March 31, 2006	16.000	13.500	$0.070
June 30, 2006	16.350	14.160	$0.080
September 30, 2006	14.750	14.200	$0.080
December 31, 2006	15.950	14.220	$0.080

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

As of December 31, 2006, the Company had 1,046,350 outstanding shares of common stock.

Shareholder General Inquiries	Transfer Agent

Clement B. Knapp, Jr., President	Registrar & Transfer Co.
AMB Financial Corp.	10 Commerce Drive
8230 Hohman Ave.	Cranford, New Jersey 07016
Munster, Indiana 46321	(800) 456-0596
(219) 836-5870

AMB Financial Corp.
Corporate Information

Corporate Office

AMB Financial Corp. 8230 Hohman Avenue Munster, IN 46321	Telephone (219) 836-5870 Fax (219) 836-5883 Web site ambfinancial.com

Directors of the Board	AMB Financial Corp. Officers

Clement B. Knapp, Jr. President and Chief Executive Officer Since 1977	Clement B. Knapp, Jr. Chairman of the Board, President

Ronald W. Borto Director since 1986	Louis A. Green Senior Vice-President

Donald L. Harle Director since 1995	Scott S. Gyure Vice-President, Treasurer Chief Financial Officer

Michael Mellon Director since 2004	Denise L. Knapp Corporate Secretary

John G. Pastrick Director since 1979	Michael Mellon Executive Vice President

Robert E. Tolley Director since 1987	Todd Williams Vice President

Robert B. Rossa Vice President

Independent Auditors Cobitz, VandenBerg & Fennessy 9944 S. Roberts Road Suite 202 Palos Hills, IL 60465	Corporate Counsel / Local Abrahamson & Reed Attorneys at Law 200 Russell Street Hammond, IN 46320

Corporate Counsel / Washington DC Luse, Gorman, Pomerent & Schick, P.C. 5335 Wisconsin Avenue, N.W. Suite 400 Washington, D.C. 20015

Annual and Other Report

The Company is required to file an annual report on Form 10-KSB with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company’s quarterly reports may be obtained without charge by contacting:

Tricia Cassity
AMB Financial Corp.
8230 Hohman Avenue
Munster, Indiana 46321
(219) 836-5870