Form 10KSB, Exhibit 13
period 2007-12-31
AMB FINANCIAL CORP
filed 2008-03-28
CIK 915393

President’s Message
To Our Stockholders

On behalf of AMB Financial Corporation (the Company), and its wholly owned subsidiary, American Savings, FSB (the Bank), I am pleased to present our 2007 Annual Report. Your Board of Directors, officers and employees are excited regarding our opportunities in the future.

At the end of 2007, our President and Chief Executive Officer, Clement B. Knapp, Jr. retired after 39 years of service to the Bank. During his tenure, Mr. Knapp’s contributions to the organization were significant. Under his leadership, the organization transformed from a sleepy little Savings and Loan Association into a Federal Savings Bank publicly traded under a holding company structure. Despite his retirement as President and Chief Executive Officer, Mr. Knapp will continue to play a key role in the Company and the Bank, as he will continue to serve as the Company’s Chairman of the Board. In that capacity, he continues to contribute on a daily basis to the organization’s direction.

Our goal, after 97 years of serving the community in Northwest Indiana, remains to increase shareholder value while serving the needs of all shareholders. The Company intends to remain an independent, local community financial institution by focusing on our strength of personalized customer service.

2007 proved to be a challenging year for the financial industry. According to the Office of Thrift Supervision (OTS), net income for the industry declined 82% for 2007. Net income for the Bank declined as well in 2007. Net income declined $600,000 from the previous year to $48,000. The decline in net income is primarily attributed to a $635,000 increase in interest expense. This increase in interest expense resulted from the increase in short-term interest rates and the inversion of the yield curve in 2006 and part of 2007.

During this period of elevated short-term interest rates, our customers have reaped the benefits of higher yields on their deposits. Unfortunately, this did not translate into equal increases in the Bank’s interest income. The earning assets of the Bank, comprised primarily of single-family mortgage loans, carry a significantly longer duration than the terms of the Bank’s funding sources. As a result, changes in the yield on the lending portfolio often lag behind the repricing of the deposit and Federal Home Loan Bank borrowings portfolios. The difference in the timing of repricing causes a compression of the interest rate margin.

Federal Reserve action in late 2007 and early 2008 has already produced dramatic declines in short-term interest rates, and we are beginning to see a widening in the Bank’s interest rate margin. The Bank’s interest rate margin should partially decompress during 2008 as the certificate of deposit portfolio reprices. Any gains in the interest rate margin will be at least partially offset by the new non-interest expense associated with the Bank’s opening of a new branch in Schererville.

During the 2007 fiscal year, total assets declined $7.5 million to $174.8 million as we throttled back our growth in a difficult operating environment. However, as the economy and banking environment improves, we hope to take advantage of our new facility to increase our assets and deposits.

Our financial performance and stock performance are available on our website at http://www.ambfinancial.com. I urge you to visit our site to view this information and utilize its other services.

The entire staff of the Bank and the Company appreciates your commitment and support, and we look forward to a long and profitable relationship.

Sincerely,

Michael Mellon
President / CEO

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Dollars in thousands)

	At December 31,
	2007	2006	2005	2004	2003

SELECTED FINANCIAL DATA:

Total assets	174,754	182,282	170,466	157,094	145,965
Loans receivable, net	148,025	150,701	140,035	129,342	120,209
Investment securities and interest-bearing deposits	3,849	10,433	9,367	8,790	6,997
Mortgage-backed securities	858	1,252	1,664	2,286	3,155
Trading securities	307	339	329	515	498
Deposits	118,882	124,858	127,435	115,659	108,334
Borrowed funds	35,913	34,318	21,012	18,954	16,130
Guatanteed prefererd beneficial interest in junior subordinated debt	3,000	5,000	5,000	5,000	5,000
Stockholders’ equity	13,453	14,661	14,145	13,409	12,520

	At or for the Year Ended December 31,
	2007	2006	2005	2004	2003

SELECTED FINANCIAL RATIOS AND OTHER DATA:

Return on average assets	0.03%	0.37%	0.53%	0.58%	0.78%
Return on average stockholders’ equity	0.34	4.48	6.20	6.78	9.72
Average stockholders’ equity to average assets	8.01	8.28	8.54	8.56	8.04
Stockholders’ equity to total assets	7.70	8.04	8.30	8.54	8.58
Interest rate spread during the period	2.31	2.69	3.02	3.24	3.26
Net interest margin	2.29	2.69	3.05	3.26	3.23
Operating expenses to average assets	2.61	2.63	2.86	2.81	2.67
Efficiency ratio (1)	97.42	82.52	80.22	75.42	68.62
Non-performing assets to total assets	1.91	2.06	1.24	1.02	1.13
Allowance for loan losses to non-performing loans	28.46	25.65	50.80	44.50	65.35
Allowance for loan losses to loans receivable, net (2)	0.50	0.45	0.53	0.55	0.85
Ratio of average interest-earning assets to average interest-bearing liabilities	.99x	1.00x	1.01x	1.01x	.99x
Number of full service offices	3	3	3	3	3

(1)	Non-interest expense divided by net-interest income plus non-interest income except for gains and losses on investments available for sale and other assets.
(2)	Loans include loans, net, excluding the allowance for loan losses.

SELECTED CONSOLIDATED FINANCIAL INFORMATION (cont.)
(Dollars in thousands except per share data)

	For the Year Ended December 31,
	2007	2006	2005	2004	2003

SELECTED OPERATING DATA:

Total interest income	$10,037	$10,027	$8,585	$7,887	$8,235
Total interest expense	6,442	5,807	4,149	3,433	3,904
Net interest income	3,595	4,220	4,436	4,454	4,331
Provision for loan losses	133	248	275	189	214
Net interest income after provision for loan losses	3,462	3,972	4,161	4,265	4,117

Non-interest income:
Fees and service charges	978	1,139	1,122	946	1,181
Rental income	148	139	138	137	77
Gain on sale of securities	-	-	32	7	50
Unrealized gain (loss) on trading securities	(33)	10	(51)	27	130
Gain on sale of other assets	18	39	345	-	-
Gain (loss) on sale of other real estate owned	(88)	(79)	(4)	14	24
Loss from limited partnership	(45)	(41)	(72)	(82)	(91)
Income from real estate held for development	34	51	-	-	-
Gain from life insurance proceeds	-	-	-	27	-
Increase from cash surrender value of life insurance	126	123	118	135	152
Loan loss settlement	-	-	-	-	92
Other	23	23	55	29	57
Total non interest income	1,161	1,404	1,683	1,240	1,672

Non interest expense:
Compensation and benefits	2,256	2,327	2,348	2,185	1,959
Advertising	165	250	180	133	110
Office occupancy and equipment expenses	438	428	428	411	471
Data processing	504	476	660	558	521
Federal deposit insurance premiums	16	16	16	17	18
Professional fees	401	306	243	251	248
Other	853	806	765	719	709
Total non-interest expense	4,633	4,609	4,640	4,274	4,036

Income (loss) before income taxes	(10)	767	1,204	1,231	1,753
Income tax provision (benefit)	(58)	119	344	350	571
Net income	48	648	860	881	1,182

Basic earnings per share	$0.05	$0.64	$0.90	$0.94	$1.31
Diluted earnings per share	$0.05	$0.64	$0.85	$0.87	$1.18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General. AMB Financial Corp. (the "Company") is the thrift holding company for American Savings FSB, (the "Bank"), a federally chartered savings bank. Collectively, the Company and the Bank are referred to herein as the "Company."

The Company's primary market area consists of the northwest portion of Lake County, Indiana. Business is conducted from its main office at 8230 Hohman Avenue, Munster, Indiana, as well as two full-service banking offices located in Dyer, and Hammond, Indiana. In addition, in December 2006, the Bank acquired property located in Schererville, Indiana, for the purpose of constructing a branch office. Construction of the branch office is currently underway and scheduled to be completed in June 2008. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one-to four-family residences. To a lesser extent, funds are invested in non-residential real estate, construction, consumer, multi-family, land and commercial business loans. The Company also invests in accounts receivable, mortgage-backed and other investment securities, leases, and equity securities.

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

Operating Strategy. The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution focused on serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one-to four-family residential real estate; (ii) supplement its one-to four-family residential lending activities with non-residential, construction, consumer, multi-family, land, and business loans; (iii) augment its lending activities with investments in purchased loans, leases, mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets when market conditions permit; (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, to the extent practicable, the volume of the Company's assets and liabilities.

Management and the Board of Directors of the Company have sought to enhance shareholder value by using excess capital to repurchase outstanding shares when business and market conditions warrant.

Forward-Looking Statements. When used throughout this document, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected,” or similar expressions are intended to identify “forward looking statements” within the meaning of section 21E of the Securities and Exchange Act of 1934. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank’s market area, changes in policies by regulatory agencies, fluctuations in interest rates (including the amount of such rates, the speed of change in rates and the relationship between long and short term interest rates), demand for loans and real estate values in the Bank’s market area, the Bank’s ability to lease excess space in its offices and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The factors listed above could affect the Company’s financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

The Company does not undertake, and specifically disclaims any obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Financial Condition. During the year ended December 31, 2007, the Company’s total assets decreased by $7.5 million, or 4.1% to $174.8 million from $182.3 million at December 31, 2006. The decrease in assets was primarily the result of a $6.8 million, or 69.8% decline in cash and cash equivalents, which was used in part to fund net deposit outflows as well as the cost of the new branch office facility. Cash and cash equivalents totaled a combined $2.9 million at December 31, 2007, as compared to $9.7 million at December 31, 2006.

Investment securities, available for sale, decreased by $1.5 million to $1.7 million at December 31, 2007, as compared to $3.2 million at December 31, 2006, due to the early redemption of securities. This portfolio consists primarily of U.S. government agency obligations. At December 31, 2007, the Company had an unrealized gain on available for sale investment securities of $24,000 compared to an unrealized loss of $16,000 at December 31, 2006.

Trading account securities, which are held at the Holding Company level, decreased by $32,000 to $307,000 at December 31, 2007, as compared to $339,000 at December 31, 2006. The decrease is attributable to a decrease in unrealized appreciation in the portfolio. There were no purchases or sales of trading securities during the year ended December 31, 2007. The trading account portfolio consists primarily of holdings in small thrift and community bank stocks.

Mortgage-backed securities, available for sale, totaled $858,000 at December 31, 2007 compared to $1.3 million at December 31, 2006. There were no new purchases of mortgage-backed securities during the current year and as a result, the balance of mortgage-backed securities decreased by $394,000, or 31.5% due to amortization and prepayments. At December 31, 2007, the Company had an unrealized loss on available for sale mortgage-backed securities of $4,000 compared to an unrealized loss of $25,000 at December 31, 2006.

Loans receivable decreased $2.7 million, or 1.8%, to $148.0 million at December 31, 2007 from $150.7 million at December 31, 2006. As a result of a decline in mortgage demand, loan originations and purchases decreased to $50.0 million for the year ended December 31, 2007 compared to $56.6 million in the prior year period. During the current year, the Company sold $1.4 million of newly originated long-term fixed rate loans to the Federal Home Loan Bank of Indianapolis in an effort to reduce interest rate risk exposure. Offsetting the originations and purchases were amortization and prepayments of loans totaling $50.7 million and $44.5 million for the years ended December 31, 2007 and 2006, respectively.

The mortgage loan portfolio continues to consist primarily of one-to four-family mortgage loans. Our one-to four-family mortgage loans, which represent 68.3% of the total loan portfolio at December 31, 2007, decreased $2.1 million to $103.1 million at December 31, 2007 from $105.2 million at December 31, 2006. Also contributing to the decline in loans receivable was a $2.1 million decrease in multi-family mortgage loans, a $1.7 million decrease in construction and land development mortgage loans, and a $700,000 decrease in home equity lines of credit and consumer loans. Partially offsetting these declines was an $800,000 increase in commercial non-mortgage loans.

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

Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance for loan losses totaled $738,000, an increase of $52,000 from the $686,000 balance at December 31, 2006. The Bank’s allowance for loan losses to net loans receivable was .50% at December 31, 2007, compared to .45% at December 31, 2006. Non-performing loans totaled $2.6 million, or 1.72% of total loans receivable at December 31, 2007, compared to $2.7 million, or 1.71% of total loans receivable at December 31, 2006. Included in non-performing loans at December 31, 2007, was one single family construction loan totaling $231,000, fifteen single family mortgage loans totaling $2.0 million, one home equity line of credit totaling $25,000, one non-residential mortgage loan totaling $259,000, two commercial non-mortgage loans totaling $37,000 and seven non-mortgage consumer loans totaling $36,000. The ratio of allowance for loan losses to non-performing loans was 28.5% at December 31, 2007, compared to 25.7% at December 31, 2006.

The Company’s investment in a limited partnership decreased $45,000 to $712,000 at December 31, 2007, as compared to $757,000 as of December 31, 2006. The decline represents the Company’s share of the operating losses generated by the partnership, which consists of an investment in an apartment development, which generates low-income housing tax credits to offset federal income tax liabilities.

Real estate owned declined $331,000 to $750,000 at December 31, 2007, as compared to $1.1 million at December 31, 2006. The Company’s aggressive marketing efforts to dispose of real estate owned was offset by new transfers to real estate owned of $537,000. At December 31, 2007 real estate owned consisted of one non-residential parcel totaling $403,000 located in Highland, Indiana and thirty-two vacant land parcels located near Indianapolis, Indiana totaling $347,000. The real estate owned properties are valued at the lower of cost or managements’ estimate of net realizable value.

Stock in the FHLB of Indianapolis remained unchanged, totaling $1.8 million at December 31, 2007. The Company is required to hold stock in the FHLB of Indianapolis in order obtain advances. The amount of FHLB stock required to be held by the Company is determined by the amount of borrowed funds from the FHLB of Indianapolis.

Office properties and equipment increased $3.4 million to $6.2 million at December 31, 2007, as compared to $2.8 million at December 31, 2006. The increase was primarily due to the construction of a three-story office building located in Schererville, Indiana, which will be partially utilized by the Bank as a full service branch office. The Bank will attempt to lease the remaining portion of the building. Construction of the banking facility is near completion and anticipated to be open to the public in June 2008. Costs incurred through December 31, 2007 totaled $3.6 million. Remaining costs to complete the construction project are anticipated to be approximately $1.5 million.

The Company has acquired, in conjunction with an agreement with a local builder, vacant lots on which to construct single-family residences in St. John and Munster, Indiana. During the year ended December 31, 2007, the investment in real estate held for development increased $72,000 to $2.0 million from $1.9 million at December 31, 2006, as additional expenditures of $515,000 were offset by the proceeds from the sale of one property totaling $476,000. At December 31, 2007, the Company’s $2.0 million investment in real estate development projects consisted of three completed single-family dwelling units and four vacant lots. Due to the slowdown in the real estate market, the Company has decided not to build on the remaining vacant lots at this time. All of the completed units and vacant lots are currently listed or in the process of being listed for sale.

Bank owned life insurance increased $126,000 to $3.7 million at December 31, 2007, as compared to $3.6 million at December 31, 2006. The change represents the increase in the cash surrender value of the life insurance policies purchased in connection with deferred compensation plans utilized by directors and officers of the Company.

Deposits decreased $6.0 million, or 4.8% to $118.9 million at December 31, 2007 from $124.9 million at December 31, 2006. The decrease in deposits is due to decreases in certificates of deposits of $2.3 million, passbook accounts totaling $700,000 and checking and money market deposits totaling $3.0 million. At December 31, 2007, the Bank’s non-certificate accounts (passbook, checking and money market accounts) comprised $40.3 million, or 33.9% of deposits, compared to $43.9 million, or 35.2% of deposits at December 31, 2006. The decrease in deposits during the current year is attributable in part to increased pricing competition in the local market area of the Company.

Borrowed money, which consisted primarily of FHLB of Indianapolis advances, increased by $1.6 million to $35.9 million at December 31, 2007, as compared to $34.3 million at December 31, 2006. The Company reduced borrowings from the FHLB of Indianapolis to $33.4 million at December 31, 2007, from $34.1 million at December 31, 2006. As of December 31, 2007, the weighted average rate for the FHLB of Indianapolis borrowings was 4.87%, compared to a weighted average rate 5.16%, as of December 31, 2006. FHLB of Indianapolis borrowings scheduled to mature during the next twelve months total $16.0 million at a weighted average rate of 4.45%. During the first quarter of 2007, the Company repaid its $5.0 million trust preferred issue and replaced it with a new $3.0 million trust preferred issue at a reduced rate and borrowed an additional $2.0 million that is scheduled to mature annually. During the year ended December 31, 2007, the Company also borrowed $300,000 from a third-party lender for general operating purposes.

Total stockholders’ equity of the Company decreased by $1.2 million to $13.5 million, or 7.70% of total assets, at December 31, 2007, compared to $14.7 million, or 8.04% of total assets at December 31, 2006. The decrease in stockholders’ equity was the result of the Company’s repurchase of common stock for treasury in the amount of $947,000 and the payment of $358,000 in cash dividends, offset by net income of $48,000, stock option compensation of $12,000 and an increase in unrealized holding gains on securities available for sale, net of tax, in the amount of $37,000.

It is not clear how serious an effect the current slowdown of the economy will have on the Company’s loan volume, credit quality and deposit flows. However, management believes that the Company’s construction and consumer loans may be particularly sensitive to adverse economic conditions.

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

ANALYSIS OF NET INTEREST INCOME TABLE

	For theYear Ended December 31,
	(Dollars in thousands)
	2007			2006			2005
	Average	Interest		Average	Interest		Average	Interest
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
Assets:
Interest-Earning Assets
Loans receivable (1)	146,047	9,497	6.50%	146,688	9,553	6.51%	133,560	8,152	6.10%
Mortgage-backed securities	1,015	46	4.53%	1,448	70	4.83%	1,989	90	4.52%
Investment securities	3,080	156	5.06%	3,411	166	4.87%	3,439	115	3.34%
Interest-bearing deposits	5,196	258	4.97%	3,290	152	4.62%	4,735	149	3.15%
FHLB stock	1,751	80	4.57%	1,761	86	4.88%	1,795	79	4.40%
Total interest-earning assets	157,089	10,037	6.39%	156,598	10,027	6.40%	145,518	8,585	5.90%
Non-interest earning assets	20,196			18,415			16,736
Total Assets	177,285			175,013			162,254

Liabilities and stockholders equity:
Interest-Bearing Liabilities
Passbook accounts	17,542	186	1.06%	18,541	232	1.25%	20,203	252	1.25%
Demand and NOW accounts	23,498	372	1.58%	24,687	434	1.76%	25,652	432	1.68%
Certificate accounts	80,319	3,838	4.78%	80,834	3,309	4.09%	72,437	2,116	2.92%
Total deposits	121,359	4,396	3.62%	124,062	3,975	3.20%	118,292	2,800	2.37%
Borrowings	33,131	1,774	5.35%	27,260	1,378	5.06%	20,738	990	4.77%
Junior subordinated debentures	3,495	272	7.78%	5,000	454	9.08%	5,000	359	7.18%
Total interest-bearing liabilities	157,985	6,442	4.08%	156,322	5,807	3.71%	144,030	4,149	2.88%
Non-interest liabilities	5,104			4,206			4,367
Total liabilities	163,089			160,528			148,397
Stockholders equity	14,196			14,485			13,857
Total liabilities and stockholders equity	177,285			175,013			162,254

Net interest income/net interest rate spread		3,595	2.31%		4,220	2.69%		4,436	3.02%

Net interest-earning assets/net interest margin	(896)		2.29%	276		2.69%	1,488		3.05%

Ratio of interest-earning assets to interest bearing liabilities	.99x			1.00x			1.01x

(1)	Calculated net of loans in process, deferred yield adjustments and allowance for loan losses.

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

	For the Year Ended December 31,
	2007 Compared to 2006 Increase (Decrease) Due to				2006 Compared to 2005 Increase (Decrease) Due to
			Rate/				Rate/
	Rate	Volume	Volume	Net	Rate	Volume	Volume	Net
	(Dollars in thousands)				(Dollars in thousands)
Interest-earning assets:
Loans receivable, net	$(14)	(42)	-	(56)	546	801	54	1,401
Mortgage-backed securities	(4)	(21)	1	(24)	6	(24)	(2)	(20)
Investment securities	7	(16)	(1)	(10)	52	(1)	-	51
Interest-bearing deposit	11	88	7	106	70	(46)	(21)	3
FHLB Stock	(6)	-	-	(6)	9	(2)	-	7
Totals	$(6)	9	7	10	683	728	31	1,442

Interest-bearing liabilities:
Passbook accounts	$(35)	(13)	2	(46)	1	(21)	-	(20)
Demand and Now accounts	(43)	(21)	2	(62)	19	(16)	(1)	2
Certificate accounts	554	(21)	(4)	529	849	245	99	1,193
Borrowed funds	82	296	18	396	58	312	18	388
Junior subordinated debentures	(65)	(137)	20	(182)	95	-	-	95
Totals	$493	104	38	635	1,022	520	116	1,658

Net change in net interest income				$(625)				$(216)

Comparison of the Results of Operations for the Years Ended December 31, 2007 and 2006

General - Net income for the year ended December 31, 2007 decreased $600,000, or 92.5% to $48,000, as compared to $648,000 for the year ended December 31, 2006. Diluted earnings per share totaled $.05 per share for the year ended December 31, 2007 and $.64 per share for the year ended December 31, 2006. Return on average stockholders’ equity decreased to 0.34% for the year ended December 31, 2007, from 4.48% for the year ended December 31, 2006. Return on average assets decreased to .03% for the year ended December 31, 2007, from .37% for the year ended December 31, 2006. The decreases in net income and the related return ratios for the year ended December 31, 2007 were primarily the result of decreases in net interest income and non-interest income, offset in part, by a decrease in the provision for loan losses and a reduction in income tax expense.

Interest income - Total interest income increased by $10,000 to $10.0 million for the year ended December 31, 2007, as compared with the prior year. This increase was the result of an increase of $490,000 in the average balance of interest-earning assets to $157.1 million for the year ended December 31, 2007, as compared to $156.6 million for the year ended December 31, 2006, partially offset by a slight decrease in the average yield on interest-earnings assets to 6.39% for the year ended December 31, 2007, as compared to 6.40% for the year ended December 31, 2006. The increase in the average balance of interest-earnings assets was due to an increase in the average balance of interest bearing deposits.

Interest income on loans receivable decreased $56,000 to $9.5 million, as compared to the prior year. The decrease in interest income on loans was the result of a $641,000 decrease in the average balance of loans outstanding, as well as a one basis point decline in the average yield to 6.50% for the year ended December 31, 2007, from 6.51% for the year ended December 31, 2006. The decrease in the average balance was due to principal repayments exceeding lower levels of new originations as a result of the current real estate lending environment. The decrease in the average yield on loans receivable reflects the impact of repayments on higher rate loans, which were replaced with lower yielding new originations and purchases. Interest income on mortgage-backed securities decreased $24,000, or 33.3% due to a $433,000 decrease in the average balance in the portfolio as well as a decrease in the average yield to 4.53% for the current year, as compared to 4.83% for the prior year. Interest income on investment securities decreased $10,000, or 6.2%, to $156,000, as compared to the prior year. The decrease in interest income on investment securities was the result of a $331,000 decrease in the average balance of investment securities outstanding, which was partially offset by a increase in the average yield to 5.06% for the year ended December 31, 2007, from 4.87% for the year ended December 31, 2006. The decrease in the average balance was due to the early redemption of investment securities in the current year. Interest income on interest bearing deposits increased by $106,000, or 69.6%, as compared to the prior year. The increase in interest income was the result of a $1.9 million increase in the average balance outstanding, as well as an increase in the average yield to 4.97% for the year ended December 31, 2007, from 4.62% for the year ended December 31, 2006. The increase in the average balance was due in part to excess funds from loan repayments. The increase in the average yield was due to higher short-term interest rates paid on overnight deposits during 2007, as compared to 2006. Dividend income on FHLB of Indianapolis stock decreased by $6,000, or 7.4%, as compared to the prior year. The decrease in dividend income was the result of a $10,000 decrease in the average balance outstanding, as well as a decrease in the average yield to 4.57% for the year ended December 31, 2007, from 4.88% for the year ended December 31, 2006. The decrease in the average balance was due to stock redemptions during 2006, which lowered the average balance for 2007, while the decrease in the average yield reflects the impact of a lower dividend rate paid in 2007, as compared to 2006.

Interest Expense - Total interest expense increased by $635,000, or 10.9%, to $6.4 million for the year ended December 31, 2007, as compared to $5.8 million for the year ended December 31, 2006. The cost of interest-bearing liabilities increased 37 basis points to 4.08% for the year ended December 31, 2007, as compared to 3.71% for the year ended December 31, 2006, as higher short-term interest rates required management to raise the rate on repricing certificates of deposits to remain competitive. The average balance of interest-bearing liabilities also rose during the year by $1.7 million to $158.0 million for the year ended December 31, 2007, as compared to $156.3 million for the year ended December 31, 2006.

Interest expense on deposits increased by $421,000, or 10.6% to $4.4 million for the year ended December 31, 2007, as compared with the prior year as a result of a 42 basis point increase in the average cost of deposits. The increase in the average cost of deposits was primarily impacted by a 69 basis point average rate increase on certificates of deposits to an average rate of 4.78% during 2007, as compared to an average rate of 4.09% for 2006. During 2007, the majority of certificates of deposits that were scheduled to reprice did so at relatively higher short-term rates. Due to recent declines in short-term market rates of interest, the Company anticipates a reduction in the average rates paid on maturing certificates of deposits as they reprice in 2008.

Interest expense on borrowings increased by $214,000 to $2.0 million, or 11.7% for the year ended December 31, 2007, as compared with the prior year as a result of a $4.4 million increase in the average balance of borrowings to $36.6 million for the year ended December 31, 2007, from $32.3 million for the year ended December 31, 2006. The increase was partially offset by a decrease of nine basis points in the average cost of borrowed funds. Interest expense on FHLB of Indianapolis advances increased by $291,000 to $1.7 million for the year ended December 31, 2007, as compared with the prior year as a result of a $4.3 million increase in the average balance of borrowings to $31.3 million for the year ended December 31, 2007, from $27.0 million for the year ended December 31, 2006, as well as an increase of 23 basis points in the average cost of borrowed funds to 5.27%. Interest expense on other borrowings increased $105,000 to $123,000 at December 31, 2007, as compared to $18,000 at December 31, 2006. The increase was due primarily to the aforementioned $2.0 million borrowing in conjunction with the Company’s refinancing of its trust preferred issue and an additional $300,000 borrowing from a third-party lender. During the first quarter of 2007, the Company repaid its $5.0 million trust preferred issue and replaced it with a new $3.0 million trust preferred issue at a reduced rate as well as the $2.0 million borrowing discussed above. Interest expense on trust preferred borrowings decreased $182,000, to $272,000 at December 31, 2007, as compared to $454,000 at December 31, 2006. The decrease was due to a $1.5 million decline in the average balance outstanding as well as a 130 basis point decline in the weighted average cost of the borrowing.

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

Based on management’s assessment of the adequacy of the loan loss reserve, the Company recorded a provision for loan losses of $133,000 for the year ended December 31, 2007, as compared to $248,000 in the prior year. The prior year period includes $108,000 of additional provision for establishing a loan loss reserve against a non-residential loan, which was subsequently charged off. Total charge-offs were $331,000 and $342,000 during the years ended December 31, 2007 and 2006, respectively, while recoveries on loans previously charged off totaled $250,000 and $32,000 during the same periods. The allowance for loan losses totaled $738,000 at December 31, 2007, as compared to $686,000 at December 31, 2006.

Non-Interest Income - Non-interest income decreased by $243,000, or 17.4% to $1.2 million for the year ended December 31, 2007, as compared to $1.4 million for the year ended December 31, 2006. The decrease was due in part to a $161,000 decline in service fee income, primarily in loan related fees due in part to a decline in origination activity and accounts receivable program fees due to a decline in volume, a $43,000 decline in income from trading securities due to a decline in the market value of the Company’s investment in equity securities, a $21,000 decline in gains on the sale of assets due to the Company recording a $39,000 gain on the sale of stock in the Bank’s data processing provider during the prior year, a $9,000 increase in losses on the sale of real estate owned properties, and a $17,000 reduction in income from real estate held for development.

Non-Interest Expense - Non-interest expense increased by $24,000 between the periods primarily due to a $95,000 increase in professional fees, a $47,000 increase in other expenses, and a $28,000 increase in data processing expenses. The increase in professional fees was the result of a $45,000 increase in legal fees related to lending activities and holding company issues, as well as a $42,000 increase in professional fees regarding consulting matters. The increase in other expenses of $47,000 was impacted in part by a $30,000 loss incurred on a fraudulent check. Partially offsetting these increases was a decline in compensation and benefits of $71,000 and decreased advertising costs of $85,000. The decline in compensation and benefits was due to an $87,000 reduction in the management incentive program, partially offset by a $50,000 contribution to the employee stock ownership plan of the Company, and a $39,000 decrease in stock option compensation expense. In order to more closely align the interests of its employees and shareholders, the Company elected to fund the employee stock ownership plan and eliminate any management bonus for 2007. The decrease in advertising expense was due to the Company not undertaking as many promotions during the current year as compared to the prior year. At December 31, 2007, the Company had fully utilized its FDIC insurance credit. As a result, federal deposit insurance premiums are expected to amount to approximately $90,000 annually beginning in 2008. It is also anticipated that our occupancy and equipment expenses, compensation and various other expenses will increase significantly in 2008 as a result of the opening of our new branch office facility. The Company will attempt to lease a portion of the building that it will not utilize.

Income Taxes - The Company recorded an income tax benefit of $58,000 for the year ended December 31, 2007, as compared to an income tax expense of $119,000 for the year ended December 31, 2006. The current year’s tax benefit was generated in part by favorable permanent tax adjustments. The prior year’s tax expense was positively impacted by the recognition of $70,000 in low-income housing tax credits. No low-income housing tax credit was recorded in the current year due to no book taxable income to offset. However, if in future years sufficient book taxable income is evident, the tax credits may be utilized which will have the effect of lowering the effective tax rate. The prior year’s tax provision was also impacted as a result of amending prior years’ state income tax returns, which resulted in the Company receiving $25,000 in refunds.

Comparison of the Results of Operations for the Years Ended December 31, 2006 and 2005

General - Net income for the year ended December 31, 2006 decreased $212,000 to $648,000, from $860,000 for the year ended December 31, 2005. Diluted earnings per share totaled $.64 per share for the year ended December 31, 2006 and $.85 per share for the year ended December 31, 2005. Return on average stockholders’ equity decreased to 4.48% for the year ended December 31, 2006, from 6.20% for the year ended December 31, 2005. Return on average assets decreased to .37% for the year ended December 31, 2006, from .53% for the year ended December 31, 2005. The decreases in net income and the related return ratios for the year ended December 31, 2006 were primarily the result of decreases in net interest income and non-interest income offset, in part, by a reduction in income tax expense.

Interest income - Total interest income increased by $1.4 million, or 16.8%, to $10.03 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. This increase was the result of an increase of $11.1 million in the average balance of interest-earning assets to $156.6 million for the year ended December 31, 2006, from $145.5 million for the year ended December 31, 2005, as well as an increase in the average yield on interest-earnings assets to 6.40% for the year ended December 31, 2006, from 5.90% for the year ended December 31, 2005. The increase in the average balance of interest-earnings assets was primarily due to increases in the average balances of loans receivable. The increase in the average yield on interest-earning assets was primarily due to the impact of economic conditions that resulted in an increase in rates throughout the year, particularly for short and medium term instruments, resulting in the reinvestment of prepaid and matured asset at higher rates. In addition, net premium amortization on purchased mortgage loans decreased $35,000 to $45,000 for the year ended December 31, 2006, from $80,000 for the year ended December 31, 2005 generating a year-over-year improvement.

Interest income on loans receivable increased $1.4 million, or 17.2%, to $9.55 million, as compared to the prior year. The increase in interest income on loans was the result of a $13.1 million increase in the average balance of loans, as well as an increase in the average yield to 6.51% for the year ended December 31, 2006, from 6.10% for the year ended December 31, 2005. The increase in the average yield on loans receivable reflects the impact of an increasing interest rate environment as lower rate loans were repaid and replaced with higher yield new originations and purchases. Interest income on mortgage-backed securities decreased due to a decrease in the average balance in the portfolio. Interest income on the investment portfolio and on interest-bearing deposits rose due to the overall increase in short-term rates between the periods.

Interest Expense - Total interest expense increased by $1.7 million, or 40.0%, to $5.81 million for the year ended December 31, 2006, as compared to $4.15 million for the year ended December 31, 2005. The cost of interest-bearing liabilities increased 83 basis points to 3.71% for the year ended December 31, 2006, compared to 2.88% for the year ended December 31, 2005, as higher short-term interest rates forced management to raise the rate on repricing certificates of deposits. The balance of interest-bearing liabilities also rose during the year by $12.3 million to $156.3 million for the year ended December 31, 2006, as compared to $144.0 million for the year ended December 31, 2005.

Interest expense on borrowings increased by $483,000 to $1.83 million for the year ended December 31, 2006, compared with the prior year as a result of a $6.5 million increase in the average balance of borrowings to $32.3 million for the year ended December 31, 2006, from $25.7 million for the year ended December 31, 2005, as well as an increase of 44 basis points in the average cost of borrowed funds. Maturities of lower costing fixed rate FHLB advances refinanced into higher cost borrowings and the rate increased on our LIBOR-based trust preferred securities.

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

Non-Interest Income - Non-interest income for the year ended December 31, 2006 decreased $279,000, to $1.40 million from $1.68 million for the year ended December 31, 2005. The decrease in non-interest income was primarily due to a reduced gain on the sale of the stock in the Bank’s data processing provider to $39,000 in the current year compared to $345,000 recorded in the prior year. In addition, the Company recorded an increased loss of $75,000 from the sale and write-down of other real estate owned properties in the current year compared to the prior year. Offsetting these declines was $51,000 in income from real estate operations, which began in 2006. Loan fee income increased by $54,000 during the year, primarily due to increased mortgage release fee income, while deposit related fee income fell by $94,000 due to reduced ATM surcharge fees and to a lesser extent, reduced fee income from NOW account overdraft fees. Service fee income relating to the Company’s accounts receivable program increased by $56,000 due entirely to increased activity from those accounts serviced by the Bank.

In addition, the Company also recorded a loss of $41,000 and $72,000 for the years ended December 31, 2006 and 2005, respectively, related to an investment in a low-income housing joint venture. As a result of this investment, the Company recorded an offsetting $140,000 in federal income tax credits during both years, which resulted in the reduction of the Company’s effective income tax rate.

Non-Interest Expense - The Company’s non-interest expense decreased $31,000 to $4.61 million for the year ended December 31, 2006, as compared to $4.64 million for the year ended December 31, 2005. The decrease in non-interest expense resulted primarily from decreased data processing costs of $184,000, due to increased efficiencies, which were undertaken during 2005 as well as significant costs incurred in the prior year to convert to a new ATM/debit card platform. In addition, staffing costs declined by $21,000, primarily related to $221,000 of ESOP expenses incurred in the prior year, which offset increases in compensation, pension and other benefit costs. Advertising costs increased by $70,000 as many new promotion campaigns were undertaken to promote the Bank’s products and image in the local community. Professional fees also increased by $63,000 as due in part to increased legal and audit fees, as well as an extensive loan file review and several compliance reviews that occurred during the year.

Income Taxes - The Company recorded a provision for income taxes of $119,000, or an effective tax rate of 15.5% for the year ended December 31, 2006 compared to $344,000, or an effective tax rate of 28.6% for the year ended December 31, 2005. Both periods were positively impacted by the recognition of approximately $140,000 in low-income housing tax credits which have a greater impact on the effective tax rate in a lower earnings period compared to a higher earnings period. The 2006 year’s tax provision was also impacted as a result of amending prior years’ state income tax returns, which resulted in the Company receiving $25,000 in refunds.

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

Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings and net asset value of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice, which can occur through the prepayment of long-term loans more quickly than interest-bearing liabilities and net asset value, falling interest rates could result in a decrease in net interest income and net asset value. Also, changes in interest rates usually have an impact on the value of the Company’s financial assets. Finally, a flattening or inversion of the "yield curve" (i.e., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

In managing the Company's asset/liability position, the Board and management attempt to manage the Company's interest rate risk while enhancing net interest margins. However, the Board of Directors generally believes that the increased net interest income resulting from a mismatch in the maturity of the Company's asset and liability portfolios can, during periods of declining or stable interest rates and periods in which there is a substantial positive difference between long- and short-term interest rates (i.e., a “positively sloped yield curve”), provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. As a result, the Company's results of operations and net portfolio values remain significantly vulnerable to increases in interest rates and to fluctuations in the difference between long- and short-term interest rates. In particular, our net interest margin has been adversely affected by the recent flat and inverted yield curve interest rate environment.

One approach used by management to monitor its exposure to interest rate risk is the NPV analysis. The NPV represents the excess of the present value of expected cash flows from assets over the present value of expected cash flows from liabilities. The NPV model estimates the sensitivity of the Bank’s NPV over a series of instantaneous and sustained parallel shifts in interest rates.

Presented below, as of December 31, 2007 and 2006, is an analysis of the Bank’s interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve in 100 basis point (1%) increments, up to 300 basis points and down 200 basis points in 2007 and 2006 in accordance with OTS regulations. As illustrated in the table, the Bank’s NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed rate loans as quickly as they do when interest rates are declining. Also, the interest the Bank would pay on its deposits in the event of a rate increase would increase more rapidly than the yield on its assets because the Bank’s deposits generally have shorter periods to repricing.

NET PORTFOLIO BALANCES
Year Ended December 31,

Assumed
Change in Interest Rates	2007			2006
(Basis Points)	$ Amount	$ Change	% Change	$ Amount	$ Change	% Change
(dollars in thousands)

+300	11,454	(5,857)	(34)	12,359	(6,415)	(34)
+200	13,615	(3,696)	(21)	14,738	(4,036)	(21)
+100	15,860	(1,451)	(8)	16,973	(1,801)	(10)
	17,311			18,774
-100	17,585	274	2	19,916	1,142	6
-200	17,211	(100)	(1)	20,101	1,327	7

Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts, accompanied by a change in the shape of the Treasury yield curve, would cause significantly different changes to the NPVs indicated above.

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

The primary investing activity of the Company is the origination and purchase of real estate and other loans. During the years ended December 31, 2007 and 2006, the Company's disbursements for loan originations totaled $42.4 million and $49.3 million, respectively, and loan purchases totaled $6.2 million and $7.3 million, respectively.

For the year ended December 31, 2007, the Company experienced a net decrease in deposits (including the effect of interest credited) of $6.0 million, as compared to a net decrease in deposits of $2.6 million during 2006. New borrowings, consisting primarily of FHLB of Indianapolis advances, totaled $19.8 million during 2007, compared to $20.0 million in 2006. Borrowings of $20.2 million and $6.7 million were repaid in fiscal 2007 and 2006, respectively. The necessary liquidity needed during 2007 was obtained through the utilization of excess cash and cash equivalents. The decline in deposits during 2007 was primarily attributable to increased rate competition in a flat to inverted yield curve environment.

The Company may borrow funds from the FHLB of Indianapolis subject to certain limitations. At December 31, 2007, based on the level of qualifying collateral available to secure advances, the Company's had an unused borrowing capacity of $31.3 million.

The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments, such as overnight deposits, that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2007 and 2006, cash and cash equivalents totaled $2.9 million and $9.7 million, respectively.

At December 31, 2007, the Company had outstanding loan origination commitments of $1.8 million. Undisbursed loans in process totaled $2.2 million at year-end. The Bank has approved, but unused, home equity lines of credit of approximately $5.5 million at December 31, 2007. In addition, the Company has approved, but unused, equity lines of credit on various construction and commercial projects of approximately $2.4 at December 31, 2007, as well as approved, but unused, credit card lines of credit of approximately $2.0 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from December 31, 2007 totaled $67.6 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

The OTS capital regulations require savings institutions to meet two minimum capital standards: a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. The Bank satisfied these minimum capital standards at December 31, 2007 with a leverage capital ratio of 8.86% and a total risk-based capital ratio of 14.13%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings institution must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies, to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

The Bank may not declare or pay cash dividends on, or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements, or the amount required to be maintained for the liquidation account established in connection with the Conversion. The Bank paid $800,000 in dividends to the Company for the year ended December 31, 2007 and 2006. Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

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

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company does not expect the adoption of SFAS 159 to have a material impact on its financial condition or results of operations.

Cobitz, VandenBerg & Fennessy
CERTIFIED PUBLIC ACCOUNTANTS
9944 S. Roberts Road · Suite 202
Palos Hills, Illinois 60465

INDEPENDENT AUDITORS' REPORT

The Board of Directors
AMB Financial Corp.

We have audited the consolidated statements of financial condition of AMB Financial Corp. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMB Financial Corp. and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

February 15, 2008
Palos Hills, Illinois

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

	December 31,
	2007	2006
Assets
Cash and amounts due from depository institutions	$2,555,155	4,224,462
Interest-bearing deposits	379,853	5,503,380
Total cash and cash equivalents	2,935,008	9,727,842
Investment securities, available for sale, at fair value (note 2)	1,718,634	3,178,431
Trading securities (note 3)	306,566	339,275
Mortgage-backed securities, available for sale, at fair value (note 4)	857,988	1,252,251
Loans receivable (net of allowance for loan losses:
2007 - $737,886; 2006 - $686,467) (note 5)	148,024,848	150,701,080
Real estate owned	750,412	1,081,113
Investment in limited partnership (note 7)	712,129	757,129
Stock in Federal Home Loan Bank of Indianapolis, at cost	1,750,900	1,750,900
Accrued interest receivable (note 8)	741,272	796,354
Office properties and equipment - net (note 9)	6,211,224	2,856,432
Real estate held for development (note 10)	1,953,953	1,881,551
Bank owned life insurance	3,740,294	3,614,272
Prepaid expenses and other assets (note 11)	5,050,438	4,345,847

Total assets	174,753,666	182,282,477

Liabilities and Stockholders' Equity

Liabilities:
Deposits (note 12)	118,881,547	124,858,001
Borrowed money (note 13)	35,913,019	34,317,589
Junior subordinated debentures (note 14)	3,000,000	5,000,000
Note payable	206,530	342,567
Advance payments by borrowers for taxes and insurance	189,225	401,967
Other liabilities (note 15)	3,110,841	2,701,185
Total liabilities	161,301,162	167,621,309

Stockholders' Equity:
Preferred stock, $.01 par value: authorized 100,000 shares; none outstanding	-	-
Common stock, $.01 par value: authorized 1,900,000 shares; 1,686,169 shares issued and 984,166 shares outstanding at December 31, 20007 and 1,046,350 shares outstanding at December 31, 2006	16,862	16,862
Additional paid-in capital	11,530,669	11,519,168
Retained earnings, substantially restricted	9,653,588	9,963,363
Accumulated other comprehensive income (loss), net of tax	12,228	(24,650)
Treasury stock, at cost (702,003 and 639,819 shares at December 31, 2007 and 2006)	(7,760,843)	(6,813,575)
Total stockholders' equity (notes 19 and 20)	13,452,504	14,661,168

Commitments and contingencies (notes 21 and 22)

Total liabilities and stockholders' equity	$174,753,666	182,282,477

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Income

	Years Ended December 31,
	2007	2006	2005
Interest income:
Interest on loans	$9,497,334	9,553,222	8,152,121
Interest on mortgage-backed securities	46,381	69,566	90,049
Interest on investment securities	156,275	166,546	114,952
Interest on interest-bearing deposits	257,548	151,854	148,977
Dividends on Federal Home Loan Bank stock	79,510	85,875	78,545
Total interest income	10,037,048	10,027,063	8,584,644
Interest expense:
Interest on deposits	4,395,507	3,974,567	2,800,411
Interest on borrowings	2,046,183	1,832,504	1,348,978
Total interest expense	6,441,690	5,807,071	4,149,389
Net interest income	3,595,358	4,219,992	4,435,255
Provision for loan losses (note 5)	132,789	248,146	274,845
Net interest income after provision for loan losses	3,462,569	3,971,846	4,160,410
Non-interest income:
Loan fees and service charges	135,903	227,514	173,487
Deposit related fees	492,026	480,986	574,782
Other fee income	350,023	430,821	374,052
Rental income	148,023	139,086	138,413
Unrealized (loss) gain on trading securities - net	(32,709)	10,230	(50,993)
Gain on sale of trading securities	-	-	42,821
Gain on sale of loans (note 6)	18,429	-	-
Loss on sale of investment securities	-	-	(11,269)
Loss on sale of real estate owned - net	(88,495)	(78,513)	(4,189)
Loss from limited partnership (note 7)	(45,000)	(40,819)	(71,750)
Income from real estate held for development	34,256	50,598	-
Gain on sale of other assets (note 11)	-	38,851	345,166
Increase in cash surrender value of life insurance	126,022	122,666	118,494
Other income	22,308	23,318	54,025
Total non-interest income	1,160,786	1,404,738	1,683,039
Non-interest expense:
Staffing costs (notes 16 and 17)	2,256,050	2,327,335	2,348,057
Advertising	164,815	250,282	180,168
Occupancy and equipment expenses (note 9)	437,521	428,362	427,937
Data processing	503,783	475,599	659,849
Professional fees	401,563	305,433	242,779
Federal deposit insurance premiums	16,593	16,028	16,331
Other	852,874	806,205	764,917
Total non-interest expense	4,633,199	4,609,244	4,640,038
(Loss) income before income taxes	(9,844)	767,340	1,203,411
Provision for income taxes (benefit) (note 18)	(58,284)	119,072	343,669

Net income	$48,440	648,268	859,742

Earnings per share -
Basic	$.05	.64	.90
Diluted	$.05	.64	.85

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2007

				Accumulated		Common
		Additional		Other		Stock
	Common	Paid-in	Retained	Comprehensive	Treasury	Acquired
	Stock	Capital	Earnings	Income (Loss)	Stock	by ESOP	Total
Balance at December 31, 2004	$16,862	11,227,535	9,458,798	5,185	(7,209,033)	(89,930)	13,409,417

Comprehensive income:
Net income			859,742				859,742
Other comprehensive loss, net of tax:
Unrealized holding loss during the year				(30,816)			(30,816)
Add: Reclassification adjustment of losses included in net income				6,761			6,761

Total comprehensive income			859,742	(24,055)			835,687

Purchase of treasury stock (11,618 shares)					(166,187)		(166,187)
Exercise of 10,505 stock options, and reissuance of treasury stock			(37,378)		108,812		71,434
Tax benefit related to stock options exercised		27,839					27,839
Appreciation in fair value of shares charged to expense for ESOP plan		135,709					135,709
Contribution to fund ESOP loan						89,930	89,930
Dividends declared on common stock ($.27 per share)			(259,197)				(259,197)

Balance at December 31, 2005	16,862	11,391,083	10,021,965	(18,870)	(7,266,408)	-	14,144,632

Comprehensive income:
Net income			648,268				648,268
Other comprehensive loss, net of tax:
Unrealized holding loss during the year				(5,780)			(5,780)

Total comprehensive income			648,268	(5,780)			642,488

Purchase of treasury stock (28,001 shares)					(420,505)		(420,505)
Exercise of 106,352 stock options, and reissuance of treasury stock			(391,555)		873,338		481,783
Tax benefit related to stock options exercised		78,066					78,066
Stock option compensation		50,019					50,019
Dividends declared on common stock ($.31 per share)			(315,315)				(315,315)

Balance at December 31, 2006	16,862	11,519,168	9,963,363	(24,650)	(6,813,575)	-	14,661,168

Comprehensive income:
Net income			48,440				48,440
Other comprehensive income, net of tax:
Unrealized holding gain during the year				36,878			36,878

Total comprehensive income			48,440	36,878			85,318

Purchase of treasury stock (62,184 shares)					(947,268)		(947,268)
Stock option compensation		11,501					11,501
Dividends declared on common stock ($.35 per share)			(358,215)				(358,215)

Balance at December 31, 2007	$16,862	11,530,669	9,653,588	12,228	(7,760,843)	-	13,452,504

See accompanying notes to consolidated financial statements.

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$48,440	648,268	859,742
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	200,526	200,411	204,650
Amortization of cost of stock benefit plans	-	-	89,930
Stock option compensation	11,501	50,019	-
Amortization of premiums and accretion of discounts	13,743	16,884	22,193
Federal Home Loan Bank stock dividend	-	-	(37,400)
Net gains on sale of securities	-	-	(31,552)
Proceeds from sale of loans held for sale	1,389,664	-	-
Origination of loans held for sale	(1,379,711)	-	-
Gain on sale of loans	(18,429)	-	-
Gain on sale of other assets	-	(38,851)	(345,166)
Net loss on sale of real estate owned	88,495	78,513	4,189
Provision for loan losses	132,789	248,146	274,845
Loss from limited partnership	45,000	40,819	71,750
Increase in cash surrender value of life insurance	(126,022)	(122,666)	(118,494)
Income from real estate held for development	(34,256)	(50,598)	-
Unrealized loss (gain) on trading securities	32,709	(10,230)	50,993
Proceeds from sale or redemption of trading securities	-	-	177,736
(Decrease) increase in net deferred yield adjustments on loans	(63,108)	101,303	59,656
(Increase) decrease in prepaid and deferred taxes	(58,284)	(210,928)	343,669
Decrease (increase) in accrued interest receivable	55,082	(89,793)	(73,949)
Increase in accrued interest payable	6,852	37,054	5,567
(Increase) decrease in purchased accounts receivable	(704,257)	830,216	(432,120)
Increase in deferred compensation	36,579	71,671	70,666
Other, net	408,066	371,803	247,672

Net cash provided by operating activities	85,379	2,172,041	1,444,577

Cash flows from investing activities:
Proceeds from sales of investment securities	-	-	988,800
Proceeds from maturities of investment securities	1,500,000	500,000	400,000
Purchase of investment securities	(8,569)	(507,965)	(2,011,304)
Proceeds from sales of mortgage-backed securities	-	-	2,316
Proceeds from repayments of mortgage-backed securities	410,349	403,294	581,176
Purchase of loans	(6,183,105)	(7,311,923)	(11,843,519)
Loan disbursements	(42,422,014)	(49,271,721)	(41,755,779)
Loan repayments	50,674,810	44,504,736	41,927,037
Proceeds from sale of real estate owned	779,066	489,396	104,248
Proceeds from redemption of Federal Home Loan Bank stock	-	101,700	-
Purchase of Federal Home Loan Bank stock	-	(50,000)	-
Proceeds from sale of real estate held for development	476,691	881,679	-
Purchase of real estate held for development	(514,837)	(1,360,021)	(1,352,611)
Proceeds from sale of other assets	-	38,851	360,166
Property and equipment expenditures, net	(3,555,318)	(665,354)	(163,730)

Net cash provided by (for) investing activities	$1,157,073	(12,247,328)	(12,763,200)

(Continued)

AMB FINANCIAL CORP.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2007	2006	2005
Cash flows from financing activities:
Net (decrease) increase in deposits	$(5,976,454)	(2,576,993)	11,776,253
Proceeds from borrowed money	16,800,000	20,000,000	5,242,761
Repayment of borrowed money	(15,204,570)	(6,694,167)	(3,185,000)
Proceeds from issuance of capital trust securities	3,000,000	-	-
Repayment of capital trust securities	(5,000,000)	-	-
Repayment of notes payable	(136,037)	(137,908)	(140,434)
(Decrease) increase in advance payments by borrowers for taxes and insurance	(212,742)	427,223	(1,334,771)
Proceeds from exercise of stock options	-	481,783	71,434
Purchase of treasury stock	(947,268)	(420,505)	(166,187)
Dividends paid on common stock	(358,215)	(315,315)	(259,197)

Net cash provided (for) by financing activities	(8,035,286)	10,764,118	12,004,859

Net change in cash and cash equivalents	(6,792,834)	688,831	686,236
Cash and cash equivalents at beginning of year	9,727,842	9,039,011	8,352,775

Cash and cash equivalents at end of year	$2,935,008	9,727,842	9,039,011

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$6,434,838	5,770,017	4,143,822
Income taxes	-	330,000	-
Non-cash investing activities:
Transfer of loans to real estate owned	$536,860	1,063,256	687,334

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

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Summary of Significant Accounting Policies (continued)

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

The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Of the remaining loans which are evaluated for impairment, management has determined that there were loans totaling $2,592,410 to be evaluated for impairment at December 31, 2007.

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

Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

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

Summary of Significant Accounting Policies (continued)

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

Mortgage Servicing Rights

The Company generally retains the right to service mortgage loans sold to others. The cost allocated to mortgage servicing rights has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income, using a method that approximates a level yield and taking into consideration prepayment of the underlying loans. Mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest. The carrying value of the Company's mortgage serving rights, in relation to estimated servicing values, and the related amortization is reviewed by management on a quarterly basis. See Note 6 for a discussion of the current year impact on financial position and results of operations.

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

Weighted average shares used in calculating earnings per share are summarized below.
	Years Ended December 31,
	2007	2006	2005
Weighted average number of common shares outstanding used in basic EPS calculation	1,024,578	1,011,735	976,570
Reduction for common shares not yet released by Employee Stock Ownership Plan	-	-	(16,734)
Total weighted average common shares outstanding for basic computation	1,024,578	1,011,735	959,836
Add common stock equivalents for shares issuable under Stock Option Plans	4,523	3,394	53,168
Weighted average number of shares outstanding adjusted for common stock equivalents	1,029,101	1,015,129	1,013,004

Net income	$48,440	648,268	859,742
Basic earnings per share	$.05	.64	.90
Diluted earnings per share	$.05	.64	.85

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

A summary of activity under the Company’s stock option plans for the three years ended December 31, 2007 is as follows:

	Years Ended December 31,
	2007	2006	2005
Net income, as reported	$48,440	648,268	859,742
Deduct: Total stock based employee compensation expense determined under the fair value based method, net of related tax effects	-	-	73,792

Pro forma net income	$48,440	648,268	785,950

Diluted earnings per share, as reported	$.05	.64	.85
Pro forma diluted earnings per share	$.05	.64	.78

2)	Investment Securities, Available for Sale

The amortized cost and fair value of investment securities available for sale are as follows:
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2007

United States Government and agency obligations	$1,500,000	12,350	1,000	1,511,350
Marketable equity securities	194,522	12,762	-	207,284

Total	$1,694,522	25,112	1,000	1,718,634

Weighted average interest rate on debt securities	4.81%

December 31, 2006

United States Government and agency obligations	$3,008,385	2,085	21,900	2,988,570
Marketable equity securities	185,953	3,908	-	189,861

Total	$3,194,338	5,993	21,900	3,178,431

Weighted average interest rate on debt securities	5.16%

The contractual maturity of the above investments is summarized as follows:

	December 31, 2007		December 31, 2006
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Term to Maturity
Due in one year or less	$1,000,000	999,000	-	-
Due after one year through five years	-	-	2,508,385	2,486,485
Due after five years through ten years	500,000	512,350	500,000	502,085
Marketable equity securities	194,522	207,284	185,953	189,861

Total	$1,694,522	1,718,634	3,194,338	3,178,431

There were no sales of investment securities, available for sale during the years ended December 31, 2007 and 2006. Proceeds from sales of investment securities, available for sale during the year ended December 31, 2005, were $988,800 with gross losses of $11,200 realized on those sales. The change in net unrealized gains and losses during the current year of $40,019, net of the tax effect of $16,007, resulted in a $24,012 credit to stockholders' equity.

3)	Trading Securities

Trading securities are accounted for at their current fair values. Trading securities at December 31, 2007 consists of equity securities (common stock with a carrying value of $306,566). These securities are pledged as collateral for a revolving line of credit as discussed in Note 13. Trading securities at December 31, 2006 also consists of equity securities (common stock with a carrying value of $339,275). The adjustment of these securities to their current fair values has resulted in a net unrealized loss of $32,709 for the year ended December 31, 2007, a net unrealized gain of $10,230 for the year ended December 31, 2006, and a net unrealized loss of $50,993 for the year ended December 31, 2005. There were no sales of trading securities during the years ended December 31, 2007 and 2006. Proceeds from sales of trading securities during the year ended December 31, 2005 were $177,736 with gross gains of $42,821 realized on those sales.

4)	Mortgage-Backed Securities, Available for Sale

The amortized cost and fair value of mortgage-backed securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2007

Participation Certificates:
FHLMC - Fixed rate	$430,459	5,937	8,416	427,980
FNMA - Adjustable rate	131,999	5	1,311	130,693
FNMA - Fixed rate	219,183	-	3,428	215,755
GNMA - Fixed rate	33,140	3,143	-	36,283
Collateralized Mortgage Obligations:
FNMA - Fixed rate	46,940	337	-	47,277
Total	$861,721	9,422	13,155	857,988
Weighted average interest rate	4.98%

December 31, 2006

Participation Certificates:
FHLMC - Fixed rate	$609,560	6,476	21,565	594,471
FNMA - Adjustable rate	10,051	-	27	10,024
FNMA - Fixed rate	480,480	-	13,452	467,028
GNMA - Fixed rate	39,757	2,960	-	42,717
Collateralized Mortgage Obligations:
FNMA - Fixed rate	137,580	431	-	138,011
Total	$1,277,428	9,867	35,044	1,252,251
Weighted average interest rate	4.93%

There were no sales of mortgage-backed securities, available for sale during the years ended December 31, 2007 and 2006. Proceeds from the sale of mortgage-backed securities, available for sale during the year ended December 31, 2005 were $2,316 with gross losses of $69 realized on those sales. The change in net unrealized gains and losses during the current year of $21,444, net of the tax effect of $8,578, resulted in a $12,866 credit to stockholders' equity.

5)	Loans Receivable

	December 31,
	2007	2006
Mortgage loans:
One-to-four family	$103,102,577	105,222,934
Multi-family	6,210,287	8,319,235
Nonresidential	18,173,355	18,189,953
Construction	8,512,344	6,424,014
Land	4,662,527	8,480,119

Total mortgage loans	140,661,090	146,636,255

Other loans:
Loans on deposit accounts	122,808	125,635
Equity lines of credit	4,842,500	5,523,545
Other consumer	1,579,685	1,638,576

Total other loans	6,544,993	7,287,756

Commercial business loans	3,776,961	2,942,843

Total loans receivable	150,983,044	156,866,854

Less:
Loans in process	2,198,456	5,394,345
Net deferred yield adjustments	21,854	84,962
Allowance for loan losses	737,886	686,467

Loans receivable, net	$148,024,848	150,701,080

Weighted average interest rate	6.57%	6.66%

Activity in the allowance for loan losses is summarized as follows:

	Years Ended December 31,
	2007	2006	2005
Balance, beginning of year	$686,467	748,859	715,979
Provision for loan losses	132,789	248,146	274,845
Charge-offs	(331,348)	(342,411)	(249,265)
Recoveries	249,978	31,873	7,300

Balance, end of year	$737,886	686,467	748,859

Delinquent loans (loans having monthly payments past due ninety days or more and non-accruing) at December 31, 2007 and 2006 amounted to approximately $2,593,000 and $2,676,000, respectively.

For the years ended December 31, 2007 and 2006, gross interest income, which would have been recorded had the non-accruing loans been current in accordance with their original terms, amounted to approximately $121,000 and $111,000, respectively.

Loans to directors and executive officers aggregated approximately $1,616,000 and $817,000 at December 31, 2007 and 2006, respectively. Such loans are made on substantially the same terms as those for other loan customers.

6)	Loans Receivable, Held for Sale

The Bank will, from time to time, sell loans to the Federal Home Loan Bank of Indianapolis (“FHLB”). As such, the Bank may designate a portion of the loan portfolio to be classified as held for sale. During the year ended December 31, 2007, the Bank sold first mortgage loans totaling $1,379,711 to the FHLB. The Company retains the servicing on loans sold to FHLB. Proceeds from the sale of loans during the year ended December 31, 2007 were $1,389,664 with gains of $9,953 realized on those sales. In addition, the Company recorded a gain of $8,476 for the year ended December 31, 2007 on loan sales from the establishment of a mortgage servicing right asset. During the year ended December 31, 2007, the Company amortized $526 of mortgage servicing rights against current servicing fee income.

As of December 31, 2007, there were no loans classified in this portfolio. Loans held for sale are valued at the lower of cost or fair value. At December 31, 2007, loans serviced for the FHLB amounted to $1,374,009.

7) Investment in Limited Partnership

The investment in limited partnership of $712,129 and $757,129 at December 31, 2007 and 2006 represents a 39.60% equity in Pedcor Investments 1997 - XXXI ("Pedcor"), a limited partnership organized to build, own and operate a 56 unit apartment complex. The Bank has recorded its equity in the losses of Pedcor in the amount of $45,000, $40,819 and $71,750 for the years ended December 31, 2007, 2006 and 2005. Condensed financial statements for Pedcor are as follows:

	December 31,
Condensed Statements of Financial Condition	2007	2006

Assets
Cash	$42,297	53,542
Property and equipment	3,230,834	3,331,236
Land	112,000	112,000
Other	140,769	166,730

Total assets	3,525,900	3,663,508

Liabilities and Partner’s Capital
Notes payable - Bank	190,926	308,419
Notes payable - Other	1,850,507	2,045,747
Other liabilities	299,820	323,477
Total liabilities	2,341,253	2,677,643

Partners' capital	1,184,647	985,865

Total liabilities and partners' capital	$3,525,900	3,663,508

	Years Ended December 31,
Condensed Statements of Operations	2007	2006	2005

Total revenues	$293,209	291,505	242,033
Total expenses	397,039	394,582	423,219
Net loss	$(103,830)	(103,077)	(181,186)

8)	Accrued Interest Receivable

Accrued interest receivable is summarized as follows:
	December 31,
	2007	2006
Investment securities	$37,056	56,904
Mortgage-backed securities	3,603	5,251
Loans receivable	907,063	869,709
Allowance for uncollected interest	(206,450)	(135,510)
Total accrued interest receivable	$741,272	796,354

9)	Office Properties and Equipment

Office properties and equipment are summarized as follows:

	December 31,
	2007	2006
Cost:
Land - Munster	$40,669	40,669
Hammond	33,300	33,300
Dyer	300,000	300,000
Schereville	380,345	380,345
Building - Munster	457,773	457,773
Hammond	319,985	319,985
Dyer	1,803,735	1,796,151
Branch construction in process	3,602,403	143,433
Furniture and equipment	2,133,757	2,071,743
Total	9,071,967	5,543,399

Less accumulated depreciation:
Building - Munster	430,525	429,202
Hammond	287,687	283,010
Dyer	463,757	408,755
Furniture and equipment	1,678,774	1,566,000
Total	2,860,743	2,686,967
Net book value	$6,211,224	2,856,432

Depreciation of office properties and equipment for the years ended December 31, 2007, 2006 and 2005 amounted to $200,526, $200,411 and $204,650, respectively.

The Bank owns a three- story office building in Dyer, Indiana, which is one-third utilized by the Bank as its branch office location. An additional one-third of the building is leased to a third party at a current annual lease rent of $83,238. This lease terminates May 31, 2008 subject to a six month lease renewal option. One half of the remaining third of the building is being leased to a third-party at a current annual lease rent of $34,855. This lease commenced on October 1, 2003 and terminates September 30, 2009 subject to two six-year lease renewal options. The remainder of the building is being leased to a third-party at a current annual lease rent of $36,857. This lease commenced on January 1, 2004 and terminates December 31, 2008 subject to two five-year lease renewal options.

The Bank is currently constructing a three-story office building located in Schererville, Indiana, which will be partially utilized by the Bank as a full service branch office. The Bank will attempt to lease the remaining portion of the building. Construction of the banking facility is near completion and anticipated to be open to the public in June, 2008. Remaining costs to complete the construction project are anticipated to be approximately $1,500,000.

10)	Real Estate Held for Development

The Company has entered into an agreement with a local builder to acquire vacant lots and construct single family residences. Costs incurred as of December 31, 2007 for the acquisition of seven land parcels and construction costs on three completed residences amounted to $1,953,953. Upon sale of each completed residence, before any profit distribution, the Company will receive a stipulated amount as interest on the funds that have been advanced. After payment of this amount, the Company is entitled to receive 30% of any remaining profit. There was one sale during the year ended December 31, 2007 resulting in income recognition of $34,256 and two sales during the year ended December 31, 2006 resulting in income recognition of $50,598. At December 31, 2007, the completed properties have been listed for sale and are being actively marketed. Due to the recent slowdown in the housing industry, the Company has decided not to build on the remaining vacant lots and has listed them for sale.

11)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

	December 31,
	2007	2006
Prepaid insurance premiums	$64,729	89,534
Prepaid pension cost	220,936	277,573
Prepaid statutory trust preferred fees	154,360	160,780
Prepaid income taxes	290,103	337,264
Other prepaid expenses	83,178	70,814
Deferred federal and state income tax asset - net (a)	458,871	384,780
Purchased accounts receivable (b)	3,661,158	2,959,901
Miscellaneous (c)	117,103	65,201

Total	$5,050,438	4,345,847

(a)	Significant components of the deferred tax assets and liabilities are as follows:

	December 31,
	2007	2006
Deferred tax assets:
Deferred compensation	$388,824	374,192
Nondeductible incentive plan expense	6,957	6,957
Book allowance for loan losses	296,354	274,587
Allowance for uncollected interest	82,580	71,280
Unrealized loss on securities available for sale	-	16,434

Total deferred tax assets	774,715	743,450

Deferred tax liabilities:
Accelerated tax depreciation	28,213	43,844
Federal Home Loan Bank stock dividend	67,258	67,258
Pension expense	88,374	111,029
Unrealized gain on trading account securities	39,291	52,375
Unrealized gain on securities available for sale	8,151	-
Other	84,557	84,164

Total deferred tax liabilities	315,844	358,670

Net deferred tax benefit	$458,871	384,780

(b)
The Bank has entered into a program to purchase and manage the accounts receivable of credit-worthy merchants with required repurchase of delinquent accounts and with the merchant's repurchase obligation supported by a cash collateral reserve account. For each merchant, the Bank establishes a maximum amount of purchased receivables allowed to be outstanding at any one time. At December 31, 2007 and 2006, the unused amount was $1,951,000 and $2,655,000, respectively.

c)
In March 2005, the shareholders of Intrieve Incorporated, the Bank’s data processing provider, approved the sale and merger of Intrieve into Harland Financial Solutions Inc., a wholly owned subsidiary of John H. Harland Company. This transaction closed in April 2005. As a shareholder of Intrieve, the Bank received $360,166 in cash on its $15,000 investment, resulting in a gain of $345,166 for the year ended December 31, 2005. During the year ended December 31, 2006, the Bank received additional funds of $38,851 from this investment which represents the net proceeds of amounts held back to cover expenses of the transaction.

12)	Deposits

Deposit accounts are summarized as follows:

	December 31,
	2007	2006
Passbook accounts	$16,928,984	17,616,276
Demand deposits and NOW accounts	13,332,751	15,465,231
Money market accounts	9,992,585	10,852,290

Subtotal	40,254,320	43,933,797

Certificates of deposit by interest rate:
1.01- 2.00%	-	297,703
2.01- 3.00	566,706	1,989,515
3.01- 4.00	10,107,045	14,421,201
4.01- 5.00	39,148,903	34,932,869
5.01- 6.00	28,804,573	29,282,916

Subtotal	78,627,227	80,924,204

Total	$118,881,547	124,858,001

The weighted average rate on deposit accounts at December 31, 2007 and 2006 was 3.58% and 3.49%, respectively.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $21,614,000 and $22,296,000 at December 31, 2007 and 2006, respectively.

A summary of certificates of deposit by maturity is as follows:

	December 31,
	2007	2006
Within 12 months	$67,630,655	73,033,334
12 months to 24 months	7,581,389	4,697,758
24 months to 36 months	2,582,338	2,327,437
36 months to 48 months	832,845	865,675

Total	$78,627,227	80,924,204

Interest expense on deposits consists of the following:

	Years Ended December 31,
	2007	2006	2005
Passbook accounts	$186,033	231,534	252,244
NOW accounts	66,110	64,906	61,160
Money market accounts	305,583	368,782	370,977
Certificates of deposit	3,837,781	3,309,345	2,116,030

Total	$4,395,507	3,974,567	2,800,411

13)	Borrowed Money

Borrowed money consists of advances from the Federal Home Loan Bank of Indianapolis and is summarized as follows:

	Interest	December 31,
Maturity Date	Rate	2007	2006

March 28, 2007	4.37%	$-	2,000,000
April 13, 2007	4.18	-	1,000,000
May 25, 2007	5.24	-	2,000,000
July 18, 2007	5.67	-	1,000,000
August 23, 2007	5.46	-	1,000,000
August 29, 2007	5.45	-	2,000,000
November 28, 2007	5.21	-	2,000,000
December 26, 2007	5.27	-	2,000,000
January 23, 2008	4.88	2,000,000	2,000,000
February 19, 2008	5.24	1,000,000	-
April 22, 2008	3.75*	1,000,000	-
May 1, 2008	5.42	2,000,000	-
May 27, 2008	3.75*	2,000,000	-
June 23, 2008	3.75*	2,000,000	-
July 1, 2008	4.13	2,000,000	2,000,000
July 18, 2008	5.35	2,000,000	-
August 25, 2008	3.84	2,000,000	2,000,000
March 30, 2009	5.23	2,000,000	2,000,000
May 15, 2009	5.93	190,926	308,419
August 24, 2009	5.02	1,000,000	-
August 31, 2009	4.90	2,000,000	-
August 16, 2010	5.99	1,500,000	1,500,000
September 20, 2010	5.95	1,000,000	1,000,000
December 20, 2010	4.98	2,000,000	2,000,000
March 28, 2011	5.26	3,000,000	3,000,000
December 20, 2011	3.90	1,250,000	-
December 20, 2012	4.03	1,250,000	-
July 15, 2015	5.91	611,236	623,969
November 16, 2020	6.71	1,568,096	1,642,440

Total		$33,370,258	34,074,828

Weighted average interest rate		4.87%	5.16%

*Variable rate

The Bank has adopted a collateral pledge agreement whereby the Bank has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, first mortgages with unpaid principal balances aggregating no less than 145% of the outstanding secured advances from the Federal Home Loan Bank of Indianapolis. At December 31, 2007, no securities were pledged for these borrowings.

Interest expense on FHLB advances amounted to $1,650,852, $1,360,285 and $987,546 for the years ended December 31, 2007, 2006 and 2005, respectively.

13)	Borrowed Money (continued)

The Company has entered into a revolving line of credit in the maximum amount of $243,000. The loan bears interest at one half percent under the Wall Street Journal prime rate. At December 31, 2007, the Company pledged common stock with a market value of approximately $307,000 as collateral securing this line of credit. At December 31, 2007, the Company had an outstanding balance against this line of credit of $242,761. Interest expense incurred on this advance amounted to $18,568, $18,563 and $2,397 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company has also entered into a non-revolving line of credit in the maximum amount of $600,000. The loan bears interest at a fixed rate of 6.75%. At December 31, 2007, the Company pledged two real estate held for development properties with a market value of approximately $980,000 as collateral securing this line of credit. The Company had an outstanding balance against this line of credit of $300,000 as of December 31, 2007. Interest expense incurred on this advance amounted to $3,206 for the year ended December 31, 2007.

In connection with the redemption of the junior subordinated debentures during 2007, the Company borrowed $2,000,000 from a third-party lender at a variable rate of interest tied to the LIBOR index (6.28% at December 31, 2007). The Company pledged its stock investment in the subsidiary Bank as collateral securing this advance. Interest expense incurred on this advance amounted to $101,820 for the year ended December 31, 2007.

14)	Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures

In 2007, the Company issued $3,000,000 of junior subordinated debentures (2007 debentures) to AMB Financial Statutory Trust II. The 2007 debentures are the sole assets of this trust, which issued common securities to the Company and preferred capital securities to third-party investors. The 2007 debentures bear interest at a fixed rate of 6.55%, payable quarterly in arrears, for the first five years and then bear interest at a rate of 3-month LIBOR plus 1.65% thereafter. These debentures are non-callable for five years and, after that period, are redeemable at par plus accrued unpaid interest, in whole or in part, with the prior approval of the Office of Thrift Supervision. The 2007 debentures have a scheduled maturity date of June 15, 2037. Interest expense for the year ended December 31, 2007 amounted to $156,192.

On March 27, 2007, the Company exercised the early call on its previously issued $5,000,000 of junior subordinated debentures (2002 debentures) issued to AMB Financial Statutory Trust I. The 2002 debentures were repaid with the proceeds of the 2007 debentures and the aforementioned $2,000,000 advance from a third-party lender. Interest expense for the years ended December 31, 2007, 2006 and 2005 on the 2002 debentures amounted to $115,545, $453,656, and $359,035, respectively.

15)	Other Liabilities

Other liabilities include the following:

	December 31,
	2007	2006
Accrued interest on deposits	$13,564	14,136
Accrued interest on borrowings	82,356	74,932
Accrued payroll and bonus	36,138	120,642
Accrued audit and accounting fees	38,620	39,010
Accrued real estate and personal property taxes	179,416	75,822
Deferred compensation (see note 15)	972,060	935,481
Outstanding bank drafts	1,131,732	1,162,197
Miscellaneous accounts payable	656,955	278,965

Total	$3,110,841	2,701,185

16)	Benefit Plans

The Bank participates in an industry-wide, multi-employer, defined-benefit pension plan, which covers all full-time employees who have attained at least 21 years of age and completed one year of service. The Plan is administered by the Financial Institutions Retirement Fund. Calculations to determine full-funding status are made annually as of June 30. Contributions to the Plan for the Plan years ended June 30, 2008, 2007 and 2006 amounted to $319,086, $383,246 and $380,900, respectively. Pension expense for the years ended December 31, 2007, 2006 and 2005 amounted to $381,323, $407,735, and $350,037, respectively. Information regarding the Bank's share of assets and liabilities and plan benefit information of this plan is not available on an individual basis.

The Bank participates in the Financial Institutions Thrift Plan, which qualifies under Section 401(k) of the Internal Revenue Code and which covers substantially all employees. This plan calls for a discretionary contribution within specified limits and a matching Bank contribution equal to 25% of the first 6% of the employee contributions. Plan expense for the years ended December 31, 2007, 2006 and 2005 amounted to $14,602, $15,361 and $15,919, respectively.

The Bank also has established three non-qualified 401(k) Plans providing participating officers of the Bank the opportunity to defer up to 6% of their salary into a tax deferred accumulation for future retirement. In addition, the Bank has also established a Director Deferral Plan. All deferred non-qualified 401(k) Plan contributions and deferred director fees are credited with interest from the Bank at the rate of 10% per year. Interest credited by the Bank to the non-qualified plans and deferred director fees on accumulated funds was $95,801, $89,456 and $82,583 for the years ended December 31, 2007, 2006 and 2005, respectively.

17)	Director, Officer and Employee Plans

Stock Option Plan - In conjunction with the Conversion, the stockholders of the Company approved the AMB Financial Corp. 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. This Plan authorized grants of options to purchase 210,767 shares of common stock after adjustments of stock dividends and stock splits (original authorized number of shares was 112,412, equal to 10% of the total number of shares issued in the Conversion). On October 23, 1996, 187,573 options (after adjusting for the stock dividends) were granted at $6.80 per share, exercisable at a rate of 20% per year commencing October 23, 1997, and expiring ten years from the date of grant.

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

The following is an analysis of the stock option activity for each of the years in the three year period ended December 31, 2007, and the stock options outstanding at the end of the respective periods.

		Exercise Price
	Number
Options	of Options	Per Share	Total

Outstanding at December 31, 2004	116,857	$6.80	794,627
Granted	43,120	13.25	571,340
Exercised	(10,505)	6.80	(71,434)
Forfeited	-

Outstanding at December 31, 2005	149,472	6.80-13.25	1,294,533
Granted	-
Exercised	(106,352)	6.80	(723,193)
Forfeited	(2,810)	13.25	(37,232)

Outstanding at December 31, 2006	40,310	13.25	534,108
Granted	-
Exercised	-
Forfeited	(2,810)	13.25	(37,232)

Outstanding at December 31, 2007	37,500	$13.25	$496,875

Exercisable at December 31, 2007	36,500	$13.25	$483,625

Options available for future grants at December 31, 2007	25,694

As of December 31, 2007, the weighted average exercise price for options outstanding was $13.25 with a weighted average remaining contractual life of 7.25 years.

Employee Stock Option Plan (“ESOP”) - The ESOP is a qualified deferred compensation plan funded by contributions from the Bank. Contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of the Company’s common stock. All employees over the age of 18 meeting minimum service requirements are eligible to participate in the plan. Employee contributions are not permitted. Plan contributions charged to expense totaled $50,000 for the year ended December 31, 2007. Eligible employees were vested in their proportionate share of this ESOP contribution at December 31, 2007.

18)	Income Taxes

The Bank had qualified under provisions of the Internal Revenue Code, which permitted it to deduct from taxable income an allowance for bad debt, which differed from the provision for such losses charged to income. Accordingly, retained earnings at December 31, 2007 includes approximately $1,950,000, for which no provision for income taxes has been made. If in the future this portion of retained earnings is distributed, or the Bank no longer qualifies as a bank for tax purposes, income taxes may be imposed at the then applicable rates.

The provision for income taxes consists of the following:

	Years Ended December 31,
	2007	2006	2005
Current	$40,392	131,828	381,864
Deferred	(98,676)	(12,756)	(38,195)

Total	$(58,284)	119,072	343,669

Deferred income tax expense consists of the following tax effects of timing differences:

	Years Ended December 31,
	2007	2006	2005
Federal Home Loan Bank stock dividend	$-	-	7,440
Federal Home Loan Bank stock redemption	-	(4,022)	-
Depreciation	(15,631)	(708)	3,939
Deferred compensation	(14,632)	(28,668)	(28,266)
Pension	(22,655)	(9,354)	13,443
Book loan loss provision (in excess of) less than tax deduction	(21,767)	24,957	(13,152)
Unrealized gain on trading account securities	(13,084)	4,092	(20,397)
Other, net	(10,907)	947	(1,202)

Total	$(98,676)	(12,756)	(38,195)

19)	Regulatory Capital Requirements

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible and core capital, as defined in the regulations. Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

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

At December 31, 2007 and 2006, the Bank's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provision, are as follows:
	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio

December 31, 2007

Tangible	$15,153,994	8.86%	$2,565,000	1.50%	$	N/A	N/A	%
Core	15,153,994	8.86	5,130,000	3.00		8,549,000	5.00
Risk-based	15,891,880	14.13	8,996,000	8.00		11,245,000	10.00

December 31, 2006

Tangible	$15,574,894	8.74%	$2,672,000	1.50%	$	N/A	N/A	%
Core	15,574,894	8.74	5,344,000	3.00		8,907,000	5.00
Risk-based	16,261,361	14.93	8,712,000	8.00		10,891,000	10.00
	Tangible	Core	Risk-based
	Capital	Capital	Capital

December 31, 2007

Stockholders' equity	$15,167,017	15,167,017	15,167,017
Unrealized gain on securities available for sale, net of taxes	(12,228)	(12,228)	(12,228)
Retained mortgage servicing rights	(795)	(795)	(795)
General loss allowances	-	-	737,886
Regulatory capital computed	$15,153,994	15,153,994	15,891,880

December 31, 2006

Stockholders' equity	$15,550,244	15,550,244	15,550,244
Unrealized loss on securities available for sale, net of taxes	24,650	24,650	24,650
General loss allowances	-	-	686,467
Regulatory capital computed	$15,574,894	15,574,894	16,261,361

20)	Stockholders' Equity

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

In addition, the Bank may not declare, or pay cash dividends on, or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements, or if such declaration and payment would otherwise violate regulatory requirements.

Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company's source of funds for future dividends may depend upon dividends received by the Company from the Bank.

21)	Financial Instruments with Off-Balance Sheet Risk

The Bank is a party to various transactions with off-balance sheet risk in the normal course of business. These transactions are primarily commitments to originate loans and to extend credit on previously approved unused lines of credit. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements.

Commitments to originate mortgage loans of $1,796,500 at December 31, 2007 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. The mortgage loan commitments are fixed rates ranging from 6.125% to 8.250%. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Northwest Indiana area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

The Bank has approved, but unused, home equity lines of credit of approximately $5,510,000 at December 31, 2007. Approval of lines of credit is based upon underwriting standards that generally do not allow total borrowings, including the line of credit, to exceed 75% of the estimated fair value of the customer's home. In addition, the Bank has approved, but unused, equity lines of credit on various construction and commercial projects of approximately $2,370,000 at December 31, 2007. The Bank also has approved but unused credit card lines of credit of approximately $2,002,000.

The Bank is currently participating with several local financial institutions in credit enhancement agreements with in-state municipalities to guarantee the repayment on municipal revenue bonds. The Bank has accepted credit risk on these various municipal projects in the amount of approximately $936,000. These credit enhancements are in cooperation with the Federal Home Loan Bank of Indianapolis ("FHLB") and have pledging requirements as part of the qualifying collateral agreement with FHLB. Additionally, at December 31, 2007, the Bank had issued standby letters of credit totaling approximately $267,000 to guarantee the performance of various customers to third parties.

22)	Contingencies

The Bank is, from time to time, a party to certain lawsuits in the ordinary course of its business, wherein it enforces its security interest. The Bank is currently involved in litigation with Steve Tokarski, the successor personal representative of the Estate of John Wroblewski. The suit involves multiple claims, including an alleged conversion by the Bank of a restricted deposit account in the amount of $155,000 to satisfy two delinquent loans as well as alleged negligence by the Bank in the cashing of two checks totaling approximately $513,000. The suit claims that the Bank violated a Notice of Restriction placed on the deposit account by applying funds without proper written consents and that the Bank assisted an individual, presumably acting on behalf of John Wroblewski under a power of attorney, in misappropriating funds belonging to the Estate by cashing the checks mentioned above. The Bank intends to vigorously defend the litigation and counsel is of the opinion the Bank has strong legal and factual defenses which should permit the Bank to successfully defend the litigation. Legal counsel intends to file a Motion for Summary Judgment setting forth additional factual allegation establishing the Bank’s right to apply the funds of the restricted deposit account to the then delinquent amount due the Bank. Counsel also believes that the claims are barred by the two-year statute of limitations since the Plaintiff filed the Complaint in June, 2007, more than two years after the May, 2005 withdrawal of funds or the June, 2003 presentation and cashing of checks discussed above. At this time, the outcome of this litigation is still in question, and the amount of potential loss, if any, cannot be estimated.

23)	Subsequent Event

On January 23, 2008, the Company declared a quarterly cash dividend of $.09 per share, totaling $88,575, payable February 15, 2008 to shareholders of record as of February 1, 2008.

24)	Disclosures About the Fair Value of Financial Instruments

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

The estimated fair value of the Company's financial instruments as of December 31, 2007 and 2006 are as follows:

	December 31, 2007
	Carrying	Fair
Financial assets:	Amount	Value
Cash and cash equivalents	$2,935,008	2,935,008
Investment securities, available for sale	1,718,634	1,718,634
Trading securities	306,566	306,566
Mortgage-backed securities, available for sale	857,988	857,988
Loans receivable, gross	150,983,044	151,853,000
Accrued interest receivable	741,272	741,272

Financial liabilities:
Deposits	$118,881,547	119,574,000
Borrowed money	35,913,019	36,755,000
Accrued interest payable	95,920	95,920

	December 31, 2006
	Carrying	Fair
Financial assets:	Amount	Value
Cash and cash equivalents	$9,727,842	9,727,842
Investment securities, available for sale	3,178,431	3,178,431
Trading securities	339,275	339,275
Mortgage-backed securities, available for sale	1,252,251	1,252,251
Loans receivable, gross	156,866,854	156,883,000
Accrued interest receivable	796,354	796,354

Financial liabilities:
Deposits	$124,858,001	124,790,000
Borrowed money	34,317,589	34,587,000
Accrued interest payable	89,068	89,068

25)	Condensed Parent Company Only Financial Statements

The following condensed statement of financial condition, as of December 31, 2007 and 2006 and condensed statements of income and cash flows for the years ended December 31, 2007, 2006 and 2005 for AMB Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Statements of Financial Condition
	Years Ended December 31,
	2007	2006
Assets

Cash and cash equivalents	$22,989	347,843
Trading securities	306,566	339,275
Loans receivable	1,025,298	1,257,693
Real estate held for development	1,953,953	1,881,551
Investment in American Savings, FSB	14,421,176	14,841,281
Investment in AMB Financial Statutory Trust I	-	155,000
Investment in AMB Financial Statutory Trust II	93,000	-
Prepaid expenses and other assets	592,418	605,820

Total assets	18,415,400	19,428,463

Liabilities and Stockholders' Equity

Liabilities:
Borrowed money	2,542,761	242,761
Junior subordinated debentures	3,093,000	5,155,000
Accrued taxes and other liabilities	72,976	78,497

Total liabilities	5,708,737	5,476,258

Stockholders' Equity:
Common stock	16,862	16,862
Additional paid-in capital	10,797,056	10,785,555
Retained earnings	9,653,588	9,963,363
Treasury stock	(7,760,843)	(6,813,575)

Total stockholders' equity	12,706,663	13,952,205

Total liabilities and stockholders’ equity	$18,415,400	19,428,463

Condensed Statements of Income

	Years Ended December 31,
	2007	2006	2005
Net interest expense	$(263,269)	(285,019)	(227,881)
Gain on sale of trading securities	-	-	42,821
Unrealized (loss) gain on trading securities	(32,709)	10,230	(50,993)
Income from real estate held for development	34,256	50,598	-
Other non-interest income	3,939	49,000	9,017
Non-interest expense	(298,473)	(336,954)	(294,181)

Net loss before income taxes and equity in earnings of subsidiaries	(556,256)	(512,145)	(521,217)
Benefit from income taxes	224,801	213,353	209,551

Net loss before equity in earnings of subsidiaries	(331,455)	(298,792)	(311,666)
Equity in earnings of subsidiaries	379,895	947,060	1,171,408
Net income	$48,440	648,268	859,742

25)	Condensed Parent Company Only Financial Statements (continued)

Condensed Statements of Cash Flows

	Years Ended December 31,
	2007	2006	2005
Operating activities:
Net income	$48,440	648,268	859,742
Equity in earnings of subsidiaries	(379,895)	(947,060)	(1,171,408)
Stock option compensation	11,501	50,019	-
Gain on sale of trading securities	-	-	(42,821)
Unrealized loss (gain) on trading securities held for trade	32,709	(10,230)	50,993
Proceeds from sale of trading securities	-	-	177,736
(Decrease) increase in deferred income on loans	(2,917)	(6,595)	9,512
Income from real estate held for development	(34,256)	(50,598)	-
Decrease (increase) in prepaid taxes and other assets	13,402	83,755	(25,705)
(Decrease) increase in other liabilities	(5,521)	22,378	3,639

Net cash provided for operating activities	(316,537)	(210,063)	(138,312)

Investing activities:
Proceeds from sale of real estate held for development	476,691	881,679	-
Purchase of real estate held for development	(514,837)	(1,360,021)	(1,352,611)
Loan disbursements	(64,688)	(37,837)	(1,767,773)
Loan repayments	300,000	545,000	89,930

Net cash provided by (for) investing activities	197,166	28,821	(3,030,454)

Financing activities:
Proceeds from borrowed money	2,300,000	-	442,761
Repayment of borrowed money	-	(200,000)	-
Proceeds from issuance of capital trust securities	3,000,000	-	-
Repayment of capital trust securities	(5,000,000)	-	-
Proceeds from exercise of stock options	-	481,783	71,434
Purchase of treasury stock	(947,268)	(420,505)	(166,187)
Dividends received from Bank	800,000	800,000	-
Dividends paid on common stock	(358,215)	(315,315)	(259,197)

Net cash provided (for) by investing activities	(205,483)	345,963	88,811

Net (decrease) increase in cash and cash equivalents	(324,854)	164,721	(3,079,955)
Cash and cash equivalents at beginning of year	347,843	183,122	3,263,077

Cash and cash equivalents at end of year	$22,989	347,843	183,122

AMB Financial Corp.
Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., on April 23, 2008, at the Company’s corporate office, located at 8230 Hohman Avenue, Munster, Indiana.

Stock Listing

The Company’s stock is traded on the OTC Bulletin Board under the symbol “AMFC.OB”.

Price Range of Common Stock and Dividends

The table below shows the range of high and low sale prices and dividends paid in fiscal 2007.

Quarter Ended	High	Low	Dividends

March 31, 2007	15.75	15.20	$0.08
June 30, 2007	15.75	15.00	$0.09
September 30, 2007	15.50	13.25	$0.09
December 31, 2007	14.95	13.05	$0.09

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

As of December 31, 2007, the Company had 984,166 outstanding shares of common stock.

Shareholder General Inquiries	Transfer Agent

Michael Mellon, President	Registrar & Transfer Co.
AMB Financial Corp.	10 Commerce Drive
8230 Hohman Ave.	Cranford, New Jersey 07016
Munster, Indiana 46321	(800) 456-0596
(219) 836-5870

AMB Financial Corp.
Corporate Information

Corporate Office

AMB Financial Corp.	Telephone (219) 836-5870
8230 Hohman Avenue	Fax (219) 836-5883
Munster, IN 46321	Web site ambfinancial.com

Directors of the Board	Officers of AMB Financial Corp.

Clement B. Knapp, Jr.	Michael Mellon
Chairman of the Board	President Since 1977

Ronald W. Borto	Steven A. Bohn
Director since 1986	Vice-President, Chief Financial Officer

Thomas Corsiglia	Denise L. Knapp
Director since 2007	Corporate Secretary

Donald L. Harle	Robert B. Rossa
Director since 1995	Vice President

Michael Mellon	Todd Williams
Director since 2004	Vice President

Robert E. Tolley
Director since 1987

Louis A. Green
Director since 2008

Independent Auditors	Corporate Counsel / Local
Cobitz, VandenBerg & Fennessy	Abrahamson & Reed
9944 S. Roberts Road Suite 202	Attorneys at Law
Palos Hills, IL 60465	200 Russell Street
Hammond, IN 46320

Corporate Counsel / Washington DC
Luse, Gorman, Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W.
Suite 400
Washington, D.C. 20015

Annual and Other Report

The Company is required to file an annual report on Form 10-KSB with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company’s quarterly reports may be obtained without charge by contacting:

Tricia Boss
AMB Financial Corp.
8230 Hohman Avenue
Munster, Indiana 46321
(219) 836-5870